Form 40-F
period 2002-09-29
GILDAN ACTIVEWEAR INC
filed 2003-02-14
CIK 1061894

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 1

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

        The accompanying consolidated financial statements and all information in the Annual Report have been prepared by management and approved by the Board of Directors for the Company. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgements. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.

        To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded, that only valid and authorized transactions are executed and that accurate, timely and comprehensive financial information is prepared.

        The Company's Audit Committee is appointed by the Board of Directors annually and is comprised of non-management directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The independent auditors have direct access to the Audit Committee of the Board of Directors.

        The consolidated financial statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with generally accepted auditing standards. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

(Signed) H. Greg Chamandy Chairman of the Board and Chief Executive Officer November 27, 2002	(Signed) Laurence G. Sellyn Executive Vice-President, Finance and Chief Financial Officer

AUDITORS' REPORT TO THE SHAREHOLDERS

        We have audited the consolidated balance sheets of Gildan Activewear Inc. as at September 29, 2002 and September 30, 2001 and the consolidated statements of earnings, retained earnings and cash flows for the years ended September 29, 2002, September 30, 2001 and October 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 29, 2002 and September 30, 2001 and the results of its operations and its cash flows for the years ended September 29, 2002, September 30, 2001 and October 1, 2000 in accordance with Canadian generally accepted accounting principles.

(Signed) KPMG LLP Chartered Accountants Montreal, Canada November 27, 2002

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

September 29, 2002 and September 30, 2001
(In Canadian dollars)

	2002	2001
Assets
Current assets:
Cash and cash equivalents	$70,905,497	$—
Accounts receivable	87,746,113	125,525,468
Inventories	112,970,468	178,350,875
Prepaid expenses and deposits	3,656,987	4,265,223
Future income taxes (note 8)	5,028,000	6,915,000

	280,307,065	315,056,566
Fixed assets (note 2)	209,247,348	153,571,566
Future income taxes (note 8)	—	1,081,000
Other assets (note 3)	7,084,926	6,941,740

	$496,639,339	$476,650,872

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$82,167,747	$98,199,045
Income taxes payable	3,063,050	2,312,168
Current portion of long-term debt (note 4)	6,249,039	6,415,790

	91,479,836	106,927,003
Long-term debt (note 4)	114,866,404	153,224,648
Future income taxes (note 8)	20,385,000	17,646,000
Shareholders' equity:
Share capital (note 5)	104,924,975	100,361,637
Contributed surplus	322,866	322,866
Retained earnings	164,660,258	98,168,718

	269,908,099	198,853,221

Commitments and contingent liabilities (note 7)
	$496,639,339	$476,650,872

        See accompanying notes to consolidated financial statements.

On behalf of the Board:

(Signed) H. Greg Chamandy Director	(Signed) Robert M. Baylis Director

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended September 29, 2002, September 30, 2001 and October 1, 2000
(In Canadian dollars)

	2002	2001	2000
Sales	$600,660,380	$504,867,353	$459,208,329
Cost of sales (note 9)	431,996,459	398,566,740	328,191,271

Gross profit	168,663,921	106,300,613	131,017,058
Selling, general and administrative expenses (note 9)	63,926,673	76,074,745	48,309,004

Earnings before the undernoted items	104,737,248	30,225,868	82,708,054
Depreciation and amortization (note 9)	17,591,885	16,208,560	9,380,214
Interest (note 4)	13,341,823	13,628,350	10,233,019
Debt prepayment charge (note 4)	—	—	2,344,682

	30,933,708	29,836,910	21,957,915

Earnings before income taxes	73,803,540	388,958	60,750,139
Income taxes (recovery) (note 8)	7,312,000	(427,000)	6,145,000

Net earnings	$66,491,540	$815,958	$54,605,139

Earnings per share: (note 10)
Basic	$2.33	$0.03	$1.97
Diluted	2.26	0.03	1.88

        See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended September 29, 2002, September 30, 2001 and October 1, 2000
(In Canadian dollars)

	2002	2001	2000
Retained earnings, beginning of year	$98,168,718	$97,352,760	$42,747,621
Net earnings	66,491,540	815,958	54,605,139

Retained earnings, end of year	$164,660,258	$98,168,718	$97,352,760

        See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended September 29, 2002, September 30, 2001 and October 1, 2000
(In Canadian dollars)

	2002	2001	2000
Cash and cash equivalents, beginning of year	$—	$33,492,381	$—
Cash flows from operating activities:
Net earnings	66,491,540	815,958	54,605,139
Adjustments for:
Depreciation and amortization	17,591,885	16,208,560	9,380,214
Future income taxes	5,013,000	(268,000)	4,279,000
Loss (gain) on disposal of fixed assets	949,092	7,534	(66,373)
Foreign exchange loss (gain)	3,443,038	(416,640)	(2,299,110)
Net changes in non-cash working capital balances:
Accounts receivable	38,170,839	(13,129,676)	(4,250,638)
Inventories	65,380,407	(56,636,049)	(23,036,446)
Prepaid expenses and deposits	599,018	(225,444)	(1,637,740)
Accounts payable and accrued liabilities	(21,026,308)	39,545,292	5,334,171
Income taxes payable	1,488,272	1,755,409	(2,024,976)

	178,100,783	(12,343,056)	40,283,241
Cash flows from financing activities:
(Decrease) increase in revolving bank loan	(35,083,026)	35,083,026	(10,340,350)
Repayment of capital leases	(5,119,718)	(5,164,290)	(4,934,576)
Increase in other long-term debt	2,974,000	—	104,839,000
Repayment of other long-term debt	(6,433,817)	(2,209,780)	(46,935,717)
Issue of common shares, net	4,563,338	986,726	1,790,789
Increase in deferred financing charges	(1,086,020)	(405,514)	(1,935,983)

	(40,185,243)	28,290,168	42,483,163
Cash flows from investing activities:
Decrease in loans	150,000	150,000	150,000
Purchase of fixed assets, net of disposals	(65,764,900)	(49,149,541)	(46,897,766)
Decrease (increase) in advances	—	259,153	(452,004)
Increase in other assets	(1,545,301)	(542,352)	(2,322,444)

	(67,160,201)	(49,282,740)	(49,522,214)
Effect of exchange rate changes on cash and cash equivalents	150,158	(156,753)	248,191

Cash and cash equivalents, end of year	$70,905,497	$—	$33,492,381

Supplemental disclosure of cash flow information (note 14)

        See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended September 29, 2002, September 30, 2001 and October 1, 2000

(In Canadian dollars)

Gildan Activewear Inc. (the "Company") is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear apparel. The Company's fiscal year ends on the first Sunday following September 28. All references to 2002, 2001 and 2000 represent the fiscal years ended September 29, 2002, September 30, 2001 and October 1, 2000.

1.    SIGNIFICANT ACCOUNTING POLICIES:

        The consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with accounting principles generally accepted in Canada. These principles conform, in all material respects, with accounting principles generally accepted in the United States, except as described in note 16. The principal accounting policies of the Company are summarized as follows:

(a)
Principles of consolidation:

        The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)
Cash and cash equivalents:

        The Company considers all liquid investments with maturities of three months or less when acquired to be cash equivalents.

(c)
Inventories:

        Inventories are stated at the lower of cost and market value. Cost is established based on the first-in, first-out method. Market value is defined as replacement cost for raw materials and net realizable value for work in process and finished goods.

(d)
Fixed assets:

        Fixed assets are recorded at cost. Depreciation and amortization are calculated on a straight-line basis at the following annual rates:

Asset	Rate
Buildings and improvements	2 1/2% to 20%
Equipment	6 2/3% to 25%
Equipment under capital leases	5% to 25%
(e)
Deferred charges:

        The costs of obtaining long-term financing are deferred and amortized on a straight-line basis over the term of the related debt, ranging over a period of 3 to 7 years. Plant start-up costs are deferred and amortized over 2 years. The amortization of these charges is included in depreciation and amortization.

(f)
Use of estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g)
Foreign exchange:

        Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange at the balance sheet date. Other balance sheet items denominated in foreign currencies are translated at the rates prevailing at the respective transaction dates. Income and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Gains or losses on foreign exchange are recorded in the consolidated statements of earnings.

        The foreign subsidiaries are considered to be integrated foreign operations and their accounts have been translated using the temporal method with translation gains and losses included in the consolidated statements of earnings.

        In November 2001, the Canadian Institute of Chartered Accountants ("CICA") issued revisions to Handbook Section 1650 "Foreign Currency Translation". The new recommendations eliminate the deferral and amortization of unrealized foreign currency translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. The new recommendations also require the disclosure of foreign exchange gains (losses) included in the consolidated statements of earnings which, for fiscal 2002, amounted to $(968,633) (2001 — ($1,906,216); 2000 — $2,750,207). The change was adopted retroactively. There is no impact on the Company's consolidated financial position, results of operations and cash flows as a result of adopting these recommendations.

(h)
Revenue recognition:

        Sales are recognized upon shipment of products to customers since title passes upon shipment. At the time of sale, estimates are made based upon existing programs for customer price discounts and rebates. Accruals required for new programs which relate to prior sales are recorded at the time the new program is introduced.

(i)
Financial instruments:

        The Company may periodically use derivative financial instruments, such as forward foreign exchange contracts and cross-currency swap and cross-currency interest rate swap arrangements to manage risks related to fluctuations in exchange rates and interest rates. Derivative financial instruments are not used for trading purposes. Forward foreign exchange contracts are entered into with maturities of no longer than twelve months. Gains and losses on forward foreign exchange contracts are recognized through income and generally offset transaction losses or gains on the foreign currency cash flows, which they are intended to hedge. Gains and losses on swap arrangements are recognized and charged to income on a basis that corresponds with changes in the related underlying item.

(j)
Income taxes:

        The Company utilizes the asset and liability method for accounting for income taxes which requires the establishment of future tax assets and liabilities, measured at substantially enacted tax rates, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. Future income tax assets are evaluated and if realization is not considered to be more likely than not, a valuation allowance is provided.

(k)
Stock-based compensation plans:

        In December 2001, the CICA issued Handbook Section 3870, with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations, which are effective for fiscal years beginning on or after January 1, 2002, require that all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after adoption of the standard be accounted for using the fair value method. The Company presently does not have any such awards which must be accounted for using the fair value method. For all other stock-based employee compensation awards, the new standards permit the Company to continue to follow its existing policy of using the settlement date method of accounting. Under this method, no compensation expense is recognized when such stock-based compensation awards are issued to employees.

        The Company has employee share purchase plans and a stock option plan which are described in notes 5 and 6 respectively. No compensation expense is recognized under the stock-based compensation plans. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

        The Company will be adopting these recommendations prospectively starting in the first quarter of fiscal 2003. The new standards will require that the Company disclose the pro forma effect of accounting for all stock-based awards granted following adoption of the standard using the fair value-based method. In the first year of application, comparative disclosures need not be provided for prior years.

(l)
Employee future benefits:

        The Company offers group defined contribution plans to eligible employees whereby the Company matches employees' contributions up to a fixed percentage of the employee's salary. Contributions by the Company to trustee-managed investment portfolios are expensed as incurred. The Company does not provide its employees with post-retirement defined benefit pensions, health, insurance and other benefits.

(m)
Earnings per share:

        Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed in the same manner except the weighted average number of common shares outstanding for the period is increased to include additional shares from the assumed exercise of options, if dilutive. The number of additional shares is calculated by assuming that outstanding options are exercised and that the proceeds from such exercises are used to repurchase common shares at the average share price for the period.

(n)
Research and investment tax credits and government grants:

        Research and investment tax credits and government grants are recorded as a reduction of the related expense or the cost of the assets acquired. Tax credits are recorded in the accounts when reasonable assurance exists that they will be realized.

2.    FIXED ASSETS:

	2002
	Cost	Accumulated depreciation & amortization	Net book value
Land	$15,154,082	$—	$15,154,082
Buildings and improvements	64,899,283	5,869,949	59,029,334
Equipment	150,127,748	33,010,768	117,116,980
Equipment under capital leases	28,329,528	10,382,576	17,946,952

	$258,510,641	$49,263,293	$209,247,348

	2001
	Cost	Accumulated depreciation & amortization	Net book value
Land	$13,938,449	$—	$13,938,449
Buildings and improvements	42,990,460	4,086,042	38,904,418
Equipment	97,179,841	25,183,783	71,996,058
Equipment under capital leases	27,966,675	8,225,379	19,741,296
Construction in progress	8,991,345	—	8,991,345

	$191,066,770	$37,495,204	$153,571,566

        Depreciation expense in fiscal 2002 was $15,297,250 (2001 — $13,265,489; 2000 — $8,294,238).

        During fiscal 2002, fixed assets were acquired at an aggregate cost of $74,526,963 (2001 — $55,908,925; 2000 — $48,917,442), $1,024,508 of which were acquired by means of capital leases (2001 — $88,928; 2000 — nil).

3.    OTHER ASSETS:

	2002	2001
Loans to directors and officers (note 11)	$900,000	$1,050,000
Deferred charges, net of accumulated amortization	2,722,500	2,932,454
Prepaid equipment rental	940,651	1,089,741
Deposits	1,157,775	366,145
Cross-currency swap	1,164,000	1,207,500
Other	200,000	295,900

	$7,084,926	$6,941,740

4.    LONG-TERM DEBT:

	2002	2001
Secured:
Senior notes (US$70,000,000)	$110,271,000	$106,173,000
Revolving bank loan	—	35,083,026
Obligations under capital leases, bearing interest at rates varying from 5.21% to 16.08%, maturing at various dates through 2005	7,026,062	11,067,506
Term loans, bearing interest at rates from 7.58% to 8.15%, maturing at various dates through 2004	687,951	6,901,131

	117,985,013	159,224,663
Current portion of secured debt	5,570,277	6,300,015

	$112,414,736	$152,924,648

Unsecured:
Term loans, bearing interest at rates up to 6% per annum, maturing at various dates through 2008	$3,130,430	$415,775
Current portion of unsecured debt	678,762	115,775

	$2,451,668	$300,000

Total unsecured and secured long-term debt	$114,866,404	$153,224,648

        Included in interest expense is an amount of $13,439,948 (2001 — $13,720,931; 2000 — $10,008,673) of interest on long-term debt.

        The senior notes are repayable in four equal annual installments commencing in June 2004, bear interest at 9.51% on US$55,000,000 and 9.88% on US$15,000,000 and are secured by tangible and intangible property of the Company.

        During fiscal 2000, the foreign currency risk associated with the senior notes was fully hedged through the use of a cross-currency interest rate swap arrangement under which the Company had fixed repayments on the senior notes of US$70,000,000 into CDN$104,839,000. All quarterly interest payments relating to this debt were converted to Canadian dollars to yield an effective interest rate of 8.705% on $82,373,500 and 9.1% on $22,465,500 for the term of the debt, for a composite rate of 8.79% for fiscal 2000.

        During fiscal 2001, the Company cancelled US$55 million of the cross-currency interest rate swap arrangement. A gain of approximately $1.6 million was realized on the cancellation of the swap arrangement which amount is being deferred and amortized over the term of the senior notes. As at September 29, 2002, approximately $1.0 million (2001 — $1.3 million) of the gain remains deferred on the consolidated balance sheet in accounts payable and accrued liabilities. The combined effective interest rate on the senior notes for fiscal 2002 was 9.43% (2001 was 9.42%) excluding the effect of the amortization of the gain realized on the cancellation of the swap.

        The Company has a revolving term credit facility for a maximum of $150,000,000 or the equivalent amount thereof in US dollars which matures in July 2005. The facility is secured by a first ranking moveable hypothec and security interest on the majority of the Company's accounts receivable, inventories, intangible assets, equipment and tangible moveable assets. There was no balance outstanding under this facility at September 29, 2002. The effective interest rate at September 30, 2001 was 6.88% on US dollar denominated loans and 5.63% on Canadian dollar denominated loans under this facility.

        During fiscal 2000, the Company used the proceeds of its issue of senior notes to repay its unsecured debentures and all of the outstanding indebtedness under its revolving bank facility. A prepayment penalty and the write-off of the unamortized deferred financing costs related to these loans, totalling $2,344,682, were expensed as a debt prepayment charge in the consolidated statement of earnings.

        Under various financing arrangements with its bankers and other long-term lenders, the Company is required to meet certain covenants. The Company was in compliance with all of these covenants as at September 29, 2002 and September 30, 2001.

        Principal payments due on long-term debt, other than obligations under capital leases, are as follows:

Fiscal year
2003	$1,290,280
2004	28,243,399
2005	28,213,393
2006	28,218,133
2007	28,074,176
Thereafter	50,000

$114,089,381

        Future minimum lease payments under capital leases are as follows:

Fiscal year
2003	$5,247,143
2004	2,153,096
2005	47,828

Total minimum lease payments	7,448,067
Less imputed interest	422,005

$7,026,062

5.    SHARE CAPITAL:

	2002		2001
	Shares	Book value	Shares	Book value
Authorized without limit as to number and without par value:
First preferred shares, issuable in series, non-voting
Second preferred shares, issuable in series, non-voting
Class A subordinate voting shares, participating, one vote per share
Class B multiple voting shares, participating, eight votes per share
Issued and outstanding:
Class A subordinate voting shares:
Total outstanding, beginning of year	22,095,460	$95,278,241	21,942,952	$94,291,515
Shares issued under employee share purchase plan	8,096	181,721	2,376	60,310
Shares issued pursuant to exercise of stock options	723,408	4,381,617	150,132	926,416

Total outstanding, end of year	22,826,964	99,841,579	22,095,460	95,278,241
Class B multiple voting shares	6,094,000	5,083,396	6,094,000	5,083,396

	28,920,964	$104,924,975	28,189,460	$100,361,637

        The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase, from treasury, Class A subordinate voting shares of the Company at a price of 90% of the then current stock price as defined in the plans. Employees purchasing shares under the plans must hold the shares for a minimum of one year. The Company has reserved 700,000 Class A subordinate voting shares for issuance under the plans.

6.    STOCK OPTION PLAN:

        The Company has established a stock option plan (the "Plan"). Under the Plan, the Company may grant options to purchase Class A subordinate voting shares at the then current market price to officers, other key employees and directors of the Company. Options vest ratably over a two to four-year period from the date of grant and expire no more than ten years after the date of grant. The Plan provides that the number of Class A subordinate voting shares reserved for issuance upon the exercise of options granted thereunder shall not exceed 2,768,888 shares.

        Changes in outstanding options were as follows:

	Number	Weighted average price
Options outstanding, October 1, 2000	1,647,236	$7.66
Granted	596,540	27.61
Exercised	150,132	6.17

Options outstanding, September 30, 2001	2,093,644	13.45
Granted	163,552	19.68
Exercised	723,408	6.06
Cancelled	104,834	11.24

Options outstanding, September 29, 2002	1,428,954	$18.07

        The following table summarizes information about stock options outstanding and exercisable at September 29, 2002:

	Options outstanding
			Weighted average remaining contractual life (yrs)	Options exercisable
Range of exercise prices	Number	Weighted average exercise price		Number	Weighted average exercise price
$5.15–$5.75	323,032	$5.27	5.85	245,701	$5.18
$6.63–$9.75	189,521	8.47	6.60	56,782	9.35
$14.38–$19.70	228,032	16.70	8.28	25,500	14.38
$20.00–$25.68	408,569	24.44	8.25	19,257	24.05
$27.00–$35.12	279,800	31.17	8.43	5,000	27.90

	1,428,954	$18.07	7.53	352,240	$7.87

7.    COMMITMENTS AND CONTINGENT LIABILITIES:

(a)
The minimum annual lease payments under operating leases are approximately as follows:

Fiscal year
2003	$4,369,000
2004	2,158,000
2005	1,787,000
2006	1,573,000
2007	1,269,000
Thereafter	3,314,000

$14,470,000

(b)
As at September 29, 2002, there were contractual obligations outstanding of approximately $10,388,000 for the acquisition of fixed assets (2001 — $17,059,000).

(c)
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a materially adverse effect on the financial position or results of operations of the Company.

8.    INCOME TAXES:

        The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

	2002	2001	2000
Combined basic Canadian federal and provincial income taxes	$25,979,000	$149,000	$23,262,000
Increase (decrease) in income taxes resulting from:
Manufacturing and processing credit	(195,000)	821,000	(686,000)
Effect of different tax rates on earnings of foreign subsidiaries	(22,639,000)	(4,861,000)	(18,982,000)
Effect of non-deductible expenses and other	4,167,000	3,464,000	2,551,000

	$7,312,000	$(427,000)	$6,145,000

        The components of income tax expense (recovery) are as follows:

	2002	2001	2000
Current income taxes	$2,299,000	$(159,000)	$1,866,000
Future income taxes	5,013,000	(268,000)	4,279,000

	$7,312,000	$(427,000)	$6,145,000

        Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax position are as follows:

	2002	2001
Future income tax assets:
Share issue costs and other	$1,412,000	$2,039,000
Inventory	2,427,000	3,661,000
Reserves and accruals	1,189,000	2,296,000

	5,028,000	7,996,000
Future income tax liabilities:
Fixed assets and other	20,385,000	17,646,000

Net future income tax liability	$15,357,000	$9,650,000

        Management believes that all future income tax assets will more likely be realized than not and accordingly no valuation allowance has been made.

9.    UNUSUAL ITEMS:

        The following unusual costs were incurred in fiscal 2001 and are included in the consolidated statement of earnings:

2001
Charged to:
Cost of sales:
Cotton contract loss (a)	$14,308,667
Restructuring costs (b)	3,582,617

$17,891,284

Selling, general and administration:
Abandoned acquisition related costs (c)	$15,014,936
Restructuring costs (b)	2,996,000

$18,010,936

Depreciation and amortization:
Restructuring costs (b)	$779,470

Total	$36,681,690

(a)
The Company recorded a provision for losses which are expected to arise from commitments for the future purchase of raw materials at substantially higher than current market prices.

(b)
The Company relocated its distribution center and closed various manufacturing facilities in order to consolidate them into other lower cost operations. The costs incurred consisted mainly of lease costs, severance payments and the write-off of deferred start-up costs. As at September 29, 2002, the remaining provision, amounting to $2.0 million (2001 — $2.8 million), relates to future obligations under leased premises and is included in accounts payable and accrued liabilities on the consolidated balance sheets.

(c)
The Company incurred direct costs related to a proposed business acquisition which was not completed. Accordingly, the costs were expensed in the year. In addition, an action was filed by the target company against the Company alleging possession and use of confidential information by a former employee of the plaintiff who was in the employ of the Company. In October 2001, the Company and plaintiff agreed to an amicable out-of-court settlement of all outstanding issues in this matter. The litigation settlement and legal costs incurred by the Company to defend the lawsuit were charged to income in fiscal 2001.

10.  EARNINGS PER SHARE:

        A reconciliation between basic and diluted earnings per share is as follows:

	2002	2001	2000
Earnings per share:
Basic weighted average number of common shares outstanding	28,491,495	28,145,989	27,762,471

Basic earnings per share	$2.33	$0.03	$1.97

Diluted earnings per share:
Basic weighted average number of common shares outstanding	28,491,495	28,145,989	27,762,471
Plus impact of stock options	870,060	1,080,384	1,263,296

Diluted common shares	29,361,555	29,226,373	29,025,767

Diluted earnings per share	$2.26	$0.03	$1.88

        Excluded from the above calculation are 144,800 (2001 — 645,120) stock options ranging in prices from $34.58 to $35.12 (2001 — $20.00 to $34.58) which were deemed to be antidilutive because the exercise prices were greater than the average market price of the common shares. All options outstanding for fiscal 2000 were dilutive.

11.  RELATED PARTY TRANSACTIONS:

        The loans to directors and officers (see note 3) are non-interest bearing and the balance is repayable in seven equal and consecutive annual installments of $150,000.

        During fiscal 2001, in conjunction with a reorganization of Harco Holdings Ltd., the Company acquired the property at which the Company's principal knitting facility and executive offices are located. The land and building had a market value of approximately $6.8 million. As part of the consideration, the Company assumed the mortgage on the building, amounting to approximately $2.8 million at the time of the transaction. The balance of the proceeds, amounting to approximately $4.0 million, was utilized to discharge the full amount of the Harco Holdings Ltd. indebtedness to the Company. Prior to the purchase of the land and building, the Company had a rental agreement with Harco Holdings Ltd.

        The Company had the following related party transactions:

	2002	2001	2000
Interest income	$—	$25,847	$137,004
Rent expense	—	123,656	741,938

        The Company paid $475,108, $1,170,061 and $194,395 for fiscal years 2002, 2001 and 2000 respectively primarily to a firm connected with an outside director of the Company for professional services rendered. The amounts paid for fiscal 2001 related to legal fees incurred in conjunction with the proposed acquisition, related lawsuit and general legal advice. The Company believes that such remuneration was based on normal terms for business transactions between unrelated parties.

12.  FINANCIAL INSTRUMENTS:

(a)
Foreign currency risk management:

        A substantial portion of the Company's sales are denominated in US dollars. The Company used the revenue stream in US dollars as a natural hedge against purchases of fixed assets and expenses denominated in US dollars. From time to time, the Company also uses forward foreign exchange contracts and cross-currency swap arrangements to hedge its foreign exchange exposure on cash flows related to payables, accounts receivable and cash in US dollars, pounds sterling and Euros. In addition, the Company uses a cross-currency interest rate swap to hedge a portion of its foreign currency denominated long-term debt against fluctuations in exchange rates.

        During fiscal 2001, the Company designated US$55 million of its accounts receivable denominated in US dollars as a hedge against the exchange risk related to a corresponding amount of long-term debt. Accordingly, exchange gains or losses from the designated accounts receivable were offset against the exchange gains or losses on conversion of US$55 million of long-term debt. The designation of the accounts receivable as a hedge was terminated with the adoption of the new recommendations on foreign currency.

        The following table summarizes the Company's commitments to buy and sell foreign currency as at September 29, 2002 and September 30, 2001:

	Notional amount		Exchange rate	Maturity	Notional Canadian equivalent
2002:
Buy contracts:
Foreign exchange contracts	Euro	2,185,000	1.5460	October 2002	$3,378,000
2001:
Buy contracts:
Foreign exchange contracts	US	$18,000,000	1.5775	October 2001	$28,395,000
	Euro	4,630,900	1.4367	October 2001	6,653,000
Sell contracts:
Foreign exchange contracts	Euro	646,000	1.4505	October 2001	$937,000

        A forward foreign exchange contract represents an obligation to buy or sell a foreign currency and a swap agreement represents an obligation to exchange principal and/or interest amounts with a counterparty. Credit risk exists in the event of failure by a counterparty to meet its obligations. The Company reduces this risk by dealing only with highly rated counterparties, normally major North American financial institutions.

(b)
Credit risk:

        The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables.

        The Company invests available cash in short-term deposits with Canadian chartered banks.

        Concentration of credit risk with respect to trade receivables is limited due to the Company's credit evaluation process and, other than for two customers which collectively represent approximately 26% of sales for 2002 (2001 — 26%; 2000 — 30%), to the dispersion of a large number of customers across many geographic areas within Canada, the United States, the United Kingdom and Europe. The Company regularly monitors its credit risk exposure to these and other customers and takes steps to mitigate the risk of loss, including obtaining credit insurance.

        The Company's extension of credit is based on an evaluation of each customer's financial condition and the Company's ability to obtain credit insurance coverage for that customer. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

(c)
Fair value disclosure:

        Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

        The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair values as at the balance sheet dates because of the short-term maturity of those instruments.

        The fair value of long-term debt is $123,862,362 (2001 — $167,012,442) compared to a carrying value of $119,949,622 (2001 — $159,640,438) as at September 29, 2002. The fair value of the cross-currency interest rate swap at September 29, 2002 was $3,010,092 (2001 — $2,316,000) and the carrying value was $1,164,000 (2001 — $1,207,500). The fair value of loans to directors and officers is not significantly different from its carrying value. The method of calculating fair values for the financial instruments is described below.

        The fair value of the Company's long-term debt bearing interest at fixed rates was calculated using the present value of future payments of principal and interest discounted at the current market rates of interest available to the Company for the same or similar debt instruments with the same remaining maturities. For long-term debt bearing interest at variable rates, the fair value is considered to approximate the carrying value.

        The fair value of the swap was determined based on market rates prevailing at the balance sheet date obtained from the Company's financial institution and represented the estimated amount that the Company would receive to settle the contract at September 29, 2002.

(d)
Interest rate risk:

        The Company's exposure to interest rate fluctuations is with respect to the use of its bank facility which bears interest at floating rates.

13.  SEGMENTED INFORMATION:

        The Company manufactures and sells activewear apparel. The Company operates in one business segment.

(a)
Major customers and revenues by geographic areas:

(i)
Percentages related to individual customers accounting for greater than 10% of total sales are as follows:

	2002	2001	2000
Company A	14.8%	14.9%	19.2%
Company B	10.7%	10.7%	10.4%
  (ii)
  Sales were derived from customers located in the following geographic areas:

	2002	2001	2000
International	$537,472,747	$442,099,830	$404,179,507
Canada	63,187,633	62,767,523	55,028,822

	$600,660,380	$504,867,353	$459,208,329

(b)
Fixed assets by geographic areas are as follows:

	2002	2001	2000
Canada	$123,723,507	$93,890,431	$76,074,820
Caribbean basin and Central America	52,983,181	28,084,930	16,714,660
United States	24,832,233	25,329,557	15,396,461
Mexico	7,708,427	6,266,648	3,327,771

	$209,247,348	$153,571,566	$111,513,712

14.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	2002	2001	2000
Cash paid during the year for:
Interest	$13,587,113	$13,172,660	$9,849,329
Income taxes	795,141	1,196,166	4,361,531
Non-cash transactions:
Acquisition of fixed assets through the assumption of debt and settlement of amounts due to the Company	—	6,800,000	—
Additions to fixed assets included in accounts payable and accrued liabilities	6,470,616	1,337,900	1,956,567

Cash and cash equivalents consist of:
Cash balances with banks	$45,700,697	$—	$10,992,381
Short-term investments	25,204,800	—	22,500,000

	$70,905,497	$—	$33,492,381

15.  COMPARATIVE FIGURES:

        Certain of the comparative figures have been reclassified in order to conform with the current year's presentation.

16.  CANADIAN AND UNITED STATES ACCOUNTING DIFFERENCES:

        The consolidated financial statements of the Company are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which conform, in all material respects, with those generally accepted in the United States except as described below:

(a)
Consolidated statements of earnings:
	2002	2001	2000
Net earnings in accordance with Canadian GAAP	$66,491,540	$815,958	$54,605,139
Swap revenue (i)	416,000	2,448,000	—
Start-up costs (ii)	221,252	693,187	(1,222,128)
Tax effect of above adjustments	(262,000)	(779,000)	290,000

Net earnings in accordance with United States GAAP	$66,866,792	$3,178,145	$53,673,011

Earnings per share under United States GAAP:
Basic	$2.35	$0.11	$1.93
Diluted	2.28	0.11	1.85

Weighted average number of common shares outstanding under United States GAAP:
Basic	28,491,495	28,145,989	27,762,471
Diluted	29,361,555	29,226,373	29,025,767

  (i)
  Swap revenue:

          Under United States GAAP, SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" requires that all derivative instruments be recognized as assets or liabilities and be measured at fair value. For fiscal 2001, a gain of $2,448,000 was recorded in income which included a transition adjustment gain of $1,137,000 arising from the adoption of the recommendations effective October 1, 2000, recognition of a gain realized at the cancellation of a cross-currency interest rate swap during the year, and an unrealized gain based on the fair value of a cross-currency interest rate swap over its carrying value as at September 30, 2001.

          For fiscal 2002, a net gain of $416,000 has been included in income representing the recognition of an unrealized gain of $738,000 based on the fair value of the cross-currency interest rate swap over its carrying value as at September 29, 2002 and the reversal of the amortization of $322,000 under Canadian GAAP of the gain realized at the cancellation of a cross-currency interest rate swap which was recognized in income for United States GAAP purposes in fiscal 2001.

          Under Canadian GAAP, there is no requirement to record derivative instruments at fair values. Further, the gain realized on cancellation of the cross-currency interest rate swap arrangement is deferred and amortized over the term of the related debt.

  (ii)
  Start-up costs:

          Costs incurred during the start-up period for new manufacturing and distribution facilities are deferred and amortized on a straight-line basis over two years. United States GAAP requires such costs to be expensed as incurred. The adjustment to net earnings in accordance with United States GAAP includes the write-off of current year's start-up costs and the reversal of the amortization of start-up costs deferred under Canadian GAAP.

  (iii)
  Stock-based compensation:

          United States GAAP requires the measurement and recognition of compensation expense related to certain stock-based compensation. As permitted by the provisions of SFAS No. 123, the Company has measured compensation cost using the intrinsic value method being the excess of the quoted market price of the Company's stock at the grant date over the amount the employee must pay for the stock. Accordingly, as no excess exists at the grant date, no compensation expense is recognized for stock option awards.

          Under the Canadian GAAP, the Company uses the settlement date method of accounting for options and compensation expense is not recognized.

  (iv)
  Comparative figures:

          As a result of the issuance of SFAS No. 145, the requirement under SFAS No. 4 to classify all gains and losses from the extinguishment of debt as an extraordinary item is no longer necessary because SFAS No. 4 was rescinded. Presentation of debt prepayment charges of prior years as extraordinary items has been reclassified.

(b)
Consolidated statements of cash flows:
	2002	2001	2000
Cash and cash equivalents, United States GAAP,beginning of year	$—	$33,492,381	$—
Changes due to United States GAAP:
Operating activities on a Canadian basis	178,100,783	(12,343,056)	40,283,241
Start-up costs	221,252	693,187	(1,222,128)

Operating activities cash flow, United States GAAP	178,322,035	(11,649,869)	39,061,113
Investing activities on a Canadian basis	(67,160,201)	(49,282,740)	(49,522,214)
Start-up costs	(221,252)	(693,187)	1,222,128

Investing activities cash flow, United States GAAP	(67,381,453)	(49,975,927)	(48,300,086)
Financing activities on a Canadian basis and under United States GAAP	(40,185,243)	28,290,168	42,483,163
Effect of exchange rate changes on cash and cash equivalents	150,158	(156,753)	248,191

Cash and cash equivalents, United States GAAP, end of year	$70,905,497	$—	$33,492,381

(c)
Consolidated balance sheets:

        Differences between Canadian and United States GAAP are not material in the presentation of the assets, liabilities and shareholders' equity. However, the following differences should be noted:

	2002	2001
Other assets under Canadian GAAP	$7,084,926	$6,941,740
Start-up costs	(736,690)	(957,941)
Cross-currency swap	1,846,000	1,108,000

Other assets under United States GAAP	$8,194,236	$7,091,799

Accounts payable and accrued liabilities under Canadian GAAP	$82,167,747	$98,199,045
Reversal of deferred gain on cross-currency swap	(1,018,000)	(1,340,000)

Accounts payable and accrued liabilities under United States GAAP	$81,149,747	$96,859,045

Future income tax liabilities under Canadian GAAP	$20,385,000	$17,646,000
Future taxes related to GAAP adjustments	751,000	489,000

Future income tax liabilities under United States GAAP	21,136,000	$18,135,000

Shareholders' equity under Canadian GAAP	$269,908,099	$198,853,221
United States GAAP cumulative net earnings adjustments	1,376,310	1,001,059

Shareholders' equity under United States GAAP	$271,284,409	$199,854,280

(d)
Comprehensive income:

        Under United States GAAP, SFAS No. 130, "Reporting Comprehensive Income" establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and all other changes in shareholders' equity that do not result from transactions with shareholders. These changes include cumulative foreign currency translation adjustments. The Statement requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations.

        Since there are no elements within the consolidated financial statements which would be classified as comprehensive income, a separate financial statement of comprehensive income is not required.

        Comprehensive income is the same as net income under United States GAAP.

(e)
Supplementary information:

        Under United States GAAP and SEC rules, separate disclosure is required for the following statement of earnings and balance sheet items. There is no similar requirement under Canadian GAAP.

	2002	2001	2000
Statements of earnings:
Rental expenses	$1,917,000	$2,905,000	$5,850,000
Advertising expenses	8,189,000	7,762,000	7,238,000
Balance sheets:
Accounts payable	41,223,580	25,337,000	41,830,000
Accrued liabilities	39,926,167	71,522,000	17,037,000
Allowance for doubtful accounts, price discounts and rebates	26,956,000	13,597,000	8,434,000
(f)
New accounting standards:

        In June 2001, FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141, which replaces APB Opinion No. 16, revises the accounting standards for business combinations and is effective for acquisitions initiated after June 30, 2001. SFAS No. 142, which replaces APB Opinion No. 17, revises the standards in accounting for goodwill and other intangibles and is effective for fiscal years after December 15, 2001. Similar standards have been adopted by the Canadian Institute of Chartered Accountants. These new standards have no material impact on the Company at the present time.

        In August 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. This Statement is effective for the Company's fiscal year beginning September 30, 2002. The Company does not expect SFAS No. 143 to have a material impact on its financial statements.

        In October 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes a single accounting model, based on the framework established in Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", for long-lived assets to be disposed of by sale, and resolves implementation issues related to SFAS No. 121. This Statement is effective for the Company's fiscal year beginning September 30, 2002. The Company does not expect SFAS No. 144 to have a material impact on its financial statements.

        In April 2002, FASB issued SFAS No 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". SFAS No. 145 will be effective for the Company's fiscal year beginning October 5, 2003. The Company does not expect SFAS No. 145 to have a material impact on its financial statements.

        In June 2002, FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". This Statement is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect SFAS No. 146 to have a material impact on its financial statements.

QuickLinks

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
AUDITORS' REPORT TO THE SHAREHOLDERS
CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS