Form 40-F/A
period 2002-09-29
GILDAN ACTIVEWEAR INC
filed 2003-02-20
CIK 1061894

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For Fiscal year ended: September 29, 2002	Commission File number: 01-14830

GILDAN ACTIVEWEAR INC.
(Exact name of registrant as specified in its charter)

Québec, Canada (Province or other jurisdiction of incorporation or organization)	2200, 2250, 2300 (Primary standard industrial classification code number, if applicable)	Not Applicable (I.R.S. employer identification number, if applicable)
725 Montée de Liesse Montreal, Québec, Canada H4T 1P5 (514) 735-2023 (Address and telephone number of registrant's principal executive office)
Puglisi & Associates 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715 (302) 738-6680 (Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Subordinate Voting Shares, without par value	The New York Stock Exchange
The Toronto Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
Class A Subordinate Voting Shares: 22,826,964	Class B Multiple Voting Shares: 6,094,000

        Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐	No ☒

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes ☒	No ☐

This amendment to the annual report on Form 40-F for Gildan Activewear Inc. is being filed solely to correct a transmission error that occurred during the original EDGAR filing on February 14, 2003. No changes have been made to this document.

GILDAN ACTIVEWEAR INC.

ANNUAL INFORMATION FORM for the year ended September 29, 2002

February 12, 2003

GILDAN ACTIVEWEAR INC.

TABLE OF CONTENTS TO ANNUAL INFORMATION FORM

        Except as otherwise indicated, the information contained herein is given as of January 31, 2003, and all dollar amounts set forth herein are expressed in Canadian dollars. In addition, the information contained herein reflects the stock dividend declared on February 7, 2001 and effective on February 22, 2001, which resulted in a 2 for 1 stock split of all Equity Shares (as defined below).

        In this annual information form, "Gildan", the "Corporation", or the words "we", "our" and "us" refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

        The information appearing in the relevant extracts of the documents listed below is incorporated herein by reference:

        —  2002 Annual Report; and

        —  2002 Notice of Annual Meeting of Shareholders and Management Proxy Circular.

        This Annual Information Form contains certain forward-looking statements, which are based on Gildan's current expectations, estimates, projections and assumptions and were made by Gildan in light of its experience and its perception of historical trends. All statements that address expectations or projections about the future, including statements about Gildan's strategy for growth, commodity prices, costs, operating or financial results, are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "believes", "projects", "could" and similar expressions. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions. Gildan's actual results may differ materially from those expressed or implied by its forward-looking statements as a result of known and unknown risks, uncertainties and other factors.

ITEM 2 — CORPORATE STRUCTURE

  A — Name and Incorporation

        We were incorporated on May 8, 1984 pursuant to the Canada Business Corporations Act under the name of Textiles Gildan Inc. At our inception, we focused our activities on the manufacture of textiles and produced and sold finished fabric as a principal product line. In 1992, we redefined our operating strategy and, by 1994, our operations focused exclusively on the manufacture and sale of activewear for the wholesale distribution market.

        In March 1995, we changed our name to Gildan Activewear Inc./Les Vêtements de Sports Gildan Inc. In June 1998, in conjunction with our initial public offering, we filed Articles of Amendment to, among other things, remove the private company restrictions contained in our charter documents and change the structure of our authorized share capital. In February 2001, we filed Articles of Amendment to amend the attributes of the Class B Multiple Voting Shares. In February 2002, we filed Articles of Amendment to increase the maximum number of directors from 11 to 15.

        Our principal executive offices are located at 725 Montée de Liesse, Montreal, Québec, Canada H4T 1P5, and our telephone number at that address is (514) 735-2023.

  B — Intercorporate Relationships

        We have thirteen directly or indirectly wholly-owned operating subsidiaries.

  •
  Gildan Activewear SRL, a Barbados corporation, which is responsible for all of our non-Canadian sales and related activities, such as manufacturing, warehousing, distribution, marketing and customer service;

  •
  Gildan Activewear Properties (BVI) Inc., a British Virgin Islands corporation, which owns the facility in Barbados that houses the executive offices of Gildan Activewear SRL;

  •
  Gildan Activewear (Central America) Inc., a Barbados corporation, which is the holding company for Gildan Activewear El Progreso, S.A., Gildan Activewear San José, S.A., and Gildan Activewear San Miguel, S.A.;

  •
  Gildan Activewear El Progreso, S.A., a Honduras corporation, which operates a sewing facility in Honduras;

  •
  Gildan Activewear San José, S.A., a Honduras corporation, which operates a second sewing facility in Honduras;

  •
  Gildan Activewear San Miguel, S.A., a Honduras corporation which operates a third sewing facility in Honduras;

  •
  Gildan Activewear (Mexico) Inc., a Barbados corporation, which is the holding company for Gildan Activewear Castaños, S. de R.L. de C.V.;

  •
  Gildan Activewear Castaños, S. de R.L. de C.V., a Mexican corporation, which operates two sewing facilities in Mexico;

  •
  Gildan Activewear Malone, Inc., a New York corporation, which operates a cutting facility in Bombay, New York;

  •
  Gildan Activewear Honduras Textiles Company, S.A. (Hontex), a Honduras corporation which operates our new knitting, bleaching, dyeing, finishing and cutting facility in Rio Nance, Honduras;

  •
  Gildan Activewear Distribution Inc., a Barbados corporation, which is the holding company for Gildan Activewear (UK) Limited and Gildan Activewear (Eden), Inc.;

  •
  Gildan Activewear (UK) Limited, a UK corporation, which is responsible for the administration of our European sales force; and

  •
  Gildan Activewear (Eden), Inc., a North Carolina corporation, which operates our Eden, North Carolina distribution facility.

ITEM 3 — GENERAL DEVELOPMENT OF THE BUSINESS

  A — Three Year History

        Over the past three fiscal years, we have continued the expansion of our manufacturing capacity and invested in the acquisition of modern, automated equipment for all aspects or our manufacturing process to maximize production and achieve high efficiency rates, while also continuing to vertically integrate our operations. In this context, we have spent approximately $179 million in the last three fiscal years on such improvements.

Yarn Spinning

        In fiscal 2001, we invested an aggregate amount of $8.6 million in a yarn spinning plant in Long Sault, Ontario which we acquired in June 2001. We invested an additional $22.1 million in new equipment for this facility in fiscal 2002. In fiscal 2002, we purchased a second yarn spinning plant in Montreal, Québec for an aggregate cost of $12.8 million. The two Canadian plants are expected to provide 100% of the commodity yarn requirements of the Canadian textile manufacturing facilities by the end of fiscal 2003.

Textile Manufacturing

        In fiscal 2001, we began the construction of our world class knitting, bleaching, dyeing, finishing and cutting facility in Rio Nance, Honduras, where we had invested an aggregate amount of $7.2 million by the end of fiscal 2001. We have invested a further $24 million in fiscal 2002 and anticipate that the overall cost will be approximately $53 million. The site is strategically located within our Central American regional manufacturing hub. Production began at this new facility during the last quarter of fiscal 2002.

        In fiscal 2000, we spent $18.6 million to expand and modernize our knitting facility in Montreal and to modernize our dyeing and finishing facilities in both Valleyfield, Québec and Montreal, Québec. In fiscal 2001, we spent $13.2 million to purchase our knitting facility in Montreal, Québec and to modernize same as well as our dyeing and finishing facilities, mostly in Valleyfield, Québec. See "Item 9 — Additional Information — Related Party Transaction — Purchase of Ville Saint-Laurent Facility".

Sewing

        In fiscal 2000, we invested $7.1 million in new equipment in our three sewing facilities in Honduras and began the construction of our sewing facility in Castaños, Coahuila in Mexico. In fiscal 2001, we spent an additional $7.5 million in sewing equipment and completed the construction of our sewing facility in Castaños, which began production in February 2001. In July 2002, we relocated our Choloma, Honduras sewing facility in a new facility also located in Choloma, Honduras.

Distribution

        In fiscal 2000 and 2001, we invested approximately $20 million in the construction of our distribution center located in Eden, North Carolina, which opened in January 2001.

  B — Significant Acquisitions and Significant Dispositions

        For a discussion of Gildan's significant acquisitions, reference is made to "Item 3 — General Development of the Business — Three Year History".

  C — Trends

        For an outline of inherent risks and uncertainties associated with our business, reference is made to (i) the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 10 to 16 of our 2002 Annual Report, which is incorporated herein by reference and (ii) "Item 4 — Narrative Description of the Business — Risk Factors" of this annual information form.

ITEM 4 — NARRATIVE DESCRIPTION OF THE BUSINESS

  A — Business Overview

        We are a rapidly growing, vertically-integrated manufacturer and marketer of premium quality basic activewear for sale principally into the wholesale imprinted activewear market of the Canadian, United States, European and other international apparel markets. Until fiscal 2000, our sales were exclusively in Canada and in the United States. During the past three years we established a strong base for future growth in Europe, where, as of January 31, 2003, we have set up a network of 39 distributors in 20 countries. We manufacture and sell premium quality 100% cotton T-shirts and 50% cotton/50% polyester T-shirts, placket collar sport shirts and premium quality fleece products in a variety of weights, sizes, colors and styles. We sell our products as "blanks", which are ultimately decorated with designs and logos for sale to consumers.

        Over the past several years, we have significantly increased sales and earnings. From fiscal 1993 through fiscal 2002, our sales grew from $30.9 million to $600.7 million, representing a compounded annual growth rate of 39.1%.

        Our sales growth was supported by the continuing expansion of our manufacturing capacity. In fiscal 2002, our sales increased to 19.4 million dozens, compared with 16.3 million dozens in the previous year. Moreover, we are expanding our capacity to accommodate annual production of 30 million dozens. All of our new capacity is being added at the low end of the cost curve, reflecting our commitment to grow using the latest state-of-the-art manufacturing technology. Our mission is to constantly reinforce our position as the low-cost producer and leading marketer of premium quality basic activewear in all the geographical markets which we serve.

Operating Strategy

        We believe that our focus on low-cost manufacturing and our emphasis on premium quality, coupled with our distributor relationships and brand reputation in the activewear market, are the reasons we have been able to rapidly increase our market presence and establish our market leadership in the imprinted sportswear market. We attribute our strong operating performance to our strategy, which is composed of the following principal components:

        Emphasis on Premium Quality Products.    We offer our products in a wide variety of weights, sizes, colors and styles. All of our 100% cotton products are made with pre-shrunk cotton fabric, feature topstitched seamless collars and double stitched hems, and are quarter-turned to eliminate the center crease which would otherwise result from the production process. To ensure the premium quality of our products, we apply stringent quality control procedures at all stages of the production process, both at our facilities and those of our contractors.

        Competitive Pricing and Low-Cost Operations.    We believe that our combination of competitive prices and premium quality products provides superior value to our customers. We are able to price our products competitively because of our success in maintaining low production and operating costs. We accomplish this by:

  •
  increasing capacity by investing in modern, automated equipment and facilities;

  •
  locating virtually all of our sewing operations in the Caribbean Basin, Central America and Mexico, where we benefit from lower labor costs; and

  •
  selling to the wholesale channel, which enables us to use a small sales force, to limit our range of products and styles and avoid the costs and complexities of selling to the retail channel.

        Controlled Distribution to the Wholesale Channel.    We limit the number and monitor the quality of our wholesale distributors, which comprise the largest component of our customer base. We minimize any overlap between our official distributors within geographical regions. We believe that this focused strategy enables us to:

  •
  foster strong customer and brand loyalty among our distributors and decorators;

  •
  establish control over the marketing and orderly distribution of our products;

  •
  effectively plan and manage production; and

  •
  manage expected variations in demand.

        Modern, Vertically-Integrated Operations.    We knit, dye, cut and finish our products at our own facilities. We also produce yarn which we use in the manufacturing of our products. We believe that our modern, vertically-integrated operations, which have been designed and developed to support our operating strategy, provide us with the flexibility and efficiency to meet our customers' needs. We intend to continue to acquire modern, automated equipment for all aspects of our manufacturing process to maximize productivity and achieve high efficiency rates. The continuous re-investment in our manufacturing facilities enables us to reduce manufacturing costs and monitor quality at all stages of the production process, thus enabling us to maximize profit margins. In fiscal 2002, in pursuing this strategy, we purchased a second yarn spinning facility, this one located in Montreal, Québec for an aggregate cost of $12.8 million. In fiscal 2001, we also began the construction of a world-class knitting, bleaching, dyeing, finishing and cutting facility in Rio Nance, Honduras and began producing at this new facility during the fourth quarter of fiscal 2002. The site is strategically located within our Central American regional manufacturing hub, which will allow us to leverage our existing manufacturing infrastructure and also reduce transportation costs.

        Experienced Management Team.    Our senior executives have significant industry experience. We have complemented our senior management team by integrating managers who fit with our entrepreneurial culture, while also providing the depth and experience gained in other environments. We believe our management team is well positioned to take us to the next level of growth and strategic development.

Growth Strategy

        We have a comprehensive long-term strategy to sustain our strong unit and dollar sales growth. The key elements of this strategy are:

        Increasing Sales to New and Existing Customers.    To increase sales, we plan to maximize our share of existing market segments by continuing to support the growth plans of our existing customers and pursue additional wholesale distributors, which we believe will generate substantial sales growth without adversely affecting sales to our existing customers. In addition, we are marketing our products to the largest screenprinters and private label customers which do not purchase our products through wholesale distributors.

        Broadening Product Offering.    We also intend to increase our sales to existing customers through the introduction of complementary product lines and new products, which leverage our existing brand and market position. Over the last year, we introduced the Gildan Activewear Ultra Cotton Long Sleeve Sport Shirt (7.0 oz. per sq. yd.) in piqué fabric, and increased our offering for children by introducing our lines of toddler t-shirts (in the Gildan Activewear Ultra Cotton T-shirt 6.1 oz. per sq. yd.) and children's hooded sweatshirts (in the Gildan Activewear Ultra Blend Sweatshirt 8.5 oz. per sq. yd.). In January 2003, we introduced four fashion sport shirts, the Gildan Activewear Ultra Cotton Fashion Sport Shirt (7.0 oz. per sq. yd.) in piqué fabric featuring fashion collars and cuffs in racing, jacquard, pin stripe and wide stripe styles. These new products will allow us to expand our reach in the market as well as expand our product line for children. In addition to these new products, we have added colors throughout our products to better service our existing markets.

        Developing New Geographical Markets, in Particular Europe.    We are also leveraging our brand through penetration of new geographical markets. In 2000, we established a strong base in the European market, with an initial network of 30 distributors in 13 countries. As at January 31, 2003, we had 39 distributors in 20 countries.

        Expanding Production and Distribution Capacity.    To satisfy the increasing demand for our existing products and to introduce new products, we are expanding our production and distribution facilities through equipment acquisitions and new facility construction. Under our investment plans, in fiscal 2002, we:

  •
  continued the construction and began production at a world-class, low-cost, knitting, bleaching, dyeing, finishing and cutting plant in Honduras for the manufacturing of products sold in the United States and elsewhere;

  •
  purchased a yarn spinning plant in Montreal, Québec and began a modernization program of the plant; we also invested in the modernization program of our yarn spinning facility located in Long Sault, Ontario, which we purchased in fiscal 2001;

  •
  invested in knitting, dyeing and finishing machines and plan to add additional machinery; and

  •
  expanded the capacity of our Corporation-operated sewing facilities following the relocation of one of our Mexican leased facilities to a new purpose-built facility located in the City of Castaños Coahuila, adding equipment to our two sewing facilities in Mexico and increasing the capacity and the productivity of all our in-house sewing facilities in Honduras.

Industry Overview

        We focus principally on sales of T-shirts, placket collar sport shirts and fleece products in "blank" form, to the wholesale imprinted activewear market. "Imprinted" activewear is typically imprinted or embroidered with a logo, design or character before it reaches the consumer. Imprinted activewear is either branded or private label. Branded products reach consumers carrying the manufacturer's label, whereas products sold on a private label basis reach consumers carrying the brand name of the customer.

        We believe that growth in the imprinted activewear market has been driven by several trends such as the following:

  •
  consumer preference for casual attire and emphasis on physical fitness;

  •
  significant development of the entertainment/sports licensing and merchandising businesses;

  •
  a greater use and acceptance of casual dress in the workplace;

  •
  the growing use of activewear for work and school uniforms;

  •
  a growing consumer preference for apparel with a relaxed feel and look; and

  •
  a substantial increase in tourism.

        Furthermore, significant improvements in activewear apparel, ranging from enhanced product characteristics — pre-shrunk 100% cotton fabrics, improved fabric weight, blends and construction — to increased product variety — including new sizes, colors and styles — have enhanced consumer appeal. We believe these trends will continue to generate demand for activewear products for the foreseeable future.

        However, after a period of sustained growth, industry unit sales of activewear declined in 2001 before recovering slightly in 2002. The decline was attributed mainly to a fall-off in corporate promotional spending due to the downturn in the overall economy. We believe this is a cyclical economic factor and that the market will resume its positive growth trend when the economy recovers.

        The activewear market is characterized by low fashion risk compared to many other apparel markets. While opportunity exists for product innovations and differentiation, basic garment styles generally are not driven by trends or fads. The activewear industry is also characterized by significant barriers to entry, including:

  •
  substantial capital expenditures required for vertically-integrated production;

  •
  large investments in inventories and working capital;

  •
  strong supplier relationships; and

  •
  established customer relationships.

Products

        Historically, we have manufactured one principal product line which we have used to establish the Gildan brand in the wholesale distribution channel: premium quality 100% cotton T-shirts in a variety of weights, sizes, colors and styles. We market and sell these products under the Gildan Activewear brand name and have historically classified them into three categories: midweight, heavyweight and superweight. As part of our growth strategy, we increased our product offerings to include 50% cotton/50% polyester T-shirts, placket collar sport shirts and sweatshirts. All of our products carry a sub-brand name, for example, Ultraweight Cotton, which has been developed to reinforce our emphasis on premium quality.

T-shirts

        In fiscal 2002, T-shirts represented approximately 83.5% of our sales. We produce T-shirts in a variety of weights, sizes, colors and styles, including short and long-sleeved shirts and pocketed products, mock neck as well as tank tops. Our primary T-shirt offerings are the Gildan Activewear Heavyweight Cotton T-shirt (5.4 oz. per sq. yd.), the Gildan Activewear Ultra Blend T-shirt (5.6 oz. per sq. yd.) and the Gildan Activewear Ultra Cotton T-shirt (6.1 oz. per sq. yd.). Each of these T-shirt lines incorporates styles with enhanced features such as quarter-turned creaseless fronts, shoulder to shoulder tape reinforcement, double stitching, tubular seamless neck and body, and 38 stitches per inch.

Fleece Products

        In fiscal 2002, our fleece products, consisting of sweatshirts, hooded sweatshirts, and sweatpants represented approximately 8.7% of our sales. Our fleece products are produced in a variety of weights, sizes, colors and styles. Our primary sweatshirt offering consists of the Gildan Activewear Ultra Cotton Sweatshirt (9.0 oz. per sq. yd.). In fiscal 2002, we withdrew the Gildan Activewear Heavyweight Cotton Sweatshirt

(7.0 oz. per sq. yd.) and replaced it with the Gildan Activewear Ultra Blend Sweatshirt (8.5 oz. per sq. yd.) which is a 50% cotton/50% polyester sweatshirt, to complete our product offering in this category.

Placket Collar Sport Shirts

        In fiscal 2002, placket collar sport shirts represented approximately 7.8% of our sales. We produce placket collar sport shirts in a variety of weights, sizes, colors and styles, with or without a pocket. Our placket collar sport shirts include the Gildan Activewear Ultra Cotton Sport Shirt (6.1 oz. per sq. yd.) in jersey fabric, the 50% cotton/50% polyester Gildan Activewear Ultra Blend Sport Shirt (5.6 oz. per sq. yd.) in blended jersey fabric, the 50% cotton/50% polyester Gildan Activewear Ultra Blend Sport Shirt (6.5 oz. per sq. yd.) in piqué fabric, and the Gildan Activewear Ultra Cotton Sport Shirt (7.0 oz. per sq. yd.) in piqué fabric. In January 2003, together with the introduction of our Gildan Activewear Ultra Cotton Long Sleeve Sport Shirt (7.0 oz. per sq. yd.) in piqué fabric, we introduced four fashion sport shirts, the Gildan Activewear Ultra Cotton Fashion Sport Shirt (7.0 oz. per sq. yd.) in piqué fabric featuring fashion collars and cuffs in racing, jacquard, pin stripe and wide stripe styles.

Marketing and Sales

        We market our products directly to our customers through our sales force. We do not maintain regional sales offices; instead, our sales personnel work from home offices. Our small sales force is trained to manage relationships with a limited number of regional wholesale distributors allowing us to incur lower selling expenses than many of our major competitors. Sales management is divided into two divisions: Canada and international, which is comprised principally of the United States and Europe.

        Our marketing strategy concentrates primarily on the wholesale distribution channel catering to screenprinters, embroiderers and advertising specialty distributors. We promote ourselves through appearances at tradeshows and trade magazine advertising. We also engage in various forms of co-operative advertising with our major customers, including print advertising, catalogues and mailings. We believe that we have been innovative in maximizing the impact of our marketing to create a strong awareness of our products in the markets we serve.

Customers

        In fiscal 2002, we sold our products in Canada and internationally, which accounted for 10.5% and 89.5% of total sales, respectively. For a breakdown of the Corporation's total sales by geographic market for each of the last three financial years, reference is made to Note 13 to the Consolidated Financial Statements of the Corporation included in our 2002 Annual Report, which is incorporated herein by reference. We currently sell our products to approximately 180 customers. Our customer mix is highly diverse. In fiscal 2002, our top two customers accounted for 25.5% of total sales, with the balance of our top ten customers accounting for approximately 33.5% of total sales.

        Approximately 87% of total sales in fiscal 2002 were made through our wholesale distributors. Although we have long-term ongoing relationships with our distributor network, we do not have formal contractual agreements with them whereby they must purchase a minimum quantity of our products. Instead, we meet with these customers at the beginning of each fiscal year to ascertain their projected requirements and then plan our production and marketing strategy accordingly. Our wholesale distributor customers then send purchase orders to us during the course of the fiscal year. Customer projections have historically been reliable indicators of actual orders, and our experience with this practice has been favorable.

Raw Materials

        Cotton fiber is the principal raw material we use in the manufacture of our products. Cotton is used in the manufacture of cotton yarn. On January 1, 2001, we entered into a fixed-price supply agreement with a major U.S. yarn manufacturer to purchase cotton yarn spun in the United States. This agreement expires on September 30, 2005. In June 2001, we purchased a yarn spinning facility in Long Sault, Ontario and we purchased a second yarn spinning facility in Montreal, Québec in June 2002. The two Canadian plants are expected to provide 100% of the commodity yarn requirements of the Canadian textile manufacturing facilities by the end of fiscal 2003.

        We also purchase chemicals, dyestuffs and trims. Chemicals and dyestuffs are purchased from two of our major suppliers, while trims are purchased from a variety of suppliers. These raw materials have historically been available in adequate supply.

Quality Control

        Our quality control team has adopted strict standards and procedures to ensure the quality of our products. This team enforces plant-specific quality control standards at the facilities we own and monitors quality control at the facilities run by offshore contractors. As a result of our quality control team's efforts, we have not experienced any significant quality claims from our customers or end-users.

Management Information Systems

        We have invested in information technology as a tool to:

  •
  prepare financial analysis and reporting to allow us to reduce overall costs;

  •
  enhance the efficiency of our garment design and manufacturing; and

  •
  support the sale and distribution of our products to our customers.

        Our production software processes customer orders and monitors the products ordered during all stages of production, from spinning to sewing and during packaging and distribution. We believe that our information technology has been effective in meeting our needs. In the first quarter of fiscal 2003, we introduced a business to business e-commerce application with customers, including a full vendor-managed inventory module. By the end of fiscal 2002, we had completed the implementation of the sales management and distribution modules of our new Enterprise Resource Planning (ERP) system in all locations where we operate. In addition, the cutting and sewing processes have been integrated into the manufacturing module. These new systems will enhance our information technology capabilities which, in turn, will support our planned growth.

Seasonality

        The activewear business is seasonal. Our percentage sales breakdown by quarter for fiscal 2002 was as follows: 14.7% for the first quarter, 26.1% for the second quarter, 32.6% for the third quarter and 26.6% for the fourth quarter. This trend is consistent with prior years taking into consideration the economic downturn in the end of fiscal 2001. We meet with our customers at the beginning of each fiscal year to ascertain their projected requirements and then plan our production and marketing strategy accordingly. Based on these discussions, we produce and store finished goods inventory in order to meet the expected demand for delivery in the second half of the fiscal year. However, if after producing and storing inventory in anticipation of third and fourth quarter deliveries, demand is significantly less than expected, a risk inherent in our business is that we may be required to hold inventory for an extended period of time at our expense, or sell the excess inventory at reduced prices, thereby reducing profits. In fiscal 2001, there was an unanticipated downturn demand, resulting in lower than planned sales and higher than planned inventories.

Competition

        The wholesale imprinted activewear segment of the North American apparel market includes a number of significant competitors, and the activewear segment overall is extremely competitive. Our primary competitors are the major U.S.-based manufacturers of basic branded activewear for the wholesale and retail channels. These manufacturers include the Hanes and Outer Banks divisions of Sara Lee Corporation, the Jerzees division of Russell Corporation, Fruit of the Loom, Inc., and Anvil Knitwear, Inc.

        We compete primarily on the basis of quality and price. We produce only premium quality products. We are able to price our products competitively because of our success in maintaining low production and operating costs. We accomplish this by:

  •
  increasing capacity by investing in strategically-located modern, automated equipment and facilities;

  •
  establishing vertically-integrated yarn spinning operations;

  •
  locating virtually all of our sewing operations in the Caribbean Basin, Central America and Mexico, where we benefit from lower labor costs; and

  •
  selling to the wholesale channel, which enables us to use a small sales force, to limit our range of products and styles and avoid the costs of manufacturing for and selling to the retail channel.

        Furthermore, we have been innovative in product development, incorporating premium quality features without compromising our comparative price advantage. Our ability to remain competitive in the areas of quality, price, marketing, product development, manufacturing, distribution and order processing will, in large part, determine our future success. Changes in the regulatory environment affecting the textile and apparel industries may also affect the competitive pressures facing us. See "— Trade Regulatory Environment".

Trade Regulatory Environment

        The textile and apparel industries in both Canada and the United States have historically received a relatively higher degree of international trade protection than some other industries. However, this protection is diminishing as a result of the implementation of trade agreements reached in the last ten years. So far, we have been able to adapt to this changing international regulatory climate. In order to maintain our competitiveness in the future, we must continue to adapt to future changes in trade protection, including changes reflected in existing trade agreements and changes that may be decided unilaterally by the governments of the countries and regions in which we and our competitors operate.

World Trade Organization

        In 1995, the World Trade Organization Agreement on Textiles and Clothing came into effect, requiring importing countries, including Canada and the United States, to eliminate quotas on imports of textiles and apparel from exporting countries by 2005.

        The Agreement on Textiles and Clothing established a new set of criteria to be applied by World Trade Organization, or WTO, member nations against other WTO members during the ten-year phase-in period. This regime permits the temporary imposition of additional quotas on textile and apparel exports in the event such exports are causing or threatening to cause serious damage to the industry in the importing nation. China and Taiwan became members of the WTO on January 1, 2002. This could have a material adverse effect on us as a result of increased competition with products from countries with low labor costs. See "Item 4 — Narrative Description of the Business — Risk Factors — Quotas".

        The WTO also obtained commitments from all WTO members to reduce tariffs over a ten-year period. The United States is committed to tariff reductions in the textile and apparel sector but, compared to other industries, these reductions are very small, and textiles and apparel remain one of the most highly tariff-protected U.S. industries. Because our cutting operations are performed in the United States, we are able to take advantage of the duty deduction on finished garments imported into the United States under sub-heading 9802.00.80 of the Harmonized Tariff Schedules of the United States for the value of the fabric cut in the United States and sewn outside the United States. The dutiable portion of the garment is assessed with duty at the most favored nation rates bound in accordance with WTO obligations, except for goods sewn in Canada or Mexico, which are subject to The North American Free Trade Agreement, or NAFTA rates, as discussed below. When such garments are then sent to Canada from the United States, they must pay the full most favored nation rate of duty, which is currently 20.5%, but are eligible for duty drawback on the duty paid into the United States on Caribbean imports.

NAFTA

        NAFTA was implemented on January 1, 1994. This agreement established a free trade area among Canada, the United States and Mexico. Canada and the United States had previously implemented a bilateral free trade agreement which was incorporated into NAFTA. None of the benefits of NAFTA apply to our goods sewn outside of the three NAFTA countries and exported to the United States for distribution.

        All NAFTA-originating merchandise was removed from quota upon implementation on January 1, 1994. NAFTA-originating knitted merchandise generally requires goods to be made in a NAFTA country from the fiber stage forward. In other words, the fiber must originate from a NAFTA country, the yarn must be spun or extruded in a NAFTA country, the fabric must be woven or knitted in a NAFTA country, and the apparel must be cut and assembled in a NAFTA country to be considered NAFTA-qualifying. Certain exceptions and additional criteria for qualification to these requirements are set forth in NAFTA. Because we knit our fabric in Canada from Canadian and American yarn, our garments sewn in either Canada or Mexico are NAFTA-qualifying and quota free. Our garments sewn in facilities located offshore, other than Mexico, do not qualify for any of the benefits of NAFTA, including preferential tariff treatment.

        NAFTA provides for the eventual unrestrained trade in all non-NAFTA originating textiles and clothing among the three nations by 2004. Only goods from Mexico were previously under quota into the United States, and there were no quotas on textile and apparel goods traded between Canada and the United States. Some non-NAFTA originating textile and apparel goods from Mexico exported to the United States were immediately removed from quota. Other items are subject to integration in three stages, January 1, 1994, January 1, 2001 and January 1, 2004.

        NAFTA sets forth a schedule to provide duty-free trade for textile and apparel goods originating in Canada, the United States or Mexico. The tariffs for NAFTA-originating textiles and apparel traded between Canada and the United States were eliminated effective January 1, 1998, pursuant to the tariff phase-out schedule carried over into NAFTA from the previous Canada — United States Free Trade Agreement. Thus, our Canadian-sewn goods imported into the United States were duty free as of January 1, 1998.

        Non-NAFTA originating apparel goods cut or sewn in the NAFTA territory from non-NAFTA originating yarn or fabric are entitled to receive NAFTA duty rates up to "tariff preference levels". A tariff preference level is a quota which allows non-NAFTA originating goods to receive the same duty treatment as qualifying goods until that quota is reached.

        There is no provision in NAFTA for the removal of these limits although certain U.S. interests are seeking to re-negotiate certain of the tariff preference levels.

Other Trade Agreements

        NAFTA may be expanded in the future to include other countries. Both Canada and Mexico have implemented bilateral free trade agreements with Chile. The United States has recently announced its intention to conclude a bilateral agreement with Chile. As well, the United States has announced its intention to enter into additional bilateral trade agreements. In 2000, the United States expanded the benefits of NAFTA to the Caribbean Basin Initiative countries, or CBI countries, by enacting the Trade and Development Act of 2000. The Trade and Development Act of 2000 is designed to put Central America and Caribbean basin countries on equal footing with Mexico, with respect to international trade. The Trade and Development Act of 2000 eliminates U.S. duty on goods knit, dyed and sewn in these countries provided that fabric is wholly-formed/dyed in the United States and made from American yarn. The Trade and Development Act of 2000 also extended certain benefits to certain countries in Sub-Saharan Africa.

        In order to leverage the changes caused by the enactment of the Trade and Development Act of 2000, we have implemented a manufacturing and distribution plan which we expect will permit us to supply the majority of our geographical markets on a duty-free basis by the end of fiscal 2003.

        As well, the Free Trade Agreement of the Americas is moving forward. If this agreement is signed, it would open a free trade area among the 34 nations of the Western Hemisphere.

Intellectual Property

        We own several registered trademarks including, among others, "Gildan" in Canada and the United States, the Gildan "logo" in Canada, and "Gildan Activewear" in Canada, the United States and many countries in Europe, Central America, South America and Asia and in Australia. Applications for the registration of a number of other trademarks, including "Gildan Activewear", are pending in several countries. We have and intend to continue to maintain our trademarks and the relevant registrations, and will actively pursue the registration of trademarks in Canada, the United States and abroad.

Environmental Regulation

        All of our operations are subject to various environmental and occupational health and safety laws and regulations. Because we monitor environmental issues, we believe that we are in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located. We will continue to make expenditures to comply with these requirements, and we do not believe that compliance will have a material adverse effect on our business. As is the case with manufacturers in general, if a release of hazardous substances occurs on or from our properties or any associated offsite disposal locations, or if contamination from prior activities is discovered at any of our properties, we may be held liable. While the amount of such liability could be material, we endeavor to conduct our operations in a manner that reduces such risks.

  B — Property, Plants and Equipment

Textile Operations

        Yarn.    In June 2001, we purchased a yarn spinning facility in Long Sault, Ontario and we purchased a second yarn spinning facility in Montreal, Québec in June 2002. The two Canadian plants are expected to provide 100% of the commodity yarn requirements of the Canadian textile manufacturing facilities by the end of fiscal 2003.

        Knitting.    We currently conduct knitting operations at our knitting facility in Montreal, Québec. We operate circular and flat knitting machines at this facility, producing jersey, piqué, fleece and ribbing in body-sized fabrics in tubular form using cotton and cotton/polyester yarns. During fiscal 2002, we commenced knitting operations in our new integrated facility in Rio Nance, Honduras, which will also benefit from the duty relief provisions established under new U.S. trade liberalization legislation. See "Item 4 Narrative Description of the Business Business Overview Other Trade Agreements".

        Dyeing and Finishing.    Knitted fabric produced at our facility in Montreal, Québec is batched for bleaching and dyeing and is taken to our dyeing and finishing facilities in Valleyfield, Québec and Montreal, Québec where we are benefiting from recent investments made in those facilities which have resulted in a substantial improvement in productivity, without affecting the quality of fabrics and a significant reduction in the percentage of redyes, yield losses and claims with respect to off-shade, unevenness and roping flaws in the fabric. These capital improvements have also been directed to modernize production planning and control. During fiscal 2002, we also started to bleach, dye and finish our fabric knitted in our facility in Rio Nance, Honduras.

        Cutting.    All of the fabric produced at the Montreal and Valleyfield plants is shipped to our automated cutting facility now located in Bombay, New York. During fiscal 2002, we began cutting our fabrics produced in Honduras in our integrated Rio Nance facility, thereby leveraging our existing manufacturing infrastructure and also reducing transportation costs.

Sewing Operations

        Sewing.    We conduct our sewing operations primarily through our three facilities in Honduras and two facilities in Mexico. In addition to these five facilities which we operate together with a sewing facility in Montreal, Québec, we use the sewing services of contractors. These facilities provide us with substantially all of market sewing assembly requirements. In February 2001, we relocated one of our Mexican leased facilities into a new 71,000 square-foot purpose-built, state-of-the-art facility located in the City of Castaños Coahuila. In July 2002, we relocated our Choloma, Honduras sewing facility in a modern 48,000 square foot facility also located in Choloma.

        We have invested significant managerial resources in ensuring that the working conditions at our offshore sewing facilities meet or exceed the standards imposed by Canadian occupational health and safety laws. In September 2002, we obtained WRAP (Worldwide Responsible Apparel Production) certification for all of our sewing plants in Honduras. To ensure that these employment standards are appropriate, we have worked with the Canadian International Development Agency, a Canadian federal governmental agency, to secure the services of professionals who specialize in social/gender analysis and environmental audits with respect to developing nations. We also contractually obligate any outside contractor to follow prescribed employment policies.

Distribution Operations

        We distribute our products in the United States out of a 300,000-square foot purpose-built, low-cost distribution center in Eden, North Carolina. This facility maintains our distribution operations close to our customer base and has three times the capacity of our former warehouse in Miami, Florida. Our Canadian customers are serviced from a 60,000-square foot distribution center located in Montreal, Québec. Customers in Europe are serviced from a distribution center operated by a third party in Ghent, Belgium.

Properties

        The following table sets forth the location, use and approximate size of each of our principal properties, and indicates whether it is owned or leased, and if leased, when the lease expires.

Location	Use	Approximate Area in Square Feet	Owned or Leased	Lease Expiration(1)
Montreal, Québec	Executive offices	25,000	Owned	n/a
	Knitting facility	95,000	Owned	n/a
St. Michaels, Barbados	Executive offices	20,000	Owned	n/a
Valleyfield, Québec	Dyeing and finishing facility	63,000	Owned	n/a
Montreal, Québec	Dyeing and finishing facility	88,000	Owned	n/a
Bombay, New York	Cutting facility	82,500	Leased	2006
Montreal, Québec	Sewing facility	30,000	Leased	2003
Rio Nance, Honduras	Knitting, dyeing, finishing and cutting facility	280,000	Owned	n/a
San Pedro Sula, Honduras	Sewing facility	43,000	Leased	2012
El Progreso, Honduras	Sewing facility	73,000	Leased	2013
Choloma, Honduras	Sewing facility	48,000	Leased	2007
Castaños, Mexico	Sewing facility	71,000	Owned	n/a
Santa Buenaventura, Mexico	Sewing facility	14,200	Leased	2004
Montreal, Québec	Distribution facility	60,000	Owned	n/a
Eden, North Carolina	Distribution facility	300,000	Owned	n/a
Eden, North Carolina	Distribution facility	139,000	Leased	2005
Montreal, Québec	Yarn Spinning facility	180,000	Owned	n/a
Long Sault, Ontario	Yarn Spinning facility	220,000	Owned	n/a

(1)
Includes renewals.

        We believe that all of these facilities, whether owned or leased, are well maintained and in good operating condition. We expect to accommodate our anticipated sales growth primarily through the planned ramp-up of our new knitting, dyeing, finishing and cutting facility in Honduras during fiscal 2003.

        Our revolving term credit facility and senior notes are secured by a first ranking moveable hypothec and security interest on most of our assets located at a majority of our facilities. The lenders under the term credit facility and the noteholders, among others, are party to an intercreditor agreement which provides that the lenders and the noteholders shall in all respects be pari passu first and senior liens in respect of our assets.

  C — Risk Factors

Our Industry is Competitive

        The wholesale imprinted activewear segment of the North American apparel market includes a number of significant competitors. Our primary competitors are the major U.S.-based manufacturers of basic branded activewear for the wholesale and retail channels. These manufacturers include the Hanes and Outer Banks divisions of Sara Lee Corporation, the Jerzees division of Russell Corporation, Fruit of the Loom, Inc. and Anvil Knitwear, Inc.

        Our ability to remain competitive in the areas of quality, price, marketing, product development, manufacturing, distribution and order processing will, in large part, determine our future success. We cannot assure you that we will continue to compete successfully.

Our Industry is Subject to Pricing Pressures

        Prices in our industry have been declining over the past several years primarily as a result of passing cost reductions through into lower selling prices. Such cost reductions include the trend to move sewing operations offshore and the introduction of new manufacturing technologies. Products sewn offshore cost less to make primarily because labor costs are lower.

        In the future, our financial performance may be negatively affected by these pricing pressures:

  •
  if we are forced to reduce our prices and we cannot reduce our production costs; or

  •
  if our production costs increase and we cannot increase our prices.

The Effect of Changing International Trade Regulation on our Business is Uncertain

        The textile and apparel industries in both Canada and the United States have historically received a relatively higher degree of international trade protection than some other industries. However, this protection is diminishing as a result of the implementation of trade agreements reached in the last ten years. Conversely, protectionist international trade legislation may be introduced which might adversely affect Gildan's operations. The ultimate effect of the changes in quotas, duties and tariffs on our business is uncertain.

Quotas

        In 1995, the Agreement on Textiles and Clothing came into effect, requiring importing countries, including Canada, the United States and Western Europe, to eliminate quotas on imports of textiles and apparel from exporting countries by 2005. This could result in increased competition from developing countries which historically have lower labor costs. This agreement only applies to countries that are members of the WTO. China and Taiwan became members of the WTO on January 1, 2002. Increased competition from countries with lower labor costs, such as China and Taiwan, could adversely affect our business. Pursuant to this agreement, none of our products is currently subject to quotas into the United States.

Our Structure Provides us with Low Income Tax Rates

        Our structure results in our income generated from our international sales being subject to relatively low income tax rates. The structure is supported by legislation under current domestic laws as well as through the application of income tax treaties between various countries in which we operate. We conduct annual transfer pricing studies to substantiate the transactions between the Corporation and the various subsidiaries of our Corporation. Any unanticipated changes to either the current domestic laws in the countries in which we operate, or any changes in the income tax treaties which we currently rely on, may potentially impact our effective tax rate.

We Rely on a Relatively Small Number of Significant Customers

        We sell our products to approximately 180 customers. In fiscal 2002, our three largest customers, Broder Brothers Co., Inc., Alpha Shirt Holdings, Inc., and The Stardust Corporation, Inc., accounted for 14.8%, 10.7% and 5.6% of sales, respectively, and our top ten customers accounted for 59.0% of total sales. If any of our significant customers substantially reduces its purchases or ceases to buy from us and we cannot replace that business with sales to other customers on similar terms, our business would be materially adversely affected.

        We do not have formal contracts with our wholesale distributor customers whereby they must purchase a minimum quantity of our products. Although we have maintained long-term relationships with many of our wholesale distributor customers, we cannot assure you that historic levels of business from any of our customers will continue or increase in the future.

We are Subject to Risks of Fluctuations in the Supply and Price of Cotton and Cotton Yarn

        Cotton fiber, cotton yarn and polyester yarn are the principal raw materials we use in the manufacture of our products. The price of cotton has fluctuated substantially over the past several years due to price volatility in the cotton industry. We generally enter into future contracts to cover the price of our anticipated cotton requirements for each fiscal year. Because we enter into these agreements for our cotton requirements, we may not be able to benefit from price decreases which might occur during the given fiscal year. Additionally, in the event we have not provided for sufficient future contracts, we are not protected against price increases.

Currency and Exchange Rate Fluctuations may Adversely Affect our Operations

        We operate as an international business and our financial results are exposed to the effects of changes in financial markets and economic conditions. The functional and reporting currency is the Canadian dollar. A large proportion of our revenues and expenses are denominated in non-Canadian currencies and consequently we are subject to the effect of movements in relevant Canadian dollar exchange rates.

        We enter into forward contracts as we deem appropriate to hedge some or all of our anticipated net currency exposures. Gains and losses resulting from designated hedge contracts are recognized in income in the same period that the hedged exposure is recognized.

Our Caribbean Basin Operations are Subject to Political, Social and Economic Risk

        In fiscal 2002, approximately 97% of our products were sewn in Mexico, Central America and the Caribbean Basin. Some of the countries where we sew our products have experienced political, social and economic instability in the past several years. We cannot predict the future political, social or economic stability of these countries or the impact on our business of changes, if any, in the political, social or economic conditions in these countries.

Our Industry is Subject to Fluctuations in Sales Demand

        Demand for our products may vary from year to year. Based on discussions with our customers at the beginning of each fiscal year, we produce and store finished goods inventory to meet the expected demand for delivery in each fiscal year. If, after producing and storing inventory in anticipation of deliveries, demand is significantly less than expected, we may have to hold inventory for extended periods of time, or sell excess inventory at reduced prices. In either case, our profits would be reduced. Excess inventory could also result in slower production, lower plant and equipment utilization and lower fixed operating cost absorption, all of which would have a negative impact on our business. See "Item 4 — Narrative Description of the Business — Business Overview — Seasonality".

Our Operations are Subject to Environmental Regulation

        We are subject to various environmental and occupational health and safety laws and regulations in our operations in Canada, the United States and offshore. Future events, such as:

  •
  a change in existing laws and regulations;

  •
  the enactment of new laws and regulations;

  •
  a release of hazardous substances on or from our properties or any associated offsite disposal location; or

  •
  the discovery of contamination from prior activities at any of our properties,

may give rise to compliance costs that could have a material adverse effect on our business. See "Item 4 — Narrative Description of the Business — Business Overview — Environmental Regulation".

We are Controlled by the Founders of the Corporation

        H. Gregory Chamandy, our Chairman and Chief Executive Officer, Glenn J. Chamandy, our President and Chief Operating Officer, and Edwin B. Tisch, our Executive Vice President, Manufacturing, or the Principal Shareholders, own all of our outstanding Class B Multiple Voting Shares. Because the Class B Multiple Voting Shares have eight votes per share, as of the date of this annual information form, the Principal Shareholders own approximately 68% of the voting rights. See "Item 8 — Directors and Officers —

Security Holdings". Accordingly, the Principal Shareholders are able to elect all of the directors, other than the two directors elected solely by the Class A Subordinate Voting Shares voting as a separate class. Our board of directors currently includes 3 related directors out of 8 directors.

  D — Employees

        At December 31, 2002, we employed approximately 8,450 full-time employees, including approximately 1,300 in Canada, approximately 1,900 in Mexico, approximately 4,900 in Honduras, approximately 300 in the United States, 48 in Barbados and 2 in Europe. Of these employees, approximately 700 Canadian employees are covered by collective bargaining agreements. Approximately 200 employees at the Valleyfield dyeing and finishing facility are covered by a collective bargaining agreement that expires on October 31, 2003. Approximately 200 employees at the Montreal dyeing and finishing facility are covered by a collective bargaining agreement that expired on December 31, 2002. We are currently negotiating the renewal of that collective bargaining agreement. Approximately 175 employees in our Long Sault, Ontario yarn mill are covered by a collective bargaining agreement which expires on September 30, 2006. Approximately 100 employees in our newly acquired Montreal yarn mill are covered by a collective bargaining agreement which expires on October 31, 2007. Our employees in the Montreal sewing facility which were previously covered by a collective bargaining agreement, became non-unionized following the cancellation of certification of their union in July 2002. We consider our relations with our employees to be very good and, as of the date hereof, we have not experienced any work stoppages that have had a material impact on our operations.

ITEM 5 — SELECTED CONSOLIDATED FINANCIAL INFORMATION

  A — Annual Information

        The Corporation reports its financial results in Canadian dollars. Certain financial data relating to the Corporation are stated in U.S. dollars solely for convenience and are stated as a matter of arithmetical computation only, based on exchange rates specifically noted with respect thereto. Such amounts should not be construed as representations that the Canadian dollar amounts actually represent such U.S. dollars amounts or could be converted into U.S. dollars at such rates. These rates differ from some of the rates used in the preparation of the Corporation's financial statements included in this annual information form and, therefore, U.S. dollar amounts used herein may differ from corresponding actual U.S. dollar amounts that were translated into Canadian dollars in the preparation of such financial statements.

        The following table sets forth a summary of certain of our historical consolidated and other financial and operating information for the dates and for the periods indicated. We prepare our consolidated financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, reference is made to Note 16 to the Consolidated Financial Statements included in our 2002 Annual Report, which is incorporated by reference in this annual information form. The information presented below should be read in conjunction with our consolidated financial statements and related notes incorporated by reference in this annual information form and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our 2002 Annual Report.

	Fiscal Year Ended Oct. 4, 1998 Cdn$	Fiscal Year Ended Oct. 3, 1999 Cdn$	Fiscal Year Ended Oct. 1, 2000 Cdn$	Fiscal Year Ended Sept. 30, 2001 Cdn$	Fiscal Year Ended Sept. 29, 2002 US$(1)	Fiscal Year Ended Sept. 29, 2002 Cdn$
	(In thousands, except per share amount and percentage)
Statement of earnings data
(Canadian GAAP):
Sales	$215,076	$334,150	$459,208	$504,867	$381,299	$600,660
Cost of sales	164,629	248,016	328,191	398,566	274,231	431,996

Gross profit	50,447	86,134	131,017	106,301	107,068	168,664
Selling, general and administrative	20,665	37,328	48,309	76,075	40,581	63,927
Depreciation and amortization	4,063	6,843	9,380	16,209	11,167	17,592

Operating income	25,719	41,963	73,328	14,017	55,320	87,145
Interest expense	5,032	9,906	10,233	13,628	8,469	13,341
Loss on settlement of debt	819	597	2,345	—	—	—

Earnings before income taxes	19,868	31,460	60,750	389	46,851	73,804
Income taxes (recovery)	6,700	7,262	6,145	(427)	4,642	7,312

Net earnings	$13,168	$24,198	$54,605	$816	$42,209	$66,492

Net earnings per share (basic)(4)	$0.82	$1.05	$1.97	$0.03	$1.48	$2.33
Number of shares (weighted avg.) (basic)(4)	15,997	23,143	27,762	28,146	28,491	28,491
Diluted earnings per share(4)	$0.82	$1.01	$1.88	$0.03	$1.44	$2.26
Number of shares (weighted avg.) (diluted)(4)	16,023	23,851	29,026	29,226	29,362	29,362
Other data (Canadian GAAP):
Gross profit margin	23.5%	25.8%	28.5	21.1%	28.1%	28.1%
Operating income margin	11.9%	12.6%	16.0%	2.8%	14.5%	14.5%
Capital expenditures	$24,551	$33,753	$48,917	$55,909	$47,310	$74,527
EBITDA(2)	$29,782	$48,806	$82,708	$30,226	$66,487	$104,737
Selected operating data (unaudited):
Dozens of T-shirts sold	5,721	9,498	13,184	15,412	18,030	18,030
Dozens of sweatshirts sold	195	226	351	349	631	631
Dozens of sport shirts sold	—	276	465	528	753	753

Total dozens sold	5,916	10,000	14,000	16,289	19,414	19,414

Balance sheet data
(Canadian GAAP):
Working capital	$32,764	$141,238	$203,264	$208,130	$119,867	$188,827
Total assets	165,678	286,608	394,307	476,651	315,266	496,639
Total debt(3)	112,348	145,953	197,257	277,798	143,929	226,731
Share capital	34,458	97,584	99,375	100,362	66,606	104,925
Shareholders' equity	$53,330	$140,655	$197,050	$198,853	$171,338	$269,908
Financial statement data
(U.S. GAAP):
Net earnings	$11,538	$24,628	$53,673	$3,178	$42,447	$66,867
Net earnings per share (basic)(4)	1.32	1.07	1.94	0.11	1.49	2.35
Net earnings per share (diluted)(4)	1.31	1.04	1.85	0.11	1.45	2.28
Total assets	164,788	286,179	392,657	476,801	315,971	497,749
Total debt(3)	112,317	145,953	196,967	276,947	143,759	226,464
Shareholders' equity	52,471	140,226	195,689	199,854	172,211	271,284
Cash flows from operations	(17,545)	(45,858)	39,061	(11,650)	113,199	178,322
Cash flows from investing	(23,213)	(29,294)	(48,300)	(49,976)	(42,773)	(67,381)
Cash flows from financing activities	$42,077	$74,780	$42,483	$28,290	($25,509)	($40,185)

(1)
U.S. dollar amounts are provided for convenience of reference only. The Canadian dollar amounts have been converted in U.S. dollars at the rate prevailing at September 29, 2002 (US$0.6348 = $1).

(2)
EBITDA represents earnings before interest, taxes, depreciation, amortization and loss on settlement of debt. EBITDA is included herein because management believes that certain investors use such information as one measure of a company's historical ability to service debt; however, EBITDA should not be considered as an alternative to net earnings as an indicator of our operating performance or as an alternative to cash flow as a measure of overall liquidity as presented in our financial statements. EBITDA as presented may not be comparable to similar computations presented by other companies.

(3)
Total debt consists of total bank debt, current liabilities, other loans payable, secured and unsecured long-term debt, including capitalized leases and future taxes.

(4)
On February 7, 2001, the Board of Directors of the Corporation declared a two-for-one stock split, effected in the form of a stock dividend, applicable to all of its issued and outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares, to shareholders of record on February 22, 2001. All share and per share data reflect the effect of the stock split on a retroactive basis.

  B — Quarterly Information

Financial Data

	2001-2002
Statement of earnings data
	4th qtr.	3rd qtr.	2nd qtr.	1st qtr.
	(In millions, except per share amount)
Sales	$159.9	$195.7	$156.7	$88.4
Net earnings	$19.6	$27.7	$16.4	$2.8
Net earnings per share (basic)	$0.68	$0.97	$0.58	$0.10
Net earnings per share (diluted)	$0.66	$0.94	$0.56	$0.10
	2000-2001
	4th qtr.	3rd qtr.	2nd qtr.	1st qtr.
Sales	$115.2	$151.8	$151.8	$86.1
Net earnings	$(38.8)	$16.2	$18.7	$4.8
Net earnings per share (basic)	$(1.38)	$0.57	$0.66	$0.17
Net earnings per share (diluted)	$(1.33)	$0.55	$0.64	$0.16

Exchange Rate Data

        The following tables reflect the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars in effect during the five most recent fiscal years as well as for each month during the previous six months, the rates of exchange at the end of each of the five most recent fiscal years and the average of the exchange rates on the last day of each month during such fiscal years, based on the average noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (which was 1.5286 on January 31, 2003).

	Fiscal Year
	1998	1999	2000	2001	2002
High	1.5770	1.5570	1.5085	1.6023	1.6128
Low	1.3718	1.4512	1.4350	1.4933	1.5108
Period End	1.5505	1.4725	1.5070	1.5797	1.5777
Average	1.4522	1.5029	1.4724	1.5375	1.5755
	Last Six Months
	August 2002	September 2002	October 2002	November 2002	December 2002	January 2003
High	1.5963	1.5858	1.5943	1.5903	1.5750	1.5800
Low	1.5563	1.5523	1.5610	1.5528	1.5478	1.5220

  C — Dividends

        We do not currently pay dividends because we retain all of our earnings to develop and expand our business. In addition, some of our credit facilities and debt instruments require compliance with lending covenants in order to pay dividends. Our future dividend policy will depend on our earnings, capital requirements, financial condition, bank facilities and other factors our Board of Directors considers relevant. The Board of Directors periodically reviews the Corporation's policy towards paying dividends.

ITEM 6 — MANAGEMENT'S DISCUSSION AND ANALYSIS

        Reference is made to (i) the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 10 to 16 of our 2002 Annual Report, which is incorporated herein by reference.

ITEM 7 — MARKET FOR SECURITIES

        The Class A Subordinate Voting Shares are listed on the New York Stock Exchange (the "NYSE") and the Toronto Stock Exchange (the "TSX"), under the symbol "GIL" on the NYSE and "GIL.A" on the TSX. The Class A Subordinate Voting Shares, which were issued at an offering price of $5.145 (US$3.50), began trading on the TSX, the Montreal Exchange (the "ME") and the American Stock Exchange ("AMEX") on June 17, 1998. Prior to that date, there was no public market for the Class A Subordinate Voting Shares. On September 1, 1999, the Class A Subordinate Voting Shares commenced trading on the NYSE. We delisted such shares from the AMEX on August 31, 1999. As a result of a restructuring of Canada's stock exchanges which took effect on December 7, 1999, we are no longer listed on the ME.

        The table below shows the high and low daily closing prices and the trading volumes of the Class A Subordinate Voting Shares for the periods indicated on the ME and the TSX (in Cdn$) and on the AMEX (in US$) since their initial listing in June 1998, and on the NYSE since their listing on September 1, 1999.

	TSX			ME			AMEX(1)			NYSE(2)
	High	Low	Volume	High	Low	Volume	High	Low	Volume	High	Low	Volume
1998:Q4(3)	$6.25	$5.03	74,000	$5.88	$5.00	4,000	$4.19	$3.19	330,000	—	—	—
1999:	18.00	5.03	1,503,200	17.50	5.00	259,900	11.88	3.19	6,662,200	$10.07	$8.41	691,500
2000:Q1	17.48	10.75	1,220,500	—	—	—	—	—	—	11.82	7.25	2,664,400
2000:Q2	26.00	12.75	1,527,900	—	—	—	—	—	—	18.00	8.82	3,050,800
2000:Q3	28.75	21.90	1,509,000	—	—	—	—	—	—	19.50	15.00	2,967,600
2000:Q4	33.25	24.25	883,400	—	—	—	—	—	—	22.41	16.25	2,431,600
2001:Q1	30.75	22.25	1,033,700	—	—	—	—	—	—	20.07	14.41	1,719,100
2001:Q2	35.90	27.25	2,339,800	—	—	—	—	—	—	24.00	18.00	4,264,400
2001:Q3	28.43	20.25	5,815,300	—	—	—	—	—	—	18.27	13.42	7,054,300
2001:Q4	22.40	16.25	2,532,700	—	—	—	—	—	—	14.58	10.55	4,987,100
2002:Q1	22.75	16.51	2,843,300	—	—	—	—	—	—	14.62	10.56	2,038,000
2002:Q2	27.75	22.20	3,328,544	—	—	—	—	—	—	17.43	13.87	1,907,400
2002:Q3	37.60	26.76	4,247,854	—	—	—	—	—	—	24.50	16.93	1,357,600
2002:Q4	35.58	26.49	3,144,830	—	—	—	—	—	—	22.86	16.71	1,047,400
2003:Q1	37.79	30.00	3,282,122	—	—	—	—	—	—	24.26	19.12	1,786,700
2002:
August	35.40	29.55	1,295,164	—	—	—	—	—	—	22.68	18.30	375,800
September	35.58	32.65	828,926	—	—	—	—	—	—	22.75	20.60	318,200
October	34.75	30.00	889,461	—	—	—	—	—	—	22.20	19.12	360,600
November	34.89	30.82	906,335	—	—	—	—	—	—	22.70	19.60	410,300
December	37.79	34.35	1,457,585	—	—	—	—	—	—	24.26	22.04	1,014,500
2003:
January	40.25	36.15	1,272,205	—	—	—	—	—	—	25.98	23.44	378,300

(1)
Through August 31, 1999.

(2)
From September 1, 1999.

(3)
From July 6, 1998 to October 4, 1998.

ITEM 8 — DIRECTORS AND OFFICERS

  A — Name, Address and Occupation

        Listed below is certain information about the current directors of Gildan. The directors have served in their respective capacities since their election and/or appointment and will continue to serve until the next annual meeting of shareholders or until a successor is duly elected.

Name and Municipality of Residence	Age	Principal Occupation	Director Since
Robert M. Baylis(1)(2) Darien, Connecticut, United States	64	Corporate Director	1999
Glenn J. Chamandy Montreal, Québec, Canada	41	President and Chief Operating Officer of the Corporation	1984
H. Gregory Chamandy Montreal, Québec, Canada	44	Chairman of the Board and Chief Executive Officer of the Corporation	1984
William H. Houston, III(1)(2)(3) Memphis, Tennessee, United States	68	President, World Trade Link (an international business consulting firm)	1997
Daniel Laporte(1)(2)(3) Montreal, Québec, Canada	56	Senior Vice-President, Technology Investments, Solidarity Fund QFL (a venture capital fund)	1996
Gerald H.B. Ross Montreal, Québec, Canada	58	Dean, Faculty of Management, McGill University	2003
Richard P. Strubel(1)(2)(3) Chicago, Illinois, United States	63	President, Chief Operating Officer and Director, UNext (a provider of advanced education over the Internet)	1999
Edwin B. Tisch Montreal, Québec, Canada	64	Executive Vice-President, Manufacturing of the Corporation	1996

(1)
Member of the Audit Committee.

(2)
Member of the Corporate Governance Committee.

(3)
Member of the Human Resources and Compensation Committee.

        The Principal Shareholders and Solidarity Fund QFL (the "Fund") are currently parties to contractual arrangements relating to the election of directors. Pursuant to such arrangements, for as long as the Fund holds at least 5% (but less than 15%) of the number of Equity Shares issued and outstanding, the Principal Shareholders will vote their Class B Multiple Voting Shares on any resolution relating to the election of directors to be put before the holders of the Equity Shares voting together as a single class, in favor of the election of one person to the Board of Directors of the Corporation as shall have been designated by the Fund as its representative. Mr. Daniel Laporte is the person currently designated by the Fund as its representative in accordance with the foregoing arrangements.

        Listed below is certain information about the current officers and senior managers of Gildan.

Name and Municipality of Residence	Age	Position held within the Corporation
H. Gregory Chamandy(1)(2) Montreal, Québec, Canada	44	Chairman of the Board and Chief Executive Officer and Director
Glenn J. Chamandy(1)(2) Montreal, Québec, Canada	41	President and Chief Operating Officer and Director
Edwin B. Tisch(1)(2) Montreal, Québec, Canada	64	Executive Vice-President, Manufacturing and Director

Laurence G. Sellyn(1)(2) Hudson Heights, Québec, Canada	53	Executive Vice-President, Finance and Chief Financial Officer
David G. Cherry(1)(2) Montreal, Québec, Canada	46	Executive Vice-President, Planning and Information Technology
Michael R. Hoffman(1) St. James, Barbados	40	President, Gildan Activewear SRL
Georges Sam Yu Sum(1)(2) Montreal, Québec, Canada	45	Executive Vice-President, Operations
Mackie I. Vadacchino(1)(2) Montreal, Québec, Canada	48	Executive Vice-President, Corporate Affairs
François Arbique(2) Montreal, Québec, Canada	45	Vice-President, Information Technology
Garry Bell(2) St. Lazare, Québec, Canada	38	Vice-President, Marketing and General Manager, Canadian Apparel Division
Ghyslain Bouchard(2) St-Basile-le-Grand, Québec, Canada	54	Vice-President, Spinning and Knitting Operations
Kevin W. Daugherty(2) Montreal, Québec, Canada	39	Vice-President, Planning and Logistics
David A. Esones(2) St. Lazare, Québec, Canada	59	Vice-President, Corporate Security and Facility Management
Eduardo A. Facusse San Pedro Sula, Honduras	32	President, Gildan Activewear Honduras
Alonso Flores-Noble San Pedro Sula, Honduras	48	Vice-President, Finance, Gildan Activewear Honduras
Christian Langlois(2) St-Basile-le-Grand, Québec, Canada	39	Vice-President, Corporate Engineering and R&D
Gilles Léger St. James, Barbados	46	Vice-President, Finance and Administration Gildan Activewear SRL
John A. Martin St. Peter, Barbados	46	Vice-President, Sales and Marketing Gildan Activewear SRL
Benito Masi(2) Laval, Québec, Canada	47	Vice-President, Apparel Manufacturing
Bill H. Newman St. Michael, Barbados	47	Vice-President, Operations Gildan Activewear SRL
François D. Ramsay(2) Longueuil, Québec, Canada	38	Vice-President, General Counsel and Corporate Secretary
Normand Sabourin(2) Montreal, Québec, Canada	42	Vice-President, Corporate Treasurer
Graham F. Sutherland(2) Montreal, Québec, Canada	48	Vice-President, Internal Audit
Jose Maria Tainta Villanueva Coahuila, Mexico	38	Director of Apparel Gildan Activewear Mexico
Gregg Thomassin(2) Pincourt, Québec, Canada	43	Vice-President, Corporate Controller

Gaétane Wagner(2) Brossard, Québec, Canada	44	Vice-President, Human Resources

(1)
Executive Management Committee.

(2)
Officers of the Corporation.

        H. Gregory Chamandy is a founder of Gildan and has served as Chairman of the Board and Chief Executive Officer since December 1994, prior to which he served in various executive capacities with Gildan. Mr. Chamandy has been involved in various Chamandy family textile and apparel businesses for over twenty years.

        Glenn J. Chamandy is a founder of Gildan and has served as President and Chief Operating Officer since December 1994, prior to which he served in various executive capacities with Gildan. Mr. Chamandy has been involved in various Chamandy family textile and apparel businesses for over twenty years.

        Robert M. Baylis serves as a director of several large corporations, including the New York Life Insurance Company (insurance and annuities), Host Marriott Corporation (hotel investor), Covance Inc. (contract drug research organization), and PartnerRe Ltd. (reinsurance). Mr. Baylis is also an overseer of the University of Pennsylvania Museum, a director of The International Forum, an executive education program at the Wharton School and a member of the Advisory Council of the Economics Department of Princeton University. Mr. Baylis retired from CS First Boston as Vice Chairman in 1996, after thirty-three years with this investment banking firm or associated corporations.

        William H. Houston, III is president of World Trade Link, an international business consulting firm he founded in 1988. Mr. Houston served as U.S. Ambassador/Chief Textile Negotiator for the United States Trade Representative during 1987 and 1988 and is a past president of the Cotton Foundation and the Delta Council.

        Daniel Laporte has been with the Solidarity Fund QFL since February 1994 where he currently serves as Senior Vice-President, Technology Investments. The Fund is one of the largest venture capital funds in Canada. Prior to joining the Fund, Mr. Laporte was a Vice-President with the venture capital arm of The Royal Bank of Canada, RBC Capital.

        Gerald H.B. Ross joined the Faculty of Management of McGill University as Dean in August 2000. Prior to joining McGill University, Dr. Ross was senior partner of Change Lab International, a consulting organization he founded in 1988 specialized in the development of techniques to assist organizations in building new visions and managing change to create competitive advantage in the marketplace. Since 1998, Dr. Ross is also Chairman and Chief Executive Officer of Astute Inc., an organization that develops advanced context-based learning methodologies for business. During his consulting career, Dr. Ross has worked with some of the world's premier corporations such as 3M, Xerox, IBM, DuPont, AT&T, Coca-Cola, Reuters and Kodak. Dr. Ross' recent academic appointments include serving as a faculty member on the Wharton International Forum Executive Program on Cross Cultural Issues in Global Management. He also works with the University of Michigan's Executive Program and has delivered programs on Managing Change to the banking industry in Saudi Arabia.

        Richard P. Strubel is President, Chief Operating Officer and Director of UNext, a provider of advanced education over the Internet since 1999. Mr. Strubel also acts as a trustee of the institutional and retail mutual funds managed by Goldman, Sachs & Co. and the Northern Trust Company. He was Managing Director of Tandem Partners, Inc., a privately held management services firm from 1990 to 1999. He was President and Chief Executive Officer of Microdot, Inc. from 1984 to 1994. Mr. Strubel was President of Northwest Industries, which included Fruit of the Loom and BVD among its operating entities, from 1982 to 1983.

        Edwin B. Tisch has served as Executive Vice-President, Manufacturing of the Corporation since April 1998 and was Vice-President, Manufacturing from 1987 to 1998. Mr. Tisch has over thirty years of international experience in the textile and apparel industry.

        Laurence G. Sellyn has served as Executive Vice-President, Finance and Chief Financial Officer of the Corporation since April 1999. He is a Chartered Accountant being a Fellow of the Institute of Chartered Accountants of England and Wales. Prior to joining Gildan, Mr. Sellyn served as Senior Vice-President, Finance and Corporate Development and Chief Financial Officer of Wajax Limited, an industrial distribution company, where he was employed from October 1992 to March 1999. Prior to joining Wajax, he was employed by Domtar Inc., where he held various positions, including Corporate Controller and Vice-President, Business Planning and Development.

        David G. Cherry has been Executive Vice-President, Planning and Information Technology since October 2002. From February 2001 to October 2002, he was Executive Vice-President, Distribution and Logistics of the Corporation. From February 1999 to February 2001, he served as President of Gildan Activewear SRL and from July 1998 to February 1999, he served as Vice-President, Logistics of the Corporation. Prior to joining Gildan, he was employed by Fruit of the Loom for over twenty years, where his last position was Vice-President of Distribution and Logistics.

        Michael R. Hoffman joined Gildan in November 1997. He served as Vice-President, Sales and Marketing for the international division until his appointment as President of Gildan Activewear SRL in February 2001. Prior to joining Gildan, Mr. Hoffman was employed by Fruit of the Loom, where he last served as Divisional Vice-President of the Activewear Division.

        Georges Sam Yu Sum has been Executive Vice-President, Operations of the Corporation since 2000. From 1998 to 2000, he served as Vice-President, Operations of the Corporation and from 1995 to 1998, he served as Director of Operations of the Corporation. Prior to joining Gildan in 1995, Mr. Sam Yu Sum spent sixteen years with Dominion Textiles where he served in various managerial capacities, from manufacturing to sales.

        Mackie I. Vadacchino has been Executive Vice-President, Corporate Affairs of Gildan since September 2001. From 1997 to 2001, Mrs. Vadacchino was President and Chief Executive Officer of Murray Axmith Inc., Canada's largest career management consulting firm. Prior to that, Mrs. Vadacchino held both senior line and staff positions in a number of industries including retailing and telecommunications.

        François Arbique joined Gildan as Vice-President, Information Technology in October 2002. Prior to joining Gildan, Mr. Arbique was Senior Vice-President, Information Technology and Supply Chain of Sonepar Distribution, an electrical material distributor from January 2000 to September 2002. Prior to January 2000, Mr. Arbique was Director, Information Systems at Domtar Forest Products, a division of Domtar Inc.

        Garry Bell has been with Gildan since 1996 and he joined as Sales Manager. He became Vice-President, Sales and Marketing in December 1998. In October 2002, he was appointed General Manager, Canadian Apparel Division while maintaining his responsibility as Vice-President, Marketing. Mr. Bell worked for the Hanes Canada division of Sara Lee Corporation for the four years prior to joining Gildan in the capacity of Eastern Canada Account Executive.

        Ghyslain Bouchard joined Gildan in August 2001 as Vice-President, Spinning and Knitting Operations. Prior to joining Gildan, Mr. Bouchard was a professor of textile manufacturing at the CEGEP of St. Hyacinthe, and a consultant in textile manufacturing.

        Kevin W. Daugherty has been with Gildan since October 1998 when he joined Gildan Activewear SRL as Director of Operations. He was appointed Vice-President, Operations in October 1999 and again as Vice-President, Planning and Logistics of the Corporation in 2001. Prior to joining Gildan, Mr. Daugherty worked at Fruit of the Loom for ten years in operations, planning, distribution and cost accounting.

        David A. Esones joined Gildan in March 2001 and currently serves as Vice-President, Corporate Security and Facility Management. Mr. Esones has served in senior management positions directing loss prevention programs for large multi-site national corporations. Prior to joining Gildan, he served as Director of Loss Prevention at AutoNation USA, Inc. since January 1996.

        Eduardo A. Facusse joined Gildan in April 2001 as Director of Operations for Honduras. Prior to joining Gildan, he worked as General Manager of Costuras Manufacturing Group since 1993. Mr. Facusse has been involved in the textile and apparel business in Honduras for over 10 years.

        Alonso Flores-Noble joined Gildan Activewear Honduras as Vice-President, Finance in November 2000. Between April 1998 and May 2000, he was Director of Finance and Administration of Franslux S.A. Prior to April 1998, he was Director of Finance and Administration of Eurocopter de Mexico S.A., a subsidiary of the French and German consortium Eurocopter, a leading manufacturer of helicopters.

        Christian Langlois joined the Corporation in February 2000. In February 2001, he was appointed to the position of Vice-President, Corporate Engineering and R & D. Between July 1997 and February 2000, he was working as a consultant and was involved in engineering and textile management. Prior to July 1997, he was Director of Operations for LaGran Canada, a manufacturer of warp knit goods.

        Gilles Léger has been with Gildan since February 2001. He joined as Director, Internal Audit and was appointed Vice-President, Finance and Administration of Gildan Activewear SRL in February 2002. Prior to joining Gildan, Mr. Léger was from 1998 to 2001, Vice-President Finance of Expro Inc., a private company that produces chemical products. From 1994 to 1998, Mr. Léger was Corporate Controller of Wajax Inc., a Canadian public company that manufactures and distributes heavy equipment.

        John A. Martin joined the Corporation as Vice-President, Sales and Marketing of Gildan Activewear SRL in March 2001. Prior to joining Gildan, Mr. Martin held several positions with Fruit of the Loom, where he last served as Senior Vice-President Activewear Sales. Mr. Martin joined Gildan in March 2001 following Fruit of the Loom's filing of Chapter 11 proceedings with the U.S. Bankruptcy Court in December 1999.

        Benito Masi has been involved in apparel manufacturing in North America for the past 25 years. He joined Gildan in 1986, where he held various positions until February 2001, when he was appointed Vice-President, Apparel Manufacturing.

        Bill H. Newman joined Gildan in March 2001 as Vice-President, Operations of Gildan Activewear SRL. Prior to joining Gildan, Mr. Newman was Vice-President of Operations at Outer Banks Shirts, a division of Sara Lee Corporation, from 1996 to 1999.

        François D. Ramsay joined the Corporation as Vice-President, General Counsel and Corporate Secretary in October 2001. Mr. Ramsay is a lawyer and a member of the Québec Bar Association. Between 1994 and 2000, Mr. Ramsay held different positions at Le Groupe Vidéotron Ltée, a communications company where he last served as Vice-President, Legal Affairs and Secretary.

        Normand Sabourin joined the Corporation in March 2002 as Vice-President, Corporate Treasurer. Prior to joining Gildan, Mr. Sabourin was Corporate Treasurer of C-Mac Industries Inc., a manufacturer of high-tech equipment, between June 1998 and March 2002. Prior to June 1998, Mr. Sabourin was Treasurer Manager of Bombardier Inc., a manufacturer of transportation equipment.

        Graham F. Sutherland became Vice-President, Internal Audit in February 2002. Prior to that, he served as Vice-President, Finance and Administration of Gildan Activewear SRL since December 1998. Prior to that, he served as Controller at Gildan since August 1996. Mr. Sutherland is a Chartered Accountant.

        Jose Maria Tainta Villanueva joined Gildan in September 2000 and became Director of Apparel, Gildan Activewear Mexico in November 2002. Prior to joining Gildan, Mr. Tainta Villanueva was Operations Manager and Chief Accountant for Banco Central Hispanoamericano since 1992.

        Gregg Thomassin was appointed to Vice-President, Corporate Controller of the Corporation in August 2000. Prior to that, he served as Corporate Controller of the Corporation since February 1999. He is a Chartered Accountant. Prior to joining Gildan, Mr. Thomassin served as Vice-President, Finance and Administration at Innovak D.I.Y. Products Inc., a manufacturer and distributor of hand tools, from September 1996 to January 1999.

        Gaétane Wagner has served as Vice-President, Human Resources of the Corporation since August 2002. Prior to joining Gildan, she was Corporate Human Resources Director of The Hockey Company between

2000 until July 2002, and Director, Human Resources and Organizational Development for Kraft Canada from 1996 to 2000.

        H. Gregory Chamandy and Glenn J. Chamandy are brothers.

  B — Compensation

        The aggregate amount of compensation paid to Gildan's directors, officers and senior management as a group for the financial year ended September 29, 2002 was approximately $11 million. This amount excludes remuneration resulting from the grant of options under our Stock Option Plan.

        For additional information on the compensation of directors and officers, please refer to the sections entitled "Compensation of Directors" and "Executive Compensation", including the Report on Executive Compensation by the Compensation and Human Resources Committee, on pages 6 through 11 of our 2002 Notice of Annual Meeting of Shareholders and Management Proxy Circular, which is incorporated herein by reference.

        For information concerning options granted under our Stock Option Plan during the financial year ended September 29, 2002 to officers and directors as compensation, reference is made to the caption entitled "Compensation of Directors" and to the sections entitled "Stock Option Plan", "Options Granted During the Financial Year" and "Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values" appearing under the caption "Executive Compensation" on pages 6 and 7 of our 2002 Notice of Annual Meeting of Shareholders and Management Proxy Circular, which is incorporated herein by reference.

        During fiscal 2000, the Board of Directors of the Corporation approved the creation of employee share purchase plans (including U.S. provisions and Canadian provisions) which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase, from treasury, Class A Subordinate Voting Shares of the Corporation at a price equal to 90% of the then current stock price as defined in the plans. Employees purchasing shares under the plans must hold the shares for a minimum of one year. The Corporation has reserved an aggregate of 700,000 Class A Subordinate Voting Shares for issuance under the plans. 8,096 Class A Subordinate Voting Shares of the Corporation were issued under the plans during fiscal 2002.

        As at December 31, 2002, there were outstanding 1,393,833 options to purchase Class A Subordinate Voting Shares granted under the Stock Option Plan to non-employee directors, officers and other key employees, at exercise prices ranging from $5.145 to $36.50 per share. The expiration dates of all such options have been established in accordance with the terms of the Stock Option Plan and range between June 15, 2008 and December 4, 2012.

        In December 2001, the Corporation implemented a defined contribution retirement plan, or the Defined Contribution Plan, for the Canadian senior management group of the Corporation. Under the Defined Contribution Plan, employees are entitled to make voluntary contributions to a Registered Retirement Savings Plan, or RRSP in an amount equal to up to 5% of their base salary, subject to a $6,750 limitation per year. The Corporation matches the amount of the contribution by the employee, and deposits such amount in a Deferred Profit Sharing Plan, or DPSP. Furthermore, in the event where the employee contributes $6,750 in the RRSP, and that such contribution represents less than 5% of his base salary, the Corporation accounts for a supplementary contribution for the benefit of such employee equal to 5% of the base salary of the employee, minus contributions made by the Corporation to the DPSP, in a Supplementary Executive Retirement Plan, or SERP.

  C — Board Practices

        For information concerning the terms and conditions of contracts entered into by the Corporation with certain of its senior executives, reference is made to the section entitled "Employment Agreements and Change of Control Agreements" appearing under the caption "Executive Compensation" on pages 8 and 9 of our 2002 Notice of Annual Meeting of Shareholders and Management Proxy Circular, which is incorporated herein by reference.

        For details relating to the Corporation's Audit, Corporate Governance, Compensation and Human Resources committees, including a summary of the terms of reference under which each committee operates, reference is made to the caption entitled "Statement of Corporate Governance Practices" on pages 15 to 20 of our 2002 Notice of Annual Meeting of Shareholders and Management Proxy Circular, which is incorporated herein by reference.

  D — Security Holdings

        As of September 29, 2002, there were 22,826,964 Class A Subordinate Voting Shares and 6,094,000 Class B Multiple Voting Shares (together, the "Equity Shares") outstanding, such classes of shares being the only classes of our voting securities.

        The Class A Subordinate Voting Shares are restricted shares under Canadian securities legislation, in view of the fact that their voting rights are inferior to the voting rights of the Class B Multiple Voting Shares. Holders of Class B Multiple Voting Shares and Class A Subordinate Voting Shares generally vote together as a single class with respect to all matters submitted to a vote of shareholders. Generally, each Class B Multiple Voting Share entitles the holder thereof to eight votes, whereas each Class A Subordinate Voting Share entitles the holder thereof to one vote, on a ballot. With respect to shareholder approval of certain transactions and certain amendments to the Certificate of Incorporation, as amended, and the By-Laws of the Corporation, each Class A Subordinate Voting Share and each Class B Multiple Voting Share entitles its holder to one vote. The holders of Class A Subordinate Voting Shares, voting as a separate class, are entitled to elect two of the Corporation's directors (the "Class A Directors"). The Class B Multiple Voting Shares are convertible at any time into Class A Subordinate Voting Shares on a share-for-share basis at the option of the holder and are required to be so converted under certain circumstances, including in the case of certain transfers of Class B Multiple Voting Shares. In all other respects, the Equity Shares have the same rights.

        While, under applicable law, an offer to purchase Class B Multiple Voting Shares would not necessarily result in an offer to purchase Class A Subordinate Voting Shares, H. Gregory Chamandy, Glenn J. Chamandy and Edwin B. Tisch (respectively Chairman of the Board and Chief Executive Officer, President and Chief Operating Officer and Executive Vice-President, Manufacturing of the Corporation), as the holders of 100% of the outstanding Class B Multiple Voting Shares, the Corporation and Computershare Trust Company of Canada have entered into a trust agreement as of February 8, 2001 (the "Trust Agreement") for the benefit of the holders of Class A Subordinate Voting Shares, under which the holders of the Class B Multiple Voting Shares have agreed, among other things, not to sell their Class B Multiple Voting Shares in certain circumstances unless an offer on at least equivalent terms is made to the holders of Class A Subordinate Voting Shares. This Trust Agreement, which replaces the initial trust agreement entered into by Harco Holdings Ltd. ("Harco") on June 16, 1998, and amended on December 1, 2000, was entered into following our 2001 annual and special meeting of shareholders approving amendments to the Trust Agreement.

        The Principal Shareholders and the Fund are currently parties to contractual arrangements (the "Agreement") with respect to the election of directors. Pursuant to the Agreement, for so long as the Fund holds at least 5% of the outstanding Equity Shares, it will abstain from voting its Class A Subordinate Voting Shares in the election of the Class A Directors. With respect to the election of directors other than the Class A Directors, the Fund will vote its Class A Subordinate Voting Shares in accordance with the Principal Shareholders' written instructions. The Agreement also provides that so long as the Fund holds at least 5% (but less than 15%) of the number of issued and outstanding Equity Shares, the Principal Shareholders shall vote their Class B Multiple Voting Shares on any resolution relating to the election of directors to be put before the holders of the Equity Shares voting together as a single class, in favor of the election of one person to the Board of Directors of the Corporation as shall have been designated by the Fund as its representative. Both parties' obligations under the Agreement shall terminate upon the Fund ceasing to hold at least 5% of the number of outstanding Equity Shares and with respect to any of the Fund's Class A Subordinate Voting Shares transferred to a third party.

        In addition, the Principal Shareholders have agreed that they shall not make a transfer of any Class B Multiple Voting Shares to a third party (other than a transfer pursuant to a takeover bid or a permitted transfer) unless the Fund shall be entitled to transfer such number of its Class A Subordinate Voting Shares as corresponds to the number of Class B Multiple Voting Shares held by the Principal Shareholders which is the object of the transfer, the whole on the same terms and conditions as the Principal Shareholders.

        To our knowledge, as of December 31, 2002, the only persons who beneficially owned or exercised control or direction over Equity Shares carrying more than 5% of the voting rights attached to each class of Equity Shares, and the total amount of Equity Shares beneficially owned by the directors and officers of Gildan, as a group, were as follows:

Name of beneficial owner	Number of Class A Subordinate Voting Shares owned	Percentage of Voting Rights attached to all Class A Subordinate Voting Shares	Number of Class B Multiple Voting Shares owned		Percentage of Voting Rights attached to all Class B Multiple Voting Shares	Percentage of Voting Rights attached to all Class A Subordinate and Class B Multiple Voting Shares
H. Gregory Chamandy(1)	38,638	0.17%	2,749,200	(2)	45.11%	30.7%
Glenn J. Chamandy(1)	25,350	0.11%	2,749,200	(3)	45.11%	30.7%
Edwin B. Tisch(1)	8,200	—	595,000	(4)	9.78%	6.6%
Franklin Resources, Inc.(5)	2,926,960	12.75%	—		—	4.1%
FMR Corp.(6)	2,645,960	11.52%	—		—	3.7%
Solidarity Fund QFL	2,558,712	10.17%	—		—	3.6%
Taunus Corp.(7)	2,334,509	10.17%	—		—	3.3%
Caisse de dépôt et placement du Québec(8)	1,280,388	5.58%	—		—	1.8%
Officers and directors as a group (28 persons)(9)	43,554	0.19%	—		—	—%

(1)
In the context of a corporate reorganization completed as of December 1, 2000, H. Gregory Chamandy, Glenn J. Chamandy and Edwin B. Tisch concluded a voting trust agreement whereby the voting rights attaching to the Class B Multiple Voting Shares beneficially held by Edwin B. Tisch are exercised by H. Gregory Chamandy and Glenn J. Chamandy, acting together.

(2)
These shares are registered in the name of Greg Chamandy Holdings Corporation since December 30, 2002.

(3)
These shares are registered in the name of Glenn Chamandy Holdings Corporation since December 30, 2002.

(4)
These shares are registered in the name of Edwin Tisch Holdings Corporation since December 30, 2002.

(5)
The 2,926,960 Class A Subordinate Voting Shares are beneficially owned by Franklin Templeton Investments Corp. (a wholly-owned subsidiary of Franklin Resources, Inc. and an investment advisor).

(6)
This information is as at December 18, 2002. Of these 2,645,960 Class A Subordinate Voting Shares, 2,559,310 are beneficially owned by Fidelity Management & Research Company and FMR Co., Inc. (wholly-owned subsidiaries of FMR Corp. and investment advisors).

(7)
Of these 2,334,509 Class A Subordinate Voting Shares, 2,210,309 are beneficially owned by Deutsche Investment Management Americas, Inc. (an indirect, wholly-owned subsidiary of Taunus Corp. and an investment advisor).

(8)
This information is as at January 6, 2003.

(9)
Other that H. Gregory Chamandy, Glenn J. Chamandy and Edwin B. Tisch.

        As of December 31, 2002, 19 holders of record in the United States held an aggregate of 13,041,988 Class A Subordinate Voting Shares, representing approximately 56.8% of the total number of issued and outstanding Class A Subordinate Voting Shares.

        For details relating to the number and percentage of equity shares held by the directors of Gildan, on an individual basis, reference is made to the table appearing under the caption entitled "Election of Directors" on page 4 of our 2002 Notice of Annual Meeting of Shareholders and Management Proxy Circular, which is incorporated herein by reference.

ITEM 9 — ADDITIONAL INFORMATION

  A — Memorandum and Articles of Association

        Our authorized share capital currently consists of an unlimited number of First Preferred Shares, issuable in series, an unlimited number of Second Preferred Shares, issuable in series (collectively, the "Preferred Shares"), an unlimited number of Class A Subordinate Voting Shares and an unlimited number of Class B Multiple Voting Shares, all of which are without par value. As of the date of this annual information form, only Class A Subordinate Voting Shares and Class B Multiple Voting Shares are issued and outstanding. The following is a summary of the material terms of our authorized share capital as set forth in the Articles of the Corporation. This summary is qualified in its entirety by reference to, and is subject to, the detailed provisions of the Articles, as amended, and the Trust Agreement.

First Preferred Shares

Issuance in Series

        The First Preferred Shares are issuable in series and the Board of Directors has the right, from time to time, to fix the number of, and to determine the designation, rights, privileges, restrictions and conditions attaching to, the First Preferred Shares of each series subject to the limitations, if any, set out in the Articles of the Corporation.

Rank

        The First Preferred Shares rank senior to the Second Preferred Shares and the Equity Shares with respect to the payment of dividends, return of capital and the distribution of assets in the event of the liquidation, dissolution or winding-up of Gildan. The First Preferred Shares in each series rank equally with the First Preferred Shares of any other series.

Voting Rights

        Unless the Articles otherwise provide with respect to any series of the First Preferred Shares, the holders of the First Preferred Shares are not entitled to receive any notice of or attend any meeting of the shareholders of Gildan and are not entitled to vote at any such meeting.

Second Preferred Shares

Issuance in Series

        The Second Preferred Shares are issuable in series and the Board of Directors has the right, from time to time, to fix the number of, and to determine the designation, rights, privileges, restrictions and conditions attaching to, the Second Preferred Shares of each series subject to the limitations, if any, set out in the Articles of the Corporation.

Rank

        The Second Preferred Shares are subject and subordinate to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares. The Second Preferred Shares rank senior to the Equity Shares with respect to payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding-up of Gildan. The Second Preferred Shares in each series rank equally with the Second Preferred Shares of any other series.

Voting Rights

        Unless the Articles otherwise provide with respect to any series of the Second Preferred Shares, the holders of the Second Preferred Shares are not entitled to receive any notice of or attend any meeting of the shareholders of Gildan and are not entitled to vote at any such meeting.

Equity Shares

        Except as described herein, the Class A Subordinate Voting Shares and the Class B Multiple Voting Shares are equal in all respects and will be treated as if they were shares of one class only.

Rank

        The Equity Shares rank junior to the First Preferred Shares and the Second Preferred Shares with respect to the payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding-up of Gildan.

Dividends

        The holders of outstanding Equity Shares are entitled to receive dividends on a share-for-share basis out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine without preference or distinction among or between the Class A Subordinate Voting Shares and the Class B Multiple Voting Shares.

Voting Rights

        Except as set forth in the third succeeding paragraph, the Class A Subordinate Voting Shares carry one vote per share and the Class B Multiple Voting Shares carry eight votes per share. There is no cumulative voting. The holders of Class A Subordinate Voting Shares and the holders of Class B Multiple Voting Shares are entitled to receive notice of any meeting of our shareholders and to attend and vote at such meeting as a single class on all matters to be voted on by our shareholders, except for the election and the removal of directors as described below and as otherwise required by applicable law.

        With respect to the election of directors, the Articles of the Corporation provide that the Board of Directors will consist of between five and fifteen members. The Board of Directors currently has eight members. For as long as any Class B Multiple Voting Shares are outstanding, at all shareholder meetings held after October 4, 1998 at which directors are elected, (a) two of the directors will be elected by the holders of the Class A Subordinate Voting Shares only, voting as a separate class and (b) the remaining directors will be elected by the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares, voting together as a single class, with holders of Class A Subordinate Voting Shares having one vote per share and holders of Class B Multiple Voting Shares having eight votes per share. Because of the voting rights attached to the Class B Multiple Voting Shares, holders of Class B Multiple Voting Shares may be able to elect all of the directors other than the two Class A Directors even when the number of outstanding Class B Multiple Voting Shares is a very small proportion of the number of Equity Shares outstanding. See "Item 4 — Narrative Description of the Business — Risk Factors".

        Directors may be removed, with or without cause, only by the holders of the class or classes of Equity Shares that, as of the date such removal is effected, would be entitled to elect such director at the next annual meeting of shareholders. Vacancies in a directorship may be filled only by (a) the remaining directors elected by holders of each class of Equity Shares that (1) elected such director and (2) as of the date such vacancy is filled, would be entitled to elect such director at the next annual meeting of shareholders or (b) if there are no such remaining directors, then by the vote of the holders of the class or classes of Equity Shares that, as of the date such vacancy is filled, would be entitled to elect such director at the next annual meeting of shareholders, voting as a special class at a meeting, special or otherwise, of the holders of Equity Shares of such class or classes.

        The Articles provide that each Class A Subordinate Voting Share and each Class B Multiple Voting Share entitles its holder to one vote per share with respect to (a) shareholder approvals required (1) by section 189(3) of the Canada Business Corporations Act in respect of a sale, lease or exchange of all or substantially all of Gildan's property other than in the ordinary course of business as therein described, except to one of Gildan's wholly-owned subsidiaries, (2) by section 183 of the Canada Business Corporations Act in respect of an amalgamation of Gildan with one or more amalgamating companies, which are not one of Gildan's wholly-owned subsidiaries, (3) in connection with the liquidation, dissolution or winding-up of

Gildan or (4) in connection with the issuance of Equity Shares as consideration for the acquisition of shares or assets of another company where such issuance requires shareholder approval in accordance with the rules of a stock exchange on which the Equity Shares are listed, and (b) any amendment to Gildan's Articles or By-Laws which alter, amend or repeal the provisions described in clause (a) above.

Conversion

        The Class A Subordinate Voting Shares cannot be converted into any other class of shares. Each outstanding Class B Multiple Voting Share may at any time, at the option of the holder, be converted into one Class A Subordinate Voting Share and must be so converted upon a transfer other than a Permitted Transfer (as defined below). Each Class B Multiple Voting Share will automatically convert into one Class A Subordinate Voting Share in any of the following cases (each a "Triggering Event"):

  (a)
  upon the death of the later to die of H. Gregory Chamandy or Glenn J. Chamandy;

  (b)
  at any time that neither H. Gregory Chamandy nor Glenn J. Chamandy is Chief Executive Officer or Chief Operating Officer of Gildan;

  (c)
  in the event that more than 40% of the Class B Multiple Voting Shares for the time being outstanding are converted into Class A Subordinate Voting Shares;

  (d)
  in the event that more than 40% of the Class B Multiple Voting Shares for the time being outstanding (or such number of shares of a Holding Entity (as defined below) as would correspond to more than 40% of the Class B Multiple Voting Shares for the time being outstanding) are transferred, directly or indirectly, otherwise than in a Permitted Transfer (as defined below);

  (e)
  in the event (a) of the death of either H. Gregory Chamandy or Glenn J. Chamandy or (b) that either H. Gregory Chamandy or Glenn J. Chamandy ceases to be Chief Executive Officer or Chief Operating Officer of Gildan, and that upon and from such event (1) the later to die of H. Gregory Chamandy or Glenn J. Chamandy or (2) the later to cease to be Chief Executive Officer or Chief Operating Officer of Gildan of H. Gregory Chamandy or Glenn J. Chamandy does not exercise, directly or indirectly, voting control over all of the shares of Holding Entities (as defined below), if any, and the Class B Multiple Voting Shares which, on the date of such occurrence, were beneficially owned by the deceased or retiring brother;

  (f)
  in the event that the Board of Directors, in a directors' circular or otherwise, makes a recommendation to accept, or makes a statement to the effect that the directors are unable to make or are not making a recommendation to shareholders of Gildan with respect to a takeover bid on the Class A Subordinate Voting Shares; or

  (g)
  in the event that any creditor holding a permitted security or permitted security interest over any Class B Multiple Voting Shares or any shares of a Holding Entity (as defined below) acquires, sells, causes to be sold or otherwise disposes of such shares and such action would have the effect contemplated at clause (d) above.

        For purposes hereof, any transfer of shares of the Principal Shareholders or of a Permitted Transferee (as defined below), to the extent such entity then holds any Class B Multiple Voting Shares (a "Holding Entity"), shall be considered a transfer of Class B Multiple Voting Shares, with the necessary modifications.

        Notwithstanding the foregoing, Class B Multiple Voting Shares and shares of Holding Entities, if any, may be transferred in the following circumstances (each, a "Permitted Transfer"):

  (a)
  a transfer in favor of a Permitted Transferee;

  (b)
  a transfer, directly or indirectly, between H. Gregory Chamandy and Glenn J. Chamandy and from Edwin B. Tisch to one or both of H. Gregory Chamandy and Glenn J. Chamandy of up to 40% of the Class B Multiple Voting Shares beneficially owned respectively by each of H. Gregory Chamandy, Glenn J. Chamandy or Edwin B. Tisch or by each of their respective Holding Entity for the time being outstanding;

  (c)
  upon the death of the first to die of H. Gregory Chamandy or Glenn J. Chamandy, such shares as are then beneficially owned, directly or indirectly, by the deceased may be (1) sold to the survivor or his Holding Entity or (2) be transferred to the spouse or the living children of the deceased (either outright or by means of a spousal trust), by will or the law of succession, provided always that the survivor maintains full and complete voting control, whether directly or indirectly, over such shares;

  (d)
  upon the first to retire of H. Gregory Chamandy or Glenn J. Chamandy, such shares as are then beneficially owned by the retiring brother, directly or indirectly, may be sold to the other brother or his Holding Entity;

  (e)
  upon the death or retirement of Edwin B. Tisch, such shares as are then beneficially owned by Edwin B. Tisch, directly or indirectly, may be sold to H. Gregory Chamandy, Glenn J. Chamandy or to their respective Holding Entity or, to the extent one or the other of H. Gregory Chamandy or Glenn J. Chamandy has passed away and transferred all of the shares of Holding Entities, if any, or all of Class B Multiple Voting Shares to his spouse or living children as contemplated at (c)(2) of this paragraph, the spouse or living children of such deceased person, provided always that the purchasers maintain, or, to the extent one or the other of H. Gregory Chamandy or Glenn J. Chamandy has passed away, the survivor maintains full and complete voting control over such shares;

  (f)
  in the case of a Permitted Transfer contemplated by (b), (c), (d) and (e) above, the purchaser may charge, pledge, hypothecate or otherwise encumber any Class B Multiple Voting Shares or shares of Holding Entities, if any, beneficially owned by him (including the shares acquired by him in such sale) in favor of a third party or of the seller of such shares to secure any indebtedness incurred for the purpose of financing, in whole or in part, such sale; and

  (g)
  the granting by H. Gregory Chamandy, Glenn J. Chamandy or Edwin B. Tisch of a security interest, by way of a pledge, hypothecation or otherwise, directly or indirectly, of up to 40% of the Class B Multiple Voting Shares beneficially owned respectively by each of H. Gregory Chamandy, Glenn J. Chamandy or Edwin B. Tisch or their respective Holding Entity for the time being outstanding.

        As used in this annual information form, the term "Permitted Transferee" refers only to the following:

  (a)
  in the case of Class B Multiple Voting Shares or of shares of Holding Entities beneficially owned by H. Gregory Chamandy, H. Gregory Chamandy, corporations, limited or unlimited liability companies, partnerships or trusts controlled (within the meaning of the Income Tax Act (Canada)), directly or indirectly, by H. Gregory Chamandy, provided the shares or other interest not held by H. Gregory Chamandy are beneficially held by a person related (within the meaning of the Income Tax Act (Canada)) to H. Gregory Chamandy;

  (b)
  in the case of Class B Multiple Voting Shares or of shares of Holding Entities beneficially owned by Glenn J. Chamandy, Glenn J. Chamandy, corporations, limited or unlimited liability companies, partnerships or trusts controlled (within the meaning of the Income Tax Act (Canada)), directly or indirectly, by Glenn J. Chamandy, provided the shares or other interest not held by Glenn J. Chamandy are beneficially held by a person related (within the meaning of the Income Tax Act (Canada)) to Glenn J. Chamandy; and

  (c)
  in the case of Class B Multiple Voting Shares or of shares of Holding Entities beneficially owned by Edwin B. Tisch, Edwin B. Tisch, corporations, limited or unlimited liability companies, partnerships or trusts controlled (within the meaning of the Income Tax Act (Canada)), directly or indirectly, by Edwin B. Tisch, provided the shares or other interest not held by Edwin B. Tisch are beneficially held by a person related (within the meaning of the Income Tax Act (Canada)) to Edwin B. Tisch and provided always that the current voting arrangements in connection with the Class B Multiple Voting Shares are maintained.

Subdivision or Consolidation

        No subdivision or consolidation of the Class A Subordinate Voting Shares or the Class B Multiple Voting Shares may be carried out unless, at the same time, the Class A Subordinate Voting Shares or Class B Multiple Voting Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

        No stock dividend may be declared and paid by Gildan on the Class B Multiple Voting Shares or the Class A Subordinate Voting Shares unless a stock dividend is declared and paid by Gildan on a pro rata basis on the Equity Shares. No Class B Multiple Voting Shares may be issued in connection with a transaction unless the issuance is made by way of a distribution to all holders of Class A Subordinate Voting Shares of Gildan on a pro rata basis. In case of a stock split, consolidation or stock dividend, all share calculations provided for herein will be adjusted accordingly.

Additional Issuance of Class B Multiple Voting Shares

        Gildan may not issue Class B Multiple Voting Shares without the prior approval of the holders of the Class A Subordinate Voting Shares. Approval must be given by a special resolution of the holders of the Class A Subordinate Voting Shares at a meeting of shareholders. However, approval is not required in connection with a subdivision or a stock dividend made on a pro rata basis as between the Class A Subordinate Voting Shares and the Class B Multiple Voting Shares as set forth in the paragraph above and as permitted under the Articles of the Corporation.

Liquidation Rights and Other Matters

        The Equity Shares are not redeemable. Upon the liquidation, dissolution or winding-up of Gildan, the holders of Class B Multiple Voting Shares and Class A Subordinate Voting Shares are entitled to participate equally, share-for-share, in the remaining property and assets of Gildan available for distribution to the holders of Equity Shares.

        As mentioned previously, our Articles authorize the issuance of an unlimited number of First Preferred Shares and Second Preferred Shares, which our Board of Directors may issue in one or more series and determine the conversion and other rights and preferences of any such series without any further action on the part of the shareholders. The issuance of Preferred Shares could be used to delay or prevent a change in control transaction by:

  (a)
  discouraging an unsolicited acquisition proposal;

  (b)
  discouraging a proxy contest;

  (c)
  making more difficult the acquisition of a substantial block of Class A Subordinate Voting Shares; or

  (d)
  limiting the price that investors might be willing to pay for Class A Subordinate Voting Shares.

  B — Related Party Transaction

        The following is a description of the material transactions (or proposed transactions) for the preceding three financial years between Gildan and related parties in which any director, officer or principal shareholder of Gildan, or any associates or affiliates thereof, has had or expects to have a material interest.

Purchase of Ville Saint-Laurent Facility

        On December 1, 2000, the Corporation purchased the facility containing its executive offices and knitting operations in Ville Saint-Laurent (which now forms part of Montreal) from Harco at fair market value, namely $6.8 million, based on valuations provided to the independent members of the Board. The purchase price was satisfied by the assumption of the mortgage on the building, as well as the cancellation of indebtedness of Harco towards the Corporation. Prior to December 1, 2000, the Corporation leased that facility from Harco, and paid rent of approximately $123,656 in fiscal 2001 to Harco pursuant to this lease.

The Corporation believes that the terms of this lease were no less favorable to the Corporation than could have been obtained if the lease had been entered into with an unaffiliated third party.

Indebtedness of Directors and Officers

        Reference is made to the section entitled "Indebtedness of Directors and Officers" on pages 12 and 13 of our 2002 Notice of Annual Meeting of Shareholders and Management Proxy Circular, which is incorporated herein by reference.

Registration Rights Agreement

        The Principal Shareholders (as holders of Class B Multiple Voting Shares) and the Fund, the H. Gregory Chamandy Family Trust, the Glenn J. Chamandy Family Trust, the Shirley Chamandy Family Trust and the Tisch Family Trust (as holders of Class A Subordinate Voting Shares) (collectively, the "Holders") are parties to a registration rights agreement with Gildan pursuant to which they each have the right, subject to certain conditions, to require us to register the Class A Subordinate Voting Shares or the Class B Multiple Voting Shares (upon their conversion to Class A Subordinate Voting Shares), as the case may be, held by them under the United States Securities Act of 1933, as amended (the "Securities Act"). Pursuant to the registration rights agreement, the Holders are granted an unlimited number of demand and piggy-back registration rights, except that no demand registration may be effected within one year after any other demand registration. We have agreed to pay all expenses incurred in connection with all piggy-back registrations and with the first five demand registrations, and will share expenses ratably with the Holders in connection with any additional demand registrations. The registration rights agreement provides for indemnities between us and the Holders for certain liabilities arising under the Securities Act.

  C — Exchange Controls

        There are currently no laws, decrees or regulations in Canada imposing restrictions on the import or export of capital or that affect remittances of dividends on our Class A Subordinate Voting Shares.

        Except as provided in the Investment Canada Act (Canada) (the "Investment Act"), there are no limitations under the laws of Canada or in our constating documents with respect to the right of foreigners to hold and/or vote the Class A Subordinate Voting Shares.

        The Investment Act requires a non-Canadian making an investment to acquire control, directly or indirectly, of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Director of Investments, the federal government official responsible for the administration of the Investment Act. As a result of the Canada-United States Free Trade Agreement, the Investment Act was amended to provide distinct threshold levels for citizens of the United States who acquire control of a Canadian business. With the implementation of NAFTA, Mexico was accorded the same treatment as the United States and, in 1994, in implementing the agreements establishing the World Trade Organization, Canada extended the distinct threshold levels to investors from all members of the World Trade Organization.

        A Canadian business is defined in the Investment Act as a business carried on in Canada that has a place of business in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the business, and assets in Canada used in carrying on the business.

        For the purpose of the Investment Act, direct acquisition of control means a purchase of a majority of the voting interests in a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but of one-third or more of the voting shares of a corporation is presumed to be an acquisition of control, unless it can be established that the corporation is not in fact controlled by the acquirer through the ownership of voting shares. In the context of a corporation, three methods of acquiring control of a Canadian business are basically regulated by the Investment Act: (i) the acquisition of all or substantially all of the assets used in carrying on a Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on a Canadian business; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on a Canadian business.

        A foreign investment will be reviewable under the Investment Act only if the value of the assets of the Canadian business being acquired is $5 million or more in the case of a "direct" acquisition (or where the Canadian assets acquired constitute more than 50% of the value of all entities acquired) or $50 million or more in the case of an "indirect" acquisition. When an investment is subject to review, it can only be implemented if found to be of net benefit to Canada.

        These threshold levels, however, have been increased for the purposes of the acquisition of Canadian businesses by investors from countries which are members of the World Trade Organization, including citizens of the United States, or member-controlled companies. A direct acquisition by a World Trade Organization investor is reviewable only if it involves the direct acquisition of a Canadian business with assets of, in 2002, $218 million or more (this figure is adjusted annually to reflect inflation). Indirect acquisitions by World Trade Organization investors are not reviewable, regardless of the size of the Canadian business acquired, unless the Canadian assets acquired constitute more than 50% of the value of all entities acquired, in which case the $218 million threshold applies. The definition of a World Trade Organization investor applies to individuals, governments, World Trade Organization investor-controlled entities and companies. A foreign company will be World Trade Organization investor-controlled if the majority of its voting interests are ultimately owned by nationals of a country member of the World Trade Organization.

        These increased thresholds do not apply to acquisitions of Canadian businesses engaged in certain sensitive areas such as uranium production, financial services, transportation services or cultural businesses (such as radio, television, cable and satellite services, and the publication, distribution or sale of books, newspapers, periodicals, films, music recordings or videos). Foreign investments in those sensitive areas are all subject to review and approval by Investment Canada under the Investment Act, regardless of the size of the investment.

        However, even if the thresholds are not met and a transaction is not reviewable by the Director of Investments, a non-Canadian must still give notice to Investment Canada of the acquisition of a Canadian business within 30 days after its completion, for informational purposes.

  D — Taxation

        The following discussion is a summary of the material Canadian federal income tax consequences of the ownership and disposition of Class A Subordinate Voting Shares by U.S. Holders, as defined below. This summary takes into account the current provisions of the Income Tax Act (Canada) (the "Tax Act"), the regulations thereunder, all specific proposals to amend the Tax Act publicly announced prior to the date of this annual information form, the Convention between Canada and the United States with respect to taxes on income and on capital (the "Convention") and the current published administrative practices and policies of Canada Customs and Revenue Agency. It assumes that all proposals to amend the Tax Act will be enacted in their present form and otherwise does not take into account or anticipate changes in the law, whether by way of judicial decision or legislative action nor does it take into account provincial, territorial or foreign tax legislation or considerations. This summary is generally applicable to a person who acquires the Class A Subordinate Voting Shares and who (i) throughout the period during which the purchaser owns the Class A Subordinate Voting Shares, is not resident in Canada for the purposes of the Tax Act and is a resident of the United States for the purposes of the Convention, (ii) holds the Class A Subordinate Voting Shares as capital property for the purposes of the Tax Act, and (iii) does not use or hold, and is not deemed for the purposes of the Tax Act to use or hold, such Class A Subordinate Voting Shares in, or in the course of, carrying on a business in Canada (a "U.S. Holder"). The Class A Subordinate Voting Shares will generally be considered to be capital property to a U.S. Holder unless either the U.S. Holder holds those shares in the course of carrying on a business or the U.S. Holder has acquired those shares in one or more transactions considered to be an adventure in the nature of trade.

        The following discussion is intended to be a general description of the Canadian federal income tax considerations material to an investment in the Class A Subordinate Voting Shares and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective investors, and no opinion or representation with respect to the income tax consequences to any such prospective investor is made. The discussion does not deal with all possible tax consequences relating to an investment in the Class A Subordinate Voting Shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, provincial, local and other national (e.g., non-United States, non-Canadian) tax laws. Accordingly, a holder of Class A Subordinate Voting Shares should consult its own tax advisors regarding the particular tax consequences to it of the holding of the Class A Subordinate Voting Shares.

Taxation of Dividends

        Dividends paid or credited (or deemed to be paid or credited) by Gildan to a U.S. Holder that beneficially owns such dividends generally would be subject to Canadian withholding tax at the rate of (i) 15% of the gross amount of such dividends, or (ii) where the U.S. Holder is a company that owns at least 10% of our voting stock, 5% of the gross amount of such dividends. Such withholding tax would be withheld at source by Gildan on any such dividends paid or credited (or deemed to be paid or credited) to a U.S. Holder. We would assume responsibility to remit the amount withheld at source to the Canadian tax authorities.

        A U.S. Holder, which is a trust company, organization or other arrangement generally exempt from income taxation in the United States in a given taxable year and operated exclusively either (i) to administer or provide pension, retirement or employee benefits or (ii) to earn income for the benefit of an organization referred to in (i) shall not be subject to Canadian withholding tax on dividends paid or credited (or deemed to be paid or credited) by us in such year unless such U.S. Holder is related to us or receives such dividends in the course of carrying on a trade or business.

Taxation of Sale or Other Disposition

        A U.S. Holder will not be subject to tax under the Tax Act on any gain in respect of the disposition or deemed disposition of Class A Subordinate Voting Shares unless those Class A Subordinate Voting Shares constitute "taxable Canadian property" as defined in the Tax Act for such holder. The Class A Subordinate Voting Shares generally will not constitute taxable Canadian property to a U.S. Holder unless the U.S. Holder, persons with whom the U.S. Holder does not deal at arm's length, or the U.S. Holder and such persons collectively own or have at any time within the five year period immediately prior to the disposition collectively owned, 25% or more of our issued shares of any class or series, including rights to acquire shares. Even if the Class A Subordinate Voting Shares are taxable Canadian property to a U.S. Holder, gains derived by a U.S. Holder from the disposition of Class A Subordinate Voting Shares will not be taxable in Canada under the Convention unless the value of the Class A Subordinate Voting Shares is derived principally from real property situated in Canada. We believe that the value of our Class A Subordinate Voting Shares is not currently derived principally from real property situated in Canada and we do not expect this to change in the foreseeable future.

Other Canadian Taxes

        No other taxes on income or capital are payable by U.S. Holders in respect of the Class A Subordinate Voting Shares or the dividends thereon.

  E — Controls and Procedures

        Evaluation of disclosure controls and procedures.    The Corporation's Chairman of the Board and Chief Executive Officer and the Executive Vice-President, Finance and Chief Financial Officer, after evaluating the effectiveness of the Corporation's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of February 4, 2003, have concluded that, as of such date, the Corporation's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Corporation's and its consolidated subsidiaries would be made known to them by others within those entities.

        Changes in internal controls.    There were no significant changes in the Corporation's internal controls or in other factors that could significantly affect the Corporation's internal controls subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses in the Corporation's internal controls. As a result, no corrective actions were required or undertaken.

  F — Additional Information

        Additional information is contained in our 2002 Notice of Annual Meeting of Shareholders and Management Proxy Circular. Also, additional financial information is provided in the consolidated audited financial statements of Gildan for the year ended September 29, 2002.

        In addition, the following documents may be obtained, upon request, from the Secretary of Gildan:

  (a)
  when the securities of Gildan are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

  (i)
  one copy of the Annual Information Form of Gildan, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form,

  (ii)
  one copy of the comparative financial statements of Gildan for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of Gildan that have been filed, if any, for any period after the end of its most recently completed financial year,

  (iii)
  one copy of Gildan's management proxy circular in respect of its most recent annual meeting of shareholders that involved the election of directors, and

  (iv)
  one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii), or

  (b)
  at any other time, one copy of any documents referred to in clauses (a)(i), (ii) and (iii).

        We reserve the right to request a fee for the transmission of the information set forth above, except if the request is made by a shareholder of Gildan or during the course of a distribution of our securities by means of a prospectus. In such cases, the transmission of information will be made free of charge.

        The documents mentioned above are available from the Secretary of Gildan at the following address:

        725 Montée de Liesse
        Montreal, Québec
        H4T 1P5

        Telephone: (514) 735-2023

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.    Undertaking

        Gildan Activewear Inc. (the "Registrant") undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission ("SEC"), and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.    Consent to Service of Process

        The Registrant has previously filed with the SEC a written irrevocable consent and power of attorney on Form F-X in connection with the Class A Subordinate Voting Shares.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

        DATED: February 13, 2003

GILDAN ACTIVEWEAR INC.
By:	/s/ FRANÇOIS D. RAMSAY
	Name:	François D. Ramsay
	Title:	Vice-President, General Counsel and Corporate Secretary

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

        I, H. Greg Chamandy, principal executive officer of Gildan Activewear Inc., certify that:

1.
I have reviewed this annual report on Form 40-F of Gildan Activewear Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 13, 2003	By:	/s/ H. GREG CHAMANDY H. Greg Chamandy Chairman of the Board and Chief Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

        I, Laurence G. Sellyn, principal financial officer of Gildan Activewear Inc., certify that:

1.
I have reviewed this annual report on Form 40-F of Gildan Activewear Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 13, 2003	By:	/s/ LAURENCE G. SELLYN Laurence G. Sellyn Executive Vice-President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
1	Audited comparative consolidated financial statements of the Registrant as at and for the year ended September 29, 2002
2	Management's Discussion and Analysis of the Registrant for the year ended September 29, 2002
3	Consent of KPMG

QuickLinks

TABLE OF CONTENTS TO ANNUAL INFORMATION FORM
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
EXHIBIT INDEX