Form 40-F
GILDAN ACTIVEWEAR INC
filed 2004-02-23
CIK 1061894

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

| |	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
| Ö |	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: October 5, 2003	Commission File number: 01-14830

GILDAN ACTIVEWEAR INC.
(Exact name of registrant as specified in its charter)

Québec, Canada
(Province or other jurisdiction of incorporation or organization)

2200, 2250, 2300
(Primary standard industrial classification code number, if applicable)

Not Applicable
(I.R.S. employer identification number, if applicable)

725 Montée de Liesse, Montréal, Québec, Canada H4T 1P5, (514) 735-2023
(Address and telephone number of registrant’s principal executive office)

Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715, (302) 738-6680
(Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Subordinate Voting Shares,	The New York Stock Exchange
without par value	The Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

For annual reports, indicate by check mark the information filed with this form:

| Ö | Annual Information Form	| Ö | Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A Subordinate	Class B MultipleVoting
Voting Shares: 23,425,966	Shares: 6,094,000

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes | |	No | Ö |

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the preceding  12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes | Ö |	No | |

GILDAN ACTIVEWEAR INC.

ANNUAL INFORMATION FORM

for the year ended October 5, 2003

February 20, 2004

GILDAN ACTIVEWEAR INC.

          Except as otherwise indicated, the information contained herein is given as of January 31, 2004, and all dollar amounts set forth herein are expressed in Canadian dollars.

          In this annual information form, "Gildan", the "Corporation", or the words "we", "our" and "us" refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

          The information appearing in the relevant extracts of the documents listed below is incorporated herein by reference:

          — 2003 Annual Report; and

          — 2003 Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular (the “Circular”).

           This Annual Information Form contains certain forward-looking statements, which are based on Gildan’s current expectations, estimates, projections and assumptions and were made by Gildan in light of its experience and its perception of historical trends. All statements that address expectations or projections about the future, including statements about Gildan’s strategy for growth, commodity prices, costs, operating or financial results, are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “plans”, “intends”, “believes”, “projects”, “could” and similar expressions. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions. Gildan’s actual results may differ materially from those expressed or implied by its forward-looking statements as a result of known and unknown risks, uncertainties and other factors.

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

           On February 5, 2004, Gildan amended its Articles in order to provide for the possibility of holding annual meetings of shareholders at places outside Canada and to change the province or territory in Canada where the registered office is to be situated from “Montreal Urban Community (Province of Québec)” to “Province of Québec”.

           Our principal executive offices are located at 725 Montée de Liesse, Montreal, Québec, Canada H4T 1P5, and our telephone number at that address is (514) 735-2023.

           B  —  Intercorporate Relationships

            We have eighteen directly or indirectly wholly-owned subsidiaries:

•

Gildan Activewear SRL, a Barbados corporation, which is responsible for all of our non-Canadian sales and related activities, such as contract manufacturing, warehousing, distribution, marketing and customer service;

•	Gildan Activewear Properties (BVI) Inc., a British Virgin Islands corporation, which owns the facility in Barbados that houses the executive offices of Gildan Activewear SRL;

•	Gildan Activewear (Central America) Inc., a Barbados corporation, which is the holding company for Gildan Activewear El Progreso, S.A., Gildan Activewear San José, S.A., Gildan Activewear San Miguel, S.A., Gildan Activewear (Clercine), S.A. and Gildan Activewear (San Marcos), S.A.;

•	Gildan Activewear El Progreso, S.A., a Honduran corporation, which operates a sewing facility in Honduras;

•	Gildan Activewear San José, S.A., a Honduran corporation, which operates a second sewing facility in Honduras;

•	Gildan Activewear San Miguel, S.A., a Honduran corporation, which operates a third sewing facility in Honduras;

•	Gildan Activewear (Clercine), S.A., a Haitian corporation, which operates a sewing facility in Haiti;

•	Gildan Activewear (San Marcos), S.A., a Nicaraguan corporation, which will operate a sewing facility in Nicaragua;

•	Gildan Activewear (US Holdings) Inc., a Florida Corporation, which owns 50% of Cedartown Manufacturing LLC;

•	Gildan Activewear (Mexico) Inc., a Barbados corporation, which is the holding company for Gildan Activewear Castaños, S. de R.L. de C.V.;

•	Gildan Activewear Castaños, S. de R.L. de C.V., a Mexican corporation, which operates two sewing facilities in Mexico;

•	Gildan Activewear Malone, Inc., a New York corporation, which operates a cutting facility in Bombay, New York;

•	Gildan Activewear Honduras Textiles Company, S.A. (Hontex), a Honduran corporation, which operates our integrated textile facility in Rio Nance, Honduras;

•	Gildan Activewear Distribution Inc., a Barbados corporation, which is the holding company for Gildan Activewear (UK) Limited and Gildan Activewear (Eden), Inc.;

•	Gildan Activewear (UK) Limited, a UK corporation, which is responsible for sales and distribution for our European and Asia/Pacific markets;

•	Gildan Activewear (Eden), Inc., a North Carolina corporation, which operates our Eden, North Carolina distribution facility;

•	Gildan Activewear Dominican Republic Textile Company Inc., a Barbados corporation, which will operate our new integrated textile facility in the Dominican Republic; and

•	Gildan Activewear Properties (Dominican Republic) Inc., a Barbados corporation, which owns the real estate where our new integrated textile facility will be located in the Dominican Republic.

           In addition, we announced on November 11, 2003 that we had formed a joint venture company with Frontier Spinning Mills, Inc., a major U.S. yarn manufacturer (“Frontier”). This new company, called Cedartown Manufacturing, LLC, a Delaware limited liability company, operates a yarn spinning facility in Cedartown, Georgia. Gildan and Frontier each own a 50% voting and equity interest in Cedartown Manufacturing, LLC.

ITEM 3 — GENERAL DEVELOPMENT OF THE BUSINESS

           A — Three Year History

           Over the past three fiscal years, we have continued the expansion of our manufacturing capacity and invested in the acquisition of modern, automated equipment for all aspects of our manufacturing process to maximize production and achieve high efficiency rates, while also continuing to vertically integrate our operations. In this context, we have spent approximately $187 million in the last three fiscal years on such improvements. For changes in our business that are expected to occur during fiscal 2004, see “Item 4 – Business Overview – Growth Strategy.”

Yarn Spinning

           In fiscal 2001, we invested an aggregate amount of $8.6 million in a yarn spinning plant in Long Sault, Ontario which we acquired in June 2001. We invested an additional $22.1 million in new equipment for this facility in fiscal 2002 and a further $8.6 million in fiscal 2003. In fiscal 2002, we purchased a second yarn spinning plant in Montreal, Québec for an aggregate cost of $12.8 million. We invested an additional $4.3 million in new equipment for this facility in fiscal 2003. The two Canadian plants provided virtually all of the commodity yarn requirements of the Canadian textile manufacturing facilities during fiscal 2003.

           On November 11, 2003, we announced that we had formed a 50%/50% owned joint venture company with Frontier, and that the new joint venture company had acquired all of the assets of an existing yarn spinning facility located in Cedartown, Georgia. The total cost of the equipment and real estate for the Cedartown acquisition, including Frontier’s 50% share of the investment, amounted to U.S. $12.5 million.

Textile Manufacturing

           In fiscal 2001, we began the construction of our world class knitting, bleaching, dyeing, finishing and cutting facility in Rio Nance, Honduras, where we had invested an aggregate amount of $7.2 million by the end of fiscal 2001. We invested a further $24 million in fiscal 2002 and an additional $31.7 million in fiscal 2003. The site is strategically located within our Central American regional manufacturing hub. Production began at this new facility during the last quarter of fiscal 2002 and successfully ramped-up during fiscal 2003. We anticipate spending an additional amount of approximately $27.1 million in fiscal 2004, which would bring the overall cost of the Rio Nance facility to $90 million.

           In fiscal 2001, we spent $13.2 million to purchase our knitting facility in Montreal, Québec and to modernize it as well as our dyeing and finishing facilities, mostly in Valleyfield, Québec. See “Item 9 – Additional Information – Related Party Transaction – Purchase of Ville Saint-Laurent Facility”.

Sewing

           In fiscal 2001, we spent $7.5 million in sewing equipment and completed the construction of our sewing facility in Castaños, Mexico, which began production in February 2001. During fiscal 2003, we began production in a new sewing facility located in Port-au-Prince, Haiti. We spent $3.1 in new equipment for this facility in fiscal 2003.

           In May 2003, we closed our Montreal sewing plant, which at the time provided approximately 2% of our overall sewing requirements, as this plant was no longer cost competitive or economically viable in relation to a global competitive environment.

Distribution

           In fiscal 2001, we invested approximately $10 million to complete the construction of our distribution center located in Eden, North Carolina, which opened in January 2001.

           In April and November 2003 and January 2004 respectively, we opened three new distribution centers in Bletchley, United Kingdom, Brisbane, Australia and Meer, Belgium, through third party agreements.

           B  —  Significant Acquisitions and Significant Dispositions

           For a discussion of Gildan’s significant acquisitions, reference is made to “Item 3 – General Development of the Business – Three Year History”.

           C  —  Trends

           For an outline of inherent risks and uncertainties associated with our business, reference is made to (i) the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 26 to 34 of our 2003 Annual Report, which is incorporated herein by reference and (ii) “Item 4 – Narrative Description of the Business – Risk Factors” of this annual information form.

ITEM 4 — NARRATIVE DESCRIPTION OF THE BUSINESS

           A  — Business Overview

           We are a rapidly growing, vertically-integrated manufacturer and marketer of premium quality basic activewear for sale principally into the wholesale imprinted activewear market in the Canadian, United States, European and other international apparel markets. Until fiscal 2000, our sales were exclusively in Canada and in the United States. During the past four years we established a strong base for future growth in Europe, where, as of January 31, 2004, we have set up a network of 37 distributors in 19 countries. We have also recently entered the Australian market, where we opened a new distribution center operated by a third party in November 2003. We manufacture and sell premium quality 100% cotton T-shirts and 50% cotton/50% polyester T-shirts, placket collar sport shirts and premium quality fleece products in a variety of weights, sizes, colors and styles. We sell our products as “blanks”, which are ultimately decorated with designs and logos for sale to customers.

           Over the past several years, we have significantly increased our sales and earnings. From fiscal 1993 through fiscal 2003, our sales grew from $30.9 million to $630.1 million, representing a compounded annual growth rate of 35.2%.

           Our sales growth was supported by the continuing expansion of our manufacturing capacity. In fiscal 2003, our sales increased to 22.6 million dozen, compared with 19.4 million dozen in the previous fiscal year. Moreover, we are expanding our capacity to accommodate annual production of 40 million dozen by 2008, principally through the development of a second integrated regional manufacturing hub in the Dominican Republic and in Haiti. The Corporation has acquired sufficient land to implement further major capacity expansion in the Dominican Republic, in order to have additional capacity in place by the end of 2008. All of our new capacity is being added at the low end of the cost curve, reflecting our commitment to grow using the latest state-of-the-art manufacturing technology. Our mission is to constantly reinforce our position as the low-cost producer and leading marketer of premium quality basic activewear in all the geographical markets which we serve.

Operating Strategy

           We believe that our focus on low-cost manufacturing, our distributor relationships and our reputation for premium quality are the reasons we have been able to rapidly increase our market presence and establish our market leadership in the imprinted sportswear market. We attribute our strong operating performance to our strategy, which is composed of the following principal components:

           Emphasis on Premium Quality Products.  We offer our products in a wide variety of weights, sizes, colors and styles. All of our products are made with pre-shrunk fabric, feature premium details such as topstitched seamless collars and double stitched hems, and are quarter-turned to eliminate the center crease. To ensure the premium quality of our products, we apply stringent quality control procedures at all stages of the production process, both at our facilities and those of our contractors.

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

•
expanding our capacity through the development of integrated regional hubs in the Caribbean Basin, Central America and Mexico, where we benefit from strategic locations, favorable international trade agreements, excellent infrastructure and a qualified, cost-efficient labor force; and

•	focusing on producing a narrow range of basic product-lines in high-volume, which allows us to maximize production efficiencies.

           Controlled Distribution to the Wholesale Channel.  We limit the number and monitor the quality of our wholesale distributors, which comprise the largest component of our customer base. We believe that our focused strategy enables us to:

•	foster strong customer loyalty among our distributors and decorators;

•	establish influence over the marketing and orderly distribution of our products;

•	effectively plan and manage production; and

•	closely monitor fluctuations in demand.

           Modern, Vertically-Integrated Operations.  We knit, dye, cut and finish our products at our own facilities. We also produce yarn which we use in the manufacturing of our products. We believe that our modern, vertically-integrated operations, which have been designed and developed to support our operating strategy, provide us with the flexibility and efficiency to meet our customers’ needs. We intend to continue to acquire modern, automated equipment for all aspects of our manufacturing process to maximize productivity and achieve high efficiency rates. The continuous re-investment in our manufacturing facilities enables us to add capacity, reduce manufacturing costs as well as monitor quality at all stages of the production process, thus enabling us to maximize profit margins. During fiscal 2003, we continued the successful ramp-up of our world-class integrated textile facility in Rio Nance, Honduras. The site is strategically located within our Central American regional manufacturing hub, which allows us to leverage our existing manufacturing infrastructure and also reduce transportation costs. In addition, on November 11, 2003, we announced that we had formed a 50%/50% owned joint venture company with Frontier, and that the new joint venture company had acquired all of the assets of an existing yarn spinning facility located in Cedartown, Georgia.

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

Growth Strategy

           We have a comprehensive long-term strategy to meet our stated objective of achieving 15-20% average annual growth in earnings per share. The main elements of this strategy are:

•	Expanding our Central American regional manufacturing hub:

           Gildan plans during fiscal 2004 to further expand its Central American manufacturing hub. We intend to increase the production capacity of the Rio Nance facility, as well as start a new sewing plant in Nicaragua, for a combined capital investment of approximately U.S. $15 million.

•	Developing a second vertically-integrated offshore regional manufacturing hub in the Dominican Republic and Haiti to add further low-cost offshore manufacturing capacity:

           We have purchased an 18.8 million square foot tract of land in the Dominican Republic on which we plan to construct a state-of-the-art knitting, bleaching and cutting facility. The land purchased by Gildan is large enough to accommodate an anticipated further major capacity addition on the same site. The fabric manufactured will be sewn both in the Dominican Republic and in Haiti, where Gildan already operates an integrated sewing plant and has established relationships with external contractors.

           Using the experience and template of the Rio Nance facility recently constructed in Honduras, Gildan plans to complete the construction of the first Dominican Republic facility by the end of calendar 2004 and ramp–up to full capacity in fiscal 2006. The scale of the new textile facility in the Dominican Republic will be comparable to that of the Rio Nance facility, and the overall Dominican Republic/Haiti integrated manufacturing hub will be based on the successful model of Gildan’s integrated textile and sewing operations in Honduras. The total capital cost of the first Dominican Republic facility is estimated to be in the order of U.S. $60 million, to be spent primarily in fiscal 2004 and 2005.

           The new capacity in the Dominican Republic/Haiti and Honduras/Nicaragua is expected to be utilized primarily to support Gildan’s continuing sales growth and market share targets in its existing products and its existing market channels, as well as to further reduce its overall manufacturing cost structure.

           We anticipate that our projected organic unit sales growth for our existing products in our existing geographical markets and existing primary market channels will result in unit volume growth over the next 5 years to annual sales in excess of 35 million dozen, an increase of more than 50% over fiscal 2003. Our main focus during this period will be to achieve our market share targets and optimize our overall cost structure in the wholesale imprinted sportswear market. Other incremental growth opportunities in this market include leveraging the Dominican Republic/Haiti hub to drive penetration of new geographical markets, in particular the Asia/Pacific market, and further developing Gildan’s private label programs for imprinted sportswear brands, which we have already begun on an opportunistic basis.

•	Expanding into the retail channel:

           As we continue to bring on further major new capacity additions subsequent to the first Dominican Republic facility, we believe that the extension of our wholesale brand into the retail channel of distribution will represent the most attractive long-term strategy to leverage our existing manufacturing strengths and core competencies, ensure our continuing long-term growth and strategic development, and ultimately create maximum value for our shareholders. Over the next 5 years, we plan to manage our entry into retail markets in a conservative and gradual manner with the capacity that we have available, and build a solid base from which to drive significant long-term penetration.

Industry Overview

           We focus principally on sales of T-shirts, placket collar sport shirts and fleece products in “blank” form, to the wholesale imprinted activewear market. “Imprinted” activewear is typically decorated with a screenprint or embroidered with a logo, design or character before it reaches the customer. Imprinted activewear is either branded or private label.

Branded products reach consumers carrying the manufacturer’s label, whereas products sold on a private label basis reach consumers carrying the brand name of the customer.

           We believe that growth in the imprinted activewear market has been driven by several trends such as the following:

•	consumer preference for casual attire and emphasis on physical fitness;

•	continued evolution of the entertainment/sports licensing and merchandising businesses;

•	a greater use and acceptance of casual dress in the workplace;

•	the growing use of activewear for uniform applications;

•	a growing consumer preference for apparel with a relaxed feel and look; and

•	continued increases in tourism applications of activewear products.

           Furthermore, significant improvements in activewear apparel, ranging from enhanced product characteristics, such as pre-shrunk fabrics, improved fabric weight, blends and construction, to increased product variety, including new sizes, colors and styles, have enhanced consumer appeal. We believe these trends will continue to generate demand for activewear products for the foreseeable future.

           However, after a period of sustained growth, industry unit sales of T-shirts through the U.S. distribution channel, as reflected in the S.T.A.R.S. report by ACNielsen Market Decisions, declined by 3.4% in calendar 2001 mainly due to a fall-off in corporate promotional spending due to the downturn in the overall economy. Industry shipments recovered slightly in calendar 2002 and grew by 8.5% in calendar 2003. Shipments of sport shirts have remained weak due to the downturn in corporate promotional spending.

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

Products

           Gildan’s product offering focuses on core basic activewear styles, sold in a variety of fabrics, weights and colors. Silhouettes include basic t-shirts, long sleeve t-shirts, tank tops, pocket t-shirts, basic sport shirts, pocketed sport shirts, crewneck sweatshirts, hooded sweatshirts and sweatpants. Each product category is serviced by various labels (each indicative of a specific quality level or fabric type) such a Ultra Cotton™, Heavy Cotton™ and Ultra Blend™. We offer 100% cotton as well as 50% cotton/50% polyester products.

T-shirts

           T-shirts represented approximately 80.7% of our sales in fiscal 2003 and 83.5% in fiscal 2002. Our primary T-shirt offerings are the Gildan Activewear Ultra Cotton™ T-shirt (6.1 oz. per sq. yd.), the Gildan Activewear Heavyweight Cotton™ T-shirt (5.4 oz. per sq. yd.) and the Gildan Activewear Ultra Blend™ T-shirt (5.6 oz. per sq. yd.). Each of these T-shirt lines incorporates styles with enhanced features such as double stitched necklines, seamless collars, taped neck and shoulders, quarter-turned bodies and superior knit surfaces to enhance printability of the fabrics. A variety of styles complement the basic adult t-shirt styles within each label offering.

Fleece Products

           In fiscal 2003 and in fiscal 2002, 10.1% and 8.7% of our sales, respectively, were derived from the sale of fleece products. In an effort to increase the value to end customers, Gildan has increased the fabric weights of its 50/50 Ultra Blend fleece collection to 8.5 oz per sq. yd., expanded the color palettes within each of the label offerings, Ultra Cotton (80% cotton 20% polyester in 9.0 oz per sq. yd. fabric), Ultra Blend (50% cotton/50% polyester in 8.5oz per sq. yd. fabric) and added a new Youth Hooded sweatshirt.

Placket Collar Sport Shirts

           In fiscal 2003 and fiscal 2002, placket collar sport shirts represented approximately 9.2% and 7.8% of our sales, respectively. We produce placket collar sport shirts in a variety of weights, sizes, colors and styles, with or without a pocket. Our placket collar sport shirts include the Gildan Activewear Ultra Cotton™ Sport Shirt (6.1 oz. per sq. yd.) in jersey fabric, the 50% cotton/50% polyester Gildan Activewear Ultra Blend™ Sport Shirt (5.6 oz per sq. yd.) in blended jersey fabric, the 50% cotton/50% polyester Gildan Activewear Ultra Blend™ Sport Shirt (6.5 oz per sq. yd.) in piqué fabric, and the Gildan Activewear Ultra Cotton™ Sport Shirt (7.0 oz. per sq. yd.) in piqué fabric. In January 2003, together with the introduction of our Gildan Activewear Ultra Cotton™ Long Sleeve Sport Shirt (7.0 oz. per sq. yd.) in piqué fabric, we introduced four fashion sport shirts, the Gildan Activewear Ultra Cotton™ Fashion Sport Shirt (7.0 oz. per sq. yd.) in piqué fabric featuring fashion collars and cuffs in racing, jacquard, pin stripe and wide stripe styles.

Marketing and Sales

           We market our products directly to our customers through our sales force. We do not maintain regional sales offices; instead, our sales personnel work from home. Our small sales force is trained to manage relationships with a limited number of regional wholesale distributors allowing us to incur lower selling expenses than many of our major competitors. Sales management is divided into two divisions: Canada and International, which is comprised principally of the United States, Europe and Asia/Pacific.

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

Customers

           In fiscal 2003, we sold our products in Canada and internationally, which accounted for 9.3% and 90.7% of total sales, respectively. For a breakdown of the Corporation’s total sales by geographic market for each of the last three financial years, reference is made to Note 14 to the Consolidated Financial Statements of the Corporation included in our 2003 Annual Report, which is incorporated herein by reference. We currently sell our products to approximately 140 customers. Our customer mix is highly diverse. In fiscal 2003, our top two customers accounted for 27.5% of total sales, with the balance of our top ten customers accounting for approximately 33.5% of total sales.

           Approximately 90% of total sales in fiscal 2003 were made through our wholesale distributors. Although we have long-term ongoing relationships with our distributor network, we do not have formal contractual agreements with them whereby they must purchase a minimum quantity of our products. Instead, we meet with these customers at the beginning of each fiscal year to ascertain their projected requirements and then plan our production and marketing strategy accordingly. Our wholesale distributor customers then send purchase orders to us during the course of the fiscal year. Distributors can also utilize a computerized vendor-managed inventory system. Customer projections have historically been reliable indicators of actual orders, and our experience with this practice has been favorable.

Raw Materials

           Cotton and polyester fibers are the main raw materials used in the manufacturing of our products. Cotton is used in the manufacturing of 100% cotton yarn while polyester is added in the manufacturing of 50% cotton/50% polyester blend yarn. Polyester pricing is negotiated on an annual basis, while cotton fiber pricing is fixed in the futures markets.

     On January 1, 2001, we entered into a supply agreement with Frontier. This agreement, as amended, expires on September 30, 2008. It allows us to source any type of yarn originating from the U.S. In November 2003, we announced that we had acquired, through a 50%/50% owned joint venture with Frontier, a yarn spinning facility located in Cedartown, Georgia, which supplies Gildan with 100% cotton U.S. origin yarn. We also operate two yarn spinning facilities located in Long Sault, Ontario and Montreal, Québec.

           The supply agreement with Frontier, the jointly owned Cedartown facility and our two Canadian facilities provide us with 100% of our commodity yarn requirements of Gildan.

           We also purchase chemicals, dyestuffs and trims through a variety of suppliers. These products have historically been available in sufficient supply.

Quality Control

           Our quality control team has adopted strict standards and procedures to ensure the quality of our products. This team enforces plant-specific quality control standards at the facilities we own and monitors quality control at the facilities run by offshore contractors. As a result of our quality control team’s efforts, we have not experienced any significant quality claims from our customers or end-users.

Management Information Systems

           We have invested in information technology as a tool to:

•	prepare financial analysis and reporting to allow us to reduce overall costs;

•	enhance the efficiency of our garment design and manufacturing; and

•	support the sale and distribution of our products to our customers.

           Our production software processes customer orders and monitors production throughout our supply chain, from spinning to sewing and during packaging and distribution. We believe that our information technology has been effective in meeting our needs. By the end of fiscal 2002, we had completed the implementation of the sales management and distribution modules of our new Enterprise Resource Planning (“ERP”) system in all locations where we operate. In fiscal 2003, we introduced a business to business e-commerce application with customers, including a full vendor-managed inventory module. In addition, the cutting and sewing processes have been integrated into the manufacturing module. During the first quarter of fiscal 2004, we completed the integration of our offshore knitting operations into the manufacturing module. These new systems will provide an integrated tool to monitor and analyze all aspects of our business and will support our planned growth.

Seasonality

           The activewear business is seasonal. Our percentage sales breakdown by quarter for fiscal 2003 was as follows: 16.2% for the first quarter, 27.5% for the second quarter, 32.4% for the third quarter and 23.9% for the fourth quarter. This trend is consistent with the prior fiscal year. We meet with our customers at the beginning of each fiscal year to ascertain their projected requirements and then plan our production and marketing strategy accordingly. Based on these discussions, we produce and store finished goods inventory in order to meet the expected demand for delivery in the second half of the fiscal year. However, if after producing and storing inventory in anticipation of third and fourth quarter deliveries, demand is significantly less than expected, a risk inherent in our b usiness is that we may be required to hold inventory for an extended period of time at our expense, or sell the excess inventory at reduced prices, thereby reducing profits.

Competition

           The wholesale imprinted activewear segment of the North American apparel market in which we compete includes a number of significant competitors. Our primary competitors are the major U.S.-based manufacturers of basic branded activewear for the wholesale and retail channels. These manufacturers include the Hanes and Outer Banks divisions of Sara Lee Corporation, the Jerzees division of Russell Corporation, Fruit of the Loom, Inc., a wholly owned subsidiary of Berkshire Hathaway, Inc. (“Fruit of the Loom”) and Anvil Knitwear, Inc.

           We compete primarily on the basis of quality and price. We produce only premium quality products. We are able to price our products competitively because of our success in maintaining low production and operating costs. We accomplish this by:

•	increasing capacity by investing in strategically-located modern, automated equipment and facilities;

•	expanding and modernizing vertically-integrated yarn spinning operations;

•

expanding our capacity through the development of integrated regional hubs in the Caribbean Basin, Central America and Mexico, where we benefit from strategic locations, favorable international trade agreements, excellent infrastructure and a qualified, cost-efficient labor force; and

•	focusing on producing a narrow range of basic product-lines in high-volume, which allows us to maximize production efficiencies.

           Our market share in the U.S. wholesale distribution market was 28.9% in the overall T-shirt category, 19.7% in the sport shirt category and 13.9% in the sweatshirt category at the end of fiscal 2003. All U.S. market share data is based on the S.T.A.R.S. Report produced by ACNielsen Market Decisions.

           Our ability to remain competitive in the areas of quality, price, marketing, product development, manufacturing, distribution and order processing will, in large part, determine our future success. Changes in the regulatory environment affecting the textile and apparel industries may also affect the competitive pressures facing us. See “Item 4 —Trade Regulatory Environment”.

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

World Trade Organization

           In 1995, the World Trade Organization (“WTO”) implemented the Agreement on Textiles and Clothing, requiring importing countries, including Canada, the United States and countries in Western Europe to eliminate quotas on imports of textiles and apparel from WTO member exporting countries by 2005. China became a member of the WTO on January 1, 2002 and enjoys the full benefit of the elimination of textile quotas, except that China’s WTO accession agreement allows importing countries to impose limited quotas on its exports in cases of market disruption. The elimination of quotas at the end of 2004 could have a material adverse effect on us as a result of increased competition with products from China and other co untries with low labor costs. See “Item 4 – Narrative Description of the Business — Risk Factors —The Elimination of Quotas May Lead to Increased Competition “.

           The WTO also obtained commitments from all WTO members to reduce tariffs over a ten-year period. The United States’ tariff reductions in the textile and apparel sector have been very small, and textiles and apparel remain one of the most highly tariff protected U.S. industries.

NAFTA

           The North America Free Trade Agreement (“NAFTA”) was implemented in 1994. This agreement established a free trade area among Canada, the United States and Mexico. None of the benefits of NAFTA apply to our goods sewn outside of the three NAFTA countries and exported to the United States or Canada for distribution.

           All NAFTA originating merchandise was removed from quota upon implementation in 1994. Subject to certain exceptions and additional criteria, NAFTA generally requires NAFTA originating garments to be made in NAFTA countries from the yarn stage forward. In other words, the yarn must be spun or extruded in a NAFTA country, the fabric must be woven or knitted in a NAFTA country, and the apparel must be cut and assembled in a NAFTA country. Because we knit certain of our fabric in Canada from Canadian and American yarn, our garments sewn in Mexico from this fabric are NAFTA originating and quota free. All NAFTA originating textile and apparel goods traded among the three NAFTA countries are duty and quota free. In addition, textile and apparel g oods produced in NAFTA countries under traditional origin rules are quota free in trade among the NAFTA countries, even if they do not meet NAFTA’s preferential origin rules.

           Non NAFTA originating garments cut and sewn in the NAFTA territory from non NAFTA originating yarn or fabric are entitled to receive NAFTA duty rates up to “tariff preference levels.” A tariff preference level is a quota that allows non NAFTA originating goods to receive the same duty treatment as qualifying goods until that quota level is filled.

Other Trade Agreements and Programs

           NAFTA may be expanded in the future to include other countries. Canada, Mexico and the United States have each implemented separate bilateral free trade agreements with Chile. The United States has also implemented bilateral free trade agreements with Singapore, Israel, and Jordan, and has recently concluded negotiations for a Central America Free Trade Agreement (“CAFTA”), to be presented to Congress for implementation in 2004.

           Since January 1, 2003, textile and apparel products originating from approximately 48 Least Developed countries (“LDCs”) are allowed into Canada duty and quota free under certain rules of origin. Similar legislation has also been introduced by Australia for its domestic market.

           In 2000, the United States extended preferential trade treatment to the Caribbean Basin Initiative, or CBI countries, by enacting the Caribbean Basin Trade Partnership Act (“CBTPA”). The CBTPA eliminates U.S. duty on garments assembled in those countries from fabric wholly formed in the United States from yarn wholly formed in the United States. It also provides duty free treatment for limited quantities of knit garments produced in those countries from yarn wholly formed in the United States.

           Also in 2000, the United States enacted the African Growth and Opportunity Act (“AGOA”), giving sub-Saharan African countries benefits similar to CBTPA. Unlike CBTPA, AGOA provides additional duty free treatment to limited quantities of garments produced in beneficiary countries with regional fabric, and in least developed countries with fabric of any origin. In 2002, the United States enacted the Andean Trade Preference and Drug Eradication Act (“ATPDEA”), giving the Andean countries benefits similar to CBTPA, except that the ATPDEA contains more liberal provisions for limited quantities of garments made in those countries with regional fabric and yarn.

           The changes expected under CAFTA and already in place under CBTPA, AGOA, and ATPDEA tend to disadvantage our Canadian yarn and fabric production, because these programs all require either U.S. or regional inputs but they will benefit our Central American fabric and garment production. We have implemented a manufacturing and distribution plan that permits us to supply an increasing majority of our geographical markets on a duty-free basis.

           Work continues among interested countries on the Free Trade Agreement of the Americas, or FTAA. While the anticipated implementation date has been pushed back beyond 2005, a successful FTAA would open a free trade area among all of the 34 expected participants.

Intellectual Property

           We own several registered trademarks including, among others, “Gildan” in Canada and the United States, the Gildan “logo” in Canada, and “Gildan Activewear” in Canada, the United States and many countries in Europe, Central America, South America and Asia and in Australia. Applications for the registration of a number of other trademarks, including “Gildan Activewear”, are pending in several countries. We have and intend to continue to maintain our trademarks and the relevant registrations, and will actively pursue the registration of trademarks in Canada, the United States and abroad.

Environmental Regulation

           All of our operations are subject to various environmental and occupational health and safety laws and regulations. Because we monitor environmental issues, we believe that we are in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located. We will continue to make expenditures to comply with these requirements, and we do not believe that compliance will have a material adverse effect on our business. As is the case with manufacturers in general, if a release of hazardous substances occurs on or from our properties or any associated offsite disposal locations, or if contamination from prior activities is discovered at any of our properties, we may be held liable. While the amount of such liability could be materi al, we endeavor to conduct our operations in a manner that reduces such risks.

           B  — Property, Plants and Equipment

Textile Operations

           Yarn.  Our Long Sault, Ontario and Montreal, Québec plants provided virtually all of the commodity yarn requirements of the Canadian textile manufacturing facilities during fiscal 2003.

           In November 2003, we announced that we had acquired, through a 50%/50% owned joint venture with Frontier, a yarn spinning facility located in Cedartown, Georgia, which supplies Gildan with 100% cotton U.S. origin yarn.

           Knitting.  We currently conduct knitting operations at our knitting facility in Montreal, Québec. We operate circular and flat knitting machines at this facility, producing jersey, piqué, fleece and ribbing in body-sized fabrics in tubular form using cotton and cotton/polyester yarns. During fiscal 2003, we continued the ramp-up of our knitting operations in our new integrated facility in Rio Nance, Honduras, which benefits from the duty relief provisions established under U.S. trade liberalization legislation. See “Item 4  —  Narrative Description of the Business  —  Business Overview  —  Other Trade Agreements”. We are also planning to conduct knitting operations in the Dominican Republic once the construction of our new integrated textile facility is completed.

           Dyeing and Finishing.  Knitted fabric produced at our facility in Montreal, Québec is batched for bleaching and dyeing and is taken to our dyeing and finishing facilities in Valleyfield, Québec and Montreal, Québec where investments made in those facilities have resulted in a substantial improvement in productivity, and a significant reduction in the percentage of redyes, yield losses and claims with respect to off-shade, unevenness and roping flaws in the fabric. These capital improvements have also been directed to modernize production planning and control. During fiscal 2003, we continued the ramp-up of our bleaching, dyeing and finishing operations for the fabric knitted in our facility in Rio Nance, Honduras.

           We are also planning to conduct bleaching, dyeing and finishing operations in the Dominican Republic once the construction of our new integrated textile facility is completed.

           Cutting.  All of the fabric produced at the Montreal and Valleyfield plants is shipped to our automated cutting facility now located in Bombay, New York. Because certain of our cutting operations are performed in the United States, we are able to take advantage of subheading 9802.00.80 of the United States tariff schedule, which allows us to subtract the value of fabric components cut in the United States from the dutiable value of finished garments sewn outside the United States. The dutiable portion of the garment is assessed with duty at the normal U.S. rates, except for goods sewn in Mexico, which are subject to NAFTA rates. When non-NAFTA garments are first imported into the United States and then sent to Canada, they are subject to Canada’s most favored nation rate of duty, which is currently 20.5%, on their full value, without the benefit of U.S. subheading 9802.00.80. but are eligible for duty drawback on the duty paid into the United States.

           During fiscal 2003, we continued the ramp-up of our cutting operations for fabrics produced in Honduras in our integrated Rio Nance facility, thereby leveraging our existing manufacturing infrastructure and also reducing transportation costs.

           We are also planning to conduct cutting operations in the Dominican Republic once the construction of our new integrated textile facility is completed.

Sewing Operations

           Sewing.  We conduct our sewing operations primarily through our three facilities in Honduras, our two facilities in Mexico and our new facility in Haiti. In addition to these five facilities, we use the sewing services of contractors. These facilities provide us with substantially all of our market sewing assembly requirements. We started operations in our Port-au-Prince, Haiti facility during fiscal 2003 we are planning to start operations in our San Marcos, Nicaragua facility during the third quarter of fiscal 2003.

Distribution Operations

           We distribute our products in the United States out of a 300,000-square foot purpose-built, low-cost distribution center in Eden, North Carolina. This facility maintains our distribution operations close to our customer base and has three times the capacity of our former warehouse in Miami, Florida. Our Canadian customers are serviced from a 60,000-square foot distribution center located in Montreal, Québec. Customers in Europe are serviced from distribution centers operated by third parties in Ghent and Meer, Belgium and Bletchley, United Kingdom. Customers in Australia are serviced from a distribution center operated by a third party in Brisbane, Australia.

Properties

           The following table sets forth the location, use and approximate size of each of our principal properties, and indicates whether it is owned or leased, and if leased, when the lease expires.

Location	Use	Approximate Area in Square Feet	Owned or Leased	Lease Expiration (1)

Montreal, Québec	Executive offices	25,000	Owned	n/a
	Knitting facility	95,000	Owned	n/a
St. Michael, Barbados	Executive offices	20,000	Owned	n/a
Valleyfield, Québec	Dyeing and finishing facility	63,000	Owned	n/a
Montreal, Québec	Dyeing and finishing facility	88,000	Owned	n/a
Bombay, New York	Cutting facility	82,500	Leased	2006
Rio Nance, Honduras	Knitting, dyeing, finishing
	and cutting facility	291,500	Owned	n/a
San Pedro Sula, Honduras	Sewing facility	43,000	Leased	2012
El Progreso, Honduras	Sewing facility	73,000	Leased	2013
Choloma, Honduras	Sewing facility	48,000	Leased	2007
Castaños, Mexico	Sewing facility	71,000	Owned	n/a
San Buenaventura, Mexico	Sewing facility	14,200	Leased	2004
Montreal, Québec	Distribution facility	60,000	Owned	n/a
Eden, North Carolina	Distribution facility	300,000	Owned	n/a
Eden, North Carolina	Distribution facility	139,000	Leased	2005
Montreal, Québec	Yarn Spinning facility	180,000	Owned	n/a
Long Sault, Ontario	Yarn Spinning facility	220,000	Owned	n/a
San Marcos, Nicaragua	Sewing facility	57,136	Leased	2009
Port-au-Prince, Haiti	Sewing facility	66,309	Leased	2010
Cedartown, Georgia	Yarn Spinning facility	198,656	Owned(2)	n/a

__________

(1)	Includes renewals.
(2)	Jointly owned with Frontier.

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

Labor Practices

           We have invested significant time and resources in ensuring that the working conditions in all our facilities meet or exceed the standards imposed by Canadian occupational health and safety laws. We have now obtained WRAP (Worldwide Responsible Apparel Production) certification for all of our sewing plants in Honduras and for our main Mexican facility. To ensure that these employment standards are appropriate, we have worked with the Canadian International Development Agency, a Canadian federal governmental agency, to secure the services of professionals who specialize in social/gender analysis and environmental audits with respect to developing nations. We also contractually obligate any outside contractor to follow prescribed employment policies.

           In November 2003, we also joined the Fair Labor Association (“FLA”) as a Participating Company. The FLA is recognized internationally as one of the most highly respected verification agencies and promotes adherence to international labor standards and improving working conditions.

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

The Effect of Changing International Trade Regulation on our Business is Uncertain

           The textile and apparel industries in both Canada and the United States have historically received a relatively higher degree of trade protection than some other industries. However, this protection is diminishing as a result of the implementation of trade agreements reached in the last ten years. The ultimate effect of the changes in quotas, duties and tariffs on our business is uncertain.

The Elimination of Quotas May Lead to Increased Competition

           In 1995, the Agreement on Textiles and Clothing came into effect, requiring importing countries, including Canada, the United States and countries in Western Europe, to eliminate quotas on imports of textiles and apparel from WTO member exporting countries by 2005. This could result in increased competition from developing countries which have lower labor costs and reliable infrastructures, such as China, India and Pakistan. Increased competition from such countries could adversely affect our business.

           Moreover, since January 2003, Canada has granted duty and quota free access to approximately 48 LDCs, which may result in increased competition from these LDCs in the Canadian textile and apparel markets.

Unanticipated Changes in Tax Laws may Raise our Effective Tax Rate

           Our structure results in our income generated from our international sales being subject to relatively low income tax rates. Our structure is supported by legislation under current domestic laws as well as through the application of income tax treaties between various countries in which we operate. We have taken great care to ensure that our structure is in compliance with all applicable laws and income tax treaties. Also, we conduct annual transfer pricing studies to substantiate the transactions between the Corporation and its various subsidiaries. Any unanticipated changes to the current domestic laws in the countries in which we operate or in the income tax treaties which we currently rely on, or any government taxation authority adopting a position that our structure is not in compliance with applicable laws and income tax treaties, may potentially have a material impact on our effective tax rate for prior, current and future years.

We Rely on a Relatively Small Number of Significant Customers

           We sell our products to approximately 140 customers. In fiscal 2003, our three largest customers, Broder Brothers Co., Inc., Alpha Shirt Holdings, Inc., and The Stardust Corporation, Inc., accounted for 13.9%, 13.6% and 6.2% of sales, respectively, and our top ten customers accounted for 61% of total sales. In September 2003, Alpha Shirt Holdings, Inc. was acquired by Broder Brothers Co., Inc. If any of our significant customers substantially reduces its purchases or ceases to buy from us and we cannot replace that business with sales to other customers on similar terms, our business would be materially adversely affected.

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

We are Subject to Risks of Fluctuations in the Supply and Price of Cotton and Cotton Yarn

           Cotton and polyester fibers are the principal raw materials we use in the manufacture of our products. The price of cotton has fluctuated substantially over the past several years. We generally enter into futures contracts to cover the price of our anticipated cotton requirements for each fiscal year. Consequently, we may not be able to benefit from price decreases which might occur during the given fiscal year, and in the event that we have not sufficiently covered our cotton needs, we will not be protected against price increases.

Currency and Exchange Rate Fluctuations may Adversely Affect our Operations

           We operate as an international business and our financial results are exposed to the effects of changes in financial markets and economic conditions.

           Effective at the beginning of fiscal 2004, the functional and reporting currency of the Corporation is the U.S. dollar. A relatively small proportion of revenues and expenses are denominated in currencies other than the U.S. dollar, including the Canadian dollar. Any change in the value of the U.S. dollar against the Canadian dollar or other currencies during a given financial reporting period would result in a foreign currency loss or gain on the translation into U.S. currency. Consequently, our reported revenues and expenses could fluctuate in the event of significant changes in the U.S. dollar value of these currencies.

           We enter into forward contracts as we deem appropriate to hedge some or all of our anticipated net currency exposures. Gains and losses resulting from designated hedge contracts are recognized in income in the same period that the hedged exposure is recognized.

Our Caribbean Basin Operations are Subject to Political, Social and Economic Risk

           In fiscal 2003, approximately 98% of our products were sewn in Mexico, Central America and the Caribbean Basin. Some of the countries where we sew our products have experienced political, social and economic instability in the past. We cannot predict the future political, social or economic stability of these countries or the impact on our business of changes, if any, in the political, social or economic conditions in these countries.

Our Industry is Subject to Fluctuations in Sales Demand

           Demand for our products may vary from year to year. Based on discussions with our customers at the beginning of each fiscal year, we produce and store finished goods inventory to meet the expected demand for delivery in each fiscal year.

If, after producing and storing inventory in anticipation of deliveries, demand is significantly less than expected, we may have to hold inventory for extended periods of time, or sell excess inventory at reduced prices. In either case, our profits would be reduced. Excess inventory could also result in slower production, lower plant and equipment utilization and lower fixed operating cost absorption, all of which would have a negative impact on our business. See “Item 4 — Narrative Description of the Business — Business Overview — Seasonality”.

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

           may give rise to compliance costs that could have a material adverse effect on our business. See “Item 4 — Narrative Description of the Business — Business Overview — Environmental Regulation”.

We are Controlled by the Founders of the Corporation

           H. Greg Chamandy, our Chairman and Co-Chief Executive Officer, Glenn J. Chamandy, our President, Co-Chief Executive Officer and Chief Operating Officer, and Edwin B. Tisch, our Executive Vice-President, Manufacturing, or the Principal Shareholders, own all of our outstanding Class B Multiple Voting Shares. Because the Class B Multiple Voting Shares have eight votes per share, as of the date of this annual information form, the Principal Shareholders own approximately 67.61% of the voting rights. Accordingly, the Principal Shareholders are able to elect all of the directors, other than the two directors elected solely by the Class A Subordinate Voting Shares voting as a separate class. Our board of directors currently includes 3 related directors out of 8 directors.

           D — Employees

          At December 31, 2003, we employed approximately 9,300 full-time employees, including approximately 1,185 in Canada, approximately 2,150 in Mexico, approximately 5,300 in Honduras, approximately 300 in Haiti, approximately 300 in the United States, 55 in Barbados and 2 in Europe. Of these employees, approximately 700 Canadian employees are covered by collective bargaining agreements. Approximately 200 employees at the Valleyfield dyeing and finishing facility are covered by a collective bargaining agreement that expires on October 31, 2005. Approximately 200 employees at the Montreal dyeing and finishing facility are covered by a collective bargaining agreement that expires on December 31, 2005. Approximately 175 employees in our Long Sault, Ontario yarn mill are covered by a collective bargaining agreeme nt which expires on September 30, 2006. Approximately 100 employees in our Montreal yarn mill are covered by a collective bargaining agreement which expires on October 31, 2007. We consider our relations with our employees to be very good and, as of the date hereof, we have not experienced any work stoppages that have had a material impact on our operations.

ITEM 5 — SELECTED CONSOLIDATED FINANCIAL INFORMATION

           A — Annual Information

           Effective October 6, 2003, the commencement of fiscal 2004, the Corporation adopted the U.S. dollar as its functional currency. A significant portion of revenues, expenses, assets and liabilities are denominated in U.S. dollars and the Corporation’s marketing and manufacturing operations are increasingly international in scope. Effective the same date, the U.S. dollar was adopted as the Corporation’s reporting currency. The Corporation will continue to report its results in accordance with Canadian GAAP. As a result of adopting the U.S. dollar as its functional currency, both Canadian and U.S.

GAAP require all opening assets and liabilities to be translated into U.S. dollars at the exchange rate prevailing at the time of giving effect to the change in functional currency. Historical financial information in U.S. dollars has been provided in the Investor Relations section of the Corporation’s Web site, which can be accessed at www.gildan.com.

           The following table sets forth a summary of certain of our historical consolidated and other financial and operating information for the dates and for the periods indicated. We prepare our consolidated financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, reference is made to Note 15 to the Consolidated Financial Statements included in our 2003 Annual Report, which is incorporated by reference in this annual information form. The information presented below should be read in conjunction with our consolidated financial statements and related notes incorporated by reference in this annual information form and “Management’ s Discussion and Analysis of Financial Condition and Results of Operations” contained in our 2003 Annual Report.

(In thousands, except per share amount and percentage)

	Fiscal Year Ended Sept. 30, 2001 Cdn$	Fiscal Year Ended Sept. 29, 2002 Cdn$	Fiscal Year Ended Oct. 5, 2003 Cdn$

Statement of earnings data (Canadian GAAP):
Sales	$504,867	$600,660	$630,139
Cost of sales	398,566	431,996	440,294

Gross profit	106,301	168,664	189,845
Selling, general and administrative	76,075	63,927	71,153
Depreciation and amortization	16,209	17,592	23,615

Operating income	14,017	87,145	95,077
Interest expense	13,628	13,341	9,463
Loss on settlement of debt	—	—	—

Earnings before income taxes	389	73,804	85,614
Income taxes (recovery)	(427)	7,312	8,342

Net earnings	$816	$66,492	$77,272

Income from operations per share (basic) (1)	$0.50	$3.06	$3.25
Income from operations per share (diluted) (1)	$0.48	$2.97	$3.20
Net earnings per share (basic) (1)	$0.03	$2.33	$2.64
Number of shares (weighted avg.) (basic)(1)	28,146	28,491	29,242
Diluted earnings per share (1)	$0.03	$2.26	$2.60
Number of shares (weighted avg.) (diluted) (1)	29,226	29,362	29,726

Other data (Canadian GAAP):
Gross profit margin	21.1%	28.1%	30.1%
Operating income margin	2.8%	14.5%	15.1%
Capital expenditures	$55,909	$74,527	$56,487

EBITDA (2)	$30,226	$104,737	$118,692

Selected operating data (unaudited):
Dozens of T-shirts sold	15,412	18,030	20,885
Dozens of sweatshirts sold	349	631	745
Dozens of sport shirts sold	528	753	943

Total dozens sold	16,289	19,414	22,573

Balance sheet data
(Canadian GAAP):
Working capital	$208,130	$188,827	$207,530
Total assets	476,651	496,639	575,405
Total debt (3)	277,798	226,731	221,586
Total long-term liabilities(4)	170,871	135,251	100,164
Share capital	100,362	104,925	111,564
Shareholders' equity	$198,853	$269,908	$353,819

Financial statement data
(U.S. GAAP):
Net earnings	$3,178	$66,867	$75,609
Income from operations per share (basic) (1)	$0.61	$3.08	$3.18
Income from operations per share (diluted) (1)	$0.59	$2.99	$3.13
Net earnings per share (basic) (1)	0.11	2.35	2.59

Net earnings per share (diluted) (1)	0.11	2.28	2.54
Total assets	476,801	497,749	574,852
Total debt (3)	276,947	226,464	220,568
Shareholders' equity	199,854	271,284	354,284
Cash flows from operations	(11,650)	178,322	90,318
Cash flows from investing	(49,976)	(67,381)	(58,754)
Cash flows from financing activities	$28,290	($ 40,185)	570

__________

(1)

On February 7, 2001, the Board of Directors of the Corporation declared a two-for-one stock split, effected in the form of a stock dividend, applicable to all of its issued and outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares, to shareholders of record on February 22, 2001. All share and per share data reflect the effect of the stock split on a retroactive basis.

(2)

EBITDA represents earnings before interest, taxes, depreciation, amortization and loss on settlement of debt. EBITDA is included herein because management believes that certain investors use such information as one measure of a company’s historical ability to service debt; however, EBITDA should not be considered as an alternative to net earnings as an indicator of our operating performance or as an alternative to cash flow as a measure of overall liquidity as presented in our financial statements. EBITDA as presented may not be comparable to similar computations presented by other companies.

(3)	Total debt consists of total bank debt, current liabilities, other loans payable, secured and unsecured long-term debt, including capitalized leases and future income taxes.
(4)	Total long-term liabilities consist of long-term debt and future income taxes.

           B — Quarterly Information

Financial Data

(In millions, except per share amount)

Fiscal 2003
Statement of earnings data	1st qtr.	2nd qtr.	3rd qtr.	4th qtr.

Sales	$ 102.3	$ 173.1	$ 204.0	$ 150.7
Net earnings	$ 5.8	$ 20.4	$ 31.3	$ 19.8
Net earnings per share (basic)	$ 0.20	$ 0.70	$ 1.06	$ 0.67
Net earnings per share (diluted)	$ 0.20	$ 0.69	$ 1.05	$ 0.66

Fiscal 2002
	1st qtr.	2nd qtr.	3rd qtr.	4th qtr.

Sales	$ 88.4	$ 156.7	$ 195.7	$ 159.9
Net earnings	$ 2.8	$ 16.4	$ 27.7	$ 19.6
Net earnings per share (basic)	$ 0.10	$ 0.58	$ 0.97	$ 0.68
Net earnings per share (diluted)	$ 0.10	$ 0.56	$ 0.94	$ 0.66

Exchange Rate Data

           The following tables reflect the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars in effect during the five most recent fiscal years as well as for each month during the previous six months, the rates of exchange at the end of each of the five most recent fiscal years and the average of the exchange rates on the last day of each month during such fiscal years, based on the average noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (which was [•] on January 31, 2004).

	Fiscal Year

	1999	2000	2001	2002	2003

High	1.5570	1.5085	1.6023	1.6128	1.5943
Low	1.4512	1.4350	1.4933	1.5108	1.3348
Period End	1.4725	1.5070	1.5797	1.5777	1.3418
Average	1.5029	1.4724	1.5375	1.5755	1.4625

	Last Six Months

	August 2003	September 2003	October 2003	November 2003	December 2003	January 2004

High	1.4100	1.3876	1.3413	1.3362	1.3405	1.3340
Low	1.3836	1.3388	1.3043	1.2973	1.2923	1.2729

           C — Dividends

           We do not currently pay dividends because we retain all of our earnings to maximize our financing capacity to develop and expand our business. The Board of Directors periodically reviews the Corporation’s policy towards paying dividends. Although some of our credit facilities and debt instruments require compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the future payment of dividends.

ITEM 6 — MANAGEMENT'S DISCUSSION AND ANALYSIS

           Reference is made to  the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 26 to 34 of our 2003 Annual Report, which is incorporated herein by reference.

ITEM 7 — MARKET FOR SECURITIES

           The Class A Subordinate Voting Shares are listed on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”), under the symbol “GIL” on the NYSE and “GIL.A” on the TSX. The Class A Subordinate Voting Shares, which were issued at an offering price of $5.145 (US$3.50), began trading on the TSX, the Montreal Exchange (the “ME”) and the American Stock Exchange (“AMEX”) on June 17, 1998. Prior to that date, there was no public market for the Class A Subordinate Voting Shares. On September 1, 1999, the Class A Subordinate Voting Shares commenced trading on the NYSE. We delisted such shares from the AMEX on August 31, 1999. As a result of a restructuring of Canada’s stock exchanges which took effect on December 7, 1999, we are no longer listed on the ME.

           The table below shows the high and low daily closing prices and the trading volumes of the Class A Subordinate Voting Shares for the periods indicated on the ME and the TSX (in Cdn$) and on the AMEX (in US$) since their initial listing in June 1998, and on the NYSE (in US $) since their listing on September 1, 1999.

	TSX			ME			AMEX(1)			NYSE(2)

	High	Low	Volume	High	Low	Volume	High	Low	Volume	High	Low	Volume

1998:Q4(3)	$6.25	$5.03	74,000	$5.88	$5.00	4,000	$4.19	$3.19	330,000	—	—	—
1999:	$18.00	$5.03	1,503,200	$17.50	$5.00	259,900	US$11.88	US$3.19	6,662,200	US$10.07	US$8.41	691,500
2000:Q1	17.48	10.75	1,220,500	—	—	—	—	—	—	11.82	7.25	2,664,400
2000:Q2	26.00	12.75	1,527,900	—	—	—	—	—	—	18.00	8.82	3,050,800
2000:Q3	28.75	21.90	1,509,000	—	—	—	—	—	—	19.50	15.00	2,967,600
2000:Q4	33.25	24.25	883,400	—	—	—	—	—	—	22.41	16.25	2,431,600

2001:Q1	30.75	22.25	1,033,700	—	—	—	—	—	—	20.07	14.41	1,719,100
2001:Q2	35.90	27.25	2,339,800	—	—	—	—	—	—	24.00	18.00	4,264,400
2001:Q3	28.43	20.25	5,815,300	—	—	—	—	—	—	18.27	13.42	7,054,300
2001:Q4	22.40	16.25	2,532,700	—	—	—	—	—	—	14.58	10.55	4,987,100

2002:Q1	22.75	16.51	2,843,300	—	—	—	—	—	—	14.62	10.56	2,038,000
2002:Q2	27.75	22.20	3,328,544	—	—	—	—	—	—	17.43	13.87	1,907,400
2002:Q3	37.60	26.76	4,247,854	—	—	—	—	—	—	24.50	16.93	1,357,600
2002:Q4	35.58	26.49	3,144,830	—	—	—	—	—	—	22.86	16.71	1,047,400

2003:Q1	37.79	30.00	3,282,122	—	—	—	—	—	—	24.26	19.12	1,786,700
2003:Q2	40.25	35.50	2,474,468	—	—	—	—	—	—	26.01	22.87	961,800
2003:Q3	41.94	34.01	3,757,956	—	—	—	—	—	—	29.74	23.90	1,225,600
2003:Q4	42.50	36.47	7,107,534	—	—	—	—	—	—	30.79	27.00	1,334,600

2004:Q1	40.88	34.50	6,099,700	—	—	—	—	—	—	31.82	26.16	1,368,400

2003:
August	42.50	39.68	2,031,100	—	—	—	—	—	—	30.58	28.26	264,400

September	42.50	36.99	3,358,000	—	—	—	—	—	—	30.79	27.11	533,700

October	38.93	34.50	1,840,500	—	—	—	—	—	—	29.09	26.37	344,000

November	39.00	35.00	2,270,900	—	—	—	—	—	—	29.80	26.16	430,200

December	40.55	35.20	2,193,600	—	—	—	—	—	—	31.15	27.00	621,100

2004:
January	40.99	38.13	960,100	—	—	—	—	—	—	32.05	29.73	533,700

(1)	Through August 31, 1999.
(2)	From September 1, 1999.
(3)	From July 6, 1998 to October 4, 1998.

ITEM 8 — DIRECTORS AND OFFICERS

           Listed below is certain information about the current directors of Gildan. The directors have served in their respective capacities since their election and/or appointment and will continue to serve until the next annual meeting of shareholders or until a successor is duly elected.

Name and Municipality of Residence	Age	Principal Occupation	Director Since

Robert M. Baylis (1)(2)(3)(4)
Darien, Connecticut, United States	65	Corporate Director	February 1999

Glenn J. Chamandy
Montreal, Québec, Canada	42	President, Co-Chief Executive Officer and Chief Operating Officer of the Corporation	May 1984

H. Greg Chamandy
Montreal, Québec, Canada	45	Chairman of the Board, Chairman of the Executive Committee and Co-Chief Executive Officer of the Corporation	May 1984

William H. Houston, III (2)(3)
Memphis, Tennessee, United States	69	President, World Trade Link (an international business consulting firm)	November 1997

Pierre Robitaille (1)(2)
St-Lambert, Québec, Canada	60	Business Advisor and Corporate Director	February 2003

Gerald H.B. Ross (1)(3)
Montreal, Québec, Canada	59	Dean, Faculty of Management, McGill University	February 2003

Richard P. Strubel (1)(3)
Chicago, Illinois, United States	64	President, Chief Operating Officer and Director, UNext (a provider of advanced education over the Internet)	February 1999

Edwin B. Tisch
Montreal, Québec, Canada	65	Executive Vice-President, Manufacturing of the Corporation	April 1996

(1)	Member of the Audit and Finance Committee.
(2)	Member of the Corporate Governance Committee.
(3)	Member of the Human Resources and Compensation Committee.
(4)	Lead Director of the Corporation.

           Listed below is certain information about the current officers and senior managers of Gildan.

Name and Municipality of Residence	Age	Position held within the Corporation

H. Greg Chamandy (1)(2)
Montreal, Québec, Canada	45	Chairman of the Board, Chairman of the Executive Committee and Co-Chief Executive Officer and Director

Glenn J. Chamandy (1)(2)
Montreal, Québec, Canada	42	President, Co-Chief Executive Officer and Chief Operating Officer and Director

Edwin B. Tisch (1)(2)
Montreal, Québec, Canada	65	Executive Vice-President, Manufacturing and Director

Laurence G. Sellyn (1)(2)
Beaconsfield, Québec, Canada	54	Executive Vice-President, Finance and Chief Financial Officer

Michael R. Hoffman (1)
St. James, Barbados	41	President, Gildan Activewear SRL

Georges Sam Yu Sum (1)(2)
Montreal, Québec, Canada	46	Executive Vice-President, Operations
20
Gregg Thomassin (1)(2)
Pincourt, Québec, Canada	44	Executive Vice-President, Corporate Controller and Chief Information
		Officer

Garry Bell (2)
St. Lazare, Québec, Canada	39	Vice-President, Marketing and General Manager, Canadian
		Apparel Division
Ghyslain Bouchard (2)
St-Basile-le-Grand, Québec, Canada	55	Vice-President, Spinning and Knitting Operations

Luis Alonso Brito		Vice-President, Apparel Operations
San Pedro Sula, Honduras	34	Gildan Activewear Honduras

Kevin W. Daugherty (2)
Montreal, Québec, Canada	40	Vice-President, Planning and Logistics

Javier Echeverria		Vice-President, Finance and Systems
San Pedro Sula, Honduras	43	Gildan Activewear Honduras

David A. Esones (2)
St. Lazare, Québec, Canada	60	Vice-President, Corporate Security and Facility Management

Daniel Farina		Vice-President, Textile Operations
San Pedro Sula, Honduras	52	Gildan Activewear Honduras

Marc Fraimund		Vice-President, Sales and Marketing Europe
Incourt, Belgium	42	Gildan Activewear SRL

André Joly (2)
Montreal, Québec, Canada	44	Vice-President, Dyeing, Finishing and Cutting Operations

Christian Langlois (2)
St-Basile-le-Grand, Québec, Canada	40	Vice-President, Corporate Engineering and R&D

Gilles Léger		Vice-President, Finance and Administration
St. James, Barbados	47	Gildan Activewear SRL

Stéphane Lemay (2)
St-Lambert, Québec, Canada	35	Vice-President, Public and Legal Affairs and Corporate Secretary

Rafael Antonio Lopez		Vice-President, Human Resources
San Pedro Sula, Honduras	37	Gildan Activewear Honduras

John A. Martin		Vice-President, Sales and Marketing USA
St. Peter, Barbados	47	Gildan Activewear SRL

Benito Masi (2)
Laval, Québec, Canada	48	Vice-President, Corporate Apparel Operations

Bill H. Newman		Vice-President, Operations
St. Michael, Barbados	48	Gildan Activewear SRL

Normand Sabourin (2)
Montreal, Québec, Canada	43	Vice-President, Corporate Treasurer

Graham F. Sutherland (2)
Montreal, Québec, Canada	49	Vice-President, Internal Audit

Jose Maria Tainta Villanueva	38	Director of Apparel Operations
Coahuila, Mexico		Gildan Activewear Mexico

Gaétane Wagner (2)
Brossard, Québec, Canada	45	Vice-President, Corporate Human Resources

(1)	Executive Management Committee.
(2)	Officers of the Corporation.

            H. Greg Chamandy is one of the founders of the Corporation and has served as Chairman of the Board and Chief Executive Officer since December 1994, prior to which he served in various executive capacities with Gildan. In February 2004, his title was changed to Chairman of the Board, Chairman of the Executive Committe and Co-Chief Executive Officer. Mr. Chamandy has been involved in various Chamandy family textile and apparel businesses for over twenty years.

           Glenn J. Chamandy is one of the founders of the Corporation and has served as President and Chief Operating Officer since December 1994, prior to which he served in various executive capacities with Gildan. In February 2004, he became Co-Chief Executive Officer in addition to his other duties. Mr. Chamandy has been involved in various Chamandy family textile and apparel businesses for over twenty years.

           Robert M. Baylis serves as a director of several large corporations, including the New York Life Insurance Company, Host Marriott Corporation (luxury hotels, resorts and senior living facilities), Covance Inc. (drug development products and services provider), and PartnerRe Ltd. (multi-line reinsurance provider). Mr. Baylis is also an overseer of the University of Pennsylvania Museum, a director of The International Forum, an executive education program at the Wharton School and a member of the Advisory Council of the Economics Department of Princeton University. Mr. Baylis retired from CS First Boston as Vice Chairman in 1996, after thirty-three years with this investment banking firm or associated corporations.

           William H. Houston, III is president of World Trade Link, an international business consulting firm he founded in 1988. Mr. Houston served as U.S. Ambassador/Chief Textile Negotiator for the United States Trade Representative during 1987 and 1988 and is a Past President of the Cotton Foundation and the Delta Council of Mississippi.

           Pierre Robitaille is a business advisor. Mr. Robitaille previously pursued his career at SNC-Lavalin Group Inc., an engineering-construction firm, where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than 20 years with the public accounting and management consulting firm of Ernst & Whinney, where he held the positions of Managing Partner of the Montreal Office, President of the firm in Quebec, and member of its national board of directors. Mr. Robitaille is also on the Board of Directors of Cogeco Cable Inc. and Cogeco Inc. (providers of cable TV, Internet and broadcast services), Swiss Re Company of Canada and Swiss Re Life & Health Co. C anada (global reinsurance company) and Groupe Beauchemin Editeur Ltee (publisher).

           Gerald H.B. Ross joined the Faculty of Management of McGill University as Dean in August 2000. Prior to joining McGill University, Dr. Ross was senior partner of Change Lab International, a consulting organization he founded in 1988 specialized in the development of techniques to assist organizations in building new visions and managing change to create competitive advantage in the marketplace. Since 1998, Dr. Ross is also Chairman and Chief Executive Officer of Astute Inc., an organization that develops advanced context-based learning methodologies for business. During his consulting career, Dr. Ross has worked with some of the world’s premier corporations such as 3M, Xerox, IBM, DuPont, AT&T, Coca-Cola, Reuters and Kodak. Dr. Ross’ recent academic appointments i nclude serving as a faculty member on the Wharton International Forum Executive Program on Cross Cultural Issues in Global Management. He also works with the University of Michigan’s Executive Program and has delivered programs on Managing Change to the banking industry in Saudi Arabia.

           Richard P. Strubel is President, Chief Operating Officer and Director of UNext, a provider of advanced education over the Internet since 1999. Mr. Strubel is also on the Board of Directors of Northern Funds and Northern Institutional Funds of the Northern Trust (financial services providers), Mutual Funds of Goldman Sachs & Co. and Cantilever Technologies (software developer). He was Managing Director of Tandem Partners, Inc., a privately held management services firm from 1990 to 1999. He was President and Chief Executive Officer of Microdot, Inc. from 1984 to 1994. Mr. Strubel was President of Northwest Industries, which included Fruit of the Loom and BVD among its operating entities, from 1982 to 1983.

           Edwin B. Tisch has served as Executive Vice-President, Manufacturing of the Corporation since April 1998 and was Vice-President, Manufacturing from 1987 to 1998. Mr. Tisch has over thirty years of international experience in the textile and apparel industry.

           Laurence G. Sellyn has served as Executive Vice-President, Finance and Chief Financial Officer of the Corporation since April 1999. He is a Fellow of the Institute of Chartered Accountants of England and Wales. Prior to joining Gildan, Mr. Sellyn served as Senior Vice-President, Finance and Corporate Development and Chief Financial Officer of Wajax Limited, an industrial distribution company, where he was employed from October 1992 to March 1999. Prior to joining Wajax, he was employed by Domtar Inc., where he held various positions, including Corporate Controller and Vice-President, Business Planning and Development.

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

           Gregg Thomassin was appointed to the position of Executive Vice-President, Corporate Controller and Chief Information Officer of the Corporation in November 2003. He joined Gildan as Corporate Controller in February 1999. He previously held the position of Vice-President, Finance and Administration with various manufacturing companies. Mr. Thomassin is a Canadian Chartered Accountant.

           Garry Bell has been with Gildan since 1996 when he joined as Sales Manager. He became Vice-President, Sales and Marketing in December 1998. In October 2002, he was appointed General Manager, Canadian Apparel Division while maintaining his responsibility as Vice-President, Marketing. Mr. Bell worked for the Hanes Canada division of Sara Lee Corporation for the four years prior to joining Gildan in the capacity of Eastern Canada Account Executive.

           Luis Alonso Brito has been with Gildan since July 2000, when he joined the Corporation as Plant Manager. He was appointed Vice-President, Apparel Operations, Gildan Activewear Honduras in September 2003. Prior to joining Gildan, Mr. Brito worked at Ithaca Industries, a large manufacturing company for 6 years where he held different positions in the areas of Engineering, Quality Assurance, Import/Export, Operations and Production.

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

           Javier Echeverria joined Gildan in June 2003 as Vice-President, Finance and Systems, Gildan Activewear Honduras. Prior to joining Gildan, Mr. Echeverria worked for different multinational companies in Central and South America, and relocated back to his native Honduras, after working during the last five years in the United States of America for companies such as Cemex, KPMG Consulting, Chiquita Brands and others. He has over twenty years of experience in the fields of corporate accounting and managerial finance.

           David A. Esones joined Gildan in March 2001 and currently serves as Vice-President, Corporate Security and Facility Management. Mr. Esones has served in senior management positions directing loss prevention programs for large multi-site national corporations. Prior to joining Gildan, he served as Director of Loss Prevention at AutoNation USA, Inc. since January 1996.

           Daniel Farina has been with Gildan since November 2001 when he joined Gildan’s Corporate Engineering Team as Rio Nance Project Manager. He was appointed Vice-President, Textile Operations, Gildan Activewear, Honduras in September 2003. Prior to joining Gildan, Mr. Farina worked at Alstyle Apparel and Activewear. He has 21 years of experience in the textile industry.

           Marc Fraimund has been with Gildan since November 1999 when he joined the Corporation as a Key Account Sales Executive, in charge of developing a European distributor network. He was appointed Vice-President, Sales and Marketing Europe, Gildan Activewear SRL in February 2003. Prior to joining Gildan, Mr. Fraimund was a Sales and Marketing Director at The Cotton Group SA.

           André Joly joined Gildan in September 2003 as Vice-President, Dyeing, Finishing and Cutting Operations. Prior to joining Gildan, he was Director, Worldwide Manufacturing Operations for the last 10 years at The Hockey Company.

           Christian Langlois joined the Corporation in February 2000. In February 2001, he was appointed to the position of Vice-President, Corporate Engineering and R & D. Between July 1997 and February 2000, he was working with Gildan as a consultant and was involved in engineering and textile management. Prior to July 1997, he was Director of Operations for LaGran Canada, a manufacturer of warp knit goods.

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

           Stéphane Lemay joined Gildan in June 2003 as Vice-President, Public and Legal Affairs and Corporate Secretary. Prior to joining Gildan, Mr. Lemay held different executive positions with the Telesystem Ltd. group of companies for four years, including Vice-President, Legal and Corporate affairs for one of its major operating subsidiary. Prior to this, Mr. Lemay served for two years in the Office of the Prime Minister of Canada as Policy Advisor, after having practiced law for five years in a major Montreal law firm.

           Rafael Antonio Lopez joined Gildan in June 2003 as Vice-President, Human Resources, Gildan Activewear Honduras. Prior to joining Gildan, Mr. Lopez worked for twelve years in the human resources field in a variety of regions including Australia, Central America, United Kingdom and the United States.

           John A. Martin joined the Corporation as Vice-President, Sales and Marketing of Gildan Activewear SRL in March 2001. Prior to joining Gildan, Mr. Martin held several positions with Fruit of the Loom, where he last served as Senior Vice-President Activewear Sales.

           Benito Masi has been involved in apparel manufacturing in North America for the past 25 years. He joined Gildan in 1986, where he held various positions until February 2001, when he was appointed Vice-President, Apparel Manufacturing. In September 2003, his title was changed to Vice-President, Corporate Apparel Operations.

            Bill H. Newman joined Gildan in March 2001 as Vice-President, Operations of Gildan Activewear SRL. Prior to joining Gildan, Mr. Newman was Principle at Vista Research Group, Inc. from 1999 to 2001 and Vice-President of Operations at Outer Banks Shirts, a division of Sara Lee Corporation, from 1996 to 1999.

           Normand Sabourin joined the Corporation in March 2002 as Vice-President, Corporate Treasurer. Prior to joining Gildan, Mr. Sabourin was Corporate Treasurer of C-Mac Industries Inc., a manufacturer of high-tech equipment, between June 1998 and March 2002. Prior to June 1998, Mr. Sabourin was Treasury Manager of Bombardier Inc., a world leading manufacturer of transportation equipment.

           Graham F. Sutherland became Vice-President, Internal Audit in February 2002. Prior to that, he served as Vice-President, Finance and Administration of Gildan Activewear SRL since December 1998. Prior to that, he served as Corporate Controller at Gildan since August 1996. Mr. Sutherland is a Canadian Chartered Accountant.

           Jose Maria Tainta Villanueva joined Gildan in September 2000 and became Director of Apparel, Gildan Activewear Mexico in November 2002. Prior to joining Gildan, Mr. Tainta Villanueva was Operations Manager and Chief Accountant for Banco Central Hispanoamericano since 1992.

           Gaétane Wagner has served as Vice-President, Corporate Human Resources of the Corporation since August 2002. Prior to joining Gildan, she was Corporate Director, Human Resources of The Hockey Company between 2000 until July 2002, and Director, Human Resources and Organizational Development for Kraft Canada from 1996 to 2000.

H. Greg Chamandy and Glenn J. Chamandy are brothers.

           Officers and directors of the Corporation as a group own 111,950 Class A Subordinate Voting Shares, which represents 0.48% of the voting rights attached to all Class A Subordinate Voting Shares, and 6,094,000 Class B Multiple Voting Shares, which represents 100% of the Class B Multiple Voting Shares.

ITEM 9 — ADDITIONAL INFORMATION

           A — Memorandum and Articles of Association

           Our authorized share capital currently consists of an unlimited number of First Preferred Shares, issuable in series, an unlimited number of Second Preferred Shares, issuable in series (collectively, the “Preferred Shares”), an unlimited number of Class A Subordinate Voting Shares and an unlimited number of Class B Multiple Voting Shares, all of which are without par value. As of the date of this annual information form, only Class A Subordinate Voting Shares and Class B Multiple Voting Shares are issued and outstanding. The following is a summary of the material terms of our authorized share capital as set forth in the Articles of the Corporation. This summary is qualified in its entirety by reference to, and is subject to, the detailed provisions of the Articles, as amended, and the Trust Agreement.

           On February 3, 2004, Gildan announced that H. Greg Chamandy and Glenn J. Chamandy, who control 100% of the voting rights attached to the Class B Multiple Voting Shares through their respective holding companies, had indicated to the Board of Directors their intention to convert their Class B Multiple Voting Shares into Class A Subordinate Voting Shares on a 1:1 basis.

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

           With respect to the election of directors, the Articles of the Corporation provide that the Board of Directors will consist of between five and fifteen members. The Board of Directors currently has eight members. For as long as any Class B Multiple Voting Shares are outstanding, at all shareholder meetings held after October 4, 1998 at which directors are elected, (a) two of the directors will be elected by the holders of the Class A Subordinate Voting Shares only, voting as a separate class and (b) the remaining directors will be elected by the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares, voting together as a single class, with holders of Class A Subordinate Voting Shares having one vot e per share and holders of Class B Multiple Voting Shares having eight votes per share. Because of the voting rights attached to the Class B Multiple Voting Shares, holders of Class B Multiple Voting Shares may be able to elect all of the directors other than the two Class A Directors even when the number of outstanding Class B Multiple Voting Shares is a very small proportion of the number of Equity Shares outstanding. See “Item 4—Narrative Description of the Business—Risk Factors”.

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

           The Articles provide that each Class A Subordinate Voting Share and each Class B Multiple Voting Share entitles its holder to one vote per share with respect to (a) shareholder approvals required (1) by section 189(3) of the Canada Business Corporations Act in respect of a sale, lease or exchange of all or substantially all of Gildan’s property other than in the ordinary course of business as therein described, except to one of Gildan’s wholly-owned subsidiaries, (2) by section 183 of the Canada Business Corporations Act in respect of an amalgamation of Gildan with one or more amalgamating companies, which are not one of Gildan’s wholly-owned subsidiaries, (3) in connection with the liquidation, dissolution or winding-up of Gildan or (4) in connection with the issuance of Equity Shares as consideration for the acquisition of shares or assets of another company where such issuance requires shareholder approval in accordance with the rules of a stock exchange on which the Equity Shares are listed, and (b) any amendment to Gildan’s Articles or By-Laws which alter, amend or repeal the provisions described in clause (a) above.

Conversion

           The Class A Subordinate Voting Shares cannot be converted into any other class of shares. Each outstanding Class B Multiple Voting Share may at any time, at the option of the holder, be converted into one Class A Subordinate Voting Share and must be so converted upon a transfer other than a Permitted Transfer (as defined below). Each Class B Multiple Voting Share will automatically convert into one Class A Subordinate Voting Share in any of the following cases (each a “Triggering Event”):

(a)	upon the death of the later to die of H. Greg Chamandy or Glenn J. Chamandy;

(b)	at any time that neither H. Greg Chamandy nor Glenn J. Chamandy is Chief Executive Officer or Chief Operating Officer of Gildan;

(c)	in the event that more than 40% of the Class B Multiple Voting Shares for the time being outstanding are converted into Class A Subordinate Voting Shares;

(d)
in the event that more than 40% of the Class B Multiple Voting Shares for the time being outstanding (or such number of shares of a Holding Entity (as defined below) as would correspond to more than 40% of the Class B Multiple Voting Shares for the time being outstanding) are transferred, directly or indirectly, otherwise than in a Permitted Transfer (as defined below);

(e)
in the event (a) of the death of either H. Greg Chamandy or Glenn J. Chamandy or (b) that either H. Greg Chamandy or Glenn J. Chamandy ceases to be Chief Executive Officer or Chief Operating Officer of Gildan, and that upon and from such event (1) the later to die of H. Greg Chamandy or Glenn J. Chamandy or (2) the later to cease to be Chief Executive Officer or Chief Operating Officer of Gildan of H. Greg Chamandy or Glenn J. Chamandy does not exercise, directly or indirectly, voting control over all of the shares of Holding Entities (as defined below), if any, and the Class B Multiple Voting Shares which, on the date of such occurrence, were beneficially owned by the deceased or retiring brother;

(f)
in the event that the Board of Directors, in a directors’ circular or otherwise, makes a recommendation to accept, or makes a statement to the effect that the directors are unable to make or are not making a recommendation to shareholders of Gildan with respect to a takeover bid on the Class A Subordinate Voting Shares; or

(g)
in the event that any creditor holding a permitted security or permitted security interest over any Class B Multiple Voting Shares or any shares of a Holding Entity (as defined below) acquires, sells, causes to be sold or otherwise disposes of such shares and such action would have the effect contemplated at clause (d) above.

           For purposes hereof, any transfer of shares of the Principal Shareholders or of a Permitted Transferee (as defined below), to the extent such entity then holds any Class B Multiple Voting Shares (a “Holding Entity”), shall be considered a transfer of Class B Multiple Voting Shares, with the necessary modifications.

           Notwithstanding the foregoing, Class B Multiple Voting Shares and shares of Holding Entities, if any, may be transferred in the following circumstances (each, a “Permitted Transfer”):

(a)	a transfer in favor of a Permitted Transferee;

(b)
a transfer, directly or indirectly, between H. Greg Chamandy and Glenn J. Chamandy and from Edwin B. Tisch to one or both of H. Greg Chamandy and Glenn J. Chamandy of up to 40% of the Class B Multiple Voting Shares beneficially owned respectively by each of H. Greg Chamandy, Glenn J. Chamandy or Edwin B. Tisch or by each of their respective Holding Entity for the time being outstanding;

(c)
upon the death of the first to die of H. Greg Chamandy or Glenn J. Chamandy, such shares as are then beneficially owned, directly or indirectly, by the deceased may be (1) sold to the survivor or his Holding Entity or (2) be transferred to the spouse or the living children of the deceased (either outright or by means of a spousal trust), by will or the law of succession, provided always that the survivor maintains full and complete voting control, whether directly or indirectly, over such shares;

(d)
upon the first to retire of H. Greg Chamandy or Glenn J. Chamandy, such shares as are then beneficially owned by the retiring brother, directly or indirectly, may be sold to the other brother or his Holding Entity;

(e)
upon the death or retirement of Edwin B. Tisch, such shares as are then beneficially owned by Edwin B. Tisch, directly or indirectly, may be sold to H. Greg Chamandy, Glenn J. Chamandy or to their respective Holding Entity or, to the extent one or the other of H. Greg Chamandy or Glenn J. Chamandy has passed away and transferred all of the shares of Holding Entities, if any, or all of Class B Multiple Voting Shares to his spouse or living children as contemplated at (c)(2) of this paragraph, the spouse or living children of such deceased person, provided always that the purchasers maintain, or, to the extent one or the other of H. Greg Chamandy or Glenn J. Chamandy has passed away, the survivor maintains full and complete voting control over such shares;

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
the granting by H. Greg Chamandy, Glenn J. Chamandy or Edwin B. Tisch of a security interest, by way of a pledge, hypothecation or otherwise, directly or indirectly, of up to 40% of the Class B Multiple Voting Shares beneficially owned respectively by each of H. Greg Chamandy, Glenn J. Chamandy or Edwin B. Tisch or their respective Holding Entity for the time being outstanding.

           As used in this annual information form, the term “Permitted Transferee” refers only to the following:

(a)
in the case of Class B Multiple Voting Shares or of shares of Holding Entities beneficially owned by H. Greg Chamandy, H. Greg Chamandy, corporations, limited or unlimited liability companies, partnerships or trusts controlled (within the meaning of the Income Tax Act (Canada)), directly or indirectly, by H. Greg Chamandy, provided the shares or other interest not held by H. Greg Chamandy are beneficially held by a person related (within the meaning of the Income Tax Act (Canada)) to H. Greg Chamandy;

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

           B — Related Party Transactions

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

Registration Rights Agreement

           The Principal Shareholders (as holders of Class B Multiple Voting Shares) and the Fund, the H. Greg Chamandy Family Trust, the Glenn J. Chamandy Family Trust, the Shirley Chamandy Family Trust and the Tisch Family Trust (as holders of Class A Subordinate Voting Shares) (collectively, the “Holders”) are parties to a registration rights agreement with Gildan pursuant to which they each have the right, subject to certain conditions, to require us to register the Class A Subordinate Voting Shares or the Class B Multiple Voting Shares (upon their conversion to Class A Subordinate Voting Shares), as the case may be, held by them under the United States Securities Act of 1933, as amended (the “Securities Act”). Pursuant to the registration rights agreement, the Holders are granted an unlimited number of demand and piggy-back registration rights, except that no demand registration may be effected within one year after any other demand registration. We have agreed to pay all expenses incurred in connection with all piggy-back registrations and with the first five demand registrations, and will share expenses ratably with the Holders in connection with any additional demand registrations. The registration rights agreement provides for indemnities between us and the Holders for certain liabilities arising under the Securities Act.

           C — Exchange Controls

           There are currently no laws, decrees or regulations in Canada imposing restrictions on the import or export of capital or that affect remittances of dividends on our Class A Subordinate Voting Shares.

           Except as provided in the Investment Canada Act (Canada) (the “Investment Act”), there are no limitations under the laws of Canada or in our constating documents with respect to the right of foreigners to hold and/or vote the Class A Subordinate Voting Shares.

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

           For the purpose of the Investment Act, direct acquisition of control means a purchase of a majority of the voting interests in a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but of one-third or more of the voting shares of a corporation is presumed to be an acquisition of control, unless it can be established that the corporation is not in fact controlled by the acquirer through the ownership of voting shares. In the context of a corporation, three methods of acquirin g control of a Canadian business are basically regulated by the Investment Act: (i) the acquisition of all or substantially all of the assets used in carrying on a Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on a Canadian business; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on a Canadian business.

           A foreign investment will be reviewable under the Investment Act only if the value of the assets of the Canadian business being acquired is $5 million or more in the case of a “direct” acquisition (or where the Canadian assets acquired constitute more than 50% of the value of all entities acquired) or $50 million or more in the case of an “indirect” acquisition. When an investment is subject to review, it can only be implemented if found to be of net benefit to Canada.

           These threshold levels, however, have been increased for the purposes of the acquisition of Canadian businesses by investors from countries which are members of the World Trade Organization, including citizens of the United States, or member-controlled companies. A direct acquisition by a World Trade Organization investor is reviewable only if it involves the direct acquisition of a Canadian business with assets of, in 2003, $223 million or more (this figure is adjusted annually to reflect inflation). Indirect acquisitions by World Trade Organization investors are not reviewable, regardless of the size of the Canadian business acquired, unless the Canadian assets acquired constitute more than 50% of the value of all entities acquired, in which case the $223 million threshold applies. The definition of a World Trade Organization investor applies to individuals, governments, World Trade Organization investor-controlled entities and companies. A foreign company will be World Trade Organization investor-controlled if the majority of its voting interests are ultimately owned by nationals of a country member of the World Trade Organization.

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

           D — Taxation

           The following discussion is a summary of the material Canadian federal income tax consequences of the ownership and disposition of Class A Subordinate Voting Shares by U.S. Holders, as defined below. This summary takes into account the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder, all specific proposals to amend the Tax Act publicly announced prior to the date of this annual information form, the Convention between Canada and the United States with respect to taxes on income and on capital (the “Convention”) and the current published administrative practices and policies of Canada Customs and Revenue Agency. It assumes that all proposals to amend the Tax Act will be enacted in their present form and otherwise does not take into account or anticipate changes in the law, whether by way of judicial decision or legislative action nor does it take into account provincial, territorial or foreign tax legislation or considerations. This summary is generally applicable to a person who acquires the Class A Subordinate Voting Shares and who (i) throughout the period during which the purchaser owns the Class A Subordinate Voting Shares, is not resident in Canada for the purposes of the Tax Act and is a resident of the United States for the purposes of the Convention, (ii) holds the Class A Subordinate Voting Shares as capital property for the purposes of the Tax Act, and (iii) does not use or hold, and is not deemed for the purposes of the Tax Act to use or hold, such Class A Subordinate Voting Shares in, or in the course of, carrying on a business in Canada (a “U.S. Holder”). The Class A Subordinate Voting Shares will generally be considered to be capital property to a U.S. Holder unless either the U.S. Holder holds those shares in the course of carrying on a business or the U.S. Holder has acquired those shares in one or more transactions considered to be an adventure in the nature of trade.

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

Taxation of Sale or Other Disposition

           A U.S. Holder will not be subject to tax under the Tax Act on any gain in respect of the disposition or deemed disposition of Class A Subordinate Voting Shares unless those Class A Subordinate Voting Shares constitute “taxable Canadian property” as defined in the Tax Act for such holder. The Class A Subordinate Voting Shares generally will not constitute taxable Canadian property to a U.S. Holder unless the U.S. Holder, persons with whom the U.S. Holder does not deal at arm’s length, or the U.S. Holder and such persons collectively own or have at any time within the five year period immediately prior to the disposition collectively owned, 25% or more of our issued shares of any class or series, including rights to acquire shares. Even if the Class A Subordinate Voting Shares are taxable Canadian property to a U.S. Holder, gains derived by a U.S. Holder from the disposition of Class A Subordinate Voting Shares will not be taxable in Canada under the Convention unless the value of the Class A Subordinate Voting Shares is derived principally from real property situated in Canada. We believe that the value of our Class A Subordinate Voting Shares is not currently derived principally from real property situated in Canada and we do not expect this to change in the foreseeable future.

Other Canadian Taxes

           No other taxes on income or capital are payable by U.S. Holders in respect of the Class A Subordinate Voting Shares or the dividends thereon.

           E — Other Sources of Additional Information

           Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Circular, and additional financial information is provided in the Corporation’s comparative financial statements for its most recently completed financial year.

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

	(iii)	one copy of Gildan’s management proxy circular in respect of its most recent annual meeting of shareholders that involved the election of directors, and

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

           The documents mentioned above are available from the Secretary of Gildan at the following address:

           725 Montée de Liesse
           Montreal, Québec
           H4T 1P5

           Telephone: (514) 735-2023

A.      Undertaking

          Gildan Activewear Inc. (the “Registrant”) undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission (“SEC”), and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.      Consent to Service of Process

          The Registrant has previously filed with the SEC a written irrevocable consent and power of attorney on Form F-X in connection with the Class A Subordinate Voting Shares.

C.      Disclosure Controls and Procedures

          The Registrant’s Chairman of the Board and Co-Chief Executive Officer and the Registrant’s Executive Vice-President, Finance and Chief Financial Officer, after evaluating the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of October 5, 2003, have concluded that, as of such date, the Registrant disclosure controls and procedures were adequate and effective to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities.

D.      Changes in Internal Control over Financial Reporting

          There were no significant changes in the Registrant’s internal controls over financial reporting or in other factors that could significantly affect the Registrant’s internal controls over financial reporting subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses in the Registrant’s internal controls. As a result, no corrective actions were required or undertaken.

E.      Audit Committee Financial Experts

          The Registrant’s board of directors has determined that it has at least two audit committee financial experts serving on its audit committee. Mr. Robert M. Baylis and Mr.  Pierre Robitaille have been determined to be such audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The SEC has indicated that the designation of Mr. Baylis and Mr.  Robitaille as audit committee financial experts does not make Mr. Baylis and Mr. Robitaille “experts” for any purpose, impose any duties, obligations or liability on Mr. Baylis and Mr. Robitaille that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

F.      Code of Ethics

          The Registrant has adopted a Code of Ethics and Business Conduct (the “Code of Conduct”) that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Conduct is available at the Registrant’s Internet website, www.gildan.com.

G.      Principal Accountant Fees and Services

          In addition to retaining KPMG LLP (“KPMG”) to report upon the annual consolidated financial statements of the Registrant, the Registrant retained KPMG to provide various audit-related and non-audit services in fiscal 2003. The aggregate fees billed for professional services by KPMG for each of the last two fiscal years were as follows:

Audit Fees — The aggregate audit fees billed by KPMG for professional services rendered for the annual audit of the Registrant’s consolidated financial statements, the quarterly reviews of the financial statements and services provided in connection with statutory and regulatory filings or engagements were $557,400 for fiscal year ended October 5, 2003 and $490,114 for fiscal year ended September 29, 2002.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were $104,856 for fiscal 2003 and $74,581 for fiscal 2002. These services consisted of: an audit of the United Kingdom subsidiary, miscellaneous assurance services as well as technical accounting consultations.

Tax Fees — The aggregate tax fees billed by KPMG were $353,269 for fiscal 2003 and $184,280 for 2002. These services consisted of: tax compliance including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of employee tax returns under the Registrant’s expatriate tax service program and the preparation of annual transfer pricing studies and tax planning and advisory services relating to domestic and international taxation (i.e., income tax, capital tax, Goods and Services Tax and Value added Tax, and customs and duties).

All Other Fees — The aggregate fees billed by KPMG for professional services rendered for products and services associated with a foreign currency hedging study were $88,000 for fiscal 2003 . There were no “Other Fees” in fiscal 2002.

All fees billed to the Registrant by KPMG in fiscal 2003 were pre-approved by the Registrant’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate and pursuant to applicable legislation. The mandate of the Audit and Finance Committee is available at the Registrant's Internet website, www.gildan.com.

H.           Tabular Disclosure of Contractual Obligations

See page 30 of Exhibit 2.

I.           Corporate Governance Guidelines

               The Registrant has adopted Corporate Governance Guidelines as well as mandates for its Board of directors and each of its three committees which are available at the Registrant’s Internet website, www.gildan.com, and are available in print to any shareholder who requests them.

SIGNATURES

          Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

          DATED: February 20, 2004

GILDAN ACTIVEWEAR INC.

By: /s/ Stéphane Lemay
Name: Stéphane Lemay
Title: Vice-President, Public and Legal Affairs