Form 40-F
GILDAN ACTIVEWEAR INC
filed 2005-02-22
CIK 1061894

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

| |	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
| Ö |	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: October 3, 2004	Commission File number: 01-14830

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

Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715, (302) 738-6680
(Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares	The New York Stock Exchange
The Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

For annual reports, indicate by check mark the information filed with this form:

| Ö | Annual Information Form	| Ö | Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares:
29,698,706

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

GILDAN ACTIVEWEAR INC.

ANNUAL INFORMATION FORM

for the year ended October 3, 2004

February 18, 2005

GILDAN ACTIVEWEAR INC.

                    Except as otherwise indicated, the information contained herein is given as of January 31, 2005, and all dollar amounts set forth herein are expressed in U.S. dollars.

                    In this annual information form, “Gildan”, the “Corporation”, or the words “we”, “our” and “us” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

                    The information appearing in the extracts of the documents listed below and specifically referred to in this Annual Information Form is incorporated herein by reference:

                    — 2004 Annual Report; and

                    — 2004 Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular (the “Circular”).

                    The foregoing documents are available on the SEDAR website at www.sedar.com, on the Edgar website at www.sec.gov and on the Corporation’s website at www.gildan.com.

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

1.                    CORPORATE STRUCTURE

1.1                 Name, Address and Incorporation

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

                 In February 2004, we amended our Articles in order to provide for the possibility of holding annual meetings of shareholders at places outside Canada and to change the province or territory in Canada where our registered office is to be situated from“Montreal Urban Community (Province of Québec)” to “Province of Québec”.

                 On February 2, 2005, we filed Articles of Amendment in order to (i) create a new class of Common Shares (the “Common Shares”), (ii) change each of the issued and outstanding Class A Subordinate Voting Shares into one of the newly-created Common Shares, (iii) remove the Class B Multiple Voting Shares and the Class A Subordinate Voting Shares as well as the rights, privileges, restrictions and conditions attaching thereto, (iv) change the French form of our name to “Les Vêtements de Sport Gildan Inc.” and (v) decrease the maximum number of directors from fifteen (15) to ten (10).

                 Our principal executive offices and registered office are located at 725 Montée de Liesse, Montreal, Québec, Canada H4T 1P5, and our telephone number at that address is (514) 735-2023.

1.2           Intercorporate Relationships

                 We have 21 directly or indirectly wholly-owned subsidiaries:

•

Gildan Activewear SRL, a Barbados corporation, which has overall responsibility for all of our international sales and related activities, such as contract manufacturing, warehousing, distribution, marketing and customer service;

•	Gildan Activewear Properties (BVI) Inc., a British Virgin Islands corporation, which owns the facility in Barbados that houses the executive offices of Gildan Activewear SRL;

•
Gildan Activewear (Central America) Inc., a Barbados corporation, which is the holding company for Gildan Activewear San José, S.A., Gildan Activewear San Miguel, S.A., Gildan Activewear (Clercine), S.A., Gildan Activewear Properties (Nicaragua), S.A., Gildan Activewear Nicaragua Textiles, S.A., Gildan Activewear (San Marcos), S.A., Gildan Activewear (Rivas), S.A. and Gildan Activewear San Antonio, S.A.;

•	Gildan Activewear San José, S.A., a Honduran corporation, which operates a sewing facility in Honduras;

•	Gildan Activewear San Miguel, S.A., a Honduran corporation, which operates a second sewing facility in Honduras;

•	Gildan Activewear San Antonio, S.A., a Honduran corporation, which will operate a third sewing facility in Honduras;

•	Gildan Activewear (Clercine), S.A., a Haitian corporation, which operates a sewing facility in Haiti;

•

Gildan Activewear (San Marcos), S.A., a Nicaraguan corporation, which operates a sewing facility in Nicaragua and which currently owns the real estate where our new integrated textile facility will be located in Nicaragua;

•	Gildan Activewear (Rivas), S.A., a Nicaraguan corporation, which will operate a second sewing facility in Nicaragua;

•	Gildan Activewear (US Holdings) Inc., a Florida Corporation, which owns 50% of Cedartown Manufacturing, LLC;

•	Gildan Activewear (Mexico) Inc., a Barbados corporation, which is the holding company for Gildan Activewear Castaños, S. de R.L. de C.V.;

•	Gildan Activewear Castaños, S. de R.L. de C.V., a Mexican corporation, which operates two sewing facilities in Mexico;

•	Gildan Activewear Malone, Inc., a New York corporation, which operates a cutting facility in Bombay, New York;

•	Gildan Activewear Honduras Textiles Company, S.A., a Honduran corporation, which operates our integrated textile facility in Rio Nance, Honduras;

•	Gildan Activewear Distribution Inc., a Barbados corporation, which is the holding company for Gildan Activewear (UK) Limited and Gildan Activewear (Eden) Inc.;

•	Gildan Activewear (UK) Limited, a U.K. corporation, which is responsible for sales and distribution for our European and Asia/Pacific markets;

•	Gildan Activewear (Eden) Inc., a North Carolina corporation, which operates our Eden, North Carolina distribution facility;

•	Gildan Activewear Dominican Republic Textile Company Inc., a Barbados corporation, which will operate our new integrated textile facility in the Dominican Republic;

•	Gildan Activewear Properties (Dominican Republic) Inc., a Barbados corporation, which owns the real estate where our new integrated textile facility is located in the Dominican Republic;

•	Gildan Activewear Nicaragua Textiles, S.A., a Nicaraguan corporation, which will operate our new integrated textile facility in Nicaragua; and

•	Gildan Activewear Properties (Nicaragua), S.A., a Nicaraguan corporation, which will own the real estate where our new integrated textile facility is located in Nicaragua.

                 In addition, in the first quarter of fiscal 2004, we formed a joint venture company with Frontier Spinning Mills, Inc., a major U.S. yarn manufacturer (“Frontier”). This company, called Cedartown Manufacturing, LLC (“Cedartown”), a Delaware limited liability company, currently operates a yarn spinning facility in Cedartown, Georgia and will start operations in a new yarn spinning facility in Clarkton, North Carolina by the end of the third quarter of fiscal 2005. Gildan and Frontier each own a 50% voting and equity interest in Cedartown.

2.             GENERAL DEVELOPMENT OF THE BUSINESS

2.1           Three Year History

                 Over the past three fiscal years, we have continued the expansion of our manufacturing capacity and invested in the acquisition of modern, automated equipment for all aspects of our manufacturing process to maximize production and achieve high efficiency rates. We have spent capital investments for company expansion and cost reduction. For changes in our business that are expected to occur during fiscal 2005, see “Description of the Business — Business Overview — Growth Strategy”.

Yarn Spinning

                 In fiscal 2002, we invested an aggregate amount of $14.0 million in new equipment for our yarn spinning plant in Long Sault, Ontario. We invested an additional $6.4 million in new equipment for this facility in fiscal 2003 and a further $0.2 million in fiscal 2004. In fiscal 2002, we purchased a second yarn spinning plant in Montreal, Québec for an aggregate cost of $8.1 million. We invested an additional $3.2 million in new equipment for this facility in fiscal 2003. The two Canadian plants provided virtually all of the commodity yarn requirements of our Canadian textile manufacturing facilities during fiscal 2004.

                 On February 1, 2005, however, we announced that we would be closing our two Canadian yarn spinning plants effective March 31, 2005 and transferring our Canadian yarn spinning activities to the United States. In order to be globally cost-competitive, we are expanding our textile operations in Central America and the Caribbean Basin and utilizing our textile operations in Canada to produce shorter-run, higher-value product-lines. This has resulted in lower requirements for commodity yarns from our Canadian yarn spinning facilities, with the consequence that they are no longer able to operate at an efficient level of capacity utilization. Under U.S. international trade legislation enacted in 2000, it is not economical for us to utilize yarn from our Canadian yarn spinning facilities to supply our offshore textile operations, which must use U.S. yarn in order to be eligible for duty-free access to U.S. markets. Approximately 85% of our overall sales are currently made to the United States. The new Central American Free Trade Agreement (CAFTA), which is expected to be implemented by the United States in the first half of 2005, will also allow duty-free access from our offshore manufacturing hubs for products using regionally-spun yarn, but this new legislation will still not provide for the use of Canadian yarn. In addition to the impact of lower capacity utilization on our Canadian yarn spinning facilities, their cost structure has also been negatively impacted by the recent appreciation of the Canadian dollar and by the deregulation of electricity costs in the province of Ontario.

                 In the first quarter of 2004, we formed Cedartown, a 50%/50% owned joint venture company with Frontier, which acquired all of the assets of an existing yarn spinning facility located in Cedartown, Georgia. The total cost of the equipment and real estate for the Cedartown acquisition, including Frontier’s 50% share of the investment, amounted to $12.5 million. Along with the February 1, 2005 announcement of the Canadian plant closures, we announced the expansion of Cedartown’s yarn spinning operations. This expansion will include the operation of a new yarn spinning facility in Clarkton, North Carolina as well as the acquisition by Cedartown of certain assets of our yarn spinning facility in Long Sault, Ontario. The transfer of these assets is expected to occur in the second quarter of fiscal 2005 and we expect the new Clarkton facility to be fully operational by the end of the third quarter of fiscal 2005.

Textile Manufacturing

                 In the last quarter of fiscal 2002, we began production at our world-class knitting, bleaching, dyeing, finishing and cutting facility in Rio Nance, Honduras. The site is strategically located within our Honduran regional manufacturing hub. We invested $15.2 million in this facility in fiscal 2002, $23.7 million in fiscal 2003 and $14.1 million in fiscal 2004. We anticipate spending an additional amount of approximately $7.6 million in fiscal 2005, which would bring the overall cost of the Rio Nance facility to $60.6 million.

                 In fiscal 2004, we began construction of two new knitting, bleaching, dyeing, finishing and cutting facilities, one in Santo Domingo, Dominican Republic to support our projected continuing sales growth, and the other in Nandaïme, Nicaragua for the production of fleece. By the end of fiscal 2004, we had invested $16.7 million in the Dominican Republic textile facility and $4.4 million in the Nicaragua textile facility. The Dominican Republic and Nicaragua facilities are expected to begin production in the second quarter of fiscal 2005 and by the end of fiscal 2005, respectively. For fiscal 2005, we anticipate spending additional amounts of approximately $40.0 million on the Dominican Republic facility and $15.0 million on the Nicaragua facility, which will bring our overall investment in the Dominican Republic and Nicaraguan facilities to $56.7 million and $19.4 million, respectively.

Sewing

                 In fiscal 2003, we began production in a new sewing facility located in Port-au-Prince, Haiti, spending $2.3 million in new equipment for this facility and an additional $2.8 million in fiscal 2004.

                 In fiscal 2003, we closed our Montreal sewing plant, which at the time provided approximately 2% of our overall sewing requirements, as this plant was no longer cost competitive or economically viable in relation to a global competitive environment. In addition, in September 2004, we closed our sewing facility in El Progreso, Honduras, for economic and operational reasons.

                 In fiscal 2004, we began production in a new sewing facility located in San Marcos, Nicaragua, spending $2.9 million in new equipment for this facility. We have recently signed lease agreements for new sewing facilities to be located in San Antonio, Honduras and Rivas, Nicaragua. During fiscal 2005, we anticipate spending an aggregate of $5.5 million to start up these new facilities, as well as to develop new sewing facilities in Haiti and the Dominican Republic. In addition to our own facilities, we supplement our production by using third party contractors in Nicaragua, El Salvador, Honduras, Haiti and the Dominican Republic.

Distribution

                 In April and November 2003 and January 2004 respectively, we opened three new distribution centers in Bletchley-Milton Keynes, United Kingdom, Brisbane, Australia and Meer, Belgium, through third party agreements. In fiscal 2004, we began a 354,000-square foot expansion of our distribution center in Eden, North Carolina, which is expected to be completed in the second quarter of fiscal 2005. In addition, in fiscal 2004, we added a new third party distribution center in Ontario, California to better serve our U.S. customers located on the west coast.

Share Structure

                 In February 2004, our Board of Directors approved the conversion of all of the Corporation’s Class B Multiple Voting Shares into Class A Subordinate Voting Shares on a one-for-one basis and without any conversion premium. The Class B Multiple Voting Shares were held by H. Greg Chamandy, Glenn J. Chamandy and Edwin B. Tisch through their respective holding companies. The conversion became effective on March 1, 2004.

                 At the annual and special meeting of the shareholders on February 2, 2005, our shareholders approved a special resolution to amend our Articles in order to change each of the issued and outstanding Class A Subordinate Voting Shares into one newly-created Common Share and to remove the Class B Multiple Voting Shares and the Class A Multiple Voting Shares, effectively eliminating our dual class voting structure.

Shareholder Rights Plan

                 On December 1, 2004, our Board of Directors adopted a shareholder rights plan, which became effective that same day. At the annual and special meeting of the shareholders on February 2, 2005, our shareholders approved a resolution confirming the ratification of the shareholder rights plan. The objectives of the shareholder rights plan are to provide the Board of Directors and the shareholders with adequate time to assess any unsolicited take-over bid for the Corporation and where appropriate, give the Board of Directors sufficient time to pursue other alternatives for maximizing shareholder value. The shareholder rights plan was not adopted in response to any specific proposal to acquire control of the Corporation nor is the Board of Directors currently aware of any pending or threatened take-over bid for the Corporation.

3.             DESCRIPTION OF THE BUSINESS

3.1           Business Overview

                 We are a rapidly growing, vertically-integrated manufacturer and marketer of premium quality basic activewear for sale principally into the wholesale imprinted activewear market in the Canadian, United States, European and Asia/Pacific apparel markets. Until fiscal 2000, our sales were exclusively in Canada and the United States. During the past five years we have established a strong base for future growth in Europe, where, as at January 31, 2005, we have a network of 36 distributors in 20 countries. We manufacture and sell premium quality 100% cotton t-shirts and 50% cotton/50% polyester t-shirts, placket collar sport shirts and premium quality fleece products in a variety of weights, sizes, colors and styles. We sell our products as “blanks”, which are ultimately decorated with designs and logos for sale to end users.

                 Over the past several years, we have significantly increased our sales and earnings. From fiscal 1993 through fiscal 2004, our sales grew from $24.0 million to $533.4 million, representing a compounded annual growth rate of 32.6%.

                 Our sales growth has been supported by the continuing expansion of our manufacturing capacity. In fiscal 2004, our sales increased to 26.9 million dozen, compared with 22.6 million dozen in the previous fiscal year. Moreover, we expect to expand our capacity to accommodate annual production of 65 million dozen by 2009, principally through the development of additional integrated textile facilities in the Dominican Republic and Nicaragua. We have acquired sufficient land to implement further major capacity expansion in the Dominican Republic and Nicaragua, in order to have additional capacity in place by the end of 2008.

                 All of our new capacity is being added at the low end of the cost curve, reflecting our commitment to grow using the latest state-of-the-art manufacturing technology. Our mission is to constantly reinforce our position as the low-cost producer and leading marketer of premium quality basic activewear in all of the geographical markets we serve. In addition to utilizing our new capacity to maximize further growth in the wholesale imprinted activewear market, we intend to start to penetrate the mass-market retail channel in fiscal 2005.

Operating Strategy

                 We believe that our focus on low-cost manufacturing, our customer relationships and our reputation for premium quality are the reasons we have been able to rapidly increase our market presence and establish our market leadership in the imprinted sportswear market. We attribute our strong operating performance to our strategy, which is composed of the following principal components:

                 Emphasis on Premium Quality Products.  We offer our products in a wide variety of weights, sizes, colors and styles. All of our products are designed to include premium quality features, such as topstitched seamless collars, taped neck and shoulders, double stitched seams, and quarter-turned bodies to eliminate the center crease. To ensure the premium quality of our products, we apply stringent quality control procedures at all stages of the production process, both at our facilities and those of our contractors.

                 Competitive Pricing and Low-Cost Operations.  We believe that our combination of competitive prices and premium quality products provides superior value to our customers. We are able to price our products competitively because of our success in maintaining low production and operating costs. We accomplish this by:

•	investing in modern, automated equipment and facilities;

•
increasing our capacity through the development of integrated regional hubs in Central America and the Caribbean Basin, where we benefit from strategic locations, favorable international trade agreements, excellent infrastructure and a qualified, cost-efficient labor force; and

•	focusing on producing a narrow range of basic product-lines in high-volume, which allows us to maximize production efficiencies.

                 Modern, Vertically-Integrated Operations.   We control all aspects of our apparel manufacturing process. This strategy ensures that every Gildan garment manufactured meets the industry’s most stringent quality standards. We believe that our modern, vertically-integrated operations, which have been designed and developed to support our operating strategy, provide us with the flexibility and efficiency to meet our customers’ needs. We intend to continue to acquire modern, automated equipment for all aspects of our manufacturing process to maximize productivity and achieve high efficiency rates. The continuous re-investment in our manufacturing facilities enables us to add capacity, reduce manufacturing costs as well as monitor quality at all stages of the production process, thus enabling us to maximize profit margins. During fiscal 2004, we continued to successfully operate our world-class integrated textile facility in Rio Nance, Honduras. We also began the development of two new state-of-the-art integrated textile facilities, one in Santo Domingo, Dominican Republic, which is expected to begin production in the second quarter of fiscal 2005, and one in Nandaïme, Nicaragua, which is expected to begin production by the end of fiscal 2005. In addition, in the first quarter of fiscal 2004, we formed Cedartown, a 50%/50% owned joint venture company with Frontier, which acquired all of the assets of an existing yarn spinning facility located in Cedartown, Georgia. Cedartown will also be operating a new yarn spinning facility in Clarkton, North Carolina by the end of the third quarter of fiscal 2005.

                 Experienced Management Team.  Our senior executives have significant industry experience. We have complemented our senior management team by integrating managers who fit with our entrepreneurial culture, while also providing the depth and experience gained in other environments. We believe our management team is well positioned to successfully manage our growth and strategic development.

Growth Strategy

                 During fiscal 2004, we purchased land in the Dominican Republic and began construction of a second state-of-the-art knitting, bleaching, dyeing, finishing and cutting facility. The land we purchased is large enough to accommodate an anticipated further major capacity addition on the same site. The fabric manufactured will be sewn both in the Dominican Republic and Haiti, where we already operate an integrated sewing plant and have established relationships with external contractors.

                 During fiscal 2004, we also purchased land in Nicaragua and began construction of a third state-of-the-art knitting, bleaching, dyeing, finishing and cutting facility that will be utilized primarily for the production of fleece. The fabric manufactured at this facility will be sewn in Nicaragua, where we already operate a sewing plant and plan to start a new sewing plant in fiscal 2005.

                 We plan to complete the construction of the Dominican Republic and Nicaragua facilities and begin production in the second quarter of fiscal 2005 and by the end of fiscal 2005, respectively. We expect to ramp-up these facilities to full capacity in fiscal 2006. The scale of the new textile facilities in the Dominican Republic and Nicaragua will be comparable to that of the Rio Nance, Honduras facility, and these two new integrated manufacturing hubs will be based on the successful model of our integrated textile and sewing operations in Honduras. The total capital cost of the Dominican Republic and Nicaragua facilities is estimated to be in the order of $60 million each.

                 The new capacity generated by the Dominican Republic/Haiti and Honduras/Nicaragua hubs is expected to be utilized primarily to support our continuing sales growth and market share targets in our existing products and our existing market channels, as well as to support our entry into the retail channel.

                 As we bring in significant new production capacity, we believe that we will continue to build further on our leadership position in the U.S. and Canadian wholesale markets and pursue further penetration of global market opportunities. We anticipate that our projected organic unit sales growth will result in unit volume growth over the next five years to annual sales of approximately 60 million dozen, an increase of more than 120% over fiscal 2004. During this period our objective will be to achieve our market share targets and optimize our overall cost structure in the wholesale imprinted sportswear market. Other significant growth opportunities in this market include leveraging the Dominican Republic/Haiti and Honduras/Nicaragua hubs to drive penetration of new geographical markets, to further penetrate other segments of the North America wholesale channel, and to enter the retail channel.

                 As we continue to develop and expand our integrated manufacturing hubs in Central America and the Caribbean Basin, we believe that the extension of our wholesale brand into the retail channel of distribution will represent the most attractive long-term strategy to leverage our existing manufacturing strengths and core competencies, ensuring our continuing long-term growth and strategic development, and ultimately creating maximum value for our shareholders. Over the next five years, we plan to manage our entry into retail markets in a conservative and gradual manner with the capacity that we have available, and build a solid base from which to drive significant long-term market penetration. In fiscal 2004, we hired an experienced industry executive to spearhead our retail initiative and we expect an initial entry into the retail market in fiscal 2005. During fiscal 2005, we expect to make considerable progress to position Gildan for further retail penetration in fiscal 2006 when our new manufacturing hubs come on-stream, including the expansion of our distribution center in Eden, North Carolina.

                 We plan to continue to sell the same basic undecorated apparel products into the retail channel, as well as potentially introduce complementary products that also leverage our existing core competencies and our existing competitive strengths. We intend to follow the same pricing strategy as in the wholesale market, by using our cost efficiencies to lower selling prices and then use lower selling prices to achieve market penetration. The competition in the retail channel is essentially the same as in the wholesale channel. As a low-cost producer with large, state-of-the-art manufacturing facilities, a strong management team, including an experienced sales and marketing group, as well as the leading brand in the wholesale channel, we are better positioned today to compete successfully in the retail channel than we were when we first entered the wholesale market.

                 As we bring in new production capacity with our Dominican Republic/Haiti and Honduras/Nicaragua hubs, we expect to pursue further global market opportunities, in addition to our existing served markets in Europe, Australia and Japan. As part of our expansion into new geographic markets, we plan to evaluate opportunities to capitalize on the growth of the domestic consumer market in China.

Industry Overview

                 We focus principally on sales of t-shirts, placket collar sport shirts and fleece products in “blank” form, to the wholesale imprinted activewear market. “Imprinted” activewear is typically decorated with a screenprint or embroidered with a logo, design or character before it reaches the end user. Imprinted activewear is either branded or private label. Branded products display the manufacturer’s label, whereas products sold on a private label basis display the brand name of the customer.

                 We believe that growth in the imprinted activewear market has been driven by several trends, such as the following:

•	continued use of activewear for event merchandising (such as concerts, festivals, etc.);

•	continued evolution of the entertainment/sports licensing and merchandising businesses;

•	a greater use and acceptance of casual dress in the workplace;

•	the growing use of activewear for uniform applications and corporate promotions; and

•	continued increases in tourism applications of activewear products.

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

Products

                 Gildan’s product offering focuses on core basic activewear styles, sold in a variety of fabrics, weights and colors. Silhouettes include basic t-shirts, long sleeve t-shirts, sleeveless t-shirts, ringer tees, tank tops, pocket t-shirts, basic sport shirts, pocketed sport shirts, crewneck sweatshirts, hooded sweatshirts and sweatpants. Each product category is serviced by various labels (each indicative of a specific quality level or fabric type), such as Ultra Cotton™, Heavy Cotton, Ultra Blend™ and Heavy Blend™. We offer 100% cotton as well as blended cotton and polyester products.

T-shirts

                 T-shirts represented approximately 80% of our sales in fiscal 2004 and in fiscal 2003. Our primary t-shirt offerings are the Gildan Activewear Ultra Cotton™ T-shirt (6.1 oz. per sq. yd.), the Gildan Activewear Heavyweight Cotton T-shirt (5.4 oz. per sq. yd.) and the Gildan Activewear Ultra Blend™ T-shirt (5.6 oz. per sq. yd.). Each of these t-shirt lines incorporates styles with enhanced features, such as double stitched necklines, seamless collars, taped neck and shoulders, quarter-turned bodies and superior knit surfaces to enhance printability of the fabrics. A variety of styles complement the basic adult t-shirt styles within each label offering.

Fleece Products

                 In fiscal 2004 and fiscal 2003, slightly above 10% of our sales were derived from the sale of fleece products. In fiscal 2003, we added a new label of fleece fabric, Heavyweight Blend™, targeted at the high volume price driven category. In an effort to increase the value to end customers, we increased the fabric weights of our 50/50 Ultra Blend™ fleece collection to 9.3 oz per sq. yd. and our 80/20 Ultra Cotton™ fleece collection to 10 oz. per sq. yd. We also expanded the color palettes within each of the label offerings, and added a new Youth Crewneck and Hooded sweatshirt, along with a non-pocketed pant.

Placket Collar Sport Shirts

                 In fiscal 2004 and fiscal 2003, placket collar sport shirts represented slightly below 10% of our sales. In calendar 2004, we achieved the #1 brand position in the U.S. distributor network as reported in the S.T.A.R.S. Report produced by ACNielsen Market Decisions (the “S.T.A.R.S. Report”). The market and market share data in the S.T.A.R.S. Report for the U.S. wholesale distributor market for calendar 2004 excludes sales by three large distributors who have discontinued their participation in the report and the value of the report is therefore diminished compared to prior years. We will continue to monitor the value of presenting data from the S.T.A.R.S. Report in the future.

                 We produce placket collar sport shirts in a variety of weights, sizes, colors and styles, with or without a pocket. Our placket collar sport shirts include the 100% cotton Ultra Cotton™ Sport Shirt in jersey fabric (6.1 oz. per sq. yd.) and piqué fabric (7.0 oz. per sq. yd.) and the 50% cotton/50% polyester Gildan Activewear Ultra Blend™ Sport Shirt in blended jersey fabric (5.6 oz. per sq. yd.) and piqué fabric (6.5 oz. per sq. yd.). In January 2003, together with the introduction of our Gildan Activewear Ultra Cotton™ Long Sleeve Sport Shirt (7.0 oz. per sq. yd.) in piqué fabric, we introduced four fashion sport shirts, the Gildan Activewear Ultra Cotton™ Fashion Sport Shirt (7.0 oz. per sq. yd.) in piqué fabric featuring fashion collars and cuffs in racing, jacquard, pin stripe and wide stripe styles.

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

                 Our retail sales team will be structured similarly to that of our wholesale imprinted segment. As our retail sales materialize, sales executives will be located in countries relatively close to the customers they service and will work from their homes.

Customers

                 In fiscal 2004, we sold our products in Canada, the United States and Europe and other markets, which accounted for 8%, 85% and 7% of total sales, respectively. For a breakdown of our total sales by geographic market for each of the last three financial years, reference is made to Note 15 to the Consolidated Financial Statements of the Corporation included in our 2004 Annual Report, which is incorporated herein by reference. We currently sell our products to approximately 150 customers. Our customer mix is highly diverse. In fiscal 2004, our top two customers accounted for 31.2% of total sales, with the balance of our top ten customers accounting for approximately 29.5% of total sales. In calendar 2004, we added two new major U.S. distributors to our U.S. distributor network.

                 Approximately 90% of total sales in fiscal 2004 were made through our wholesale distributors. Although we have long-term ongoing relationships with our distributor network, we do not have formal contractual agreements with them whereby they must purchase a minimum quantity of our products. Instead, we meet with these customers at the beginning of each fiscal year to ascertain their projected requirements and then plan our production and marketing strategy accordingly. Our wholesale distributor customers then send purchase orders to us during the course of the fiscal year. Distributors can also utilize a computerized vendor-managed inventory system. Customer projections have historically been reliable indicators of actual orders, and our experience with this practice has been favorable.

Raw Materials

                 Cotton and polyester fibers are the main raw materials used in the manufacturing of our products. Cotton is used in the manufacturing of 100% cotton yarn while polyester is added in the manufacturing of 50% cotton/50% polyester blend yarn. Polyester pricing is negotiated on an annual basis, while cotton fiber pricing is fixed in the futures markets.

                 On January 1, 2001, we entered into a supply agreement with Frontier, which agreement, as amended, expires on September 30, 2008. This agreement allows us to source any type of yarn originating from the United States. In the first quarter of fiscal 2004, we acquired, through Cedartown, a 50%/50% owned joint venture with Frontier, a yarn spinning facility located in Cedartown, Georgia, which supplies us with 100% cotton U.S. origin yarn. We plan to transfer most of our yarn spinning assets from our Long Sault, Ontario facility to a new facility to be leased by Cedartown in Clarkton, North Carolina. Our two yarn spinning facilities in Long Sault, Ontario and Montreal, Québec will be closed effective March 31, 2005.

                 During fiscal 2004, the supply agreement with Frontier, the jointly owned Cedartown facility and our two Canadian facilities provided us with 100% of our commodity yarn requirements. In the first quarter of fiscal 2005, we entered into an additional supply agreement with Parkdale America, llc (“Parkdale”) for the delivery of yarn until 2009. We expect that our commodity yarn requirements will continue to be met by the expansion of Cedartown’s yarn spinning operations in Clarkton, North Carolina and the supply agreements currently in place with Frontier and Parkdale.

                 We also purchase chemicals, dyestuffs and trims through a variety of suppliers. These products have historically been available in sufficient supply.

Quality Control

                 Our quality control team has adopted strict standards and procedures to ensure the quality of our products. This team enforces plant-specific quality control standards at the facilities we own and monitors quality control at the facilities run by offshore contractors. As a result of our quality control team’s efforts, we have not experienced any significant quality claims from our customers or end users.

Management Information Systems

                 We have invested in information technology as a tool to:

•	prepare financial analysis and reporting to allow us to reduce overall costs;

•	enhance the efficiency of our garment design and manufacturing; and

•	support the sale and distribution of our products to our customers.

                 Our production software processes customer orders and monitors production throughout our supply chain, from spinning to sewing and during packaging and distribution. We believe that our information technology has been effective in meeting our needs. By the end of fiscal 2002, we had completed the implementation of the sales management and distribution modules of our new Enterprise Resource Planning (“ERP”) system in all locations where we operate. In fiscal 2003, we introduced a business to business e-commerce application with customers, including a full vendor-managed inventory module. In addition, the cutting and sewing processes have been integrated into the manufacturing module. In fiscal 2004, we increased the coverage of our ERP system to more of our manufacturing facilities and before the end of fiscal 2005, we expect to have all our major manufacturing facilities live on our ERP system. In addition, in fiscal 2005 we plan to install a new state-of-the-art warehouse management system in our Eden, North Carolina distribution center. Finally, in fiscal 2005, we expect to have completed our plan for upgrading our system capabilities in the areas of demand forecasting and production and distribution planning.

Seasonality

                 The activewear business is seasonal. Our percentage sales breakdown by quarter for fiscal 2004 was as follows: 14.6% for the first quarter, 26.5% for the second quarter, 31.6% for the third quarter and 27.3% for the fourth quarter. This trend is consistent with the prior fiscal year. We meet with our customers at the beginning of each fiscal year to ascertain their projected requirements and then plan our production and marketing strategy accordingly. Based on these discussions, we produce and store finished goods inventory in order to meet the expected demand for delivery in the second half of the fiscal year. However, if after producing and storing inventory in anticipation of third and fourth quarter deliveries, demand is significantly less than expected, a risk inherent in our business is that we may be required to hold inventory for an extended period of time at our expense, or sell the excess inventory at reduced prices, thereby reducing profits.

Competition

                 The wholesale imprinted activewear segment of the North American apparel market in which we compete includes a number of significant competitors. Our primary competitors are the major U.S.-based manufacturers of basic branded activewear for the wholesale and retail channels. These manufacturers include the Hanes and Outer Banks divisions of Sara Lee Corporation, the Jerzees division of Russell Corporation, Fruit of the Loom, Inc., a wholly-owned subsidiary of Berkshire Hathaway, Inc. (“Fruit of the Loom”) and Anvil Knitwear, Inc.

                 We compete primarily on the basis of quality and price. We produce only premium quality products. We are able to price our products competitively because of our success in maintaining low production and operating costs. We accomplish this by:

•	investing in modern, automated equipment and facilities;

•	increasing capacity through the development of integrated regional hubs in Central America and the Caribbean Basin, where we benefit from strategic locations, favorable international trade agreements, excellent infrastructure and a qualified, cost-efficient labor force; and

•	focusing on producing a narrow range of basic product-lines in high-volume, which allows us to maximize production efficiencies.

                 Our market share in the U.S. wholesale distribution market was 30.2% in the overall t-shirt category, 23.5% in the sport shirt category and 16.1% in the fleece category at the end of fiscal 2004. All U.S. market share data is based on the S.T.A.R.S. Report.

                 Our ability to remain competitive in the areas of quality, price, marketing, product development, manufacturing, distribution and order processing will, in large part, determine our future success. Changes in the regulatory environment affecting the textile and apparel industries may also affect the competitive pressures facing us. See “Business Overview — Trade Regulatory Environment”.

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

World Trade Organization – Agreement on Textiles and Clothing

                 In 1995, the World Trade Organization (“WTO”) implemented the Agreement on Textiles and Clothing, requiring importing countries, including Canada, the United States and countries in Western Europe to eliminate quotas on imports of textiles and apparel from WTO member exporting countries by 2005. China became a member of the WTO on January 1, 2002 and now enjoys the full benefit of the elimination of textile quotas, except that China’s WTO accession agreement allows importing countries to impose limited quotas on its exports in cases of market disruption.

                 The WTO also obtained commitments from all WTO members to reduce tariffs over a ten-year period. The United States’ tariff reductions in the textile and apparel sector have been very small, and textiles and apparel remain one of the most highly tariff protected U.S. industries, despite the elimination of quotas.

NAFTA

                 The North America Free Trade Agreement (“NAFTA”) was implemented in 1994. This agreement established a free trade area among Canada, the United States and Mexico. None of the benefits of NAFTA apply to our goods sewn outside of the three NAFTA countries and exported to the United States or Canada for distribution.

                 All NAFTA originating textile and apparel goods traded among the three NAFTA countries are duty-free. Subject to certain exceptions and additional criteria, NAFTA generally requires NAFTA originating garments to be made in NAFTA countries from the yarn stage forward. In other words, the yarn must be spun or extruded in a NAFTA country, the fabric must be woven or knitted in a NAFTA country, and the apparel must be cut and assembled in a NAFTA country. Because we knit certain of our fabric in Canada from Canadian and American yarn, our garments sewn in Mexico from this fabric are NAFTA originating.

                 Non-NAFTA originating garments cut and sewn in the NAFTA territory from non-NAFTA originating yarn or fabric are entitled to receive NAFTA duty rates up to “tariff preference levels.” A tariff preference level is a quota that allows non-NAFTA originating goods to receive the same duty treatment as qualifying goods until that quota level is filled.

Other Trade Agreements and Programs

                 NAFTA may be expanded in the future to include other countries. Canada, Mexico and the United States have each implemented separate bilateral free trade agreements with Chile. The United States has also implemented bilateral free trade agreements with Australia, Israel, Jordan and Singapore, and has recently concluded negotiations for a Central America Free Trade Agreement (“CAFTA”), to be presented to Congress for implementation in 2005. Under CAFTA, textile and apparel originating from CAFTA countries will be duty and quota-free, provided that yarn formed in the United States or other CAFTA countries is used to produce the fabric.

                 In 2000, the United States extended preferential trade treatment for apparel to the Caribbean Basin Initiative (“CBI”) countries by enacting the Caribbean Basin Trade Partnership Act (“CBTPA”). The CBTPA eliminates U.S. duty on garments assembled in those countries from fabric wholly formed in the United States from yarn wholly formed in the United States. It also provides duty-free treatment for limited quantities of knit garments produced in those countries from fabric knit in CBI countries using yarn wholly formed in the United States.

                 Also in 2000, the United States enacted the African Growth and Opportunity Act (“AGOA”), giving sub-Saharan African countries benefits similar to CBTPA. Unlike CBTPA, AGOA provides additional duty-free treatment to limited quantities of garments produced in beneficiary countries with regional fabric using regional or U.S. yarn, and in least developed countries with fabric of any origin. In 2002, the United States enacted the Andean Trade Preference and Drug Eradication Act (“ATPDEA”), giving the Andean countries benefits similar to CBTPA, except that the ATPDEA contains more liberal provisions for limited quantities of garments made in those countries with regional fabric and yarn.

                 The changes expected under CAFTA and already in place under CBTPA, AGOA and ATPDEA disadvantage our Canadian yarn and fabric production, since they require either U.S. or regional inputs. This explains our announcement made on February 1, 2005 regarding the closure of our two Canadian yarn spinning facilities. These provisions will, however, benefit our Central American and Caribbean Basin fabric and garment production. We have implemented a manufacturing and distribution plan that allows us to supply an increasing majority of our geographical markets on a duty-free basis.

                 The United States is also contemplating additional free trade agreements with Bahrain, the Andean countries, Panama, and the members of the South African Customs Union. Since January 1, 2003, textile and apparel products originating from approximately 48 Least Developed Countries (“LDCs”) are allowed into Canada duty and quota-free under certain rules of origin. Similar legislation has also been introduced by Australia for its domestic market.

                 As for the Free Trade Agreement of the Americas, or FTAA, the interested countries, which include Canada, the United States and Central American countries, are continuing to work on this agreement. While the anticipated implementation date has been pushed back beyond calendar 2005, a successful FTAA would open a free trade area among all of the 34 expected participants, thus allowing all of our manufacturing operations in these regions to operate within a duty-free environment.

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

3.2            Property, Plants and Equipment

Textile Operations

                 Yarn.  Our Long Sault, Ontario and Montreal, Québec plants provided virtually all of the commodity yarn requirements of our Canadian textile manufacturing facilities during fiscal 2004.

                 In the first quarter of fiscal 2004, we acquired, through Cedartown, a 50%/50% owned joint venture with Frontier, a yarn spinning facility located in Cedartown, Georgia, which supplies our offshore textile manufacturing facilities with 100% cotton U.S. origin yarn. We plan to close our two Canadian yarn spinning facilities in the second quarter of fiscal 2005 and expand our Cedartown operations by leasing an additional facility in Clarkton, North Carolina, for the supply of 100% cotton U.S. origin yarn. Cedartown will purchase certain yarn spinning equipment from our Long Sault facility for use in the Clarkton facility. We expect the new Clarkton facility to be fully operational by the end of the third quarter of fiscal 2005.

                 Knitting.  We currently conduct knitting operations at our knitting facility in Montreal, Québec. We operate circular and flat knitting machines at this facility, producing jersey, piqué, fleece and ribbing in body-sized fabrics in tubular form using cotton and cotton/polyester yarns. During fiscal 2004, we expanded our knitting operations in our integrated facility in Rio Nance, Honduras, which benefits from the duty relief provisions established under U.S. trade liberalization legislation. See “Business Overview — Trade Regulatory Environment — Other Trade Agreements and Programs”. We are also planning to conduct knitting operations in the Dominican Republic and Nicaragua once the construction of our new integrated textile facilities is completed.

                 Dyeing and Finishing.  Knitted fabric produced at our facility in Montreal, Québec is batched for bleaching and dyeing and is taken to our dyeing and finishing facilities in Valleyfield, Québec and Montreal, Québec. During fiscal 2004, we expanded our bleaching, dyeing and finishing operations in our integrated textile facility in Rio Nance, Honduras for the fabric knitted in that facility. We are also planning to conduct bleaching, dyeing and finishing operations in the Dominican Republic and Nicaragua once the construction of our new integrated textile facilities is completed.

                 Cutting.  All of the fabric produced at the Montreal and Valleyfield plants is shipped to our automated cutting facility located in Bombay, New York. During fiscal 2004, we expanded our cutting operations for fabric produced in Honduras in our integrated Rio Nance facility, thereby leveraging our existing manufacturing infrastructure and also reducing transportation costs. We are also planning to conduct cutting operations in the Dominican Republic and Nicaragua once the construction of our new integrated textile facilities is completed.

Sewing Operations

                 We conduct our sewing operations primarily through our two facilities in Honduras, our two facilities in Mexico, our facility in Haiti and our new facility in Nicaragua. In addition to these six facilities, we supplement our production by using third party contractors in Nicaragua, El Salvador, Honduras, Haiti and the Dominican Republic. These facilities provide us with substantially all of our market sewing assembly requirements. We started operations in our San Marcos, Nicaragua facility during fiscal 2004. In September 2004, we closed our sewing facility in El Progreso, Honduras for economic and operational reasons. In conjunction with the expansion of our Central American regional manufacturing hub, we are planning to start operations in new sewing facilities in San Antonio, Honduras and Rivas, Nicaragua during fiscal 2005. In fiscal 2005, we also expect to develop new sewing facilities in the Dominican Republic and Haiti.

Distribution Operations

                 We distribute our products in the United States out of a 300,000–square foot purpose-built, low–cost distribution center in Eden, North Carolina as well as out of a distribution center operated by a third party in Ontario, California. In August 2004, we began a project to expand the North Carolina facility to 654,000 square feet. This expansion is expected to be completed in the second quarter of fiscal 2005. The North Carolina facility maintains our distribution operations close to our customers, providing us with the space needed for continuing growth. The third party warehouse in California was added in fiscal 2004 for the purpose of providing next day service to direct customers on the U.S. west coast. Our Canadian customers are serviced from a 60,000–square foot distribution center located in Montreal, Québec. Customers in Europe are serviced from distribution centers operated by third parties in Meer, Belgium and Bletchley-Milton Keynes, United Kingdom. Customers in Australia are serviced from a distribution center operated by a third party in Brisbane, Australia.

Properties

                 The following table sets forth the location and use of each of our principal properties and indicates whether it is owned or leased, and if leased, when the lease expires.

Location	Use	Owned or Leased	Lease Expiration (1)

Montreal, Québec	Executive offices	Owned	n/a
	Knitting facility	Owned	n/a
St. Michael, Barbados	Executive offices	Owned	n/a
Valleyfield, Québec	Dyeing and finishing facility	Owned	n/a
Montreal, Québec	Dyeing and finishing facility	Owned	n/a
Bombay, New York	Cutting facility	Leased	2006
Rio Nance, Honduras	Knitting, dyeing, finishing
	and cutting facility	Owned	n/a
Santo Domingo, Dominican Republic (2)	Knitting, dyeing, finishing and cutting facility	Owned	n/a
Nandaïme, Nicaragua(2)	Knitting, dyeing, finishing and cutting facility	Owned	n/a
San Pedro Sula, Honduras	Sewing facility	Leased	2012
Choloma, Honduras	Sewing facility	Leased	2007
Castaños, Mexico	Sewing facility	Owned	n/a
San Buenaventura, Mexico	Sewing facility	Leased	2005
Montreal, Québec	Distribution facility	Owned	n/a
Eden, North Carolina	Distribution facility	Owned	n/a
Eden, North Carolina	Distribution facility	Leased	2005
Montreal, Québec(3)	Yarn Spinning facility	Owned	n/a
Long Sault, Ontario(3)	Yarn Spinning facility	Owned	n/a
San Marcos, Nicaragua	Sewing facility	Leased	2009
Rivas, Nicaragua(4)	Sewing facility	Leased	2011
San Antonio, Honduras (4)	Sewing facility	Leased	2010
Port-au-Prince, Haiti	Sewing facility	Leased	2010
Cedartown, Georgia	Yarn Spinning facility	Owned(5)	n/a
Clarkton, North Carolina	Yarn Spinning facility	Leased(5)

(1) Includes renewals.
(2) Under construction.
(3) The yarn spinning facilities in Montreal, Québec and Long Sault, Ontario are expected to be shut down by the end of March 2005.
(4) Jointly with Frontier.
(5) We expect these facilities to begin production during fiscal 2005.

                 We believe that all of these facilities, whether owned or leased, are well maintained and in good operating condition.

                 Our revolving term credit facility and senior notes are secured by a first ranking moveable hypothec and security interest on most of our assets located at a majority of our facilities. The lenders under the term credit facility and the noteholders, among others, are party to an intercreditor agreement, which provides that the lenders and the noteholders shall in all respects be pari passu first and senior liens in respect of our assets.

Labor Practices

                 We have invested significant time and resources in ensuring that the working conditions in all our facilities meet or exceed the standards imposed by Canadian occupational health and safety laws. In addition to having our own Code of Conduct, which is available on our website at www.gildan.com, we have obtained WRAP (Worldwide Responsible Apparel Production) certification for all of our existing sewing plants in Honduras and for our main Mexican facility. To ensure that these employment standards are appropriate, we have worked with the Canadian International Development Agency, a Canadian federal governmental agency, to secure the servic es of professionals who specialize in social/gender analysis and environmental audits with respect to developing nations. We also contractually obligate any outside contractor to follow prescribed employment policies as well as our Code of Conduct.

                 In November 2003, we also joined the Fair Labor Association (“FLA”) as a Participating Company. The FLA is recognized internationally as one of the most highly respected verification agencies and promotes adherence to international labor standards and improving working conditions. We also conduct regular third party audits of our facilities.

3.3            Risk Factors

                 Please see the “Risks” section of our management’s discussion and analysis on pages 43 to 46 of the 2004 Annual Report.

3.4            Employees

                 As at December 31, 2004, we employed 8,337 full-time employees, including 1,069 in Canada, 1,761 in Mexico, 3,705 in Honduras, 928 in Haiti, 534 in Nicaragua, 271 in the United States, 66 in Barbados, 2 in Europe and 1 in Australia. Of these employees, 604 Canadian employees are covered by collective bargaining agreements. 166 employees at the Valleyfield dyeing and finishing facility are covered by a collective bargaining agreement that expires on October 31, 2005. 190 employees at the Montreal dyeing and finishing facility are covered by a collective bargaining agreement that expires on December 31, 2005. 153 employees in our Long Sault, Ontario yarn mill are covered by a collective bargaining agreement that expires on September 30, 2006. 95 employees in our Montreal yarn mill are covered by a collective bargaining agreement that expires on October 31, 2007. We consider our relations with our employees to be very good and, as of the date hereof, we have not experienced any work stoppages that have had a material impact on our operations. We plan to close our yarn spinning facilities in Long Sault, Ontario and Montreal, Québec effective March 31, 2005.

4.             DIVIDEND POLICY

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

5.             CAPITAL STRUCTURE

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

Rank

                 The First Preferred Shares rank senior to the Second Preferred Shares and the Common Shares with respect to the payment of dividends, return of capital and the distribution of assets in the event of the liquidation, dissolution or winding-up of Gildan. The First Preferred Shares in each series rank equally with the First Preferred Shares of any other series.

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

Rank

                 The Second Preferred Shares are subject and subordinate to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares. The Second Preferred Shares rank senior to the Common Shares with respect to payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding-up of Gildan. The Second Preferred Shares in each series rank equally with the Second Preferred Shares of any other series.

Voting Rights

                 Unless the Articles otherwise provide with respect to any series of the Second Preferred Shares, the holders of the Second Preferred Shares are not entitled to receive any notice of or attend any meeting of the shareholders of Gildan and are not entitled to vote at any such meeting.

Common Shares

                 Following the conversion of all of the Corporation’s Class B Multiple Voting Shares into Class A Subordinate Voting Shares, the Corporation’s shareholders approved a special resolution to amend the Corporation’s Articles in order to change each of the issued and outstanding Class A Subordinate Voting Shares into one newly-created Common Share and to remove the Class B Multiple Voting Shares and the Class A Subordinate Voting Shares.

                 The Common Shares are subject to and subordinate to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares and the Second Preferred Shares. Each holder of Common Shares shall have the right to receive any dividend declared by the Corporation and the right to receive the remaining property and assets of the Corporation on dissolution.

                 Each holder of Common Shares is entitled to receive notice of and to attend all meetings of shareholders of the Corporation, except meetings of which only holders of another particular class or series shall have the right to vote. Each Common Share shall entitle the holder thereof to one (1) vote.

6.             MARKET FOR SECURITIIES

                 The Common Shares of the Corporation are listed on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) under the symbol “GIL”. The Class A Subordinate Voting Shares (now the Common Shares), which were issued at an offering price of $5.145 (US$3.50), began trading on the TSX, the Montreal Exchange (the “ME”) and the American Stock Exchange (“AMEX”) on June 17, 1998. Prior to that date, there was no public market for the Class A Subordinate Voting Shares. On September 1, 1999, the Class A Subordinate Voting Shares (now the Common Shares) commenced trading on the NYSE. We delisted such shares from AMEX on August 31, 1999. As a result of a restructuring of Canada’s stock exchanges, which took effect on December 7, 1999, we are no longer listed on the ME.

                  The table below shows the monthly price range per share and the trading volume of the Class A Subordinate Voting Shares (now the Common Shares) for the fiscal year ended October 3, 2004 on the TSX (in Cdn$) and on the NYSE (in US$).

COMMON SHARES
Toronto Stock Exchange (TSX)				New York Stock Exchange (NYSE)

Month	High	Low	Trading Volume	Month	High	Low	Trading Volume

October 6 to 31, 2003	38.93	34.50	1,612,600	October 6 to 31, 2003	29.09	26.37	296,200
November 2003	39.00	35.00	2,270,900	November 2003	29.80	26.16	430,200
December 2003	40.55	35.20	2,193,600	December 2003	31.15	27.00	621,100
January 2004	40.99	38.13	962,100	January 2004	32.05	29.73	533,700
February 2004	43.95	39.66	1,154,900	February 2004	33.45	29.65	187,400
March 2004	44.90	41.00	1,002,200	March 2004	34.08	31.33	381,000
April 2004	42.17	37.02	1,374,600	April 2004	32.11	29.12	365,000
May 2004	40.57	37.50	5,519,400	May 2004	29.60	27.16	431,500
June 2004	39.42	36.28	1,625,300	June 2004	28.94	26.59	304,500
July 2004	38.02	34.07	896,300	July 2004	28.73	26.14	374,500
August 2004	37.97	35.12	1,586,800	August 2004	28.80	26.10	234,000
September 2004	36.85	33.85	1,774,800	September 2004	28.42	26.20	414,400
October 1 to 3, 2004	35.79	35.00	87,200	October 1 to 3, 2004	28.30	28.02	49,600

7.              DIRECTORS AND OFFICERS

                 Listed below is certain information about the current directors of Gildan. The directors have served in their respective capacities since their election and/or appointment and will continue to serve until the next annual meeting of shareholders or until a successor is duly elected.

Name and Municipality of Residence	Age	Principal Occupation	Director Since

Robert M. Baylis (2)(3)(4)
Darien, Connecticut, United States	66	Chairman of the Board of the Corporation and Corporate Director	February 1999

Glenn J. Chamandy
Montreal, Québec, Canada	43	President and Chief Executive Officer of the Corporation	May 1984

William H. Houston, III (2)(3)
Memphis, Tennessee, United States	70	President, World Trade Link (an international business consulting firm)	November 1997

Pierre Robitaille (1)(2)
St-Lambert, Québec, Canada	61	Business Advisor and Corporate Director	February 2003

Gerald H.B. Ross (1)(3)		Executive in Residence of the Faculty of Management,
Montreal, Québec, Canada	60	McGill University	February 2003

Richard P. Strubel (1)(3)
Chicago, Illinois, United States	65	Vice-Chairman and Director, UNext Inc. (a provider of advanced education over the Internet)	February 1999

Gonzalo F. Valdes-Fauli (1)(2)
Montreal, Québec, Canada	65	Executive Vice-President, Manufacturing of the Corporation	April 1996

(1) Member of the Audit and Finance Committee.
(2) Member of the Corporate Governance Committee.
(3) Member of the Compensation and Human Resources Committee.
(4) Chairman of the Board.

18

                  Listed below is certain information about the current officers and senior managers of Gildan.

Name and Municipality of Residence	Age	Position held within the Corporation

Glenn J. Chamandy(1)(2) Montreal, Québec, Canada	43	President, Chief Executive Officer and Director

Laurence G. Sellyn (1)(2)
Beaconsfield, Québec, Canada	55	Executive Vice-President, Finance and Chief Financial Officer

Michael R. Hoffman (1)
St. James, Barbados	42	President, Gildan Activewear SRL

Georges Sam Yu Sum (1)(2)
Montreal, Québec, Canada	47	Executive Vice-President, Operations

Gregg Thomassin (1)(2)		Executive Vice-President, Corporate Controller and Chief
Baie D'Urfé, Québec, Canada	45	Information Officer

Christian Langlois (1)(2) St-Basile-le-Grand, Québec, Canada	41	Executive Vice-President, Offshore Textile and Engineering

Benito Masi (1)(2) Laval, Québec, Canada	49	Executive Vice-President, Manufacturing

Serge Reynaud (1)(2) Lorraine, Québec, Canada	49	Executive Vice-President, Human Resources

Javier Echeverria		Vice-President, Finance and Systems
San Pedro Sula, Honduras	44	Gildan Activewear, Honduras

Peter Iliopoulos (2) Montreal, Québec, Canada	35	Vice-President, Taxation

Gilles Léger		Vice-President, Finance and Administration
St. James, Barbados	48	Gildan Activewear SRL

Don Luby (2)
Montreal, Québec, Canada	51	Vice-President, Information Technologies

Lindsay Matthews (2)
Montreal, Québec, Canada	34	Corporate Secretary

Shaun Parmar (2)
Montreal, Québec, Canada	38	Vice-President, Business Development

Normand Sabourin (2)
Montreal, Québec, Canada	44	Vice-President, Corporate Treasurer

Graham F. Sutherland (2)
Montreal, Québec, Canada	50	Vice-President, Internal Audit

Jose Maria Tainta Villanueva		Director of Apparel Operations
Coahuila, Mexico	39	Gildan Activewear, Mexico

(1) Executive Management Committee.
(2) Officers of the Corporation.

                 Glenn J. Chamandy is one of the founders of the Corporation and has been involved in various Chamandy family textile and apparel businesses for over twenty years. Prior to February 2004, Mr. Chamandy held the position of President and Chief Operating Officer. He was then named President and Co-Chief Executive Officer and, in August 2004, he was named President and Chief Executive Officer.

                 Robert M. Baylis, Chairman of the Board of the Corporation, serves as a director of several large corporations, including the New York Life Insurance Company, Host Marriott Corporation (luxury hotels and resorts), Covance Inc. (drug development products and services provider), and PartnerRe Ltd. (multi-line reinsurance provider).

                 William H. Houston, III is President of World Trade Link, an international business consulting firm he founded in 1988. Mr. Houston served as U.S. Ambassador/Chief Textile Negotiator for the United States Trade Representative during 1987 and 1988, and is a Past President of the Cotton Foundation and the Delta Council of Mississippi.

                 Pierre Robitaille is a business advisor. Mr. Robitaille previously pursued his career at SNC-Lavalin Group Inc., an engineering-construction firm, where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than twenty years with the public accounting and management consulting firm of Ernst & Whinney, where he held the positions of Managing Partner of the Montreal office, President of the firm in Québec, and member of its national Board of Directors. Mr. Robitaille also serves on the board of directors of Cogeco Cable Inc. and Cogeco Inc. (providers of cable TV, Internet and broadcast services), Swiss Re Company of Canada and Swiss Re Life & Health Co. Canada (global reinsurance company) and Groupe Beauchemin Éditeur Ltée (publisher).

                 Gerald H.B. Ross is Executive in Residence of the Faculty of Management of McGill University, where from August 2000 until January 1, 2005, he was Dean of the Faculty of Management. Prior to joining McGill University, Dr. Ross was senior partner of Change Lab International, a consultancy specializing in helping organizations create new strategic directions and manage change.

                 Richard P. Strubel is Vice Chairman and Director of Unext Inc., a provider of advanced education over the Internet. Mr. Strubel also serves on the board of directors of the Northern Funds and Northern Institutional Funds of The Northern Trust (financial services provider), the mutual funds of Goldman Sachs & Co. and Cantilever Technologies (software developer).

                 Gonzalo F. Valdes-Fauli is Chairman of the Board of Broadspan Capital, an investment banking firm focussed on providing merger and acquisition advisory services. Mr. Valdes-Fauli previously spent his career in positions of increasingly senior responsibility with a major UK-based global bank, Barclays Bank PLC (financial services provider), retiring in 2001 as Vice Chairman, Barclays Capital, and Group CEO Latin America. Mr. Valdes-Fauli also serves on the board of directors of Blue Cross and Blue Shield of Florida (health insurance provider), Knight Ridder, Inc. (newspaper and Internet publishing) and Banco Mercantil (financial services provider), Dominican Republic.

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

                 Georges Sam Yu Sum has been Executive Vice-President, Operations of the Corporation since 2000. From 1998 to 2000, he served as Vice-President, Operations of the Corporation and from 1995 to 1998, he served as Director of Operations of the Corporation. Prior to joining Gildan in 1995, Mr. Sam Yu Sum spent sixteen years with Dominion Textiles, where he served in various managerial capacities, from manufacturing to sales.

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

                 Christian Langlois joined the Corporation in February 2000. He was appointed Vice-President, Corporate Engineering and R & D in February 2001 and as Executive Vice-President, Offshore Textile and Engineering in August 2004. Between July 1997 and February 2000, he worked with Gildan as a consultant and was involved in engineering and textile management. Prior to July 1997, he was Director of Operations for LaGran Canada, a manufacturer of warp knit goods.

                 Benito Masi has been involved in apparel manufacturing in North America for the past 25 years. He joined Gildan in 1986, where he held various positions. He was appointed Vice-President, Apparel Manufacturing in February 2001 and his title was changed to Vice-President, Corporate Apparel Operations in September 2003. In August 2004, he was appointed Executive Vice-President, Apparel Manufacturing and Interim Country Manager for Honduras and was appointed Executive Vice-President, Manufacturing in January 2005.

                 Serge Reynaud was appointed to the position of Executive Vice-President, Human Resources of the Corporation in November 2004. Prior to joining Gildan, he worked in human resources and organizational development in Europe and, more recently, was Vice-President, Human Resources for a major corporation.

                 Javier Echeverria joined Gildan in June 2003 as Vice-President, Finance and Systems, Gildan Activewear Honduras. Prior to joining Gildan, Mr. Echeverria worked for different multinational companies in Central and South America, and relocated back to his native Honduras, after working during the last five years in the United States for companies such as Cemex, KPMG Consulting, Chiquita Brands and others. He has over twenty years of experience in the fields of corporate accounting and managerial finance.

                 Peter Iliopoulos has served as Vice-President, Taxation of the Corporation since February 2004. He joined Gildan as Director, Taxation in July 2002. Prior to joining Gildan, Mr. Iliopoulos held the position of Director, Taxation with a public manufacturing company and a mutual fund company. Mr. Iliopoulos is a Canadian Chartered Accountant.

                 Gilles Léger has been with Gildan since February 2001. He joined as Director, Internal Audit and was appointed Vice-President, Finance and Administration of Gildan Activewear SRL in February 2002. Prior to joining Gildan, Mr. Léger was from 1998 to 2001, Vice-President Finance of Expro Inc., a private company that produces chemical products. From 1994 to 1998, Mr. Léger was Corporate Controller of Wajax Limited, a Canadian public company that manufactures and distributes heavy equipment.

                 Don Luby joined Gildan in August 2004 as Vice-President, Information Technology. Prior to joining Gildan, he was Director of E-Business and IT Strategy at McCain Foods in Florenceville, New Brunswick. Mr. Luby had previously held IT leadership roles with such companies as General Motors, EDS, Baxter Healthcare and Sunquest Vacations, working in Canada, United States, France, Venezuela and Colombia.

                 Lindsay Matthews joined Gildan in November 2004 as Director, Legal Affairs and was appointed Corporate Secretary in February 2005. Prior to joining Gildan, Ms. Matthews practiced law for seven years at Ogilvy Renault in the areas of corporate and securities law.

                 Shaun Parmar joined Gildan in January 2005 as Vice-President, Business Development. Prior to joining Gildan, Mr. Parmar served as Director, Corporate Development of Telesystem International Wireless Inc. from 1999 to 2004. From 1995 to 1998, he was employed by Bell Canada International Inc. as Director, Financial Planning & Analysis. Mr. Parmar is a Certified General Accountant.

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

                 As at January 31, 2005, the executive officers and directors of the Corporation as a group own 2,833,553 Common Shares, which represents 9.53% of the voting rights attached to all Common Shares.

8.              AUDIT COMMITTEE DISCLOSURE

Mandate of the Audit and Finance Committee

The mandate of the Audit and Finance Committee is included herewith as Appendix A.

Composition of the Audit and Finance Committee

                 The Audit and Finance Committee is composed of four unrelated, independent and financially literate directors. Their education and experience that is relevant to the performance of their responsibilities as members of the Audit and Finance Committee is as follows:

                 Pierre Robitaille – Mr. Robitaille, who holds an FCA designation, is a business advisor and corporate director. He is retired from SNC-Lavalin Group Inc., where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than twenty years with the public accounting firm of Ernst & Whinney, where he held the positions of Managing Partner of the Montreal office, President of the firm in Québec and member of the firm’s national Board of Directors. Mr. Robitaille is a member of the Board of Directors and the Audit Committee of Cogeco Inc. and Cogeco Cable Inc. He is also a member of the Board of Directors of Swiss Reinsurance Canada Group. Over the course of his career, he has acquired competence in the audit of major public and private companies and a familiarity with internal controls and financial reporting procedures.

                  Dr. Gerald H.B. Ross – Dr. Ross is Executive in Residence of the Faculty of Management of McGill University, where from August 2000 until January 1, 2005, he was Dean of the Faculty of Management. Prior to joining McGill, he was founder and senior partner of Change Lab International, a consulting organization specialized in the development of techniques to assist organizations in building new visions and managing change to create competitive advantage in the marketplace. He is also Chairman of Astute Inc., an organization that develops advanced context-based learning methodologies for business. During his consulting career, Dr. Ross has worked with some of the world’s premier corporations, such as 3M, Xerox, IBM, DuPont, AT&T, Coca-Cola, Reuters and Kodak. Dr. Ross’ recent academic appointments include serving as a faculty member on the Wharton International Forum Executive Program on Cross Cultural Issues in Global Management. He also works with the University of Michigan’s Executive Education Program and has delivered programs on Managing Change to the banking industry in Saudi Arabia.

                  Richard P. Strubel – Mr. Strubel is Vice Chairman and Director of Unext Inc. He also served as President and Chief Executive Officer of Microdot Inc., a manufacturing corporation with sales of $400 million. Previously, he was president of Northwest Industries, then a New York Stock Exchange company with sales in excess of $3 billion. Mr. Strubel is a trustee of all the institutional and retail mutual funds managed by Goldman, Sachs & Co., as well as the institutional funds of the Northern Trust Company and serves as a member of the Audit Committees of these mutual fund families. He is a member of the board of trustees of the University of Chicago. Mr. Strubel has more than twenty-five years of experience in executive positions overseeing large operating corporations. He was educated at Williams College and Harvard Business School.

                 Gonzalo F. Valdes-Fauli – Mr. Valdes-Fauli is a retired Vice-Chairman of Barclays Capital, the investment banking division of Barclays Bank, London, England. Mr. Valdes-Fauli served as a member of the management committee of Barclays Capital from 1988 to 2001. He was Group Chief Executive of Barclays Bank Latin America from 1988 to 2001. He is Chairman of the Board of Directors of Broadspan Capital, LLC and Chairman of Banco Mercantil, Dominican Republic. Mr. Valdes-Fauli currently serves on the Boards of Directors of other companies, including Blue Cross Blue Shield of Florida and Knight Ridder, Inc., where he is respectively Chairman of the Corporate Governance Committee and Chairman of the Audit Committee. Mr. Valdes-Fauli is a Trustee of the University of Miami. He has more than thirty years experience in finance. He holds a Master’s Degree in international finance from Thunderbird Graduate School for International Management and a Bachelor of Science Degree in economics from Spring Hill College.

Pre-Approval of Non-audit Services

                 In accordance with the Canadian Institute of Chartered Accountants’ independence standards for auditors, the Sarbanes-Oxley Act of 2002 and rules of the U.S. Securities and Exchange Commission, the Corporation is restricted from engaging the auditors to provide certain non-audit services to the Corporation and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, information technology services, valuation services, actuarial services, internal audit services, corporate finance services, management functions, human resources functions, legal services and expert services unrelated to the audit. The Corporation does engage the auditors from time to time to provide certain non-audit services other than the restricted services. All non-audit services must be specifically pre-approved by the Audit and Finance Committee.

External Auditor Service Fees

               The aggregate fees billed by KPMG llp, Chartered Accountants (“KPMG”), the Corporation’s external auditor, for various audit-related and non-audit services rendered for the fiscal years 2004 and 2003 were as follows:

Audit Fees — The aggregate audit fees billed by the auditor for professional services rendered for the annual audit of the Corporation’s consolidated financial statements, quarterly reviews of the Corporation’s financial statements and services provided in connection with statutory and regulatory filings or engagements were Cdn$611,250 for fiscal 2004 and Cdn$586,400 for fiscal 2003.

Audit-Related Fees — The aggregate audit-related fees billed by the auditor were Cdn$55,042 for fiscal 2004 and Cdn$75,856 for fiscal 2003. These services consisted of miscellaneous assurance services.

Tax Fees — The aggregate tax fees billed by the auditor were Cdn$218,505 for fiscal 2004 and Cdn$353,269 for fiscal 2003. These services consisted of tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of employee tax returns under the Corporation’s expatriate tax service program and the preparation of annual transfer pricing studies and tax advisory services relating to domestic and international taxation.

All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were nil for fiscal 2004 and were Cdn$88,000 for fiscal 2003 for services associated with a foreign currency hedging study.

9.              LEGAL PROCEEDINGS

             The Corporation is a party to claims and litigation arising in the normal course of its operations. Management does not expect the resolution of these matters to have a materially adverse effect on the financial position or results of operations of the Corporation.

10.             TRANSFER AGENT AND REGISTRAR

             The transfer agent and registrar of the Corporation is Computershare Trust Company of Canada, having offices in Montreal and Toronto at which the register of transfer of the Common Shares is held. The co-transfer agent and co-registrar of the Corporation is Computershare Trust Company, Inc., having an office in New York.

11.             MATERIAL CONTRACTS

                  The Corporation has not entered into any material contracts outside the ordinary course of business.

12.              INTERESTS OF EXPERTS

                    KPMG, the external auditors of the Corporation, reported on the fiscal 2004 audited consolidated financial statements of the Corporation (the “Financial Statements”), which were filed with the securities regulatory authorities. KPMG had no registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation or any of the Corporation’s associates or affiliates when it prepared the report on the Financial Statements, or after such time, nor does it expect to receive any such securities or other property.

13.              ADDITIONAL INFORMATION

                    Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for insurance under the Corporation’s equity compensation plans is contained in the Circular, and additional financial information is provided in the Corporation’s comparative consolidated financial statements and management’s discussion and analysis for its most recently completed financial year.

                    Copies of these documents and additional information relating to Gildan may be found on the SEDAR website at www.sedar.com and the Edgar website at www.sec.gov and may also be obtained upon request to the Secretary of Gildan at the following address:

725 Montée de Liesse
Montreal, Québec
H4T 1P5
Telephone:  (514) 735-2023

             The documents mentioned above, as well as Gildan’s news releases, are also available on the Corporation’s website at www.gildan.com.

APPENDIX A — MANDATE OF THE AUDIT AND FINANCE COMMITTEE

The following description of the mandate of the Audit and Finance Committee of the Corporation complies with applicable Canadian laws and regulation, such as the rules of the Canadian Securities Administrators (the “CSA Rules”) and with the disclosure and listing requirements and the corporate governance guidelines of the Toronto Stock Exchange (The “TSX Standards”), as amended (collectively, the “Canadian Corporate Governance Standards”), as they exist on the date hereof. In addition, this mandate complies with applicable U.S. laws and regulation such as the Sarbanes-Oxley Act of 2002 and rules adopted thereunder, and with the New York Stock Exchange’s corporate governance standards, as amended (collectively, the “US Corporate Governance Standards”), as they exist on the date hereof. The mandate of the Audit and Finance Committee of the Corporation (the “Audit Committee”) shall be reviewed annually by the Board in order to ensure on-going compliance with such standards.

1.      Membership and Quorum
•	a minimum of three directors;

•

only “unrelated” (as contemplated by TSX Standards), “independent” (as contemplated by CSA Rules and US Corporate Governance Standards) directors may be appointed, the whole as determined by the Board; no affiliate of the Corporation or any of its subsidiaries (including any person who, directly or indirectly, controls or is controlled by, or is under common control with the Corporation, or any director, executive officer, partner, member, principal or designee of such affiliate) may serve on the Audit Committee; a member of the Audit Committee shall receive no compensation from the Corporation or any of its affiliates other than compensation as a director and committee member of the Corporation; prohibited compensation includes fees paid, directly or indirectly, for services as a consultant or as legal or financial advisor, regardless of the amount;

•	each member must be “financially literate” (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards) (as determined by the Board);

•	at least one member must be an “audit committee financial expert” (as contemplated by US Corporate Governance Standards) as determined by the Board;

•

members of the Audit Committee shall be appointed annually by the Board upon recommendation of the Corporation’s Corporate Governance Committee; such members may be removed or replaced, and any vacancies on the Audit Committee shall be filled, by the Board upon recommendation of the Corporation’s Corporate Governance Committee; membership on the Audit Committee shall automatically end at such

•	time the Board determines that a member ceases to be “unrelated” or “independent” as determined in the manner set forth above;

•	quorum of majority of members.

2.      Frequency and Timing of Meetings

•	normally contemporaneously with the Corporation’s Board meetings;

•	at least four times a year and as necessary.

3.      Mandate

     The responsibilities of the Audit Committee include the following:

        (a)      Overseeing financial reporting

•

monitoring the integrity and quality of the Corporation’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through discussions with management, the external auditors and the internal auditors;

•

reviewing, with management and the external auditors, the annual audited consolidated financial statements as well as the report of the auditors thereon to be included in the Annual Report of the Corporation, including the Corporation’s MD&A disclosure, prior to their release, filing and distribution;

•

reviewing, with management and the external auditors, quarterly consolidated financial statements of the Corporation and accompanying information including the Corporation’s MD&A disclosure, prior to their release, filing and distribution;

•

reviewing with management and external auditors the financial information contained in prospectuses, offering memoranda, Annual Information Form, Annual Report, Management Proxy Circular, Forms 6-K (including Supplemental Disclosure) and 40-F and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the United States of America;

•

reviewing, with management, the level and type of financial information provided from time to time, to financial markets, including any earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•

taking all reasonable steps to ensure that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assessing the adequacy of those procedures;

•

reviewing, with the external auditors and management, the quality, appropriateness and disclosure of the Corporation’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;

•

reviewing any analysis or other written communications prepared by management, the internal auditors or external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effect of alternative generally accepted accounting principles methods;

•	reviewing the external auditors’ quarterly review engagement report;

•	reviewing the compliance of management certification of financial reports with applicable legislation;

•

reviewing the potential impact of any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of the Corporation and the appropriateness of the disclosure thereof in the documents reviewed by the Audit Committee;

•

reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein;

•	reviewing at least annually the Corporation’s communications policy and monitoring the Corporation’s communications with analysts, investors, the media and the public.

        (b)      Monitoring risk management and internal controls

•	receiving periodically management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control

•	reviewing insurance coverage (annually and as may otherwise be appropriate);

•

taking reasonable measures to ensure that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

•	reviewing policy parameters for normal derivative transactions to hedge interest rate and foreign exchange risks and any transaction not within the parameters;

•	assisting the Board with the oversight of the Corporation’s compliance with, and reviewing the Corporation’s processes to ensure compliance with, applicable legal and regulatory requirements;

•

while ensuring confidentiality and anonymity, establishing procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters;

•	requesting the performance of any specific audit, as required.

        (c)      Monitoring internal auditors

•	ensuring that the Vice-President, Internal Audit reports directly to the Audit Committee;

•	regularly monitoring the internal audit function’s performance, its responsibilities, staffing and budget;

•	ensuring that the internal auditors are accountable to the Audit Committee and to the Board.

        (d)      Monitoring external auditors

•

recommending the retention and, if appropriate, the removal of external auditors (both subject to shareholder approval), their compensation, as well as evaluating and monitoring their qualifications, performance and independence

•

overseeing all relationships between the external auditors and the Corporation including, determining which non-audit services the external auditors are prohibited from providing, approving, or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing the total amount of fees paid by the Corporation to the external auditors for all audit and non-audit services;

•	ensuring that the external auditors report directly to the Audit Committee and that they are accountable to the Audit Committee and to the Board;

•

directly overseeing the external auditors and discussing with them the quality and not just the acceptability of the Corporation’s accounting principles, including (i) all critical accounting policies and practices used, (ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iii) any other material written communications between the Corporation and the

•	external auditors (including any disagreement with management and the resolution thereof);

•

reviewing at least annually, a report by the external auditors describing their internal quality-control procedures; any material issues raised by their most recent internal quality-control review of their firm, or peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by them, to the extent available, and any steps taken to deal with any such issues;

•

reviewing at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with the Corporation and confirming their independence, and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;

•	reviewing hiring policies for employees or former employees of the Corporation’s firm of external auditors;

•

taking all reasonable steps to ensure the rotation of lead, concurring and other audit partners, to the extent required by Canadian Corporate Governance Standards and US Corporate Governance Standards.

        (e)      Reviewing financings

•	reviewing the adequacy of the Corporation’s financing, including terms and conditions.

        (f)      Evaluating the performance of the Audit Committee

•	ensuring that processes are in place to annually evaluate the performance of the Audit Committee.

Because of the Audit Committee’s demanding role and responsibilities, the Board chair, together with the Corporate Governance Committee chair, reviews any invitation to Audit Committee members to join the audit committee of another entity. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including the Corporation, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit Committee and either requires a correction to the situation or discloses in the Corporation’s Management Proxy Circular that there is no such impairment.

As appropriate, the Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors and so advise the Board chair and, if appropriate, the external auditors; the Audit Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. In addition, the Corporation will provide appropriate funding for the Audit Committee.

The internal auditors and the external auditors will have at all times a direct line of communication with the Audit Committee. In addition, each must meet separately with the Audit Committee, without management, twice a year and more frequently as required, during which the Corporation’s financial statements and control environment must be discussed; the Audit Committee must also meet separately with management twice a year, and more frequently as required.

* * * * *

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

B.      Consent to Service of Process

          The Registrant has previously filed with the SEC a written irrevocable consent and power of attorney on Form F-X in connection with the Class A Subordinate Voting Shares (now Common Shares).

C.      Disclosure Controls and Procedures

           The Registrant’s President and Chief Executive Officer and the Registrant’s Executive Vice-President, Finance and Chief Financial Officer, after evaluating the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of October 3, 2004, have concluded that, as of such date, the Registrant’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities.

D.      Changes in Internal Control over Financial Reporting

           There has been no change in the Registrant’s internal controls over financial reporting during the year ended October 3, 2004 that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal controls over financial reporting.

E.      Audit Committee Financial Experts

           The Registrant’s board of directors has determined that it has at least two (2) audit committee financial experts serving on its audit committee. Mr. Pierre Robitaille and Mr. Gonzalo F. Valdes-Fauli have been determined to be such audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The SEC has indicated that the designation of Mr. Robitaille and Mr. Valdes-Fauli as audit committee financial experts does not make Mr. Robitaille and Mr. Valdes-Fauli “experts” for any purpose, impose any duties, obligations or liability on Mr. Robitaille and Mr. Valdes-Fauli that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

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

G.        Principal Accountant Fees and Services

           In addition to retaining KPMG llp, Chartered Accountants (“KPMG”) to report upon the annual consolidated financial statements of the Registrant, the Registrant retained KPMG to provide various audit-related and non-audit services in fiscal 2004. The aggregate fees billed for professional services by KPMG for each of the last two (2) fiscal years, were as follows:

Audit Fees — The aggregate audit fees billed by KPMG for professional services rendered for the annual audit of the Registrant’s consolidated financial statements, quarterly reviews of the Registrant’s financial statements and services provided in connection with statutory and regulatory filings or engagements were CDN$611,250 for fiscal 2004 and CDN$586,400 for fiscal 2003.

Audit–Related Fees — The aggregate audit-related fees billed by KPMG were CDN$55,042 for fiscal 2004 and CDN$75,856 for fiscal 2003. These services consisted of miscellaneous assurance services.

Tax Fees — The aggregate tax fees billed by KPMG were CDN$218,505 for fiscal 2004 and CDN$353,269 for fiscal 2003. These services consisted of: tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of employee tax returns under the Registrant’s expatriate tax service program and the preparation of annual transfer pricing studies and tax advisory services relating to domestic and international taxation.

All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were nil for fiscal 2004 and were Cdn$88,000 for fiscal 2003 for services associated with a foreign currency hedging study.

All fees billed to the Registrant by KPMG in fiscal 2004 were pre-approved by the Registrant’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate and pursuant to applicable legislation. The mandate of the Audit and Finance Committee is available on the Registrant’s Internet website at www.gildan.com.

H.            Off-Balance Sheet Arrangements

                Operating leases and commitments

                 The Registrant has no commitments that are not reflected in its balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations on page 39 of its MD&A (see Exhibit 99.1). As disclosed in Note 10 to the Registrant’s Consolidated Financial Statements (see Exhibit 99.2), the Registrant has issued standby letters of credit and corporate guarantees primarily from various servicing agreements amounting to $15.9 million at October 3, 2004.

Derivative Financial Instruments

           From time to time, the Registrant uses forward foreign exchange contracts, primarily in Canadian dollars and Euros, to hedge cash flows related to accounts receivable and accounts payable in foreign currencies (non-U.S. dollar) denominated goods and services. A forward foreign exchange contract represents an obligation to exchange a foreign currency with a counterparty at a predetermined rate. Credit risk exists in the event of failure by a counterparty to meet its obligations. The Registrant reduces this risk by dealing only with highly rated counterparties, normally major North American financial institutions. The Registrant’s exposure to foreign currency fluctuations is described in more detail in the “Risks” section of its MD&A beginning on page 43 (see Exhibit 99.1).

           Prior to 2004, the Registrant used an interest rate swap to hedge the interest due on its Senior Notes. As a result of the change in functional currency, the swap was no longer required.

           The Registrant does not use derivative financial instruments for speculative purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months.

           Gains and losses on forward foreign exchange contracts are recognized through income in the same period as the transactions that are hedged. Gains and losses on swap arrangements were recognized and charged to income on a basis that corresponded with changes in the related underlying item. For the years ended October 3, 2004 and October 5, 2003, net earnings included recognized gains relating to derivative financial instruments of $0.1 million and $2.4 million, respectively.

           The following table summarizes the Registrant’s commitments to buy and sell foreign currencies as at October 3, 2004 and October 5, 2003:

	Notional amount	Exchange rate	Maturity	Notional U.S. dollar equivalent

2004:
Sell contracts:
Foreign exchange contracts:	€1.4 million	2703 to 1.2717	Oct. — Dec. 2004	$1.8 million
	£1.0 million	1.7970 to 1.8490	Oct. — Dec. 2004	$1.8 million

Buy contracts:
Foreign exchange contracts:	CAD $39.0 million	0.7251 to 0.7401	Oct. 2004 — May 2005	$28.7 million

2003:
Sell contracts:
Foreign exchange contracts:	€1.6 million	1.0720 to 1.0728	Oct. — Nov. 2003	$1.7 million

           The fair value of the forward foreign exchange contracts, based on quoted market values, is $2.1 million as at October 3, 2004. The carrying values of the outstanding forward foreign exchange contracts as at October 5, 2003 were not significantly different from their fair values.

I.         Tabular Disclosure of Contractual Obligations

           See page 39 of Exhibit 99.1.

J.        Corporate Governance Guidelines

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

          DATED: February 18, 2005

GILDAN ACTIVEWEAR INC.

By: /s/ Lindsay Matthews
Name: Lindsay Matthews
Title: Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management's Discussion and Analysis of the Registrant for the year ended October 3, 2004

99.2	Audited comparative consolidated financial statements of the Registrant as at and for the year ended October 3, 2004

99.3	Consent of KPMG LLP

99.4	Officers' Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

99.5	Officers' Certifications Required by Rule 13a-14(b) or Rule 15d- 14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code