Form 40-F
period 2005-10-02
GILDAN ACTIVEWEAR INC
filed 2005-12-23
CIK 1061894

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: October 2, 2005
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
Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715,(302) 738-6680
(Name, address and telephone number of agent for service in the United States)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares	The New York Stock Exchange The Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None None
For annual reports, indicate by check mark the information filed with this form:

☑	Annual Information Form	☑	Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Common Shares:
59,954,530
Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐	No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes ☑	No ☐

GILDAN ACTIVEWEAR INC.
ANNUAL INFORMATION FORM
for the year ended October 2, 2005

December 22, 2005

GILDAN ACTIVEWEAR INC.

     Except as otherwise indicated, the information contained herein is given as of December 15, 2005, and all dollar amounts set forth herein are expressed in U.S. dollars.
     In this annual information form, “Gildan”, the “Corporation”, or the words “we”, “our” and "us” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.
     The information appearing in the extracts of the documents listed below and specifically referred to in this Annual Information Form is incorporated herein by reference:
•	2005 Annual Report; and

•	2005 Notice of Annual Meeting of Shareholders and Management Proxy Circular (the “Circular”).
     The foregoing documents are available on the SEDAR website at www.sedar.com, on the Edgar website at www.sec.gov and on the Corporation’s website at www.gildan.com.
     This Annual Information Form contains certain forward-looking statements, which are based on Gildan’s current expectations, estimates, projections and assumptions and were made by Gildan in light of its experience and its perception of historical trends. All statements that address expectations or projections about the future, including statements about Gildan’s strategy for growth, commodity prices, costs, operating or financial results, are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “plans”, “intends”, “believes”, “projects”, “could” and similar expressions. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions. These statements do not reflect the potential impact of any non-recurring items or of any mergers, acquisitions, dispositions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations are described in the “Risks” section of our management’s discussion and analysis on pages 21 to 45 of our 2005 Annual Report.
1.	CORPORATE STRUCTURE

1.1	Name, Address and Incorporation
     We were incorporated on May 8, 1984 pursuant to the Canada Business Corporations Act under the name of Textiles Gildan Inc. At our inception, we focused our activities on the manufacture of textiles and produced and sold finished fabric as a principal product-line. In 1992, we redefined our operating strategy and, by 1994, our operations focused exclusively on the manufacture and sale of activewear for the wholesale distribution market.
     In March 1995, we changed our name to Gildan Activewear Inc./Les Vêtements de Sports Gildan Inc. In June 1998, in conjunction with our initial public offering, we filed Articles of Amendment to, among other things, remove the private company restrictions contained in our charter documents and change the structure of our authorized share capital.
     In February 2004, we amended our Articles in order to provide for the possibility of holding annual meetings of shareholders at places outside Canada and to change the province or territory in Canada where our registered office is to be situated from “Montreal Urban Community (Province of Québec)” to “Province of Québec”.
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

1.2	Intercorporate Relationships
     We have 32 directly or indirectly wholly-owned subsidiaries, which include the following entities:
•	Gildan Activewear SRL, a Barbados corporation, which has overall responsibility for all of our international sales and related activities, such as contract manufacturing, warehousing, distribution, marketing and customer service;

•	Gildan Activewear Properties (BVI) Inc., a British Virgin Islands corporation, which owns the facility in Barbados that houses the executive offices of Gildan Activewear SRL;

•	Gildan Activewear San José, S.A., a Honduran corporation, which operates a sewing facility in San Pedro Sula, Honduras;

•	Gildan Activewear San Miguel, S.A. a Honduran corporation, which operates a sewing facility in Choloma, Honduras;

•	Gildan Activewear San Antonio, S.A., a Honduran corporation, which operates a sewing facility in Choloma, Honduras;

•	Gildan Activewear Villanueva, S.A., a Honduran corporation which operates a sewing facility in Villanueva, Honduras;

•	Gildan Activewear (Clercine), S.A., a Haitian corporation, which operates two sewing facilities in Port-au-Prince, Haiti;

•	Gildan Activewear (San Marcos), S.A., a Nicaraguan corporation, which operates a sewing facility in San Marcos, Nicaragua;

•	Gildan Activewear (Rivas), S.A., a Nicaraguan corporation, which operates a sewing facility in Rivas, Nicaragua;

•	Gildan Activewear Castaños, S. de R.L. de C.V., a Mexican corporation, which operates two sewing facilities in Mexico;

•	Gildan Activewear Mexico, S.A. de C.V., a Mexican corporation, which will be responsible for sales and distribution in Mexico;

•	Gildan Activewear Malone, Inc., a New York corporation, which operates a cutting facility in Bombay, New York;

•	Gildan Activewear Honduras Textiles Company, S.A., a Honduran corporation, which operates our integrated textile facility in Rio Nance, Honduras;

•	Gildan Activewear (UK) Limited, a U.K. corporation, which is responsible for sales and distribution for our European and Asia/Pacific markets;

•	Gildan Choloma Textiles, S.A., a Honduran corporation, which will operate our second integrated textile facility in Rio Nance, Honduras;

•	Gildan Honduras Hosiery Factory, S.A., a Honduran corporation, which will operate our integrated sock manufacturing facility in Rio Nance, Honduras;

•	Gildan Activewear (Eden) Inc., a North Carolina corporation, which operates our Eden, North Carolina distribution facility;

•	Gildan Activewear (US Holdings) Inc., a Florida Corporation, which owns 50% of CanAm Yarns, LLC;

•	Gildan Activewear Dominican Republic Textile Company Inc., a Barbados corporation, which operates our integrated textile facility in Bella Vista, Dominican Republic; and

•	Gildan Activewear Properties (Dominican Republic) Inc., a Barbados corporation, which owns the real estate where our integrated textile facility is located in Bella Vista, Dominican Republic.
     In addition, in the first quarter of fiscal 2004, we formed a joint venture company with Frontier Spinning Mills, Inc. (“Frontier”), a major U.S. yarn manufacturer. This company, called CanAm Yarns, LLC (formerly Cedartown Manufacturing, LLC) (“CanAm”), a Delaware limited liability company, currently operates yarn spinning facilities in Cedartown, Georgia and Clarkton, North Carolina. Gildan and Frontier each own a 50% voting and equity interest in CanAm.
2.	GENERAL DEVELOPMENT OF THE BUSINESS

2.1	Three Year History
     Over the past three fiscal years, we have continued the expansion of our manufacturing capacity and invested in the acquisition of modern, automated equipment for all aspects of our manufacturing process to maximize production and achieve high efficiency rates. We have made capital investments for company expansion and cost reduction. For changes in our business that are expected to occur during fiscal 2006, see “Description of the Business — Business Overview — Growth Strategy”.
Retail Market Initiative
     In fiscal 2005, as an initial step into the retail market, we began selling our existing activewear products to retailers for sale without logos or decoration. In fiscal 2006, we plan to expand further into the retail market by adding new customers and selling underwear and athletic socks to retailers. Manufacturing capacity will be added to support our planned penetration into the retail channel.
Yarn Spinning
     During fiscal 2003 and 2004, our yarn spinning plants in Long Sault, Ontario and Montreal, Québec, provided virtually all of the commodity yarn requirements of our Canadian textile manufacturing facilities.
     In the second quarter of fiscal 2005, we closed both of our Canadian yarn spinning plants and transferred our Canadian yarn spinning activities to the United States. In order to be globally cost-competitive, we decided to focus on expanding our textile operations in Central America and the Caribbean Basin and utilizing our textile operations in Canada to produce shorter-run, higher-value product-lines. This resulted in lower requirements for commodity yarns from our Canadian yarn spinning facilities, with the consequence that by fiscal 2005 they were no longer able to operate at an efficient level of capacity utilization. Under U.S. international trade legislation enacted in 2000, it became uneconomical for us to utilize yarn from our Canadian yarn spinning facilities to supply our offshore textile operations, which must use U.S. yarn in order to be eligible for duty-free access to U.S. markets. Approximately 86% of our overall sales are currently made to the United States. The new Central American Free Trade Agreement (CAFTA), which was enacted by the United States this year, allows duty-free access from our offshore manufacturing hubs for products using regionally-spun yarn, but this new legislation does not provide for the use of Canadian yarn. In addition to the impact of lower capacity utilization on our Canadian yarn spinning facilities, their cost structure was also negatively impacted by the appreciation of the Canadian dollar and by the deregulation of electricity costs in the province of Ontario.
     In the first quarter of fiscal 2004, we formed CanAm, a 50%/50%-owned joint venture company with Frontier, which acquired all of the assets of an existing yarn spinning facility located in Cedartown, Georgia. The total cost of the equipment and real estate for the acquisition of the Cedartown facility, including Frontier’s 50% share of the investment, amounted to $12.5 million. In fiscal 2005, concurrent with the Canadian yarn spinning plant closures, CanAm’s yarn spinning operations were expanded to include a new yarn spinning facility in Clarkton, North Carolina. In conjunction with the development of the new Clarkton facility, CanAm acquired certain assets of our yarn spinning facility in Long Sault,

Ontario, the transfer of which occurred in the second quarter of fiscal 2005 and the new Clarkton facility became fully operational by the end of the third quarter of fiscal 2005.
Textile Manufacturing
     In fiscal 2002, we began production at our integrated knitting, bleaching, dyeing, finishing and cutting facility in Rio Nance, Honduras. The site is strategically located within our Honduran regional manufacturing hub.
     In fiscal 2004, we began construction of an integrated knitting, bleaching, dyeing, finishing and cutting facility in Bella Vista, Dominican Republic to support our projected continuing sales growth. The Bella Vista facility began production in the third quarter of fiscal 2005 and we expect to ramp up this facility to close to full capacity in fiscal 2006.
     In fiscal 2004, we purchased property in Nandaïme, Nicaragua for development of an integrated textile facility. We view the Nicaragua site as a strategic long-term asset for future capacity expansion.
     During fiscal 2005, we purchased additional land adjacent to our Rio Nance facility in Honduras for the purpose of building two new manufacturing facilities. We intend to build a new integrated textile manufacturing facility in order to add capacity primarily to support projected future growth in our existing product-lines in both the wholesale and retail market channels. We expect to begin commercial operations at this facility in fiscal 2007. We also intend to build a new integrated sock manufacturing facility to support our planned entry into the athletic sock market. We expect to begin commercial operations in this facility in fiscal 2006.
Sewing
     In fiscal 2003, we closed our Montreal sewing plant, which at the time provided approximately 2% of our overall sewing requirements, as this plant was no longer cost competitive or economically viable in relation to a global competitive environment. In addition, in September 2004, we closed our sewing facility in El Progreso, Honduras, for economic and operational reasons.
     In fiscal 2003, we began production in a new sewing facility located in Port-au-Prince, Haiti and in fiscal 2004, we began production in a new sewing facility located in San Marcos, Nicaragua.
     In fiscal 2005, we began production in three new sewing facilities located in Choloma, Honduras, Rivas, Nicaragua and Port-au-Prince, Haiti. In the first quarter of fiscal 2006, we signed a lease agreement for a new sewing facility located in Villanueva, Honduras and production at this facility has commenced. In addition to our own facilities, we supplement our production by using third party contractors in Nicaragua, El Salvador, Honduras, Haiti and the Dominican Republic.
Distribution
     In April and November 2003 and January 2004 respectively, we entered into third party logistics agreements to utilize distribution centres located in Bletchley-Milton Keynes, United Kingdom, Brisbane, Australia and Meer, Belgium. In fiscal 2004, we began a major expansion of our distribution centre in Eden, North Carolina, which was completed in the second quarter of fiscal 2005. In addition, in fiscal 2004, we added a new third party distribution centre in Ontario, California to better serve our U.S. customers located on the west coast.
Capital Expenditures
     In the last three fiscal years, we have invested an aggregate of $179.2 million in our manufacturing and distribution operations in North America and offshore.
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
Shareholder Rights Plan
     On December 1, 2004, our Board of Directors adopted a shareholder rights plan, which became effective that same day. At the annual and special meeting of the shareholders held on February 2, 2005, our shareholders approved a resolution confirming the ratification of the shareholder rights plan. The objectives of the shareholder rights plan are to provide the Board of Directors and the shareholders with adequate time to assess any unsolicited take-over bid for the Corporation and where appropriate, give the Board of Directors sufficient time to pursue other alternatives for maximizing shareholder value.
Stock Split
     On May 4, 2005, our Board of Directors approved a two-for-one stock split effected in the form of a stock dividend. The split was applicable to all shareholders of record on May 20, 2005. The Common Shares commenced trading on a post-split basis on May 18, 2005 on the Toronto Stock Exchange and on June 1, 2005 on the New York Stock Exchange, in accordance with the respective requirements of these exchanges. The stock split is intended to increase the liquidity of, and facilitate trading in, our Common Shares.
3.	DESCRIPTION OF THE BUSINESS

3.1	Business Overview
     We are a rapidly growing, vertically-integrated marketer and manufacturer of premium quality basic activewear for sale principally into the wholesale imprinted activewear market in the Canadian, United States, European and Asia/Pacific apparel markets. Until fiscal 2000, our sales were exclusively in Canada and the United States. During the past six years we have established a strong base for future growth in Europe. We manufacture and sell premium quality 100% cotton t-shirts and 50% cotton/50% polyester t-shirts, placket collar sport shirts and premium quality fleece products in a variety of weights, sizes, colors and styles. We sell our products as “blanks”, which are ultimately decorated by screenprinters with designs and logos for sale to end users.
     In fiscal 2005, as an initial step into the retail channel, we began selling our existing activewear products to retailers. In fiscal 2006, we plan on gradually expanding our presence in the retail channel and to begin selling underwear and athletic socks into this market.
     Over the past several years, we have significantly increased our sales and earnings. From fiscal 1993 through fiscal 2005, our sales grew from $24.0 million to $653.9 million, representing a compounded annual growth rate of 31.7%.
     Our sales growth has been supported by the continuing expansion of our manufacturing capacity. In fiscal 2005, our sales increased to 31.8 million dozens, compared with 26.9 million dozens in the previous fiscal year. We are currently adding new capacity to support our planned sales growth. All of our new capacity is being added at the low end of the cost curve, reflecting our strategy to grow using the latest manufacturing technology and processes.
Operating Strategy
     We believe that our focus on low-cost manufacturing, our customer relationships and our reputation for consistent premium quality are the reasons we have been able to rapidly increase our market presence and establish our market leadership in the wholesale imprinted sportswear market. We attribute our strong operating performance to our strategy, which is composed of the following principal components:
     Emphasis on Premium Quality Products. We offer our products in a wide variety of weights, sizes, colors and styles. All of our products are designed to include premium quality features, such as topstitched seamless collars, taped neck and shoulders, double stitched seams, and quarter-turned bodies to eliminate the centre crease. To ensure the premium quality of our products, we apply stringent quality control procedures at all stages of the production process, both at our facilities and those of our contractors.
     Competitive Pricing and Low-Cost Operations. We believe that our combination of competitive prices and premium quality products provides superior value to our customers. We are able to price our products competitively because of our success in maintaining low production and operating costs. We accomplish this by:
•	investing in modern, automated equipment and facilities;

•	increasing our capacity through the development of integrated regional hubs in Central America and the Caribbean Basin, where we benefit from strategic locations and favourable international trade agreements; and

•	focusing on producing a narrow range of basic high-volume product-lines, which allows us to maximize production efficiencies.
     Modern, Vertically-Integrated Operations. We control all aspects of our apparel manufacturing process to ensure stringent quality standards. We believe that our modern, vertically-integrated operations position us effectively to meet our customers’ needs. We intend to continue to acquire modern, automated equipment for all aspects of our manufacturing process to maximize productivity and achieve high efficiency rates. The continuous re-investment in our manufacturing facilities enables us to add capacity, reduce manufacturing costs as well as monitor quality at all stages of the production process, thus enabling us to maximize sales growth and profit margins.
     During fiscal 2005, we continued to successfully operate our integrated textile facility in Rio Nance, Honduras. We also began production at our new integrated textile facility in Bella Vista, Dominican Republic in the third quarter of fiscal 2005. In addition, in the third quarter of fiscal 2005, CanAm, our 50%/50%-owned joint venture company with Frontier, began operating a new yarn spinning facility in Clarkton, North Carolina to supplement its existing yarn spinning facility in Cedartown, Georgia.
     Experienced Management Team. Our senior executives have significant industry experience. We have complemented our senior management team by integrating managers who fit with our entrepreneurial culture, while also providing depth and experience gained in other environments. We believe our management teams at the corporate level, in our manufacturing hubs and in, our principal subsidiary, Gildan Activewear SRL, are well qualified to successfully manage our growth and strategic development.
Growth Strategy
     In the third quarter of fiscal 2005, we began production at our second state-of-the-art integrated knitting, bleaching, dyeing, finishing and cutting facility in Bella Vista, Dominican Republic and expect to ramp up this facility to close to full capacity in fiscal 2006. The land we purchased for this facility is large enough to accommodate an anticipated further major capacity addition on the same site. The fabric manufactured at this facility is sewn primarily in Haiti, where we operate integrated sewing facilities and have established relationships with external contractors.
     The new capacity generated by the Dominican Republic regional manufacturing hub is expected to be utilized primarily to support our continuing sales growth.
     During fiscal 2005, we purchased additional land adjacent to our Rio Nance facility in Honduras for the purpose of building two new manufacturing facilities. We intend to build a new integrated textile manufacturing facility to support projected future growth in activewear and underwear and a new integrated sock manufacturing facility to support our planned entry into the hosiery market. We expect to begin commercial operations in the sock and textile facilities in fiscal 2006 and 2007, respectively.
     As we bring in significant new production capacity, we anticipate that our projected organic unit sales growth will result in unit volume growth over the next five years to annual sales of approximately 100 million dozens, more than triple the level of sales achieved in fiscal 2005. During this period our objective will be to achieve our market share targets in the wholesale imprinted sportswear market. We also plan to continue to sell the same basic undecorated activewear apparel products into the retail channel, as well as introduce complementary products, namely underwear and athletic socks, that also leverage our existing core competencies, successful business model and competitive strengths. We intend to follow the same pricing strategy as in the wholesale market, by using our cost efficiencies to lower selling prices and then use lower selling prices to capture market share. The competition in the retail channel for basic family apparel products is essentially the same as in the wholesale channel.
     We also expect to pursue further international market expansion opportunities, in addition to our existing served markets in Europe and Australia.
Industry Overview
     We currently focus principally on sales of t-shirts, placket collar sport shirts and fleece products in “blank” form, to the wholesale imprinted activewear market. “Imprinted” activewear is typically decorated with a screenprint or embroidered with a logo, design or character before it reaches the end user. Imprinted activewear is either branded or private label. Branded products display the manufacturer’s label, whereas products sold on a private label basis display the brand name of the customer.
     We believe that growth in the imprinted activewear market has been driven by several trends, such as the following:
•	continued use of activewear for event merchandising (such as concerts, festivals, etc.);

•	continued evolution of the entertainment/sports licensing and merchandising businesses;

•	the growing use of activewear for uniform applications;

•	the growing use of activewear for corporate promotions;

•	continued increases in use of activewear products for travel and tourism;

•	an increased emphasis on physical fitness; and

•	a greater use and acceptance of casual dress in the workplace.
     Furthermore, significant improvements in activewear apparel, ranging from enhanced product characteristics, such as pre-shrunk fabrics, improved fabric weight, blends and construction, to increased product variety, including new sizes, colors and styles, have enhanced consumer appeal.
     Finally, the screenprint activewear market is characterized by low fashion risk compared to many other apparel markets. While opportunity exists for product innovations and differentiation, demand is generally not driven by fashion trends or fads.
Products
     Our product offering focuses on core basic activewear styles, sold in a variety of fabrics, weights and colors. Silhouettes include basic t-shirts, long sleeve t-shirts, sleeveless t-shirts, ringer tees, tank tops, pocket t-shirts, basic sport shirts, pocketed sport shirts, crewneck sweatshirts, hooded sweatshirts and sweatpants. Each product category is serviced by various labels (each indicative of a specific quality level or fabric type), such as Ultra Cotton®, Heavy Cotton, Ultra Blend® and Heavy Blend™. We offer 100% cotton as well as blended cotton and polyester products. We are also introducing a variety of styles of underwear and athletic socks into our product-line.
T-shirts
     T-shirts represented approximately 80% of our sales in fiscal 2005 and in fiscal 2004. Our primary t-shirt offerings are the Gildan Activewear Ultra Cotton® t-shirt (6.1 oz. per sq. yd.), the Gildan Activewear Heavyweight Cotton t-shirt (5.4 oz. per sq. yd.) and the Gildan Activewear Ultra Blend™ t-shirt (5.6 oz. per sq. yd.). Each of these t-shirt lines incorporates styles with enhanced features, such as double stitched necklines, seamless collars, taped neck and shoulders, quarter-turned bodies and superior knit surfaces to enhance printability of the fabrics. A variety of silhouettes complement the basic adult t-shirt styles within each label offering.

     For the nine-month period ended September 30, 2005, we further solidified our number one brand position in the U.S. wholesale distributor network in the t-shirt category as reported in the S.T.A.R.S. Report produced by ACNielsen Market Decisions (the “S.T.A.R.S. Report”). The value of the S.T.A.R.S. Report market growth and share data for the U.S. wholesale distribution market is reduced by the non-participation of a large wholesale distributor.
Fleece Products
     In fiscal 2005 and fiscal 2004, slightly above 10% of our sales were derived from the sale of fleece products. Our primary offerings in the fleece category are crewneck sweatshirts, sweatpants and hooded sweatshirts in adult and youth sizes in three distinct fabric contents and weights. We reached the number two position in the U.S. wholesale distributor network in the overall fleece category for the nine-month period ended September 30, 2005 as reported in the S.T.A.R.S. Report. Significant growth in this fleece category was driven by our volume-priced Heavy Blend collection, featuring 50% cotton/50% polyester fabric in a 7.75 oz. per sq. yd. weight. Our Ultra Blend® collection features 50% cotton /50% polyester fabric in a 9.3 oz. per sq. yd. weight and is the volume leader in this segment. We remain the leader in the U.S. wholesale distributor network in the high-cotton category, as reported in the S.T.A.R.S. Report for the nine-month period ended September 30, 2005. This segment is well serviced with our Ultra Cotton® products featuring 80% cotton / 20% polyester blend and a 10.0 oz. per sq. yd. weight.
Placket Collar Sport Shirts
     In fiscal 2005 and fiscal 2004, placket collar sport shirts represented approximately 10% of our sales. We produce placket collar sport shirts in a variety of weights, sizes, colors and styles, with or without a pocket. Our placket collar sport shirts include the 100% cotton Ultra Cotton® sport shirt in jersey fabric (6.1 oz. per sq. yd.) and piqué fabric (7.0 oz. per sq. yd.) and the 50% cotton/50% polyester Gildan Activewear Ultra Blend® sport shirt in blended jersey fabric (5.6 oz. per sq. yd.) and piqué fabric (6.5 oz. per sq. yd.). We also offer the Gildan Activewear Ultra Cotton® fashion sport shirt (7.0 oz. per sq. yd.), in piqué fabric featuring fashion collars and cuffs in racing, jacquard, pin stripe and wide stripe styles.
Marketing and Sales
     In the wholesale activewear market, and now more recently in the retail channel, we market our products directly to our customers through our sales force. We do not maintain regional sales offices; instead, our sales personnel work from home. Our small sales force is trained to manage relationships with a limited number of regional wholesale distributors.
     Our wholesale activewear marketing strategy concentrates primarily on the wholesale distribution channel catering to screenprinters, embroiderers and advertising specialty distributors. In fiscal 2005, we expanded our marketing strategy with consumer advertising to support the arrival of retail products in stores in Canada. We promote ourselves through appearances at tradeshows and trade magazine advertising. We also engage in various forms of co-operative advertising with our major customers, including print advertising, catalogues and mailings.
Customers
     In fiscal 2005, we sold our products in Canada, the United States and Europe and other markets, which accounted for 7.0%, 86.7% and 6.3% of total sales, respectively. For a breakdown of our total sales by geographic market for each of the last three financial years, reference is made to Note 15(ii) to the audited annual consolidated financial statements of the Corporation included in our 2005 Annual Report, which is incorporated herein by reference. We currently sell our products to approximately 150 customers. Our customer mix is highly diverse. In fiscal 2005, our top two customers accounted for 28.2% and 5.6% of total sales, respectively, with the balance of our top ten customers accounting for approximately 30.0% of total sales.
     The large majority of total sales in fiscal 2005 were made through our wholesale distributors. Although we have long-term ongoing relationships with our distributor network, we do not have formal contractual agreements with them whereby they must purchase a minimum quantity of our products. Instead, we meet with these customers at the beginning of each fiscal year to ascertain their projected requirements and then plan our production and marketing strategy accordingly. Our wholesale distributor customers then send purchase orders to us during the course of the fiscal year. Distributors can also utilize a computerized vendor-managed inventory system.

Raw Materials
     Cotton and polyester fibers are the main raw materials used in the manufacturing of our products. Cotton is used in the manufacturing of 100% cotton yarn while polyester is added in the manufacturing of 50% cotton/50% polyester blend yarn. Polyester pricing is negotiated on an annual basis, while cotton fiber pricing is fixed in the futures markets.
     On January 1, 2001, we entered into a supply agreement with Frontier, which agreement, as amended, expires on September 30, 2008. This agreement allows us to source any type of yarn originating from the United States. In the first quarter of fiscal 2004, we acquired, through CanAm, our 50%/50%-owned joint venture with Frontier, a yarn spinning facility located in Cedartown, Georgia, which supplies us with 100% cotton U.S. origin yarn. In the second quarter of fiscal 2005, we transferred most of our yarn spinning assets from our Long Sault, Ontario facility to a new facility leased by CanAm in Clarkton, North Carolina. Our two yarn spinning facilities in Long Sault, Ontario and Montreal, Québec were closed effective March 31, 2005.
     In the first quarter of fiscal 2005, we entered into an additional supply agreement with Parkdale America, llc (“Parkdale”) for the delivery of yarn until 2009. During fiscal 2005, the supply agreements with Frontier and Parkdale and the jointly owned CanAm facilities in Cedartown, Georgia and Clarkton, North Carolina provided us with 100% of our commodity yarn requirements. We expect that our commodity yarn requirements will continue to be met by CanAm’s yarn spinning operations and the supply agreements currently in place with Frontier and Parkdale.
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
Management Information Systems
     Our Enterprise Resource Planning (ERP) system supports all of our operations in the areas of finance, manufacturing and customer services. This system is centralized and is accessed from all of our locations through secure networks. Our ERP system is linked to servers supporting both local processes and specialized applications, including payroll and distribution. We continue to leverage our existing ERP system by developing new functionality in the areas of supply chain, forecasting and strategic network optimization. Due to our increasing dependence on the availability of our computer systems to support our operations, we are planning several new technology infrastructure initiatives in fiscal 2006 to ensure that our computer systems have high availability and to enhance our disaster recovery capabilities.
Seasonality
     The activewear business is seasonal. Our percentage sales breakdown by fiscal quarter for fiscal 2005 was as follows: 16.7% for the first quarter, 25.3% for the second quarter, 30.4% for the third quarter when our wholesale distributors generally purchase inventory for the peak summer selling season for t-shirts, and 27.6% for the fourth quarter. This trend is consistent with the prior fiscal year. We meet with our customers at the beginning of each fiscal year to ascertain their projected requirements and then plan our production and marketing strategy accordingly. Based on these discussions, our own assessment of projected market trends and demand, and our plans for the growth and development of our business, we produce and store finished goods inventory in order to meet the expected demand for delivery in the second half of the fiscal year. However, if after producing and storing inventory in anticipation of third and fourth quarter deliveries, demand is significantly less than expected, a risk inherent in our business is that we may be required to hold inventory for an extended period of time at our expense, or sell the excess inventory at reduced prices, thereby reducing profits.
Competition
     The wholesale imprinted activewear segment of the North American apparel market in which we compete includes a number of significant competitors. Our primary competitors are the major U.S.-based manufacturers of basic branded activewear for the wholesale and retail channels. These manufacturers include Fruit of the Loom, Inc., the Branded Apparel Division of Sara Lee Corporation, the Jerzees division of Russell Corporation and Anvil Knitwear, Inc.
     Competition in Europe is similar to that in North America. We compete directly with European divisions of Fruit of the Loom, Inc., the Branded Apparel Division of Sara Lee Corporation and the Jerzees division of Russell Corporation. In addition to these North American companies, we also compete directly against a Belgian-based company, the Cotton Group.
     We compete primarily on the basis of quality and price. We produce only premium quality products. We are able to price our products competitively because of our success in maintaining low production and operating costs. We accomplish this by:
•	investing in modern, automated equipment and facilities;

•	increasing capacity through the development of integrated regional hubs in Central America and the Caribbean Basin, where we benefit from strategic locations and favourable international trade agreements; and

•	focusing on producing a narrow range of basic high-volume product-lines, which allows us to maximize production efficiencies.
     Our market share in the U.S. wholesale distribution market was 36.0% in the overall t-shirt category, 32.0% in the sport shirt category and 25.0% in the fleece category for the first nine months of fiscal 2005. All U.S. market share data is based on the S.T.A.R.S. Report.
     Our ability to remain competitive in the areas of quality, price, marketing, product development, manufacturing, distribution and order processing will, in large part, determine our future success. Changes in the regulatory environment affecting the textile and apparel industries may also affect the competitive pressures we face. See “Business Overview — Trade Regulatory Environment”.
Trade Regulatory Environment
     The textile and apparel industries in both Canada and the United States have historically received a relatively higher degree of international trade protection than most other industries. However, this protection is diminishing as a result of the implementation of trade liberalization programs and agreements in the last several years. So far, we have been successful in positioning ourselves to benefit from this changing international regulatory climate. In order to maintain our competitiveness in the future, we must continue to adapt to future changes in trade legislation, including changes reflected in existing trade agreements and changes that may be decided unilaterally by the governments of the countries and regions in which we and our competitors operate.
World Trade Organization — Elimination of Quotas
     In 2005, World Trade Organization (“WTO”) member importing countries, including Canada, the United States and countries in Western Europe, eliminated quotas on imports of textiles and apparel from WTO member exporting countries. China became a member of the WTO in 2002 and now enjoys the full benefit of the elimination of textile quotas, except that China’s WTO accession agreement allows importing countries to impose “safeguards” on their exports in cases of market disruption until the end of 2008.
     Under separate agreements negotiated in 2005, China has agreed to limit its exports of textiles and apparel to European Union countries and the United States. The agreement with the European Union covers ten categories of textiles and apparel and extends through 2007. The agreement with the United States covers 34 categories and extends through 2008.
NAFTA
     The North America Free Trade Agreement (“NAFTA”), implemented in 1994, established a free trade area among Canada, the United States and Mexico. None of the benefits of NAFTA apply to our goods sewn outside of the three NAFTA countries and exported to the United States or Canada for distribution.
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
     Non-NAFTA originating garments produced in the NAFTA territory from non-NAFTA originating yarn or fabric are eligible to receive duty-free treatment under “tariff preference levels”. A tariff preference level is a quota that allows non-NAFTA originating goods to receive the same duty treatment as originating goods until the quota level is filled.
CAFTA
     The Central American Free Trade Agreement (“CAFTA”) will become effective in 2006 among the United States, the Dominican Republic and the Central American countries. All CAFTA originating textile and apparel goods traded among the CAFTA countries will be duty-free, and most of such goods will be subject to yarn forward origin rules similar to NAFTA’s. We knit certain of our fabric in Central America from American yarn. Our garments sewn in Central America with this fabric will be CAFTA originating.
Other Trade Agreements and Programs
     Canada, Mexico and the United States have each implemented separate bilateral free trade agreements with Chile. The United States has also implemented bilateral free trade agreements with Australia, Israel, Jordan and Singapore.
     In 2000, the United States extended preferential trade treatment for apparel to the Caribbean Basin Initiative (“CBI”) countries by enacting the Caribbean Basin Trade Partnership Act (“CBTPA”). The CBTPA eliminates U.S. duty on garments assembled in those countries from fabric wholly formed in the United States from yarn wholly formed in the United States. It also provides duty-free treatment for limited quantities of knit garments produced in those countries from fabric knit in CBI countries using yarn wholly formed in the United States. CAFTA countries will no longer participate in CBTPA, except that the Dominican Republic will continue to participate with respect to certain garments produced partly in the Dominican Republic and partly in Haiti.
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
     The changes expected under CAFTA and already in place under CBTPA, AGOA and ATPDEA are expected to benefit our Central American and Caribbean Basin fabric and garment production. We have implemented a manufacturing and distribution plan that allows us to supply an increasing majority of our geographical markets on a duty-free basis.
     The United States is also contemplating additional free trade agreements with Bahrain, the Andean countries, Morocco, Oman, Panama and the members of the South African Customs Union. Since January 1, 2003, textile and apparel products originating from approximately 48 Least Developed Countries (“LDCs”) are allowed into Canada duty and quota-free under certain rules of origin. Similar legislation has also been introduced by Australia for its domestic market.
     Interested countries, which include Canada, the United States, Mexico and Central and South American countries, are continuing to work on the Free Trade Area of the Americas (“FTAA”). While the implementation is uncertain, a successful FTAA would open a free trade area among all of the 34 potential participants, thus allowing all of our manufacturing operations in these regions to operate within a duty-free environment.
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

Environmental Regulation
     All of our operations are subject to various environmental and occupational health and safety laws and regulations. Because we monitor environmental issues, we believe that we are in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located. We will continue to make expenditures to comply with these requirements, and we do not believe that compliance will have a material adverse effect on our business. As is the case with manufacturers in general, if a release of hazardous substances occurs on or from our properties or any associated offsite disposal locations, or if contamination from prior activities is discovered at any of our properties, we may be held liable. While the amount of such liability could be material, we endeavour to conduct our operations in a manner that reduces such risks.
3.2	Property, Plants and Equipment
Textile Operations
     Yarn. In the first quarter of fiscal 2004, we acquired, through CanAm, our 50%/50%-owned joint venture with Frontier, a yarn spinning facility located in Cedartown, Georgia, which supplies our offshore textile manufacturing facilities with 100% cotton U.S. origin yarn. In the second quarter of fiscal 2005, we closed our Long Sault, Ontario and Montreal, Québec yarn spinning facilities and expanded our CanAm operations by leasing an additional facility in Clarkton, North Carolina, for the supply of 100% cotton U.S. origin yarn. In addition, CanAm purchased certain yarn spinning equipment from our Long Sault facility for use in the Clarkton facility and this facility became fully operational by the end of the third quarter of fiscal 2005.
     Knitting. We currently conduct knitting operations at our knitting facility in Montreal, Québec. We operate circular and flat knitting machines at this facility, producing jersey, piqué, fleece and ribbing in body-sized fabrics in tubular form using cotton and cotton/polyester yarns. We also conduct knitting operations in our integrated facility in Rio Nance, Honduras, and, during fiscal 2005, we commenced knitting operations at our new integrated textile facility in Bella Vista, Dominican Republic. At these facilities, we operate circular knitting machines, producing jersey and ribbing in body-sized tubular form using cotton and cotton/polyester yarns.
     Dyeing and Finishing. Knitted fabric produced at our facility in Montreal, Québec is batched for bleaching and dyeing and is taken to our dyeing and finishing facilities in Valleyfield, Québec and Montreal, Québec. Bleaching, dyeing and finishing operations in our integrated textile facilities in Rio Nance, Honduras and Bella Vista, Dominican Republic process all the fabric knitted in each respective facility.
     Cutting. All of the fabric produced at the Montreal and Valleyfield dyeing and finishing facilities is shipped to our automated cutting facility located in Bombay, New York. Cutting operations in our integrated textile facilities in Rio Nance, Honduras and Bella Vista, Dominican Republic, cut all bleached and dyed fabric produced in each respective facility, thereby leveraging our existing manufacturing infrastructure and also reducing transportation costs.
Sewing Operations
     We conduct our sewing operations primarily through our four facilities in Honduras, our two facilities in Mexico, our two facilities in Haiti and our two facilities in Nicaragua. In addition to these ten facilities, we supplement our production by using third party contractors in Nicaragua, El Salvador, Honduras, Haiti and the Dominican Republic. These facilities provide us with substantially all of our market sewing assembly requirements. In conjunction with the expansion of our Central American and Caribbean Basin regional manufacturing hubs, we started operations in new sewing facilities in Choloma, Honduras, Rivas, Nicaragua and Port-au-Prince, Haiti during fiscal 2005. In fiscal 2006, we also expect to develop new sewing facilities in Central America and Haiti.
Distribution Operations
     We distribute our products in the United States from a purpose-built distribution centre in Eden, North Carolina as well as from a distribution centre operated by a third party in Ontario, California. The North Carolina facility maintains our distribution operations close to our customers, providing us with the space needed for continuing growth. The third party warehouse in California was added in fiscal 2004 for the purpose of providing next day service to direct customers on the U.S. west coast. Our Canadian customers are serviced from a distribution centre located in Montreal, Québec. Customers in Europe are serviced from distribution centres operated by third parties in Meer, Belgium and Bletchley-Milton Keynes,

United Kingdom. Customers in Australia are serviced from a distribution centre operated by a third party in Brisbane, Australia. In fiscal 2006, we plan to begin utilizing a new distribution centre operated by a third party in Monterrey, Mexico to service customers in that country.
Properties
     The following table sets forth the location and use of each of our principal properties and indicates whether it is owned or leased, and if leased, when the lease expires.

		Owned	Lease
Location	Use	or Leased	Expiration(1)
Montreal, Québec	Executive offices	Owned	n/a
	Knitting facility	Owned	n/a
St. Michael, Barbados	Executive offices	Owned	n/a
Valleyfield, Québec	Dyeing and finishing facility	Owned	n/a
Montreal, Québec	Dyeing and finishing facility	Owned	n/a
Bombay, New York	Cutting facility	Leased	2006
Rio Nance, Honduras	Knitting, dyeing, finishing and cutting facility	Owned	n/a
Bella Vista, Dominican Republic	Knitting, dyeing, finishing and cutting facility	Owned	n/a
Nandaïme, Nicaragua	Idle	Owned	n/a
San Pedro Sula, Honduras	Sewing facility	Leased	2007
Choloma, Honduras	Sewing facility	Leased	2007
Choloma, Honduras	Sewing facility	Leased	2010
Villanueva, Honduras	Sewing facility	Leased	2008
Castaños, Mexico	Sewing facility	Owned	n/a
San Buenaventura, Mexico	Sewing facility	Leased	2005
San Marcos, Nicaragua	Sewing facility	Leased	2008
Rivas, Nicaragua	Sewing facility	Leased	2010
Port-au-Prince, Haiti	Sewing facility	Leased	2010
Port-au-Prince, Haiti	Sewing facility	Leased	2010
Montreal, Québec	Distribution facility	Owned	n/a
Eden, North Carolina	Distribution facility	Owned	n/a
Montreal, Québec(2)	Yarn spinning facility	Owned	n/a
Cedartown, Georgia	Yarn spinning facility	Owned(3)	n/a
Clarkton, North Carolina	Yarn spinning facility	Leased(3)	2007

(1)	Includes renewals.

(2)	The yarn spinning facility in Montreal, Québec shut down in the second quarter of fiscal 2005.

(3)	Jointly with Frontier.
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
Labour Practices
     We have invested significant time and resources in ensuring that the working conditions in all our facilities meet or exceed the standards imposed by Canadian occupational health and safety laws. In addition to having our own Code of Conduct, which is available on our website at www.gildan.com, we have obtained WRAP (Worldwide Responsible Apparel Production) certification for all of our existing sewing plants in Honduras and for our main Mexican sewing facility. To ensure that these employment standards are appropriate, we have worked with the Canadian International Development Agency, a Canadian federal governmental agency, to secure the services of professionals who specialize in social/gender analysis and environmental audits with respect to developing nations. We also contractually obligate our third party contractors to follow prescribed employment policies as well as our Code of Conduct.

     In November 2003, we joined the Fair Labor Association (“FLA”) as a Participating Company. The FLA is recognized internationally as one of the most highly respected verification agencies and promotes adherence to international labour standards and improving working conditions.
     In fiscal 2005, we retained Vérité, an internationally respected training and monitoring organization to conduct training and independent monitoring at our manufacturing facilities.
3.3	Risk Factors
     Please see the “Risks” section of our management’s discussion and analysis on pages 21 to 45 of the 2005 Annual Report.
3.4	Employees
     As at September 30, 2005, we employed 10,193 full-time employees. Of these employees, 368 Canadian employees are covered by collective bargaining agreements. 191 employees at our Valleyfield, Québec dyeing and finishing facility are covered by a collective agreement that expired on October 31, 2005. 177 employees at our Montreal, Québec dyeing and finishing facility are covered by a collective bargaining agreement that expires on December 31, 2005.
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
Common Shares
     Following the conversion of all of the Corporation’s Class B Multiple Voting Shares into Class A Subordinate Voting Shares, the Corporation’s shareholders approved a special resolution on February 2, 2005 to amend the Corporation’s Articles in order to change each of the issued and outstanding Class A Subordinate Voting Shares into one newly-created Common Share and to remove the Class B Multiple Voting Shares and the Class A Subordinate Voting Shares.
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
6.	MARKET FOR SECURITIES
     The Common Shares of the Corporation are listed on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) under the symbol “GIL”. The Class A Subordinate Voting Shares (now the Common Shares), which were issued at an offering price of $1.75 (Cdn$2.57), began trading on the TSX, the Montreal Exchange (the “ME”) and the American Stock Exchange (“AMEX”) on June 17, 1998. Prior to that date, there was no public market for the Class A Subordinate Voting Shares. On September 1, 1999, the Class A Subordinate Voting Shares (now the Common Shares) commenced trading on the NYSE. We delisted such shares from AMEX on August 31, 1999. As a result of a restructuring of Canada’s stock exchanges, which took effect on December 7, 1999, we are no longer listed on the ME.

     The table below shows the monthly price range per share and the trading volume of the Common Shares for the fiscal year ended October 2, 2005 on the TSX (in Cdn$) and on the NYSE (in US$).

COMMON SHARES
Toronto Stock Exchange (TSX)				New York Stock Exchange (NYSE)
Month	High	Low	Trading Volume	Month	High	Low	Trading Volume
October 4 to 31, 2004	18.37	17.56	2,505,800	October 4 to 31, 2004	14.78	13.83	977,800
November 2004	18.60	17.43	4,049,200	November 2004	15.63	14.23	1,413,200
December 2004	20.63	18.46	6,320,800	December 2004	17.22	15.61	1,944,800
January 2005	22.80	20.30	5,472,400	January 2005	18.35	16.58	1,436,200
February 2005	25.25	22.25	6,527,800	February 2005	20.38	18.18	2,418,400
March 2005	27.25	24.63	5,184,000	March 2005	22.35	19.87	3,003,400
April 2005	28.76	25.03	4,276,400	April 2005	23.40	20.50	5,188,800
May 2005	32.00	26.50	5,931,600	May 2005	25.51	21.11	4,013,000
June 2005	32.51	29.80	4,374,600	June 2005	26.54	23.79	1,929,300
July 2005	36.92	32.98	5,016,800	July 2005	30.70	26.21	2,372,000
August 2005	41.28	35.91	5,405,500	August 2005	34.36	29.20	3,310,900
September 2005	45.41	38.07	3,950,200	September 2005	39.13	32.26	2,773,100
October 1 to 2, 2005	—	—	—	October 1 to 2, 2005	—	—	—

7.	DIRECTORS AND OFFICERS
     Listed below is certain information about the current directors of Gildan. The directors have served in their respective capacities since their election and/or appointment and will continue to serve until the next annual meeting of shareholders or until a successor is duly elected.

Name and Municipality of Residence	Age	Principal Occupation	Director Since
Robert M. Baylis (2)(3)(4) Darien, Connecticut, United States.	67	Corporate Director	February 1999

Glenn J. Chamandy Montreal, Québec, Canada.	44	President and Chief Executive Officer of the Corporation	May 1984

William H. Houston, III (2)(3) Memphis, Tennessee, United States.	71	President, World Trade Link (an international business consulting firm)	November 1997

Sheila O’Brien (2)(3) Calgary, Alberta, Canada.	58	Special Advisor on student life to the President of the University of Calgary	June 2005

Pierre Robitaille(1)(2) St-Lambert, Québec, Canada.	62	Business Advisor and Corporate Director	February 2003

Gerald H.B. Ross(1)(3) Montreal, Québec, Canada.	61	Executive in Residence of the Faculty of Management, McGill University	February 2003

Richard P. Strubel (1)(3) Chicago, Illinois, United States.	66	Vice Chairman and Director of Cardean Learning Group (a provider of advanced education over the Internet) Chairman of Broadspan Capital	February 1999

Gonzalo F. Valdes-Fauli(1)(2) Key Biscayne, Florida, United States.	59	(an investment banking firm specializing in financial advisory services)	October 2004

(1)	Member of the Audit and Finance Committee.

(2)	Member of the Corporate Governance Committee.

(3)	Member of the Human Resources and Compensation Committee.

(4)	Chairman of the Board.

     Listed below is certain information about the current executive officers of Gildan.

Name and Municipality of Residence	Age	Position held within the Corporation
Glenn J. Chamandy (1) (2) Montreal, Québec, Canada.	44	President, Chief Executive Officer and Director

Laurence G. Sellyn (1) (2) Beaconsfield, Québec, Canada.	56	Executive Vice-President, Chief Financial and Administrative Officer

Michael R. Hoffman (1) St. James, Barbados.	43	President, Gildan Activewear SRL

Georges Sam Yu Sum (1) (2) Montreal, Québec, Canada.	48	Executive Vice-President, Operations

Gregg Thomassin (1) (2) Baie D’Urfé, Québec, Canada.	46	Executive Vice-President, Corporate Controller and Chief Information Officer

Benito Masi (1) (2) Laval, Québec, Canada.	50	Executive Vice-President, Manufacturing

Peter Iliopoulos(2) Montreal, Québec, Canada.	36	Vice-President, Taxation

Shaun Parmar`(2) Montreal, Québec, Canada.	39	Vice-President, Business Development

(1)	Executive Management Committee.

(2)	Officers of the Corporation.
     Glenn J. Chamandy is one of the founders of the Corporation and has been involved in various Chamandy family textile and apparel businesses for over twenty years. Prior to February 2004, Mr. Chamandy held the position of President and Chief Operating Officer. He was then named President and Co-Chief Executive Officer and, in August 2004, he was appointed to the position of President and Chief Executive Officer.
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
     Sheila O’Brien is Special Advisor on student life to the President of the University of Calgary. Ms. O’Brien previously pursued her career at NOVA Chemicals Corporation, a producer of commodity plastics and chemicals, where from 1995 to 2004 she held various positions leading to Senior Vice-President, Human Resources, Public Affairs, Investor and Government Relations. Ms. O’Brien also serves on the boards of directors of MaRS (Medical and Related Sciences), a research and development centre to promote research in life sciences, and Vartana, a Calgary-based innovative bank concept to support voluntary sector organizations.
     Pierre Robitaille is a business advisor. Mr. Robitaille previously pursued his career at SNC-Lavalin Group Inc., an engineering-construction firm, where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than twenty years with the public accounting and management consulting firm of Ernst & Whinney, where he held the positions of Managing Partner of the Montreal office, President of the firm in Québec, and member of its national board of directors. Mr. Robitaille also serves on the board of directors of Cogeco Cable Inc. and Cogeco Inc. (providers of cable TV, Internet and broadcast services), Swiss Re Company of Canada and Swiss Re Life & Health Co. Canada (global reinsurance company).
     Gerald H.B. Ross is Executive in Residence of the Faculty of Management of McGill University, where from August 2000 until January 1, 2005, he was Dean of the Faculty of Management. Prior to joining McGill University, Dr. Ross was senior partner of Change Lab International, a consultancy specializing in helping organizations create new strategic directions and manage change.

     Richard P. Strubel is Vice Chairman and Director of Cardean Learning Group, a provider of advanced education over the Internet. Mr. Strubel also serves on the board of directors of the Northern Funds and Northern Institutional Funds of The Northern Trust (financial services provider) and the mutual funds of Goldman Sachs & Co.
     Gonzalo F. Valdes-Fauli is Chairman of Broadspan Capital, an investment banking firm specializing in financial advisory services. Mr. Valdes-Fauli retired from Barclays Bank PLC (a major UK-based global bank) in 2001 when he held the position of Vice Chairman, Barclays Capital, and Group CEO Latin America. Mr. Valdes-Fauli serves on the board of directors of Blue Cross and Blue Shield of Florida (health insurance provider), Knight Ridder, Inc. (newspaper and Internet publishing) and as Chairman of Republic Bank (financial services provider), Dominican Republic. He is also Trustee Emeritus of the University of Miami.
     Laurence G. Sellyn was appointed to the position of Executive Vice-President, Chief Financial and Administrative Officer of the Corporation in November 2005. He joined Gildan as Executive Vice-President, Finance and Chief Financial Officer of the Corporation in April 1999. He is a Fellow of the Institute of Chartered Accountants of England and Wales. Prior to joining Gildan, Mr. Sellyn served as Senior Vice-President, Finance and Corporate Development and Chief Financial Officer of Wajax Limited, an industrial distribution company, where he was employed from October 1992 to March 1999. Prior to joining Wajax, he was employed by Domtar Inc., where he held various positions, including Corporate Controller and Vice-President, Business Planning and Development.
     Michael R. Hoffman joined Gildan in November 1997. He served as Vice-President, Sales and Marketing for the international division until his appointment as President of Gildan Activewear SRL in February 2001. Prior to joining Gildan, Mr. Hoffman was employed by Fruit of the Loom, Inc., where he last served as Divisional Vice-President of the Activewear Division.
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
     Mr. Thomassin is a Canadian Chartered Accountant.
     Benito Masi has been involved in apparel manufacturing in North America for the past twenty-five years. He joined Gildan in 1986, where he held various positions. He was appointed Vice-President, Apparel Manufacturing in February 2001 and his title was changed to Vice-President, Corporate Apparel Operations in September 2003. In August 2004, he was appointed Executive Vice-President, Apparel Manufacturing and was appointed Executive Vice-President, Manufacturing in January 2005.
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
     As at December 15, 2005, the executive officers and directors of the Corporation as a group own 5,663,096 Common Shares, which represents 9.44% of the voting rights attached to all Common Shares.
8.	AUDIT COMMITTEE DISCLOSURE
Mandate of the Audit and Finance Committee
     The mandate of the Audit and Finance Committee is included herewith as Appendix A.

Composition of the Audit and Finance Committee
     The Audit and Finance Committee is composed of four independent and financially literate directors, as those terms are defined in the rules of the Canadian Securities Administrators and the U.S. Securities and Exchange Commission as well as the standards of the NYSE. Their education and experience that is relevant to the performance of their responsibilities as members of the Audit and Finance Committee is as follows:
     Pierre Robitaille — Mr. Robitaille, who holds an FCA designation, is a business advisor and corporate director. He is retired from SNC-Lavalin Group Inc., where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than twenty years with the public accounting firm of Ernst & Whinney, where he held the positions of Managing Partner of the Montreal office, President of the firm in Québec and member of the firm’s national board of directors. Mr. Robitaille is a member of the board of directors and the audit committee of Cogeco Inc. and Cogeco Cable Inc. He is also a member of the board of directors of Swiss Reinsurance Canada Group. Over the course of his career, he has acquired competence in the audit of major public and private companies and a familiarity with internal controls and financial reporting procedures.
     Dr. Gerald H.B. Ross — Dr. Ross is Executive in Residence of the Faculty of Management of McGill University, where from August 2000 until January 1, 2005, he was Dean of the Faculty of Management. Prior to joining McGill, he was founder and senior partner of Change Lab International, a consulting organization specialized in the development of techniques to assist organizations in building new visions and managing change to create competitive advantage in the marketplace. He is also Chairman of Astute Inc., an organization that develops advanced context-based learning methodologies for business. During his consulting career, Dr. Ross has worked with some of the world’s premier corporations, such as 3M, Xerox, IBM, DuPont, AT&T, Coca-Cola, Reuters and Kodak. Dr. Ross’ recent academic appointments include serving as a faculty member on the Wharton International Forum Executive Program on Cross Cultural Issues in Global Management. He also works with the University of Michigan’s Executive Education Program and has delivered programs on managing change to the banking industry in Saudi Arabia.
     Richard P. Strubel — Mr. Strubel is Vice Chairman and Director of Cardean Learning Group. He also served as President and Chief Executive Officer of Microdot Inc., a manufacturing corporation with sales of $400 million. Previously, he was president of Northwest Industries, then a New York Stock Exchange company with sales in excess of $3 billion. Mr. Strubel is a trustee of all the institutional and retail mutual funds managed by Goldman, Sachs & Co., as well as the institutional funds of the Northern Trust Company and serves as a member of the audit committees of these mutual fund families. He is a member of the board of trustees of the University of Chicago. Mr. Strubel has more than twenty-five years of experience in executive positions overseeing large operating corporations. He was educated at Williams College and Harvard Business School.
     Gonzalo F. Valdes-Fauli — Mr. Valdes-Fauli is a retired Vice-Chairman of Barclays Capital, the investment banking division of Barclays Bank, London, England. Mr. Valdes-Fauli served as a member of the management committee of Barclays Capital from 1988 to 2001. He was Group Chief Executive of Barclays Bank Latin America from 1988 to 2001. He is Chairman of Broadspan Capital, LLC and Chairman of Republic Bank, Dominican Republic. Mr. Valdes-Fauli currently serves on the boards of directors of other companies, including Blue Cross Blue Shield of Florida and Knight Ridder, Inc., where he is respectively Chairman of the Corporate Governance Committee and Chairman of the Audit Committee. Mr. Valdes-Fauli is a Trustee Emeritus of the University of Miami. He has more than thirty years experience in finance. He holds a Master’s Degree in international finance from Thunderbird Graduate School for International Management and a Bachelor of Science Degree in economics from Spring Hill College.
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

External Auditor Service Fees
     The aggregate fees billed by KPMG llp, Chartered Accountants (“KPMG”), the Corporation’s external auditor, for various audit-related and non-audit services rendered for the fiscal years 2005 and 2004 were as follows:
     Audit Fees — The aggregate audit fees billed by the auditor for professional services rendered for the annual audit of the Corporation’s consolidated financial statements, quarterly reviews of the Corporation’s financial statements and services provided in connection with statutory and regulatory filings or engagements were Cdn$687,287 for fiscal 2005 and Cdn$611,250 for fiscal 2004.
     Audit-Related Fees — The aggregate audit-related fees billed by the auditor were Cdn$74,700 for fiscal 2005 and Cdn$55,042 for fiscal 2004. These services consisted of miscellaneous assurance services.
     Tax Fees — The aggregate tax fees billed by the auditor were Cdn$262,659 for fiscal 2005 and Cdn$218,505 for fiscal 2004. These services consisted of tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of employee tax returns under the Corporation’s expatriate tax service program and the preparation of annual transfer pricing studies and tax advisory services relating to domestic and international taxation.
     All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were Cdn$3,178 for fiscal 2005 for services associated with the assistance of statutory filing requirements and were nil for fiscal 2004.
9.	LEGAL PROCEEDINGS
     The Corporation is a party to claims and litigation arising in the normal course of its operations. Management does not expect the resolution of these matters to have a materially adverse effect on the financial position or results of operations of the Corporation.
10.	TRANSFER AGENT AND REGISTRAR
     The transfer agent and registrar of the Corporation is Computershare Investor Services Inc., having offices in Montreal and Toronto at which the register of transfer of the Common Shares is held. The co-transfer agent and co-registrar of the Corporation is Computershare Trust Company, Inc., having an office in New York.
11.	MATERIAL CONTRACTS
     The Corporation has not entered into any material contracts outside the ordinary course of business.
12.	INTERESTS OF EXPERTS
     KPMG, the external auditors of the Corporation, reported on the fiscal 2005 audited consolidated financial statements of the Corporation (the “Financial Statements”), which were filed with the securities regulatory authorities. KPMG had no registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation or any of the Corporation’s associates or affiliates when it prepared the report on the Financial Statements, or after such time, nor does it expect to receive any such securities or other property.
13.	ADDITIONAL INFORMATION
     Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for insurance under the Corporation’s equity compensation plans is contained in the Circular, and additional financial information is provided in the Corporation’s comparative consolidated financial statements and management’s discussion and analysis for its most recently completed financial year, both of which are contained in the 2005 Annual Report.
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

APPENDIX A — MANDATE OF THE AUDIT AND FINANCE COMMITTEE
The following description of the mandate of the Audit and Finance Committee of the Corporation complies with applicable Canadian laws and regulations, such as the rules of the Canadian Securities Administrators, and with the disclosure and listing requirements of the Toronto Stock Exchange (collectively, the “Canadian Corporate Governance Standards”), as they exist on the date hereof. In addition, this mandate complies with applicable U.S. laws, such as the Sarbanes-Oxley Act of 2002, and rules and regulations adopted thereunder, and with the New York Stock Exchange’s corporate governance standards (collectively, the “US Corporate Governance Standards”), as they exist on the date hereof. The mandate of the Audit and Finance Committee of the Corporation (the "Audit Committee”) shall be reviewed annually by the Board in order to ensure on-going compliance with such standards.
1.	Membership and Quorum
•	a minimum of three directors;

•	only “independent” (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards) directors shall be appointed, the whole as determined by the Board; no affiliate of the Corporation or any of its subsidiaries (including any person who, directly or indirectly, controls or is controlled by, or is under common control with the Corporation, or any director, executive officer, partner, member, principal or designee of such affiliate) may serve on the Audit Committee; a member of the Audit Committee shall receive no compensation from the Corporation or any of its affiliates other than compensation as a director and committee member of the Corporation; prohibited compensation includes fees paid, directly or indirectly, for services as a consultant or as legal or financial advisor, regardless of the amount;

•	each member must be “financially literate” (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards), as determined by the Board;

•	at least one member must be an “audit committee financial expert” (as contemplated by US Corporate Governance Standards), as determined by the Board;

•	members of the Audit Committee shall be appointed annually by the Board upon recommendation of the Corporation’s Corporate Governance Committee; such members may be removed or replaced, and any vacancies on the Audit Committee shall be filled by the Board upon recommendation of the Corporation’s Corporate Governance Committee; membership on the Audit Committee shall automatically end at such time the Board determines that a member ceases to be “independent” as determined in the manner set forth above;

•	quorum of majority of members.
2.	Frequency and Timing of Meetings
•	normally contemporaneously with the Corporation’s Board meetings;

•	at least four times a year and as necessary.
3.	Mandate

The responsibilities of the Audit Committee include the following:

(a)	Overseeing financial reporting
•	monitoring the integrity and quality of the Corporation’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through independent discussions with management, the external auditors and the internal auditors;

•	reviewing, with management and the external auditors, the annual audited consolidated financial statements as well as the report of the auditors thereon to be included in the Annual Report of the Corporation, including the Corporation’s MD&A disclosure, prior to their release, filing and distribution;

•	reviewing, with management and the external auditors, quarterly consolidated financial statements of the Corporation and accompanying information including the Corporation’s MD&A disclosure, prior to their release, filing and distribution;

•	reviewing with management and external auditors the financial information contained in prospectuses, offering memoranda, Annual Information Form, Annual Report, Management Proxy Circular, Forms 6-K (including Supplemental Disclosure) and 40-F and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the United States of America;

•	reviewing, with management, the level and type of financial information provided from time to time, to financial markets, including any earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assessing the adequacy of those procedures;

•	reviewing, with the external auditors and management, the quality, appropriateness and disclosure of the Corporation’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;

•	reviewing any analysis or other written communications prepared by management, the internal auditors or external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effect of alternative generally accepted accounting principles methods;

•	reviewing the external auditors’ quarterly review engagement report;

•	reviewing the compliance of management certification of financial reports with applicable legislation;

•	reviewing the potential impact of any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of the Corporation and the appropriateness of the disclosure thereof in the documents reviewed by the Audit Committee;

•	reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein;

•	reviewing at least annually the Corporation’s communications policy and monitoring the Corporation’s communications with analysts, investors, the media and the public.

(b)	Monitoring risk management and internal controls
•	receiving periodically management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control;

•	reviewing insurance coverage (annually and as may otherwise be appropriate);

•	taking reasonable measures to ensure that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

•	reviewing policy parameters for normal derivative transactions to hedge interest rate and foreign exchange risks and any transaction not within the parameters;

•	assisting the Board with the oversight of the Corporation’s compliance with, and reviewing the Corporation’s processes to ensure compliance with, applicable legal and regulatory requirements;

•	while ensuring confidentiality and anonymity, establishing procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters;

•	requesting the performance of any specific audit, as required.
(c)	Monitoring internal auditors
•	ensuring that the internal auditors have a functional reporting relationship with the Audit Committee;

•	ensuring that the internal auditors have access to all levels of management in order to carry out their duties;

•	regularly monitoring the internal audit function’s performance, its responsibilities, staffing and budget;

•	approving the appointment and termination of the Corporation’s chief internal auditor;

•	ensuring that the internal auditors are accountable to the Audit Committee and to the Board.
(d)	Monitoring external auditors
•	recommending the retention and, if appropriate, the removal of external auditors (both subject to shareholder approval), their compensation, as well as evaluating and monitoring their qualifications, performance and independence;

•	overseeing all relationships between the external auditors and the Corporation including, determining which non-audit services the external auditors are prohibited from providing, approving, or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing the total amount of fees paid by the Corporation to the external auditors for all audit and non-audit services;

•	ensuring that the external auditors report directly to the Audit Committee and that they are accountable to the Audit Committee and to the Board;

•	directly overseeing the external auditors and discussing with them the quality and not just the acceptability of the Corporation’s accounting principles, including (i) all critical accounting policies and practices used, (ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iii) any other material written communications between the Corporation and the external auditors (including any disagreement with management and the resolution thereof);

•	reviewing at least annually, a report by the external auditors describing their internal quality-control procedures; any material issues raised by their most recent internal quality-control review of their firm, or peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by them, to the extent available, and any steps taken to deal with any such issues;

•	reviewing at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with the Corporation and confirming their independence, and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;

•	reviewing hiring policies for employees or former employees of the Corporation’s firm of external auditors;

•	taking all reasonable steps to ensure the rotation of lead, concurring and other audit partners, to the extent required by Canadian Corporate Governance Standards and US Corporate Governance Standards.
(e)	Reviewing financings
•	reviewing the adequacy of the Corporation’s financing, including terms and conditions.
(f)	Evaluating the performance of the Audit Committee
•	ensuring that processes are in place to annually evaluate the performance of the Audit Committee.
Because of the Audit Committee’s demanding role and responsibilities, the Board chair, together with the Corporate Governance Committee chair, reviews any invitation to Audit Committee members to join the audit committee of another publicly-listed entity. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including the Corporation, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit Committee and either requires a correction to the situation or discloses in the Corporation’s Management Proxy Circular that there is no such impairment.
As appropriate, the Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors and set and pay their compensation, and so advise the Board chair and, if appropriate, the external auditors; the Audit Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. In addition, the Corporation will provide appropriate funding for the Audit Committee, including the payment of all outside legal, accounting and other advisors retained by the Audit Committee.
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
The Audit Committee shall report annually to the Board on the adequacy of its mandate. In addition, the chair of the Audit Committee shall report regularly to the Board on the business of the Audit Committee.
Nothing contained in the above mandate is intended to transfer to the Audit Committee the Board’s responsibility to ensure the Corporation’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee. Even though the Audit Committee has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the internal auditors and the external auditors. Members of the Audit Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditors. The Audit Committee’s oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Corporation’s financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles.
* * * * * * *

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
     C. Disclosure Controls and Procedures
          The Registrant’s President and Chief Executive Officer and the Registrant’s Executive Vice-President, Finance and Chief Financial Officer, after evaluating the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of October 2, 2005, have concluded that, as of such date, the Registrant’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities.
     D. Changes in Internal Control over Financial Reporting
          There has been no change in the Registrant’s internal controls over financial reporting during the year ended October 2, 2005 that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal controls over financial reporting.
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
     F. Code of Ethics
          The Registrant has adopted a Code of Ethics and Business Conduct (the “Code of Conduct”) that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Conduct is available at the Registrant’s Internet website, www.gildan.com, and is available in print to any shareholder who requests it.
     G. Principal Accountant Fees and Services
          In addition to retaining KPMG llp, Chartered Accountants (“KPMG”) to report upon the annual consolidated financial statements of the Registrant, the Registrant retained KPMG to provide various audit-related and non-audit services in fiscal 2005. The aggregate fees billed for professional services by KPMG for each of the last two (2) fiscal years, were as follows:
Audit Fees — The aggregate audit fees billed by KPMG for professional services rendered for the annual audit of the Registrant’s consolidated financial statements, quarterly reviews of the Registrant’s financial statements and services provided in connection with statutory and regulatory filings or engagements were CDN$687,287 for fiscal 2005 and CDN$611,250 for fiscal 2004.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were CDN$74,700 for fiscal 2005 and CDN$55,042 for fiscal 2004. These services consisted of miscellaneous assurance services.
Tax Fees — The aggregate tax fees billed by KPMG were CDN$262,659 for fiscal 2005 and CDN$218,505 for fiscal 2004. These services consisted of: tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of employee tax returns under the Registrant’s expatriate tax service program and the preparation of annual transfer pricing studies and tax advisory services relating to domestic and international taxation.
All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were CDN$3,178 for fiscal 2005 for services associated with the assistance of statutory filing requirements and were nil for fiscal 2004.
          All fees billed to the Registrant by KPMG in fiscal 2005 were pre-approved by the Registrant’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate and pursuant to applicable legislation. The mandate of the Audit and Finance Committee is available on the Registrant’s Internet website at www.gildan.com.
     H. Off-Balance Sheet Arrangements
          Operating leases and commitments
          The Registrant has no commitments that are not reflected in its balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations on page 33 of its MD&A (see Exhibit 99.1). As disclosed in Note 11 to the Registrant’s Consolidated Financial Statements (see Exhibit 99.2), the Registrant has issued standby letters of credit and corporate guarantees primarily from various servicing agreements amounting to $19.8 million at October 2, 2005.
          Derivative Financial Instruments
          From time to time, the Registrant uses forward foreign exchange contracts, primarily in Canadian dollars and Euros, to hedge cash flows related to accounts receivable and accounts payable in foreign currencies (non-U.S. dollar) denominated goods and services. A forward foreign exchange contract represents an obligation to exchange a foreign currency with a counterparty at a predetermined rate. Credit risk exists in the event of failure by a counterparty to meet its obligations. The Registrant reduces this risk by dealing only with highly rated counterparties, normally major North American and European financial institutions. The Registrant’s exposure to foreign currency fluctuations is described in more detail in the “Risks” section of its MD&A beginning on page 40 (see Exhibit 99.1).
          The Registrant does not use derivative financial instruments for speculative purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months.
          Gains and losses on forward foreign exchange contracts are recognized through income in the same period as the transactions that are hedged. For the years ended October 2, 2005 and October 3, 2004, net earnings included recognized gains relating to derivative financial instruments of $5.8 million and $0.1 million, respectively.

The following table summarizes the Registrant’s commitments to buy and sell foreign currencies as at October 2, 2005 and October 3, 2004:

	Notional	Exchange		Notional US dollar
	Amount	Rate	Maturity	Equivalent
	(in thousands)			(in thousands)
2005:
Sell contracts:
Foreign exchange contracts:	€9,276	1.3450 to 1.3721	Oct. 2005 –Sept. 2006	$12,620
	£4,490	1.8707 to 1.8909	Oct. 2005 –Sept. 2006	8,439
	CDN$2,800	0.8610	Oct. 2005	2,410

Buy contracts:
Foreign exchange contracts:	CDN$21,400	0.7997 to 0.8216	Oct. 2005 - Aug. 2006	$17,348
	€2,150	1.2039	Oct. 2005	2,588

2004:
Sell contracts:
Foreign exchange contracts:	€1,409	1.2703 to 1.2717	Oct. - Dec. 2004	$1,791
	£1,002	1.7970 to 1.8490	Oct. - Dec. 2004	1,836

Buy contracts:
Foreign exchange contracts:	CDN$38,990	0.7251 to 0.7401	Oct. 2004 - May 2005	$28,726

          The fair value of the forward foreign exchange contracts, based on quoted market values, was $3.0 million as at October 2, 2005 and $2.1 million as at October 3, 2004.
     I. Tabular Disclosure of Contractual Obligations
          See page 33 of Exhibit 99.1.
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
          DATED: December 22, 2005

GILDAN ACTIVEWEAR INC.

By:	/s/ Lindsay Matthews

Name: Title:	Lindsay Matthews Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of the Registrant for the year ended October 2, 2005

99.2	Audited comparative consolidated financial statements of the Registrant as at and for the year ended October 2, 2005

99.3	Consent of KPMG llp

99.4	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

99.5	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.6
Schedule “D” — Statement of Corporate Governance Practices to the Registrant’s Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular dated as of December 16, 2005 (incorporated by reference to Exhibit 99.1 of the Registrant’s Form 6-K (file no. 001-14830) furnished to the Securities and Exchange Commission on December 23, 2005)