Form 40-F
period 2006-10-01
GILDAN ACTIVEWEAR INC
filed 2006-12-22
CIK 1061894

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: October 1, 2006	Commission File number: 01-14830

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
60,113,834

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes	No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No

GILDAN ACTIVEWEAR INC.

ANNUAL INFORMATION FORM

for the year ended October 1, 2006

December 20, 2006

GILDAN ACTIVEWEAR INC.

Except as otherwise indicated, the information contained herein is given as of December 20, 2006, and all dollar amounts set forth herein are expressed in U.S. dollars.

In this annual information form, "Gildan", the "Corporation", or the words "we", "our" and "us" refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries and joint ventures.

The information appearing in the extracts of the documents listed below and specifically referred to in this Annual Information Form is incorporated herein by reference:

-     2006 Annual Report; and

-     2006 Notice of Annual Meeting of Shareholders and Management Proxy Circular (the "Circular").

The foregoing documents are available on the SEDAR website at www.sedar.com, on the Edgar website at www.sec.gov and on the Corporation's website at www.gildan.com.

This Annual Information Form contains certain forward-looking statements, which are based on Gildan's current expectations, estimates, projections and assumptions and were made by Gildan in light of its experience and its perception of historical trends. Please refer to the cautionary statement at page 22 of this Annual Information Form.

1.     CORPORATE STRUCTURE

1.1   Name, Address and Incorporation

We were incorporated on May 8, 1984 pursuant to the Canada Business Corporations Act under the name of Textiles Gildan Inc. At our inception, we focused our activities on the manufacture of textiles and produced and sold finished fabric as a principal product-line. In 1992, we redefined our operating strategy and, by 1994, our operations focused exclusively on the manufacture and sale of activewear for the wholesale imprinted sportswear market.

In March 1995, we changed our name to Gildan Activewear Inc./Les Vêtements de Sports Gildan Inc. In June 1998, in conjunction with our initial public offering, we filed Articles of Amendment to, among other things, remove the private company restrictions contained in our charter documents and change the structure of our authorized share capital.

In February 2004, we amended our Articles in order to provide for the possibility of holding annual meetings of shareholders at places outside Canada and to change the province or territory in Canada where our registered office is to be situated from "Montreal Urban Community (Province of Québec)" to "Province of Québec".

On February 2, 2005, we filed Articles of Amendment in order to (i) create a new class of Common Shares (the "Common Shares"), (ii) change each of the issued and outstanding Class A Subordinate Voting Shares into one of the newly-created Common Shares, (iii) remove the Class B Multiple Voting Shares and the Class A Subordinate Voting Shares as well as the rights, privileges, restrictions and conditions attaching thereto, (iv) change the French form of our name to "Les Vêtements de Sport Gildan Inc." and (v) decrease the maximum number of directors from fifteen (15) to ten (10).

Our principal executive offices and registered office are located at 725 Montée de Liesse, Montreal, Québec, Canada H4T 1P5, and our telephone number at that address is (514) 735-2023.

1.2   Intercorporate Relationships

We have 40 directly or indirectly wholly-owned subsidiaries, which include the following principal entities:

  Gildan Activewear SRL, a Barbados corporation, which has overall responsibility for all of our international sales and related activities, such as contract manufacturing, warehousing, distribution, marketing and customer service;

  Gildan Activewear San José, S.A., a Honduran corporation, which operates a sewing facility in San Pedro Sula, Honduras;
  Gildan Activewear San Miguel, S.A., a Honduran corporation, which operates a sewing facility in Choloma, Honduras;
  Gildan Activewear San Antonio, S.A., a Honduran corporation, which operates a sewing facility in Choloma, Honduras;
  Gildan Activewear Villanueva, S.A., a Honduran corporation, which operates a sewing facility in Villanueva, Honduras;
  Gildan Activewear (Clercine), S.A., a Haitian corporation, which operates a sewing facility in Port-au-Prince, Haiti and which will operate an integrated cutting, sewing and distribution centre in Port-au-Prince, Haiti;
  Gildan Activewear (Louverture), S.A., a Haitian corporation, which operates a sewing facility in Port-au-Prince, Haiti;
  Gildan Activewear (San Marcos), S.A., a Nicaraguan corporation, which operates a sewing facility in San Marcos, Nicaragua;
  Gildan Activewear (Rivas), S.A., a Nicaraguan corporation, which operates a sewing facility in Rivas, Nicaragua;
  Gildan Activewear Castaños, S. de R.L. de C.V., a Mexican corporation, which operates sewing facilities in Castaños and San Buenaventura, Mexico;
  Gildan Activewear Mexico, S.A. de C.V., a Mexican corporation, which is responsible for sales and distribution in Mexico;
  Gildan Activewear Malone, Inc., a New York corporation, which operates a cutting facility in Bombay, New York;
  Gildan Activewear Honduras Textiles Company, S.A., a Honduran corporation, which operates our integrated textile manufacturing facility in Rio Nance, Honduras;
  Gildan Activewear (UK) Limited, a U.K. corporation, which is responsible for sales and distribution for our European and Asia/Pacific markets;
  Gildan Choloma Textiles, S.A., a Honduran corporation, which will operate our second integrated textile manufacturing facility in Rio Nance, Honduras;
  Gildan Honduras Hosiery Factory, S.A., a Honduran corporation, which will operate our integrated sock manufacturing facility in Rio Nance, Honduras;
  Gildan Activewear (Eden) Inc., a North Carolina corporation, which operates our Eden, North Carolina distribution facility and which will operate our Martinsville, Virginia distribution facility;
  Gildan Activewear Dominican Republic Textile Company Inc., a Barbados corporation, which operates our integrated textile manufacturing facility in Bella Vista, Dominican Republic;
  Gildan Activewear Properties (Dominican Republic) Inc., a Barbados corporation, which owns the real estate where our integrated textile manufacturing facility is located in Bella Vista, Dominican Republic; and
  Kentucky Derby Hosiery Co., Inc., a Kentucky corporation, which manufactures and sells socks ("Kentucky Derby").

In addition, in the first quarter of fiscal 2004, we formed a joint venture company with Frontier Spinning Mills, Inc. ("Frontier"), a major U.S. yarn manufacturer. This company, called CanAm Yarns, LLC (formerly Cedartown Manufacturing, LLC) ("CanAm"), a Delaware limited liability company, currently operates yarn-spinning facilities in Cedartown, Georgia and Clarkton, North Carolina. Gildan and Frontier each own a 50% voting and equity interest in CanAm.

2.     GENERAL DEVELOPMENT OF THE BUSINESS

2.1   Three Year History

Over the past three fiscal years, we have continued to gain market share in our core market, the wholesale distributor channel serving screenprinters in the United States, Canada and Europe. We are also continuing with the next major stage of our growth strategy, which is to develop Gildan as a leading consumer brand for high-volume, basic, frequently replenished, non-fashion apparel, and have accelerated this strategy with the acquisition of a U.S. sock manufacturer, Kentucky Derby. In addition, we are continuing to invest in major capacity expansion projects to support our sales growth objectives and have further developed our vertically-integrated manufacturing hubs in Central America and the Caribbean Basin. For changes in our business that are expected to occur during fiscal 2007, see "Description of the Business Business Overview Strategy".

Retail Market Initiative

In fiscal 2005, as an initial step into the retail market, we began selling our existing activewear products to U.S. and Canadian regional retailers for sale without logos or decoration. In fiscal 2006, we expanded our product-line to include underwear and basic athletic socks. In addition, in the fourth quarter, we completed the acquisition of Kentucky Derby, which is intended to enhance and accelerate our strategy to enter the North American mass-market retail channel.

In order to support our retail market strategy, during fiscal 2006 we completed the construction of a new state-of-the-art manufacturing facility at our Rio Nance manufacturing complex in Honduras for the large-scale production of athletic socks and began the construction of a third state-of-the-art integrated textile manufacturing facility for the production of fleece. We expect to ramp up our sock facility to full capacity by the second half of fiscal 2008 and begin production at our fleece facility in the second half of fiscal 2007.

Acquisition of U.S. Sock Manufacturer

On July 6, 2006, we acquired 100% of the common shares of Kentucky Derby, a U.S. sock manufacturer based in Hopkinsville, Kentucky. The total purchase price of $20.4 million was paid in cash at closing, with the exception of approximately $0.5 million, which was settled through the issuance of Gildan Common Shares.

Kentucky Derby has annual sales in excess of $130 million, consisting primarily of private label programs for U.S. mass-market retailers. We intend to utilize Kentucky Derby's experience and distribution with mass-market retailers to enhance our platform to develop Gildan as a consumer brand in basic athletic socks, underwear and activewear, while continuing to focus on serving the needs of our customers in the wholesale distribution channel and continuing to support Kentucky Derby's private label programs and brand licenses.

We are currently in the process of integrating Kentucky Derby and expect to achieve the full benefits of the integration by the end of fiscal 2008.

Restructuring of Canadian and U.S. Textile Manufacturing Operations

During fiscal 2006, consistent with our ongoing strategy to enhance our overall cost structure by maximizing large-scale production of basic t-shirts at our textile manufacturing operations in Honduras and the Dominican Republic, we announced the restructuring of our Canadian manufacturing operations, to take effect in December 2006. This included the closure of our textile manufacturing facility in Valleyfield, Québec and the reduction in the operations of our knitting facility in Montreal, Québec, as well as our cutting facility in Bombay, New York. Also in fiscal 2006, we announced the closure and downsizing of sock manufacturing capacity located in North Carolina and Virginia, which will be undertaken during the first half of fiscal 2007.

We continue to significantly increase our overall capacity through major new expansions in both our Central American and Caribbean Basin manufacturing hubs and will continue on an ongoing basis to evaluate the role and global competitiveness of our Canadian textile and U.S. sock manufacturing facilities within our overall capacity planning to support our growth strategy.

Yarn-Spinning

In the second quarter of fiscal 2005, we closed our Canadian yarn-spinning plants in Long Sault, Ontario and Montreal, Québec and transferred our Canadian yarn-spinning activities to the United States. In order to be globally cost-competitive, we decided to focus on expanding our textile operations in Central America and the Caribbean Basin and utilizing our textile operations in Canada to produce shorter-run, higher-value product-lines. This resulted in lower requirements for commodity yarns from our Canadian yarn-spinning facilities, with the consequence that they were no longer able to operate at an efficient level of capacity utilization.

In the first quarter of fiscal 2004, we formed CanAm, a 50%/50%-owned joint venture company with Frontier, which acquired all of the assets of an existing yarn-spinning facility located in Cedartown, Georgia. The total cost of the equipment and real estate for the acquisition of the Cedartown facility, including Frontier's 50% share of the investment, amounted to $12.5 million. In fiscal 2005, concurrent with the Canadian yarn-spinning plant closures, CanAm's yarn-spinning operations were expanded to include a new yarn-spinning facility in Clarkton, North Carolina. In conjunction with the development of the new Clarkton facility, CanAm acquired certain assets of our yarn-spinning facility in Long Sault, Ontario, the transfer of which occurred in the second quarter of fiscal 2005, and the new Clarkton facility became fully operational by the end of the third quarter of fiscal 2005.

Textile Manufacturing

In fiscal 2004, we began construction of an integrated knitting, bleaching, dyeing, finishing and cutting facility in Bella Vista, Dominican Republic to support our projected continuing sales growth. The Bella Vista facility began production in the third quarter of fiscal 2005 and is currently running at a comparable scale of production to our mature first textile facility in Honduras. We will continue to maximize production levels and cost efficiencies at this facility during fiscal 2007.

In fiscal 2004, we purchased property in Nandaïme, Nicaragua for development of an integrated textile facility. We view the Nicaragua site as a strategic long-term asset for future capacity expansion.

During fiscal 2005, we purchased additional land adjacent to our Rio Nance facility in Honduras for the purpose of constructing two new integrated world-scale facilities, one for the production of fleece, and one for the production of athletic socks. During fiscal 2006, we completed the construction of the sock manufacturing facility and began the construction of the fleece textile facility. We expect to ramp up our sock facility to full capacity by the second half of fiscal 2008 and begin production at our fleece facility in the second half of fiscal 2007.

With the acquisition of Kentucky Derby in the fourth quarter of fiscal 2006, we also operate sock manufacturing facilities in North Carolina and Virginia.

Sewing

In fiscal 2005, we began production in three new sewing facilities located in Choloma, Honduras, Rivas, Nicaragua and Port-au-Prince, Haiti.

In fiscal 2006, we commenced operations in a new sewing facility located in Villanueva, Honduras. During the last quarter of fiscal 2006, we signed lease agreements for an integrated cutting, sewing and distribution facility in Port-au-Prince, Haiti, as well as for a new building under construction in Rivas, Nicaragua. We expect to begin production at these facilities in the first quarter and the second quarter of fiscal 2007, respectively. In addition to our own facilities, we supplement our production by using third party contractors in Haiti and the Dominican Republic.

Distribution

In fiscal 2004, we supplemented our existing third party distribution centre located in Bletchley-Milton Keynes, United Kingdom, with three additional third party distribution centres located in Brisbane, Australia, Meer, Belgium and Ontario, California. In fiscal 2004, we also began a major expansion of our distribution centre in Eden, North Carolina, which was completed in the second quarter of fiscal 2005.

In fiscal 2006, we added a new distribution centre in Choloma, Honduras to better serve our European customers as well as two new third party distribution centres located in Monterrey, Mexico and Mississauga, Ontario to better serve our Mexican and Canadian customers, respectively. In September 2006, we announced the closure of our distribution centre located in Montreal, Québec effective October 2006.

Finally, in August 2006, as part of our overall plan to integrate the operations of Kentucky Derby and to support future capacity requirements for our retail initiative, we announced plans to invest approximately $7 million in a new 400,000 square foot retail distribution centre in Martinsville, Virginia and to relocate and consolidate Kentucky Derby's existing distribution centres at multiple sites in Danville, Virginia and Mt. Airy, North Carolina to this single location. This new distribution centre will be fully dedicated to supporting our retail distribution plans. The relocation and consolidation of Kentucky Derby's distribution centres is expected to result in improved operating efficiencies and lower transportation costs, as well as faster customer response times. The installation of equipment in this facility, together with the associated warehouse management information system, is expected to be completed during the second quarter of fiscal 2007. Our existing distribution centre in Eden, North Carolina will remain fully dedicated to providing the capacity required for Gildan's anticipated future growth in the wholesale distribution channel.

Capital Expenditures

In the last three fiscal years, we have invested an aggregate of approximately $220 million in our manufacturing and distribution operations in North America and offshore.

Share Structure

In February 2004, our Board of Directors approved the conversion of all of the Corporation's Class B Multiple Voting Shares into Class A Subordinate Voting Shares on a one-for-one basis and without any conversion premium. The Class B Multiple Voting Shares were held by H. Greg Chamandy, Glenn J. Chamandy and Edwin B. Tisch through their respective holding companies. The conversion became effective on March 1, 2004.

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

Stock Split

On May 4, 2005, our Board of Directors approved a two-for-one stock split effected in the form of a stock dividend. The split was applicable to all shareholders of record on May 20, 2005. The Common Shares commenced trading on a post-split basis on May 18, 2005 on the Toronto Stock Exchange and on June 1, 2005 on the New York Stock Exchange, in accordance with the respective requirements of these exchanges. The stock split was intended to increase the liquidity of, and facilitate trading in, our Common Shares.

3.     DESCRIPTION OF THE BUSINESS

3.1   Business Overview

We are a vertically-integrated marketer and manufacturer of activewear, underwear and socks. We operate in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel. We are the leading supplier of activewear for the wholesale imprinted sportswear market in the United States and Canada, and also a leading supplier for this market in Europe. "Imprinted" sportswear is decorated with a screenprint or embroidered with a logo, design or character before it reaches the end user.

In fiscal 2005, as part of our growth strategy, we began to implement a major new initiative to sell our products into the mass-market retail channel in North America. In conjunction with these plans, in fiscal 2006, we expanded our product-line to include underwear and basic athletic socks. In the fourth quarter of fiscal 2006, we enhanced and accelerated our retail market initiative by acquiring Kentucky Derby, a U.S. sock manufacturer, and intend to use this strategic acquisition as a platform to build the Gildan brand in athletic socks, underwear and activewear.

Over the past several years, we have significantly increased our sales and earnings. From fiscal 1993 through fiscal 2006, our sales have grown from $24.0 million to $773.2 million, representing a compounded annual growth rate of 30.6%. Sales in the fourth quarter of fiscal 2006 included the sales of our new subsidiary, Kentucky Derby.

Strategy

We believe that our success in developing our vertically-integrated manufacturing hubs has allowed us to provide our customers with low prices, consistent product quality and a reliable supply chain, and has been the main reason that we have been able to rapidly increase our market presence and establish our market leadership in the imprinted sportswear market. These are the same factors that management believes will allow Gildan to be successful in building a consumer brand in the retail channel.

We believe that our vertically-integrated manufacturing operations allow us to provide a combination of competitive prices and premium quality products and to deliver superior value to our customers. We are able to price our products competitively because of our success in reducing operating costs. We accomplish this by:

  investing in modern, automated equipment and facilities;

  increasing our capacity through the development of integrated regional hubs in Central America and the Caribbean Basin, where we benefit from strategic locations and favourable international trade agreements; and

  focusing on producing a narrow range of basic, high-volume product-lines, which allows us to maximize production efficiencies.

We intend to continue to expand capacity through the acquisition of modern, automated equipment for all aspects of our manufacturing process to maximize productivity and achieve high efficiency rates.

We are implementing a five-year plan to approximately triple our unit sales volumes and continue to achieve significant manufacturing efficiencies. Our growth strategy comprises the following four initiatives:

Continue to increase market share in the U.S. wholesale imprinted sportswear market in all product categories. During fiscal 2006, we further increased our leading market share position in the U.S. wholesale distributor network in the t-shirt and sport shirts categories as reported in the S.T.A.R.S Report produced by ACNielsen Market Decisions (the "S.T.A.R.S. Report"). In addition, we gained significant share in the fleece category, reaching the number two market share position. We believe we will continue to increase market share in this channel due to our competitive strengths and the addition of low cost production capacity.

Leverage our successful business model to enter the mass-market retail channel and develop Gildan as a consumer brand. We plan to continue to sell the same basic undecorated activewear apparel products into the retail channel, as well as our new complementary products, underwear and athletic socks, which also leverage our existing core competencies, successful business model and competitive strengths. Our goal is to continue to provide a value proposition, which combines quality, service and competitive pricing. We intend to follow the same pricing strategy as in the wholesale market, by using our cost efficiencies to lower selling prices. Our main competitors in the retail channel for basic family apparel products are essentially the same as in the wholesale channel.

During fiscal 2006, we expanded our presence in the retail channel, particularly with U.S. regional retailers. Following our recent acquisition of Kentucky Derby, we intend to use Kentucky Derby's experience and distribution with mass-market retailers to build Gildan as a consumer brand in athletic socks, underwear and activewear in the mass-market retail channel.

Increase penetration in Europe and other international markets. We expect to pursue further market penetration within our existing served wholesale markets in Europe, Mexico and Australia, in addition to pursuing further international market expansion opportunities. During fiscal 2006, we began to sell Gildan products in Mexico.

Support unit sales growth and maintain pricing competitiveness through continued significant investments in low-cost production capacity. To support our projected continuing sales growth, in fiscal 2006 we ramped up our new Dominican Republic facility to close to full capacity. In addition, we completed the construction of our sock facility in Honduras, which we expect to ramp up to full capacity by the second half of fiscal 2008. We also began construction of a world-scale integrated facility for the production of fleece, which is expected to begin production in the second half of fiscal 2007. Our land and infrastructure in Central America and the Caribbean Basin can accommodate further major capacity expansion on the same sites. During the next five years, we expect to invest approximately $400 million in capital expenditures to support our projected sales growth. All of the organic capacity expansions that we plan to undertake over the next five years are expected to be financed by internally generated funds.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our long-term strategic objectives. These risks are described in the "Risks and Uncertainties" section of the management's discussion and analysis on pages 37 to 40 of the 2006 Annual Report. As well, the nature of our growth strategy involves risks related to certain assumptions underlying unit sales growth, production capacity growth and cost reductions, among others. Notably, our planned growth in market share depends to a significant extent on the successful start-up and ramp-up of new offshore facilities. There can be no assurances that we will achieve our planned market share growth, retail market penetration or capacity increases.

Market Overview

Our target market for activewear, underwear and socks is characterized by low fashion risk compared to many other apparel markets, since products are basic and produced in a limited range of sizes, colours and styles, and since logos and designs for the screenprint market are not imprinted or embroidered by manufacturers.

While the majority of our sales are currently derived from the sale of activewear through the wholesale distribution channel, in fiscal 2006 we continued to expand our entry into the retail channel, concentrating on regional retailers that we can service well with the production capacity that we have available. As we ramp up our major capacity expansion projects in the Caribbean Basin and Central America, we will increasingly be in a position to service major mass-market retailers. We believe that providing a superior value proposition predicated on reliable product quality and comfort, combined with efficient customer service and competitive pricing, the same factors that contribute to our success in the wholesale channel, will allow us to be successful in penetrating the retail channel.

We believe that growth for our activewear products has been driven by several market trends, such as the following:

  continued use of activewear for event merchandising (such as concerts, festivals, etc.);

  continued evolution of the entertainment/sports licensing and merchandising businesses;

  the growing use of activewear for uniform applications;

  the growing use of activewear for corporate promotions;

  continued increase in use of activewear products for travel and tourism;

  an increased emphasis on physical fitness; and

  a greater use and acceptance of casual dress in the workplace.

In addition, reductions in manufacturing costs, combined with quality enhancements in activewear apparel, such as pre-shrunk fabrics, improved fabric weight, blends and construction, have provided consumers with superior products at lower prices.

Products

We specialize in the large-scale marketing and manufacturing of basic, non-fashion apparel products for customers requiring an efficient supply chain and consistent product quality for high-volume, automatic replenishment programs. Our product offering focuses on core basic activewear styles sold in various fabrics, weights and colours for the adult, ladies and youth markets. Silhouettes include basic t-shirts, long sleeve t-shirts, sleeveless t-shirts, ringer tees, tank tops, pocket t-shirts, basic sport shirts, pocketed sport shirts, crewneck sweatshirts, hooded sweatshirts and sweatpants. Each product category is serviced by various labels (each indicative of a specific quality level or fabric type), such as Ultra Cotton®, Heavy Cotton , Ultra Blend® and Heavy Blend . We offer 100% cotton as well as blended cotton and polyester products. In fiscal 2006, we also introduced a variety of styles of men's and boys' underwear and athletic socks into our product-line. Typically, our product offering is characterized by low fashion risk, since products are basic and produced in a limited range of sizes, colours and styles. Our products for the wholesale channel for screenprinters are produced and sold without logos and designs.

T-shirts

T-shirts represented 77% of our sales in fiscal 2006 and 80% in fiscal 2005. Our primary t-shirt offerings are the Gildan Activewear Ultra Cotton® t-shirt (6.1 oz. per sq. yd.), the Gildan Activewear Heavyweight Cotton t-shirt (5.5 oz. per sq. yd.) and the Gildan Activewear Ultra Blend® t-shirt (5.6 oz. per sq. yd.). Each of these t-shirt lines incorporates styles with enhanced features, such as double stitched necklines, seamless collars, taped neck and shoulders, quarter-turned bodies and superior knit surfaces to enhance printability of the fabrics. A variety of silhouettes complement the basic adult t-shirt styles within each label offering.

For the nine-month period ended September 30, 2006, we maintained our number one position in the U.S. wholesale distributor network in the t-shirt category as reported in the S.T.A.R.S. Report. The data in the S.T.A.R.S. Report for the period includes information provided by the largest wholesale distributor, which has renewed its participation in the S.T.A.R.S. Report.

Fleece Products

In fiscal 2006 and fiscal 2005, fleece products represented 14% and 12% of our sales, respectively. Our primary offerings in the fleece category are crewneck sweatshirts, sweatpants and hooded sweatshirts in adult and youth sizes in three distinct fabric contents and weights. We maintained the number two position in the U.S. wholesale distributor network in the overall fleece category for the nine-month period ended September 30, 2006 as reported in the S.T.A.R.S. Report. Significant growth in this fleece category was driven by our volume-priced Heavy Blend collection, featuring 50% cotton/50% polyester fabric in a 7.75 oz. per sq. yd. weight. Our Ultra Blend® collection features 50% cotton /50% polyester fabric in a 9.3 oz. per sq. yd. weight and is the volume leader in this segment. We remain the leader in the U.S. wholesale distributor network in the high-cotton category, as reported in the S.T.A.R.S. Report for the nine-month period ended September 30, 2006. This segment is well serviced with our Ultra Cotton® products featuring 80% cotton/20% polyester blend and a 9.5 oz. per sq. yd. weight.

Sport Shirts

In fiscal 2006 and fiscal 2005, sport shirts represented approximately 6% and 8% of our sales, respectively. We produce sport shirts in a variety of weights, sizes, colours and styles, with or without a pocket. Our sport shirts include the 100% cotton Ultra Cotton® sport shirt in jersey fabric (6.1 oz. per sq. yd.) and piqué fabric (7.0 oz. per sq. yd.) and the 50% cotton/50% polyester Gildan Activewear Ultra Blend® sport shirt in blended jersey fabric (5.6 oz. per sq. yd.) and piqué fabric (6.5 oz. per sq. yd.). We also offer the Gildan Activewear Ultra Cotton® fashion sport shirt (7.0 oz. per sq. yd.), in piqué fabric featuring fashion collars and cuffs in racing, jacquard, pin stripe and wide stripe styles. We maintained our position as the leader in the U.S. wholesale distributor network in the sport shirt category, as reported in the S.T.A.R.S. Report for the nine-month period ended September 30, 2006.

Other Products

Since fiscal 2006, we began to sell men's and boys' packaged underwear and basic athletic socks and, with the acquisition of Kentucky Derby, we are now selling socks in a variety of sizes, styles and colours in the infants', children's, girls', boys', ladies' and men's markets.

Marketing and Sales

We market our products directly to wholesale distributors and retail customers through our sales force. For our wholesale customers, we do not maintain regional sales offices; instead, our sales personnel work from home. Our small sales force is trained to manage relationships with a limited number of regional wholesale distributors. With the acquisition of Kentucky Derby, we now have a sales office in Hopkinsville, Kentucky, which has a small sales force that manages the customer relationships with our retail accounts.

Our wholesale activewear marketing strategy concentrates primarily on the wholesale distribution channel catering to screenprinters, embroiderers and advertising specialty distributors. We also promote our products through appearances at tradeshows and trade magazine advertising and also engage in various forms of co-operative advertising with our major customers, including print advertising, catalogues and mailings and product sampling programs. Our marketing strategy in the retail channel will be based on delivering consistent, reliable product quality to our customers at lower prices rather than consumer advertising.

Customers

In fiscal 2006, we sold our products in the United States, Canada and Europe and other markets, which accounted for 88.0%, 6.5% and 5.5% of total sales, respectively. For a breakdown of our total sales by geographic market for each of the last three financial years, reference is made to Note 20(b) (ii) to the audited annual consolidated financial statements of the Corporation included in our 2006 Annual Report, which is incorporated herein by reference.

Due to wholesaler and retailer consolidation, the customer base to which we sell and are targeting to sell our products is composed of a relatively small number of significant customers. We currently sell our products to approximately 180 customers. In fiscal 2006, our largest customer accounted for 28.2% of total sales, and our top ten customers accounted for 66.0% of total sales.

The large majority of total sales in fiscal 2006 were made through our wholesale distributors. Although we have long-term ongoing relationships with our distributor network, our contracts with our customers do not require them to purchase a minimum quantity of our products. Instead, we meet with them at the beginning of each fiscal year to ascertain their projected requirements and then plan our production and marketing strategy accordingly. Our wholesale distributor customers then send purchase orders to us during the course of the fiscal year.

We have begun selling a full Gildan brand product-line of activewear, underwear and athletic socks without logos or decoration to U.S. and Canadian regional retailers and U.S. mass-market retailers.

Raw Materials

Cotton and polyester fibres are the main raw materials used in the manufacturing of our products. Cotton is used in the manufacturing of 100% cotton yarn while polyester is added in the manufacturing of cotton-polyester blend yarn. Polyester pricing is negotiated on an annual basis, while cotton fibre pricing is fixed in the futures markets.

During fiscal 2006, all of our yarn requirements for all of our product-lines were met by our long-term supply agreements with Frontier and Parkdale America, LLC ("Parkdale"), as well as by our jointly-owned CanAm yarn-spinning facilities in Cedartown, Georgia and Clarkton, North Carolina. We expect that our yarn requirements will continue to be met by these sources.

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

Management Information Systems

Our Enterprise Resource Planning (ERP) system supports all of our operations in the areas of finance, manufacturing and customer service. This system is centralized and is accessed from all of our locations through secure networks. Our ERP system is linked to servers supporting both local processes and specialized applications, including payroll and distribution. We continue to leverage our existing ERP system by developing new functionality in the areas of supply chain, forecasting and strategic network optimization. Due to our increasing dependence on the availability of our computer systems to support our operations, we plan to continue in fiscal 2007 to implement initiatives to enhance our information technology (IT) processes and infrastructure based on the Information Technology Infrastructure Library (ITIL), a framework of best practices approaches intended to facilitate the delivery of high quality IT services.

Seasonality

The activewear business is seasonal. Typically, demand for t-shirts is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season, and lowest in the first quarter of each fiscal year. Demand for our sock products is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the need to support requirements for the back-to-school period and peak retail selling during the Christmas holiday season.

As a result of the historical seasonal trends, we produce and store finished goods inventory in the first half of the fiscal year in order to meet the expected demand for delivery in the second half of the fiscal year.

Competition

The apparel market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being key requirements for success. Our primary competitors in North America are the major U.S.-based manufacturers of basic branded activewear for the wholesale and retail channels, such as Fruit of the Loom, Inc., Hanesbrands Inc., the Jerzees division of Russell Corporation, which was recently acquired by Berkshire Hathaway Inc., which owns Fruit of the Loom, Inc., Delta Apparel Inc. and Anvil Knitwear, Inc.

The competition in the European wholesale imprinted activewear market is similar to that in North America as we compete primarily with the European divisions of the larger U.S.-based manufacturers. In Europe, we also have large competitors that do not have integrated manufacturing operations and source products from contractors in Asia.

For the first nine months of fiscal 2006, our market share in the U.S. wholesale distributor network was 43.7% in the overall t-shirt category, 32.2% in the sport shirt category and 30.8% in the fleece category. All U.S. market share data is based on the S.T.A.R.S. Report.

Trade Regulatory Environment

Although textile and apparel industries worldwide have historically enjoyed significant protections, in recent years trade liberalization and trade preference programs have diminished this protection somewhat. Our increasingly globalized production and sourcing and our increased market coverage have helped us to benefit from changes in the international regulatory climate.

United States

Qualifying imports into the United States enjoy the benefits of free trade agreements with Australia, Bahrain, Chile, Israel, Jordan, Morocco and Singapore, as well as the benefits of the North American Free Trade Agreement ("NAFTA") and the U.S.-Dominican Republic-Central America Free Trade Agreement ("CAFTA").

NAFTA is an agreement among Canada, the United States and Mexico that grants duty-free treatment to originating textile and apparel goods. None of the benefits of NAFTA apply to our goods sewn outside the NAFTA countries.

CAFTA presently includes the United States, El Salvador, Guatemala, Honduras and Nicaragua, and is expected to include Costa Rica and the Dominican Republic within the next year. In the meantime, these two countries are included in the Caribbean Basin Trade Partnership Act ("CBTPA") discussed below. All CAFTA originating textile and apparel goods traded among the CAFTA countries are duty-free. The garments we knit and sew in CAFTA countries from U.S. yarn are thus CAFTA originating and duty-free when imported into the United States. CAFTA permits the use of safeguards in the form of reinstatement of normal duties if increased imports cause or threaten to cause substantial injury to a domestic industry.

Textiles and apparel imported into the United States have also benefited from U.S. preference grants under programs such as the CBTPA, the African Growth and Opportunity Act ("AGOA") and the Andean Trade Promotion and Drug Eradication Act ("ATPDEA"). Our Haiti production is covered under the CBTPA. These programs allow duty-free entry of apparel articles into the United States, subject to certain origin rules and other restrictions. The Corporation and its competitors have participated in these programs. ATPDEA and certain features of AGOA expire within the next year, but Congress is considering extensions. CAFTA replaces CBTPA in countries participating in CAFTA.

A potential obstacle to the U.S. importation of textiles and apparel is the safeguard regime that limits imports of Chinese textiles and apparel, through a system of absolute quotas for the years 2006, 2007 and 2008.

Canada

Textile and apparel imports into Canada benefit from both free trade agreements and preference programs. Canada is part of NAFTA with Mexico and the United States, and Canada has a separate bilateral free trade agreement with Chile. Textile and apparel products originating from approximately 48 Least Developed Countries ("LDCs") are also allowed into Canada duty-free and quota-free under certain rules of origin.

Mexico

Imports into Mexico may receive the benefit of NAFTA, the benefits of bilateral free trade agreements with Bolivia, Chile, Costa Rica, the European Union, Israel, Japan, Nicaragua and Uruguay, and the benefits of two additional regional trade agreements: one among Colombia, Mexico and Venezuela, and one among El Salvador, Guatemala, Honduras and Mexico.

European Union

In addition to free trade arrangements among the individual countries in the European Union, the European Union has preferential trade agreements with other European countries and with countries outside of Europe. Of significance to the Corporation is the free trade agreement between the European Union and Mexico. The European Union also has a Generalized System of Preferences program that permits duty-free entry into the European Union of qualifying articles, including apparel, from developing countries.

A safeguard agreement limiting imports of Chinese textile and apparel into the European Union will expire at the end of 2007.

Australia

Australia has a free trade agreement with the United States. Additionally, Australia has introduced legislation similar to the legislation in force in Canada to allow duty-free and quota-free entry of textiles and apparel articles from LDCs.

Intellectual Property

We own several registered trademarks including, among others, "Gildan" in Canada and the United States, the Gildan "logo" in Canada, and "Gildan Activewear" in Canada, the United States and many countries in Europe, Central America, South America and Asia, as well as in Australia. Applications for the registration of a number of other trademarks, including "Gildan Activewear" and "Gildan", are pending in several countries. We have and intend to continue to maintain our trademarks and the relevant registrations, and will actively pursue the registration of trademarks in Canada, the United States and abroad.

Environmental Regulation

All of our operations are subject to various environmental and occupational health and safety laws and regulations. Because we monitor, control and manage environmental issues, we believe that we are in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located. In line with our commitment to the environment as well as to the health and safety of our employees, we will continue to make expenditures to comply with these requirements, and we do not believe that compliance will have a material adverse effect on our business. As is the case with manufacturers in general, if a release of hazardous substances occurs on or from our properties or any associated offsite disposal locations, or if contamination from prior activities is discovered at any of our properties, we may be held liable. While the amount of such liability could be material, we endeavour to conduct our operations in a manner that reduces such risks.

3.2     Manufacturing Operations

Textile Operations

Yarn-Spinning. We currently conduct yarn-spinning operations at facilities located in Cedartown, Georgia and Clarkton, North Carolina through CanAm, our 50%/50%-owned joint venture with Frontier. These yarn-spinning facilities supply our textile manufacturing facilities with 100% cotton U.S. origin yarn.

Knitting. We currently conduct knitting operations at our knitting facility in Montreal, Québec. We operate circular and flat knitting machines at this facility, producing jersey, piqué, fleece and ribbing in body-sized fabrics in tubular form using cotton and cotton/polyester yarns. We also conduct knitting operations in our integrated textile facility in Rio Nance, Honduras, and at our integrated textile facility in Bella Vista, Dominican Republic. At these facilities, we operate circular and flat knitting machines, producing jersey, piqué and ribbing in body-sized fabrics in tubular form using cotton and cotton/polyester yarns. Our second integrated textile facility in Rio Nance is expected to begin knitting, dyeing, finishing and cutting operations for the production of fleece in the second half of fiscal 2007.

Dyeing and Finishing. Knitted fabric produced at our facility in Montreal, Québec is batched for bleaching and dyeing and is taken to our dyeing and finishing facilities in Montreal, Québec and, until December 2006, to our dyeing and finishing facility in Valleyfield, Québec. Bleaching, dyeing and finishing operations in our integrated textile facilities in Rio Nance, Honduras and Bella Vista, Dominican Republic process all the fabric knitted in each respective facility.

Cutting. All of the fabric produced at the Montreal dyeing and finishing facility and, until December 2006, the Valleyfield dyeing and finishing facility, is shipped to our automated cutting facility located in Bombay, New York. Cutting operations in our integrated textile facilities in Rio Nance, Honduras and Bella Vista, Dominican Republic, cut all bleached and dyed fabric produced in each respective facility, thereby leveraging our existing manufacturing infrastructure and also reducing transportation costs.

Sock Production. During fiscal 2006, we completed the construction of our new integrated sock manufacturing facility in Rio Nance, Honduras for the production of athletic socks and we began production in this facility in early fiscal 2007. With the acquisition of Kentucky Derby in the fourth quarter of fiscal 2006, we also conduct knitting and finishing operations for the production of socks in Mt. Airy, North Carolina and knitting operations in Hillsville, Virginia. We also utilize third party contractors to complement our product offering and fulfill our customer needs.

Sewing Operations

We conduct our sewing operations primarily through our four facilities in Honduras, our two facilities in Mexico, our three facilities in Haiti and our two facilities in Nicaragua. In addition to these eleven facilities, we supplement our production by using third party contractors in Haiti and the Dominican Republic. These facilities provide us with substantially all of our market sewing assembly requirements.

Distribution Operations

We distribute our products to wholesale customers in the United States from a distribution centre in Eden, North Carolina as well as from a distribution centre operated by a third party in Ontario, California. The North Carolina facility maintains our distribution operations close to our customers, providing us with the space needed for continuing growth. The third party warehouse in California was added in fiscal 2004 for the purpose of providing next day service to customers on the U.S. west coast.

In the fourth quarter of fiscal 2006, we announced plans to invest approximately $7 million in a new 400,000 square foot retail distribution centre in a leased building in Martinsville, Virginia and to relocate and consolidate Kentucky Derby's existing distribution centres at multiple sites in Danville, Virginia and Mt. Airy, North Carolina to this single location. This new distribution centre will be fully dedicated to supporting our retail distribution plans. The relocation and consolidation of Kentucky Derby's distribution centres is expected to result in improved operating efficiencies and lower transportation costs, as well as faster customer response times. The installation of equipment in this facility, together with the associated warehouse management information system, is expected to be completed during the second quarter of fiscal 2007. Our existing distribution centre in Eden, North Carolina will remain fully dedicated to providing the capacity required for Gildan's anticipated future growth in the wholesale distribution channel.

As of the beginning of the first quarter of fiscal 2007, our Canadian wholesale and retail customers are serviced from a third party distribution centre located in Mississauga, Ontario. This distribution centre in Mississauga replaces our distribution centre in Montreal, Québec, which was closed effective October 2006, and provides us with greater flexibility in meeting our Canadian customers' needs.

Customers in Europe are serviced from distribution centres operated by third parties in Meer, Belgium and Bletchley-Milton Keynes, United Kingdom and, as of the fourth quarter of fiscal 2006, from our new distribution centre in Choloma, Honduras. Customers in Australia are serviced from a distribution centre operated by a third party in Brisbane, Australia. In fiscal 2006, we began utilizing a new distribution centre operated by a third party in Monterrey, Mexico to service our Mexican customers.

Properties

The following table sets forth the location and use of each of our principal properties:

Owned
Location	Use	or Leased
Montreal, Québec	Executive offices	Owned
Montreal, Québec	Knitting facility	Owned
St. Michael, Barbados	Executive offices	Owned
Valleyfield, Québec	Dyeing and finishing facility (1)	Owned
Montreal, Québec	Dyeing and finishing facility	Owned
Bombay, New York	Cutting facility	Leased
Rio Nance, Honduras	Knitting, dyeing, finishing and cutting facility	Owned
Rio Nance, Honduras	Knitting, dyeing, finishing and cutting facility (2)	Owned
Rio Nance, Honduras	Integrated sock manufacturing facility (3)	Owned
Bella Vista, Dominican Republic	Knitting, dyeing, finishing and cutting facility	Owned
San Pedro Sula, Honduras	Sewing facility	Leased
Choloma, Honduras	Sewing facility	Leased
Choloma, Honduras	Sewing facility	Leased
Choloma, Honduras	Wholesale distribution facility	Leased
Villanueva, Honduras	Sewing facility	Leased
Castaños, Mexico	Sewing facility	Owned
San Buenaventura, Mexico	Sewing facility	Leased
San Marcos, Nicaragua	Sewing facility	Leased
Rivas, Nicaragua	Sewing facility	Leased
Rivas, Nicaragua	Sewing facility (4)	Leased
Port-au-Prince, Haiti	Sewing facility	Leased
Port-au-Prince, Haiti	Sewing facility	Leased
Port-au-Prince, Haiti	Cutting, sewing and distribution facility (5)	Leased
Montreal, Québec	Distribution facility (6)	Owned
Eden, North Carolina	Wholesale distribution facility	Owned
Cedartown, Georgia	Yarn-spinning facility	Owned(7)
Clarkton, North Carolina	Yarn-spinning facility	Leased(7)
Hopkinsville, Kentucky	Offices (8)	Owned
Mt. Airy, North Carolina	Manufacturing, warehousing and offices (9)	Owned
Mt. Airy, North Carolina	Manufacturing, warehousing and offices (10)	Leased
Hillsville, Virginia	Manufacturing, warehousing and offices (11)	Owned

Owned
Location	Use	or Leased
Bentonville, Arkansas	Offices	Leased
Danville, Virginia	Manufacturing and warehousing (12)	Owned
Danville, Virginia	Manufacturing	Leased
Shanghai, China	Offices	Leased
Martinsville, Virginia	Retail distribution facility	Leased

________________________
(1)     This facility was closed effective December 2006.
(2)     This facility is expected to begin production in the second half of fiscal 2007.
(3)     This facility began production in early fiscal 2007.
(4)     Under construction.
(5)     This facility is expected to begin operations in the first quarter of fiscal 2007.
(6)     This facility was closed effective October 2006.
(7)     Jointly with Frontier.
(8)     Two locations.
(9)     Five locations.
(10)   Eight locations.
(11)   Two locations.
(12)   Three locations.

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

Labour Practices

We have invested significant time and resources in ensuring that the working conditions in all our facilities meet or exceed the standards imposed by Canadian occupational health and safety laws. In addition to having our own Code of Conduct, which is available on our website at www.gildan.com, we have obtained WRAP (Worldwide Responsible Apparel Production) certification for most of our sewing plants in Honduras, for our main Mexican sewing facility, and for our two sewing plants in Nicaragua. To ensure that these employment standards are appropriate, we have worked with the Canadian International Development Agency, a Canadian federal governmental agency, to secure the services of professionals who specialize in social/gender analysis and environmental audits with respect to developing nations. We also contractually obligate our third party contractors to follow prescribed employment policies as well as our Code of Conduct.

In November 2003, we joined the Fair Labor Association ("FLA") as a Participating Company. The FLA is recognized internationally as one of the most highly respected verification agencies and promotes adherence to international labour standards and improving working conditions. We have developed a comprehensive action plan to obtain FLA accreditation in 2007.

Since fiscal 2005, we have engaged Vérité, an internationally respected training and auditing organization to carry out a comprehensive and ongoing program of training and auditing at all of our Gildan-owned and contractor manufacturing facilities. In addition, this year we recruited an internationally respected Director of Corporate Social Responsibility to develop our training, auditing and compliance programs.

3.3   Risk Factors

Please see the "Risks and Uncertainties" section of our management's discussion and analysis on pages 37 to 40 of the 2006 Annual Report.

3.4   Employees

As at October 1, 2006, we employed 14,509 full-time employees. Of these employees, 308 Canadian employees at our Valleyfield, Québec and Montreal, Québec dyeing and finishing facilities are covered by collective bargaining agreements that have each been renewed for three years. We closed the Valleyfield facility effective December 2006. We consider our relations with our employees to be very good and, as of the date hereof, we have not experienced any work stoppages that have had a material impact on our operations.

4.     DIVIDEND POLICY

We do not currently pay dividends because we retain all of our earnings to maximize our financing capacity to develop and expand our business. The Board of Directors periodically reviews the Corporation's policy towards paying dividends. Although our revolving term credit facility and senior notes require compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the future payment of dividends.

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

Common Shares

Following the conversion of all of the Corporation's Class B Multiple Voting Shares into Class A Subordinate Voting Shares, the Corporation's shareholders approved a special resolution on February 2, 2005 to amend the Corporation's Articles in order to change each of the issued and outstanding Class A Subordinate Voting Shares into one newly-created Common Share and to remove the Class B Multiple Voting Shares and the Class A Subordinate Voting Shares.

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

6.     MARKET FOR SECURITIES

The Common Shares of the Corporation are listed on the New York Stock Exchange (the "NYSE") and the Toronto Stock Exchange (the "TSX") under the symbol "GIL". The Class A Subordinate Voting Shares (now the Common Shares), which were issued at an offering price of $1.75 (Cdn$2.57), began trading on the TSX, the Montreal Exchange (the "ME") and the American Stock Exchange ("AMEX") on June 17, 1998. Prior to that date, there was no public market for the Class A Subordinate Voting Shares. On September 1, 1999, the Class A Subordinate Voting Shares (now the Common Shares) commenced trading on the NYSE. We delisted such shares from AMEX on August 31, 1999. As a result of a restructuring of Canada's stock exchanges, which took effect on December 7, 1999, we are no longer listed on the ME.

The table below shows the monthly price range per share and the trading volume of the Common Shares for the fiscal year ended October 1, 2006 on the TSX (in Cdn$) and on the NYSE (in US$).

COMMON SHARES
Toronto Stock Exchange (TSX)				New York Stock Exchange (NYSE)
Month	High	Low	Trading Volume	Month	High	Low	Trading Volume
October 3 to 31, 2005	46.70	37.29	4,561,600	October 3 to 31, 2005	39.78	32.03	3,021,100
November 2005	45.50	40.50	4,643,000	November 2005	38.55	34.45	2,852,400
December 2005	51.09	45.00	3,871,600	December 2005	43.58	38.55	2,320,400
January 2006	56.44	50.02	3,876,800	January 2006	49.21	43.00	3,265,600
February 2006	59.17	54.56	3,504,700	February 2006	51.52	47.76	2,708,500
March 2006	61.23	53.80	4,920,300	March 2006	53.03	46.00	5,059,700
April 2006	58.08	51.21	6,104,300	April 2006	50.17	44.06	4,235,200
May 2006	55.00	45.55	6,290,900	May 2006	49.00	40.03	4,819,900
June 2006	53.00	42.26	5,860,300	June 2006	47.54	38.24	5,337,300
July 2006	52.99	44.00	5,066,200	July 2006	47.42	39.03	4,461,800
August 2006	55.95	47.15	3,998,400	August 2006	50.51	41.72	4,074,100
September 2006	58.12	53.19	3,891,800	September 2006	51.93	47.26	2,965,700

7.     DIRECTORS AND OFFICERS

Listed below is certain information about the current directors of Gildan. The directors have served in their respective capacities since their election and/or appointment and will continue to serve until the next annual meeting of shareholders or until a successor is duly elected.

Name and Municipality of Residence	Age	Principal Occupation	Director Since

Robert M. Baylis (2)(3)(4)		Corporate Director
Darien, Connecticut, United States	68		February 1999

Glenn J. Chamandy		President and Chief Executive Officer of the Corporation
Montreal, Québec, Canada	45		May 1984

William D. Anderson(1)(3)		Corporate Director
Montreal, Québec, Canada	57		June 2006

Sheila O'Brien (2)(3)		President, Belvedere Investments (private investment company)
Calgary, Alberta, Canada	59		June 2005

Pierre Robitaille(1)(2)		Business Advisor and Corporate Director
St-Lambert, Québec, Canada	63		February 2003

Richard P. Strubel (1)(3)		Corporate Director
Chicago, Illinois, United States	67		February 1999

Gonzalo F. Valdes-Fauli(1)(2)		Chairman of BroadSpan Capital LLC (an investment banking firm)
Key Biscayne, Florida, United States	60		October 2004
_________________________
(1) Member of the Audit and Finance Committee.
(2) Member of the Corporate Governance Committee.
(3) Member of the Human Resources and Compensation Committee.
(4) Chairman of the Board.

Listed below is certain information about the current executive officers of Gildan.

Name and Municipality of Residence	Age	Position Held Within the Corporation

Glenn J. Chamandy (1) (2)		President, Chief Executive Officer and Director
Montreal, Québec, Canada	45

Laurence G. Sellyn (1) (2)		Executive Vice-President, Chief Financial and Administrative Officer
Beaconsfield, Québec, Canada	57

Michael R. Hoffman (1)		President, Gildan Activewear SRL
St. James, Barbados	44

Georges Sam Yu Sum (1) (2)		Executive Vice-President, Operations
Montreal, Québec, Canada	49

Gregg Thomassin (1) (2)		Executive Vice-President, Corporate Controller
Baie D'Urfé, Québec, Canada	47

Benito Masi (1) (2)		Executive Vice-President, Manufacturing
Laval, Québec, Canada	51

Cam Gentile (1) (2)		Executive Vice-President, Organizational Development and Change Management
Hudson, Québec, Canada	64

Claude Guay (1) (2)		Executive Vice-President, Chief Information Officer
Montreal, Québec, Canada	45

Eric R. Lehman(1) (2)		Executive Vice-President, Supply Chain
Kennesaw, Georgia, USA	45

William H. Nichol, Jr. (1)		President, Retail Sales Division
Hopkinsville, Kentucky, USA	55
_________________________
(1) Executive Management Committee.
(2) Officer of the Corporation.

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

Robert M. Baylis, Chairman of the Board of the Corporation, serves as a director of several large corporations, including the New York Life Insurance Company (life insurance provider), Host Hotels & Resorts Inc. (luxury hotels and resorts), Covance Inc. (drug development products and services provider) and Partner Re Ltd. (multi-line reinsurance provider). He is also a trustee of the Rubin Museum of Art in New York City, a corporation member of the Woods Hole Oceanographic Institution, an overseer of the University of Pennsylvania Museum, and a member of the Advisory Council of the Economics Department of Princeton University. He was formerly a director of Gryphon Holdings, Inc. (insurance) and of the Wharton International Forum, an executive education program. Mr. Baylis retired from Credit Suisse First Boston as Vice-Chairman in 1996, after thirty-three years with this investment banking firm and its associated corporations, including a term as the Chairman and Chief Executive Officer of Credit Suisse First Boston (Pacific). Mr. Baylis was educated at Harvard Business School and is a chartered financial analyst.

William D. Anderson has had a career as a business leader in Canada spanning over thirty years. Mr. Anderson joined the Bell Canada organization in 1992, where from 1998 to 2001 he served as Chief Financial Officer of BCE Inc., Canada's largest telecommunications company. From 2001 to 2005, Mr. Anderson served as President of BCE Ventures (the strategic investment unit of BCE Inc.) and he was the Chairman and Chief Executive Officer of Bell Canada International Inc. (a subsidiary of BCE that was formed to invest in telecommunications operations outside Canada), where he continues to serve as a member of the board. Prior to joining the Bell Canada organization, Mr. Anderson was in public practice for nearly twenty years with the accounting firm KPMG, where he was a partner for eleven years. Mr. Anderson also serves on the boards of directors of TransAlta Corporation (power generation and energy marketing) and Four Seasons Hotels Inc. (luxury hotels and resorts). Mr. Anderson was educated at the University of Western Ontario and is a member of the Institute of Chartered Accountants of Ontario.

Sheila O'Brien, CM is President of Belvedere Investments, a private investment company, and is also a business consultant and corporate director. She has had a thirty-year career as a senior executive in the oil and gas and petrochemical sectors in the areas of human resources, investor relations and public and government relations. Prior to 2004, Ms. O'Brien was Senior Vice-President, Human Resources, Public Affairs, Investor and Government Relations at NOVA Chemicals Corporation, a producer of commodity plastics and chemicals, where she was the architect of a corporate restructuring practice that was designated a world wide best practice by Watson Wyatt Consulting Firm. She has also been active on the boards of directors of over thirty public sector and not-for-profit organizations and was awarded the Order of Canada for her community leadership in 1998. Ms. O'Brien is a member of the Board of Trustees of Transforce Income Trust (a Canadian transportation company) and MaRS (a Toronto-based biotechnology accelerator). In addition to her corporate career, she has worked in a senior executive capacity at the University of Calgary. She is a graduate of the MTC program at the University of Western Ontario and completed a one-year sabbatical on creativity and innovation at various U.S. schools in 1990.

Pierre Robitaille is a business advisor and a corporate director. Mr. Robitaille previously pursued his career at SNC-Lavalin Group Inc., a global engineering-construction firm, where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than twenty years with the public accounting and management consulting firm of Ernst & Whinney, where he held the positions of Managing Partner of the Montreal office, President of the firm in Québec, and member of its national board of directors. Mr. Robitaille also serves on the boards of directors of Nav Canada (civil air navigation services provider), Swiss Re Company of Canada and Swiss Re Life & Health Co. Canada (reinsurance companies) and National Public Relations Capital Partnership Inc. (national public relations consulting firm). Mr. Robitaille is a Fellow member of the Québec Order of Chartered Accountants. He was educated at HEC-University of Montreal and McGill Business School.

Richard P. Strubel is a corporate director and is Vice-Chairman of the Board of Cardean Learning Group (formerly known as Unext), a provider of advanced education over the Internet, where from 1999 to 2004 he served as President and Chief Operating Officer. From 1990 to 1999, Mr. Strubel was Managing Director of Tandem Partners, Inc., a privately-held management services firm, and from 1984 to 1994, he served as President and Chief Executive Officer of Microdot, Inc. Prior to that, Mr. Strubel served as President of Northwest Industries, then a NYSE-listed company, which included Fruit of the Loom and BVD among its operating entities. Mr. Strubel also serves on the boards of directors of the mutual funds of Goldman Sachs & Co., Goldman Sachs Hedge Fund Partners and Mutual Funds of Northern Trust. Mr. Strubel is also Trustee of the University of Chicago and Chairman of its Audit Committee. Mr. Strubel was educated at Harvard Business School.

Gonzalo F. Valdes-Fauli is Chairman of the Board of BroadSpan Capital LLC, an investment banking firm specializing in financial advisory services. Mr. Valdes-Fauli retired from Barclays Bank PLC (a major UK-based global bank) in 2001, where he held the position of Vice-Chairman, Barclays Capital, and Group CEO, Latin America. Mr. Valdes-Fauli also serves on the boards of directors of Blue Cross Shield of Florida (health insurance provider), where he is Lead Chairman, and Republic Bank of Dominican Republic (financial services provider), where he is Chairman of the Board. He is also Trustee Emeritus of the University of Miami. Mr. Valdes-Fauli holds a Master's Degree in international finance from Thunderbird Graduate School for International Management.

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

Gregg Thomassin joined Gildan in February 1999 as Corporate Controller and was appointed to the position of Executive Vice-President in November 2003. He previously held the position of Vice-President, Finance and Administration with various manufacturing companies. Mr. Thomassin is a Canadian Chartered Accountant.

Benito Masi has been involved in apparel manufacturing in North America for over twenty-five years. He joined Gildan in 1986, where he held various positions. He was appointed Vice-President, Apparel Manufacturing in February 2001 and his title was changed to Vice-President, Corporate Apparel Operations in September 2003. In August 2004, he was appointed Executive Vice-President, Apparel Manufacturing and was appointed Executive Vice-President, Manufacturing in January 2005.

Cam Gentile joined the Corporation in 2006 as Executive Vice-President, Organizational Development and Change Management. He has over thirty years of experience in the pulp and paper industry in senior management positions at Domtar Inc., Transcontinental Printing Inc., Paperboard Industries International Inc. and Uniboard Canada Inc. He is currently a member of the Order of Engineers of Québec, President and Chairman of the Board of Directors of the Québec Institute of Graphic Communications, a member of the External Advisory Board to the Faculty of Arts and Science of Concordia University, as well as Vice-President and member of the board directors of Village Theatre in Hudson, Québec.

Claude Guay joined the Corporation as Executive Vice-President, Chief Information Officer in October 2006. His career spans more than twenty years in international executive management at IBM Corporation and Accovia Inc., as well as at MTI Services, a company he founded in 2005. Mr. Guay is a graduate of Industrial Engineering from l'École Polytechnique de Montréal and has been a professional engineer since 1984. He also acts as the Networking Officer for the Québec Chapter Board of Directors of the Young Presidents' Organization.

Eric R. Lehman joined the Corporation in December 2006 as Executive Vice-President, Supply Chain. He has over twenty years of experience in the supply chain function with major national apparel brands. Prior to joining Gildan, Mr. Lehman was employed by Russell Corporation, where he last served as Vice President of Supply Chain. Prior to that, he held senior supply chain planning positions at both Fruit of the Loom, Inc. and the Hanes Division of Sara Lee Corporation.

William H. Nichol, Jr. assumed the position of President, Retail Sales Division, upon the Corporation's acquisition of Kentucky Derby. Previously, Mr. Nichol served as Chairman and Chief Executive Officer of Kentucky Derby since 1985. Mr. Nichol is President-elect of The Hosiery Association, a national trade association that represents the manufacturers of more than 85% of the hosiery produced in the United States.

As at December 20, 2006, the executive officers and directors of the Corporation as a group own 5,656,272 Common Shares, which represents 9.40% of the voting rights attached to all Common Shares.

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

Pierre Robitaille – Mr. Robitaille is a business advisor and corporate director. He is retired from SNC-Lavalin Group Inc., a global engineering-construction firm, where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than twenty years with the public accounting and management consulting firm of Ernst & Whinney, where he held the positions of Managing Partner of the Montreal office, President of the firm in Québec and member of the firm's national board of directors. Mr. Robitaille is a member of the boards of directors of Swiss Re Company of Canada and Swiss Re Life & Health Co. Canada (national reinsurance companies), Nav Canada (civil air navigation services provider) and National Public Relations Capital Partnership Inc. (national public relations consulting firm). Over the course of his career, he has acquired competence in the audit of major public and private companies and a familiarity with internal controls and financial reporting procedures. Mr. Robitaille is a Fellow member of the Québec Order of Chartered Accountants. He was educated at HEC-University of Montreal and McGill Business School.

William D. Anderson – Mr. Anderson is a chartered accountant and has had a business career spanning over thirty years. From 1998 to 2001, he served as Chief Financial Officer of BCE Inc., Canada's largest telecommunications company. Most recently, Mr. Anderson served as President of BCE Ventures (the strategic investment unit of BCE Inc.) and previously he was the Chairman and Chief Executive Officer of Bell Canada International Inc. (a subsidiary of BCE that was formed to invest in telecommunications operations outside Canada). Prior to joining the Bell Canada organization in 1992, Mr. Anderson was in public practice for nearly twenty years with the accounting firm KPMG, where he was a partner for eleven years. Mr. Anderson also serves on the boards of directors of TransAlta Corporation (power generation and energy marketing) and Four Seasons Hotels Inc. (luxury hotels and resorts). Mr. Anderson was educated at the University of Western Ontario and is a member of the Institute of Chartered Accountants of Ontario.

Richard P. Strubel – Mr. Strubel is a corporate director and is Vice-Chairman of the Board of Cardean Learning Group, where he previously served as President and Chief Operating Officer. Prior to that, Mr. Strubel served as Managing Director of Tandem Partners, Inc., a privately-held management services firm, President and Chief Executive Officer of Microdot, Inc. and President of Northwest Industries, then a NYSE-listed company with sales in excess of $3 billion. Mr. Strubel is also a trustee of all the institutional and retail mutual funds managed by Goldman Sachs & Co., as well as the institutional funds of the Northern Trust Company and serves as a member of the audit committees of these mutual fund families. Mr. Strubel has more than twenty-five years of experience in executive positions overseeing large operating corporations. Mr. Strubel is also Trustee of the University of Chicago and Chairman of its Audit Committee. He was educated at Harvard Business School.

Gonzalo F. Valdes-Fauli – Mr. Valdes-Fauli is a retired Vice-Chairman of Barclays Capital, the investment banking division of Barclays Bank, London, England. Mr. Valdes-Fauli served as a member of the management committee of Barclays Capital from 1988 to 2001. He was Group CEO of Barclays Bank Latin America from 1988 to 2001. He is Chairman of BroadSpan Capital LLC and Chairman of Republic Bank, Dominican Republic. Mr. Valdes-Fauli also serves on the board of directors of Blue Cross Blue Shield of Florida, where he is Lead Chairman. Mr. Valdes-Fauli is a Trustee Emeritus of the University of Miami. He has more than thirty years of experience in finance and holds a Master's Degree in international finance from Thunderbird Graduate School for International Management.

Pre-Approval of Non-Audit Services

In accordance with the Canadian Institute of Chartered Accountants' independence standards for auditors, the Sarbanes-Oxley Act of 2002 and rules of the U.S. Securities and Exchange Commission, the Corporation is restricted from engaging the auditors to provide certain non-audit services to the Corporation and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, information technology services, valuation services, actuarial services, internal audit services, corporate finance services, management functions, human resources functions, legal services and expert services unrelated to the audit. The Corporation does engage the auditors from time to time to provide certain non-audit services other than the restricted services. All non-audit services must be specifically pre-approved by the Audit and Finance Committee.

External Auditor Service Fees

The aggregate fees billed by KPMG LLP, Chartered Accountants ("KPMG"), the Corporation's external auditor, for various audit-related and non-audit services rendered for the fiscal years 2006 and 2005 were as follows:

Audit Fees — The aggregate audit fees billed by KPMG for professional services rendered for the annual audit of the Corporation's consolidated financial statements, quarterly reviews of the Corporation's financial statements and services provided in connection with statutory and regulatory filings or engagements were Cdn$1,196,100 for fiscal 2006 and Cdn$687,287 for fiscal 2005. The audit fees for fiscal 2006 include fees relating to KPMG's audit of management's assessment of internal control over financial reporting.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were Cdn$94,025 for fiscal 2006 and Cdn$74,700 for fiscal 2005. These services consisted of miscellaneous assurance services.

Tax Fees — The aggregate tax fees billed by KPMG were Cdn$322,785 for fiscal 2006 and Cdn$262,659 for fiscal 2005. These services consisted of tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies, tax advisory services relating to domestic and international taxation and customs and duties.

All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were Cdn$169,860 for fiscal 2006 for services associated with financial due diligence and Cdn$3,178 for fiscal 2005 for services associated with the assistance of statutory filing requirements.

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

11.   MATERIAL CONTRACTS

The Corporation has not entered into any material contract outside the ordinary course of business.

12.   INTERESTS OF EXPERTS

KPMG, the external auditors of the Corporation, reported on the fiscal 2006 audited consolidated financial statements of the Corporation, which were filed with the securities regulatory authorities. We are advised that, as at the date hereof, the members of KPMG are independent in accordance with the Code of Ethics of Chartered Accountants (Québec).

13.   FORWARD – LOOKING INFORMATION

Certain statements included in this Annual Information Form may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the "Risks and Uncertainties" section of the management's discussion and analysis on pages 37 to 40 of the 2006 Annual Report, for a discussion of the various factors that may affect the Corporation's future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

  general economic conditions such as currency exchange rates, commodity prices and other factors over which we have no control;

  the impact of economic and business conditions, industry trends and other external and political factors in the countries in which we operate;

  the intensity of competitive activity;

  changes in environmental, tax, trade and other laws and regulations;

  our ability to implement our strategies and plans;

  our ability to complete and successfully integrate acquisitions;

  changes in customer demand for our products and our ability to maintain customer relationships and grow our business;

  the seasonality of our business;

  our ability to attract and retain key personnel;

  changes in accounting policies; and

  disruption to manufacturing and distribution activities due to the impact of weather, natural disasters and other unforeseen adverse events.

This may cause the Corporation's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation's business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this Annual Information Form are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this Annual Information Form are expressly qualified by this cautionary statement.

14.   ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for insurance under the Corporation's equity compensation plans is contained in the Circular, and additional financial information is provided in the Corporation's comparative consolidated financial statements and management's discussion and analysis for its most recently completed financial year, both of which are contained in the 2006 Annual Report.

Copies of these documents and additional information relating to Gildan may be found on the SEDAR website at www.sedar.com and the Edgar website at www.sec.gov and may also be obtained upon request to the Secretary of Gildan at the following address:

725 Montée de Liesse
Montreal, Québec
H4T 1P5
Telephone: (514) 735-2023

The documents mentioned above, as well as Gildan's news releases, are also available on the Corporation's website at www.gildan.com.

APPENDIX A - MANDATE OF THE AUDIT AND FINANCE COMMITTEE

The following description of the mandate of the Audit and Finance Committee of the Corporation complies with applicable Canadian laws and regulations, such as the rules of the Canadian Securities Administrators, and with the disclosure and listing requirements of the Toronto Stock Exchange (collectively, the "Canadian Corporate Governance Standards"), as they exist on the date hereof. In addition, this mandate complies with applicable U.S. laws, such as the Sarbanes-Oxley Act of 2002, and rules and regulations adopted thereunder, and with the New York Stock Exchange's corporate governance standards (collectively, the "US Corporate Governance Standards"), as they exist on the date hereof. The mandate of the Audit and Finance Committee of the Corporation (the "Audit Committee") shall be reviewed annually by the Board in order to ensure on-going compliance with such standards.

1.     MEMBERSHIP AND QUORUM

  a minimum of three directors;

  only "independent" (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards) directors shall be appointed, the whole as determined by the Board; no affiliate of the Corporation or any of its subsidiaries (including any person who, directly or indirectly, controls or is controlled by, or is under common control with the Corporation, or any director, executive officer, partner, member, principal or designee of such affiliate) may serve on the Audit Committee; a member of the Audit Committee shall receive no compensation from the Corporation or any of its affiliates other than compensation as a director and committee member of the Corporation; prohibited compensation includes fees paid, directly or indirectly, for services as a consultant or as legal or financial advisor, regardless of the amount;

  each member must be "financially literate" (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards), as determined by the Board;

  at least one member must be an "audit committee financial expert" (as contemplated by US Corporate Governance Standards), as determined by the Board;

  members of the Audit Committee shall be appointed annually by the Board upon recommendation of the Corporation's Corporate Governance Committee; such members may be removed or replaced, and any vacancies on the Audit Committee shall be filled by the Board upon recommendation of the Corporation's Corporate Governance Committee; membership on the Audit Committee shall automatically end at such time the Board determines that a member ceases to be "independent" as determined in the manner set forth above;

  quorum of majority of members.

2.     Frequency and Timing of Meetings

  normally contemporaneously with the Corporation's Board meetings;
  at least four times a year and as necessary.

3.     MANDATE

The responsibilities of the Audit Committee include the following:

(a)     Overseeing financial reporting

  monitoring the integrity and quality of the Corporation's accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through independent discussions with management, the external auditors and the internal auditors;

  reviewing, with management and the external auditors, the annual audited consolidated financial statements as well as the report of the auditors thereon to be included in the Annual Report of the Corporation, including the Corporation's MD&A disclosure, prior to their release, filing and distribution;

  reviewing, with management and the external auditors, quarterly consolidated financial statements of the Corporation and accompanying information including the Corporation's MD&A disclosure, prior to their release, filing and distribution;

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

  reviewing with management that adequate procedures are in place for the review of the Corporation's disclosure of financial information extracted or derived from the Corporation's financial statements and periodically assessing the adequacy of those procedures;

  reviewing, with the external auditors and management, the quality, appropriateness and disclosure of the Corporation's accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;

  reviewing any analysis or other written communications prepared by management, the internal auditors or external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effect of alternative generally accepted accounting principles methods;

  reviewing the external auditors' quarterly review engagement report;

  reviewing the compliance of management certification of financial reports with applicable legislation;

  reviewing the potential impact of any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of the Corporation and the appropriateness of the disclosure thereof in the documents reviewed by the Audit Committee;

  reviewing the results of the external audit, any significant problems encountered in performing the audit, and management's response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein;

  reviewing at least annually the Corporation's communications policy and monitoring the Corporation's communications with analysts, investors, the media and the public.

(b)     Monitoring risk management and internal controls

  receiving periodically management's report assessing the adequacy and effectiveness of the Corporation's disclosure controls and procedures and systems of internal control;

  reviewing insurance coverage (annually and as may otherwise be appropriate);

  taking reasonable measures to ensure that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

  reviewing policy parameters for normal derivative transactions to hedge interest rate and foreign exchange risks and any transaction not within the parameters;

  assisting the Board with the oversight of the Corporation's compliance with, and reviewing the Corporation's processes to ensure compliance with, applicable legal and regulatory requirements;

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

  regularly monitoring the internal audit function's performance, its responsibilities, staffing and budget;

  approving the appointment and termination of the Corporation's chief internal auditor;

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

  directly overseeing the external auditors and discussing with them the quality and not just the acceptability of the Corporation's accounting principles, including (i) all critical accounting policies and practices used, (ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iii) any other material written communications between the Corporation and the external auditors (including any disagreement with management and the resolution thereof);

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

  reviewing hiring policies for employees or former employees of the Corporation's firm of external auditors;

  taking all reasonable steps to ensure the rotation of lead, concurring and other audit partners, to the extent required by Canadian Corporate Governance Standards and US Corporate Governance Standards.

(e)     Reviewing financings

  reviewing the adequacy of the Corporation's financing, including terms and conditions.

(f)     Evaluating the performance of the Audit Committee

  ensuring that processes are in place to annually evaluate the performance of the Audit Committee.

Because of the Audit Committee's demanding role and responsibilities, the Board chair, together with the Corporate Governance Committee chair, reviews any invitation to Audit Committee members to join the audit committee of another publicly-listed entity. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including the Corporation, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit Committee and either requires a correction to the situation or discloses in the Corporation's Management Proxy Circular that there is no such impairment.

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

The internal auditors and the external auditors will have at all times a direct line of communication with the Audit Committee. In addition, each must meet separately with the Audit Committee, without management, twice a year and more frequently as required, during which the Corporation's financial statements and control environment must be discussed; the Audit Committee must also meet separately with management twice a year, and more frequently as required.

The Audit Committee shall report annually to the Board on the adequacy of its mandate. In addition, the chair of the Audit Committee shall report regularly to the Board on the business of the Audit Committee.

Nothing contained in the above mandate is intended to transfer to the Audit Committee the Board's responsibility to ensure the Corporation's compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee. Even though the Audit Committee has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the Corporation's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the internal auditors and the external auditors. Members of the Audit Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditors. The Audit Committee's oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Corporation's financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles.

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

        C.    Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our principal executive officer and our principal financial officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report on Form 40-F. Based on that evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of such period.

        D.    Management's annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our principal executive officer and our principal financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of October 1, 2006, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

Management's assessment of the effectiveness of our internal control over financial reporting as of October 1, 2006 excluded Kentucky Derby Hosiery Co., Inc. ("KDH"), which we acquired on July 6, 2006. KDH is a wholly-owned subsidiary of ours whose total assets and total sales represented less than 11% of our consolidated total assets and less than 4% of our consolidated sales, respectively, as of and for the year ended October 1, 2006. Companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company under guidelines established by the SEC.

        E.     Attestation report of the registered public accounting firm.

KPMG LLP ("KPMG"), an independent registered public accounting firm, who audited and reported on our financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F, has issued an attestation report on management's assessment of our internal control over financial reporting as of October 1, 2006. The attestation report is included on page 47 of the financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F.

        F.     Changes in internal controls over financial reporting.

We made improvements to our internal controls over financial reporting during the period covered by this Annual Report on Form 40-F in preparation for our first annual management report on internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

        G.     Audit Committee Financial Experts

The Registrant's board of directors has determined that it has at least three (3) audit committee financial experts serving on its audit committee. Mr. Pierre Robitaille, Mr. Gonzalo F. Valdes-Fauli and Mr. William D. Anderson have been determined to be such audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange's listing standards applicable to the Registrant. The SEC has indicated that the designation of Mr. Robitaille, Mr. Valdes-Fauli and Mr. Anderson as audit committee financial experts does not make Mr. Robitaille, Mr. Valdes-Fauli and Mr. Anderson "experts" for any purpose, impose any duties, obligations or liability on Mr. Robitaille, Mr. Valdes-Fauli and Mr. Anderson that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

        H.     Code of Ethics

The Registrant has adopted a Code of Ethics and Business Conduct (the "Code of Conduct") that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Conduct is available at the Registrant's Internet website, www.gildan.com, and is available in print to any shareholder who requests it.

        I.     Principal Accountant Fees and Services

In addition to retaining KPMG to report upon the annual consolidated financial statements of the Registrant, the Registrant retained KPMG to provide various audit-related and non-audit services in fiscal 2006. The aggregate fees billed for professional services by KPMG for each of the last two (2) fiscal years, were as follows:

Audit Fees — The aggregate audit fees billed by KPMG for professional services rendered for the annual audit of the Registrant's consolidated financial statements, quarterly reviews of the Registrant's financial statements and services provided in connection with statutory and regulatory filings or engagements were CDN$1,196,100 for fiscal 2006 and CDN$687,287 for fiscal 2005. The audit fees for fiscal 2006 include fees relating to KPMG's audit of management's assessment of internal control over financial reporting.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were CDN$94,025 for fiscal 2006 and CDN$74,700 for fiscal 2005. These services consisted of miscellaneous assurance services.

Tax Fees — The aggregate tax fees billed by KPMG were CDN$322,785 for fiscal 2006 and CDN$262,659 for fiscal 2005. These services consisted of tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies, tax advisory services relating to domestic and international taxation and customs and duties.

All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were CDN$169,860 for fiscal 2006 for services associated with financial due diligence and CDN$3,178 for fiscal 2005 for services associated with the assistance of statutory filing requirements.

All fees billed to the Registrant by KPMG in fiscal 2006 were pre-approved by the Registrant's Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate and pursuant to applicable legislation. The mandate of the Audit and Finance Committee is available on the Registrant's Internet website at www.gildan.com.

        J.     Off-Balance Sheet Arrangements

Operating leases and commitments

The Registrant has no commitments that are not reflected in its balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations on page 32 of its MD&A (see Exhibit 99.1). As disclosed in Note 13 to the Registrant's Consolidated Financial Statements (see Exhibit 99.2), the Registrant has issued standby letters of credit and corporate guarantees primarily from various servicing agreements amounting to $37.4 million at October 1, 2006.

Derivative Financial Instruments

From time to time, the Registrant uses forward foreign exchange contracts, primarily in Canadian dollars, British pounds and Euros, to hedge cash flows related to sales and operating expenses in foreign currencies (non-U.S. dollar). A forward foreign exchange contract represents an obligation to exchange a foreign currency with a counterparty at a predetermined rate. Credit risk exists in the event of failure by a counterparty to meet its obligations. The Registrant reduces this risk by dealing only with highly rated counterparties, normally major North American and European financial institutions. The Registrant's exposure to foreign currency fluctuations is described in more detail in the "Risks and Uncertainties" section of its MD&A beginning on page 37 (see Exhibit 99.1).

The Registrant does not use derivative financial instruments for speculative purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months.

For the years ended October 1, 2006 and October 2, 2005, net earnings included recognized gains relating to derivative financial instruments of $4.6 million and $5.8 million, respectively.

The following table summarizes the Registrant's commitments to buy and sell foreign currencies as at October 1, 2006 and October 2, 2005:

	Notional	Exchange		Notional US dollar
	Amount	Rate	Maturity	Equivalent

	(in thousands)			(in thousands)
2006:
Buy contracts:
Foreign exchange contracts:	€9,756	1.2056 to 1.2696	Oct. 2006 - June 2007	$11,934
	CDN$6,250	0.8961	Oct. 2006	5,600

2005:
Sell contracts:
Foreign exchange contracts:	€9,276	1.3450 to 1.3721	Oct. 2005 - Sept. 2006	$12,620
	£4,490	1.8707 to 1.8909	Oct. 2005 - Sept.2006	8,439
	CDN$2,800	0.8610	Oct. 2005	2,410

Buy contracts:
Foreign exchange contracts:	CDN$21,400	0.7997 to 0.8216	Oct. 2005 - Aug. 2006	$17,348
	€2,150	1.2039	Oct. 2005	2,588

The fair value of the forward foreign exchange contracts, based on quoted market values, was $0.5 million as at October 1, 2006 and $3.0 million as at October 2, 2005.

        K.     Tabular Disclosure of Contractual Obligations

See page 32 of Exhibit 99.1.

        L.     Corporate Governance Guidelines

The Registrant has adopted Corporate Governance Guidelines as well as mandates for its board of directors and each of its three committees which are available at the Registrant's Internet website, www.gildan.com, and are available in print to any shareholder who requests them.

        M.     Identification of the Audit Committee

The Registrant has a standing Audit Committee established in accordance with Section 3 (a) (58) (A) of the Exchange Act. The members of the Registrant's Audit Committee are Pierre Robitaille, William D. Anderson, Richard P. Strubel and Gonzalo F. Valdez-Fauli. See the Audit Committee Disclosure section of our Annual Information Form included herein for additional information.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED: December 20, 2006

GILDAN ACTIVEWEAR INC.

By:	/s/ Lindsay Matthews
Name:	Lindsay Matthews
Title:	Director, Legal Services and Corporate
Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management's Discussion and Analysis of the Registrant for the year ended October 1, 2006

99.2	Audited comparative consolidated financial statements of the Registrant as at and for the year ended October 1, 2006

99.3	Consent of KPMG LLP

99.4	Schedule "D" – Statement of Corporate Governance Practices to the Registrant's Notice of Annual Meeting of Shareholders and Management Proxy Circular dated as of December 8, 2006 (incorporated by reference to Exhibit 99.1 of the Registrant's Form 6-K (file no. 001-14830) furnished to the Securities and Exchange Commission on December 22, 2006)

99.5	Reconciliation to United States GAAP.

99.6	Officers' Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

99.7	Officers' Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code