Form 40-F
period 2007-09-30
Gildan Activewear Inc.
filed 2007-12-20
CIK 1061894

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: September 30, 2007	Commission File number: 1-14830

GILDAN ACTIVEWEAR INC.
(Exact name of registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

2200, 2250, 2300
(Primary standard industrial classification code number, if applicable)

Not Applicable
(I.R.S. employer identification number, if applicable)

725 Montée de Liesse, Montréal, Québec, Canada H4T 1P5, (514) 735-2023
(Address and telephone number of registrant's principal executive office)

Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715, (302) 738-6680
(Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange
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
120,419,461

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

GILDAN ACTIVEWEAR INC.

ANNUAL INFORMATION FORM

for the year ended September 30, 2007

December 19, 2007

GILDAN ACTIVEWEAR INC.

TABLE OF CONTENTS

This Annual Information Form is dated December 19, 2007 and, except as otherwise indicated, the information contained herein is given as of December 19, 2007.

Unless otherwise indicated, all dollar amounts set forth herein are expressed in U.S. dollars and all financial information set forth herein is prepared in accordance with Canadian generally accepted accounting principles.

Unless otherwise indicated, all references to share prices, trading volumes and per share measures are adjusted, on a retroactive basis, to reflect all stock splits, including the two-for-one stock split effective in May 2007.

In this Annual Information Form, "Gildan", the "Corporation", or the words "we", "our" and "us" refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries and joint venture.

The information appearing in the extracts of the documents listed below and specifically referred to in this Annual Information Form is incorporated herein by reference:

- 2007 Annual Report;

- 2007 Notice of Annual Meeting of Shareholders and Management Proxy Circular (the "Circular"); and

- Material Change Report filed through SEDAR on September 27, 2007.

The foregoing documents are available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on the Corporation's website at www.gildan.com.

This Annual Information Form contains certain forward-looking statements, which are based on Gildan's current expectations, estimates, projections and assumptions and were made by Gildan in light of its experience and its perception of historical trends. Results indicated in forward-looking statements may differ materially from the actual results. Please refer to the cautionary statement at page 18 of this Annual Information Form for further explanation.

1.

CORPORATE STRUCTURE

1.1

Name, Address and Incorporation

We were incorporated on May 8, 1984 pursuant to the Canada Business Corporations Act under the name of Textiles Gildan Inc. At our inception, we focused our activities on the manufacture of textiles and produced and sold finished fabric as a principal product-line. In 1992, we redefined our operating strategy and, by 1994, our operations focused exclusively on the manufacture and sale of activewear for the wholesale imprinted sportswear market. In March 1995, we changed our name to Gildan Activewear Inc./Les Vêtements de Sports Gildan Inc. In 2005, we changed our French name to Les Vêtements de Sport Gildan Inc.

In June 1998, in conjunction with a planned initial public offering, we filed Articles of Amendment to, among other things, remove the private company restrictions contained in our charter documents and change the structure of our authorized share capital. On June 17, 1998, we completed our initial public offering of an aggregate of 3,000,000 Class A Subordinate Voting shares at Cdn$10.29 per share, on a pre-split basis, for total gross proceeds of Cdn$30,880,500.

On February 2, 2005, we filed Articles of Amendment in order to, among other things, (i) create a new class of common shares (the "Common Shares"), (ii) change each of the issued and outstanding Class A Subordinate Voting shares into one of the newly-created Common Shares, and (iii) remove the Class B Multiple Voting shares and the Class A Subordinate Voting shares as well as the rights, privileges, restrictions and conditions attaching thereto.

Our principal executive offices and registered office are located at 725 Montée de Liesse, Montreal, Québec, Canada H4T 1P5, and our telephone number at that address is (514) 735-2023.

1.2

Intercorporate Relationships

The following table indicates our principal subsidiaries, their jurisdiction of incorporation and the percentage of voting securities that we beneficially own or over which we exercise direct or indirect control:

		Percentage of Voting Securities or
Subsidiary	Jurisdiction of Incorporation	Partnership Interest that Gildan held as
		at December 19, 2007
Gildan Activewear SRL	Barbados	100%
Kentucky Derby Hosiery Co., Inc.	Kentucky	100%
Gildan Choloma Textiles, S. de R.L.	Honduras	100%
Gildan Activewear Dominican Republic Textile	Barbados	100%
Company Inc.
Gildan Activewear Honduras Textiles	Honduras	100%
Company, S. de R.L.
Gildan Honduras Hosiery Factory, S. de R.L.	Honduras	100%
Gildan Activewear Properties (Dominican	Barbados	100%
Republic) Inc.
Gildan Activewear (Eden) Inc.	North Carolina	100%
Gildan Activewear (UK) Limited	United Kingdom	100%
V.I. Prewett & Son, Inc.	Alabama	100%

The subsidiaries that have been omitted do not represent individually more than 10% of the consolidated assets and the consolidated sales and operating revenues of Gildan, and in the aggregate more than 20% of the total consolidated assets and the consolidated sales and operating of revenues as at September 30, 2007.

2.

GENERAL DEVELOPMENT OF THE BUSINESS

The following section describes how our business has evolved in the last three completed financial years and lists key events that have influenced the development of our business.

2.1

Developments in Fiscal 2007

Growth Strategy

Over the past fiscal year, we have continued to achieve higher market share gains in the U.S. wholesale screenprint market and in international screenprint markets. We are also making progress in our plans to penetrate the U.S. mass retail market for high-volume, basic, frequently replenished, non-fashion family apparel. Our acquisition of Kentucky Derby Hosiery Co., Inc. ("Kentucky Derby") in July 2006 provided us with enhanced distribution to major U.S. mass-market retailers, and permitted us to achieve, in March 2007, our first national branded sock program for men's and boys' socks with a U.S. national retailer. In June 2007, we began shipments of a major private label sock program to a second U.S. national mass-market retailer. The acquisition of V.I. Prewett & Son, Inc. ("Prewett") in October 2007, as described below, is intended to further strengthen our positioning as a full-product supplier of socks, activewear and underwear for the retail channel.

Acquisition of U.S. Sock Manufacturer

On October 15, 2007, we acquired 100% of the common shares of Prewett, a large U.S. supplier of basic family socks to U.S. mass-market retailers. Prewett's corporate headquarters are located in Fort Payne, Alabama. The initial purchase price was $125 million, subject to post-closing adjustments, with further contingent payments of up to $10 million. The purchase price was paid in cash at closing and was financed out of our revolving long-term credit facility. With this acquisition, we are now one of the leading suppliers of socks in the U.S. mass-market retail channel.

Manufacturing Operations

In March 2007, consistent with our ongoing strategy to enhance our overall cost structure by maximizing large-scale production of T-shirts, fleece, sport shirts and underwear at our vertically-integrated textile manufacturing operations in Honduras and the Dominican Republic, we announced the restructuring of our Canadian manufacturing operations, which included the closure of our two remaining textile facilities in Montreal and our cutting facility in Bombay, New York, effective in the fourth quarter. We also announced the immediate closure of our two sewing facilities in Mexico, which had been supplied with fabric from our Canadian textile operations. Concurrent with the restructuring of the Canadian textile operations, we announced plans to relocate our corporate office, which is currently located in the same building as was the Montreal knitting facility, into leased premises in the Montreal area. In May 2007, consistent with our strategy to consolidate our sock production at our new integrated facility in Honduras, we announced the closure of two sock facilities in Mount Airy, North Carolina.

In fiscal 2007, we began production at a new integrated manufacturing facility in Rio Nance, Honduras for the large-scale production of socks and we expect to ramp up this facility to full capacity by the third quarter of fiscal 2008. In August 2007, we announced plans for a second sock facility to support our projected continuing growth in sales, which is expected to be constructed and ramped up over twenty-four months.

We also began production, in the second half of fiscal 2007, at a new large-scale integrated textile manufacturing facility for the production of activewear in Rio Nance, Honduras, which we expect to fully ramp up by the third quarter of fiscal 2008.

Distribution

In fiscal 2007, we completed the consolidation of Kentucky Derby's distribution facilities into our retail distribution centre located in Martinsville, Virginia. This new distribution centre supports our retail distribution for all product-lines. Our distribution centre in Eden, North Carolina continues to be dedicated to supporting our customers in the wholesale distribution channel. During fiscal 2007, we expanded our distribution facilities by adding a distribution centre in our Caribbean Basin hub to facilitate and service certain of our international markets more efficiently.

In addition, in the fourth quarter, we opened a new third-party distribution centre in Shenzhen, China to service customers in China and the Asia Pacific region.

Stock Split

On May 2, 2007, our Board of Directors approved a two-for-one stock split effected in the form of a stock dividend. The split was applicable to all shareholders of record on May 18, 2007. The Common Shares commenced trading on a post-split basis on May 16, 2007 on the Toronto Stock Exchange and on May 28, 2007 on the New York Stock Exchange, in accordance with the respective requirements of these exchanges.

FLA Accreditation

In June 2007, the Fair Labor Association (the "FLA"), a leading labour rights organization, accorded us accreditation status on our labour compliance program following an extensive three-year review of our compliance with its workplace code of conduct requirements. Since its inception in 1999, the FLA has only accredited ten labour compliance programs of various companies worldwide, the majority of which are consumer apparel brands that outsource their manufacturing. We are the first vertically-integrated manufacturer of basic activewear apparel to receive this accreditation, which is the FLA's most advanced recognition of a company's labour compliance program.

2.2

Developments in Fiscal 2006

  Retail Market Initiative: We expanded our product-line of existing undecorated activewear products for sale to U.S. and Canadian regional retailers to include underwear and basic athletic socks. In July 2006, we acquired 100% of the common shares of Kentucky Derby, a U.S. sock manufacturer based in Hopkinsville, Kentucky, for a total purchase price of $20.4 million.

  Operations Restructuring: We announced the restructuring of our Canadian and U.S. textile manufacturing operations, which included the closure of our textile manufacturing facility in Valleyfield, Québec and the reduction in the operations of our knitting facility in Montreal, Québec and in our cutting facility in Bombay, New York. We also announced the closure and downsizing of sock manufacturing capacity located in North Carolina and Virginia to take effect during the first half of fiscal 2007.

  Textile and Sock Manufacturing: We completed the construction of a building for a sock manufacturing facility in Rio Nance, Honduras, and began the construction of an integrated manufacturing facility for the production of activewear at the same site.

  Sewing: We commenced operations in a new sewing facility located in Villanueva, Honduras. During the last quarter of fiscal 2006, we signed lease agreements for an integrated cutting, sewing and distribution facility in Port-au-Prince, Haiti, as well as for a building in Rivas, Nicaragua.

  Distribution: We added a new distribution centre in Choloma, Honduras to better serve our European customers, and two new third-party distribution centres located in Monterrey, Mexico and Mississauga, Ontario to better serve our Mexican and Canadian customers, respectively. In the fourth quarter, we announced the closure of our distribution centre located in Montreal, Québec effective October 2006. We also announced plans to relocate and consolidate Kentucky Derby's existing distribution centres, located at multiple sites in Danville, Virginia and Mount Airy, North Carolina, to a new 400,000 square foot retail distribution centre in Martinsville, Virginia.

2.3

Developments in Fiscal 2005

  Initial Retail Market Initiative: As an initial step into the retail market, we began selling our existing activewear products to U.S. and Canadian regional retailers for sale without logos or decoration.

  Yarn-Spinning: We closed our Canadian yarn-spinning plants in Long Sault, Ontario and Montreal, Québec. Concurrent with the Canadian yarn-spinning plant closures, the yarn-spinning operations of CanAm Yarns, LLC ("CanAm"), our joint venture company with Frontier Spinning Mills, Inc. ("Frontier"), were expanded to include a new yarn-spinning facility in Clarkton, North Carolina. In conjunction with the development of the new Clarkton facility, CanAm acquired certain assets of our yarn-spinning facility in Long Sault, Ontario, the transfer of which occurred in the second quarter of fiscal 2005, and the new Clarkton facility became fully operational by the end of the third quarter of fiscal 2005.

  Textile and Sock Manufacturing: We purchased additional land adjacent to our Rio Nance facility in Honduras for the purpose of constructing two new integrated world-scale facilities, one for the production of activewear, and one for the production of athletic socks.

  Sewing: We began production in three new sewing facilities located in Choloma, Honduras, Rivas, Nicaragua and Port-au-Prince, Haiti.
  Distribution: We completed a major expansion of our distribution centre in Eden, North Carolina.

  Stock Split: Our Board of Directors approved a two-for-one stock split effected in the form of a stock dividend. The split was applicable to all shareholders of record on May 20, 2005. The Common Shares commenced trading on a post-split basis on May 18, 2005 on the Toronto Stock Exchange and on June 1, 2005 on the New York Stock Exchange.

  Share Structure: At the annual and special meeting of the shareholders on February 2, 2005, our shareholders approved a special resolution to amend our Articles in order to change each of the issued and outstanding Class A Subordinate Voting shares into one newly-created Common Share and to remove the Class B Multiple Voting shares and the Class A Subordinate Voting shares, effectively eliminating our dual class voting structure.

3.

DESCRIPTION OF THE BUSINESS

3.1

Business Overview

Gildan is a vertically-integrated marketer and manufacturer of activewear, underwear and socks. The Corporation operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel. We are the leading supplier of activewear for the wholesale imprinted sportswear market in the U.S. and Canada, and also a leading supplier for this market in Europe. As part of our growth strategy to sell our products into the mass-market retail channel in North America, in 2006, we expanded our product-line to include socks and underwear. We are now one of the leading suppliers of socks in the U.S. mass-market retail channel.

Over the past several years, we have significantly increased our sales and earnings. From fiscal 1993 through fiscal 2007, our sales have grown from $24.0 million to $964.4 million, representing a compounded annual growth rate of 30.2%.

Strategy and Objectives

We believe that our success in developing our vertically-integrated manufacturing hubs has allowed us to provide our customers with low prices, consistent product quality and a reliable supply chain, and has been the main reason that we have been able to continue to increase our market presence and establish our market leadership in the imprinted sportswear market. These are the same factors that management believes will support Gildan's success in building a consumer brand in the retail channel.

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

Our growth strategy comprises the following four initiatives:

1.

Continue to increase market share in the U.S. wholesale imprinted sportswear market in all product categories

During fiscal 2007, we further increased our leading market share position in the U.S. wholesale distributor network in the T-shirt and sport shirts categories as reported in the S.T.A.R.S. report produced by ACNielsen Market Decisions (the "S.T.A.R.S. Report"). In addition, we gained significant market share in the fleece category, also reaching the leading market share position in this category in fiscal 2007. We believe we will continue to increase market share in this channel due to our competitive strengths and the addition of low cost production capacity.

2.

Leverage our successful business model to penetrate the mass-market retail channel and develop Gildan as a consumer brand

We plan to continue to sell the same basic undecorated activewear apparel products into the retail channel, as well as our new products, socks and underwear, which leverage our existing core competencies, successful business model and competitive strengths. Our goal is to continue to provide a value proposition, combining quality, service and competitive pricing. We intend to follow the same pricing strategy as in the wholesale market, by using our cost efficiencies to offer lower selling prices. Our main competitors in the retail channel for basic family apparel products are essentially the same as in the wholesale channel.

In fiscal 2006, we continued with our initial entry into the retail channel, concentrating at that time on regional retailers that we were able to service well with the production capacity that we had available. Our acquisition of Kentucky Derby in July 2006 provided us with enhanced distribution to major U.S. mass-market retailers. This allowed us to achieve our first national branded program for men's and boys' socks with a U.S. national retailer, for which shipments began in March 2007. In June 2007, we began shipments of a major private label sock program to a second U.S. mass-market retailer. On October 15, 2007, we completed the acquisition of Prewett, a large U.S. supplier of basic family socks to U.S. mass-market retailers. We expect that the acquisition of Prewett will further strengthen Gildan's positioning as a full-product supplier of socks, activewear and underwear for the retail channel. Furthermore, as we ramp up our major capacity expansion projects in Central America, we are increasingly better positioned to service large replenishment programs for major mass-market customers.

3.

Pursue international growth opportunities

We expect to pursue further market penetration within our existing wholesale markets in Europe, Mexico and Australia, in addition to pursuing further international market expansion opportunities. During fiscal 2007, we achieved significant unit volume growth in Europe and other international markets. We continue to see opportunities for growth in Europe as additional production capacity comes on stream from the ramp up of our major capacity expansion projects in Central America and as we expand our product-lines for the European market. In Mexico, we continued to expand our presence in the wholesale imprinted sportswear market and now service several distributors. In fiscal 2007, we began to sell our products through a distributor in Japan, which services the wholesale channel and is also selling Gildan branded underwear and activewear products in the retail channel. In addition, we established a distributor in China to position Gildan to service both the imprinted and retail markets.

4.

Reinvest free cash flow to pursue selective complementary acquisitions

We will seek opportunities to reinvest our free cash flow in organic capacity expansion and evaluate further selective acquisitions, which could complement our organic strategic growth opportunities in the U.S. retail market and in international markets. We will seek opportunities where we believe we can lever our core competencies and which position us in markets that offer the potential for superior economic returns.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our long-term strategic objectives. These risks are described in the "Risks and Uncertainties" section of our management's discussion and analysis on pages 38 to 42 of the 2007 Annual Report.

Our Products

We specialize in marketing and large-scale manufacturing of basic, non-fashion apparel products for customers requiring an efficient supply chain and consistent product quality for high-volume automatic replenishment programs.

We sell activewear, namely T-shirts, fleece and sport shirts, in large quantities to wholesale distributors as undecorated "blanks", which are subsequently decorated by screenprinters with designs and logos. We sell our products to wholesale distributors under the Gildan brand. Consumers ultimately purchase the Corporation's products in venues such as sports, entertainment and corporate events, and travel and tourism destinations. The Corporation's products are also utilized for work uniforms and other end-uses to convey individual, group and team identity.

In the retail channel, we have complemented our activewear product-line with a variety of styles of socks and men's and boys' underwear. We sell these products to mass-market and regional retailers in North America under the Gildan brand and under various retailer private label programs.

Activewear, which includes underwear, represented 86% of our sales in fiscal 2007 and 96% of our sales in fiscal 2006. Socks represented 14% of our sales in fiscal 2007 and 4% of our sales in fiscal 2006.

For the first nine months of calendar 2007, we achieved the leading overall market share in the U.S. wholesale distributor network of 47.8%. In calendar 2006, our overall market share in this network was 42.9%. All U.S. market share data is based on the S.T.A.R.S. Report.

Market Overview

Our target market for activewear, socks and underwear is characterized by low fashion risk compared to many other apparel markets, since our products are basic and produced in a limited range of sizes, colours and styles, and since logos and designs for the screenprint market are not imprinted or embroidered by Gildan.

The apparel market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being key requirements for success. Our primary competitors in North America are the major U.S.-based manufacturers of basic family apparel for the wholesale and retail channels, such as the Hanes, Fruit of the Loom and Jerzees brands. The competition in the European wholesale imprinted activewear market is similar to that in North America, as we compete primarily with the European divisions of the larger U.S.-based manufacturers. In Europe, we also have large competitors, which do not have integrated manufacturing operations and source products from contractors in Asia. In addition, we face the threat of increasing global competition. In particular, the U.S. sock industry is subject to global competition, including significant imports from Asia.

We believe that growth for activewear products has been driven by several market trends such as the following:

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

In addition, reductions in manufacturing costs, combined with quality enhancements in activewear apparel, such as preshrunk fabrics, improved fabric weight, blends and construction, as well as an increased range of colours and styles, have provided consumers with superior products at lower prices.

We believe that providing a superior value proposition predicated on reliable product quality and comfort, combined with efficient customer service and competitive pricing, will continue to be key drivers of success in both the wholesale and retail channels.

Due to wholesaler and retailer consolidation, the customer base to which we sell and are targeting to sell our products is composed of a relatively small number of significant customers. This concentration is not unusual in the mass-market retail channel.

The continued consolidation of the number of suppliers by retailers looking for the convenience of a full-line supplier of a product category for the entire family could create growth opportunities for our products.

Marketing and Sales

Our wholesale activewear marketing strategy concentrates primarily on the wholesale distribution channel catering to screenprinters, embroiderers and advertising specialty distributors. We also promote our products through appearances at tradeshows and trade magazine advertising and also engage in various forms of co-operative advertising with our major customers, including print advertising, catalogues and mailings and product sampling programs. Our competitive strategy in the retail channel is based on delivering consistent, reliable product quality to our customers at competitive prices.

Customers

In fiscal 2007, we sold our products in the United States, Canada and Europe and other international markets, which accounted for 88.4%, 5.5% and 6.1% of total sales, respectively. For a breakdown of our total sales by geographic market for each of the last three financial years, reference is made to Note 20(b) (ii) to the audited annual consolidated financial statements of the Corporation included in our 2007 Annual Report, which is incorporated herein by reference.

Our customer base is composed of a relatively small number of significant customers. We currently sell our products to approximately 200 customers. In fiscal 2007, our largest customer accounted for 23.1% of total sales, and our top ten customers accounted for 62.8% of total sales.

The large majority of total sales in fiscal 2007 continued to be made through our wholesale distributors. Although we have long-term ongoing relationships with many of our wholesale distributor customers, our contracts with our customers do not require them to purchase a minimum quantity of our products. Instead, we ascertain their projected requirements and then plan our production and marketing strategy accordingly.

Our Manufacturing and Distribution Facilities

Textile and Sock Manufacturing

To support our sales in the various markets, we have built and are continuing to build modern manufacturing facilities located in Central America and the Caribbean Basin. Our largest manufacturing hub in Central America includes our first integrated knitting, bleaching, dyeing, finishing and cutting facility in Rio Nance, Honduras, which became operational in 2002. In addition, during 2007, we commenced production at our new state-of-the-art integrated sock manufacturing facility and at our new integrated textile facility for the production of activewear, both in Rio Nance, Honduras. We expect to ramp up our sock and activewear facilities to full capacity by the third quarter of fiscal 2008. In August 2007, we announced plans for a second sock facility to support our projected continuing growth in sales, which is expected to be constructed and ramped up over twenty-four months. In addition, we are also evaluating the timing and geographical location for future textile capacity expansion to support our ongoing growth initiatives in the U.S. mass-market retail and international markets.

We also have established a vertically-integrated Caribbean Basin manufacturing hub with a textile facility for the production of activewear in Bella Vista, Dominican Republic, which began commercial operations in fiscal 2005 and is currently running at a comparable scale of production to our mature textile facility in Honduras.

Our land and infrastructure in Central America and the Caribbean Basin can accommodate further capacity expansion on the same sites.

During the fourth quarter of fiscal 2007, we closed our remaining textile facilities in Montreal, Québec, and our cutting facility in Bombay, New York. In addition, we closed our two sewing facilities in Mexico in March 2007, which had been supplied with fabric from our Canadian textile operations. As a result, all of our manufacturing for T-shirts, fleece, sport shirts and underwear has been consolidated into our vertically-integrated manufacturing hubs in Central America and the Caribbean Basin, where we have invested and continue to invest in major capacity expansion projects, as described above.

With the acquisition of Kentucky Derby in fiscal 2006, we now operate a sock manufacturing facility in Hillsville, Virginia. Following the Prewett acquisition in October 2007, we also operate sock manufacturing facilities in Alabama and a sock finishing facility in Honduras.

Yarn-Spinning

We currently conduct yarn-spinning operations at facilities located in Cedartown, Georgia and Clarkton, North Carolina through CanAm, our 50%/50%-owned joint venture with Frontier. These yarn-spinning facilities supply our textile manufacturing facilities with 100% cotton U.S. origin yarn.

Sewing

We conduct our sewing operations primarily through four owned facilities in Honduras, one owned facility in Haiti and two owned facilities in Nicaragua. In addition to these seven sewing facilities, we supplement our production by using third-party contractors, primarily in Haiti.

Distribution

We distribute our products to wholesale customers in the United States from a company-owned distribution centre in Eden, North Carolina as well as from a distribution centre operated by a third party in California. The third-party warehouse in California was added in fiscal 2004 for the purpose of providing next day service to customers on the U.S. west coast.

In fiscal 2007, we completed the consolidation of Kentucky Derby's distribution facilities into a new retail distribution centre located in Martinsville, Virginia. This distribution centre is dedicated to supporting our retail distribution for all of our product-lines. Our existing distribution centre in Eden, North Carolina continues to be fully dedicated to supporting the requirements of our customers in the wholesale distribution channel.

Our Canadian wholesale and retail customers are serviced from a third-party distribution centre located in Mississauga, Ontario. Customers in Europe are serviced from distribution centres operated by third parties in Meer, Belgium and Manchester, United Kingdom and, since the fourth quarter of fiscal 2006, from our distribution centre in Choloma, Honduras. Customers in Australia and New Zealand are serviced with full container shipments from our Eden, North Carolina distribution centre. Our Mexican customers are serviced from a third-party distribution centre located in Tultitlan, Mexico and, in the fourth quarter of fiscal 2007, a new third-party distribution centre was opened in Shenzhen, China to support sales in China and Asia Pacific.

Raw Materials

Cotton and polyester fibres are the main raw materials used in the manufacturing of our products. Cotton is used in the manufacturing of 100% cotton yarn while polyester is added in the manufacturing of cotton-polyester blend yarn. Polyester pricing is negotiated on an annual basis, while cotton fibre pricing is fixed under futures contracts as deemed appropriate by management.

During fiscal 2007, all of our yarn requirements for the production of our product-lines were met by our long-term supply agreements with third-party suppliers, as well as by our jointly owned CanAm yarn-spinning facilities in Cedartown, Georgia and Clarkton, North Carolina. We expect that our yarn requirements will continue to be met by these sources.

We also purchase chemicals, dyestuffs and trims through a variety of suppliers. These products have historically been available in sufficient supply.

Quality Control

Our quality control team has adopted strict standards and procedures to ensure the quality of our products. This team enforces plant-specific quality control standards at the facilities we own and monitors quality control at the facilities run by third-party contractors. As a result of our quality control team's efforts, we have not experienced any significant quality claims from our customers or end users.

Management Information Systems

Our Enterprise Resource Planning ("ERP") system supports all of our operations in the areas of finance, manufacturing and customer service. This system is centralized and is accessed from all of our locations through secure networks. Our ERP system is linked to servers supporting both local processes and specialized applications, including payroll and distribution. We continue to leverage our existing ERP system by adding new functionality in the areas of Supply Chain Planning, Demand Forecasting and Business Intelligence. Due to our increasing dependence on the availability of our computer systems to support our operations, we plan to continue, in fiscal 2008, to implement initiatives to enhance our information technology ("IT") processes and infrastructure based on the Information Technology Infrastructure Library, a framework of best practices approaches intended to facilitate the delivery of high quality IT services.

Seasonality

The activewear business is seasonal. Typically, demand for T-shirts is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season, and lowest in the first quarter of each fiscal year. Demand for fleece is typically highest, as a result of cooler weather, in the third and fourth quarters of each fiscal year. Demand for our sock products is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the cooler weather, the need to support requirements for the back-to-school period and the peak retail selling during the Christmas holiday season.

Trade and Regulatory Environment

Although the textile and apparel industry worldwide has historically been the subject of significant protection, in recent years, trade liberalization, through the enactment of free trade agreements and trade preference programs, has diminished this protection. For instance, Chinese originating textiles and apparel products are expected to be granted unrestricted access to the U.S. market as of January 1, 2009. Our increasingly globalized production and sourcing as well as our increased global market coverage has allowed us to leverage the benefits of the international regulatory climate by shifting our manufacturing capabilities to strategic locations.

United States

There exist a number of regional trade agreements and programs, such as the North American Free Trade Agreement ("NAFTA"), the Caribbean Basin Trade Partnership Act ("CBTPA"), the Dominican Republic-Central America-United States Free Trade Agreement ("CAFTA-DR") and the Haitian Hemispheric Opportunity through Partnership Encouragement Act ("HOPE") which allow qualifying textiles and apparel from participating countries duty-free access to developed countries' markets. Two of the newest programs, CAFTA-DR and HOPE, were adopted to strengthen and develop economic relations among countries which are party to the agreement. In addition, the above-mentioned international trade legislation contains provisions that may apply tariffs, quotas and/or safeguards, as necessary. Specifically, CAFTA-DR provides for the application of safeguards in the form of reinstatement of normal duties if increased imports cause or threaten to cause substantial injury to a domestic industry. The United States is considering such a safeguard against socks imported from Honduras, which, if enacted, could affect our imports of socks from our integrated Honduran sock facility. Under the current legislation, a safeguard under CAFTA-DR may be imposed for a period of up to three years and not extending beyond March 31, 2011. While we believe that there is no basis to support a conclusion that sock imports from Honduras have caused or threatened to cause serious damage to the U.S. domestic sock industry, there can be no assurance that the United States will not make such a determination nor can there be any assurances that safeguards under CAFTA-DR or other developments in trade legislation would not adversely impact our business.

Canada

Textile and apparel imports into Canada benefit from both free trade agreements and trade preference programs, such as NAFTA and the Canada's Least Developed Countries ("LDC") initiative, which provides trade benefits to 48 least developed countries. As such, apparel products originating from Mexico and LDC member countries are eligible for import into Canada duty-free and quota-free should the rules of origin provided in such trade agreements and trade preference programs be met.

Mexico

Imports into the Mexican market may qualify for trade preferences from various free trade agreements such as NAFTA, the Mexico-Nicaragua Free Trade Agreement, and the Mexico-Northern Triangle Regional Trade Agreement which includes El Salvador, Guatemala and Honduras as member countries.

European Union

In addition to free trade arrangements among the individual countries within the European Union, the European Union also has preferential trade agreements with other European countries and with countries outside of Europe, such as the free trade agreement between the European Union and Mexico. Furthermore, the European Union also enacted a Generalized System of Preferences and an Africa-Caribbean-Pacific program that allow duty-free and quota-free entry into the European Union of qualifying articles, including apparel, from developing countries and least developed countries such as Honduras, Nicaragua and Haiti.

A safeguard agreement limiting imports of Chinese textile and apparel into the European Union will expire at the end of 2007.

Australia

Australia has a free trade agreement with the United States. Additionally, Australia has adopted legislation similar to the legislation in force in Canada to allow duty-free and quota-free entry of textiles and apparel articles from least developed countries, subject to meeting Australia's specific set of rules of origin.

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

Labour Practices

We offer positive and beneficial working conditions for all employees. We have implemented various mechanisms to monitor compliance with local labour laws, as well as with internationally recognized labour standards. In addition to having our own Code of Conduct, which is available on our website at www.gildan.com, we have obtained WRAP (Worldwide Responsible Apparel Production) certification for most of our company-owned sewing facilities in Honduras and for our two sewing facilities in Nicaragua. We also actively encourage and are in the process of contractually obligating all of our third-party contractors to follow prescribed employment policies as well as our Code of Conduct. By the end of fiscal 2007, 90% of our third-party sewing contractors have contractually undertaken to abide by our social compliance standards and 66% have obtained WRAP certification.

In November 2003, we joined the FLA as a "Participating Company". The FLA is internationally recognized and respected as a non-profit organization whose goal is to promote adherence to international labour standards and to improve working conditions for employees worldwide. In June 2007, the FLA accorded accreditation status to our labour compliance program.

Until 2007, the majority of our social compliance monitoring was performed by external third-party auditors. With the appointment of an internationally respected Director of Social Compliance in 2006 and of two internal auditors in 2007, we have successfully begun internal monitoring audits that complement the external independent audits.

3.2

Risk Factors

Please see the "Risks and Uncertainties" section of our management's discussion and analysis on pages 38 to 42 of the 2007 Annual Report.

3.3

Employees

As at October 1, 2007, we employed 15,372 full-time employees worldwide. We consider our relations with our employees to be very good and, as of the date hereof, we have not experienced any work stoppages that have had a material impact on our operations.

4.

DIVIDEND POLICY

We do not currently, and have not in the past three years, paid dividends because we have chosen to retain all of our earnings to maximize our financing capacity to develop and expand our business. The Board of Directors periodically reviews the Corporation's policy towards paying dividends. Although our revolving term credit facility requires compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the future payment of dividends.

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

The Common Shares are subject and subordinate to the rights, privileges, restrictions and conditions attaching to the First Preferred shares and the Second Preferred shares. Each holder of Common Shares shall have the right to receive any dividend declared by the Corporation and the right to receive the remaining property and assets of the Corporation on dissolution.

Each holder of Common Shares is entitled to receive notice of and to attend all meetings of shareholders of the Corporation, except meetings of which only holders of another particular class or series shall have the right to vote. Each Common Share entitles the holder thereof to one (1) vote.

6.

MARKET FOR SECURITIES

The Common Shares are listed on the New York Stock Exchange (the "NYSE") and the Toronto Stock Exchange (the "TSX") under the symbol "GIL". The Class A Subordinate Voting shares (now the Common Shares), which were issued at an offering price of $0.88 (Cdn$1.29), began trading on the TSX, the Montreal Exchange (the "ME") and the American Stock Exchange ("AMEX") on June 17, 1998. Prior to that date, there was no public market for the Class A Subordinate Voting shares. We delisted such shares from AMEX on August 31, 1999. On September 1, 1999, the Class A Subordinate Voting shares (now the Common Shares) commenced trading on the NYSE. As a result of a restructuring of Canada's stock exchanges, which took effect on December 7, 1999, we are no longer listed on the ME.

The table below shows the monthly price range per share and the trading volume of the Common Shares for the fiscal year ended September 30, 2007 on the TSX (in Cdn$) and on the NYSE (in US$).

COMMON SHARES
Toronto Stock Exchange (TSX)				New York Stock Exchange (NYSE)
Month	High	Low	Trading Volume	Month	High	Low	Trading Volume
October 2006	30.00	26.75	6,905,600	October 2006	26.35	23.88	6,003,400
November 2006	31.87	27.65	6,557,800	November 2006	27.90	24.45	5,075,200
December 2006	31.50	26.75	9,576,400	December 2006	27.58	23.23	6,480,400
January 2007	30.98	27.00	9,213,200	January 2007	26.38	23.11	9,420,200
February 2007	31.56	28.97	5,723,600	February 2007	27.00	24.60	6,981,000
March 2007	35.42	29.33	7,902,200	March 2007	30.39	24.94	8,897,800
April 2007	37.07	33.83	7,272,200	April 2007	32.82	29.29	8,967,600
May 2007	39.91	33.40	9,701,300	May 2007	36.59	30.22	13,287,300
June 2007	40.43	35.67	4,596,100	June 2007	37.68	33.59	5,982,700
July 2007	37.85	34.26	6,070,300	July 2007	36.01	32.52	7,115,600
August 2007	38.21	31.44	7,035,900	August 2007	36.21	29.32	11,978,600
September 2007	39.76	32.05	7,551,600	September 2007	39.99	31.10	7,860,400

7.

DIRECTORS AND OFFICERS

Listed below is certain information about the current directors of Gildan. The directors have served in their respective capacities since their election and/or appointment and will continue to serve until the next annual meeting of shareholders or until a successor is duly elected.

Name and Municipality of Residence	Principal Occupation	Director Since

Robert M. Baylis (2)(3)(4)
Darien, Connecticut, United States	Corporate Director	February 1999

Glenn J. Chamandy
Westmount, Québec, Canada	President and Chief Executive Officer of the Corporation	May 1984

William D. Anderson(1)(3)
Toronto, Ontario, Canada	Corporate Director	June 2006

Sheila O'Brien (2)(3)
Calgary, Alberta, Canada	Corporate Director and Business Advisor	June 2005

Pierre Robitaille(1)(2)
St-Lambert, Québec, Canada	Business Advisor and Corporate Director	February 2003

Richard P. Strubel (1)(3)	Corporate Director
Chicago, Illinois, United States		February 1999

Gonzalo F. Valdes-Fauli(1)(2)	Chairman of BroadSpan Capital LLC (investment banking
Key Biscayne, Florida, United States	firm)	October 2004

(1) Member of the Audit and Finance Committee.
(2) Member of the Corporate Governance Committee.
(3) Member of the Human Resources and Compensation Committee.
(4) Chairman of the Board.

Listed below is certain information about the current executive officers of Gildan.

Name and Municipality of Residence	Position Held Within the Corporation and Principal Occupation

Glenn J. Chamandy (1) (2)
Westmount, Québec, Canada	President, Chief Executive Officer and Director

Laurence G. Sellyn (1) (2)
Beaconsfield, Québec, Canada	Executive Vice-President, Chief Financial and Administrative Officer

Michael R. Hoffman (1)
St. James, Barbados	President, Gildan Activewear SRL

Georges Sam Yu Sum (1) (2)
Hampstead, Québec, Canada	Executive Vice-President, Operations

Benito Masi (1) (2)
Laval, Québec, Canada	Executive Vice-President, Manufacturing

Cam Gentile (1) (2)	Executive Vice-President, Organizational Development and Change
Hudson, Québec, Canada	Management

Claude Guay (1) (2)
Westmount, Québec, Canada	Executive Vice-President, Chief Information Officer

Eric R. Lehman(1) (2)
Montreal, Québec, Canada	Executive Vice-President, Supply Chain

(1) Executive Management Committee.
(2) Officer of the Corporation.

Glenn J. Chamandy is one of the founders of the Corporation and has devoted his business career to leading the development of Gildan into an industry leader. Prior to February 2004, Mr. Chamandy held the position of President and Chief Operating Officer. He was then named President and Co-Chief Executive Officer and, in August 2004, he was appointed to the position of President and Chief Executive Officer.

Robert M. Baylis, Chairman of the Board of the Corporation, serves as a director of several large corporations, including the New York Life Insurance Company (life insurance provider), Host Hotels & Resorts Inc. (luxury hotels and resorts) and PartnerRe Ltd. (multi-line reinsurance provider). He is also a trustee of the Rubin Museum of Art in New York City, a trustee of the Woods Hole Oceanographic Institution, an overseer of the University of Pennsylvania Museum, and a member of the Advisory Council of the Economics Department of Princeton University. He was formerly a director of Gryphon Holdings, Inc. (insurance company) and of the Wharton International Forum, an executive education program. Mr. Baylis retired from Credit Suisse First Boston as Vice-Chairman in 1996, after thirty-three years with this investment banking firm and its associated corporations, including a term as the Chairman and Chief Executive Officer of Credit Suisse First Boston (Pacific). Mr. Baylis was educated at Princeton University and Harvard Business School and is a chartered financial analyst.

William D. Anderson has had a career as a business leader in Canada spanning over thirty years. Mr. Anderson joined the Bell Canada organization in 1992, where from 1998 to 2001 he served as Chief Financial Officer of BCE Inc., Canada's largest telecommunications company. From 2001 to 2005, Mr. Anderson served as President of BCE Ventures (the strategic investment unit of BCE Inc.) and he was previously, from 2001 to 2007, the Chairman and Chief Executive Officer of Bell Canada International Inc. (a subsidiary of BCE that was formed to invest in telecommunications operations outside Canada). Prior to joining the Bell Canada organization, Mr. Anderson was in public practice for nearly twenty years with the accounting firm KPMG, where he was a partner for eleven years. Mr. Anderson also serves on the boards of directors of TransAlta Corporation (power generation and energy marketing firm) and MDS Inc. (global life sciences company). Mr. Anderson was educated at the University of Western Ontario and is a member of the Institute of Chartered Accountants of Ontario.

Sheila O'Brien, CM is President of Belvedere 1 Investments Ltd., a private investment company, and is also a business advisor and corporate director. She has had a thirty-year career as a senior executive in the oil and gas and petrochemical sectors in the areas of human resources, investor relations and public and government relations. Prior to 2004, Ms. O'Brien was Senior Vice-President, Human Resources, Public Affairs, Investor and Government Relations at NOVA Chemicals Corporation, a producer of commodity plastics and chemicals, where she was the architect of a corporate restructuring practice that was designated a world wide best practice by Watson Wyatt Consulting Firm. She has also been active on the boards of directors of over thirty public sector and not-for-profit organizations and was awarded the Order of Canada for her community leadership in 1998. Ms. O'Brien also serves on the boards of directors of MaRS (Medical and Related Sciences) (Toronto-based biotechnology accelerator), Skye Resources Inc. (nickel mining company) and Advantage Energy Income Fund (oil and gas royalty trust). In addition to her corporate career, she has acted as special advisor to the president at the University of Calgary. She is a graduate of the MTC program at the University of Western Ontario and completed a one-year sabbatical on creativity and innovation at various U.S. schools in 1990.

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

Gonzalo F. Valdes-Fauli is Chairman of the Board of BroadSpan Capital LLC, an investment banking firm specializing in financial advisory services. Mr. Valdes-Fauli retired from Barclays Bank PLC (major UK-based global bank) in 2001, where he held the position of Vice-Chairman, Barclays Capital, and Group CEO, Latin America. Mr. Valdes-Fauli also serves on the board of directors of Blue Cross Shield of Florida (health insurance provider), where he is Lead Chairman. Mr. Valdes-Fauli also served as Chairman of the Board of Republic Bank of Dominican Republic (financial services provider) until November 2007. He is also Trustee Emeritus of the University of Miami and Spring Hill College in Mobile, Alabama. Mr. Valdes-Fauli holds a Master's Degree in international finance from Thunderbird Graduate School for International Management.

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

Cam Gentile joined the Corporation in 2006 as Executive Vice-President, Organizational Development and Change Management. He has over thirty years of experience in the pulp and paper industry in senior management positions at Domtar Inc., Transcontinental Printing Inc., Paperboard Industries International Inc. and Uniboard Canada Inc. He is currently a member of the Order of Engineers of Québec, President and Chairman of the Board of Directors of the Québec Institute of Graphic Communications, a member of the External Advisory Board to the Faculty of Arts and Science of Concordia University, as well as Vice-President and member of the Board of Directors of Village Theatre in Hudson, Québec.

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

As at December 19, 2007, the executive officers and directors of the Corporation as a group own 7,625,196 Common Shares, which represents 6.3% of the voting rights attached to all Common Shares.

8.

AUDIT COMMITTEE DISCLOSURE

Mandate of the Audit and Finance Committee

The mandate of the Audit and Finance Committee is included herewith as Appendix A.

Composition of the Audit and Finance Committee

The Audit and Finance Committee is composed of four independent and financially literate directors, as those terms are defined in the rules of the Canadian Securities Administrators and the U.S. Securities and Exchange Commission as well as the standards of the NYSE. Their education and experience that are relevant to the performance of their responsibilities as members of the Audit and Finance Committee are as follows:

Pierre Robitaille - Mr. Robitaille is a business advisor and corporate director. He is retired from SNC-Lavalin Group Inc., a global engineering-construction firm, where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than twenty years with the public accounting and management consulting firm of Ernst & Whinney, where he held the positions of Managing Partner of the Montreal office, President of the firm in Québec and member of the firm's national board of directors. Over the course of his career, Mr. Robitaille has acquired competence in the audit of major public and private companies and a familiarity with internal controls and financial reporting procedures. Mr. Robitaille is a Fellow member of the Québec Order of Chartered Accountants. He was educated at HEC-University of Montreal and McGill Business School.

William D. Anderson - Mr. Anderson is a chartered accountant and has had a business career spanning over thirty years. From 1998 to 2001, he served as Chief Financial Officer of BCE Inc., Canada's largest telecommunications company. Most recently, Mr. Anderson served as President of BCE Ventures (the strategic investment unit of BCE Inc.) and previously he was the Chairman and Chief Executive Officer of Bell Canada International Inc. (a subsidiary of BCE that was formed to invest in telecommunications operations outside Canada). Prior to joining the Bell Canada organization in 1992, Mr. Anderson was in public practice for nearly twenty years with the accounting firm KPMG, where he was a partner for eleven years. Mr. Anderson was educated at the University of Western Ontario and is a member of the Institute of Chartered Accountants of Ontario.

Richard P. Strubel - Mr. Strubel is a corporate director and is Vice-Chairman of the Board of Cardean Learning Group, where he previously served as President and Chief Operating Officer. Prior to that, Mr. Strubel served as Managing Director of Tandem Partners, Inc., a privately-held management services firm, President and Chief Executive Officer of Microdot, Inc. and President of Northwest Industries, then a NYSE-listed company with sales in excess of $3 billion. Mr. Strubel also serves on the audit committees of all the institutional and retail mutual funds managed by Goldman Sachs & Co., as well as the institutional funds of the Northern Trust Company and he serves as the Chairman of the Audit Committee of the University of Chicago. Mr. Strubel has more than twenty-five years of experience in executive positions overseeing large operating corporations. Mr. Strubel was educated at Harvard Business School.

Gonzalo F. Valdes-Fauli - Mr. Valdes-Fauli is a retired Vice-Chairman of Barclays Capital, the investment banking division of Barclays Bank, London, England. Mr. Valdes-Fauli served as a member of the management committee of Barclays Capital from 1988 to 2001. He was Group CEO of Barclays Bank Latin America from 1988 to 2001. He is Chairman of BroadSpan Capital LLC and served as Chairman of the Board of Republic Bank of Dominican Republic until November 2007. Mr. Valdes-Fauli has more than thirty years of experience in finance and holds a Master's Degree in international finance from Thunderbird Graduate School for International Management.

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

External Auditor Service Fees

The aggregate fees billed by KPMG LLP ("KPMG"), the Corporation's external auditor, for various audit-related and non-audit services rendered for the fiscal years 2007 and 2006 were as follows:

Audit Fees — The aggregate audit fees billed by KPMG for professional services rendered for the annual audit of the Corporation's consolidated financial statements, quarterly reviews of the Corporation's financial statements and services provided in connection with statutory and regulatory filings or engagements were Cdn$1,214,402 for fiscal 2007 and Cdn$1,196,100 for fiscal 2006. The audit fees include fees relating to KPMG's audit of the effectiveness of the Corporation's internal control over financial reporting.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were Cdn$112,800 for fiscal 2007 and Cdn$94,025 for fiscal 2006. These services consisted of miscellaneous assurance services.

Tax Fees — The aggregate tax fees billed by KPMG were Cdn$935,066 for fiscal 2007 and Cdn$322,785 for fiscal 2006. These services consisted of tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies, tax advisory services relating to domestic and international taxation and customs and duties.

All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were nil for fiscal 2007 and Cdn$169,860 for fiscal 2006 for services associated with financial due diligence.

9.

LEGAL PROCEEDINGS

The Corporation is a party to claims and litigation arising in the normal course of its operations. Management does not expect the resolution of these matters to have a materially adverse effect on the financial position or results of operations of the Corporation.

10.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Corporation is Computershare Investor Services Inc., having offices in Montreal and Toronto at which the register of transfer of the Common Shares is held. The co-transfer agent and co-registrar of the Corporation is Computershare Trust Company, N.A., having an office in Golden, Colorado.

11.

MATERIAL CONTRACTS

Other than the agreements entered into the normal course of business, the only material agreements entered into in fiscal 2007, or before fiscal 2007 and which are still in force are the following:

1.

The Agreement and Plan of Merger dated September 17, 2007 among Gildan, Prewett, Prewett's shareholders and two wholly-owned subsidiaries of Gildan, Gildan USA Inc. and Swing Merger Sub, Inc. This agreement was filed through SEDAR on September 27, 2007.

2.

The Shareholder Rights Plan Agreement approved by the Board of Directors on December 1, 2004 and subsequently ratified by the Corporation's shareholders on February 2, 2005. This agreement was filed through SEDAR on December 2, 2004.

12.

INTERESTS OF EXPERTS

KPMG, the external auditors of the Corporation, reported on the fiscal 2007 audited consolidated financial statements of the Corporation, which were filed with the securities regulatory authorities. We are advised that, as at the date hereof, the members of KPMG are independent in accordance with the Code of Ethics of Chartered Accountants (Québec).

13.

FORWARD - LOOKING INFORMATION

Certain statements included in this Annual Information Form may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the "Risks and Uncertainties" section of the management's discussion and analysis on pages 38 to 42 of the 2007 Annual Report, for a discussion of the various factors that may affect the Corporation's future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

  general economic conditions such as currency exchange rates, credit risks, commodity prices and other factors over which we have no control;

  the impact of economic, social and business conditions, industry trends and other external and political factors in the countries in which we operate;

  the intensity of competitive activity;

  changes in environmental, tax, trade, labour and other laws and regulations;

  our ability to implement our strategies and plans;

  our ability to complete and successfully integrate acquisitions;

  our reliance on a small number of significant customers;

  changes in consumer preferences, customer demand for our products and our ability to maintain customer relationships and grow our business;

  our customers do not commit to minimum quantity purchases the seasonality of our business;

  our ability to attract and retain key personnel;

  high reliance on computerized information systems;

  changes in accounting policies and estimates;

  and disruption to manufacturing and distribution activities due to labour disruptions, bad weather, natural disasters and other unforeseen adverse events.

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

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, unless otherwise stated, the forward-looking statements contained in this Annual Information Form are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this Annual Information Form are expressly qualified by this cautionary statement.

14.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for insurance under the Corporation's equity compensation plans is contained in the Circular, and additional financial information is provided in the Corporation's comparative consolidated financial statements and management's discussion and analysis for its most recently completed financial year, both of which are contained in the 2007 Annual Report.

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

  reviewing, with management and the external auditors, the annual audited consolidated financial statements as well as the report of the auditors thereon to be included in the Annual Report of the Corporation, including the Corporation's MD&A disclosure and annual earnings press release, prior to their release, filing and distribution;

  reviewing, with management and the external auditors, quarterly consolidated financial statements of the Corporation and accompanying information, including the Corporation's MD&A disclosure and quarterly earnings press release, prior to their release, filing and distribution;

  reviewing, with management and external auditors, the financial information contained in prospectuses, offering memoranda, Annual Information Forms, Management Proxy Circulars, Forms 6-K (including Supplemental Disclosure) and 40-F and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the United States of America;

  reviewing, with management, the level and type of financial information (including earnings guidance and other material forward-looking information) provided from time to time to analysts, investors, rating agencies and other stakeholders;

  reviewing, with management, that adequate procedures are in place for the review of the Corporation's disclosure of financial information extracted or derived from the Corporation's financial statements, such as annual reports and investor presentations, and periodically assessing the adequacy of those procedures;

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
  overseeing the procedures to review management certifications filed with applicable securities regulators;

  reviewing the potential impact of any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of the Corporation and the appropriateness of the disclosure thereof in the documents reviewed by the Audit Committee;

  overseeing the procedures to monitor the public disclosure of information by the Corporation;
  reviewing at least annually the Corporation's disclosure policy;

  reviewing the results of the external audit, any significant problems encountered in performing the audit, and management's response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein.

(b)

Monitoring risk management and internal controls

  receiving periodically management's report assessing the adequacy and effectiveness of the Corporation's disclosure controls and procedures and systems of internal control over financial reporting;

  reviewing insurance coverage (annually and as may otherwise be appropriate);
  overseeing the processes in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

  reviewing policies and their parameters regarding such items as interest rate, foreign exchange risks, commodity purchases and any similar transactions where the Corporation enters into derivatives contracts;

  assisting the Board with the oversight of the Corporation's compliance with, and reviewing the Corporation's processes for complying with, applicable legal and regulatory requirements;

  overseeing the confidential, anonymous procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters;

  requesting the performance of any specific audit, as required.

(c)

Monitoring internal auditors

  ensuring that the head of internal audit has a functional reporting relationship with the Audit Committee;

  overseeing the access by internal auditors to all levels of management in order to carry out their duties;

  regularly monitoring the internal audit function's performance, its responsibilities, staffing and budget;

  approving the appointment and termination of the Corporation's chief internal auditor;

  ensuring the ongoing accountability of the internal audit function to the Audit Committee and to the Board.

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

  overseeing the direct reporting and accountability of the external auditors to the Audit Committee and to the Board;

  directly overseeing the external auditors and discussing with them the quality and not just the acceptability of the Corporation's accounting principles, including (i) critical accounting policies and practices used, (ii) alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iii) other material written communications between the Corporation and the external auditors (including any disagreement with management and the resolution thereof);

  reviewing at least annually, representations by the external auditors describing their internal quality-control procedures, as well as significant results arising from regulatory and professional quality-control examinations;

  reviewing at least annually, the external auditors' representations as to independence and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;

  reviewing hiring policies for employees or former employees of the Corporation's firm of external auditors;
  overseeing the rotation of lead, concurring and other audit partners, to the extent required by Canadian and U.S. securities law standards.

(e)

Reviewing financings

  reviewing the adequacy of the Corporation's financing, including terms and conditions of all new material financing arrangements.

(f)

Evaluating the performance of the Audit Committee

  overseeing the existence of processes to annually evaluate the performance of the Audit Committee.

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

The internal auditors and the external auditors will have at all times a direct line of communication with the Audit Committee. In addition, each meets separately with the Audit Committee, without management, at least once a quarter, during which the Corporation's financial statements and control environment must be discussed; the Audit Committee also meets separately with management at least once a quarter, and more frequently as required.

The Audit Committee reports annually to the Board on the adequacy of its mandate. In addition, the chair of the Audit Committee reports regularly to the Board on the business of the Audit Committee.

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

Under the supervision and with the participation of our principal executive officer and our principal financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of September 30, 2007, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

E.

Attestation report of the registered public accounting firm.

KPMG LLP ("KPMG"), an independent registered public accounting firm, who audited and reported on our financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F, has issued an attestation report on the effectiveness of our internal control over financial reporting as of September 30, 2007. The attestation report is included on page 48 of the financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F.

F.

Changes in internal controls over financial reporting.

There have been no changes during fiscal year 2007 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

I.

Principal Accountant Fees and Services

In addition to retaining KPMG to report upon the annual consolidated financial statements of the Registrant, the Registrant retained KPMG to provide various audit-related and non-audit services in fiscal 2007. The aggregate fees billed for professional services by KPMG for each of the last two (2) fiscal years, were as follows:

Audit Fees — The aggregate audit fees billed by KPMG for professional services rendered for the annual audit of the Registrant's consolidated financial statements, quarterly reviews of the Registrant's financial statements and services provided in connection with statutory and regulatory filings or engagements were CDN$1,214,402 for fiscal 2007 and CDN$1,196,100 for fiscal 2006. The audit fees include fees relating to KPMG's audit of the effectiveness of the Registrant's internal control over financial reporting.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were CDN$112,800 for fiscal 2007 and CDN$94,025 for fiscal 2006. These services consisted of miscellaneous assurance services.

Tax Fees — The aggregate tax fees billed by KPMG were CDN$935,066 for fiscal 2007 and CDN$322,785 for fiscal 2006. These services consisted of tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies, tax advisory services relating to domestic and international taxation and customs and duties.

All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were nil for fiscal 2007 and CDN$169,860 for fiscal 2006 for services associated with financial due diligence.

All fees billed to the Registrant by KPMG in fiscal 2007 were pre-approved by the Registrant's Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate and pursuant to applicable legislation. The mandate of the Audit and Finance Committee is available on the Registrant's Internet website at www.gildan.com.

J.

Off-Balance Sheet Arrangements

Operating leases and commitments

The Registrant has no commitments that are not reflected in its balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations on page 34 of its MD&A (see Exhibit 99.1). As disclosed in Note 13 to the Registrant's Consolidated Financial Statements (see Exhibit 99.2), the Registrant has issued standby letters of credit and corporate guarantees primarily from various servicing agreements amounting to $8.1 million at September 30, 2007.

Derivative Financial Instruments

From time to time, the Registrant uses forward foreign exchange contracts, primarily in Canadian dollars, British pounds and Euros, to hedge cash flows related to sales and operating expenses in foreign currencies (non-U.S. dollar). A forward foreign exchange contract represents an obligation to exchange a foreign currency with a counterparty at a predetermined rate. Credit risk exists in the event of failure by a counterparty to meet its obligations. The Registrant reduces this risk by dealing only with highly rated counterparties, normally major North American and European financial institutions. The Registrant's exposure to foreign currency fluctuations is described in more detail in the "Risks and Uncertainties" section of its MD&A beginning on page 38 (see Exhibit 99.1).

The Registrant does not use derivative financial instruments for speculative purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months.

For the years ended September 30, 2007 and October 1, 2006, net earnings included recognized gains relating to derivative financial instruments of $1.9 million and $4.6 million, respectively.

The following table summarizes the Registrant's commitments to buy and sell foreign currencies as at September 30, 2007 and October 1, 2006:

	Notional	Exchange		Notional US dollar
	Amount	Rate	Maturity	Equivalent

	(in thousands)			(in thousands)
2007:
Buy contracts:
Foreign exchange contracts:	€4,425	1.3390 to 1.4222	Oct. 2007 - Dec. 2007	$6,025
Sell contracts:
Foreign exchange contracts:	€13,980	1.3410 to 1.3899	Oct. 2007 - Oct. 2008	$19,096
	£10,801	1.9640 to 2.0331	Oct. 2007 - Oct. 2008	$21,501
	CA$3,800	0.9945	Oct. 2007	$3,821
2006:
Buy contracts:
Foreign exchange contracts:	€9,756	1.2056 to 1.2696	Oct. 2006 - June 2007	$11,934
	CA$6,250	0.8961	Oct. 2006	$5,600

The fair value of the forward foreign exchange contracts, based on quoted market values, was $(0.8) million as at September 30, 2007 and $0.5 million as at October 1, 2006.

K.

Tabular Disclosure of Contractual Obligations

See page 34 of Exhibit 99.1.

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

DATED: December 19, 2007

GILDAN ACTIVEWEAR INC.

By: /s/	Lindsay Matthews
Name:	Lindsay Matthews
Title:	Director, Legal Services and Corporate
Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management's Discussion and Analysis of the Registrant for the year ended September 30, 2007

99.2	Audited comparative consolidated financial statements of the Registrant as at and for the year ended September 30, 2007

99.3	Consent of KPMG LLP

99.4

Schedule "D" - Statement of Corporate Governance Practices to the Registrant's Notice of Annual Meeting of Shareholders and Management Proxy Circular dated as of December 10, 2007 (incorporated by reference to Exhibit 99.1 of the Registrant's Form 6-K (file no. 001-14830) furnished to the Securities and Exchange Commission on December 19, 2007)

99.5	Reconciliation to United States GAAP

99.6	Officers' Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

99.7	Officers' Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code