Form 40-F
period 2008-10-05
Gildan Activewear Inc.
filed 2008-12-23
CIK 1061894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: October 5, 2008	Commission File number: 1-14830

GILDAN ACTIVEWEAR INC.
(Exact name of registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

2200, 2250, 2300
(Primary standard industrial classification code number, if applicable)

Not Applicable
(I.R.S. employer identification number, if applicable)

600 de Maisonneuve Boulevard West, Montreal, Quebec, Canada H3A 3J2, (514) 735-2023
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
120,536,501

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

GILDAN ACTIVEWEAR INC.

ANNUAL INFORMATION FORM

for the year ended October 5, 2008

December 18, 2008

GILDAN ACTIVEWEAR INC.

TABLE OF CONTENTS

This Annual Information Form is dated December 18, 2008 and, except as otherwise indicated, the information contained herein is given as of December 18, 2008.

Unless otherwise indicated, all dollar amounts set forth herein are expressed in U.S. dollars and all financial information set forth herein is prepared in accordance with Canadian generally accepted accounting principles.

Unless otherwise indicated, all references to share prices, trading volumes and per share measures are adjusted, on a retroactive basis, to reflect all stock splits.

In this Annual Information Form, "Gildan", the "Corporation" or the words "we", "our" and "us" refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries and joint venture.

The information appearing in the extracts of the documents listed below and specifically referred to in this Annual Information Form is incorporated herein by reference:

- 2008 Annual Report; and

- 2008 Notice of Annual Meeting of Shareholders and Management Proxy Circular (the "Circular").

The foregoing documents are available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on the Corporation's website at www.gildan.com.

This Annual Information Form contains certain forward-looking statements, which are based on Gildan's current expectations, estimates, projections and assumptions and were made by Gildan in light of its experience and its perception of historical trends. Results indicated in forward-looking statements may differ materially from the actual results. Please refer to the cautionary statement at pages 19 and 20 of this Annual Information Form for further explanation.

1.

CORPORATE STRUCTURE

1.1

Name, Address and Incorporation

We were incorporated on May 8, 1984 pursuant to the Canada Business Corporations Act under the name of Textiles Gildan Inc. At our inception, we focused our activities on the manufacture of textiles and produced and sold finished fabric as a principal product-line. In 1992, we redefined our operating strategy and, by 1994, our operations focused exclusively on the manufacture and sale of activewear in the screenprint channel. In March 1995, we changed our name to Gildan Activewear Inc./Les Vêtements de Sports Gildan Inc. In 2005, we changed our French name to Les Vêtements de Sport Gildan Inc.

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

Our principal executive offices and registered office are located at 600 de Maisonneuve Boulevard West, 33rd Floor, Montreal, Québec, Canada H3A 3J2, and our telephone number at that address is (514) 735-2023.

1.2

Intercorporate Relationships

The following table indicates our principal subsidiaries, their jurisdiction of incorporation and the percentage of voting securities that we beneficially own or over which we exercise direct or indirect control:

Subsidary	Jurisdiction of Incorporation	Percentage of Voting Securities or Partnership Interest that Gildan held as at December 18, 2008
Gildan Activewear SRL	Barbados	100%
Gildan USA Inc.	Delaware	100%
Gildan Choloma Textiles, S. de R.L.	Honduras	100%
Gildan Activewear Dominican Republic Textile	Barbados	100%
Company Inc.
Gildan Activewear Honduras Textiles	Honduras	100%
Company, S. de R.L.
Gildan Honduras Hosiery Factory, S. de R.L.	Honduras	100%
Gildan Activewear Properties (Dominican	Barbados	100%
Republic) Inc.
Gildan Activewear (Eden) Inc.	North Carolina	100%
Gildan Activewear (UK) Limited	United Kingdom	100%
V.I. Prewett & Son, Inc.	Alabama	100%

The subsidiaries that have been omitted do not represent individually more than 10% of the consolidated assets and 10% of the consolidated sales and operating revenues of Gildan, or in the aggregate more than 20% of the total consolidated assets and the consolidated sales and operating revenues as at and for the year ended October 5, 2008.

2.

GENERAL DEVELOPMENT OF THE BUSINESS

The following section describes how our business has evolved in the last three completed financial years and lists key events that have influenced the development of our business.

2.1

Recent Developments

Renewable Energy Projects

In an effort to produce the energy used in our manufacturing process in a more cost-effective and environmentally responsible fashion, Gildan is currently evaluating plans to build two biomass combustion facilities located in Honduras and the Dominican Republic.

China Sales and Distribution

In early fiscal 2009, we were granted a business license by the Chinese government to operate as Gildan (China) Trading Co., Ltd. This corporation has been established exclusively to import and sell Gildan products to customers in mainland China. In fiscal 2009, we plan to open a distribution centre near Shanghai, China to service the initial customer base predominantly located in the northern provinces of China. Later in fiscal 2009, Gildan is planning to open another distribution centre in the southeast region of China. Gildan is focusing on building our brand in both the retail and screenprint channels in China.

Restructuring of U.S. Sock Manufacturing

On December 11, 2008, we announced plans to phase out sock finishing operations in the U.S. by the end of June 2009 and consolidate operations in Honduras, in order to remain globally competitive in the current economic conditions. As part of this restructuring, the Corporation will also be closing a sock knitting facility in Hillsville, Virginia.

Tax

The Canada Revenue Agency ("CRA") has been conducting an audit of our income tax returns for our 2000, 2001, 2002 and 2003 fiscal years, the scope of which included a review of transfer pricing and the allocation of income between the Corporation's Canadian legal entity and its foreign subsidiaries. In the third quarter of fiscal 2008, management met with the CRA for the first time to discuss preliminary transfer pricing audit issues and, in particular, explain the roles and responsibilities performed in our foreign subsidiaries where the majority of our taxable income is earned. On December 10, 2008, the Corporation reached a final agreement with the CRA and concluded the audit for the 2000, 2001, 2002 and 2003 fiscal years. In connection with the terms of the agreement, we agreed to a tax reassessment related to the restructuring of our international wholesale business and the related transfer of our assets to our Barbados subsidiary, which occurred in fiscal 1999. Based on the results of the audit, we continue to believe that our income tax provisions for fiscal years subsequent to the periods covered by the audit are appropriate.

2.2

Developments in Fiscal 2008

Growth Strategy

Over the past fiscal year, we have continued to achieve market share gains in the U.S. screenprint market. We are also making progress in our plans to penetrate the U.S. mass retail market for high-volume, basic, frequently replenished, non-fashion family apparel. The acquisition of V.I. Prewett & Son, Inc. ("Prewett") in fiscal 2008, as described below, is intended to further strengthen our positioning as a supplier of socks for the retail channel. During fiscal 2008, we began shipments under our first underwear program with a U.S. national mass-market retailer. The Corporation has also continued to implement its strategy to rationalize its sock product-mix, in order to focus on basic higher-volume products and programs which capitalize on Gildan's large-scale sock manufacturing facility in Honduras.

Acquisition of U.S. Sock Manufacturer

On October 15, 2007, we acquired 100% of the common shares of Prewett, a large U.S. supplier of basic family socks to U.S. mass-market and regional retailers. Prewett's corporate headquarters are located in Fort Payne, Alabama. The aggregate purchase price was $128 million, which was comprised of cash consideration of $125.3 million, a fixed payment of $1.2 million payable in fiscal 2009 and transaction costs of $1.5 million. The purchase agreement provides for an additional purchase consideration of $10 million contingent on specified future events, which was paid into escrow by the Corporation. The purchase price was paid in cash at closing and was financed out of our revolving long-term credit facility. With this acquisition, we are now one of the leading suppliers of socks in the U.S. mass-market retail channel.

Manufacturing Operations

In fiscal 2008, we completed the ramp up of our second activewear facility and of our integrated sock manufacturing facility, both located in Rio Nance, Honduras.

In August 2007, we announced plans for the construction of a second sock facility in Rio Nance, Honduras which is currently expected to begin production in fiscal 2009.

Distribution

In fiscal 2008, we continued to service our retail activewear, sock and underwear distribution through our distribution facility in Martinsville, Virginia. In addition, with our acquisition of Prewett in fiscal 2008, two Prewett facilities, located in Fort Payne, Alabama, were added to our distribution network. These two Prewett facilities also service our sock distribution in the retail channel. Our distribution centre in Eden, North Carolina, continues to be dedicated to supporting our customers in the screenprint channel.

In May 2008, the Corporation announced its intention to build a new distribution centre in Honduras which is currently expected to become operational in fiscal 2010. In addition to supporting the Corporation's continuing sales growth, the new distribution facility in Honduras will facilitate direct shipments to both U.S. and international customers, where appropriate, and is expected to provide a lower cost structure to handle labour-intensive activities for mass-market retail customers.

Corporate Office

In fiscal 2008, we moved our corporate head office to leased premises located in Montreal, Québec.

2.3

Developments in Fiscal 2007

Growth Strategy

  We continued to achieve market share gains in the U.S. screenprint market.

  We also made progress in our plans to penetrate the U.S. mass retail market for high-volume, basic, frequently replenished, non-fashion family apparel. Our acquisition of Kentucky Derby Hosiery Co., Inc. ("Kentucky Derby") provided us with enhanced distribution to major U.S. mass-market retailers, and permitted us to achieve our first national branded sock program for men's and boys' socks with a U.S. national retailer.

  We began shipments of a major private label sock program to a U.S. national mass-market retailer.

Manufacturing Operations

  We announced the restructuring of our Canadian and U.S. manufacturing operations, which included the closure of our two remaining textile facilities in Montreal and our cutting facility in Bombay, New York and announced the closure of two sock facilities in Mount Airy, North Carolina. We also announced the closure of our two sewing facilities in Mexico, which had been supplied with fabric from our Canadian textile operations.

  We began production at a new integrated manufacturing facility in Rio Nance, Honduras for the large-scale production of socks and announced plans for a second sock facility in Honduras to support our projected continuing growth in sales.

  We also began production at our second large-scale integrated textile manufacturing facility for the production of activewear in Rio Nance, Honduras.

Distribution

  We completed the consolidation of Kentucky Derby's distribution facilities into our retail distribution centre located in Martinsville, Virginia. This new distribution centre supports the distribution of all product lines for the retail channel. Our distribution centre in Eden, North Carolina continues to be dedicated to supporting our customers in the screenprint channel.

  We began operations at a new third-party distribution centre in Shenzhen, China.

Stock Split

  Our Board of Directors approved a two-for-one stock split effected in the form of a stock dividend. The split was applicable to all shareholders of record on May 18, 2007. The Common Shares commenced trading on a post-split basis on May 16, 2007 on the Toronto Stock Exchange and on May 28, 2007 on the New York Stock Exchange.

FLA Accreditation

  In June 2007, the Fair Labor Association (the "FLA"), a leading labour rights organization, accorded us accreditation status on our labour compliance program following an extensive three-year review of our compliance with its workplace code of conduct requirements. We became the first vertically-integrated manufacturer of basic activewear apparel to receive this accreditation, which is the FLA's most advanced recognition of a company's labour compliance program.

2.4

Developments in Fiscal 2006

Retail Market Initiative

  We expanded our product-line of existing undecorated activewear products for sale to U.S. and Canadian regional retailers to include underwear and basic athletic socks.

  In July 2006, we acquired 100% of the common shares of Kentucky Derby for a total purchase price of $20.4 million.

  Textile and Sock Manufacturing

  We completed the construction of a building for a sock manufacturing facility in Rio Nance, Honduras, and began the construction of an integrated manufacturing facility for the production of activewear at the same site.

  Sewing

  In fiscal 2006, we expanded our sewing capacity in Honduras, Haiti and Nicaragua.

  Distribution

  In the fourth quarter, we completed the closure of our distribution centre located in Montreal, Québec effective October 2006. We also relocated and began consolidation of Kentucky Derby's existing distribution centres, located at multiple sites in Danville, Virginia and Mount Airy, North Carolina, to a new 400,000 square foot retail distribution centre in Martinsville, Virginia.

  3.

  DESCRIPTION OF THE BUSINESS

  3.1

  Business Overview

  Gildan is a vertically-integrated marketer and manufacturer of quality branded basic apparel. The Corporation is the leading supplier of activewear for the screenprint market in the U.S. and Canada. It is also a leading supplier to this market in Europe, and is establishing a growing presence in Mexico and the Asia-Pacific region. The Corporation sells T-shirts, sport shirts and fleece in large quantities to wholesale distributors as undecorated "blanks", which are subsequently decorated by screenprinters and embroiderers with designs and logos. Consumers ultimately purchase the Corporation's products, with the Gildan label, in venues such as sports, entertainment and corporate events, and travel and tourism destinations. The Corporation's products are also utilized for work uniforms and other end-uses to convey individual, group and team identity. The Corporation is also a leading supplier of private label and Gildan branded socks primarily sold to mass-market retailers. In addition, Gildan has an objective to become a significant supplier of men's and boys' underwear and undecorated activewear products to mass-market retailers in North America.

  The Corporation's sales for fiscal 2008 reached $1,249.7 million.

  Strategy and Objectives

  We believe that our success in developing our vertically-integrated manufacturing hubs has allowed us to provide our customers with low prices, consistent product quality and a reliable supply chain, and has been the main reason that we have been able to continue to increase our market presence and establish our market leadership in the imprinted sportswear market. These are the same factors that management believes will support Gildan's strategy to expand its presence in international screenprint markets and further penetrate the retail channel.

  We are able to price our products competitively because of our success in reducing operating costs, as a result of our investments in new strategically-located, large-scale, capital-intensive manufacturing facilities with modern equipment.

  Our growth strategy comprises the following initiatives:

  1.

  Continue to increase market share in the U.S. screenprint channel in all product categories

  During fiscal 2008, we further increased our leading market share position in the U.S. screenprint channel in all of our product categories as reported in the S.T.A.R.S. report produced by ACNielsen Market Decisions (the "S.T.A.R.S. Report"). We intend to seek to continue gaining market share in all of the product categories that we serve within the U.S. screenprint channel, namely T-shirts, sport shirts and fleece, by producing consistent high quality products, reliable customer service and competitive pricing. In addition, the introduction of new products such as softer T-shirts and sport shirts made of ring-spun cotton and new styles tailored for women, should enable us to further increase our market share by serving certain niches of the screenprint channel in which we previously did not participate.

  2.

  Leverage our successful business model to further penetrate the mass-market retail channel and develop Gildan as a consumer brand

  The acquisitions of Kentucky Derby and Prewett, combined with the addition of new branded and private label sock programs, have positioned us as a leading supplier of basic family socks in the U.S. mass-market retail channel. We intend to build on our market position in socks to also establish a significant presence in the mass-market retail channel with our activewear and underwear product lines. During fiscal 2008, we obtained our first retail private label underwear program with a U.S. national mass-market retailer. Shipments under this program began in the third quarter of this fiscal year. Our goal is to continue to provide a value proposition, combining quality, service and competitive pricing. Our main competitors in the retail channel for basic family apparel products are essentially the same as in the screenprint channel.

  3.

  Pursue international growth opportunities

  We expect to pursue further market penetration primarily within our existing screenprint channels in Europe, Mexico and the Asia/Pacific region. We continue to seek opportunities for growth in Europe, as we expand our product-lines, including the introduction of ring-spun cotton activewear products. In Mexico, we intend to expand our presence in the screenprint channel by building on the sales and distribution infrastructure that we have recently established in the country. In addition, in fiscal 2007, we began selling our products in Japan in both the screenprint and retail channels and during fiscal 2008, we established a sales and distribution network in China to position Gildan to service both the screenprint and retail channels. We have had a distributor network to service both the screenprint and retail markets in Australia and New Zealand since 2001.

  4.

  Continue to generate manufacturing and distribution cost reductions

  We seek to continuously improve our manufacturing and distribution processes and cost structure by developing and investing in cost-reduction initiatives. In addition to our continuing consolidation of our manufacturing operations in our Central American and Caribbean Basin hubs, our cost reduction initiatives include, among others, our plans in fiscal 2009 to install biomass facilities as an alternate source of natural renewable energy in order to reduce our reliance on high-cost fossil fuels and further reduce our environmental footprint, as well as our plans to build a new distribution centre in Rio Nance, Honduras to handle labour intensive activities for mass-market retail customers.

  5.

  Pursue selective complementary acquisitions

  We will evaluate further selective acquisitions, which could complement our organic strategic growth opportunities. In addition, we will continue to seek opportunities where we believe we can lever our core competencies and position us in markets that offer the potential for superior economic returns.

  Our Products

  We specialize in marketing and large-scale low-cost manufacturing of basic, non-fashion apparel products for customers requiring an efficient supply chain and consistent product quality for high-volume automatic replenishment programs.

  In the screenprint channel, we sell activewear products, namely T-shirts, sport shirts and fleece in large quantities to wholesale distributors as undecorated "blanks", which are subsequently decorated by screenprinters and embroiderers with designs and logos. Consumers ultimately purchase the Corporation's products, with the Gildan label, in venues such as sports, entertainment and corporate events, and travel and tourism destinations. The Corporation's products are also utilized for work uniforms and other end-uses to convey individual, group and team identity. Our products are made of cotton and of blends of cotton and synthetic fibres. We sell our products to wholesale distributors under the Gildan brand.

  For the first nine months of calendar 2008, we achieved the leading overall market share in the U.S. screenprint channel of 51.9%. In calendar 2007, our overall market share in this channel was 48.1%. All U.S. market share data is based on the S.T.A.R.S. Report.

  In the retail channel, we sell a variety of styles of socks and, to a much lesser extent at this stage, men's and boys' underwear and undecorated activewear products. We sell these products to mass-market and regional retailers in North America under various retailer private label programs and under the Gildan brand.

  Activewear and underwear represented 77% of our sales in fiscal 2008 and 86% of our sales in fiscal 2007. Socks represented 23% of our sales in fiscal 2008 and 14% of our sales in fiscal 2007.

  Market Overview

  Target Market

  Our markets for activewear, socks and underwear are characterized by low fashion risk compared to many other apparel markets, since our products are basic, frequently replenished and produced in a limited range of sizes, colours and styles, and since logos and designs for the screenprint market are not imprinted or embroidered by Gildan.

  The demand for activewear products in the screenprint channel has been driven by several market trends such as:

    the use of activewear for uniform applications;

    the use of activewear for corporate promotions;

    the use of activewear for event merchandising (such as concerts, festivals, etc.);

    the evolution of the entertainment/sports licensing and merchandising businesses;

    the use of activewear products for travel and tourism;

    the emphasis on physical fitness;

    and the use and acceptance of casual dress in the workplace.

  In addition, reductions in manufacturing costs, combined with quality enhancements in activewear apparel, such as pre-shrunk fabrics, improved fabric weight, blends and construction, as well as an increased range of colours and styles have provided consumers with superior products at lower prices.

  In the U.S. screenprint channel, T-shirt unit shipments have grown at a compounded annual rate of 6.5%, between 1998 and 2007, according to S.T.A.R.S. reports produced by ACNielsen Market Decisions which tracks unit volume shipments from U.S. wholesale distributors to U.S. screenprinters. Over the same 10-year period, industry volume for T-shirts declined only once, in 2001, by 3.4%. More recently, unit shipments for T-shirts decreased by 3.5% for the nine-month period ended September 30, 2008. While T-shirt shipments from U.S. distributors to screenprinters declined in 2001 and in the first nine months of calendar 2008, unit sales of Gildan T-shirts from U.S. distributors to screenprinters increased by 8.1% and 4.7%, respectively, as a result of continued market share gains. As noted in the "Outlook" section of the management's discussion and analysis on pages 34 to 35 of the 2008 Annual Report, recent market conditions in the screenprint channel have deteriorated with overall industry shipments from U.S. wholesale distributors to screenprinters across all product categories down significantly in the months of October and November 2008.

  While we have, in the past, achieved unit sales growth even during economic downturns, there can be no assurance that the current global financial market crisis and the global economic slowdown will not negatively impact demand and sales for our products in the U.S. screenprint channel, which accounted for more than 75% of our total sales in fiscal 2008. The potential negative impact of a major economic downturn and decline in corporate and consumer spending could not only reduce unit sales volumes for the Corporation's activewear products in the screenprint channel, but result in lower unit selling prices due to a more unfavourable supply-demand and competitive environment. The same market and competitive factors and risks which could impact the U.S. screenprint channel may impact our sales and earnings in our other international screenprint markets. Similarly, while the basic replenishment nature of our products sold into the mass-market retail channel may moderate the negative impact of a downturn in overall economic conditions and consumer spending, there is no assurance that our unit sales and selling prices will not be negatively impacted by the current economic uncertainty.

  Competitive Environment

  The market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being key requirements for success. Our primary competitors in North America both in the screenprint and retail channels are major U.S.-based manufacturers of basic family apparel, such as the Hanes, Fruit of the Loom, and Jerzees brands. Competition in socks in the U.S. mass-market retail channel is more fragmented, with a higher proportion of private label programs which are frequently outsourced from Asian contractors by their retail vendors.

  The competition in the European screenprint channel is similar to that in North America, as we compete primarily with the U.S.-based manufacturers mentioned above. We also have large European-based competitors that do not have integrated manufacturing operations and source products from suppliers in Asia. In addition, we may face the threat of increasing global competition. In particular, the U.S. sock industry is already subject to global competition, including significant imports from Asia.

  Sales and Marketing

  Our global sales and marketing office is located in St. Michael, Barbados where we employ more than 160 full-time employees. Our sales and marketing team is responsible for all customer-related functions including sales management, marketing, customer service, credit management and sales forecasting.

  Our marketing strategy for the screenprint channel concentrates primarily on the wholesale distributor catering to screenprinters, embroiderers and advertising specialty firms. We also promote our products through appearances at tradeshows and trade magazine advertising and also engage in various forms of co-operative advertising with our major customers, including print advertising, catalogues and mailings and product sampling programs. Our competitive strategy in the retail channel is based on delivering consistent, reliable product quality to our customers at competitive prices.

  Customers

  In fiscal 2008, we sold our products in the United States, Canada and Europe and other international markets, which accounted for 90%, 5% and 5% of total sales, respectively. For a breakdown of our total sales by geographic market for each of the last three financial years, reference is made to Note 21(b) (ii) to the audited annual consolidated financial statements of the Corporation included in our 2008 Annual Report, which note is incorporated herein by reference.

  Our customer base is composed of a relatively small number of significant customers. We currently sell our products to approximately 200 customers. In fiscal 2008, our largest customer accounted for 23.1% of total sales, and our top ten customers accounted for 67.9% of total sales in the retail and screenprint channel.

  The large majority of total sales in fiscal 2008 continued to be made in the screenprint channel through our wholesale distributors. Although we have long-term ongoing relationships with many of our customers, our contracts with our customers do not require them to purchase a minimum quantity of our products. Instead, we assess their projected requirements and then plan our production and marketing strategy accordingly.

  Our Manufacturing and Distribution Facilities

  Manufacturing

  To support our sales in the various markets, we have built and are continuing to build modern manufacturing facilities located in Central America and the Caribbean Basin where we manufacture T-shirts, fleece, sport shirts, socks and underwear. Our largest manufacturing hub in Central America includes our first integrated knitting, bleaching, dyeing, finishing and cutting textile facility (Rio Nance 1) to produce activewear and, more recently, underwear fabric. This facility, located in Rio Nance, Honduras, became operational in 2002. During 2007, we commenced production at an integrated sock manufacturing facility (Rio Nance 3) and a new integrated textile facility for the production of activewear fabric (Rio Nance 2), in Rio Nance, Honduras. In August 2007, we announced plans for the construction of a second sock facility (Rio Nance 4) in Rio Nance, Honduras which is currently expected to begin production during fiscal 2009. During Fiscal 2008, we announced plans to construct another integrated textile facility for the production of activewear in Rio Nance (Rio Nance 5).

  We have also established a vertically-integrated Caribbean Basin manufacturing hub with a textile facility for the production of activewear fabric in Bella Vista, Dominican Republic, which became operational in fiscal 2005. We plan to undertake an incremental capacity expansion of our Dominican Republic textile facility and we also intend to incrementally expand our "Rio Nance 1" textile facility in Honduras.

  In addition to our integrated sock manufacturing facility located in our Central America hub, we operate U.S. sock manufacturing facilities in Hillsville, Virginia and Fort Payne, Alabama, purchased as part of the sock manufacturing acquisitions in fiscal 2006 and fiscal 2008.

  Our sewing facilities are strategically located in close proximity to our textile manufacturing facilities. We own and operate sewing facilities in Nicaragua and Honduras to support our textile manufacturing hub in Central America. To support our vertically-integrated production in the Dominican Republic, we utilize third-party contractors in Haiti, and we are in the process of establishing a sewing facility in the Dominican Republic which we expect to be operational in fiscal 2009.

  Yarn-Spinning

  CanAm Yarns, LLC ("CanAm"), our joint-venture company with Frontier Spinning Mills, Inc. ("Frontier"), operates yarn-spinning facilities in Georgia and North Carolina. CanAm's yarn-spinning operations, together with supply agreements currently in place with Frontier and other third-party yarn providers, serve to meet our yarn requirements.

  Distribution

  We distribute our products for the screenprint channel to wholesale distributors in the United States from a company-owned distribution centre in Eden, North Carolina as well as from a distribution centre operated by a third party in California. The third-party warehouse in California was added in fiscal 2004 for the purpose of providing next day service to customers located on the U.S. west coast. We continue to distribute products for the retail channel from a facility in Martinsville, Virginia. In addition, with our acquisition of Prewett in fiscal 2008, two Prewett facilities, located in Fort Payne, Alabama, were added to our distribution network. These two Prewett facilities also service our retail sock distribution channel. Our distribution centre in Eden, North Carolina continues to be dedicated to supporting our customers in the screenprint channel.

  Our Canadian wholesale and retail customers are serviced from a third-party distribution centre located in Mississauga, Ontario. Customers in Europe are serviced from distribution centres operated by third parties in Meer, Belgium and Manchester, United Kingdom. Customers in Australia and New Zealand are serviced with full container shipments from our Eden, North Carolina distribution centre. Our Mexican customers are serviced from a third-party distribution centre located in Tultitlan, Mexico and customers in the Asia-Pacific region are serviced from a third-party distribution centre in Shenzhen, China.

  Raw Materials

  Cotton and polyester fibres are the main raw materials used in the manufacturing of our products. Cotton is used in the manufacturing of 100% cotton yarn while polyester is added in the manufacturing of cotton-polyester blend yarn. Polyester pricing is negotiated on an annual basis, while cotton fibre is typically purchased for future delivery at pre-determined prices under contracts as deemed appropriate by management.

  During fiscal 2008, most of our yarn requirements for the production of our product lines were met by our long-term supply agreements with third-party suppliers, as well as by our jointly owned CanAm yarn-spinning facilities in Cedartown, Georgia and Clarkton, North Carolina. We expect that most of our yarn requirements will continue to be met by these sources.

  The two primary sources of energy consumed in our manufacturing facilities are electricity, which is used to power production equipment, and bunker fuel, which is used to generate steam required in the production process. The electricity requirements at our two main production complexes are provided by a public utility in Honduras and from a private supplier in the Dominican Republic. Electricity rates are variable and are in part related to underlying oil prices. The bunker fuel used in our operations is supplied from local third-party suppliers, and the pricing is highly dependant on international market prices for bunker fuel. We expect to reduce our bunker fuel requirements and generate cost savings upon the completion of two biomass combustion facilities, which are expected to be built during fiscal 2009.

  We also purchase chemicals, dyestuffs and trims through a variety of suppliers. These products have historically been available in sufficient supply.

  Management Information Systems

  Our Enterprise Resource Planning ("ERP") system supports the majority of our operations in the areas of finance, manufacturing and customer service. This system is centralized and is accessed from all of our locations through secure networks. Our ERP system is linked to servers supporting both local processes and specialized applications, including payroll and distribution. We continue to leverage our existing ERP system by adding new functionality in the areas of supply chain planning, demand forecasting and business intelligence. Due to our increasing dependence on the availability of our computer systems to support our operations, we plan to continue, in fiscal 2009, to implement initiatives to enhance our information technology ("IT") processes and infrastructure based on the Information Technology Infrastructure Library, a framework of best practices approaches intended to facilitate the delivery of high quality IT services.

  Seasonality

  The activewear business is seasonal and we have historically experienced quarterly fluctuations in operating results. Typically, demand for our T-shirts is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season, and lowest in the first quarter of each fiscal year. Demand for fleece is typically highest, as a result of cooler weather, in the third and fourth quarters of each fiscal year. The seasonality of specific product lines is consistent with that experienced by other companies in the activewear industry. During the year, we operate our mature facilities at full capacity in order to be cost efficient. Consequently, with the seasonal sales trends of our business, we experience fluctuations in our inventory levels throughout the year. For our sock products, demand is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the cooler weather, the need to support requirements for the back-to-school period and the peak retail selling during the Christmas holiday season. Management anticipates that the seasonality we have historically experienced will continue in the future, although it is expected to be somewhat mitigated by our product diversification.

  Trade and Regulatory Environment

  Although the textile and apparel industry has historically been the subject of significant worldwide protection, trade liberalization has diminished this protection in recent years. For example, U.S. safeguards imposing quotas on annual imports of certain categories of Chinese originating textiles and apparel will expire at the end of 2008, although import duties will remain. The United States, Canada, and Mexico have also implemented several free trade agreements and trade preference programs to enhance trade with their trading partners. We have attempted to leverage the benefits of the trade liberalization climate by shifting our manufacturing capabilities to strategic locations.

  United States

  A number of regional trade agreements and preference programs, such as the North American Free Trade Agreement ("NAFTA"), the Caribbean Basin Trade Partnership Act ("CBTPA"), the Dominican Republic-Central America-United States Free Trade Agreement ("CAFTA-DR") and the Haitian Hemispheric Opportunity through Partnership Encouragement Act ("HOPE"), allow qualifying textiles and apparel from participating countries duty-free access to the U.S. market. The United States adopted two of the newest programs, CAFTA-DR and HOPE (as amended by HOPE II legislation in 2008), to strengthen and develop U.S. economic relations with Central America, the Dominican Republic, and Haiti. CAFTA-DR provides for the application of safeguards in the form of reinstatement of normal duties if increased imports cause or threaten to cause substantial injury to a domestic industry. In 2008, the United States imposed such a safeguard against socks imported from Honduras. The safeguard is in the form of a 5% duty on socks imported from Honduras from July through December 2008, which affects our imports of socks from our integrated Honduran sock facility. The United States has agreed with Honduras not to extend or reimpose the socks safeguard beyond 2008. Under the provisions of the CAFTA-DR agreement, a safeguard, upon expiration, cannot be renewed. CAFTA-DR and HOPE benefit our imports from participating countries, but there can be no assurance that future developments in trade legislation will not adversely impact our business.

  Canada

  Textile and apparel imports into Canada benefit from both free trade agreements and trade preference programs, such as NAFTA and Canada's Least Developed Developing Countries ("LDDC") Initiative. NAFTA provides duty free treatment of qualifying goods from the United States and Mexico. The LDDC Initiative provides trade benefits to 48 least developed countries. Our apparel products from the LDDC's are eligible for importation into Canada duty-free and quota-free if they meet applicable rules of origin. Our apparel products imported into Canada are also eligible for duty remission under the Canadian Outward Processing Initiative, adopted in 2008, if they are produced in General Preferential Tariff beneficiary developing countries with Canadian textiles and otherwise meet the requirements of this initiative.

  Mexico

  Imports into the Mexican market may qualify for trade preferences from various free trade agreements such as NAFTA, the Mexico-Nicaragua Free Trade Agreement, and the Mexico-Northern Triangle Regional Trade Agreement which includes El Salvador, Guatemala and Honduras as member countries.

  European Union

  In addition to free trade arrangements among the individual countries within the European Union, the European Union also has preferential trade agreements with other European countries and with countries outside of Europe, such as the free trade agreement between the European Union and Mexico. Furthermore, the European Union also enacted a Generalized System of Preferences ("GSP") and an Africa-Caribbean-Pacific program that allow duty-free and quota-free entry into the European Union of qualifying articles, including apparel, from developing countries and least developed countries such as Honduras, Nicaragua and Haiti. However, discussions are ongoing at the European Union level regarding the reform of certain of the GSP rules of origin.

  Asia-Pacific

  Australia has a free trade agreement with the United States. Additionally, Australia has adopted legislation similar to the legislation in force in Canada to allow duty-free and quota-free entry of textiles and apparel articles from least developed countries, subject to applicable rules of origin.

  A safeguard agreement limiting annual imports of Chinese textiles and apparel into the European Union expired at the end of 2007, although import duties will remain.

  Intellectual Property

  We own several registered trademarks including, among others, the Gildan "logo" in Canada, "Gildan" and "Gildan Activewear" in Canada, the United States and many countries in Europe, Central America, South America and Asia, as well as in Australia. Applications for the registration of the "Gildan" trademark are also pending in certain countries. We have and intend to continue to maintain our trademarks and the relevant registrations, and will actively pursue the registration of trademarks in Canada, the United States and abroad.

  Environmental Regulation

  We are subject to various federal, state and local environmental and occupational health and safety laws and regulations in the jurisdictions in which we operate concerning, among other things, wastewater discharges, storm water flows, and solid waste disposal. Our manufacturing plants generate small quantities of hazardous waste, which are either recycled or disposed of off-site. As part of our Corporate Environmental Policy, we monitor, control and manage environmental issues through policies including, but not limited to, the recycling and creation of measures for waste prevention, minimization, recovery and treatment at all stages of the production cycle including the off-site disposal of any hazardous waste. We believe that we are in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located.

  In line with our commitment to the environment as well as to the health and safety of our employees we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. For fiscal 2008, the requirements with regard to environmental protection did not have a significant financial or operational impact on the Corporation's capital expenditures, earnings and competitive position. Although we do not expect that the amount of these expenditures in the future will have a material adverse effect on our operations, financial condition or liquidity, there can be no assurance that future changes in federal, state, or local regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures or manufacturing interruption that could have a material adverse effect on our business. Similarly, the extent of our liability, if any, for past failures to comply with laws, regulations and permits applicable to our operations cannot be determined.

  Labour Practices

  We seek to provide favourable working conditions for all employees. We have implemented internal and external monitoring programs that permit us to verify compliance with local labour laws, as well as with internationally recognized labour standards. In addition to having our own Code of Conduct, which is available on our website at www.gildan.com, we have obtained Worldwide Responsible Apparel Production ("WRAP") re-certification for all our Gildan-owned sewing facilities. Furthermore, our newer sewing facility in Nicaragua was successfully certified under WRAP for the first time in fiscal 2008. Three quarters of the facilities of our contractors located in Haiti are also WRAP certified. We actively encourage and are in the process of contractually obligating all of our third-party contractors to follow prescribed employment policies as well as our Code of Conduct.

  In November 2003, we joined the FLA as a "Participating Company". The FLA is internationally recognized and respected as a non-profit organization whose goal is to promote adherence to international labour standards and to improve working conditions for employees worldwide. In fiscal 2007, the FLA accorded accreditation status to our labour compliance program.

  Until 2007, the majority of our social compliance monitoring was performed by external third-party auditors. In fiscal 2007, we successfully began internal monitoring audits that complement these external independent audits. Independent third party monitors also regularly audit our plants, announced or unannounced. During fiscal 2008, over 30% of our audits were carried out by third-party auditors.

  3.2

  Risk Factors

  Please see the "Financial Risk Management" and the "Risks and Uncertainties" sections of our management's discussion and analysis on pages 35 to 39 and 43 to 46, respectively, of the 2008 Annual Report.

  3.3

  Employees

  As at October 5, 2008, we employed 20,116 full-time employees worldwide. We consider our relations with our employees to be very good and, as of the date hereof, we have not experienced any work stoppages that have had a material impact on our operations.

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

  6.

  MARKET FOR SECURITIES

  The Common Shares are listed on the New York Stock Exchange (the "NYSE") and the Toronto Stock Exchange (the "TSX") under the symbol "GIL". The Class A Subordinate Voting shares (now the Common Shares), which were issued at an offering price of $0.88 (Cdn$1.29), on a post-split basis, began trading on the TSX, the Montreal Exchange (the "ME") and the American Stock Exchange ("AMEX") on June 17, 1998. Prior to that date, there was no public market for the Class A Subordinate Voting shares. We delisted such shares from AMEX on August 31, 1999. On September 1, 1999, the Class A Subordinate Voting shares (now the Common Shares) commenced trading on the NYSE. As a result of a restructuring of Canada's stock exchanges, which took effect on December 7, 1999, we are no longer listed on the ME.

  The table below shows the monthly price range per share and the trading volume of the Common Shares for the fiscal year ended October 5, 2008 on the TSX (in Cdn$) and on the NYSE (in US$).

COMMON SHARES
Toronto Stock Exchange (TSX)				New York Stock Exchange (NYSE)
Month	High	Low	Trading Volume	Month	High	Low	Trading Volume
October 2007	44.55	38.36	12,500,800	October 2007	46.17	38.39	8,605,800
November 2007	43.21	34.17	13,316,000	November 2007	46.47	36.39	11,338,200
December 2007	42.14	36.79	9,512,300	December 2007	41.99	36.38	13,623,200
January 2008	41.89	30.00	15,628,500	January 2008	41.84	28.82	19,762,400
February 2008	42.73	36.75	10,363,800	February 2008	42.74	36.56	12,962,300
March 2008	40.08	32.25	12,026,200	March 2008	39.29	32.60	12,703,000
April 2008	39.53	24.07	19,556,000	April 2008	38.60	23.75	29,493,000
May 2008	30.01	25.20	22,279,800	May 2008	30.36	24.76	24,601,400
June 2008	30.52	25.28	12,387,600	June 2008	29.90	25.01	18,598,400
July 2008	28.40	22.09	13,993,300	July 2008	27.99	21.86	30,844,800
August 2008	29.95	22.93	12,272,100	August 2008	28.14	21.91	24,332,100
September 2008	28.97	22.61	15,427,100	September 2008	27.82	21.71	23,037,900
October 1 to 5, 2008	24.53	23.09	1,719,500	October 1 to 5, 2008	23.10	21.50	2,170,600

  7.

  DIRECTORS AND OFFICERS

  Listed below is certain information about the current directors of Gildan. The directors have served in their respective capacities since their election and/or appointment and will continue to serve until the next annual meeting of shareholders or until a successor is duly elected.

Name and Municipality of Residence	Principal Occupation	Director Since

Robert M. Baylis (2)(3)(4)
Darien, Connecticut, United States	Corporate Director	February 1999

Glenn J. Chamandy
Westmount, Québec, Canada	President and Chief Executive Officer of the Corporation	May 1984

William D. Anderson(1)(3)
Toronto, Ontario, Canada	Corporate Director	May 2006

Sheila O'Brien (2)(3)
Calgary, Alberta, Canada	Corporate Director and Business Advisor	June 2005

Pierre Robitaille(1)(2)
St-Lambert, Québec, Canada	Corporate Director and Business Advisor	February 2003

Name and Municipality of Residence	Principal Occupation	Director Since

Richard P. Strubel (1)(3)
Chicago, Illinois, United States	Corporate Director	February 1999

Gonzalo F. Valdes-Fauli(1)(2)
Key Biscayne, Florida, United States	Chairman of BroadSpan Capital LLC (investment banking firm)	October 2004

  ________________________
  (1) Member of the Audit and Finance Committee.
  (2) Member of the Corporate Governance Committee.
  (3) Member of the Human Resources and Compensation Committee.
  (4) Chairman of the Board.

  Listed below is certain information about the executive officers of Gildan in office as of the date hereof.

Name and Municipality of Residence	Position Held Within the Corporation and Principal Occupation

Glenn J. Chamandy (1)
Westmount, Québec, Canada	President, Chief Executive Officer and Director

Laurence G. Sellyn (1)
Beaconsfield, Québec, Canada	Executive Vice-President, Chief Financial and Administrative Officer

Michael R. Hoffman
St. James, Barbados	President, Gildan Activewear SRL

Georges Sam Yu Sum (1)
Hampstead, Québec, Canada	Executive Vice-President, Operations

Benito Masi (1)
Laval, Québec, Canada	Executive Vice-President, Manufacturing

Cam Gentile (1)	Executive Vice-President, Organizational Development and Change
Hudson, Québec, Canada	Management

Eric R. Lehman(1)
Montreal, Québec, Canada	Executive Vice-President, Supply Chain

  ________________________
  (1) Officer of the Corporation.

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

  Robert M. Baylis, Chairman of the Board of the Corporation, serves as a director of several large corporations, including the New York Life Insurance Company (life insurance provider), Host Hotels & Resorts Inc. (luxury hotels and resorts) and PartnerRe Ltd. (multi-line reinsurance provider). He is also a trustee of the Rubin Museum of Art in New York City, a trustee of the Woods Hole Oceanographic Institution, an overseer of the University of Pennsylvania Museum, and a member of the Advisory Council of the Economics Department of Princeton University. He was formerly a director of Covance Inc. (drug development), Gryphon Holdings, Inc. (insurance company) and of the Wharton International Forum, an executive education program. Mr. Baylis retired from Credit Suisse First Boston as Vice-Chairman in 1996, after thirty-three years with this investment banking firm and its associated corporations, including a term as the Chairman and Chief Executive Officer of Credit Suisse First Boston (Pacific). Mr. Baylis was educated at Princeton University and Harvard Business School and is a chartered financial analyst.

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

  Sheila O'Brien, CM is President of Belvedere 1 Investments Ltd., a private investment company, and is also a business advisor and corporate director. She has had a thirty-year career as a senior executive in the oil and gas and petrochemical sectors in the areas of human resources, investor relations and public and government relations. Prior to 2004, Ms. O'Brien was Senior Vice-President, Human Resources, Public Affairs, Investor and Government Relations at NOVA Chemicals Corporation, a producer of commodity plastics and chemicals, where she was the architect of a corporate restructuring practice that was designated a worldwide best practice by Watson Wyatt Consulting Firm. She has also been active on the boards of directors of over thirty public sector and not-for-profit organizations and was awarded the Order of Canada for her community leadership in 1998. Ms. O'Brien also serves on the boards of directors of MaRS (Medical and Related Sciences) (Toronto-based biotechnology accelerator), Advantage Energy Income Fund (oil and gas royalty trust) and, Skye Resources Inc. (nickel mining company), which merged with Hudbay Minerals in August 2008. In addition to her corporate career, she has acted as special advisor to the president at the University of Calgary. She is a graduate of the MTC program at the University of Western Ontario and completed a one-year sabbatical on creativity and innovation at various U.S. schools in 1990.

  Pierre Robitaille is a business advisor and a corporate director. Mr. Robitaille previously pursued his career at SNC-Lavalin Group Inc., a global engineering-construction firm, where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than twenty years with the public accounting and management consulting firm of Ernst & Whinney, where he held the positions of Managing Partner of the Montreal office, President of the firm in Québec, and member of its national board of directors. Mr. Robitaille also serves on the boards of directors of Nav Canada (civil air navigation services provider), Swiss Re Company of Canada and Swiss Re Life & Health Co. Canada (reinsurance companies). Mr. Robitaille is a Fellow member of the Québec Order of Chartered Accountants. He was educated at HEC-Montreal and McGill Business School.

  Richard P. Strubel is a corporate director. Prior to 2008, he was Vice-Chairman of the Board of Cardean Learning Group (formerly known as Unext), a provider of advanced education over the Internet, where from 1999 to 2004 he served as President and Chief Operating Officer. From 1990 to 1999, Mr. Strubel was Managing Director of Tandem Partners, Inc., a privately-held management services firm, and from 1984 to 1994, he served as President and Chief Executive Officer of Microdot, Inc. Prior to that, Mr. Strubel served as President of Northwest Industries, then a NYSE-listed company, which included Fruit of the Loom and BVD among its operating entities. Mr. Strubel also serves on the boards of directors of the mutual funds of Goldman Sachs & Co. and Goldman Sachs Hedge Fund Partners, and is Chairman of the Board of the Mutual Funds of The Northern Trust. Mr. Strubel is also Trustee of the University of Chicago and Chairman of its Audit Committee. He was educated at Williams College and Harvard Business School.

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

  Laurence G. Sellyn was appointed to the position of Executive Vice-President, Chief Financial and Administrative Officer of the Corporation in November 2005. He joined Gildan as Executive Vice-President, Finance and Chief Financial Officer of the Corporation in April 1999. Since June 2008, Mr. Sellyn is on the advisory board of Héritage Montréal and is the Chairman of its 2008 Fundraising Campaign. He is also a Fellow of the Institute of Chartered Accountants of England and Wales. Prior to joining Gildan, Mr. Sellyn served as Senior Vice-President, Finance and Corporate Development and Chief Financial Officer of Wajax Limited, an industrial distribution company, where he was employed from October 1992 to March 1999. Prior to joining Wajax, he was employed by Domtar Inc., where he held various positions, including Corporate Controller and Vice-President, Business Planning and Development.

  Michael R. Hoffman joined Gildan in October 1997. He served as Vice-President, Sales and Marketing for the international division until his appointment as President of Gildan Activewear SRL in February 2001. Prior to joining Gildan, Mr. Hoffman was employed by Fruit of the Loom, Inc., where he last served as Divisional Vice-President of the Activewear Division.

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

  Cam Gentile joined the Corporation in 2006 as Executive Vice-President, Organizational Development and Change Management. He has over thirty years of experience in the pulp and paper industry in senior management positions at Domtar Inc., Transcontinental Printing Inc., Paperboard Industries International Inc. and Uniboard Canada Inc. He is currently a member of the Order of Engineers of Québec, President and Chairman of the Board of Directors of the Québec Institute of Graphic Communications, as well as Vice-President and member of the Board of Directors of Village Theatre in Hudson, Québec.

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

  As at December 18, 2008, the executive officers and directors of the Corporation as a group own 8,312,609 Common Shares, which represents 6.9% of the voting rights attached to all Common Shares.

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

  Richard P. Strubel – Mr. Strubel is a corporate director. Prior to 2008, he was Vice-Chairman of the Board of Cardean Learning Group, where he previously served as President and Chief Operating Officer. Prior to that, Mr. Strubel served as

  Managing Director of Tandem Partners, Inc., a privately-held management services firm, President and Chief Executive Officer of Microdot, Inc. and President of Northwest Industries, then a NYSE-listed company which included Fruit of the Loom and BVD among its operating entities. Mr. Strubel also serves on the boards of directors of the mutual funds of Goldman Sachs & Co., and Goldman Sachs Hedge Fund Partners and is Chairman of the Board of the Mutual Funds of The Northern Trust. Mr. Strubel is also Trustee of the University of Chicago and Chairman of its Audit Committee. He was educated at Williams College and Harvard Business School.

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

  Pre-Approval of Non-Audit Services

  In accordance with the Code of Ethics of Chartered Accountants of Quebec's independence standards for auditors, the Sarbanes-Oxley Act of 2002 and rules of the U.S. Securities and Exchange Commission, the Corporation is restricted from engaging its external auditor to provide certain non-audit services to the Corporation and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, information technology services, valuation services, actuarial services, internal audit services, corporate finance services, management functions, human resources functions, legal services and expert services unrelated to the audit. The Corporation does engage its external auditor from time to time to provide certain non-audit services other than the restricted services. All non-audit services must be specifically pre-approved by the Audit and Finance Committee.

  External Auditor Service Fees

  The aggregate fees billed by KPMG LLP ("KPMG"), the Corporation's external auditor, for various audit-related and non-audit services rendered for the fiscal years 2008 and 2007 were as follows:

  Audit Fees — The aggregate audit fees billed by KPMG for professional services rendered for the annual audit of the Corporation's consolidated financial statements, quarterly reviews of the Corporation's financial statements and services provided in connection with statutory and regulatory filings or engagements were Cdn$1,237,028 for fiscal 2008 and Cdn$1,214,402 for fiscal 2007. The audit fees include fees relating to KPMG's audit of the effectiveness of the Corporation's internal control over financial reporting.

  Audit-Related Fees — The aggregate audit-related fees billed by KPMG were Cdn$166,400 for fiscal 2008 and Cdn$112,800 for fiscal 2007. These services consisted of miscellaneous assurance services.

  Tax Fees — The aggregate tax fees billed by KPMG were Cdn$484,817 for fiscal 2008 and Cdn$935,066 for fiscal 2007. These services consisted of tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies, tax advisory services relating to domestic and international taxation and customs and duties.

  All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were nil for fiscal 2008 and nil for fiscal 2007.

  9.

  LEGAL PROCEEDINGS

  With the exception of the legal proceedings mentioned below, the Corporation is only a party to claims and litigation arising in the normal course of its operations. While we cannot predict the final outcome of the claims and litigation arising in the normal course of its operations, management does not currently expect the resolution of these matters to have a material adverse effect on the consolidated financial position or results of operations of Gildan.

  As of the date hereof, the claims with respect to which Gildan was a party to or involved in, for damages in excess of 10% of its current assets, are the following:

  Canadian Class Action Suits

  On June 12, 2008, a proposed class action lawsuit on behalf of persons who acquired Common Shares between August 2, 2007 and April 29, 2008 was filed in the Ontario Superior Court of Justice alleging negligence and negligent/reckless misrepresentation in respect of the Corporation's prior statements concerning its financial guidance for the 2008 fiscal year and comments regarding the scale of production of its Dominican Republic facility. The claim further proposes to seek leave from the Ontario court to bring statutory misrepresentation civil liability claims under Ontario's Securities Act. The Ontario suit claims damages of Cdn$500 million, punitive damages of Cdn$5 million and other monetary relief.

  A motion has also been filed on June 17, 2008 before the Québec Superior Court for authorization to commence a class proceeding on behalf of persons who acquired Common Shares between August 2, 2007 and April 29, 2008. It makes similar allegations as the Ontario Action and alleges negligence and negligent/reckless misrepresentation. The Québec motion seeks to proceed with a claim for unspecified damages and other monetary relief.

  Both Canadian proceedings have yet to be certified as class actions by their respective courts. The Corporation strongly contests the basis upon which these actions are predicated and intends to vigorously defend its position. However, due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any.

  United States Class Action Suits

  On June 9, 2008, Gildan and certain of its senior officers were named as defendants in several proposed class action lawsuits filed in the United States District Court for the Southern District of New York on behalf of persons who purchased or otherwise acquired Common Shares between August 2, 2007 and April 29, 2008. The lawsuits allege violations of United States federal securities laws and assert that the Corporation issued a series of materially false and misleading statements concerning the Corporation's financial performance and prospects. These U.S. lawsuits have been consolidated, and a consolidated amended complaint was filed on November 17, 2008. The claims in the U.S. suit are for unspecified damages.

  The U.S. proceeding has yet to be certified as a class action by the court. The Corporation strongly contests the basis upon which these actions are predicated and intends to vigorously defend its position. However, due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any.

  10.

  TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar of the Corporation is Computershare Investor Services Inc., having offices in Montreal and Toronto at which the register of transfer of the Common Shares is held. The co-transfer agent and co-registrar of the Corporation is Computershare Trust Company, N.A., having an office in Golden, Colorado.

  11.

  MATERIAL CONTRACTS

  Other than the agreements entered into the normal course of business, the only material agreement entered into in fiscal 2008, or before fiscal 2008 and which is still in force is the Shareholder Rights Plan Agreement approved by the Board of Directors on December 1, 2004 and subsequently ratified by the Corporation's shareholders on February 2, 2005. This agreement was filed through SEDAR on December 2, 2004.

  12.

  INTERESTS OF EXPERTS

  KPMG, the external auditor of the Corporation, reported on the fiscal 2008 audited consolidated financial statements of the Corporation, which were filed with the securities regulatory authorities. We are advised that, as at the date hereof, the members of KPMG are independent in accordance with the Code of Ethics of Chartered Accountants of Québec.

  13.

  FORWARD – LOOKING INFORMATION

  Certain statements included in this Annual Information Form constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the "Financial Risk Management" and "Risks and Uncertainties" sections of the management's discussion and analysis on pages 35 to 39 and 43 to 46, respectively, of the 2008 Annual Report, for a discussion of the various factors that may affect the Corporation's future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

  Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

    general economic conditions such as commodity prices, currency exchange rates, interest rates and other factors over which we have no control;

    the impact of economic and business conditions, industry trends and other external, political and social factors in the countries in which we operate;

    the intensity of competitive activity;

    changes in environmental, tax, trade, employment and other laws and regulations;

    our ability to implement our strategies and plans;

    our ability to complete and successfully integrate acquisitions;

    our reliance on a small number of significant customers;

    changes in consumer preferences, customer demand for our products and our ability to maintain customer relationships and grow our business;

    the fact that our customers do not commit to minimum quantity purchases;

    the seasonality of our business;

    our ability to attract and retain key personnel;

    our reliance on computerized information systems;

    changes in accounting policies and estimates; and

    disruption to manufacturing and distribution activities due to labour disruptions, bad weather, natural disasters and other unforeseen adverse events.

  These factors may cause the Corporation's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation's business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

  We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management's expectations regarding the Corporation's fiscal 2009 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this Annual Information Form are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

  14.

  ADDITIONAL INFORMATION

  Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for insurance under the Corporation's equity compensation plans is contained in the Circular. Additional financial information is provided in the Corporation's comparative consolidated financial statements and management's discussion and analysis for its most recently completed financial year, both of which are contained in the 2008 Annual Report.

  Copies of these documents and additional information relating to Gildan may be found on the SEDAR website at www.sedar.com and the EDGAR website at www.sec.gov and may also be obtained upon request to the Secretary of Gildan at the following address:

  600 de Maisonneuve Boulevard West, 33rd Floor
  Montreal, Québec
  H3A 3J2
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

  (b ) Monitoring risk management and internal controls

    receiving periodically management's report assessing the adequacy and effectiveness of the Corporation's disclosure controls and procedures and systems of internal control over financial reporting;

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

  Under the supervision and with the participation of our principal executive officer and our principal financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of October 5, 2008, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

  E.

  Attestation report of the registered public accounting firm.

  KPMG LLP ("KPMG"), an independent registered public accounting firm, who audited and reported on our financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F, has issued an attestation report on the effectiveness of our internal control over financial reporting as of October 5, 2008. The attestation report is included on page 52 of the financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F.

  F.

  Changes in internal controls over financial reporting.

  There have been no changes during fiscal year 2008 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

  The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

  A.

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

  H.

  Code of Ethics

  The Registrant has adopted a Code of Ethics and Business Conduct (the "Code of Conduct") that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Conduct is available at the Registrant's Internet website, www.gildan.com/corporate/IR/corporateGovernance.cfm, and is available, without charge, in print to any shareholder who requests it.

  I.

  Principal Accountant Fees and Services

  In addition to retaining KPMG to report upon the annual consolidated financial statements of the Registrant, the Registrant retained KPMG to provide various audit-related and non-audit services in fiscal 2008. The aggregate fees billed for professional services by KPMG for each of the last two (2) fiscal years, were as follows:

  Audit Fees — The aggregate audit fees billed by KPMG for professional services rendered for the annual audit of the Registrant's consolidated financial statements, quarterly reviews of the Registrant's financial statements and services provided in connection with statutory and regulatory filings or engagements were Cdn$1,237,028 for fiscal 2008 and Cdn$1,214,402 for fiscal 2007. The audit fees include fees relating to KPMG's audit of the effectiveness of the Registrant's internal control over financial reporting.

  Audit-Related Fees — The aggregate audit-related fees billed by KPMG were Cdn$166,400 for fiscal 2008 and Cdn$112,800 for fiscal 2007. These services consisted of miscellaneous assurance services.

  Tax Fees — The aggregate tax fees billed by KPMG were Cdn$484,817 for fiscal 2008 and Cdn$935,066 for fiscal 2007. These services consisted of tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies, tax advisory services relating to domestic and international taxation and customs and duties.

  All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were nil for fiscal 2008 and nil for fiscal 2007.

  All fees billed to the Registrant by KPMG in fiscal 2008 were pre-approved by the Registrant's Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate and pursuant to applicable legislation. The mandate of the Audit and Finance Committee is available on the Registrant's Internet website at www.gildan.com/corporate/IR/corporateGovernance.cfm.

  J.

  Off-Balance Sheet Arrangements

  Operating leases and commitments

  The Registrant has no commitments that are not reflected in its balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations on page 33 of its MD&A (see Exhibit 99.1). As disclosed in Note 13 to the Registrant's Consolidated Financial Statements (see Exhibit 99.2), the Registrant has issued standby letters of credit and corporate guarantees primarily from various servicing agreements amounting to $9.6 million at October 5, 2008.

  Derivative Financial Instruments

  From time to time, the Registrant uses forward foreign exchange contracts, primarily in Canadian dollars, British pounds and Euros, to hedge cash flows related to sales and operating expenses in foreign currencies (non-U.S. dollar). A forward foreign exchange contract represents an obligation to exchange a foreign currency with a counterparty at a predetermined rate. Credit risk exists in the event of failure by a counterparty to meet its obligations. The Registrant's exposure to foreign currency fluctuations is described in more detail in the "Financial Risk Management" section of its MD&A beginning on page 37 (see Exhibit 99.1).

  The Registrant does not use derivative financial instruments for speculative purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months.

  For the years ended October 5, 2008 and September 30, 2007, net earnings included a recognized loss of $2.1 million and a recognized gain of $1.9 million, both relating to derivative financial instruments.

  The following table summarizes the Registrant's commitments to buy and sell foreign currencies as at October 5, 2008 and September 30, 2007:

	Notional	Exchange		Notional US dollar
	Amount	Rate	Maturity	Equivalent

	(in thousands)			(in thousands)
2008:
Buy contracts:
Foreign exchange contracts:	CA$5,483	0.9302	Oct. 2008	$5,100
	€962	1.3740	Oct. 2008	$1,322
Sell contracts:
Foreign exchange contracts:	€5,650	1.4455 to 1.4757	Oct. 2008 – Apr. 2009	$8,244
	£2,951	1.7627 to 2.0339	Oct. 2008 – Jan. 2009	$5,659
2007:
Buy contracts:
Foreign exchange contracts:	€4,425	1.3390 to 1.4222	Oct. 2007 – Dec. 2007	$6,025

Sell contracts:
Foreign exchange contracts:	€13,980	1.3410 to 1.3899	Oct. 2007 – Oct. 2008	$19,096
	£10,801	1.9640 to 2.0331	Oct. 2007 – Oct. 2008	$21,501
	CA$3,800	1.0055	Oct. 2007	$3,821

  The fair value of the forward foreign exchange contracts, determined using observable market inputs, was $0.9 million as at October 5, 2008 and ($0.8) million as at September 30, 2007.

  K.

  Tabular Disclosure of Contractual Obligations

  See page 33 of Exhibit 99.1.

  L.

  Corporate Governance Guidelines

  The Registrant has adopted Corporate Governance Guidelines as well as mandates for its board of directors and each of its three committees which are available at the Registrant's Internet website, www.gildan.com/corporate/IR/corporateGovernance.cfm, and are available in print to any shareholder who requests them.

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

  [Remainder of page intentionally left blank.]

  SIGNATURES

  Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

  DATED: December 22,  2008
GILDAN ACTIVEWEAR INC.

By: /s/	Jean-François Legault
Name:	Jean-François Legault
Title:	Vice-President, Legal, Public and Government Affairs

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management's Discussion and Analysis of the Registrant for the year ended October 5, 2008

99.2	Audited comparative consolidated financial statements of the Registrant as at and for the year ended October 5, 2008

99.3	Consent of KPMG LLP

99.4	Schedule "D" – Statement of Corporate Governance Practices to the Registrant's Notice of Annual Meeting of Shareholders and Management Proxy Circular dated as of December 16, 2008

99.5	Reconciliation to United States GAAP

99.6	Officers' Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

99.7	Officers' Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code