Form 40-F
period 2009-10-04
Gildan Activewear Inc.
filed 2009-12-10
CIK 1061894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: October 4, 2009	Commission File number: 01-14830

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
120,963,028

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

GILDAN ACTIVEWEAR INC.

ANNUAL INFORMATION FORM

for the year ended October 4, 2009

December 9, 2009

	GILDAN ACTIVEWEAR INC.
	2009 ANNUAL INFORMATION FORM
	TABLE OF CONTENTS
		Page

1.	CORPORATE STRUCTURE
	1.1 Name, Address and Incorporation	1
	1.2 Intercorporate Relationships	2

2.	GENERAL DEVELOPMENT OF THE BUSINESS
	2.1 Recent Developments	2
	2.2 Developments in Fiscal 2009	3
	2.3 Developments in Fiscal 2008	4
	2.4 Developments in Fiscal 2007	5

3.	DESCRIPTION OF THE BUSINESS
	3.1 Business Overview	6
	3.2 Risk Factors	13
	3.3 Employees	13

4.	DIVIDEND POLICY	14
5.	CAPITAL STRUCTURE	14
6.	MARKET FOR SECURITIES	15
7.	DIRECTORS AND OFFICERS	16
8.	AUDIT COMMITTEE DISCLOSURE	19
9.	LEGAL PROCEEDINGS	21
10.	TRANSFER AGENT AND REGISTRAR	22
11.	MATERIAL CONTRACTS	22
12.	INTERESTS OF EXPERTS	22
13.	FORWARD-LOOKING STATEMENTS	22
14.	ADDITIONAL INFORMATION	23
APPENDIX A – MANDATE OF THE AUDIT AND FINANCE COMMITTEE		24

This Annual Information Form is dated December 9, 2009 and, except as otherwise indicated, the information contained herein is given as of December 9, 2009.

Unless otherwise indicated, all dollar amounts set forth herein are expressed in U.S. dollars and all financial information set forth herein is prepared in accordance with Canadian generally accepted accounting principles.

Unless otherwise indicated, all references to share prices, trading volumes and per share measures are adjusted, on a retroactive basis, to reflect all stock splits.

In this Annual Information Form, “Gildan”, the “Company” or the words “we”, “our” and “us” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries and joint venture.

The information appearing in the extracts of the documents listed below and specifically referred to in this Annual Information Form is incorporated herein by reference:

  Audited Consolidated Financial Statements as at and for the year ended October 4, 2009 (the “2009 Financial Statements”);

  Management’s Discussion and Analysis for the year ended October 4, 2009 (the “2009 Annual MD&A”); and

  2008 Notice of Annual Meeting of Shareholders and Management Proxy Circular (the “Circular”).

The foregoing documents are available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on the Company’s website at www.gildan.com.

This Annual Information Form contains certain forward-looking statements, which are based on Gildan’s current expectations, estimates, projections and assumptions and were made by Gildan in light of its experience and its perception of historical trends. Results indicated in forward-looking statements may differ materially from the actual results. Please refer to the cautionary statement on pages 22 and 23 of this Annual Information Form for further explanation.

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

On February 2, 2005, we filed Articles of Amendment in order to, among other things, (i) create a new class of common shares (the “Common Shares”), (ii) change each of the issued and outstanding Class A Subordinate Voting shares into one of the newly-created Common Shares, and (iii) remove the Class B Multiple Voting shares and the Class A Subordinate Voting shares as well as the rights, privileges, restrictions and conditions attaching thereto.

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

1.2

Intercorporate Relationships

The following table indicates our principal subsidiaries, their jurisdiction of incorporation and the percentage of voting securities that we beneficially own or over which we exercise direct or indirect control:

		Percentage of Voting Securities or
		Partnership Interests that Gildan
Subsidiary	Jurisdiction of Incorporation	held as at
		December 9, 2009
Gildan Activewear SRL	Barbados	100%
Gildan USA Inc.	Delaware	100%
Gildan Choloma Textiles, S. de R.L.	Honduras	100%
Gildan Activewear Dominican Republic Textile Company Inc.	Barbados	100%
Gildan Activewear Honduras Textiles Company, S. de R.L.	Honduras	100%
Gildan Honduras Hosiery Factory, S. de R.L.	Honduras	100%
Gildan Activewear Properties (Dominican Republic) Inc.	Barbados	100%
Gildan Activewear (Eden) Inc.	North Carolina	100%
Gildan Activewear (UK) Limited	United Kingdom	100%
V.I. Prewett & Son, Inc.	Alabama	100%

The subsidiaries that have been omitted do not represent individually more than 10% of the consolidated assets and 10% of the consolidated sales and operating revenues of Gildan, or in the aggregate more than 20% of the total consolidated assets and the consolidated sales and operating revenues as at and for the year ended October 4, 2009.

2.

GENERAL DEVELOPMENT OF THE BUSINESS

The following section describes how our business has evolved in the last three completed financial years and lists key events that have influenced the development of our business.

2.1

Recent Developments

Acquisition of New Distribution Centre

On November 17, 2009, the Company completed the acquisition of a state-of-the-art distribution centre and office building in Charleston, South Carolina, for approximately $20 million. This facility will be utilized to support the Company’s retail strategy, and is also expected to generate cost reductions and efficiencies as a result of consolidating existing distribution capacity.

New Retail Programs for Fiscal 2010

The Company has continued to build on the successful performance of its private label sock programs and has been awarded a major strategic underwear program as well as a smaller underwear program and three further sock programs, which are all expected to begin shipment in the second quarter of fiscal 2010. The Company is currently in active discussions to secure further opportunities with mass retailers for new programs during fiscal 2010. The annualized full year incremental sales revenue from the additional new mass-market retail programs already obtained by the Company in fiscal 2010 is currently estimated to be approximately U.S. $70 million. In addition, the Company is continuing to achieve further penetration with its Gildan branded products in regional retail chains.

2.2

Developments in Fiscal 2009

Economic Environment

  During fiscal 2009, the severe downturn in the overall economic environment resulted in a dramatic curtailment of consumer and corporate spending which negatively impacted demand for our products in the U.S. and other international screenprint markets, and also resulted in significant inventory destocking at the U.S. distributor level. Weaker demand and customer inventory reductions also occurred in the mass-market retail channel.

  During fiscal 2009, we took a number of steps in response to the downturn in the economy, in order to prudently manage our receivables, inventory levels and capital expenditures. We experienced a significantly higher than usual build-up of activewear inventories in the first half of fiscal 2009 due to the decline in our sales combined with the reduction of inventories at the customer level. As a result, we took production downtime at most of our production facilities in order to better align our inventory levels with projected sales demand. We also achieved significant reductions in our sock inventories, as planned, due in part to improved supply chain efficiencies. We managed our credit risk cautiously, as we balanced short-term market share considerations in relation to increased customer credit exposure, including carefully managing our customer accounts and promotional programs, such as our decision not to replenish our largest wholesale distributor during the second quarter of fiscal 2009 as it underwent a process to restructure its debt financing. In addition, we reduced the use of extended payment terms that we typically offer for certain seasonal products in the second half of our fiscal year. The Company decided to proceed cautiously on capacity expansion projects previously announced and delayed the completion of its Rio Nance 4 sock facility and deferred the construction of its third activewear facility (Rio Nance 5) in Honduras until the economic outlook in support of further major capacity expansion became clearer.

  The Company is currently planning for fiscal 2010 on the basis of the continuation of weak macro economic conditions.

Growth Strategy

  In spite of the challenging economic environment in fiscal 2009, we continued to increase our leading market share in all of the product categories in which we compete in the U.S. wholesale distributor channel and increased our sales in international and other screenprint markets, particularly in Western Europe, the U.K., Asia/Pacific and Mexico.

  For the first nine months of calendar 2009, we increased our overall market share in the U.S. screenprint channel to 56.6%. In calendar 2008, our overall market share in this channel was 51.9%.

Manufacturing and Distribution Cost Reductions

  During fiscal 2009 we continued to consolidate our manufacturing operations in our manufacturing hub in Central America as we transitioned our U.S. sock finishing operations, which were purchased as part of the V.I. Prewett & Son, Inc. (“Prewett”) acquisition, to a leased sock finishing facility in Honduras.

  During fiscal 2010 the Company expects to complete its second sock manufacturing facility in Honduras, Rio Nance 4, which was delayed during fiscal 2009, as a result of the weak economic environment, as discussed under the heading “Economic Environment”. The facility is expected to begin operations by the end of fiscal 2010. During this fiscal year we started to construct a biomass steam generation system in the Dominican Republic which is expected to contribute to the reduction of our energy consumption and related costs. The facility is expected to be operational by February 2010.

  In early fiscal 2009 we were granted a business license by the Chinese government to operate as Gildan (China) Trading Co., Ltd. This corporation has been established to import and sell Gildan products to customers in mainland China. In fiscal 2009, we moved our distribution activities from Shenzhen, China to a new distribution centre in China near Shanghai to better service the initial customer base predominantly located in the Northern provinces of China. Gildan is focusing on building its brand in both the retail and screenprint channels in China.

Tax

  In the third quarter of fiscal 2009 the Canada Revenue Agency (“CRA”) completed its audit of the 2004, 2005 and 2006 taxation years and there were no significant adjustments to the Company’s income tax returns.

2.3

Developments in Fiscal 2008

Acquisition of U.S. Sock Manufacturer

  On October 15, 2007, we acquired 100% of the common shares of Prewett, a large U.S. supplier of basic family socks to U.S. mass-market and regional retailers. Prewett’s corporate headquarters are located in Fort Payne, Alabama. The aggregate purchase price was $128 million, which was comprised of cash consideration of $125.3 million, a deferred payment of $1.2 million disbursed in fiscal 2009 and transaction costs of $1.5 million. The purchase agreement provided for an additional purchase consideration of up to $10 million contingent on specified future events, which was paid into escrow by the Company. The purchase price was paid in cash at closing and was financed out of our revolving long-term credit facility. With this acquisition, we are now one of the leading suppliers of socks in the U.S. mass-market retail channel.

Growth Strategy

  We continued to achieve market share gains in the U.S. screenprint market.

  We also made progress in our plans to penetrate the U.S. mass retail market for high-volume, basic, frequently replenished, non-fashion family apparel. Our acquisition of Prewett further strengthened our positioning as a supplier of socks for the retail channel.

  During fiscal 2008, we began shipments under our first underwear program with a U.S. national mass-market retailer.

Tax

  The CRA completed its audit of our income tax returns for our 2000, 2001, 2002 and 2003 fiscal years, the scope of which included a review of transfer pricing and the allocation of income between the Company’s Canadian legal entity and its foreign subsidiaries. On December 10, 2008, the Company reached a final agreement with the CRA which resulted in a tax reassessment related to the restructuring of our international wholesale business and the related transfer of our assets to our Barbados subsidiary, which occurred in fiscal 1999. The terms of the agreement were accounted for in the fourth quarter of fiscal 2008 through a charge to income tax expense of $26.9 million, including a provision for provincial taxes, and a reclassification of $17.3 million of future income tax liabilities to income taxes payable. There were no penalties assessed as part of the agreement and there were no other significant income tax adjustments to reported taxable income for the years under audit.

Manufacturing Operations

  In fiscal 2008, we completed the ramp up of our second activewear facility and of our integrated sock manufacturing facility, both located in Rio Nance, Honduras.

Distribution

  In connection with our acquisition of Prewett in fiscal 2008, two Prewett facilities, located in Fort Payne, Alabama, were added to our distribution network. These two Prewett facilities also service our sock distribution in the retail channel.

  In May 2008, the Company announced its intention to build a new distribution centre in Honduras to support our growth, handle value-added labour intensive activities for mass-market retail customers and to support direct shipments to some of our markets.

Corporate Office

  In fiscal 2008, we moved our corporate head office to leased premises located in Montreal, Québec.

2.4

Developments in Fiscal 2007

Growth Strategy

  We continued to achieve market share gains in the U.S. screenprint market.

  We also made progress in our plans to penetrate the U.S. mass retail market for high-volume, basic, frequently replenished, non-fashion family apparel. Our acquisition of Kentucky Derby Hosiery Co., Inc. (“Kentucky Derby”) in fiscal 2006 provided us with enhanced distribution to major U.S. mass-market retailers, and permitted us to achieve our first national branded sock program for men’s and boys’ socks with a U.S. national retailer.

  We began shipments of a major private label sock program to a U.S. national mass-market retailer.

Manufacturing Operations

  We announced the restructuring of our Canadian and U.S. manufacturing operations, which included the closure of our two remaining textile facilities in Montreal and our cutting facility in Bombay, New York, and announced the closure of two sock facilities in Mount Airy, North Carolina. We also announced the closure of our two sewing facilities in Mexico, which had been supplied with fabric from our Canadian textile operations.

  We began production at a new integrated manufacturing facility in Rio Nance, Honduras for the large- scale production of socks, and announced plans for a second sock facility in Honduras to support our projected continuing growth in sales.

  We also began production at our second large-scale integrated textile manufacturing facility for the production of activewear in Rio Nance, Honduras.

Distribution

  We completed the consolidation of Kentucky Derby’s distribution facilities into our retail distribution centre located in Martinsville, Virginia.

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

FLA Accreditation

  In June 2007, the Fair Labor Association (the “FLA”), a leading labour rights organization, accorded us accreditation status on our labour compliance program following an extensive three-year review of our compliance with its workplace code of conduct requirements. We became the first vertically-integrated manufacturer of basic activewear apparel to receive this accreditation, which is the FLA’s most advanced recognition of a company’s labour compliance program.

3.

DESCRIPTION OF THE BUSINESS

3.1

Business Overview

We are a marketer and vertically-integrated globally cost-competitive manufacturer of basic, non-fashion apparel products for customers requiring an efficient supply chain and consistent product quality for high-volume replenishment programs. We sell activewear products to screenprint markets in North America, Europe and other international markets. Gildan is the leading supplier of activewear for the screenprint channel in the U.S. and Canada, and also a leading supplier for this market in Europe and Mexico. We sell socks and underwear, in addition to our activewear products, to mass market and regional retailers in North America. In the U.S. mass-market retail channel, Gildan is one of the leading suppliers of socks. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.

The Company’s net sales for fiscal 2009 reached $1,038.3 million.

Strategy and Objectives

Our growth strategy comprises the following initiatives:

1.	Maximize screenprint market penetration and opportunities

While we have achieved a leadership position in the screenprint channel in the U.S. and in Canada, we believe we can continue to further solidify our position in the North American screenprint channel and expand our presence in international screenprint markets. In recent years, we have further developed our integrated manufacturing hubs in Central America and the Caribbean Basin, which we expect will allow us to allocate capacity to service product categories and geographical locations where our growth was previously constrained by capacity availability. We are currently planning to invest further in capacity expansions within our existing manufacturing hubs.

U.S. Screenprint Market

During fiscal 2009, we further increased our leading market share position in the U.S. screenprint channel in all of our product categories as reported in the S.T.A.R.S. report produced by ACNielsen Market Decisions. Our overall total market share in this channel increased to 56.6% for the nine months ended September 30, 2009 compared to 51.9% for the same period last year. We intend to continue gaining market share in all of the product categories that we serve within the U.S. screenprint channel, namely T-shirts, sport shirts and fleece, through our continued focus on delivering consistent high quality products, reliable customer service and competitive pricing. In addition, the introduction of new products such as softer T-shirts and sport shirts made of ring-spun cotton and new styles tailored for women, should enable us to further increase our market share by serving certain niches of the screenprint channel in which we previously did not participate. We also intend to grow our private label activewear business to provide undecorated products to large branded apparel companies and retailers which sell imprinted activewear and are currently not supplied by our existing U.S. wholesale distributors.

International Markets

We expect to pursue further market penetration primarily within our existing screenprint channels in Europe, Mexico and the Asia/Pacific region. We continue to seek opportunities for growth in Europe, having expanded our product-lines, including the introduction of ring-spun cotton activewear products. In Mexico, we intend to grow our presence in the screenprint channel by building on the sales and distribution infrastructure that we have recently established in the country. In addition, in fiscal 2007, we began selling our products in Japan in both the screenprint and retail channels and during fiscal 2008, we established a sales office in China to position Gildan to service both the screenprint and retail channels in that country. The Company is continuing to evaluate opportunities to further develop its presence in its target markets in China.

2.	Leverage our successful business model to further penetrate the mass-market retail channel

The acquisitions of Kentucky Derby in fiscal 2006 and of Prewett at the beginning of fiscal 2008, combined with the addition of new branded and private label sock programs, have positioned us as a leading supplier of basic family socks in the U.S. mass-market retail channel. We have begun to build on our significant market position in socks to establish a significant presence in the mass-market retail channel with our activewear and underwear product lines. We are leveraging our existing core competencies, successful business model and competitive strengths. Our value proposition in the retail channel as in the screenprint channel combines consistent quality, competitive pricing and fast and flexible replenishment, due to our geographical proximity to our markets, as well as our leadership in corporate social responsibility and environmental sustainability. During fiscal 2009, we strengthened our position with mass-market retailers by positioning ourselves as a strategic private label supplier to mass retailers seeking to consolidate their supply chain with fewer, larger manufacturers.

We have continued to build on the successful performance of our private label sock programs and have been awarded a major strategic underwear program as well as a smaller underwear program and three further sock programs, which are all expected to begin shipment in the second quarter of fiscal 2010. We are currently in active discussions to secure further opportunities with mass retailers for new programs during fiscal 2010. The annualized full year incremental sales revenue from the additional new mass market retail programs already obtained by the Company in fiscal 2010 is currently estimated to be approximately $70 million.

We have also pursued a strategy of selling our products with the Gildan brand to regional retailers. During fiscal 2009, we continued to further penetrate this channel by adding to our customer base and expanding Gildan branded products with regional retailer chains. We currently sell Gildan branded products in more than 1,700 retail stores.

3.	Continue to generate manufacturing and distribution cost reductions

We seek to continuously improve our manufacturing and distribution processes and cost structure by developing and investing in cost-reduction initiatives. In addition to our continuing consolidation of our manufacturing operations in our Central American and Caribbean Basin hubs, we are implementing other cost reduction initiatives which include, among others, our plans to install biomass facilities as an alternate source of natural renewable energy in order to reduce our reliance on high-cost fossil fuels and further reduce our environmental footprint. We are also planning to achieve further efficiencies in operating our distribution activities.

During fiscal 2009, we continued to consolidate our manufacturing operations in our manufacturing hub in Central America as we transitioned our U.S. sock finishing operations, which were purchased as part of the Prewett acquisition, to sock finishing facilities in Honduras. During fiscal 2010, the Company plans to complete the construction of Rio Nance 4, its second sock manufacturing facility in Honduras and begin operating the facility during fiscal 2010.

During fiscal 2009, we began construction of a biomass steam generation system in the Dominican Republic, which is expected to contribute to the reduction of our energy consumption and related costs. The biomass steam generation system is expected to be operational by February 2010. Our current plans for fiscal 2010 also include the initiation of similar biomass steam generation projects at our sock manufacturing facilities in Honduras. We are also planning to implement similar systems for our two textile facilities in Honduras in the future.

In November 2009, we completed the acquisition of a state-of-the-art distribution centre and office building in Charleston, South Carolina. This facility will be utilized to support our retail growth strategy and is also expected to generate cost reductions and improved efficiencies as a result of consolidating existing distribution capacity. Furthermore, we plan to build a new distribution centre in Rio Nance, Honduras to handle value-added labour intensive activities for mass-market retail customers and to support direct shipments to some of our markets.

4.	Re-invest and/or redistribute cash flow

We will evaluate opportunities to reinvest our cash flows generated from operations. Our primary use of cash will continue to be to finance our working capital and capital expenditure requirements to support our organic growth, but at the same time we will be open to evaluating complementary strategic acquisition opportunities which meet our return on investment criteria, based on our risk- adjusted cost of capital.

In addition, we will opportunistically consider share repurchases if management and the Board at any time believe that our shares are undervalued, and we also intend, as we have done periodically in the past, to discuss with our Board the possible introduction of a dividend.

Our Products and Markets
We have built our core business by manufacturing and selling activewear products through wholesale distributors servicing the screenprint market. Today we sell activewear products to this channel in North America, Europe and other international markets. In more recent years we made our entry into the North American retail channel, with the addition of socks and underwear to our activewear product-line for sale to large mass-market and regional retailers. In fiscal 2006 we acquired Kentucky Derby and in the first quarter of fiscal 2008 we acquired Prewett, two U.S.-based sock manufacturers of basic family socks which provided us with enhanced distribution to major U.S. mass-market retailers.

Our activewear products, namely T-shirts, fleece and sport shirts under the Gildan brand, are sold in large quantities to wholesale distributors as undecorated “blanks”, which are subsequently sold to screenprinters and embroiderers who decorate the products with designs and logos. Screenprinters then sell the imprinted activewear to a highly diversified range of end-use markets, including educational institutions, athletic dealers, event merchandisers, promotional product distributors, charity organizations, entertainment promoters, and travel and tourism venues. Our activewear products are used in a variety of daily activities by individuals, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity. We are also growing our private label activewear business to provide undecorated products to large branded apparel companies and retailers which sell imprinted activewear and are currently not supplied by our existing U.S. wholesale distributors. In the North American mass-market and regional retailer channel, we sell a variety of styles of socks, and men’s and boys’ underwear, in addition to our undecorated activewear products, under various retailer private labels and under the Gildan brand.

All of our products are made of 100% cotton or of blends of cotton and synthetic fibres. Our products are characterized by low-fashion risk compared to other apparel categories since these products are basic, frequently replenished, and since logos and designs for the screenprint market are not imprinted or embroidered by Gildan. Our value proposition combines consistent quality, competitive pricing and fast and flexible replenishment, due to our geographical proximity to our markets, as well as our leadership in corporate social responsibility and environmental sustainability. As a vertically-integrated manufacturer, Gildan is able to provide premium products to customers in a broad range of sizes, colours and styles with enhanced product features, such as pre-shrunk fabrics, and a selection of fabric weights, blends and construction. Innovations in the manufacturing process of our activewear products have allowed us to ensure colour/shade consistency and high performance of the garments. In addition, innovations in the sock manufacturing process, such as higher needle count machines and seamless toe closing operations have allowed Gildan to deliver enhanced sock product features at lower prices, further improving the value proposition of our activewear and sock products to our customers.

Activewear and underwear represented 77% of our sales in both fiscal 2009 and fiscal 2008. Socks represented 23% of our sales in both fiscal 2009 and fiscal 2008.

Competitive Environment
The apparel market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated offshore manufacturing hubs which allows us to offer competitive pricing, consistent product quality, and a supply chain which efficiently services replenishment programs with short production/delivery cycle times. Our investments and commitment to our corporate social responsibility programs are also increasingly becoming important factors for our customers. We are focused on providing a more socially and environmentally responsible supply chain for our customers by employing progressive hiring and employment practices in good working conditions, minimizing our environmental footprint and contributing to communities in the countries in which we operate.

Gildan is the leading supplier of activewear products for the screenprint channel in the U.S. and Canada, and also a leading supplier for this market in Europe and Mexico. In the U.S. mass-market retail channel Gildan is one of the leading suppliers of socks. Our primary competitors in North America are the major manufacturers for the screenprint and retail channels, such as Hanesbrands Inc., Berkshire Hathaway Inc. through its subsidiaries Fruit of the Loom, Inc. and Russell Corporation, and smaller U.S.-based manufacturers, including Anvil Knitwear Inc. We also compete with Alstyle Apparel, a division of Ennis Corp., and Delta Apparel Inc. The competition in the European screenprint channel is similar to that in North America, as we compete primarily with the European divisions of the major U.S.-based manufacturers mentioned above. We also face the threat of increasing global competition. In Europe, we also have large competitors that do not have integrated manufacturing operations and source products from suppliers in Asia. In addition, many of Gildan’s U.S. competitors servicing the retail apparel industry currently source products from Asia.

Customers
In fiscal 2009, we sold our products in the United States, Canada and Europe and other international markets, which accounted for 91%, 3% and 6% of total sales, respectively. For a breakdown of our total sales by geographic market for each of the last three financial years, reference is made to Note 21 to the 2009 Financial Statements, which note is incorporated herein by reference. Our customer base is composed of a relatively small number of significant customers. We currently sell our products to approximately 200 customers. In fiscal 2009, our largest customer accounted for 18.6% of our total sales, and our top ten customers accounted for 67.8% of our total sales in the retail and screenprint channels.

The large majority of total sales in fiscal 2009 continued to be made in the screenprint channel through our wholesale distributors. Although we have long-term ongoing relationships with many of our customers, our contracts with our customers do not require them to purchase a minimum quantity of our products. Instead, we assess their projected requirements and then plan our production and marketing strategy accordingly.

Our Facilities
Textile and Sock Manufacturing
To support our sales in the various markets, we have built modern manufacturing facilities located in Central America and the Caribbean Basin where we manufacture T-shirts, fleece, sport shirts, socks and underwear. Our largest manufacturing hub in Central America includes our first vertically-integrated knitting, bleaching, dyeing, finishing and cutting textile facility (Rio Nance 1) to produce activewear fabric and, more recently, underwear fabric. This facility, located in Rio Nance, Honduras, became operational in fiscal 2002. During fiscal 2007, we expanded our operations in Rio Nance to include a new integrated textile facility for the production of activewear fabric (Rio Nance 2) and a new integrated sock manufacturing facility (Rio Nance 3). We have also established a vertically-integrated Caribbean Basin manufacturing hub with a textile facility for the production of activewear fabric in Bella Vista, Dominican Republic, which became operational in fiscal 2005. The Company is also planning further textile capacity expansion in its existing manufacturing hubs in the Dominican Republic and Central America.

In addition to our integrated sock manufacturing facility located in our Central America hub, we operate U.S. sock knitting facilities in Fort Payne, Alabama, purchased as part of the Prewett acquisition in fiscal 2008. During fiscal 2009, we transitioned our U.S. sock finishing operations, which were purchased as part of the Prewett acquisition, to leased sock finishing facilities in Honduras. During fiscal 2010, the Company plans to complete the construction of a second sock manufacturing facility (Rio Nance 4) in Rio Nance, which is expected to begin operations by the end of fiscal 2010. Rio Nance 4 will serve to further consolidate the sock finishing operations and to support our future sales growth in this product category.

Sewing Facilities
Our sewing facilities for activewear and underwear are strategically located in close proximity to our textile manufacturing facilities. We operate sewing facilities in Honduras and Nicaragua to support our textile manufacturing hub in Central America. To support our vertically-integrated production in the Dominican Republic, we utilize third-party contractors in Haiti, and we have established a new sewing facility in the Dominican Republic, which began operating during the second quarter of fiscal 2009.

Yarn-Spinning
CanAm Yarns, LLC (CanAm), our joint-venture company with Frontier Spinning Mills, Inc. (Frontier), operates yarn-spinning facilities in Georgia and North Carolina. CanAm’s yarn-spinning operations, together with supply agreements currently in place with Frontier and other third-party yarn providers, serve to meet our yarn requirements.

Sales, Marketing and Distribution
Our global sales and marketing office, which employs approximately 145 full-time employees, is located in St. Michael, Barbados and is responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and inventory control and logistics. The Company also employs a sales group in the U.S. to service its retail customers.

We distribute our activewear products for the screenprint channel primarily out of our distribution centre in Eden, North Carolina, and also use third-party warehouses in the western United States, Canada, Mexico, Europe and Asia to service our customers in these markets. Shipments are also made directly from our third party contractors in Haiti and from our facilities in Honduras. To service the mass-market retail channel, we operate a distribution centre in Martinsville, Virginia. In addition, with our acquisition of Prewett in fiscal 2008, we have two distribution facilities in Fort Payne, Alabama. On November 17, 2009, the Company completed the acquisition of a state-of-the-art distribution centre and office building in Charleston, South Carolina, for approximately $20 million. This facility will be utilized to support the Company’s retail strategy, and is also expected to generate cost reductions and efficiencies as a result of consolidating existing distribution capacity.

Raw Materials
Cotton and polyester fibres are the main raw materials used in the manufacturing of our products. Cotton is used in the manufacturing of 100% cotton yarn, while polyester is added in the manufacturing of cotton-polyester blend yarn. Polyester pricing is negotiated on an annual basis, while cotton fibre is typically purchased for future delivery at pre-determined prices under contracts as deemed appropriate by management.

During fiscal 2009, most of our yarn requirements for the production of our product-lines were met by our long-term supply agreements with third-party suppliers, as well as by our jointly owned CanAm yarn-spinning facilities in Cedartown, Georgia and Clarkton, North Carolina. We expect that most of our yarn requirements will continue to be met by these sources.

The two primary sources of energy consumed in our manufacturing facilities are electricity, which is used to power production equipment, and bunker fuel, which is used to generate steam required in the production process. The electricity requirements at our two main production complexes are provided by a public utility in Honduras and from a private supplier in the Dominican Republic. Electricity rates are variable and are in part related to underlying oil prices. The bunker fuel used in our operations is supplied from local third-party suppliers, and the pricing is highly dependant on international market prices for bunker fuel. During this fiscal year we began construction of a biomass steam generation system in the Dominican Republic, which is expected to contribute to the reduction of our energy consumption and related costs. The facility is expected to be operational by February 2010. Our current plans for fiscal 2010 also include the initiation of similar biomass steam generation projects at our sock manufacturing facilities in Honduras. We are also planning to implement similar systems for our two textile facilities in Honduras in the future.

We also purchase chemicals, dyestuffs and trims through a variety of suppliers. These products have historically been available in sufficient supply.

Management Information Systems
Our Enterprise Resource Planning (“ERP”) system supports the majority of our operations in the areas of finance, manufacturing and customer service. This system is centralized and is accessed from all of our locations through secure networks. Our ERP system is linked to servers supporting both local processes and specialized applications, including payroll and distribution. We continue to leverage our existing ERP system by adding new functionality in the areas of supply chain planning, demand forecasting and business intelligence. Due to our increasing dependence on the availability of our computer systems to support our operations, we plan to continue, in fiscal 2010, to implement initiatives to enhance our information technology (“IT”) processes and infrastructure based on the Information Technology Infrastructure Library, a framework of best practices approaches intended to facilitate the delivery of high quality IT services.

Seasonality and Other Factors Affecting the Variability of Results
Our results of operations for interim periods and for full fiscal years are impacted by the variability of certain factors, including, but not limited to changes in end-use demand and customer demand, including our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Typically, demand for our T-shirts is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season, and lowest in the first quarter of each fiscal year. Demand for fleece is typically highest, in advance of the Fall and Winter seasons, in the third and fourth quarters of each fiscal year. For our sock products, demand is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the cooler weather and the need to support requirements for the back-to-school period and the holiday season. Historically, we have operated our mature facilities at full capacity throughout the year in order to be cost efficient. Consequently, with the seasonal sales trends of our business, we experience fluctuations in our inventory levels throughout the year, in particular a buildup of inventory levels in the first half of the year. In the last three quarters of fiscal 2009, we took some production downtime in order to align our inventory levels with sales demand, in the context of the weak economic conditions during the fiscal year.

Our results are also impacted by the fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products. We also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers, at prices that are correlated with the price of cotton and polyester fibres. Cotton prices, which directly affect the cost of the cotton fibres we purchase, are affected by weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable. While we enter into contracts in advance of delivery to establish firm prices for cotton and cotton yarn, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Our results of operations are also affected by fluctuations in crude oil and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs and trims.

Management decisions to consolidate or reorganize operations, including closing facilities, may also result in significant restructuring and other charges in an interim or annual period. In addition, the effect of asset writedowns, including provisions for bad debts and slow moving inventories, can affect the variability of our results.

Trade Regulation
As a multinational corporation, we are exposed to international trade legislation and bilateral trade agreements in the countries in which we operate and source products. Although the textile and apparel industries of developed countries such as Canada, the United States and the European communities have historically received a relatively higher degree of trade protection than other industries, trade liberalization has diminished this protection in recent years. In order to remain globally competitive, we have situated our manufacturing facilities in strategic locations to leverage the benefits of the trade liberalization climate. Furthermore, management continuously monitors new developments and risks relating to duties, tariffs and quotas in our approach to global manufacturing and sourcing and makes adjustments as needed.

The United States, Canada, and Mexico have implemented several free trade agreements and trade preference programs to enhance trade with their trading partners. There exist a number of regional trade agreements and preference programs, such as the Caribbean Basin Trade Partnership Act, the Dominican Republic-Central America-United States Free Trade Agreement (“CAFTA-DR”) and the Haitian Hemispheric Opportunity through Partnership Encouragement Act (“HOPE”), which allow qualifying textiles and apparel from participating countries duty-free access to certain developed countries’ markets.

The United States adopted two of the newest programs, CAFTA-DR and HOPE (as amended by HOPE II legislation in 2008), to strengthen and develop U.S. economic relations with Central America, the Dominican Republic and Haiti. Most trade agreements, such as CAFTA-DR, provide for the application of safeguards in the form of reinstatement of normal duties if increased imports cause or threaten to cause substantial injury to a domestic industry. In 2008, the United States imposed such a safeguard under CAFTA-DR against socks imported from Honduras. The safeguard was in the form of a 5% duty on socks imported from Honduras from July through December 2008, which affected our imports of socks from our integrated Honduran sock facility. The socks safeguard is no longer in effect, and the United States has agreed with Honduras not to extend or reimpose the socks safeguard beyond 2008. Under the provisions of the CAFTA-DR agreement, a safeguard, upon expiration, cannot be renewed.

Proposed legislation in the U.S. Congress would, if adopted, extend duty-free treatment to qualifying apparel imported from lesser developed countries, including Bangladesh and Cambodia, extend duty-free or reduced duty treatment to certain qualifying apparel imported from the Philippines, and extend duty-free treatment to certain apparel manufactured in “reconstruction opportunity zones” in Afghanistan and Pakistan. Any of these proposals could negatively affect our competitive position in the United States. Furthermore, U.S. domestic industry groups have threatened to seek “section 337” trade remedies against apparel imports from China under the terms of the U.S.-China WTO accession agreement, which could result in higher duty rates or tariff rate quotas for Chinese apparel and improve our competitive position in affected product classifications. The likelihood that any of these measures will be adopted and the extent of their impact on our business cannot be determined with certainty.

Imports into the Mexican market may qualify for trade preferences from various free trade agreements such as the Mexico-Nicaragua Free Trade Agreement, and the Mexico-Northern Triangle Regional Trade Agreement, which includes El Salvador, Guatemala and Honduras as member countries. In addition to free trade arrangements among the individual countries within the European Union, the European Union also has preferential trade agreements with other European countries and with countries outside of Europe, such as the free trade agreement between the European Union and Mexico. Furthermore, the European Union also enacted a Generalized System of Preferences (“GSP”) and the Africa-Caribbean-Pacific programs that allow duty-free and quota-free entry into the European Union of qualifying articles, including apparel, from developing countries and least developed countries such as Honduras, Nicaragua and Haiti. However, discussions are ongoing at the European Union level regarding the reform of certain of the GSP rules of origin.

U.S. safeguards imposing quotas on annual imports of certain categories of Chinese originating textiles and apparel expired at the end of 2008, although ordinary import duties remain in effect.

Product Safety Regulation
We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008, to the Flammable Fabrics Act, and to the rules and regulations promulgated pursuant to such statutes. Although enforcement of certain requirements is currently stayed, these laws and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children’s products, and for phthalate content in children’s sleepwear. Such laws provide for substantial penalties for non-compliance.

In Canada, we are subject to similar laws and regulations, the most significant of which is the Hazardous Products Act. In the European Union, we are also subject to product safety regulations, the most significant of which are imposed pursuant to the General Product Safety Directive. We are also subject to similar laws and regulations in the other jurisdictions in which our products are sold.

We believe that we are in compliance in all material respects with applicable product safety laws and regulations in the jurisdictions in which we operate.

Intellectual Property
We own several registered trademarks including, among others, the “Gildan” trademark in Canada and the United States and “Gildan Activewear” in Canada and many countries in Europe, Central America, South America and Asia, as well as in Australia. Applications for the registration of the “Gildan” trademark are also pending in certain countries. We have and intend to continue to maintain our trademarks and the relevant registrations, and will actively pursue the registration of trademarks in Canada, the United States and abroad.

Environmental Regulation
We are subject to various federal, state and local environmental laws and regulations in the jurisdictions in which we operate concerning, among other things, wastewater discharges, storm water flows, and solid waste disposal. Our manufacturing plants generate small quantities of hazardous waste, which are either recycled or disposed of off-site. As part of our Corporate Environmental Policy, we monitor, control and manage environmental issues through policies including, but not limited to, the recycling and creation of measures for waste prevention, minimization, recovery and treatment at all stages of the production cycle including the off-site disposal of any hazardous waste. We believe that we are in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located.

In line with our commitment to the environment as well as to the health and safety of our employees we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. For fiscal 2009, the requirements with regard to environmental protection did not have a significant financial or operational impact on the Company's capital expenditures, earnings and competitive position. Although we do not expect that the amount of these expenditures in the future will have a material adverse effect on our operations, financial condition or liquidity, there can be no assurance that future changes in federal, state, or local regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures or manufacturing interruption that could have a material adverse effect on our business. Similarly, the extent of our liability, if any, for past failures to comply with laws, regulations and permits applicable to our operations cannot be reasonably determined.

Labour Practices
We seek to provide favourable working conditions for all employees. We have implemented internal and external monitoring programs that permit us to verify compliance with local labour laws, as well as with internationally recognized labour standards. In addition to having our own Code of Conduct, which is available on our website at www.gildan.com, we have obtained Worldwide Responsible Apparel Production (“WRAP”) re-certification for all our Gildan-owned sewing facilities, with the exception of a new facility in San Miguel, Honduras, which is the result of a consolidation of three previously WRAP certified Gildan-owned facilities that is now required to obtain a new certification. Three quarters of the facilities of our sewing contractors located in Haiti are also WRAP certified. All of our third-party sewing contractors are contractually required to follow prescribed employment policies as well as our Code of Conduct.

In November 2003, we joined the FLA as a “Participating Company”. The FLA is internationally recognized and respected as a non-profit organization whose goal is to promote adherence to international labour standards and to improve working conditions for employees worldwide. In fiscal 2007, the FLA accorded accreditation status to our labour compliance program.

Until 2007, the majority of our social compliance monitoring was performed by external third-party auditors. In fiscal 2007, we successfully began internal monitoring audits that complement these external independent audits. Independent third party monitors also regularly audit our plants, announced or unannounced. During fiscal 2008 and 2009, 107 audits were performed in our facilities and those of our third-party contractors. Over 30% of these audits were carried out by third-party auditors, half of which were mandated by our customers.

3.2

Risk Factors

Please see the “Financial Risk Management” and the “Risks and Uncertainties” sections of our 2009 Annual MD&A beginning on page 21 and page 32, respectively, which are incorporated herein by reference.

3.3

Employees

As at October 4, 2009, we employed 19,532 full-time employees worldwide. We consider our relations with our employees to be good and, as of the date hereof, we have not experienced any work stoppages that have had a material impact on our operations.

4.

DIVIDEND POLICY

We do not currently, and have not in the past three years, paid dividends because we have chosen to retain all of our earnings to maximize our financing capacity to develop and expand our business. The Board of Directors periodically reviews the Company’s policy towards paying dividends. Although our revolving term credit facility requires compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the future payment of dividends.

5.

CAPITAL STRUCTURE

First Preferred Shares

Issuance in Series

The First Preferred shares are issuable in series and the Board of Directors has the right, from time to time, to fix the number of, and to determine the designation, rights, privileges, restrictions and conditions attaching to, the First Preferred shares of each series subject to the limitations, if any, set out in the Articles of the Company.

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

Second Preferred Shares

Issuance in Series

The Second Preferred shares are issuable in series and the Board of Directors has the right, from time to time, to fix the number of, and to determine the designation, rights, privileges, restrictions and conditions attaching to, the Second Preferred shares of each series subject to the limitations, if any, set out in the Articles of the Company.

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

Common Shares

Following the conversion of all of the Company’s Class B Multiple Voting shares into Class A Subordinate Voting shares, the Company’s shareholders approved a special resolution on February 2, 2005 to amend the Company’s Articles in order to change each of the issued and outstanding Class A Subordinate Voting shares into one newly-created Common Share and to remove the Class B Multiple Voting shares and the Class A Subordinate Voting shares.

The Common Shares are subject and subordinate to the rights, privileges, restrictions and conditions attaching to the First Preferred shares and the Second Preferred shares. Each holder of Common Shares shall have the right to receive any dividend declared by the Company and the right to receive the remaining property and assets of the Company on dissolution.

Each holder of Common Shares is entitled to receive notice of and to attend all meetings of shareholders of the Company, except meetings of which only holders of another particular class or series shall have the right to vote. Each Common Share entitles the holder thereof to one vote.

6.

MARKET FOR SECURITIES

The Common Shares are listed on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) under the symbol “GIL”. The Class A Subordinate Voting shares (now the Common Shares), which were issued at an offering price of $0.88 (Cdn$1.29), on a post-split basis, began trading on the TSX, the Montreal Exchange (the “ME”) and the American Stock Exchange (“AMEX”) on June 17, 1998. Prior to that date, there was no public market for the Class A Subordinate Voting shares. We delisted such shares from AMEX on August 31, 1999. On September 1, 1999, the Class A Subordinate Voting shares (now the Common Shares) commenced trading on the NYSE. As a result of a restructuring of Canada’s stock exchanges, which took effect on December 7, 1999, we are no longer listed on the ME.

The table below shows the monthly price range per share and the trading volume of the Common Shares for the fiscal year ended October 4, 2009 on the TSX (in Cdn$) and on the NYSE (in US$).

COMMON SHARES
Toronto Stock Exchange (TSX)				New York Stock Exchange (NYSE)
			Trading				Trading
Month	High	Low	Volume	Month	High	Low	Volume

October 6 to 31, 2008	28.45	21.45	13,038,700	October 6 to 31, 2008	23.65	17.55	26,808,100
November 2008	29.55	20.31	14,274,500	November 2008	25.70	15.75	17,658,300
December 2008	20.94	9.51	23,099,500	December 2008	16.99	7.76	44,911,500
January 2009	15.39	12.37	8,229,400	January 2009	13.00	9.76	24,132,500
February 2009	13.96	8.29	13,397,100	February 2009	11.17	6.64	43,147,700
March 2009	10.71	7.35	14,983,500	March 2009	8.72	5.66	30,949,400
April 2009	16.82	10.00	18,625,200	April 2009	13.61	7.89	39,019,200
May 2009	19.67	12.01	16,902,800	May 2009	17.04	10.36	52,851,200
June 2009	19.33	16.29	9,262,800	June 2009	17.69	14.09	26,732,700
July 2009	18.85	15.18	6,405,600	July 2009	17.28	13.07	13,808,100
August 2009	23.74	17.78	9,360,700	August 2009	22.10	16.60	17,820,100
September 2009	22.94	19.71	14,530,200	September 2009	21.00	18.04	16,787,900
October 1 to 4, 2009	21.16	19.75	700,100	October 1 to 4, 2009	19.74	18.13	922,700

7. DIRECTORS AND OFFICERS

Listed below is certain information about the current directors of Gildan. The directors have served in their respective capacities since their election and/or appointment and will continue to serve until the next annual meeting of shareholders or until a successor is duly elected.

Name and Municipality of Residence	Principal Occupation	Director Since

Robert M. Baylis (2)(3)(4)
Darien, Connecticut, United States	Corporate Director	February 1999

Glenn J. Chamandy
Westmount, Québec, Canada	President and Chief Executive Officer of the Company	May 1984

William D. Anderson(1)(3)
Toronto, Ontario, Canada	Corporate Director	May 2006

George Heller(1)(3)
Toronto, Ontario, Canada	Corporate Director	December 2009

Sheila O’Brien (2)(3)
Calgary, Alberta, Canada	Corporate Director and Business Advisor	June 2005

Pierre Robitaille(1)(2)
St-Lambert, Québec, Canada	Corporate Director and Business Advisor	February 2003

James R. Scarborough(2)(3)
Wolfeboro, New Hampshire, United States	Chairman of Stage Stores, Inc.	December 2009
(specialty department store retailer)

Richard P. Strubel (1)(3)
Chicago, Illinois, United States	Corporate Director	February 1999

Gonzalo F. Valdes-Fauli(1)(2)
Key Biscayne, Florida, United States	Chairman of BroadSpan Capital LLC (investment banking firm)	October 2004

(1)	Member of the Audit and Finance Committee.
(2)	Member of the Corporate Governance Committee.
(3)	Member of the Human Resources and Compensation Committee.
(4)	Chairman of the Board.

Listed below is certain information about the executive officers of Gildan in office as of the date hereof.

Name and Municipality of Residence	Position Held Within the Company and Principal Occupation

Glenn J. Chamandy (1)
Westmount, Québec, Canada	President, Chief Executive Officer and Director

Laurence G. Sellyn (1)
Beaconsfield, Québec, Canada	Executive Vice-President, Chief Financial and Administrative Officer

Michael R. Hoffman
St. James, Barbados	President, Gildan Activewear SRL

Georges Sam Yu Sum (1)
Hampstead, Québec, Canada	Executive Vice-President, Operations

Benito Masi (1)
Laval, Québec, Canada	Executive Vice-President, Manufacturing

Eric R. Lehman(1)	Executive Vice-President, Supply Chain, Information Technology and
Montreal, Québec, Canada	Operational Excellence

(1) Officer of the Company.

Glenn J. Chamandy is one of the founders of the Company and has devoted his business career to leading the development of Gildan into an industry leader. Prior to February 2004, Mr. Chamandy held the position of President and Chief Operating Officer. He was then named President and Co-Chief Executive Officer and, in August 2004, he was appointed to the position of President and Chief Executive Officer.

Robert M. Baylis, Chairman of the Board of the Company, serves as a director of two large corporations, including the New York Life Insurance Company (life insurance provider) and Host Hotels & Resorts, Inc. (luxury hotels and resorts) where he is Lead Director. He is also a trustee and chairman of the executive committee of the Rubin Museum of Art in New York City, a trustee of the Woods Hole Oceanographic Institution and an overseer of the University of Pennsylvania Museum. He was formerly a director of Covance Inc. (drug development), Partner Re Limited (reinsurance), Gryphon Holdings, Inc. (insurance company) and of the Wharton International Forum, an executive education program. Mr. Baylis retired from Credit Suisse First Boston as Vice-Chairman in 1996, after thirty-three years with this investment banking firm and its associated corporations, including a term as the Chairman and Chief Executive Officer of Credit Suisse First Boston (Pacific). Mr. Baylis was educated at Princeton University and Harvard Business School and is a chartered financial analyst.

William D. Anderson has had a career as a business leader in Canada spanning over thirty years. Mr. Anderson joined the Bell Canada organization in 1992, where from 1998 to 2001 he served as Chief Financial Officer of BCE Inc., Canada’s largest telecommunications company. From 2001 to 2005, Mr. Anderson served as President of BCE Ventures (the strategic investment unit of BCE Inc.) and he was previously, from 2001 to 2007, the Chairman and Chief Executive Officer of Bell Canada International Inc. (a subsidiary of BCE that was formed to invest in telecommunications operations outside Canada). Prior to joining the Bell Canada organization, Mr. Anderson was in public practice for nearly twenty years with the accounting firm KPMG, where he was a partner for eleven years. Mr. Anderson also serves on the boards of directors of TransAlta Corporation (power generation and energy marketing firm) and MDS Inc. (global life sciences company). Mr. Anderson was educated at the University of Western Ontario and is a member of the Institute of Chartered Accountants of Ontario.

George Heller has had a career as a business leader in the retail sector that spans over forty years. From 1999 to 2006, Mr. Heller served as President and Chief Executive Officer of the Hudson’s Bay Company, Canada’s largest diversified general merchandise retailer, operating more than 600 retail outlets in Canada under four banners: the Bay, Zellers, Home Outfitters and Fields. Prior to that, Mr. Heller was President and Chief Executive Officer of Zellers, the mass merchandise retailer of the Hudson’s Bay Company and a leading Canadian mass merchandise department store. Mr. Heller has also held a number of other key positions in the retail industry, including as President and Chief Executive Officer of Kmart Canada (discount department stores), President, North America & Europe of Bata Industries Ltd. (international footwear manufacturer) and Executive Vice-President of Woodwards Department Stores (department store chain). Mr. Heller also served as President and Chief Executive Officer of the Victoria Commonwealth Games. He currently serves as President of the Commonwealth Games of Canada Foundation (fundraiser for amateur athletes) and is a member of its board of directors. Mr. Heller also serves on the boards of directors of the Asia Pacific Foundation of Canada (not-for-profit think-tank on Canada’s relations with Asia) and Sport BC (advocate for amateur sports in British Columbia). Mr. Heller has received Honorary Doctorates from Ryerson University and University of Victoria.

Sheila O’Brien, CM is President of Belvedere 1 Investments Ltd., a private investment company, and is also a business advisor and corporate director. She has had a thirty-year career as a senior executive in the oil and gas and petrochemical sectors in the areas of human resources, investor relations and public and government relations. Prior to 2004, Ms. O’Brien was Senior Vice-President, Human Resources, Public Affairs, Investor and Government Relations at NOVA Chemicals Corporation, a producer of commodity plastics and chemicals, where she was the architect of a corporate restructuring practice that was designated a worldwide best practice by Watson Wyatt Consulting Firm. She has also been active on the boards of directors of over thirty public sector and not-for-profit organizations and was awarded the Order of Canada for her community leadership in 1998. Ms. O’Brien also serves on the boards of directors of MaRS (Medical and Related Sciences) (biotechnology accelerator), Advantage Energy Income Fund (oil and gas royalty trust) and Skye Resources Inc. (nickel mining company), which merged with Hudbay Minerals in August 2008. In addition to her corporate career, she has acted as a special advisor to the president at the University of Calgary. She is a graduate of the MTC program at the University of Western Ontario and completed a one-year sabbatical on creativity and innovation at various U.S. schools in 1990.

Pierre Robitaille is a business advisor and a corporate director. Mr. Robitaille previously pursued his career at SNC-Lavalin Group Inc., a global engineering-construction firm, where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than twenty years with the public accounting and management consulting firm of Ernst & Whinney, where he held the positions of Managing Partner of the Montreal office, President of the firm in Québec, and member of its national board of directors. Mr. Robitaille also serves on the boards of directors of Nav Canada (civil air navigation services provider), Swiss Re Holdings (Canada) Inc. and Swiss Re Life & Health Co. Canada (reinsurance companies). Mr. Robitaille is a Fellow member of the Québec Order of Chartered Accountants. He was educated at HEC-Montreal and McGill Business School.

James R. Scarborough is the Chairman of the Board of Stage Stores, Inc., a U.S.-based specialty department store retailer that operates over 730 department stores in thirty-eight states under four banners: Bealls, Palais Royal, Peebles and Stage. Mr. Scarborough has had a career as a business leader in the retail sector that spans over thirty-five years. Mr. Scarborough joined Stage Stores in 2000 as President and Chief Executive Officer, and held this position until his retirement in 2008. Mr. Scarborough previously held other senior positions in the retail sector, including President and Chief Executive Officer of Busy Body, Inc. (a fitness equipment distributor) and Seattle Lighting Fixtures Co. (a supplier of lighting fixtures to the homebuilder and retail markets) as well as President and Chief Operating Officer of Enstar Specialty Retail, Inc. (a footwear and women’s apparel retailer) and its subsidiary AMRET, Inc. Mr. Scarborough also serves on the board of directors of Charming Charlie, Inc. (a women’s fashion accessories house). Mr. Scarborough was educated at St. Michael’s College.

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

Gonzalo F. Valdes-Fauli is Chairman of the Board of BroadSpan Capital LLC, an investment banking firm specializing in financial advisory services. Mr. Valdes-Fauli retired from Barclays Bank PLC (major UK-based global bank) in 2001, where he held the position of Vice-Chairman, Barclays Capital, and Group CEO, Latin America. Mr. Valdes-Fauli also serves on the board of directors of Blue Cross Shield of Florida (health insurance provider), where he is Lead Director. Mr. Valdes-Fauli also served as Chairman of the Board of Republic Bank of Dominican Republic (financial services provider) until November 2007. He is also Trustee Emeritus of the University of Miami and Spring Hill College in Mobile, Alabama. Mr. Valdes-Fauli holds a Master’s Degree in international finance from Thunderbird Graduate School for International Management.

Laurence G. Sellyn was appointed to the position of Executive Vice-President, Chief Financial and Administrative Officer of the Company in November 2005. He joined Gildan as Executive Vice-President, Finance and Chief Financial Officer of the Company in April 1999. Prior to joining Gildan, Mr. Sellyn served as Senior Vice-President, Finance and Corporate Development and Chief Financial Officer of Wajax Limited, an industrial distribution company, where he was employed from October 1992 to March 1999. Prior to joining Wajax, he was employed by Domtar Inc., where he held various positions, including Corporate Controller and Vice-President, Business Planning and Development. Mr. Sellyn is a Fellow of the Institute of Chartered Accountants of England and Wales and a graduate of Oxford University. Since June 2008, Mr. Sellyn has been on the advisory board of Héritage Montréal. He was the Chairman of its 2008 Fundraising Campaign and is acting as Co-Chairman of the Campaign in 2009.

Michael R. Hoffman joined Gildan in October 1997. He served as Vice-President, Sales and Marketing for the international division until his appointment as President of Gildan Activewear SRL in February 2001. Prior to joining Gildan, Mr. Hoffman was employed by Fruit of the Loom, Inc., where he last served as Divisional Vice-President of the Activewear Division.

Georges Sam Yu Sum has been Executive Vice-President, Operations of the Company since 2000. From 1998 to 2000, he served as Vice-President, Operations of the Company and from 1995 to 1998, he served as Director of Operations of the Company. Prior to joining Gildan in 1995, Mr. Sam Yu Sum spent sixteen years with Dominion Textiles, where he served in various managerial capacities, from manufacturing to sales.

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

Eric R. Lehman joined the Company in December 2006 as Executive Vice-President, Supply Chain. In November 2008, Mr. Lehman’s responsibilities were expanded to include information technology and operational excellence and his title changed to Executive Vice-President, Supply Chain, Information Technology and Operational Excellence. He has over twenty years of experience in the supply chain function with major national apparel brands. Prior to joining Gildan, Mr. Lehman was employed by Russell Corporation, where he last served as Vice President of Supply Chain. Prior to that, he held senior supply chain planning positions at both Fruit of the Loom, Inc. and the Hanes Division of Sara Lee Corporation.

As at December 9, 2009, the executive officers and directors of the Company as a group own 10,505,528 Common Shares, which represents 8.7% of the voting rights attached to all Common Shares.

8.

AUDIT COMMITTEE DISCLOSURE

Mandate of the Audit and Finance Committee

The mandate of the Audit and Finance Committee is included herewith as Appendix A.

Composition of the Audit and Finance Committee

The Audit and Finance Committee is composed of five independent and financially literate directors, as those terms are defined in the rules of the Canadian Securities Administrators and the U.S. Securities and Exchange Commission as well as the standards of the NYSE. Their education and experience that are relevant to the performance of their responsibilities as members of the Audit and Finance Committee are as follows:

William D. Anderson – Mr. Anderson, the Chairman of the Audit and Finance Committee, is a chartered accountant and has had a business career spanning over thirty years. From 1998 to 2001, he served as Chief Financial Officer of BCE Inc., Canada’s largest telecommunications company. Most recently, Mr. Anderson served as President of BCE Ventures (the strategic investment unit of BCE Inc.) and previously he was the Chairman and Chief Executive Officer of Bell Canada International Inc. (a subsidiary of BCE that was formed to invest in telecommunications operations outside Canada). Prior to joining the Bell Canada organization in 1992, Mr. Anderson was in public practice for nearly twenty years with the accounting firm KPMG, where he was a partner for eleven years. Mr. Anderson was educated at the University of Western Ontario and is a member of the Institute of Chartered Accountants of Ontario.

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

Richard P. Strubel – Mr. Strubel is a corporate director. Prior to 2008, he was Vice-Chairman of the Board of Cardean Learning Group, a provider of advanced education over the Internet, where he previously served as President and Chief Operating Officer. Prior to that, Mr. Strubel served as Managing Director of Tandem Partners, Inc., a privately-held management services firm, and from 1984 to 1994, he served as President and Chief Executive Officer of Microdot, Inc. and President of Northwest Industries, then a NYSE-listed company which included Fruit of the Loom and BVD among its operating entities. Mr. Strubel also serves on the boards of directors of the mutual funds of Goldman Sachs & Co., and Goldman Sachs Hedge Fund Partners and is Chairman of the Board of the Mutual Funds of The Northern Trust. Mr. Strubel is also Trustee of the University of Chicago and Chairman of its Audit Committee. He was educated at Williams College and Harvard Business School.

Gonzalo F. Valdes-Fauli – Mr. Valdes-Fauli is a retired Vice-Chairman of Barclays Capital, the investment banking division of Barclays Bank, London, England. Mr. Valdes-Fauli served as a member of the management committee of Barclays Capital from 1988 to 2001. He was Group CEO of Barclays Bank Latin America from 1988 to 2001. He is Chairman of BroadSpan Capital LLC, an investment banking firm, and served as Chairman of the Board of Republic Bank of Dominican Republic until November 2007. Mr. Valdes-Fauli has more than thirty years of experience in finance and holds a Master’s Degree in international finance from Thunderbird Graduate School for International Management.

George Heller – Mr. Heller is the retired President and Chief Executive Officer of the Hudson’s Bay Company, Canada’s largest diversified general merchandise retailer, a position he held from 1998 to 2006. Mr. Heller’s career in the retail sector spans over forty years and he has held a number of key executive positions in that industry, including as President and Chief Executive Officer of Zellers, the mass merchandise retailer of the Hudson’s Bay Company, President and Chief Executive Officer of Kmart Canada (discount department stores), President, North America & Europe of Bata Industries Ltd. (international footwear manufacturer) and Executive Vice-President of Woodwards Department Stores (department store chain).

Pre-Approval of Non-Audit Services

In accordance with the Code of Ethics of Chartered Accountants of Quebec’s independence standards for auditors, the Sarbanes-Oxley Act of 2002 and rules of the U.S. Securities and Exchange Commission, the Company is restricted from engaging its external auditor to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, information technology services, valuation services, actuarial services, internal audit services, corporate finance services, management functions, human resources functions, legal services and expert services unrelated to the audit. The Company does engage its external auditor from time to time to provide certain non-audit services other than the restricted services. All non-audit services must be specifically pre-approved by the Audit and Finance Committee.

External Auditor Service Fees

The aggregate fees billed by KPMG LLP (“KPMG”), the Company’s external auditor, for various audit-related and non-audit services rendered for the fiscal years 2009 and 2008 were as follows:

Audit Fees — The aggregate audit fees billed by KPMG for professional services rendered for the annual audit of the Company’s consolidated financial statements, quarterly reviews of the Company’s financial statements and services provided in connection with statutory and regulatory filings or engagements were Cdn$1,373,897 for fiscal 2009 and Cdn$1,289,028 for fiscal 2008. The audit fees include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were Cdn$118,500 for fiscal 2009 and Cdn$114,400 for fiscal 2008. These services consisted of miscellaneous assurance services.

Tax Fees — The aggregate tax fees billed by KPMG were Cdn$261,474.44 for fiscal 2009 and Cdn$484,817 for fiscal 2008. These services consisted of tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies, tax advisory services relating to domestic and international taxation.

All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were nil for fiscal 2009 and nil for fiscal 2008.

9.

LEGAL PROCEEDINGS

With the exception of the legal proceedings mentioned below, the Company is only a party to claims and litigation arising in the normal course of its operations. While we cannot predict the final outcome of the claims and litigation arising in the normal course of its operations, management does not currently expect the resolution of these matters to have a material adverse effect on the consolidated financial position or results of operations of Gildan.

As of the date hereof, the claims with respect to which Gildan was a party to or involved in, for damages in excess of 10% of its current assets, are the following:

Canadian Class Action Suits

On June 12, 2008, a proposed class action lawsuit on behalf of persons who acquired Common Shares between August 2, 2007 and April 29, 2008 was filed in the Ontario Superior Court of Justice alleging negligence and negligent/reckless misrepresentation in respect of the Company’s prior statements concerning its financial guidance for the 2008 fiscal year and comments regarding the scale of production of its Dominican Republic facility. The claim further proposes to seek leave from the Ontario court to bring statutory misrepresentation civil liability claims under Ontario’s Securities Act. A motion, along with affidavit evidence, for leave to pursue such statutory liability claims and class certification have been filed by the plaintiff. No date has been set yet for the hearing of that motion. The Ontario suit claims damages of Cdn$500 million, punitive damages of Cdn$5 million and other monetary relief.

A motion has also been filed on June 17, 2008 before the Québec Superior Court for authorization to commence a class proceeding on behalf of persons who acquired Common Shares between August 2, 2007 and April 29, 2008. It makes similar allegations as the Ontario Action and alleges negligence and negligent/reckless misrepresentation. No date has been set yet for the hearing of that motion. The Québec motion seeks to proceed with a claim for unspecified damages and other monetary relief.

Both Canadian proceedings have yet to be certified as class actions by their respective courts. The Company strongly contests the basis upon which these actions are predicated and intends to vigorously defend its position. However, due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any.

United States Class Action Suits

On June 9, 2008, Gildan and certain of its senior officers were named as defendants in several proposed class action lawsuits filed in the United States District Court for the Southern District of New York on behalf of persons who purchased or otherwise acquired Common Shares between August 2, 2007 and April 29, 2008. The lawsuits allege violations of United States federal securities laws and assert that the Company issued a series of materially false and misleading statements concerning the Company’s financial performance and prospects. These U.S. lawsuits have been consolidated, and a consolidated amended complaint was filed on November 17, 2008. The claims in the U.S. suit are for unspecified damages.

On July 1, 2009, the United States District Court granted the motion by Gildan and other defendants to dismiss the action in its entirety, holding that the consolidated amended complaint failed to adequately allege the essential elements of a claim under the applicable provisions of the United States federal securities laws, including the existence of a material misstatement and fraudulent intent. On July 17, 2009, plaintiffs filed a motion seeking reconsideration of this decision only insofar as it declined to grant plaintiffs an opportunity to file a second amended complaint. On July 31, 2009, Gildan and the other defendants filed a response to plaintiffs’ motion seeking reconsideration. On December 4, 2009, plaintiff’s motion seeking reconsideration was denied.

The U.S. proceeding has yet to be certified as a class action by the court. The Company strongly contests the basis upon which these actions are predicated and intends to vigorously defend its position. However, due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any.

10.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Company is Computershare Investor Services Inc., having offices in Montreal and Toronto at which the register of transfer of the Common Shares is held. The co-transfer agent and co-registrar of the Company is Computershare Trust Company, N.A., having an office in Golden, Colorado.

11.

MATERIAL CONTRACTS

Other than the agreements entered into the normal course of business, the only material agreement entered into in fiscal 2009, or before fiscal 2009 and which is still in force is the Shareholder Rights Plan Agreement approved by the Board of Directors on December 1, 2004 and subsequently ratified by the Company’s shareholders on February 2, 2005. This agreement was filed through SEDAR on December 2, 2004.

12.

INTERESTS OF EXPERTS

KPMG, the external auditor of the Company, reported on the 2009 Financial Statements, which were filed with the securities regulatory authorities. We are advised that, as at the date hereof, the members of KPMG are independent in accordance with the Code of Ethics of the Ordre des Comptables agréés du Québec. These rules are equivalent or similar to Rules of Professional Conduct applicable to chartered accountants in the other provinces of Canada.

13.

FORWARD – LOOKING STATEMENTS

Certain statements included in this Annual information Form constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Financial Risk Management” section beginning on page 21 of the 2009 Annual MD&A, and the risks described under the section “Risks and Uncertainties” beginning on page 32 of the 2009 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

  our ability to implement our growth strategies and plans, including achieving market share gains, implementing cost reduction initiatives and completing and successfully integrating acquisitions;
  the intensity of competitive activity and our ability to compete effectively;
  adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
  our reliance on a small number of significant customers;
  the fact that our customers do not commit contractually to minimum quantity purchases;
  our ability to anticipate changes in consumer preferences and trends;
  our ability to manage inventory levels effectively in relation to changes in customer demand;
  fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;
  our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials;
  the impact of climate, political, social and economic risks in the countries in which we operate, including the current political instability in Honduras;

  disruption to manufacturing and distribution activities due to labour disruptions, political instability, bad weather, natural disasters and other unforeseen adverse events;
  changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
  factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
  compliance with applicable environmental, tax, trade, employment, health and safety, and other laws and regulations in the jurisdictions in which we operate;
  our significant reliance on computerized information systems for our business operations;
  changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
  negative publicity as a result of violation of labour laws or unethical labour or other business practices by the Company or one of its third-party contractors;
  our dependence on key management and our ability to attract and retain key personnel;
  changes to and failure to comply with consumer product safety laws and regulations, including the recently enacted U.S. Consumer Product Safety Improvement Act;
  changes in accounting policies and estimates; and
  exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2010 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this Annual Information Form are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this Annual Information Form are expressly qualified by this cautionary statement.

14.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for insurance under the Company’s equity compensation plans is contained in the Circular. Additional financial information is provided in the 2009 Financial Statements and the 2009 Annual MD&A for its most recently completed financial year, both of which are incorporated herein by reference.

Copies of these documents and additional information relating to Gildan may be found on the SEDAR website at www.sedar.com and the EDGAR website at www.sec.gov and may also be obtained upon request to the Secretary of Gildan at the following address:

600 de Maisonneuve Boulevard West, 33rd Floor
Montreal, Québec
H3A 3J2
Telephone: (514) 735-2023

The documents mentioned above, as well as Gildan’s news releases, are also available on the Company’s website at www.gildan.com.

APPENDIX A - MANDATE OF THE AUDIT AND FINANCE COMMITTEE

The following description of the mandate of the Audit and Finance Committee of the Company complies with applicable Canadian laws and regulations, such as the rules of the Canadian Securities Administrators, and with the disclosure and listing requirements of the Toronto Stock Exchange (collectively, the “Canadian Corporate Governance Standards”), as they exist on the date hereof. In addition, this mandate complies with applicable U.S. laws, such as the Sarbanes-Oxley Act of 2002, and rules and regulations adopted thereunder, and with the New York Stock Exchange’s corporate governance standards (collectively, the “US Corporate Governance Standards”), as they exist on the date hereof. The mandate of the Audit and Finance Committee of the Company (the “Audit Committee”) shall be reviewed annually by the Board in order to ensure on-going compliance with such standards.

1.

Membership and Quorum

  a minimum of three directors;

  only “independent” (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards) directors shall be appointed, the whole as determined by the Board; no affiliate of the Company or any of its subsidiaries (including any person who, directly or indirectly, controls or is controlled by, or is under common control with the Company, or any director, executive officer, partner, member, principal or designee of such affiliate) may serve on the Audit Committee; a member of the Audit Committee shall receive no compensation from the Company or any of its affiliates other than compensation as a director and committee member of the Company; prohibited compensation includes fees paid, directly or indirectly, for services as a consultant or as legal or financial advisor, regardless of the amount;

  each member must be “financially literate” (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards), as determined by the Board;

  at least one member must be an “audit committee financial expert” (as contemplated by US Corporate Governance Standards), as determined by the Board;

  members of the Audit Committee shall be appointed annually by the Board upon recommendation of the Company’s Corporate Governance Committee; such members may be removed or replaced, and any vacancies on the Audit Committee shall be filled by the Board upon recommendation of the Company’s Corporate Governance Committee; membership on the Audit Committee shall automatically end at such time the Board determines that a member ceases to be “independent” as determined in the manner set forth above;

  quorum of majority of members.

2.

Frequency and Timing of Meetings

  normally contemporaneously with the Company’s Board meetings;

  at least four times a year and as necessary.

3.

Mandate

The responsibilities of the Audit Committee include the following:

(a)	Overseeing financial reporting

  monitoring the integrity and quality of the Company’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through independent discussions with management, the external auditors and the internal auditors;

  reviewing, with management and the external auditors, the annual audited statements as well as the report of the auditors thereon to be included in the Annual Report of the Company, including the Company’s MD&A disclosure and annual earnings press release, prior to their release, filing and distribution;

  reviewing, with management and the external auditors, quarterly consolidated financial statements of the Company and accompanying information, including the Company’s MD&A disclosure and quarterly earnings press release, prior to their release, filing and distribution;

  reviewing, with management and external auditors, the financial information contained in prospectuses, offering memoranda, Annual Information Forms, Management Proxy Circulars, Forms 6-K (including Supplemental Disclosure) and 40-F and any other document required to be disclosed or filed by the Company before their public disclosure or filing with regulatory authorities in Canada or the United States of America;

  reviewing, with management, the level and type of financial information (including earnings guidance and other material forward-looking information) provided from time to time to analysts, investors, rating agencies and other stakeholders;

  reviewing, with management, that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements, such as annual reports and investor presentations, and periodically assessing the adequacy of those procedures;

  reviewing, with the external auditors and management, the quality, appropriateness and disclosure of the Company’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;

  reviewing any analysis or other written communications prepared by management, the internal auditors or external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effect of alternative generally accepted accounting principles methods;

  reviewing the external auditors’ quarterly review engagement report;

  overseeing the procedures to review management certifications filed with applicable securities regulators;

  reviewing the potential impact of any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of the Company and the appropriateness of the disclosure thereof in the documents reviewed by the Audit Committee;

  overseeing the procedures to monitor the public disclosure of information by the Company;

  reviewing at least annually the Company’s disclosure policy;

  reviewing the results of the external audit, any significant problems encountered in performing the audit, and management's response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein.

(b)	Monitoring risk management and internal controls

  receiving periodically management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control over financial reporting;

  reviewing insurance coverage (annually and as may otherwise be appropriate);

  overseeing the processes in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

  reviewing policies and their parameters regarding such items as interest rate, foreign exchange risks, commodity purchases and any similar transactions where the Company enters into derivatives contracts;

  assisting the Board with the oversight of the Company’s compliance with, and reviewing the Company’s processes for complying with, applicable legal and regulatory requirements;

  overseeing the confidential, anonymous procedures for the receipt, retention and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters;

  requesting the performance of any specific audit, as required.

(c)	Monitoring internal auditors

  ensuring that the head of internal audit has a functional reporting relationship with the Audit Committee;

  overseeing the access by internal auditors to all levels of management in order to carry out their duties;

  regularly monitoring the internal audit function’s performance, its responsibilities, staffing and budget;

  approving the appointment and termination of the Company’s chief internal auditor;

  ensuring the ongoing accountability of the internal audit function to the Audit Committee and to the Board.

(d)	Monitoring external auditors

  recommending the retention and, if appropriate, the removal of external auditors (both subject to shareholder approval), their compensation, as well as evaluating and monitoring their qualifications, performance and independence;

  overseeing all relationships between the external auditors and the Company including, determining which non-audit services the external auditors are prohibited from providing, approving, or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing the total amount of fees paid by the Company to the external auditors for all audit and non-audit services;

  overseeing the direct reporting and accountability of the external auditors to the Audit Committee and to the Board;

  directly overseeing the external auditors and discussing with them the quality and not just the acceptability of the Company’s accounting principles, including (i) critical accounting policies and practices used, (ii) alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iii) other material written communications between the Company and the external auditors (including any disagreement with management and the resolution thereof);

  reviewing at least annually, representations by the external auditors describing their internal quality-control procedures, as well as significant results arising from regulatory and professional quality-control examinations;

  reviewing at least annually, the external auditors’ representations as to independence and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;

  reviewing hiring policies for employees or former employees of the Company’s firm of external auditors;

  overseeing the rotation of lead, concurring and other audit partners, to the extent required by Canadian and U.S. securities law standards.

(e)	Reviewing financings

  reviewing the adequacy of the Company’s financing, including terms and conditions of all new material financing arrangements.

(f)	Evaluating the performance of the Audit Committee

  overseeing the existence of processes to annually evaluate the performance of the Audit Committee.

Because of the Audit Committee’s demanding role and responsibilities, the Board chair, together with the Corporate Governance Committee chair, reviews any invitation to Audit Committee members to join the audit committee of another publicly-listed entity. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including the Company, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit Committee and either requires a correction to the situation or discloses in the Company’s Management Proxy Circular that there is no such impairment.

As appropriate, the Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors and set and pay their compensation, and so advise the Board chair and, if appropriate, the external auditors; the Audit Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. In addition, the Company will provide appropriate funding for the Audit Committee, including the payment of all outside legal, accounting and other advisors retained by the Audit Committee.

The internal auditors and the external auditors will have at all times a direct line of communication with the Audit Committee. In addition, each meets separately with the Audit Committee, without management, at least once a quarter, during which the Company’s financial statements and control environment must be discussed; the Audit Committee also meets separately with management at least once a quarter, and more frequently as required.

The Audit Committee reports annually to the Board on the adequacy of its mandate. In addition, the chair of the Audit Committee reports regularly to the Board on the business of the Audit Committee.

Nothing contained in the above mandate is intended to transfer to the Audit Committee the Board’s responsibility to ensure the Company’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee. Even though the Audit Committee has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the internal auditors and the external auditors. Members of the Audit Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Company by the external auditors. The Audit Committee’s oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Company’s financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles.

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

C.

Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our principal executive officer and our principal financial officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report on Form 40-F. Based on that evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of such period.

D.

Management’s annual report on internal control over financial reporting

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

Under the supervision and with the participation of our principal executive officer and our principal financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of October 4, 2009, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

E.

Attestation report of the registered public accounting firm.

KPMG LLP (“KPMG”), an independent registered public accounting firm, that audited and reported on our financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F, has issued an attestation report on the effectiveness of our internal control over financial reporting as of October 4, 2009. The attestation report is included on page 45 of the financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F.

F.

Changes in internal controls over financial reporting.

There have been no changes during fiscal year 2009 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

G.

Audit Committee Financial Experts

The Registrant’s board of directors has determined that it has at least three (3) audit committee financial experts serving on its audit committee. Mr. Pierre Robitaille, Mr. Gonzalo F. Valdes-Fauli and Mr. William D. Anderson have been determined to be such audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The SEC has indicated that the designation of Mr. Robitaille, Mr. Valdes-Fauli and Mr. Anderson as audit committee financial experts does not make Mr. Robitaille, Mr. Valdes-Fauli and Mr. Anderson “experts” for any purpose, impose any duties, obligations or liability on Mr. Robitaille, Mr. Valdes-Fauli and Mr. Anderson that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

H.

Code of Ethics

The Registrant has adopted a Code of Ethics and Business Conduct (the “Code of Ethics”) that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics is available at the Registrant’s Internet website, www.gildan.com/corporate/IR/corporateGovernance.cfm, and is available, without charge, in print to any shareholder who requests it.

I.

Principal Accountant Fees and Services

In addition to retaining KPMG to report upon the annual consolidated financial statements of the Registrant, the Registrant retained KPMG to provide various audit-related and non-audit services in fiscal 2009. The aggregate fees billed for professional services by KPMG for each of the last two (2) fiscal years, were as follows:

Audit Fees — The aggregate audit fees billed by KPMG for professional services rendered for the annual audit of the Registrant’s consolidated financial statements, quarterly reviews of the Registrant’s financial statements and services provided in connection with statutory and regulatory filings or engagements were Cdn$1,373,897 for fiscal 2009 and Cdn$1,289,028 for fiscal 2008. The audit fees include fees relating to KPMG’s audit of the effectiveness of the Registrant’s internal control over financial reporting.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were Cdn$118,500 for fiscal 2009 and Cdn$114,400 for fiscal 2008. These services consisted of miscellaneous assurance services.

Tax Fees — The aggregate tax fees billed by KPMG were Cdn$261,474 for fiscal 2009 and Cdn$484,817 for fiscal 2008. These services consisted of tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies, tax advisory services relating to domestic and international taxation and customs and duties.

All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were nil for fiscal 2009 and nil for fiscal 2008.

All fees billed to the Registrant by KPMG in fiscal 2009 were pre-approved by the Registrant’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate and pursuant to applicable legislation. The mandate of the Audit and Finance Committee is available on the Registrant’s Internet website at www.gildan.com/corporate/IR/corporateGovernance.cfm.

J.

Off-Balance Sheet Arrangements

Operating leases and commitments

The Registrant has no commitments that are not reflected in its balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations on page 20 of its MD&A (see Exhibit 99.1) . As disclosed in Note 13 to the Registrant’s Consolidated Financial Statements (see Exhibit 99.2), the Registrant has issued standby letters of credit and corporate guarantees primarily from various servicing agreements amounting to $5.3 million at October 4, 2009.

Derivative Financial Instruments

From time to time, the Registrant uses forward foreign exchange contracts to hedge cash flows related to sales and operating expenses in foreign currencies (non-U.S. dollar). A forward foreign exchange contract represents an obligation to exchange a foreign currency with a counterparty at a predetermined rate. Credit risk exists in the event of failure by a counterparty to meet its obligations. The Registrant’s exposure to foreign currency fluctuations is described in more detail in the “Financial Risk Management” section of its MD&A beginning on page 21 (see Exhibit 99.1) .

The Registrant does not use derivative financial instruments for speculative purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months.

For the years ended October 4, 2009 and October 5, 2008, net earnings included a recognized gain of $0.1 million and a recognized loss of $2.1 million, both relating to derivative financial instruments.

As at October 4, 2009 the Registrant had no outstanding derivative financial instruments relating to commitments to buy and sell foreign currencies through forward foreign exchange contracts.

The fair value of the forward foreign exchange contracts, determined using observable market inputs, was nil as at October 4, 2009 and $0.9 million as at October 5, 2008.

K.

Tabular Disclosure of Contractual Obligations

See page 20 of Exhibit 99.1.

L.

Corporate Governance Guidelines

The Registrant has adopted Corporate Governance Guidelines as well as mandates for its board of directors and each of its three committees which are available at the Registrant’s Internet website, www.gildan.com/corporate/IR/corporateGovernance.cfm, and are available in print to any shareholder who requests them.

M.

Identification of the Audit Committee

The Registrant has a standing audit committee established in accordance with Section 3 (a) (58) (A) of the Exchange Act. The members of the Registrant’s audit committee are Pierre Robitaille, William D. Anderson, Richard P. Strubel and Gonzalo F. Valdez-Fauli. See the Audit Committee Disclosure section of our Annual Information Form included herein for additional information.

N.

Summary of Significant Differences from NYSE Corporate Governance Rules

The Registrant is committed to adopting and adhering to corporate governance practices that either meet or exceed applicable Canadian and U.S. corporate governance standards. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), the Registrant complies with all applicable rules adopted by the Canadian Securities Administrators as well as the rules of the U.S. Securities and Exchange Commission giving effect to the provisions of the U.S. Sarbanes-Oxley Act of 2002.

Although many of the NYSE Corporate Governance Standards do not apply to the Registrant, it nevertheless voluntarily complies with most of the NYSE Standards. In fact, the Registrant’s corporate governance practices differ significantly in only one respect from those required of U.S. domestic issuers under the NYSE Standards, which is with respect to the approval of equity compensation plans. The NYSE Standards require shareholder approval of all equity compensation plans and material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. The TSX Rules, however, do not require a shareholder approval in all those circumstances. Hence, only the creation or material amendments to equity compensation plans that provide for new issuances of securities are subject to shareholder approval. The Registrant has in place plans which did not require the approval of its shareholders under the TSX Rules but which could have required the approval of its shareholders under the NYSE Standards as applicable to U.S. domestic issuers.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED: December 10, 2009

GILDAN ACTIVEWEAR INC.

/s/ Lindsay Matthews
Name: Lindsay Matthews
Title: Director, Legal Services and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management’s Discussion and Analysis of the Registrant for the year ended October 4, 2009

99.2	Audited comparative consolidated financial statements of the Registrant as at and for the year ended October 4, 2009

99.3	Consent of KPMG LLP

99.4	Reconciliation to United States GAAP

99.5	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

99.6	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code