Form 40-F/A
period 2009-10-04
Gildan Activewear Inc.
filed 2009-12-11
CIK 1061894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
 (Amendment No. 1)

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

Explanatory Note

This amendment to the Annual Report on Form 40-F for Gildan Activewear Inc. is being filed to correct a typographical error in Note 14 to the audited Consolidated Financial Statements that occurred in the transmission of the original filing dated December 10, 2009.

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

DATED: December 11, 2009

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