Form 40-F
Gildan Activewear Inc.
filed 2010-12-06
CIK 1061894

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: October 3, 2010	Commission File number: 01-14830
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
121, 351, 998
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
Yes ☑                     No ☐

GILDAN ACTIVEWEAR INC.
ANNUAL INFORMATION FORM
for the year ended October 3, 2010
December 6, 2010

GILDAN ACTIVEWEAR INC.
2010 ANNUAL INFORMATION FORM

This Annual Information Form is dated December 6, 2010 and, except as otherwise indicated, the information contained herein is given as of December 6, 2010.
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
The information appearing in the extracts of the documents listed below and specifically referred to in this Annual Information Form is incorporated herein by reference:
•	Audited Consolidated Financial Statements as at and for the year ended October 3, 2010 (the “2010 Financial Statements”);

•	Management’s Discussion and Analysis for the year ended October 3, 2010 (the “2010 Annual MD&A”); and

•	2009 Notice of Annual Meeting of Shareholders and Management Proxy Circular (the “Circular”).
The foregoing documents are available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on the Company’s website at www.gildan.com/corporate.
This Annual Information Form contains certain forward-looking statements, which are based on Gildan’s current expectations, estimates, projections and assumptions and were made by Gildan in light of its experience and its perception of historical trends. Results indicated in forward-looking statements may differ materially from the actual results. Please refer to the cautionary statement on pages 25 and 26 of this Annual Information Form for further explanation.
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
		held as at
Subsidiary	Jurisdiction of Incorporation	December 6, 2010

Gildan Activewear SRL	Barbados	100%
Gildan USA Inc.	Delaware	100%
Gildan Choloma Textiles, S. de R.L.	Honduras	100%
Gildan Activewear Dominican Republic Textile Company Inc.	Barbados	100%
Gildan Activewear Honduras Textiles Company, S. de R.L.	Honduras	100%
Gildan Honduras Hosiery Factory, S. de R.L.	Honduras	100%
Gildan Activewear Properties (Dominican Republic) Inc.	Barbados	100%
Gildan Activewear (Eden) Inc.	North Carolina	100%
Gildan Activewear (UK) Limited	United Kingdom	100%
V.I. Prewett & Son, Inc.	Alabama	100%
Gildan Hosiery Rio Nance, S. de R.L.	Honduras	100%
Gildan Charleston Inc.	Delaware	100%
The subsidiaries that have been omitted do not represent individually more than 10% of the consolidated assets and 10% of the consolidated sales and operating revenues of Gildan, or in the aggregate more than 20% of the total consolidated assets and the consolidated sales and operating revenues as at and for the year ended October 3, 2010.
2. GENERAL DEVELOPMENT OF THE BUSINESS
The following section describes how our business has evolved in the last three completed financial years and lists key events that have influenced the development of our business.
2.1 Recent Developments
Declaration of Dividend and Initiation of Normal Course Issuer Bid
On December 2, 2010, the Company announced that its Board of Directors had approved the introduction of a quarterly cash dividend. The initial quarterly dividend of U.S. $0.075 per share will be paid on all issued and outstanding Common Shares of the Company listed on the New York Stock Exchange (the “NYSE”) and the equivalent amount in Canadian dollars (using the Bank of Canada’s latest noon conversion rate at the time of payment) will be paid for Common Shares listed on the Toronto Stock Exchange (the “TSX”). The initial dividend will be paid on March 18, 2011, rateably and proportionately to the holders of record on February 23, 2011, being the record date. The dividend policy will be reviewed annually by the Board of Directors.
The Company also announced the reinstatement of a normal course issuer bid to repurchase up to one million outstanding Common Shares of the Company on the TSX and the NYSE (the “NCIB”). The Company is authorized to make purchases under the NCIB during the period from December 6, 2010 to December 5, 2011 or until such time as the NCIB is completed or terminated at the Company’s option. The price to be paid will be the market price of the Common Shares on the stock exchange on which the shares are purchased at the time of acquisition. Common shares purchased under the NCIB will be cancelled.
2.2 Developments in Fiscal 2010
Economic Environment
•	Following the severe economic downturn in 2009, we began to experience a recovery in demand in our target screenprint markets in the second quarter of fiscal 2010. This recovery contributed in part to the Company’s significant sales growth in fiscal 2010.

•	The recessionary conditions from the severe economic downturn in fiscal 2009 followed by the recent economic recovery has created challenging conditions for the apparel marketplace, including global yarn shortages and freight distribution shortages, compounded by volatility in cotton prices. Towards the latter part of fiscal 2010, we began to see a significant appreciation in cotton prices which continued to increase in fiscal 2011. Consequently, apparel suppliers have begun to initiate selling price increases in response to rising cotton and other input costs.
Progress on Strategic Initiatives
•	For the first nine months of calendar 2010, we grew our overall total market share in the U.S. screenprint channel to 64.1% compared to 56.6% for the same period last year. In addition, we realized significant sales growth in our international and other screenprint markets.

•	During fiscal 2010, we further developed our integrated manufacturing hubs in Central America and the Caribbean Basin to support our projected growth, including the start of the ramp-up of production at our new sock manufacturing facility in Honduras, Rio Nance 4. The Company’s capital expenditure plans for fiscal 2011 will include the construction of a new textile facility in Honduras, Rio Nance 5, which was deferred during the economic downturn in fiscal 2009.

•	As an initial step towards the establishment of a manufacturing hub to support our growth in target markets in Asia and Europe, on March 31, 2010, we acquired a vertically-integrated manufacturing facility for the production of activewear in Bangladesh.

•	During fiscal 2010, we shipped our first major men’s underwear program for Walmart under the Starter brand and a new underwear program for another mass-market retailer announced at the end of fiscal 2009. We secured additional shelf-space for existing sock programs and significant participation in back-to-school programs at major mass-market retailers. We also obtained new retail programs in activewear, including the family fleece program at a major national discount retailer, were awarded new activewear programs for three other retailers and secured new activewear programs for the retail channel for fiscal 2011. We continued to expand our regional retailer customer base as well as Gildan branded product programs with retail chains.

•	During fiscal 2010, we completed the construction of a biomass steam generation system in the Dominican Republic which became operational during the year. We also initiated similar biomass steam generation projects at our sock manufacturing facilities in Honduras, which are expected to become operational in fiscal 2011. These projects are expected to contribute to the reduction of our energy consumption and related costs.
Acquisition of New Sales Offices and Distribution Facility
•	On November 17, 2009, the Company completed the acquisition of a state-of-the-art distribution centre and office building in Charleston, South Carolina, for approximately $20 million. During fiscal 2010, the Company began to consolidate all of its retail sales, marketing and distribution activities at this location, resulting in the closure of its distribution centres at Martinsville, Virginia and Fort Payne, Alabama.

•	During fiscal 2010, the Company acquired a new office building in Barbados for approximately $20 million, and will be moving its sales and marketing functions servicing the screenprint channel from its existing office building in Barbados to this location.
Impact of Haiti Earthquake
•	On January 12, 2010, Haiti was devastated by a massive earthquake which had an impact on Gildan’s third-party contractor operations in Haiti which are used to sew the majority of the fabric produced at our Dominican Republic textile facility. While Gildan immediately established a program for humanitarian aid efforts, we also took steps to minimize the impact of the disruption of contractor production in Haiti, including the temporary addition of overtime sewing shifts at Gildan’s Central American sewing operations and the use of additional third-party contractors. Contractor operations in Haiti began to resume operations shortly after the earthquake and by the end of the second quarter of fiscal 2010, contractor operations had returned to production levels substantially similar to those prior to the impact of the earthquake. The impact on the Company’s operations included a temporary loss of production primarily during the second quarter, which subsequently resulted in lost sales opportunities as well as supply chain inefficiencies during the balance of the fiscal year. During the fourth quarter of fiscal 2010, the Company received insurance proceeds of $8.0 million, reflecting the maximum insurance recovery receivable under its insurance policy related to the earthquake in Haiti, which have been recorded as a reduction of cost of sales in the consolidated statement of earnings.
2.3 Developments in Fiscal 2009
Economic Environment
•	During fiscal 2009, the severe downturn in the overall economic environment resulted in a dramatic curtailment of consumer and corporate spending, which negatively impacted demand for our products in the U.S. and other international screenprint markets, and which also resulted in significant inventory destocking at the U.S. distributor level. Weaker demand and customer inventory reductions also occurred in the mass-market retail channel.

•	During fiscal 2009, in response to the downturn in the economy, we took a number of steps in order to prudently manage our receivables, inventory levels and capital expenditures. We experienced a significantly higher than usual build-up of activewear inventories in the first half of fiscal 2009 due to the decline in our sales combined with the reduction of inventories at the customer level. As a result, we took production downtime at most of our production facilities in order to better align our inventory levels with projected sales demand. We also achieved significant reductions in our sock inventories, as planned, due in part to improved supply chain efficiencies. We managed our credit risk cautiously, as we balanced short-term market share considerations in relation to increased customer credit exposure, including carefully managing our customer accounts and promotional programs, such as our decision not to replenish our largest wholesale distributor during the second quarter of fiscal 2009 as it underwent a process to restructure its debt financing. In addition, we reduced the use of extended payment terms that we typically offer for certain seasonal products in the second half of our fiscal year. The Company decided to proceed cautiously on capacity expansion projects previously announced by delaying the completion of its Rio Nance 4 sock facility during fiscal 2009, and deferring the construction of its third activewear facility (Rio Nance 5) in Honduras until the economic outlook in support of further major capacity expansion became clearer.
Progress on Strategic Initiatives
•	In spite of the challenging economic environment in fiscal 2009, we continued to increase our leading market share in all of the product categories in which we compete in the U.S. wholesale distributor channel and increased our sales in international and other screenprint markets, particularly in Western Europe, the U.K., Asia/Pacific and Mexico.

•	For the first nine months of calendar 2010, we increased our overall market share in the U.S. screenprint channel to 56.6%. In calendar 2008, our overall market share in this channel was 51.9%.

•	During fiscal 2009, we continued to consolidate our manufacturing operations in our manufacturing hub in Central America as we transitioned our U.S. sock finishing operations, which were purchased as part of the V.I. Prewett & Son, Inc. (“Prewett”) acquisition, to a leased sock finishing facility in Honduras.

•	During this fiscal year we started to construct a biomass steam generation system in the Dominican Republic which is expected to contribute to the reduction of our energy consumption and related costs.

•	In early fiscal 2009, we were granted a business license by the Chinese government to operate as Gildan (China) Trading Co., Ltd. This corporation has been established to import and sell Gildan products to customers in mainland China. In fiscal 2009, we moved our distribution activities from Shenzhen, China to a new distribution centre in China near Shanghai to better service the initial customer base predominantly located in the Northern provinces of China. Gildan is focusing on building its brand in both the retail and screenprint channels in China.
Canadian Revenue Agency Tax Audit
•	In the third quarter of fiscal 2009, the Canada Revenue Agency (“CRA”) completed its audit of the 2004, 2005 and 2006 taxation years and there were no significant adjustments to the Company’s income tax returns.
2.4 Developments in Fiscal 2008
Acquisition of U.S. Sock Manufacturer
•	On October 15, 2007, we acquired 100% of the common shares of Prewett, a large U.S. supplier of basic family socks to U.S. mass-market and regional retailers. Prewett’s corporate headquarters are located in Fort Payne, Alabama. The aggregate purchase price was $128 million, which was comprised of cash consideration of $125.3 million, a deferred payment of $1.2 million disbursed in fiscal 2009 and transaction costs of $1.5 million. The purchase agreement provided for an additional purchase consideration of up to $10 million contingent on specified future events, which was paid into escrow by the Company. The purchase price was paid in cash at closing and was financed out of our revolving long-term credit facility. With this acquisition, we are now one of the leading suppliers of socks in the U.S. mass-market retail channel.
Growth Strategy
•	We continued to achieve market share gains in the U.S. screenprint market.

•	We also made progress in our plans to penetrate the U.S. mass retail market for high-volume, basic, frequently replenished, non-fashion family apparel. Our acquisition of Prewett further strengthened our positioning as a supplier of socks for the retail channel.

•	During fiscal 2008, we began shipments under our first underwear program with a U.S. national mass-market retailer.
Tax
•	The CRA completed its audit of our income tax returns for our 2000, 2001, 2002 and 2003 fiscal years, the scope of which included a review of transfer pricing and the allocation of income between the Company’s Canadian legal entity and its foreign subsidiaries. On December 10, 2008, the Company reached a final agreement with the CRA which resulted in a tax reassessment related to the restructuring of our international wholesale business and the related transfer of our assets to our Barbados subsidiary, which occurred in fiscal 1999. The terms of the agreement were accounted for in the fourth quarter of fiscal 2008 through a charge to income tax expense of $26.9 million, including a provision for provincial taxes, and a reclassification of $17.3 million of future income tax liabilities to income taxes payable. There were no penalties assessed as part of the agreement and there were no other significant income tax adjustments to reported taxable income for the years under audit.

Manufacturing Operations
•	In fiscal 2008, we completed the ramp-up of our second activewear facility, Rio Nance 2, and of our integrated sock manufacturing facility, Rio Nance 3, both located in Rio Nance, Honduras.
Distribution
•	In connection with our acquisition of Prewett in fiscal 2008, two Prewett facilities, located in Fort Payne, Alabama were added to our distribution network to service our sock distribution in the retail channel.
Corporate Office
•	In fiscal 2008, we moved our corporate head office to leased premises located in Montreal, Québec.
3. DESCRIPTION OF THE BUSINESS
3.1 Business Overview
We are a marketer and vertically-integrated globally cost-competitive manufacturer of basic, non-fashion apparel products for customers requiring an efficient supply chain and consistent product quality for high-volume replenishment programs. We sell activewear products to screenprint markets in North America, Europe and other international markets. Gildan is the leading supplier of activewear for the screenprint channel in the U.S. and Canada, and also a leading supplier for this market in Europe and Mexico. We sell socks and underwear, in addition to our activewear products, to mass market and regional retailers in North America. In the U.S. mass market retail channel, Gildan is one of the leading suppliers of socks. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.
The Company’s net sales for fiscal 2010 reached $1,311.5 million.
STRATEGY AND OBJECTIVES
Our growth strategy comprises the following initiatives:
1.	Maximize screenprint market penetration and opportunities

While we have achieved a leadership position in the screenprint distributor channel in the U.S. and in Canada, we continue to pursue further growth opportunities in the North American and international screenprint markets.

U.S. Screenprint Distributor Market

During fiscal 2010, our overall total market share in this channel increased to 64.1% for the nine months ended September 30, 2010 compared to 56.6% for the same period last year. We intend to continue to pursue further penetration in the U.S. distributor screenprint channel in all of the product categories that we serve, through our continued focus on delivering consistent high quality products, reliable customer service and competitive pricing. In addition, the introduction of new products such as softer T-shirts and sport shirts and new styles tailored for women could enable us to further increase our market share by serving certain niches of the screenprint channel in which we previously did not participate. Although the global economic downturn which began in the latter part of 2008 and continued throughout 2009 negatively impacted demand in the U.S. distributor market, Gildan continued to increase its leading share position during that period. Consequently, the commencement of a recovery in demand in the distributor channel during fiscal 2010, combined with our continued market share penetration, translated into strong sales growth for Gildan. We expect to leverage our increase in market share in the U.S. distributor channel as the U.S. screenprint market continues to recover to levels prior to the economic downturn.

International and Other Screenprint Markets

As the Company adds more production capacity, we intend to continue to expand our presence in international screenprint markets, specifically Europe, Mexico and the Asia/Pacific region, and we also plan to continue to grow our sales to large branded apparel companies and retailers which sell imprinted activewear and are currently not serviced by our existing U.S. wholesale distributors. We are continuing to expand our integrated manufacturing hubs in Central America and the Caribbean Basin to support our projected growth, including allocating capacity to service product categories and geographical locations where our growth was previously constrained by capacity availability. In addition, the acquisition of our first vertically-integrated facility for the manufacture of ring-spun T-shirts in Bangladesh during fiscal 2010, combined with the development over time of a vertically- integrated manufacturing hub is intended to support our strategy to grow our international business in Asia and Europe. During fiscal 2010, our unit sales to international and other screenprint markets increased 58.5% compared to fiscal 2009.

2.	Leverage our successful business model to further penetrate the mass-market retail channel

We are leveraging our existing core competencies, including our large scale capital-intensive manufacturing, successful business model and competitive strengths into the U.S. mass-market retail channel. Our value proposition in the retail channel as in the screenprint channel combines consistent quality, competitive pricing and fast and flexible replenishment due to our geographical proximity to our markets, as well as our leadership in corporate social responsibility and environmental sustainability. As a leading supplier of basic family socks in the U.S. mass-market retail channel, we intend to continue to build and leverage our market share position in socks to establish an increased presence in the mass-market retail channel with our activewear and underwear product lines. Our marketing strategy comprises a three-pronged branding approach. First, within the mass-market retail channel, we are positioning ourselves as a strategic supplier of selective national retailers’ exclusive brand licenses or private label brands for socks, activewear and underwear to large retailers seeking to consolidate their supply chain with fewer, larger manufacturers. Secondly, we are pursuing the steady development of a Gildan brand strategy selling products with the Gildan label to retailers using supplier brands to differentiate their product offering. Thirdly, we will also evaluate alternatives to acquire or license selective brands for additional channels of distribution.

Although sock sales in fiscal 2010 were down year-over-year largely as a result of the discontinuance of unprofitable sock programs and the elimination of certain programs that did not fit with our business model, during fiscal 2010 we secured additional shelf-space for existing sock programs and significant participation in Back-to-School programs at major mass-market retailers. We shipped our first major men’s underwear program for Walmart under the Starter brand and a new underwear program for another mass-market retailer announced at the end of fiscal 2009. During fiscal 2010, we obtained new retail programs in activewear, including the family fleece program at a major national discount retailer and were awarded new activewear programs for three other retailers. In addition, we secured new activewear programs for the retail channel for fiscal 2011. During fiscal 2010, we continued to expand our regional retailer customer base as well as Gildan branded product programs with retail chains.

3.	Continue to generate manufacturing and distribution cost reductions

We seek to continuously improve our manufacturing and distribution processes and cost structure by developing and investing in cost-reduction initiatives. In addition to the continuing consolidation of our manufacturing operations to our Central American and Caribbean Basin hubs, we are implementing other cost-reduction initiatives. These include, among others, our plans to reduce our reliance on high-cost fossil fuels and further reduce our impact on the environment by installing additional biomass facilities as an alternate source of natural renewable energy, and other initiatives to increase the efficiency of our energy-intensive equipment and processes, which reflect the Company’s commitment to sustainability. We are also planning to achieve further efficiencies in operating our distribution activities from the consolidation of our retail distribution centres to a single location in Charleston, South Carolina and further expansion and automation of our wholesale distribution centre in Eden, North Carolina.

During fiscal 2010, we continued to consolidate our manufacturing operations in our manufacturing hub in Central America as we transferred the remaining wet processing sock operations and a portion of our knitting capacity in the U.S. to our Honduran sock manufacturing facilities. In April 2010, we began the ramp-up of production at our second sock manufacturing facility, Rio Nance 4, in Honduras. We also completed the construction of a biomass steam generation system in the Dominican Republic, which is expected to result in a reduction of our fossil fuel consumption and related costs associated with the textile production in the Dominican Republic. In addition, during the year we initiated similar biomass steam generation projects for our sock manufacturing in Honduras. The biomass facility for Rio Nance 3 became operational at the end of fiscal 2010 and the second biomass facility for Rio Nance 4 became operational during the first quarter of fiscal 2011. We are also planning to implement similar systems for our textile manufacturing facilities in Honduras.

4.	Re-invest and/or redistribute cash flow

We will continue to evaluate opportunities to reinvest our cash flows generated from operations. Our primary use of cash will continue to be to finance our working capital and capital expenditure requirements to support our organic growth, but at the same time we will be open to evaluating complementary strategic acquisition opportunities which meet our return on investment criteria, based on our risk-adjusted cost of capital.

On December 2, 2010, the Company announced the introduction of its first quarterly cash dividend. In addition, the Company also announced that it is reinstating a normal course issuer bid to repurchase outstanding Common Shares of the Company in the open market. The Company believes that its balance sheet and free cash flow generation provide it with significant financing capacity and flexibility to be able to continue to pursue its growth strategy, at the same time as introducing a dividend to provide yield and further enhance total returns to its shareholders.
Our Products and Markets
In the screenprint channel, we sell activewear products, namely T-shirts, fleece and sport shirts in undecorated “blank” form under the Gildan brand in large quantities to wholesale distributors, which are subsequently sold to screenprinters and embroiderers who decorate the products with designs and logos. Screenprinters then sell the imprinted activewear to a highly diversified range of end-use markets, including educational institutions, athletic dealers, event merchandisers, promotional product distributors, charity organizations, entertainment promoters, and travel and tourism venues. Our activewear products are used in a variety of daily activities by individuals, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity. We are also providing undecorated products to large branded apparel companies and retailers which sell imprinted activewear and are currently not supplied by our existing U.S. wholesale distributors. In the North American mass-market and regional retailer channel, we sell a variety of styles of socks and men’s and boys’ underwear, in addition to our undecorated activewear products, under the Gildan brand and under various retailer exclusively licensed and private label brands.
All of our products are made of 100% cotton or of blends of cotton and synthetic fibres. Our products are characterized by low-fashion risk compared to other apparel categories since these products are basic, frequently replenished, and since logos and designs for the screenprint market are not imprinted or embroidered by Gildan. The majority of our product styles continue from year to year and any variations to products are usually limited to colour assortment, fabric weight, blends and enhancements, with limited design changes.
Our value proposition is based on providing consistent high quality, competitive pricing and fast and flexible replenishment combined with our leadership in corporate social responsibility and environmental sustainability. As a vertically-integrated manufacturer, Gildan is able to provide premium products to customers in a broad range of sizes, colours and styles with enhanced product features, such as pre-shrunk fabrics, and a selection of fabric weights, blends and construction. Our vertical integration has allowed us to reduce costs and ensure consistency of quality as we control essentially all aspects of our manufacturing. Continued innovations in our manufacturing process have allowed us to ensure colour/shade consistency and high performance of our activewear garments. In addition, innovations in the sock manufacturing process, such as higher needle count machines and seamless toe closing operations have allowed Gildan to deliver enhanced sock product features at lower prices. These innovations have resulted in further improving the value proposition of our activewear and sock products to our customers.
Activewear and underwear represented 83% of our sales in fiscal 2010 whereas they represented 77% in fiscal 2009. Socks represented 17% of our sales in fiscal 2010 whereas they represented 23% in fiscal 2009.
Competitive Environment
The market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated offshore manufacturing hubs which allows us to offer competitive pricing, consistent product quality, and a supply chain which efficiently services replenishment programs with short production/delivery cycle times. Our investments combined with our commitment to leading environmental and social responsibility practices are also increasingly becoming important factors for our customers.
Our primary competitors in North America are the major manufacturers for the screenprint and retail channels, such as Hanesbrands Inc., Berkshire Hathaway Inc. through its subsidiaries Fruit of the Loom, Inc. and Russell Corporation, and smaller U.S.-based manufacturers, including Anvil Knitwear Inc., Alstyle Apparel, a division of Ennis Corp., and Delta Apparel Inc. The competitive landscape in the European screenprint channel is similar to that in North America, as we compete primarily with the European divisions of the major U.S.-based manufacturers mentioned above. In Europe, we also have large competitors that do not have integrated manufacturing operations and source products from suppliers in Asia. In addition, many of Gildan’s U.S. competitors servicing the retail apparel industry currently source products from Asia.
Customers
In fiscal 2010, we sold our products in the United States, Canada and Europe and other international markets, which accounted for 88%, 4% and 8% of total sales, respectively. For a breakdown of our total sales by geographic market for each of the last three financial years, reference is made to Note 22 to the 2010 Consolidated Financial Statements, which note is incorporated herein by reference. Our customer base is composed of a relatively small number of significant customers. We currently sell our products to approximately 300 customers. In fiscal 2010, our largest customer accounted for 21.0% of our total sales, and our top ten customers accounted for 66.4% of our total sales in the retail and screenprint channels.
The large majority of total sales in fiscal 2010 continued to be made in the screenprint channel through our wholesale distributors. Although we have long-term ongoing relationships with many of our customers, our contracts with our customers do not require them to purchase a minimum quantity of our products. Instead, we assess their projected requirements and then plan our production and marketing strategy accordingly.
Our Facilities
Textile and Sock Manufacturing
To support our sales in the various markets, we have developed two main manufacturing hubs located in Central America and the Caribbean Basin where we have built our own modern manufacturing facilities which include textile manufacturing facilities for the production of activewear and underwear fabric and sock manufacturing facilities. We also operate sewing facilities which support the fabric production from our textile facilities. Our Central American and Caribbean Basin manufacturing hubs service the North American and international markets in which we compete. As an initial step towards the establishment of a third manufacturing hub to support our growth in targeted markets in Asia and Europe, during fiscal 2010, we acquired a vertically-integrated manufacturing facility for the production of activewear in Bangladesh.
Central American manufacturing hub
Our largest manufacturing hub is based in Central America. Manufacturing operations include two vertically-integrated knitting, bleaching, dyeing, finishing and cutting textile facilities (Rio Nance 1 and Rio Nance 2) which produce activewear and underwear fabric located in Rio Nance, Honduras. We currently intend to begin the construction of a third textile facility (Rio Nance 5) for the production of activewear and underwear fabric at the same location. We operate sewing facilities in Honduras and Nicaragua which sew the textiles produced at Rio Nance 1 and Rio Nance 2. We have also constructed and operate two integrated sock manufacturing facilities in Rio Nance (Rio Nance 3 and 4). The construction of Rio Nance 4 was essentially completed during fiscal 2010 and the ramp-up of production began in April 2010. Rio Nance 4 is expected to further support future sales growth in the sock category and position us to continue to reduce our sock manufacturing costs. In addition to our integrated sock manufacturing operations located in our Central American hub, we operate U.S. sock knitting facilities in Fort Payne, Alabama which were purchased as part of a sock manufacturing acquisition in fiscal 2008.
Caribbean Basin manufacturing hub
Our Caribbean Basin manufacturing hub includes a vertically-integrated textile facility for the production of activewear fabric in Bella Vista, Dominican Republic. Textiles produced at our manufacturing facility in the Dominican Republic are sewn at third-party contractor operations in Haiti and at our sewing facility in the Dominican Republic.
On January 12, 2010, Haiti was devastated by a massive earthquake which had a major impact on Gildan’s third-party contractor operations in Haiti which are used to sew the majority of the fabric produced at our Dominican Republic textile facility. While Gildan immediately established a program for humanitarian aid efforts, we also took steps to minimize the impact of the disruption of contractor production in Haiti, including the addition of overtime sewing shifts at Gildan’s Central American sewing operations and the use of additional third-party contractors. Contractor operations in Haiti began to resume operations shortly after the earthquake and by the end of the second quarter of fiscal 2010, contractor operations had returned to production levels substantially similar to those prior to the impact of the earthquake. The impact on the Company’s operations included a temporary loss of production primarily during the second quarter, which subsequently resulted in lost sales opportunities as well as supply chain inefficiencies during the balance of the fiscal year. During the fourth quarter of fiscal 2010, the Company received insurance proceeds of $8.0 million, reflecting the maximum insurance recovery available under its insurance policy related to the earthquake in Haiti, which have been recorded as a reduction of cost of sales in the consolidated statement of earnings.
Yarn-Spinning
CanAm Yarns, LLC (CanAm), our joint-venture company with Frontier Spinning Mills, Inc. (Frontier), operates yarn-spinning facilities in Georgia and North Carolina. We source our yarn requirements from CanAm, as well as from Frontier and other third-party yarn providers, with whom we have supply agreements.
Sales, Marketing and Distribution
Our sales and marketing office which services our global screenprint markets is located in St. Michael, Barbados. During fiscal 2010 we also began to consolidate all of our retail sales and marketing activities at a single location at our office in Charleston, South Carolina. These offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and inventory control and logistics for each of their respective markets.
We distribute our activewear products for the screenprint channel primarily out of our distribution centre in Eden, North Carolina, and also use third-party warehouses in the western United States, Canada, Mexico, Europe and Asia to service our customers in these markets. The Company has begun an expansion and further automation of the Eden, North Carolina distribution centre to service demand in the U.S. screenprint channel and further reduce distribution costs.
All distribution activities related to servicing retail customers are now in the process of being consolidated at our distribution centre in Charleston, South Carolina which was acquired in the first quarter of fiscal 2010, resulting in the closure of our distribution centres located in Martinsville, Virginia and Fort Payne, Alabama.
Raw Materials
Cotton and polyester fibres are the main raw materials used in the manufacturing of our products. Cotton is used in the manufacturing of 100% cotton yarn, while polyester is added in the manufacturing of cotton-polyester blend yarn. Cotton fibre is typically purchased for future delivery at pre-determined prices under contracts as deemed appropriate by management, while polyester pricing is negotiated on an annual basis subject to the price variability of certain polyester components.
During fiscal 2010, most of our yarn requirements for the production of our product-lines were met by our long-term supply agreements with third-party suppliers, as well as by our jointly owned CanAm yarn-spinning facilities in Cedartown, Georgia and Clarkton, North Carolina. We expect that most of our yarn requirements will continue to be met by these sources.
The three primary sources of energy consumed in our manufacturing facilities are bunker fuel and biomass, which are used to generate steam required in the production process and electricity, which is used to power production equipment. The bunker fuel used in our operations is supplied from local third-party suppliers, and the pricing is highly dependent on international market prices for bunker fuel. During fiscal 2009 we began construction of a biomass steam generation system in the Dominican Republic, which began operating as of March 2010 and is expected to contribute to the reduction of our energy consumption and related costs associated with the textile production in the Dominican Republic. In addition, during the year, we initiated similar biomass steam generation projects for our sock manufacturing facilities in Honduras. The biomass facility for Rio Nance 3 became operational at the end of fiscal 2010 and the second biomass facility for Rio Nance 4 became operational during the first quarter of fiscal 2011. We are also planning to implement similar systems for our textile facilities in Honduras in fiscal 2011. The electricity requirements at our two main production complexes are provided by a public utility in Honduras and from a private supplier in the Dominican Republic. Electricity rates are variable and are in part related to underlying oil prices.
We also purchase chemicals, dyestuffs and trims through a variety of suppliers. These products have historically been available in sufficient supply.
Management Information Systems
Our Enterprise Resource Planning (“ERP”) system supports the majority of our operations in the areas of finance, manufacturing and customer service. This system is centralized and is accessed from all of our locations through secure networks. Our ERP system is linked to servers supporting both local processes and specialized applications, including payroll and distribution. We continue to leverage our existing ERP system by adding new functionality in the areas of supply chain planning, demand forecasting and business intelligence. Due to our increasing dependence on the availability of our computer systems to support our operations, we plan to continue, in fiscal 2011, to implement initiatives to enhance our information technology (“IT”) processes and infrastructure based on the Information Technology Infrastructure Library, a framework of best practices approaches intended to facilitate the delivery of high quality IT services.
The Gildan JD Edwards ERP system has been in place since 1999. In fiscal 2010, we initiated a process to upgrade to the current release, Enterprise One. The upgrade will facilitate the strategic objective of improving and modernizing system functionality and business agility. We expect to implement the first phase of the upgrade in fiscal 2012.
Seasonality and Other Factors Affecting the Variability of Results and Financial Condition
Our results of operations for interim periods and for full fiscal years are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Typically, demand for our T-shirts is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season, and lowest in the first quarter of each fiscal year. Demand for fleece is typically highest, in advance of the Fall and Winter seasons, in the third and fourth quarters of each fiscal year. For our sock products, demand is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the cooler weather and the need to support requirements for the back-to-school period and the holiday season.
Historically, we have operated our mature facilities at full capacity throughout the year in order to be cost efficient. Consequently, with the seasonal sales trends of our business, we experience fluctuations in our inventory levels throughout the year, in particular a build-up of inventory levels in the first half of the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. Cotton prices, which directly affect the cost of the cotton fibres we purchase, are affected by weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable. While we enter into contracts in advance of delivery to establish firm prices for cotton and cotton yarn, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs and trims.
Management decisions to consolidate or reorganize operations, including the closure of facilities, may also result in significant restructuring and other charges in an interim or annual period. In addition, the effect of asset write-downs, including provisions for bad debts and slow moving inventories, can affect the variability of our results.
Our reported amounts for sales, selling, general and administrative expenses, and financial expense (income) are impacted by fluctuations in the U.S. dollar versus certain other currencies as described in the “Financial Risk Management” section of the 2010 Annual MD&A. The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.
Trade Regulation
As a multinational corporation, we are exposed to international trade legislation and bilateral trade agreements in the countries in which we operate and source products. Although the textile and apparel industries of developed countries such as Canada, the United States and the European Union have historically received a relatively higher degree of trade protection than other industries, trade liberalization has diminished this protection in recent years. In order to remain globally competitive, we have situated our manufacturing facilities in strategic locations to leverage the benefits of the trade liberalization climate. Furthermore, management continuously monitors new developments and risks relating to duties, tariffs and quotas in our approach to global manufacturing and sourcing and makes adjustments as needed.
The United States, Canada and Mexico have implemented several free trade agreements and trade preference programs to enhance trade with their trading partners. There exist a number of regional trade agreements and preference programs, such as the Caribbean Basin Trade Partnership Act, the Dominican Republic-Central America-United States Free Trade Agreement (“CAFTA-DR”) and the Haitian Hemispheric Opportunity through Partnership Encouragement Act (“HOPE”), which allow qualifying textiles and apparel from participating countries duty-free access to certain developed countries’ markets.
The United States adopted two of the newest programs, CAFTA-DR and HOPE (as amended by HOPE II legislation in 2008 and by the Haitian Economic Lift Program (“HELP”) legislation in 2010), to strengthen and develop U.S. economic relations with Central America, the Dominican Republic and Haiti. Most trade agreements, such as CAFTA-DR, provide for the application of safeguards in the form of reinstatement of normal duties if increased imports cause or threaten to cause substantial injury to a domestic industry. In 2008, the United States imposed such a safeguard under CAFTA-DR against socks imported from Honduras. The safeguard was in the form of a 5% duty on socks imported from Honduras from July through December 2008, which affected our imports of socks from our integrated Honduran sock facility. The socks safeguard is no longer in effect, and the United States has agreed with Honduras not to extend or reimpose the socks safeguard beyond 2008. Under the provisions of the CAFTA-DR agreement, a safeguard, upon expiration, cannot be renewed.
Proposed legislation in the U.S. Congress would, if adopted, extend duty-free treatment to qualifying apparel imported from lesser developed countries, including Bangladesh and Cambodia, extend duty-free or reduced duty treatment to certain qualifying apparel imported from the Philippines, and extend duty-free treatment to certain apparel manufactured in “reconstruction opportunity zones” in Afghanistan and Pakistan. In addition, the United States has completed negotiations for three new free trade agreements (“FTA”) with South Korea, Colombia and Panama. These agreements are pending approval of the U.S. Congress. The United States also launched free trade negotiations with a group of countries under the umbrella of the Trans-Pacific Partnership (“TPP”). Countries participating in the TPP negotiations at this time are Australia, Brunei, Chile, Malaysia, New Zealand,

Peru, Singapore and Vietnam. Any of these proposals or agreements may negatively affect our competitive position in the United States.
Furthermore, U.S. domestic industry groups have threatened to seek various trade remedies, including “section 421”, under the terms of the U.S.-China World Trade Organization (“WTO”) accession agreement, against apparel imports from China which could result in higher duty rates or tariff rate quotas for Chinese apparel and improve our competitive position in affected product classifications. Since the expiration of U.S. safeguard actions that imposed quotas on annual imports of certain categories of Chinese originating textiles and apparel at the end of 2008, ordinary import duties have been in effect. The likelihood that any of these measures will be adopted and the extent of their impact on our business cannot be determined with certainty.
Imports into the Mexican market may qualify for trade preferences from various free trade agreements such as the Mexico-Nicaragua Free Trade Agreement, and the Mexico-Northern Triangle Regional Trade Agreement, which includes El Salvador, Guatemala and Honduras as member countries. Furthermore, the import tariff rates on textile and apparel articles imported into Mexico will gradually be reduced by 2013. Special safeguard measures (“Mevidas Transitorias”) in Mexico which are currently in effect on China originating apparel will be gradually eliminated by the end of December 2011.
In addition to free trade arrangements among the individual countries within the European Union, the European Union also has preferential trade agreements with other European countries and with countries outside of Europe. The European Union also enacted a Generalized System of Preferences (“GSP”) and the Africa-Caribbean-Pacific (“ACP”) programs that allow duty-free and quota-free entry into the European Union of qualifying articles, including apparel, from developing countries such as Honduras and Nicaragua and least developed countries including Haiti. Recent amendments regarding the reform of certain of the GSP provisions including the rules of origin are scheduled to become effective in 2011. The new provisions will further enhance duty-free access to the European Union of qualifying apparel articles. However, discussions are ongoing at the European Union level regarding the establishment of a Economic Partnership Agreement (“EPA”) with Central American countries such as Honduras and Nicaragua. The EPA, once enacted, would supersede the eligibility to the GSP trade preference of the signatory Central America countries. The impact of the enactment of the European Union — Central America EPA on our operations cannot be ascertained at this time.
Proposed legislation in the European Union would, if adopted, extend duty-free treatment to qualifying apparel imported from Pakistan. Such a proposal could negatively affect our competitive position in the European Union.
As of July 2010, The People’s Republic of China extended the duty-free trade benefits awarded to Bangladesh under the Asia-Pacific Trade Agreement (“APTA”) to include certain chief-weight cotton apparel articles made in Bangladesh.
Product Safety Regulation
We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008, to the Flammable Fabrics Act, and to the rules and regulations promulgated pursuant to such statutes. Such laws provide for substantial penalties for non-compliance. Although enforcement of certain requirements is currently stayed, these statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children’s products, and for phthalate content in children’s sleepwear. Most recently, the Consumer Product Safety Commission announced implementation of third party testing and certification requirements for flammability of children’s apparel manufactured on or after November 16, 2010.
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

Intellectual Property
We own several registered trademarks including, among others, the “Gildan” trademark in Canada, the United States and in the European Community as well as in many countries in Central America, South America and Asia/Pacific, including Australia. Applications for the registration of the “Gildan” trademark are also pending in certain countries. We have and intend to continue to maintain our trademarks and the relevant registrations, and will actively pursue the registration of trademarks in Canada, the United States and abroad.
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
In line with our commitment to the environment as well as to the health and safety of our employees we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. For fiscal 2010, the requirements with regard to environmental protection did not have a significant financial or operational impact on the Company’s capital expenditures, earnings and competitive position. Although we do not expect that the amount of these expenditures in the future will have a material adverse effect on our operations, financial condition or liquidity, there can be no assurance that future changes in federal, state, or local regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures or result in a disruption to our supply chain that could have a material adverse effect on our business. Similarly, the extent of our liability, if any, for past failures to comply with laws, regulations and permits applicable to our operations cannot be reasonably determined.
Labour Practices
We provide favourable working conditions for all our employees. We have implemented internal and external monitoring programs that permit us to verify compliance with local labour laws, as well as with internationally recognized labour standards. In addition to having our own Code of Conduct, which is available on our website at www.gildan.com, we have obtained Worldwide Responsible Apparel Production (“WRAP”) certification for all our Gildan-owned mature sewing facilities. Two facilities of our sewing contractors located in Haiti are also WRAP certified and the others are expected to be certified by the end of the fiscal year. All of our third-party sewing contractors are contractually required to follow prescribed employment policies as well as our Code of Conduct.
In November 2003, we joined the Fair Labour Association (“FLA”) as a “Participating Company”. The FLA is internationally recognized and respected as a non-profit organization whose goal is to promote adherence to international labour standards and to improve working conditions for employees worldwide. In fiscal 2007, the FLA accorded accreditation status to our labour compliance program.
Until 2007, the majority of our social compliance monitoring was performed by external third-party auditors. In fiscal 2007, we successfully began internal monitoring audits that complement these external independent audits. Independent third party monitors also regularly audit our plants, announced or unannounced.
During fiscal 2008, 57 audits were performed in our facilities and those of our third-party contractors. Over 25% of these audits were carried out by third-party auditors, half of which were mandated by our customers.
During fiscal 2009, 50 audits were performed in our facilities and those of our third-party contractors. Over 13% of these audits were carried out by third-party auditors, with 46% of which were mandated by our customers.
During fiscal 2010, 73 audits were performed in our facilities and those of our third party contractors. Over 30% of these audits were carried out by third-party auditors, with 44% of which were mandated by our customers.

3.2 Risk Factors
Please see the “Financial Risk Management” and the “Risks and Uncertainties” sections of our 2010 Annual MD&A beginning on page 22 and page 36, respectively, which are incorporated herein by reference.
3.3 Employees
As at October 3, 2010, we employed more than 28,000 full-time employees worldwide. We consider our relations with our employees to be good and, as of the date hereof, we have not experienced any work stoppages that have had a material impact on our operations. A union membership drive at our textile manufacturing facility in the Dominican Republic led to the execution of a three year collective bargaining agreement which outlines terms of employment for approximately 1,000 employees.
4. DIVIDEND POLICY
While the Board of Directors of the Company has not in the last three years declared a dividend in order to retain the Company’s earnings to take advantage of opportunities to develop and expand its business, the Board of Directors recently adopted a dividend policy which aims to declare and pay cash dividends on a quarterly basis beginning in fiscal 2011. The Board of Directors will consider several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements and future regulatory restrictions, while complying with laws governing the Company. Although our revolving term credit facility requires compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under our dividend policy. There can be no assurance as to the declaration of future quarterly cash dividends. Please see the heading “Declaration of Dividend and Initiation of Normal Course Issuer Bid” in section 2.1 entitled “Recent Developments” for further information on the Company’s introduction of a quarterly cash dividend.
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

6. MARKET FOR SECURITIES
The Common Shares are listed on the NYSE and the TSX under the symbol “GIL”. The Class A Subordinate Voting shares (now the Common Shares), which were issued at an offering price of $0.88 (Cdn$1.29), on a post-split basis, began trading on the TSX, the Montreal Exchange (the “ME”) and the American Stock Exchange (“AMEX”) on June 17, 1998. Prior to that date, there was no public market for the Class A Subordinate Voting shares. We delisted such shares from AMEX on August 31, 1999. On September 1, 1999, the Class A Subordinate Voting shares (now the Common Shares) commenced trading on the NYSE. As a result of a restructuring of Canada’s stock exchanges, which took effect on December 7, 1999, we are no longer listed on the ME.
The table below shows the monthly price range per share and the trading volume of the Common Shares for the fiscal year ended October 3, 2010 on the TSX (in Cdn$) and on the NYSE (in US$).

COMMON SHARES
Toronto Stock Exchange (TSX)				New York Stock Exchange (NYSE)
			Trading				Trading
Month	High	Low	Volume	Month	High	Low	Volume
October 5 to 31, 2009	21.19	17.86	7,803,400	October 5 to 31, 2009	20.34	16.53	10,099,600
November 2009	20.80	18.88	5,516,200	November 2009	19.92	17.63	8,614,800
December 2009	26.61	20.46	10,699,700	December 2009	25.33	19.58	12,653,300
January 2010	25.98	22.57	6,098,800	January 2010	24.98	21.40	6,552,000
February 2010	26.26	22.90	10,188,100	February 2010	25.15	21.44	12,554,500
March 2010	27.25	24.77	7,829,800	March 2010	26.95	23.70	10,956,200
April 2010	30.37	26.59	10,897,400	April 2010	30.15	26.31	10,603,600
May 2010	32.10	26.51	9,266,900	May 2010	31.67	24.50	17,616,500
June 2010	33.26	30.45	10,049,200	June 2010	32.73	28.60	20,593,500
July 2010	31.90	28.34	5,738,500	July 2010	30.99	26.68	8,376,700
August 2010	33.13	28.40	6,392,000	August 2010	32.10	26.67	7,976,300
September 2010	30.90	27.42	9,061,800	September 2010	29.89	26.53	7,893,000
October 1, 2010	29.30	28.50	613,500	October 1, 2010	28.55	27.81	322,900

7. DIRECTORS AND OFFICERS
Listed below is certain information about the current directors of Gildan. The directors have served in their respective capacities since their election and/or appointment and will continue to serve until the next annual meeting of shareholders or until a successor is duly elected.

Name and Municipality of Residence	Principal Occupation	Director Since

Robert M. Baylis (2)(3)(4) Darien, Connecticut, United States	Corporate Director	February 1999

Glenn J. Chamandy Westmount, Québec, Canada	President and Chief Executive Officer of the Company	May 1984

William D. Anderson(1)(3) Toronto, Ontario, Canada	Corporate Director	May 2006

George Heller(1)(3) Toronto, Ontario, Canada	Corporate Director	December 2009

Sheila O’Brien (2)(3) Calgary, Alberta, Canada	Corporate Director and Business Advisor President of Belvedere 1 Investments Ltd. (private investment company)	June 2005

Pierre Robitaille(1)(2) St-Lambert, Québec, Canada	Corporate Director and Business Advisor	February 2003

James R. Scarborough(2)(3) Wolfeboro, New Hampshire, United States	Corporate Director	December 2009

Richard P. Strubel (1)(3) Chicago, Illinois, United States	Corporate Director	February 1999

Gonzalo F. Valdes-Fauli(1)(2) Key Biscayne, Florida, United States	Corporate Director Chairman of BroadSpan Capital LLC (investment banking firm)	October 2004

Russell Goodman(2) Mont-Tremblant, Québec, Canada	Partner, PricewaterhouseCoopers LLP (professional services firm)	December 2010

(1)	Member of the Audit and Finance Committee.

(2)	Member of the Corporate Governance Committee.

(3)	Member of the Compensation and Human Resources Committee.

(4)	Chairman of the Board.
Listed below is certain information about the executive officers of Gildan in office as of the date hereof.

Name and Municipality of Residence	Position Held Within the Company and Principal Occupation

Glenn J. Chamandy (1) Westmount, Québec, Canada	President, Chief Executive Officer and Director

Laurence G. Sellyn (1) Beaconsfield, Québec, Canada	Executive Vice-President, Chief Financial and Administrative Officer

Michael R. Hoffman St. James, Barbados	President, Gildan Activewear SRL

Georges Sam Yu Sum (1) Hampstead, Québec, Canada	Executive Vice-President, Operations

Benito Masi (1) Laval, Québec, Canada	Executive Vice-President, Manufacturing

Name and Municipality of Residence	Position Held Within the Company and Principal Occupation

Eric R. Lehman(1) Verdun, Québec, Canada	Executive Vice-President, Supply Chain, Information Technology and Operational Excellence

Richard Petersen (1) Mansonville, Québec, Canada	Executive Vice-President, Corporate Citizenship

(1)	Officer of the Company.
Glenn J. Chamandy is one of the founders of the Company and has devoted his entire career to building Gildan into an industry leader. Prior to February 2004, Mr. Chamandy held the position of President and Chief Operating Officer. He was then named President and Co-Chief Executive Officer and, in August 2004, he was appointed to the position of President and Chief Executive Officer.
Robert M. Baylis, Chairman of the Board of the Company, serves as a director of two large corporations, the New York Life Insurance Company (life insurance provider), where he is Chairman of the Investment Committee, and Host Hotels & Resorts, Inc. (luxury hotels and resorts), where he is Lead Director. He is also a Trustee and Chairman of the Executive Committee of the Rubin Museum of Art in New York City and a Trustee and Chairman of the Audit Committee of the Woods Hole Oceanographic Institution. He was formerly a director of Covance Inc. (drug development), Partner Re Limited (reinsurance), Gryphon Holdings, Inc. (insurance company) and of the Wharton International Forum, an executive education program. Mr. Baylis retired from Credit Suisse First Boston as Vice-Chairman in 1996, after thirty-three years with this investment banking firm and its associated corporations, including a term as the Chairman and Chief Executive Officer of Credit Suisse First Boston (Pacific). Mr. Baylis was educated at Princeton University and Harvard Business School and is a chartered financial analyst.
William D. Anderson has had a career as a business leader in Canada spanning over thirty years. Mr. Anderson joined the Bell Canada organization in 1992, where from 1998 to 2001 he served as Chief Financial Officer of BCE Inc., Canada’s largest telecommunications company. From 2001 to 2005, Mr. Anderson served as President of BCE Ventures (the strategic investment unit of BCE Inc.) and he was previously, from 2001 to 2007, the Chairman and Chief Executive Officer of Bell Canada International Inc. (a subsidiary of BCE that was formed to invest in telecommunications operations outside Canada). Prior to joining the Bell Canada organization, Mr. Anderson was in public practice for nearly twenty years with the accounting firm KPMG, where he was a partner for eleven years. Mr. Anderson is also Chairman of the Board of Nordion Inc., formerly known as MDS Inc. (global life sciences company) and serves on the boards of directors of TransAlta Corporation (power generation and energy marketing firm), where he is also Chairman of the Audit and Risk Committee, as well as on the board of directors of Sun Life Financial Inc. (international financial services organization). Mr. Anderson was educated at the University of Western Ontario and is a member of the Institute of Chartered Accountants of Ontario.
Russell Goodman is a senior partner of PricewaterhouseCoopers, where he has served successively as Managing Partner of Project Finance and Privatization for the Americas, Managing Partner of the Montreal office, and Canadian Managing Partner of the Transactions Advisory Services group during the past twelve years. Prior to the formation of PricewaterhouseCoopers in 1998, Mr. Goodman served for twenty-one years with Price Waterhouse, including 11 as a partner. Mr. Goodman is a member of the board of directors of Whistler Blackcomb Holdings Inc. (ski resorts), where he is also a member of the Audit Committee, and serves on a number of advisory and not-for-profit boards. He is the past-president of the Canadian Club of Montreal. He is a Fellow of the Order of Chartered Accountants of Quebec, is certified by the Institute of Corporate Directors and is a Certified Fraud Examiner. Mr. Goodman was educated at McGill University.
George Heller has had a career as a business leader in the retail sector that spans over forty years. From 1999 to 2006, Mr. Heller served as President and Chief Executive Officer of the Hudson’s Bay Company, Canada’s largest diversified general merchandise retailer, operating more than 600 retail outlets in Canada under four banners: the Bay, Zellers, Home Outfitters and Fields. Prior to that, Mr. Heller was President and Chief Executive Officer of Zellers, the mass merchandise retailer of the Hudson’s Bay Company and a leading Canadian mass merchandise department store. Mr. Heller has also held a number of other key positions in the retail industry, including as President and Chief Executive Officer of Kmart Canada (discount department stores), President, North America & Europe of Bata Industries Ltd. (international footwear manufacturer) and Executive Vice-President of Woodwards Department Stores (department store chain). Mr. Heller also served as President and Chief Executive Officer of the Victoria Commonwealth Games. Mr. Heller currently serves as President of the Commonwealth Games of Canada Foundation (fundraiser for amateur athletes) and is a member of its board of directors. Mr. Heller also serves as Chairman of the Board of the Asia Pacific Foundation of Canada (not-for-profit think-tank on Canada’s relations with Asia) and sits on the board of directors of Sport BC (advocate for amateur sports in British Columbia). Mr. Heller has received Honorary Doctorates from Ryerson University and the University of Victoria. Mr. Heller has acted as Honorary Consul General of Thailand since 2008 and Honorary Trade Advisor to the Government of Thailand since 2000.

Sheila O’Brien, CM, is President of Belvedere 1 Investments Ltd., a private investment company, and is also a business advisor and corporate director. She has had a thirty-year career as a senior executive in the oil and gas and petrochemical sectors in the areas of human resources, investor relations and public and government relations. Prior to 2004, Mrs. O’Brien was Senior Vice-President, Human Resources, Public Affairs, Investor and Government Relations at NOVA Chemicals Corporation, a producer of commodity plastics and chemicals, where she was the architect of a corporate restructuring practice that was designated a worldwide best practice by Watson Wyatt Consulting Firm. She has also been active on the boards of directors of over thirty public sector and not-for-profit organizations and was awarded the Order of Canada for her community leadership in 1998. Mrs. O’Brien also serves on the boards of directors of MaRS (Medical and Related Sciences) (biotechnology accelerator), where she is Chair of the Human Resources Committee and Advantage Energy Income Fund (oil and gas royalty trust). In addition to her corporate career, she has acted as a special advisor to the president at the University of Calgary. Mrs. O’Brien is the co-author of the book “An Extraordinary West — A Narrative Exploration of Western Canada’s Future” published in November 2010. She is a graduate of the MTC program at the University of Western Ontario and completed a one-year sabbatical on creativity and innovation at various U.S. schools in 1990.
Pierre Robitaille is a business advisor and a corporate director. Mr. Robitaille previously pursued his career at SNC-Lavalin Group Inc., a global engineering-construction firm, where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than twenty years with the public accounting and management consulting firm of Ernst & Whinney, where he held the positions of Managing Partner of the Montreal office, President of the firm in Québec, and member of its national board of directors. Mr. Robitaille also serves on the board of directors of Nav Canada (civil air navigation services provider). Mr. Robitaille is a Fellow member of the Québec Order of Chartered Accountants. He was educated at HEC-Montreal and McGill Business School.
James R. Scarborough has had a career as a business leader in the retail industry that spans over thirty-eight years. Mr. Scarborough retired in June 2010 as Chairman of the Board of Stage Stores, Inc., a U.S. based specialty department store retailer that operates over 780 department stores in thirty-nine states under five banners: Bealls, Goody’s, Palais Royal, Peebles, and Stage. Mr. Scarborough joined Stage Stores in 2000 as its President and Chief Executive Officer, and held this position until his retirement in 2008. Mr. Scarborough previously held other senior positions in the retail sector, including President and Chief Executive Officer of Busy Body, Inc. (a specialty retailer of premium fitness equipment) and Seattle Lighting, Inc. (a supplier of lighting fixtures to the homebuilder, commercial and retail markets), as well as President and Chief Operating Officer of Enstar Specialty Retail, Inc. (a footwear and women’s apparel retailer) and its subsidiary AMRET, Inc. Mr. Scarborough began his retail career in 1972, at Filene’s of Boston, a division of Federated Department Stores. Mr. Scarborough also serves on the board of directors of Charming Charlie, Inc. (a women’s fashion accessories house). Mr. Scarborough was educated at St. Michael’s College.
Richard P. Strubel is a corporate director. Prior to 2008, he was Vice-Chairman of the Board of Cardean Learning Group (formerly known as Unext), a provider of advanced education over the Internet, where from 1999 to 2004 he served as President and Chief Operating Officer. From 1990 to 1999, Mr. Strubel was Managing Director of Tandem Partners, Inc., a privately-held management services firm, and from 1984 to 1994, he served as President and Chief Executive Officer of Microdot, Inc. Prior to that, Mr. Strubel served as President of Northwest Industries, then a NYSE-listed company, which included Fruit of the Loom and BVD among its operating entities. Mr. Strubel also serves on the boards of directors of the mutual funds of Goldman Sachs & Co. and is Chairman of the Board of the Mutual Funds of The Northern Trust. Mr. Strubel is also Trustee of the University of Chicago. Mr Srubel was educated at Williams College and Harvard Business School.
Gonzalo F. Valdes-Fauli is Chairman of the Board of BroadSpan Capital LLC, an investment banking firm specializing in financial advisory services. Mr. Valdes-Fauli retired from Barclays Bank PLC (major UK-based global bank) in 2001, where he held the position of Vice-Chairman, Barclays Capital, and Group CEO, Latin America. Mr. Valdes-Fauli also serves on the board of directors of Blue Cross Shield of Florida (health insurance provider). Mr. Valdes-Fauli also served as Chairman of the Board of Republic Bank of Dominican Republic (financial services provider) until November 2007. He is also Trustee Emeritus of the University of Miami and Spring Hill College in Mobile, Alabama. Mr. Valdes-Fauli holds a Master’s Degree in international finance from Thunderbird Graduate School for International Management.
Laurence G. Sellyn was appointed to the position of Executive Vice-President, Chief Financial and Administrative Officer of the Company in November 2005. He joined Gildan as Executive Vice-President, Finance and Chief

Financial Officer of the Company in April 1999. Prior to joining Gildan, Mr. Sellyn served as Senior Vice-President, Finance and Corporate Development and Chief Financial Officer of Wajax Limited, an industrial distribution company, where he was employed from October 1992 to March 1999. Prior to joining Wajax, he was employed by Domtar Inc., where he held various positions, including Corporate Controller and Vice-President, Business Planning and Development. Mr. Sellyn is a Fellow of the Institute of Chartered Accountants of England and Wales and a graduate of Oxford University. Mr. Sellyn is on the Advisory Board of Héritage Montréal, and acts as Co-Chairman of their campaigns.
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
Eric R. Lehman joined Gildan in December 2006 as Executive Vice-President, Supply Chain. In November 2008, Mr. Lehman’s responsibilities were expanded to include information technology and operational excellence and his title changed to Executive Vice-President, Supply Chain, Information Technology and Operational Excellence. He has over twenty years of experience in the supply chain function with major national apparel brands. Prior to joining Gildan, Mr. Lehman was employed by Russell Corporation, where he last served as Vice President of Supply Chain. Prior to that, he held senior supply chain planning positions at both Fruit of the Loom, Inc. and the Hanes Division of Sara Lee Corporation.
Richard Petersen joined Gildan in May 2010 as Executive Vice-President, Corporate Citizenship. Prior to joining Gildan, Mr. Petersen established a corporate responsibility practice at NATIONAL Public Relations, a practice ranked among the Top 10 in the world for communications firms by Corporate Responsibility Officer magazine. In 2009, Mr. Petersen was recognized as one of Quebec’s 10 Environmental Leaders by Les Affaires newspaper.
As at December 6, 2010, the executive officers and directors of the Company as a group own 10,274,692 Common Shares, which represents 8.5% of the voting rights attached to all Common Shares.
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
William D. Anderson — Mr. Anderson, the Chairman of the Audit and Finance Committee, is a chartered accountant and has had a business career spanning over thirty years. From 1998 to 2001, he served as Chief Financial Officer of BCE Inc., Canada’s largest telecommunications company. From 2001 to 2005, Mr. Anderson served as President of BCE Ventures (the strategic investment unit of BCE Inc.) and he was previously the Chairman and

Chief Executive Officer of Bell Canada International Inc. (a subsidiary of BCE that was formed to invest in telecommunications operations outside Canada). Prior to joining the Bell Canada organization in 1992, Mr. Anderson was in public practice for nearly twenty years with the accounting firm KPMG, where he was a partner for eleven years. Mr. Anderson was educated at the University of Western Ontario and is a member of the Institute of Chartered Accountants of Ontario.
George Heller — Mr. Heller is the retired President and Chief Executive Officer of the Hudson’s Bay Company, Canada’s largest diversified general merchandise retailer, a position he held from 1999 to 2006. Mr. Heller’s career in the retail sector spans over forty years and he has held a number of key executive positions in that industry, including as President and Chief Executive Officer of Zellers, the mass merchandise retailer of the Hudson’s Bay Company, President and Chief Executive Officer of Kmart Canada (discount department stores), President, North America & Europe of Bata Industries Ltd. (international footwear manufacturer) and Executive Vice-President of Woodwards Department Stores (department store chain).
Pierre Robitaille — Mr. Robitaille is a business advisor and corporate director. He is retired from SNC-Lavalin Group Inc., a global engineering-construction firm, where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than twenty years with the public accounting and management consulting firm of Ernst & Whinney, where he held the positions of Managing Partner of the Montreal office, President of the firm in Québec and member of the firm’s national board of directors. Over the course of his career, Mr. Robitaille has acquired competence in the audit of major public and private companies and a familiarity with internal controls and financial reporting procedures. Mr. Robitaille is a Fellow member of the Québec Order of Chartered Accountants. He was educated at HEC-University of Montreal and McGill Business School.
Richard P. Strubel — Mr. Strubel is a corporate director. Prior to 2008, he was Vice-Chairman of the Board of Cardean Learning Group, a provider of advanced education over the Internet, where he previously served as President and Chief Operating Officer. Prior to that, Mr. Strubel served as Managing Director of Tandem Partners, Inc., a privately-held management services firm, and from 1984 to 1994, he served as President and Chief Executive Officer of Microdot, Inc. and President of Northwest Industries, then a NYSE-listed company which included Fruit of the Loom and BVD among its operating entities. Mr. Strubel also serves on the boards of directors of the mutual funds of Goldman Sachs & Co., and is Chairman of the Board of the Mutual Funds of The Northern Trust. Mr. Strubel is also Trustee of the University of Chicago. He was educated at Williams College and Harvard Business School.
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

External Auditor Service Fees
The aggregate fees billed by KPMG LLP (“KPMG”), the Company’s external auditor, for various audit-related and non-audit services rendered for the fiscal years 2010 and 2009 were as follows:
Audit Fees — The aggregate audit fees billed by KPMG were Cdn$1,500,608 for fiscal 2010 and Cdn$1,373,897 for fiscal 2009. These services consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, consultation concerning financial reporting and accounting standards, including assistance in preparing the Company for compliance with the requirements of International Financial Reporting Standards, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.
Audit-Related Fees — The aggregate audit-related fees billed by KPMG were Cdn$786,003 for fiscal 2010 and Cdn$118,500 for fiscal 2009. These services consisted of due diligence services relating to actual and potential acquisitions totalling Cdn$650,376 for fiscal 2010 (nil for fiscal 2009), and translation services in both years. Such due diligence services related primarily to financial accounting and internal control issues.
Tax Fees — The aggregate tax fees billed by KPMG were Cdn$416,780 for fiscal 2010 and Cdn$261,474 for fiscal 2009. These services consisted of tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies, and tax advisory services relating to domestic and international taxation.
All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were nil for fiscal 2010 and nil for fiscal 2009.
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
As of the date hereof, the claims with respect to which Gildan was a party to or involved in, for damages in excess of 10% of its current assets, are the following:
Canadian Class Action Suits
On June 12, 2008, Gildan and certain of its senior officers were named defendants in a proposed class action lawsuit filed in the Ontario Superior Court of Justice on behalf of persons who acquired Common Shares between August 2, 2007 and April 29, 2008, alleging negligence and negligent/reckless misrepresentation in respect of the Company’s prior statements concerning its financial guidance for the 2008 fiscal year and comments regarding the scale of production of its Dominican Republic facility. The claim further proposes to seek leave from the Ontario court to bring statutory misrepresentation civil liability claims under Ontario’s Securities Act. A motion, along with affidavit evidence, for leave to pursue such statutory liability claims and class certification have been filed by the plaintiff. No date has been set yet for the hearing of that motion. The Ontario suit claims damages of Cdn$500 million, punitive damages of Cdn$5 million and other monetary relief.
A motion has also been filed on June 17, 2008 against the same defendants before the Québec Superior Court for authorization to commence a class proceeding on behalf of persons who acquired Common Shares between August 2, 2007 and April 29, 2008. It makes similar allegations as the Ontario action and alleges negligence and negligent/reckless misrepresentation. No date has been set yet for the hearing of that motion. The Québec motion seeks to proceed with a claim for unspecified damages and other monetary relief. A motion requesting permission to amend the petition was filed on April 6, 2010 to align allegations in said petition with those pleaded in the Ontario action. A case management judge has been appointed but no date has been set yet for the case conference.

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
On July 1, 2009, the United States District Court granted the motion by Gildan and other defendants to dismiss the action in its entirety, holding that the consolidated amended complaint failed to adequately allege the essential elements of a claim under the applicable provisions of the United States federal securities laws, including the existence of a material misstatement and fraudulent intent. On July 17, 2009, plaintiffs filed a motion seeking reconsideration of this decision only insofar as it declined to grant plaintiffs an opportunity to file a second amended complaint. On July 31, 2009, Gildan and the other defendants filed a response to plaintiffs’ motion seeking reconsideration. On December 4, 2009, plaintiff’s motion seeking reconsideration was denied. The plaintiffs have appealed the decision on the motion for reconsideration and the motion to dismiss, but no date has been set yet for the appeal.
The U.S. proceeding has yet to be certified as a class action by the court. The Company strongly contests the basis upon which these actions are predicated and intends to vigorously defend its position. However, due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any.
Proposed settlement agreement
On August 3, 2010, the Company announced it had entered into an agreement to settle all claims raised in these proposed class action lawsuits in both Canada and the United States, subject to final approval from the courts. In consideration of the dismissal of the proposed class actions currently pending before all three courts and releases from the proposed class members of the claims against the Company and certain of its senior executives, the settlement agreement provides for a total amount of $22.5 million to be paid into an escrow account for distribution to the proposed class members. The settlement is conditional on the court’s approval and subject to the Company’s option to terminate the settlement in the event valid opt-outs by the proposed class members exceed a pre-agreed confidential opt-out threshold. Under the agreement, the Company would have no financial obligation as the settlement would be entirely funded by the Company’s insurers, and therefore no provision has been recorded in the 2010 Financial Statements.
In the event the Company were to elect to terminate the settlement agreement because valid opt-outs by proposed class members exceed the pre-agreed opt-out threshold, or if the courts do not provide final approval of the settlement, the parties would revert to their litigation position immediately prior to the execution of the settlement agreement. If such event were to occur, the Company would continue to strongly contest the basis upon which these actions are predicated and would vigorously defend its position. Under this scenario, due to the inherent uncertainties of litigation, it would not be possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any.
10. TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar of the Company is Computershare Investor Services Inc. having offices in Montreal and Toronto at which the register of transfer of the Common Shares is held. The co-transfer agent and co-registrar of the Company is Computershare Trust Company, N.A., having an office in Golden, Colorado.

11. MATERIAL CONTRACTS
Other than the agreements entered into the normal course of business, the only material agreement entered into in fiscal 2010, or before fiscal 2010 and which is still in force is the Shareholder Rights Plan Agreement approved by the Board of Directors on December 1, 2010 and which will be subsequently submitted to the Company’s shareholders for ratification at the annual shareholders’ meeting on February 9, 2011. This agreement was filed through SEDAR on December 3, 2010.
12. INTERESTS OF EXPERTS
KPMG, the external auditor of the Company, reported on the 2010 Financial Statements, which were filed with the securities regulatory authorities. We are advised that, as at the date hereof, the members of KPMG are independent in accordance with the Code of Ethics of the Ordre des Comptables agréés du Québec. These rules are equivalent or similar to Rules of Professional Conduct applicable to chartered accountants in the other provinces of Canada.
13. FORWARD-LOOKING STATEMENTS
Certain statements included in this Annual Information Form constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to unit volume growth, sales revenue, cost reductions and efficiencies, gross margins, selling, general and administrative expenses, capital expenditures and the impact of non-recurring items. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Financial Risk Management” section beginning on page 22 of the 2010 Annual MD&A, and the risks described under the section “Risks and Uncertainties” beginning on page 36 of the 2010 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.
Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:
•	our ability to implement our growth strategies and plans, including achieving market share gains, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;

•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit contractually to minimum quantity purchases;

•	our ability to anticipate changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;

•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials;

•	the impact of climate, political, social and economic risks in the countries in which we operate;

•	disruption to manufacturing and distribution activities due to labour disruptions, political instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	compliance with applicable environmental, tax, trade, employment, health and safety, and other laws and regulations in the jurisdictions in which we operate;

•	our significant reliance on computerized information systems for our business operations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•	negative publicity as a result of violation of labour laws or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and retain key personnel;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in accounting policies and estimates; and

•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices.
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
We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2011 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this Annual Information Form are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this Annual Information Form are expressly qualified by this cautionary statement.
14. ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for insurance under the Company’s equity compensation plans is contained in the Circular. Additional financial information is provided in the 2010 Financial Statements and the 2010 Annual MD&A for its most recently completed financial year, both of which are incorporated herein by reference.
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
1.	Membership and Quorum
•	a minimum of three directors;

•	only “independent” (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards) directors shall be appointed, the whole as determined by the Board; no affiliate of the Company or any of its subsidiaries (including any person who, directly or indirectly, controls or is controlled by, or is under common control with the Company, or any director, executive officer, partner, member, principal or designee of such affiliate) may serve on the Audit Committee; a member of the Audit Committee shall receive no compensation from the Company or any of its affiliates other than compensation as a director and committee member of the Company; prohibited compensation includes fees paid, directly or indirectly, for services as a consultant or as legal or financial advisor, regardless of the amount;

•	each member must be “financially literate” (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards), as determined by the Board;

•	at least one member must be an “audit committee financial expert” (as contemplated by US Corporate Governance Standards), as determined by the Board;

•	members of the Audit Committee shall be appointed annually by the Board upon recommendation of the Company’s Corporate Governance Committee; such members may be removed or replaced, and any vacancies on the Audit Committee shall be filled by the Board upon recommendation of the Company’s Corporate Governance Committee; membership on the Audit Committee shall automatically end at such time the Board determines that a member ceases to be “independent” as determined in the manner set forth above;

•	the chair of the Compensation and Human Resources committee of the Corporation is a member of the Audit Committee;

•	quorum of majority of members.
2.	Frequency and Timing of Meetings
•	normally contemporaneously with the Company’s Board meetings;

•	at least four times a year and as necessary.

3.	Mandate
The responsibilities of the Audit Committee include the following:
(a)	Overseeing financial reporting
•	monitoring the integrity and quality of the Company’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through independent discussions with management, the external auditors and the internal auditors;

•	reviewing, with management and the external auditors, the annual audited consolidated financial statements of the Corporation and accompanying information, including the report of the auditors thereon to be included in the Annual Report of the Corporation, the Corporation’s MD&A disclosure and annual earnings press release, prior to their release, filing and distribution;

•	reviewing, with management and the external auditors, quarterly consolidated financial statements of the Company and accompanying information, including the Company’s MD&A disclosure and quarterly earnings press release, prior to their release, filing and distribution;

•	reviewing, with management and, where appropriate the external auditors, the financial information contained in prospectuses, offering memoranda, Annual Information Forms, Management Proxy Circulars, Forms 6-K (including Supplemental Disclosure) and 40-F and any other document required to be disclosed or filed by the Company before their public disclosure or filing with regulatory authorities in Canada or the United States of America;

•	reviewing, with management, the level and type of financial information (including earnings guidance and other material forward-looking information) provided from time to time to analysts, investors and other stakeholders;

•	reviewing, with management, that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements, such as annual reports and investor presentations, and periodically assessing the adequacy of those procedures;

•	reviewing, with the external auditors and management, the quality, appropriateness and disclosure of the Company’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;

•	reviewing any analysis or other written communications prepared by management, the internal auditors or external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effect of alternative generally accepted accounting principles methods;

•	reviewing the external auditors’ quarterly review engagement report;

•	overseeing the procedures to review management certifications filed with applicable securities regulators;

•	reviewing the potential impact of any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of the Company and the appropriateness of the disclosure thereof in the documents reviewed by the Audit Committee;

•	overseeing the procedures to monitor the public disclosure of information by the Company;

•	reviewing at least annually the Company’s disclosure policy;

•	reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein.
(b)	Monitoring risk management and internal controls
•	receiving periodically management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures;

•	receiving periodically management’s reports assessing the adequacy and effectiveness of the Corporation’s systems of internal control over financial reporting; and reviewing the report of the auditors thereon;

•	reviewing insurance coverage (annually and as may otherwise be appropriate);

•	overseeing the processes in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

•	reviewing the Corporation’s policies and parameters regarding hedging activity and derivatives contracts entered into by management in order to address risks associated with foreign exchange fluctuations, commodity prices, interest rates and any other risks where the Corporation enters into derivatives contracts;

•	assisting the Board with the oversight of the Company’s compliance with, and reviewing the Company’s processes for complying with, applicable legal and regulatory requirements;

•	overseeing the confidential, anonymous procedures for the receipt, retention and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters;

•	requesting the performance of any specific audit, as required.
(c)	Monitoring internal auditors
•	ensuring that the head of internal audit has a functional reporting relationship with the Audit Committee;

•	overseeing the access by internal auditors to all levels of management in order to carry out their duties;

•	regularly monitoring the internal audit function’s performance, its responsibilities, staffing and budget;

•	approving the appointment and termination of the Company’s chief internal auditor;

•	ensuring the ongoing accountability of the internal audit function to the Audit Committee and to the Board.
(d)	Monitoring external auditors
•	recommending the retention and, if appropriate, the removal of external auditors (both subject to shareholder approval), their compensation, as well as evaluating and monitoring their qualifications, performance and independence;

•	overseeing all relationships between the external auditors and the Company including, determining which non-audit services the external auditors are prohibited from providing, approving, or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing the total amount of fees paid by the Company to the external auditors for all audit and non-audit services;
•	overseeing the direct reporting and accountability of the external auditors to the Audit Committee and to the Board;

•	directly overseeing the external auditors and discussing with them the quality and not just the acceptability of the Company’s accounting principles, including (i) critical accounting policies and practices used, (ii) alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iii) other material written communications between the Company and the external auditors (including any disagreement with management and the resolution thereof);

•	reviewing at least annually, representations by the external auditors describing their internal quality-control procedures, as well as significant results arising from regulatory and professional quality-control examinations;

•	reviewing at least annually, the external auditors’ representations as to independence and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;

•	reviewing hiring policies for employees or former employees of the Company’s firm of external auditors;

•	overseeing the rotation of lead, concurring and other audit partners, to the extent required by Canadian and U.S. securities law standards.
(e)	Reviewing financings
•	reviewing the adequacy of the Company’s financing, including terms and conditions of all new material financing arrangements.
(f)	Evaluating the performance of the Audit Committee
•	overseeing the existence of processes to annually evaluate the performance of the Audit Committee.
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

The internal auditors and the external auditors will have at all times a direct line of communication with the Audit Committee. In addition, each meets separately with the Audit Committee, without management, at least once a quarter, during which the Corporation’s financial statements and control environment must be discussed. In addition, at least once a quarter, and more frequently as required, the Audit Committee meets separately with management and also without management or any non-independent directors present.
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
          Under the supervision and with the participation of our principal executive officer and our principal financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of October 3, 2010, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.
     E. Attestation report of the registered public accounting firm.
          KPMG LLP (“KPMG”), an independent registered public accounting firm, that audited and reported on our financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F, has issued an attestation report on the effectiveness of our internal control over financial reporting as of October 3, 2010. The attestation report is included on page 48 of the financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F.
     F. Changes in internal controls over financial reporting.
          There have been no changes during fiscal year 2010 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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
     I. Principal Accountant Fees and Services
          In addition to retaining KPMG to report upon the annual consolidated financial statements of the Registrant, the Registrant retained KPMG to provide various audit-related and non-audit services in fiscal 2010. The aggregate fees billed for professional services by KPMG for each of the last two (2) fiscal years, were as follows:
Audit Fees — The aggregate audit fees billed by KPMG were Cdn$1,500,608 for fiscal 2010 and Cdn$1,373,897 for fiscal 2009. These services consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, consultation concerning financial reporting and accounting standards, including assistance in preparing the Company for compliance with the requirements of International Financial Reporting Standards, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.
Audit-Related Fees — The aggregate audit-related fees billed by KPMG were Cdn$786,003 for fiscal 2010 and Cdn$118,500 for fiscal 2009. These services consisted of due diligence services relating to actual and potential acquisitions totalling Cdn$650,376 for fiscal 2010 (nil for fiscal 2009), and translation services in both years. Such due diligence services related primarily to financial accounting and internal control issues.
Tax Fees — The aggregate tax fees billed by KPMG were Cdn$416,780 for fiscal 2010 and Cdn$261,474 for fiscal 2009. These services consisted of tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies, and tax advisory services relating to domestic and international taxation.
All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were nil for fiscal 2010 and nil for fiscal 2009.
          All fees billed to the Registrant by KPMG in fiscal 2010 were pre-approved by the Registrant’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate and pursuant to applicable legislation. The mandate of the Audit and Finance Committee is available on the Registrant’s Internet website at www.gildan.com/corporate/IR/corporateGovernance.cfm.

     J. Off-Balance Sheet Arrangements
          Operating leases and commitments
          The Registrant has no commitments that are not reflected in its balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations on page 20 of its MD&A (see Exhibit 99.1). As disclosed in Note 13 to the Registrant’s Consolidated Financial Statements (see Exhibit 99.2), the Registrant has issued standby letters of credit and corporate guarantees primarily from various servicing agreements amounting to $21.8 million at October 3, 2010.
          Derivative Financial Instruments
          From time to time, the Registrant uses forward foreign exchange contracts to hedge cash flows related to sales and operating expenses in foreign currencies (non-U.S. dollar). A forward foreign exchange contract represents an obligation to exchange a foreign currency with a counterparty at a predetermined rate. Credit risk exists in the event of failure by a counterparty to meet its obligations. The Registrant’s exposure to foreign currency fluctuations is described in more detail in the “Financial Risk Management” section of its MD&A beginning on page 22 (see Exhibit 99.1).
          The Registrant does not use derivative financial instruments for speculative purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months.
          For the years ended October 3, 2010 and October 4, 2009, net earnings included a recognized gain of $3.8 million and a recognized loss of $0.1 million, respectively, both relating to derivative financial instruments.
          As disclosed in Note 20 to the Registrant’s Consolidated Financial Statements (see exhibit 99.2), at October 3, 2010 the Registrant had outstanding derivative financial instruments relating to commitments to buy and sell foreign currencies through forward foreign exchange contracts. The fair value of the forward foreign exchange contracts, determined using observable market inputs, was a net liability of $2.0 million as at October 3, 2010 and nil as at October 4, 2009.
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
     M. Identification of the Audit Committee
          The Registrant has a standing audit committee established in accordance with Section 3 (a) (58) (A) of the Exchange Act. The members of the Registrant’s audit committee are Pierre Robitaille, William D. Anderson, Richard P. Strubel, Gonzalo F. Valdez-Fauli and George Heller, who joined the audit committee in December 2009. See the Audit Committee Disclosure section of our Annual Information Form included herein for additional information.
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
          DATED: December 6, 2010

GILDAN ACTIVEWEAR INC.
/s/ Lindsay Matthews
Name:	Lindsay Matthews
Title:	Director, Legal Services and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management’s Discussion and Analysis of the Registrant for the year ended October 3, 2010

99.2	Audited comparative consolidated financial statements of the Registrant as at and for the year ended October 3, 2010

99.3	Consent of KPMG LLP

99.4	Reconciliation to United States GAAP

99.5	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

99.6	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code