Form 40-F
period 2011-10-02
Gildan Activewear Inc.
filed 2011-12-12
CIK 1061894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[  ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: October 2, 2011	Commission File number: 01-14830

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

Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715, (302) 738-6680
(Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:                         None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:      None

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares:
121,330,544

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes [ ]	No [X]

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]

GILDAN ACTIVEWEAR INC.

ANNUAL INFORMATION FORM

for the year ended October 2, 2011

December 9, 2011

GILDAN ACTIVEWEAR INC. 2011

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

1.	CORPORATE STRUCTURE
	1.1 Name, Address and Incorporation	1
	1.2 Intercorporate Relationships	2

2.	GENERAL DEVELOPMENT OF THE BUSINESS
	2.1 Recent Developments	2
	2.2 Developments in Fiscal 2011	3
	2.3 Developments in Fiscal 2010	4
	2.4 Developments in Fiscal 2009	5

3.	DESCRIPTION OF THE BUSINESS
	3.1 Business Overview	5
	3.2 Risk Factors	15
	3.3 Employees	15

4.	DIVIDEND POLICY	15

5.	CAPITAL STRUCTURE
	5.1 First Preferred Shares	15
	5.2 Second Preferred Shares	16
	5.3 Common Shares	16

6.	MARKET FOR SECURITIES	17

7.	DIRECTORS AND OFFICERS	17

8.	AUDIT COMMITTEE DISCLOSURE
	8.1 Mandate of the Audit and Finance Committee	21
	8.2 Composition of the Audit and Finance Committee	21
	8.3 Pre-Approval of Non-Audit Services	22
	8.4 External Auditor Service Fees	22

9.	LEGAL PROCEEDINGS	23

10.	TRANSFER AGENT AND REGISTRAR	23

11.	MATERIAL CONTRACTS	23

12.	INTERESTS OF EXPERTS	24

13.	FORWARD-LOOKING STATEMENTS	24

14.	ADDITIONAL INFORMATION	25

APPENDIX A – MANDATE OF THE AUDIT AND FINANCE COMMITTEE		26

This Annual Information Form is dated December 9, 2011 and, except as otherwise indicated, the information contained herein is given as of December 9, 2011.

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

The information appearing in the extracts of the documents listed below and specifically referred to in this Annual Information Form is incorporated herein by reference:

  Audited Consolidated Financial Statements as at and for the year ended October 2, 2011 (the “2011 Financial Statements”);

  Management’s Discussion and Analysis for the year ended October 2, 2011 (the “2011 Annual MD&A”);

  The Business Acquisition Report filed on June 27, 2011 in connection with the acquisition of Gold Toe Moretz Holdings Corp. on April 15, 2011; and

  The latest Notice of Annual Meeting of Shareholders and Management Proxy Circular filed on SEDAR.

The foregoing documents are available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on the Company’s website at www.gildan.com/corporate.

This Annual Information Form contains certain forward-looking statements that are based on Gildan’s current expectations, estimates, projections and assumptions and that were made by Gildan in light of its experience and its perception of historical trends. Results indicated in forward-looking statements may differ materially from the actual results. Please refer to the cautionary statement on pages 24 and 25 of this Annual Information Form for further explanation.

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

On February 2, 2005, we filed Articles of Amendment in order to, among other things, (i) create a new class of common shares (the “Common Shares”), (ii) change each of the issued and outstanding Class A Subordinate Voting shares into one of the newly-created Common Shares, and (iii) remove the Class B Multiple Voting shares and the Class A Subordinate Voting shares as well as the rights, privileges, restrictions and conditions attaching thereto. On February 10, 2011, we filed Articles of Amendment in order to change the maximum number of directors from ten to twelve.

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

The following table indicates our principal subsidiaries, their jurisdiction of incorporation and the percentage of voting securities that we beneficially own or over which we exercise direct or indirect control:

Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Securities or Partnership Interests that Gildan held as at December 9, 2011
Gildan Activewear SRL	Barbados	100%
Gildan USA Inc.	Delaware	100%
Gildan Choloma Textiles, S. de R.L.	Honduras	100%
Gildan Activewear Dominican Republic Textile Company Inc.	Barbados	100%
Gildan Activewear Honduras Textile Company, S. de R.L.	Honduras	100%
Gildan Honduras Hosiery Factory, S. de R.L.	Honduras	100%
Gildan Activewear Properties (Dominican Republic) Inc.	Barbados	100%
Gildan Activewear (UK) Limited	United Kingdom	100%
Gildan Hosiery Rio Nance, S. de R.L.	Honduras	100%
GoldToeMoretz, LLC	Delaware	100%
Gildan Honduras Properties, S. de R.L.	Honduras	100%
Gildan Mayan Textiles, S. de R.L.	Honduras	100%

The subsidiaries that have been omitted do not represent individually more than 10% of the consolidated assets and 10% of the consolidated revenue of Gildan, or in the aggregate more than 20% of the total consolidated assets and the consolidated revenue as at and for the year ended October 2, 2011.

2.	GENERAL DEVELOPMENT OF THE BUSINESS

The following section describes how our business has evolved in the last three completed financial years and lists key events that have influenced the development of our business.

2.1	Recent Developments
  Short-term promotional discounting in the U.S. wholesale distributor channel began to increase at the end of the fourth quarter of fiscal 2011 and has continued to increase in the first quarter of fiscal 2012 despite the fact that industry suppliers have not yet consumed high cost cotton inventories. In addition, in the first quarter of fiscal 2012, distributors have been supplying screenprinter demand without replenishing inventory levels, which we believe was mainly due to the anticipation by distributors of selling price reductions from suppliers. Weak market conditions in the retail channel are also reflecting delayed replenishment of inventories by retailers. In order to enable distributors to plan their business and to stimulate screenprinter demand for Gildan products, on November 30, 2011, Gildan announced a reduction in selling prices in the U.S. distributor channel, effective December 5, 2011. In addition, Gildan concurrently announced its intention to apply the benefit of the price reduction to existing distributor inventories, which is projected to result in a distributor inventory devaluation discount of approximately $17 million, and which will be recorded as a reduction to net sales during the first quarter of fiscal 2012.

  On November 30, 2011, Gildan’s Board of Directors declared a cash dividend of $0.075 per share for an expected aggregate payment of $9.1 million, which will be paid on January 6, 2012 on all of the issued and outstanding Common Shares, rateably and proportionately to the shareholders of record on December 15, 2011.

  On December 2, 2011, the Toronto Stock Exchange (“TSX”) approved the renewal of Gildan’s normal course issuer bid to purchase up to a maximum of 1,000,000 Common Shares, representing approximately 0.8% of its issued and outstanding Common Shares as at November 30, 2011. Any purchases under the renewed bid will be made during the period from December 6, 2011 to December 5, 2012, or until such time as the bid is completed or terminated at the Company’s option. Purchases will be made on the open market on both the TSX and the New York Stock Exchange (“NYSE”). Under the bid, the Company may purchase up to a maximum of 107,619 Common Shares daily, which represents 25% of the average daily trading volume on the TSX for the most recently completed six calendar months. The price to be paid will be the market price of the Common Shares on the stock exchange on which such Common Shares are purchased at the time of acquisition. Common Shares purchased under the bid will be cancelled. As at November 30, 2011, there were 121,410,406 Common Shares issued and outstanding.

  In the event that, during the course of the normal course issuer bid, the Common Shares trade at a price range that does not adequately reflect their value in relation to the Company’s assets, business and future business prospects, the Company believes that the purchase of up to 1,000,000 of its outstanding Common Shares made under the normal course issuer bid will represent an appropriate use of the Company’s corporate funds, while still preserving its financing flexibility to pursue potential growth opportunities.

  Beginning in the first quarter of fiscal 2012, the Company will begin reporting its business under two separate operating business segments, in line with the new operating and internal financial reporting structure of the Company. Gildan is now structured as two operating businesses that reflect the major customer market segments that it serves, each of which has accountability for its financial performance and return on capital. Previously, we managed and reported our operating performance under one reportable business segment, being high-volume, basic, frequently-replenished, non-fashion apparel. The following summary describes the operations of each of the Company’s reportable segments starting in fiscal 2012:

    Screenprint: The screenprint business, headquartered in Barbados, designs, manufactures and distributes undecorated activewear products primarily to wholesale distributors and other screenprint markets in the U.S., Canada and international markets such as Europe, Mexico and the Asia-Pacific region.

    Retail: The retail business, headquartered in Charleston, South Carolina, designs, manufactures, sources and distributes socks, underwear, as well as activewear products, primarily to U.S. retailers.
2.2	Developments in Fiscal 2011

  In the first half of fiscal 2011, we experienced a recovery in demand in our target screenprint markets. However, starting with the third quarter of fiscal 2011, market conditions weakened and demand in the U.S. wholesale distributor channel declined approximately 8% in the second half of fiscal 2011. Towards the latter part of fiscal 2010 we began to see a dramatic increase in cotton prices which peaked to historical new highs during fiscal 2011. In response to the significant increase in cotton costs, apparel suppliers, including Gildan, implemented successive price increases beginning in the fourth quarter of fiscal 2010 and during fiscal 2011. During the second half of fiscal 2011, cotton future prices began a rapid and significant decline, but with no immediate benefit on industry costs as existing manufacturer inventories continue to reflect cotton purchased at the previously higher levels of cotton prices. Despite existing high cost cotton in manufacturer inventories, short-term promotional discounting began to increase in the U.S. distributor channel at the end of the fourth quarter of fiscal 2011. Please see update provided under “Recent Developments” above.

  On December 1, 2010, the Company’s Board of Directors approved the introduction of a quarterly cash dividend in the amount of U.S. $0.075 per share payable on all issued and outstanding Common Shares. During fiscal 2011, the Company paid an aggregate of $27.5 million of dividends.

  On December 1, 2010, the Company’s Board of Directors also approved the reinstatement of a normal course issuer bid to repurchase up to 1,000,000 outstanding Common Shares of the Company on the TSX and the NYSE. The Company was authorized to make purchases under the bid during the period from December 6, 2010 to December 5, 2011 or until such time as the bid was completed or terminated at the Company’s option. The price paid was the market price of the Common Shares on the stock exchange on which the shares were purchased at the time of acquisition. During fiscal 2011, the Company purchased 400,000 Common Shares under the bid for an aggregate amount of approximately $10.5 million. The Common Shares purchased under the bid were cancelled.

  On April 15, 2011, the Company acquired 100% of the capital stock of Gold Toe Moretz Holdings Corp. (“Gold Toe Moretz”), for an aggregate cash consideration of $349.6 million. Gold Toe Moretz is a leading supplier of high-quality branded athletic, casual and dress socks for national chains, mass-market retailers, price clubs, department stores and specialty sporting goods stores in the United States. The acquisition was initially financed using $100 million of cash on hand and $250 million drawn on Gildan’s revolving credit facility. An additional purchase price consideration of up to 150,000 common shares is contingent on specified future events. The acquisition of Gold Toe Moretz represents an important step in our ongoing strategic development in retail. In addition to the introduction of leading consumer brands, the acquisition significantly expands and diversifies our channels of distribution across the broad spectrum of the U.S. retail channel.

  During fiscal 2011, the Company completed the construction of its third textile manufacturing facility in Honduras, Rio Nance 5, and commenced operations at the end of the fiscal year.

  During fiscal 2011, the Company consolidated U.S. sock manufacturing operations from its V.I. Prewett & Son, Inc. (“Prewett”) subsidiary, which was acquired in fiscal 2008, to its Central American manufacturing hub.

  During fiscal 2011, the Company increased its long-term unsecured revolving bank credit facility to $800 million from $400 million and extended the maturity date to June 2016 from June 2013.
2.3	Developments in Fiscal 2010
  Following the severe economic downturn in 2009, we began to experience a recovery in demand in our target screenprint markets in the second quarter of fiscal 2010. This recovery contributed in part to the Company’s significant sales growth in fiscal 2010. The recessionary conditions from the severe economic downturn in fiscal 2009 followed by the economic recovery, however, created challenging conditions for the apparel marketplace, including global yarn shortages and freight distribution shortages, compounded by volatility in cotton prices. Towards the latter part of fiscal 2010, we began to see a dramatic increase in cotton prices which continued to increase in fiscal 2011 and led to the commencement of selling price increases by apparel suppliers in order to mitigate the impact of increased raw material and other input costs.

  During fiscal 2010, we commenced the ramp-up of production at our new sock manufacturing facility in Honduras, Rio Nance 4.

  As an initial step towards the establishment of a manufacturing hub to support our growth in target markets in Asia and Europe, on March 31, 2010, we acquired a vertically-integrated manufacturing facility for the production of activewear in Bangladesh.

  During fiscal 2010, we made progress with our strategic initiative to penetrate the retail channel. We obtained new activewear and underwear programs, including our first major men’s underwear program for Walmart under the Starter brand.

  During fiscal 2010, we completed the construction of a biomass steam generation system in the Dominican Republic, which became operational during the year and initiated the construction of similar biomass steam generation projects at our sock manufacturing facilities in Honduras. These projects are expected to contribute to the reduction of our energy consumption and related costs.

  On November 17, 2009, we completed the acquisition of a distribution centre and office building in Charleston, South Carolina, for approximately $20 million. During fiscal 2010, we began to consolidate our retail sales, marketing and distribution activities at this location and proceeded with the closure of our distribution centres at Martinsville, Virginia and Fort Payne, Alabama.

  During fiscal 2010, the Company acquired a new office building in Barbados for approximately $20 million, and moved its offices, including the sales and marketing functions of its screenprint business, to this location.

  On January 12, 2010, Haiti was devastated by a massive earthquake, which had an impact on Gildan’s third- party contractor operations in Haiti which are used to sew the majority of the fabric produced at our Dominican Republic textile facility. The impact on the Company’s operations included a temporary loss of production, primarily during the second quarter, which subsequently resulted in lost sales opportunities as well as supply chain inefficiencies during the balance of the fiscal year. The Company received insurance proceeds of $8 million during the fourth quarter of fiscal 2010 which compensated in part for losses sustained as a result of the impact of the Haiti earthquake.
2.4	Developments in Fiscal 2009
  During fiscal 2009, the severe downturn in the overall economic environment resulted in a dramatic curtailment of consumer and corporate spending, which negatively impacted demand for our products in the U.S., Canadian and international screenprint markets, and which also resulted in significant inventory destocking at the U.S. distributor level.  Weaker demand and customer inventory reductions also occurred in the mass-market retail channel. In response to the downturn in the economy, we took a number of steps in order to prudently manage our receivables, inventory levels and capital expenditures. We took short intervals of production downtime during the year at most of our production facilities in order to better align our inventory levels with the weaker sales demand. In the context of the weak economic environment, we managed our credit risk cautiously, as we balanced short-term market share considerations in relation to increased customer credit exposure, including carefully managing our customer accounts and promotional programs. Consequently, during fiscal 2009, we took a decision to temporarily stop replenishing our largest wholesale distributor as it underwent a process to restructure its debt financing. Furthermore, the Company proceeded cautiously on capacity expansion projects previously announced by delaying certain projects until the economic outlook in support of further major capacity expansion became clearer.

  During fiscal 2009, we continued to consolidate our U.S. manufacturing operations to our manufacturing hub in Central America, including the transition of our U.S. sock finishing operations, which were purchased as part of the Prewett acquisition.

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

We are a marketer and global low-cost vertically-integrated manufacturer of quality branded basic apparel. We service customers requiring an efficient supply chain and consistent product quality for high-volume replenishment programs. Gildan® is the leading brand of activewear for the screenprint channel in the U.S. and Canada and the Company is continuing to grow its presence in Europe, Mexico and the Asia-Pacific region. We are also one of the world’s largest suppliers of branded and private label athletic, casual and dress socks sold to a broad spectrum of retailers in the U.S. For the year ended October 2, 2011 and prior years, the Company operated in one business segment, being high-volume, basic and frequently replenished apparel. Beginning in the first quarter of fiscal 2012, the Company began managing and reporting the operating results of its business under two separate financial reporting segments, “Screenprint” and “Retail”.

The Company’s net sales for fiscal 2011 reached $1,726.0 million.

Strategy and Objectives

Our growth strategy comprises the following initiatives:

  Maximize screenprint market penetration and opportunities

  While we have achieved a leadership position in the screenprint distributor channel in the U.S. and in Canada, we continue to pursue further growth opportunities in the North American screenprint market. In particular, we intend to continue to pursue further penetration of the Gildan® brand in the U.S. distributor screenprint channel as we expand our production capacity. The introduction of new products such as softer T- shirts and sport shirts and new styles tailored for women could enable us to further increase our market share by servicing certain niches of the screenprint channel in which we previously did not participate.

  We intend to continue to expand our presence in international screenprint markets, specifically Europe, Mexico and the Asia-Pacific region, and we also plan to continue to grow our sales to large branded apparel companies and retailers that sell imprinted activewear and are currently not serviced by our existing U.S. wholesale distributors. We are continuing to expand our integrated manufacturing hubs in Central America to support our projected growth, and allocate more capacity to service product categories and geographical locations where our growth was previously constrained by capacity availability. In addition, the acquisition of our first vertically-integrated facility for the manufacture of ring-spun T-shirts in Bangladesh during fiscal 2010, combined with the potential development over time of a vertically-integrated manufacturing hub in Bangladesh, is intended to support our strategy to grow our international business in Asia and Europe.

  Leverage our successful business model to further penetrate the retail channel

  We intend to continue to leverage our existing core competencies, successful business model and competitive strengths to further penetrate the U.S. retail channel. As in the screenprint channel, success factors in penetrating the retail channel include consistent quality, competitive pricing and fast and flexible replenishment due to our geographical proximity to our markets, together with our commitment to corporate social responsibility and environmental sustainability. We are a leading supplier of socks in the U.S. mass- market retail channel, and intend to continue to build our market share position in socks, activewear and underwear in retail. Within the mass-market retail channel, we have positioned the Company as a strategic supplier of products sold under selective national retailers’ private label brands. We also sell our products in the retail channel under the Gildan® brand and, with the acquisition of Gold Toe Moretz, we have significantly expanded our brand portfolio as described under the section entitled “Our Products and Markets”. We are increasingly focusing on the steady development of our company-owned and exclusively licensed brands, including the sale of products with the Gildan® label to retailers. The acquisition of Gold Toe Moretz represents an important step in our ongoing strategic development in retail. In addition to the introduction of leading consumer brands, the acquisition significantly expands and diversifies our channels of distribution across the broad spectrum of the U.S. retail channel. Additionally, this acquisition provides enhanced brand management expertise which can be utilized to further the development of the Gildan® brand. Furthermore, we intend to leverage Gildan’s manufacturing scale and expertise to support the further development of Gold

  Toe Moretz’s owned and licensed brands to create further sales growth opportunities in socks and other retail product categories.

  Continue to generate manufacturing and distribution cost reductions

  We continuously seek to improve our manufacturing and distribution processes and cost structure by developing and investing in projects for cost-reduction, as well as for further product quality enhancement. We continue to execute our plans to reduce our reliance on high-cost fossil fuels and further reduce our impact on the environment by installing additional biomass facilities as an alternate source of natural renewable energy, and other initiatives to increase the efficiency of our energy-intensive equipment and processes, which reflect the Company’s commitment to environmental sustainability. The acquisition of Gold Toe Moretz also creates the potential to achieve cost synergies by combining the operations of both companies and integrating certain high-volume products supplied by Gold Toe Moretz into Gildan’s vertically-integrated sock manufacturing in Honduras.

  Reinvest cash flow

  We will continue to evaluate opportunities to reinvest our cash flows generated from operations. Our primary use of cash will continue to be to finance our working capital and capital expenditure requirements to support our organic growth, as well as our dividend requirements, but at the same time we will be open to evaluating complementary strategic acquisition opportunities which meet our return on investment criteria, based on our risk-adjusted cost of capital.

Our Products and Markets

In the screenprint channel, we manufacture and distribute T-shirts, fleece and sport shirts in undecorated “blank” form primarily under our industry leading Gildan® brand in large quantities which are primarily sold to wholesale distributors, which are subsequently sold to screenprinters and embroiderers who decorate the products with designs and logos. Screenprinters and embroiderers then sell the imprinted activewear to a highly diversified range of end-use markets, including educational institutions, athletic dealers, event merchandisers, promotional product distributors, charity organizations, entertainment promoters, and travel and tourism venues. Our activewear products are used in a variety of daily activities by individuals, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity. We also provide undecorated products to large branded apparel companies and retailers that sell imprinted activewear and are currently not supplied by our existing U.S. wholesale distributors.

In the U.S. mass-market and other retailer channels, the majority of our sales consist of a variety of styles and brands of socks. We supply various private label and branded sock programs and we are increasingly focused on developing the Gildan® brand within the retail channel. With the recent acquisition of Gold Toe Moretz effective April 15, 2011, we now sell a variety of branded athletic, casual and dress socks to national chains, mass-market retailers, price clubs, department stores and specialty sporting goods stores in the United States. The Gold Toe Moretz brand portfolio includes the core Gold Toe® brand, which has high consumer brand recognition in national chains, department stores, and price clubs; the SilverToe® brand for a national chain; the GT® brand which we believe has potential for development in the mass-market; the PowerSox® athletic performance brand which is mainly distributed through sports specialty retailers and national chains; the Auro® dress and casual brand for the mass-market; and, All Pro®, an athletic sock brand for the mass-market. In addition, we have licensing relationships with Under Armour® and New Balance® as the exclusive U.S. sock licensee for these brands. We are also pursuing a strategy to grow our sales of underwear and activewear products in the U.S. retail market, particularly under our company-owned brands.

The vast majority of our products are made of 100% cotton or of blends of cotton and synthetic fibres. Our products are characterized by low-fashion risk compared to other apparel categories since these products are basic, frequently replenished, and since logos and designs for the screenprint market are not imprinted or embroidered by Gildan. The vast majority of our product styles continue from year to year and any variations to products are usually limited to colour assortment, fabric weight, blends and enhancements, with limited design changes.

Our value proposition is based on providing consistent high quality, competitive pricing and fast and flexible replenishment together with our commitment to corporate social responsibility and environmental sustainability.

As a vertically-integrated producer which owns and operates the majority of its manufacturing facilities, we are able to provide premium products to customers in a broad range of sizes, colours and styles with enhanced product features, such as pre-shrunk fabrics, and a selection of fabric weights, blends and construction. Our vertical integration has allowed us to reduce costs and ensure consistency of quality for the products we produce. Continued innovations in our manufacturing process have allowed us to ensure colour/shade consistency and high performance of our activewear garments. In addition, innovations in the sock manufacturing process, such as higher needle count machines and seamless toe closing operations allow Gildan to deliver enhanced product features for its sock products. These innovations have resulted in further improving the value proposition of both our activewear and sock products to our customers.

Activewear and underwear represented 81% of our sales in fiscal 2011, whereas they represented 83% in fiscal 2010. Socks represented 19% of our sales in fiscal 2011, whereas they represented 17% in fiscal 2010.

Competitive Environment

The market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated, strategically-located manufacturing hubs which allows us to increase the efficiency of our operations and reduce costs, and to offer competitive pricing, consistent product quality, and a reliable supply chain which efficiently services replenishment programs with short production/delivery cycle times. Our acquisition of Gold Toe Moretz complements Gildan’s competitive strengths with enhanced brand management experience and expertise, merchandising, technical innovation, design and sourcing capabilities. Our commitment to leading environmental and social responsibility practices is also an increasingly important factor for our customers.

Our primary competitors in North America are the major manufacturers for the screenprint and retail channels, such as Hanesbrands Inc., Berkshire Hathaway Inc. through its subsidiaries Fruit of the Loom, Inc. and Russell Corporation, and smaller U.S.-based manufacturers, including Anvil Knitwear Inc., Alstyle Apparel, a division of Ennis Corp., and Delta Apparel Inc. In addition, our Gold Toe Moretz and licensed sock brands for the retail channel, compete with brands which are owned or licensed by companies that manufacture and/or source socks, such as Renfro Corporation, as well as brands from well-established U.S. fashion apparel and athletic companies, which primarily source their products from Asia. The competitive landscape in the European screenprint channel is similar to that in North America, as we compete primarily with the European divisions of the major U.S.-based manufacturers mentioned above. In Europe, we also have large competitors that do not have integrated manufacturing operations and source products from suppliers in Asia.

Customers

In fiscal 2011, we sold our products in the United States, Canada and Europe and other international markets, which accounted for 89%, 4% and 7% of total sales, respectively. For a breakdown of our total sales by geographic market for each of the last three financial years, reference is made to Note 24 to the 2011 Financial Statements, which note is incorporated herein by reference. Our customer base is composed of a relatively small number of significant customers. We currently sell our products to approximately 300 customers. In fiscal 2011, our largest customer accounted for 19.4% of our total sales, and our top ten customers accounted for 61.1% of our total sales in the retail and screenprint channels.

The large majority of total sales in fiscal 2011 continued to be made in the screenprint channel through our wholesale distributors. Although we have long-term ongoing relationships with many of our customers, our contracts with our customers do not require them to purchase a minimum quantity of our products. Instead, we assess their projected requirements and then plan our production and marketing strategy accordingly.

Manufacturing Operations

To support our sales in the North American and international markets in which we compete, we have developed two main manufacturing hubs in Central America and the Caribbean Basin where we have built modern textile manufacturing facilities for the production of activewear and underwear fabric, as well as sock manufacturing facilities. We also operate sewing facilities which support the fabric production from our textile facilities. The Company also owns a vertically-integrated manufacturing facility for the production of activewear in Bangladesh, which was acquired in fiscal 2010 as an initial step towards the potential establishment of a manufacturing hub to support our growth in targeted markets in Asia and Europe.

Central American Manufacturing Hub

Our largest manufacturing hub is based in Honduras and includes three vertically-integrated textile facilities (Rio Nance 1, Rio Nance 2 and Rio Nance 5). During fiscal 2011, we completed the construction of our Rio Nance 5 textile facility and commenced operations at the end of the fiscal year. The textiles produced at the Rio Nance complex are sewn in our sewing facilities in Honduras and Nicaragua. At the same complex, we have also constructed and operate two integrated sock manufacturing facilities (Rio Nance 3 and Rio Nance 4). Rio Nance 4 is our most recent sock facility which began production in April 2010 and is expected to support future sales growth in the sock category, provide the opportunity to consolidate some of the third-party sourced products sold under the Gold Toe Moretz brands and position us to reduce our sock manufacturing costs.

Caribbean Basin Manufacturing Hub

Our Caribbean Basin manufacturing hub includes a vertically-integrated textile facility for the production of activewear fabric in Bella Vista, Dominican Republic. Textiles produced at our manufacturing facility in the Dominican Republic are sewn at third-party contractor operations in Haiti and at our sewing facility in the Dominican Republic.

Sourcing Operations

The acquisition of Gold Toe Moretz significantly expands our sourcing capabilities. Gold Toe Moretz has longstanding product sourcing network relationships and expertise which are expected to complement Gildan’s large scale, vertically-integrated manufacturing. The majority of the Gold Toe Moretz products are currently sourced from third-party suppliers, primarily in Asia. Gold Toe Moretz operates sourcing offices in Asia to facilitate sourcing decisions and supply chain management. Gildan is exploring opportunities to utilize Gold Toe Moretz’s sourcing network to introduce new products within its existing channels of distribution.

Yarn-Spinning

We source our yarn requirements primarily from the U.S., from third-party yarn suppliers with whom we have supply agreements, as well as from our joint venture, CanAm Yarns, LLC (“CanAm”), which operates yarn-spinning facilities in Georgia and North Carolina, United States.

Sales, Marketing and Distribution

Our sales and marketing office which services our global screenprint markets is located in Christ Church, Barbados. We operate our retail sales and marketing activities primarily from our Charleston, South Carolina location. Our sales and marketing offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and inventory control and logistics for each of their respective markets.

We distribute our activewear products for the screenprint channel primarily out of our distribution centre in Eden, North Carolina. We also use third-party warehouses in the western United States, Canada, Mexico, Europe and Asia to service our customers in these markets. Distribution activities related to servicing retail customers are primarily conducted out of our distribution centre in Charleston, South Carolina. In addition, with the acquisition of Gold Toe Moretz, we service some of our retail customers from retail distribution facilities in North Carolina, some of which are expected to be consolidated and transitioned to the Charleston distribution centre. Gold Toe Moretz also owns and operates retail stores located in outlet malls throughout the United States. Since the acquisition of Gold Toe Moretz, two additional outlet stores were opened bringing the total number of retail stores to 31.

Raw Materials

Cotton and polyester fibres are the main raw materials used in the manufacturing of our products. Cotton is used in the manufacturing of both 100% cotton yarn and blended yarn, while polyester is used in the manufacturing of blended yarn only. The majority of the cotton fibre used in the manufacturing of yarn for Gildan is typically purchased on Gildan’s behalf by our yarn suppliers for future delivery at pre-determined prices under contracts as deemed appropriate by management. Polyester pricing is negotiated directly with suppliers on an annual basis subject to the price variability of certain polyester components.

During fiscal 2011, most of our yarn requirements for the production of our product-lines were met by our long-term supply agreements with third-party suppliers, as well as by our jointly-owned CanAm yarn-spinning facilities in Cedartown, Georgia and Clarkton, North Carolina. Our yarn requirement for our Bangladesh operations is supplied by local and regional spinners. We expect that most of our yarn requirements will continue to be met by these sources.

The primary sources of energy consumed in our manufacturing facilities are (i) bunker fuel, natural gas, and biomass, which are used to generate steam required in the production process, and (ii) electricity which is used to power production equipment. The bunker fuel used in our operations is supplied by local third-party suppliers, and the pricing is highly dependent on international market prices for bunker fuel. Natural gas is used in our operations in the Dominican Republic and Bangladesh, and is obtained from local third-party suppliers. Biomass, derived from agricultural waste, is sourced from private third-party suppliers, and provides an increasingly significant source of energy for our operations in both the Dominican Republic and Honduras. We anticipate that our consumption needs of biomass will increase progressively over the next few years. During fiscal 2009, we began construction of a biomass steam generation system in the Dominican Republic, which began operating as of March 2010 and has contributed to the reduction of the energy costs associated with our textile production in the Dominican Republic. In addition, during fiscal 2010, we completed similar biomass steam generation projects for our sock manufacturing facilities in Honduras. The biomass facility for Rio Nance 3 became operational at the end of fiscal 2010, and the second biomass facility for Rio Nance 4 became operational during the first quarter of fiscal 2011. In the third quarter of 2011, we began the construction of a biomass steam generation facility to support our textile facilities in Honduras, which is expected to be completed and operational in the second quarter of 2012. The electricity requirements at our two main production complexes, located in Honduras and the Dominican Republic, are provided by public utility companies. Electricity rates are variable and are, in part, related to underlying oil prices.

We also purchase chemicals, dyestuffs and trims through a variety of suppliers. These products have historically been available in sufficient supply.

Management Information Systems

Our Enterprise Resource Planning (“ERP”) system supports the majority of our operations in the areas of finance, manufacturing and customer service. This system is centralized and is accessed from all of our locations through secure networks. Our ERP system is linked to servers supporting both local processes and specialized applications, including payroll and distribution. Due to our increasing dependence on the availability of our computer systems to support our operations, we plan to continue, in fiscal 2012, to implement initiatives to enhance our information technology (“IT”) processes and infrastructure based on the Information Technology Infrastructure Library, a framework of “best practices” approaches intended to facilitate the delivery of high-quality IT services.

The Gildan JD Edwards ERP World system has been in place since 1999. In fiscal 2010, we initiated a process to upgrade to the current release, Enterprise One. The upgrade will facilitate the strategic objective of improving and modernizing system functionality and business agility. We expect to implement the first phase of the upgrade in fiscal 2012.

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

Historically, we have typically operated our mature facilities at full capacity throughout the year in order to be cost efficient. Consequently, with the seasonal sales trends of our business, we experience fluctuations in our inventory levels throughout the year, in particular a build-up of inventory levels in the first half of the year. During fiscal 2010, the massive earthquake that struck Haiti impacted our sewing contractors’ operations resulting in a temporary loss of production. This, combined with the recovery in demand during fiscal 2010, prevented the Company from adequately rebuilding inventories to optimal levels by the end of the year. Fiscal 2011 began with sub optimal levels of inventories and the continuation of the strong recovery in demand in the first half of the year did not allow the Company to rebuild its inventories until the fourth quarter of fiscal 2011.

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

Management decisions to consolidate or reorganize operations, including the closure of facilities, may also result in significant restructuring costs in an interim or annual period. Refer to the section of the 2011 Annual MD&A entitled “Restructuring and Acquisition-Related Costs” for the details of restructuring costs incurred during fiscal 2011, 2010 and 2009. In addition, the effect of asset write-downs, including provisions for bad debts and slow moving inventories, can affect the variability of our results.

Our reported amounts for sales, selling, general and administrative expenses, and financial expense/income are impacted by fluctuations in the U.S. dollar versus certain other currencies as described in the “Financial Risk Management” section of the 2011 Annual MD&A. The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

Trade Regulation

As a multinational corporation, we are affected by international trade legislation and bilateral trade agreements in the countries in which we operate and source products. Although the textile and apparel industries of developed countries such as Canada, the United States and the European Union have historically received a relatively higher degree of trade protection than other industries, trade liberalization has diminished this protection in recent years. In order to remain globally competitive, we have situated our manufacturing facilities in strategic locations to leverage the benefits of the trade liberalization climate. Furthermore, management continuously monitors new developments and risks relating to duties, tariffs and quotas in our approach to global manufacturing and sourcing and makes adjustments as needed.

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

The United States adopted two of the newest programs, CAFTA-DR and HOPE (as amended by HOPE II legislation in 2008 and by the Haitian Economic Lift Program legislation in 2010), to strengthen and develop U.S. economic relations with Central America, the Dominican Republic and Haiti.

Proposed legislation in the U.S. Congress would, if adopted, extend duty-free treatment to qualifying apparel imported from lesser developed countries, including Bangladesh and Cambodia, extend duty-free or reduced duty treatment to certain qualifying apparel imported from the Philippines, and extend duty-free treatment to certain apparel manufactured in “reconstruction opportunity zones” in Afghanistan and Pakistan. In addition, the United States Congress has approved and the president has signed three new free trade agreements with South Korea, Colombia and Panama. These agreements are pending final implementing steps in the affected countries and a

U.S. presidential proclamation before they will become effective. The United States also launched free trade negotiations with a group of countries under the umbrella of the Trans-Pacific Partnership ("TPP"). Countries participating in the TPP negotiations at this time are Australia, Brunei, Chile, Malaysia, New Zealand, Peru, Singapore and Vietnam. Any of these proposals or agreements may negatively affect our competitive position in the United States.

Furthermore, U.S. domestic industry groups have threatened to seek various trade remedies, including a section 421 action, under the terms of the U.S.-China World Trade Organization accession agreement, against apparel imports from China which could result in higher duty rates or tariff rate quotas for Chinese apparel and improve our competitive position in affected product classifications. Since the expiration of U.S. safeguard actions that imposed quotas on annual imports of certain categories of Chinese originating textiles and apparel at the end of 2008, ordinary import duties have been in effect. Any action taken by the United States under section 421 would be required to expire under the terms of the accession agreement in 2013.

In August 2011, the governments of Canada and Honduras announced the signing of a free trade agreement between the two countries. Once ratified, the agreement will enable qualifying textiles and apparel from Honduras to benefit from duty-free access into the Canadian market.

Imports into the Mexican market may qualify for trade preferences from various free trade agreements such as the Mexico-Costa Rica Free Trade Agreement, the Mexico-Nicaragua Free Trade Agreement, and the Mexico-Northern Triangle Regional Trade Agreement, which includes El Salvador, Guatemala and Honduras as member countries. Furthermore, the import tariff rates on textile and apparel articles imported into Mexico will gradually be reduced by 2013. Special safeguard measures (“Medidas Transitorias”) in Mexico, which are currently in effect on China-originating apparel, will be gradually eliminated on December 11, 2011.

In addition to free trade arrangements among the individual countries within the European Union, the European Union also has preferential trade agreements with other European countries and with countries outside of Europe. The European Union also maintains a Generalized System of Preferences (“GSP”) and the Africa-Caribbean-Pacific programs that allow duty-free entry into the European Union of qualifying articles, including apparel, from developing countries such as Honduras and Nicaragua, and least developed countries, including Haiti. Recent amendments regarding the reform of certain of the GSP provisions including the rules of origin have not yet come into effect. The new provisions will further enhance duty-free access to the European Union of qualifying apparel articles. However, the European Union and the Central American countries, such as Honduras and Nicaragua, completed the legal text of an EU-Central America Association Agreement in April 2011, also allowing duty free entry into the European Union of qualifying apparel articles. The Association Agreement, once enacted, would supersede the eligibility for the GSP trade preference of the signatory Central American countries. Also in April 2011, the European Union completed legal texts of similar agreements with Colombia and Peru. The impact of the enactment of the Association Agreement and the agreements with Colombia and Peru on our operations cannot be ascertained at this time. Other European Union trade agreements, known as Economic Partnership Agreements, are already in effect with Mexico and several of the Caribbean states.

Proposed legislation in the European Union would, if adopted, extend duty-free treatment to qualifying apparel imported from Pakistan. Such legislation, if enacted, could negatively affect our competitive position in the European Union.

As of July 2010, The People’s Republic of China extended duty-free and quota-free trade benefits awarded to Bangladesh under the Asia-Pacific Trade Agreement to include certain chief-weight cotton apparel articles made in Bangladesh.

The likelihood that any of these measures will be adopted and the extent of their impact on our business cannot be determined with certainty.

Product Safety Regulation

We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008, to the Federal Hazardous Substances Act, to the Flammable Fabrics Act, and to the rules and regulations promulgated pursuant to such statutes. Such laws provide for substantial penalties for non-compliance. These statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children’s products, and for phthalate content in child care articles, including plasticized components of children’s sleepwear. As of December 31, 2011, when the Consumer Product Safety Commission (the “CPSC”) lifts its stay of enforcement with respect to phthalate testing and certification, the CPSC should be actively enforcing all of the requirements listed above. In addition, we are also subject to similar laws and regulations in the various individual states in which our products are sold.

In Canada, we are subject to similar laws and regulations, the most significant of which are the Hazardous Products Act (the “HPA”) and the Canada Consumer Product Safety Act (the “CCPSA”). The CCPSA came into force on June 20, 2011. It is aimed at emphasizing industry's responsibility to provide safe products, strengthening enforcement authorities, providing more and better information for the public, improving the safety of imported products, ensuring better record keeping, and instituting mandatory reporting. Regulations currently in place under the HPA will be incorporated into the CCPSA or, where necessary because of structural differences between the two statutes, replaced by new CCPSA regulations. For example, the CCPSA’s Children’s Sleepwear Regulations replaced the HPA’s Hazardous Products (Children's Sleepwear) Regulations. The CCPSA also provides for new regulations, such as the textile flammability regulations. As under U.S. laws, surface coatings and phthalates are also regulated under the CCPSA.

In the European Union, we are also subject to product safety regulations, the most significant of which are imposed pursuant to the General Product Safety Directive. We are also subject to similar laws and regulations in the other jurisdictions in which our products are sold.

Although we believe that we are in compliance in all material respects with applicable product safety laws and regulations in the jurisdictions in which we operate, the extent of our liability, if any, for past failures to comply with laws, regulations and permits applicable to our operations cannot be reasonably determined.

Intellectual Property

We own several registered trademarks including, among others, the Gildan® trademark in Canada, the United States and in the European Community as well as in many countries in Central America, South America and Asia-Pacific, including Australia. Applications for the registration of the Gildan® trademark, as well as for the Ultra Cotton™, DryBlend™ and Gildan Softstyle™ trademarks, are also pending in several countries. As a result of the acquisition of Gold Toe Moretz, we now also own the iconic Gold Toe® trademark, as well as the Silver Toe®, GT®, Auro®, PowerSox®, All Pro® and Soleution® trademarks, and we will further expand registration of these marks internationally. Gold Toe Moretz is also the exclusive licensee for Under Armour® branded socks in the U.S., Canada, the United Kingdom and Ireland and the exclusive U.S. licensee for New Balance® branded socks.

We have and intend to continue to maintain our trademarks and the relevant registrations, and will actively pursue the registration of trademarks in Canada, the United States and abroad.

Social and Environmental Responsibility

Our social and environmental responsibility program encompasses four major areas of focus:

  People well-being: Commitment to industry-leading working conditions and labour practices at each of our worldwide locations;

  Community engagement: Commitment to our neighbours through dedicated support for youth and humanitarian aid;

  Environmental protection: Commitment to the development and implementation of leading and innovative environmental solutions that reduce the impact of our operations throughout our entire supply chain; and

  Product sustainability: Commitment to a responsible product line through sustainable solutions.

Social Compliance

We provide favourable working conditions for all our employees. All of Gildan’s operations are governed by the Company’s Code of Conduct, which is based on the International Labour Organization Conventions and which also encompasses elements set forth by the Fair Labor Association (“FLA”) and the Worldwide Responsible Accredited Production (“WRAP”), as well as best practices commonly agreed upon in the area of corporate responsibility.

We have implemented internal and external monitoring programs that permit us to verify compliance with local labour laws, as well as with internationally recognized labour standards. Until 2007, the majority of our social compliance monitoring was performed by external third-party auditors. In fiscal 2007, we successfully began internal monitoring audits that complement these external independent audits. Independent third-party monitors also regularly audit our plants, both on an announced and unannounced basis. During fiscal 2011, 63 audits were performed in our facilities and in the facilities of our third-party contractors. Over 35% of these audits were carried out by third-party auditors, 43% of which were mandated by our customers.

Since 2002, all of our mature sewing facilities, and our contractors’ facilities in Haiti have been certified by WRAP, an independent, non-profit organization dedicated to the promotion and certification of lawful, humane and ethical manufacturing throughout the world. WRAP, through independent third-party verification, certifies facilities that comply with its Code of Conduct. All of our third-party sewing contractors are contractually required to follow prescribed employment policies as well as our Code of Conduct.

In November 2003, we joined the FLA as a “Participating Company”. The FLA is internationally recognized and respected as a non-profit organization whose goal is to promote adherence to international labour standards and to improve working conditions for employees worldwide. In fiscal 2007, the FLA accorded accreditation status to our labour compliance program.

Environmental Compliance

Gildan operates within the guidelines and practices set forth in its Environmental Code of Practice. The thrust of our environmental program is to reduce our environmental impact and to preserve the external natural resources the Company utilizes. Innovative systems such as the biotop, a biological wastewater treatment system, and our biomass steam generation systems are some of the sustainable practices we have put in place. The Company monitors, controls and manages other environmental issues through policies which include, but are not limited to, the recycling and creation of measures for waste prevention, minimization, recovery and treatment at all stages of the production cycle including the off-site disposal of any hazardous waste.

We are subject to various federal, state and local environmental and occupational health and safety laws and regulations in the jurisdictions in which we operate, concerning, among other things, wastewater discharges, storm water flows, and solid waste disposal. Our manufacturing plants generate small quantities of hazardous waste, which are either recycled or disposed of off-site. As part of our Corporate Environmental Policy, we monitor, control and manage environmental issues through policies including, but not limited to, recycling and creation of measures for waste prevention, minimization, recovery and treatment at all stages of the production cycle, including the off-site disposal of any hazardous waste. We believe that we are in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located.

In line with our commitment to the environment as well as to the health and safety of our employees we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. For example, Gildan renews annually its OEKO-TEX® Standard 100 certification for its entire product line, including socks, underwear, t-shirts, sport shirts and fleece products. OEKO-TEX® Standard 100 is an internationally recognized testing and certification system, the goal of which is to ensure that products are free of harmful substances. Companies which have their products certified under the Oeko-Tex® Standard 100 can demonstrate to consumers that their products are totally safe in terms of human ecology, and have been manufactured in environmentally conscious companies.

For fiscal 2011, the requirements with regard to environmental protection did not have a significant financial or operational impact on the Company's capital expenditures, earnings and competitive position. Although we do not expect that the amount of these expenditures in the future will have a material adverse effect on our operations, financial condition or liquidity, there can be no assurance that future changes in federal, state, or local regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures or result in a disruption to our supply chain that could have a material adverse effect on our business. Although we believe that we are in compliance in all material respects with the regulatory requirements of the jurisdictions in which our facilities are located, the extent of our liability, if any, for past failures to comply with laws, regulations and permits applicable to our operations cannot be reasonably determined.

For more information on our Gildan Genuine Stewardship program, you can visit www.genuinegildan.com.

3.2	Risk Factors

Please see the “Critical Accounting Estimates”, “Financial Risk Management” and the “Risks and Uncertainties” sections of our 2011 Annual MD&A beginning on page 26, page 21 and page 38, respectively, which are incorporated herein by reference.

3.3	Employees

As at October 2, 2011, we employed approximately 29,500 full-time employees worldwide. We consider our relations with our employees to be good and, as of the date hereof, we have not experienced any work stoppages that have had a material impact on our operations. During fiscal 2010, a union membership drive at our textile manufacturing facility in the Dominican Republic led to the execution of a collective bargaining agreement with a union registered with the Dominican Ministry of Labor, covering approximately 900 employees. The collective bargaining agreement was terminated in February 2011 upon the mutual consent of the Company and the union, although the union continues to claim to represent a majority of the factory workers. Notwithstanding the termination of the agreement, the Company is continuing to provide all of the benefits to the employees covered by the original agreement. A second union is also claiming that it represents the majority of the workers at the plant and has filed a third-party complaint alleging violation of freedom of association with the FLA. The Company collaborated with the FLA in the verification of the majority representation claim of the second union and has now agreed to enter into negotiations with this union for the purposes of completing a collective bargaining agreement.

4.	DIVIDEND POLICY

In December 2010, the Company announced the adoption of a dividend policy which aims to declare and pay cash dividends on a quarterly basis beginning in fiscal 2011. Prior to fiscal 2011, the Board of Directors of the Company had never declared a dividend and had retained the Company’s earnings to take advantage of opportunities to develop and expand its business. The Board of Directors will consider several factors when deciding to declare quarterly cash dividends, which factors shall include the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although our revolving term credit facility requires compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under our dividend policy.

5.	CAPITAL STRUCTURE

5.1	First Preferred Shares

Issuance in Series

The First Preferred shares are issuable in series and the Board of Directors has the right, from time to time, to fix the number of, and to determine the designation, rights, privileges, restrictions and conditions attaching to, the First Preferred shares of each series, subject to the limitations, if any, set out in the Articles of the Company (“Articles”).

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

5.2	Second Preferred Shares

Issuance in Series

The Second Preferred shares are issuable in series and the Board of Directors has the right, from time to time, to fix the number of, and to determine the designation, rights, privileges, restrictions and conditions attaching to, the Second Preferred shares of each series subject to the limitations, if any, set out in the Articles.

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

5.3	Common Shares

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

Each holder of Common Shares is entitled to receive notice of and to attend all meetings of shareholders of the Company, except meetings at which only holders of another particular class or series shall have the right to vote. Each Common Share entitles the holder thereof to one vote.

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

The table below shows the monthly price range per share and the trading volume of the Common Shares for the fiscal year ended October 2, 2011 on the TSX (in Cdn$) and on the NYSE (in US$).

COMMON SHARES
Toronto Stock Exchange (TSX)				New York Stock Exchange (NYSE)
Month	High	Low	Trading Volume (1)	Month	High	Low	Trading Volume (2)
October 4 to 31, 2010	30.30	26.97	6,966,237	October 4 to 31, 2010	29.92	26.24	2,594,080
November 2010	31.22	26.52	14,869,069	November 2010	30.40	26.29	3,469,880
December 2010	31.55	28.05	10,131,016	December 2010	31.04	27.59	3,765,114
January 2011	29.61	27.50	7,824,153	January 2011	29.59	27.51	2,447,788
February 2011	31.85	28.75	12,883,444	February 2011	32.33	29.09	3,064,169
March 2011	32.47	29.45	5,929,394	March 2011	33.17	30.18	2,614,318
April 2011	36.12	30.45	10,488,327	April 2011	37.92	31.83	3,141,748
May 2011	36.47	33.70	6,785,932	May 2011	38.07	34.54	2,848,109
June 2011	36.46	31.79	6,086,796	June 2011	37.55	32.35	4,238,693
July 2011	36.00	28.36	8,753,506	July 2011	37.41	29.62	4,655,065
August 2011	28.18	23.80	14,001,474	August 2011	30.13	24.05	7,413,166
September 2011	29.07	24.90	9,498,123	September 2011	29.32	25.08	3,179,143

(1)	The trading volumes do not reflect any trades done on “alternative trading systems” and only represent approximately 66% of all trades executed in Canada.
(2)	The trading volumes do not reflect any trades done on “alternative trading systems” and only represent approximately 32% of all trades executed in United States.

7.	DIRECTORS AND OFFICERS

Listed below is certain information about the current directors of Gildan. The directors have served in their respective capacities since their election and/or appointment and will continue to serve until the next annual meeting of shareholders or until a successor is duly elected.

Name and Municipality of Residence	Principal Occupation	Director Since
Robert M. Baylis (2)(3)(4) Darien, Connecticut, United States	Corporate Director	February 1999
Glenn J. Chamandy Westmount, Québec, Canada	President and Chief Executive Officer of the Company	May 1984
William D. Anderson(1)(3) Toronto, Ontario, Canada	Corporate Director	May 2006
Russell Goodman(1) (2) Mont Tremblant, Québec, Canada	Corporate Director	December 2010

Name and Municipality of Residence	Principal Occupation	Director Since
George Heller(1)(3) Toronto, Ontario, Canada	Corporate Director	December 2009
Sheila O’Brien (2)(3) Calgary, Alberta, Canada	Corporate Director and Business Advisor President of Belvedere 1 Investments Ltd. (private investment company)	June 2005
Pierre Robitaille(1)(2) St-Lambert, Québec, Canada	Corporate Director	February 2003
James R. Scarborough(2)(3) Wolfeboro, New Hampshire, United States	Corporate Director	December 2009
Richard P. Strubel (1)(3) Chicago, Illinois, United States	Corporate Director	February 1999
Gonzalo F. Valdes-Fauli(1)(2) Key Biscayne, Florida, United States	Corporate Director Chairman of BroadSpan Capital LLC (investment banking firm)	October 2004
____________________
(1)	Member of the Audit and Finance Committee.
(2)	Member of the Corporate Governance Committee.
(3)	Member of the Compensation and Human Resources Committee.
(4)	Chairman of the Board.

Listed below is certain information about the executive officers of Gildan in office as of the date hereof.

Name and Municipality of Residence	Position Held Within the Company and Principal Occupation
Glenn J. Chamandy (1) Westmount, Québec, Canada	President, Chief Executive Officer and Director
Laurence G. Sellyn (1) Beaconsfield, Québec, Canada	Executive Vice-President, Chief Financial and Administrative Officer
Michael R. Hoffman St. James, Barbados	President, Gildan Activewear SRL
Georges Sam Yu Sum (1) Hampstead, Québec, Canada	Executive Vice-President, Operations
Benito Masi (1) Laval, Québec, Canada	Executive Vice-President, Manufacturing
Eric R. Lehman Charleston, South Carolina, United States	President, Retail Sales
____________________
(1)	Officer of the Company.

Glenn J. Chamandy is one of the founders of the Company and has devoted his entire career to building Gildan into an industry leader. Prior to February 2004, Mr. Chamandy held the position of President and Chief Operating Officer. He was then named President and Co-Chief Executive Officer and, in August 2004, he was appointed to the position of President and Chief Executive Officer.

Robert M. Baylis is Chairman of the Board of the Company and will be retiring from the Board of Directors in February 2012. Mr. Baylis is also Lead Director of Host Hotels & Resorts, Inc., a major corporation operating luxury hotels and resorts. Mr. Baylis serves as Trustee and Chairman of the Executive Committee of the Rubin Museum of Art in New York City and as Trustee and Chairman of the Audit Committee of the Woods Hole Oceanographic Institution. Mr. Baylis is also a member of the Board of Overseers of the University of Pennsylvania Museum of Archaeology and Anthropology. He was formerly a director of the New York Life Insurance Company (life insurance provider), Covance Inc. (drug development), Partner Re Limited (reinsurance), Gryphon Holdings, Inc. (insurance company) and of the Wharton International Forum (an executive education program). Mr. Baylis retired from Credit Suisse First Boston as Vice-Chairman in 1996, after thirty-three years with the investment banking firm and its associated corporations, including a term as the Chairman and Chief

Executive Officer of Credit Suisse First Boston (Pacific). Mr. Baylis was educated at Princeton University and at Harvard Business School, and is a Chartered Financial Analyst.

William D. Anderson has had a career as a business leader in Canada spanning over thirty years. Mr. Anderson joined the Bell Canada organization in 1992 where, from 1998 to 2001, he served as Chief Financial Officer of BCE Inc., Canada’s largest telecommunications company. From 2001 to 2005, Mr. Anderson served as President of BCE Ventures, the strategic investment unit of BCE Inc. and, from 2001 to 2007, he was the Chairman and Chief Executive Officer of Bell Canada International Inc., a subsidiary of BCE Inc. formed to invest in telecommunications operations outside Canada. Prior to joining the Bell Canada organization, Mr. Anderson was in public practice for nearly twenty years with the accounting firm KPMG, where he was a partner for eleven years. Mr. Anderson is also Chairman of the Board of Nordion Inc., formerly known as MDS Inc. (global life sciences company) and serves on the board of directors of TransAlta Corporation (power generation and energy marketing firm), where he is also Chairman of the Audit and Risk Committee. He also serves on the board of directors of Sun Life Financial Inc., an international financial services organization. The Board of Directors intends to appoint Mr. Anderson as the Chairman of the Board following the retirement of Robert M. Baylis in February 2012. Mr. Anderson was educated at the University of Western Ontario and is a Fellow of the Institute of Chartered Accountants of Ontario.

Russell Goodman is a corporate director. From 1998 to June 2011, Mr. Goodman was a senior partner of PricewaterhouseCoopers LLP, where he served successively as Managing Partner of Project Finance and Privatization for the Americas, Managing Partner of the Montreal office, and Canadian Managing Partner of the Transactions business. Prior to the formation of PricewaterhouseCoopers in 1998, Mr. Goodman served for twenty-one years with Price Waterhouse LLP, including eleven years as a partner. Mr. Goodman is a member of the board of directors of Forth Ports Limited, which owns and operates major sea and container ports in the United Kingdom, and is also a member of the board of directors of Whistler Blackcomb Holdings Inc. (North America's largest ski resort), where he is also Chairman of the Audit Committee and a member of the Compensation Committee. Mr. Goodman is, as well, a member of the Independent Review Committee of Investors Group Inc. (mutual funds). He also serves on a number of advisory and not-for-profit boards, including the Pointe-à-Callière Foundation, where is Chairman of the Board. He previously served as President of the Canadian Club of Montreal. He is a Fellow of the Order of Chartered Accountants of Quebec and is certified by the Institute of Corporate Directors. Mr. Goodman was educated at McGill University.

George Heller has had a career as a business leader in the retail sector that spans over forty years. From 1999 to 2006, Mr. Heller served as President and Chief Executive Officer of the Hudson’s Bay Company, Canada’s largest diversified general merchandise retailer, operating more than 600 retail outlets in Canada under four banners: the Bay, Zellers, Home Outfitters and Fields. Prior to that, Mr. Heller was President and Chief Executive Officer of Zellers, the mass merchandise retailer of the Hudson’s Bay Company and a leading Canadian mass merchandise department store. Mr. Heller has also held a number of other key positions in the retail industry, including as President and Chief Executive Officer of Kmart Canada (discount department stores), President, North America & Europe of Bata Industries Ltd. (international footwear manufacturer) and Executive Vice-President of Woodwards Department Stores (department store chain). Mr. Heller also served as President and Chief Executive Officer of the Victoria Commonwealth Games. Mr. Heller currently serves as President of the Commonwealth Games of Canada Foundation (a fundraising organization for amateur athletes) and is a member of its board of directors. Mr. Heller also serves on the board of the Asia Pacific Foundation of Canada, a not-for-profit think-tank on Canada’s relations with Asia, where he is Chair of the Investment Committee. Mr. Heller has acted since 2008 as Honorary Consul General of Thailand and as Honorary Trade Advisor to the Government of Thailand since 2000. Mr. Heller has received Honorary Doctorates from Ryerson University and the University of Victoria.

Sheila O’Brien, CM, is President of Belvedere 1 Investments Ltd., and serves as a business advisor and corporate director. She has had a thirty-year career as a senior executive in the oil and gas and petrochemical sectors in the areas of human resources, investor relations and public and government relations in Canada, the United States and Europe. Prior to 2004, Ms. O’Brien was Senior Vice-President, Human Resources, Public Affairs, Investor and Government Relations at NOVA Chemicals Corporation, a producer of commodity plastics and chemicals, where she was the architect of a corporate restructuring practice that was designated a worldwide best practice by Watson Wyatt Consulting Firm. She has also been active on the boards of directors of over thirty public sector and not-for-profit organizations, and was awarded the Order of Canada for her community leadership in 1998. Ms. O’Brien also serves on the board of directors of MaRS (Medical and Related Sciences), where she is Chair of the Human Resources and Corporate Governance Committee and she serves on the board of Advantage Energy Corporation, a Calgary-based oil and gas company. In addition to her corporate career, she has acted as a special advisor to the president at the University of Calgary. Ms. O’Brien is the co-author of two books, “An Extraordinary West – A Narrative Exploration of Western Canada’s Future” published in November

2010, and “Catching a Rising Tide: A Western Energy Vision for Canada” published in November 2011. She is a graduate of the MTC program at the University of Western Ontario, and completed a one-year sabbatical on creativity and innovation at various U.S. schools in 1990.

Pierre Robitaille is a corporate director. Mr. Robitaille previously pursued his career at SNC-Lavalin Group Inc., a global engineering and construction firm, where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than twenty years with the public accounting and management consulting firm Ernst & Whinney, where he held the positions of Managing Partner of the Montreal office, President of the firm in Québec, and member of its national board of directors. Mr. Robitaille also serves on the board of directors and is the Chair of the Audit Committee of Nav Canada, a civil air navigation services provider. Mr. Robitaille is a Fellow member of the Québec Order of Chartered Accountants. He was educated at HEC-Montreal and McGill University Business School.

James R. Scarborough has had a career as a business leader in the retail industry that spans over thirty-eight years. Mr. Scarborough retired in June 2010 as Chairman of the Board of Stage Stores, Inc., a U.S.-based specialty department store retailer that operates over 780 department stores in thirty-nine states under five banners: Bealls, Goody’s, Palais Royal, Peebles, and Stage. Mr. Scarborough joined Stage Stores in 2000 as its President and Chief Executive Officer, and held this position until his retirement in 2008. Mr. Scarborough previously held other senior positions in the retail sector, including President and Chief Executive Officer of Busy Body, Inc., a specialty retailer of premium fitness equipment, and Seattle Lighting, Inc., a supplier of lighting fixtures to the homebuilder, commercial and retail markets, as well as President and Chief Operating Officer of Enstar Specialty Retail, Inc., a footwear and women’s apparel retailer, and its subsidiary AMRET, Inc. Mr. Scarborough began his retail career in 1972, at Filene’s of Boston, a division of Federated Department Stores. Mr. Scarborough also serves on the board of directors and is Chair of the Compensation Committee of Charming Charlie, Inc., a women’s fashion accessories house. Mr. Scarborough was educated at St. Michael’s College in Vermont, United States.

Richard P. Strubel is a corporate director. Prior to 2008, he was Vice-Chairman of the Board of Cardean Learning Group (formerly known as Unext), a provider of advanced education over the Internet, where from 1999 to 2004 he served as President and Chief Operating Officer. From 1990 to 1999, Mr. Strubel was Managing Director of Tandem Partners, Inc., a privately-held management services firm, and from 1984 to 1994, he served as President and Chief Executive Officer of Microdot, Inc. Prior to that, Mr. Strubel served as President of Northwest Industries, then a NYSE-listed company, which included Fruit of the Loom and BVD among its operating entities. Mr. Strubel also serves on the board of directors of the mutual funds of Goldman Sachs & Co. and is Chairman of the Board of the Northern Funds of Northern Trust. Mr. Strubel is also Trustee of the University of Chicago. Mr. Strubel was educated at Williams College and Harvard Business School.

Gonzalo F. Valdes-Fauli is Chairman of the Board of BroadSpan Capital LLC, an investment banking firm specializing in financial advisory services. Mr. Valdes-Fauli retired from Barclays Bank PLC (major UK-based global bank) in 2001, where he held the position of Vice-Chairman, Barclays Capital, and Group Chief Executive Officer, Latin America. Mr. Valdes-Fauli also serves on the board of directors of Blue Cross Shield of Florida (health insurance provider), and was Chairman of the Board of Republic Bank of Dominican Republic (financial services provider) until November 2007. He is Trustee Emeritus of the University of Miami and Spring Hill College in Mobile, Alabama. Mr. Valdes-Fauli holds a Master’s Degree in international finance from Thunderbird Graduate School for International Management.

Laurence G. Sellyn was appointed to the position of Executive Vice-President, Chief Financial and Administrative Officer of the Company in November 2005. He joined Gildan as Executive Vice-President, Finance and Chief Financial Officer of the Company in April 1999. Prior to joining Gildan, Mr. Sellyn served as Senior Vice-President, Finance and Corporate Development and Chief Financial Officer of Wajax Limited, an industrial distribution company, where he was employed from October 1992 to March 1999. Prior to joining Wajax, he was employed by Domtar Inc., where he held various positions, including Corporate Controller and Vice-President, Business Planning and Development. Mr. Sellyn is a Fellow of the Institute of Chartered Accountants of England and Wales and a graduate of Oxford University. Mr. Sellyn is on the Advisory Board of Héritage Montréal, and acts as Co-Chairman of their fundraising campaign.

Michael R. Hoffman joined Gildan in October 1997. He served as Vice-President, Sales and Marketing for the international division until his appointment as President of Gildan Activewear SRL in February 2001. Prior to joining Gildan, Mr. Hoffman was employed by Fruit of the Loom, Inc., where he last served as Divisional Vice-President of the Activewear Division.

Georges Sam Yu Sum has been Executive Vice-President, Operations of the Company since 2000. From 1998 to 2000, he served as Vice-President, Operations of the Company and from 1995 to 1998, he served as its Director of Operations. Prior to joining Gildan in 1995, Mr. Sam Yu Sum spent sixteen years with Dominion Textiles, where he served in various managerial capacities, from manufacturing to sales.

Benito Masi has been involved in apparel manufacturing in North America for over twenty-five years. He joined Gildan in 1986, and since then has held various positions in the Company. He was appointed Vice-President, Apparel Manufacturing in February 2001 and his title was changed to Vice-President, Corporate Apparel Operations in September 2003. In August 2004, he was appointed Executive Vice-President, Apparel Manufacturing and was appointed Executive Vice-President, Manufacturing in January 2005.

Eric R. Lehman joined Gildan in December 2006 as Executive Vice-President, Supply Chain. In November 2008, Mr. Lehman’s responsibilities were expanded to include information technology and operational excellence and his title changed to Executive Vice-President, Supply Chain, Information Technology and Operational Excellence until his appointment as President, Retail Sales in January 2011. He has over twenty years of experience in the supply chain function with major national apparel brands. Prior to joining Gildan, Mr. Lehman was employed by Russell Corporation, where he last served as Vice-President of Supply Chain. Prior to that, he held senior supply chain planning positions at both Fruit of the Loom, Inc. and the Hanes Division of Sara Lee Corporation.

As at December 9, 2011, the executive officers and directors of the Company as a group own 10,282,477 Common Shares, which represents 8.5% of the voting rights attached to all Common Shares.

8.	AUDIT AND FINANCE COMMITTEE DISCLOSURE

8.1	Mandate of the Audit and Finance Committee

The mandate of the Audit and Finance Committee is included herewith as Appendix A.

8.2	Composition of the Audit and Finance Committee

The Audit and Finance Committee is composed of six independent and financially literate directors, as such terms are defined under Canadian and U.S. securities laws and regulations, and in accordance with the NYSE Corporate Governance Standards. Their education and experience relevant to the performance of their responsibilities as members of the Audit and Finance Committee are as follows:

William D. Anderson – Mr. Anderson is the Chairman of the Audit and Finance Committee. He is a chartered accountant and has a business career spanning over thirty years. He joined the Bell Canada organization in 1992, and from 1998 to 2001 he served as Chief Financial Officer of BCE Inc. From 2001 to 2005 he was the President of BCE Ventures, and from 2001 to 2007 served as the Chairman and Chief Executive Officer of Bell Canada International Inc. Prior to his career at the Bell Canada organization, Mr. Anderson was with the accounting firm KPMG for nearly twenty years, including eleven years as a partner. Mr. Anderson is also the Chairman of the Audit and Risk Committee of TransAlta Corporation, and serves on the Audit and Risk Review Committees of Sun Life Financial Inc. Mr. Anderson is a Fellow of the Institute of Chartered Accountants of Ontario.

Russell Goodman – Mr. Goodman is a corporate director. He was previously a senior partner at PricewaterhouseCoopers, where he served successively until June 2011 as Managing Partner of Project Finance and Privatization for the Americas, as Managing Partner of the Montreal office, and as Canadian Managing Partner of the Transactions Advisory Services group. Prior to the formation of PricewaterhouseCoopers in 1998, he served twenty-one years with Price Waterhouse, including eleven years as a partner. Mr. Goodman is also the Chairman of the Audit Committee of Whistler Blackcomb Holdings Inc. Mr. Goodman is a Fellow of the Order of Chartered Accountants of Quebec, a Certified Fraud Examiner, and is certified by the Institute of Corporate Directors.

George Heller – Mr. Heller is a corporate director. He is the retired President and Chief Executive Officer of the Hudson’s Bay Company, a position he held from 1999 to 2006. Prior to his career at the Hudson’s Bay Company, Mr. Heller held several key executive positions in the retail industry, including President and Chief Executive Officer of Zellers, President and Chief Executive Officer of Kmart, President – North America and Europe of Bata Industries Ltd., and Executive Vice-President of Woodwards Department Stores. He also served as President and Chief Executive Officer of the Victoria Commonwealth Games, and is currently President of the Commonwealth Games of Canada Foundation.

Pierre Robitaille – Mr. Robitaille is a business advisor and corporate director. He was previously Executive Vice-President and Chief Financial Officer at SNC-Lavalin Group Inc., a position he held from 1990 to 1998. Prior to his career at SNC-Lavalin Group Inc., Mr. Robitaille worked more than twenty years with the public accounting and management services firm Ernst & Whinney, including ten years as Audit Partner, and served as Managing Partner of the Montreal office and as President of the firm in Quebec. He has served on audit committees of several listed companies, and is currently the Chair of the Audit Committee of Nav Canada. Mr. Robitaille is a Fellow of the Order of Chartered Accountants of Quebec. He was educated at HEC-Montreal and McGill Business School.

Richard P. Strubel – Mr. Strubel is a corporate director. He was previously President and Chief Operating Officer of Cardean Learning Group, a position he held from 1999 to 2004, and served as Vice-Chairman of its Board until 2008. Prior to this, Mr. Strubel had an extensive career as a business executive. He served as Managing Director of Tandem Partners Inc., as President and Chief Executive Officer of Microdot Inc., and as President of Northwest Industries. Mr. Strubel also has extensive experience serving on several boards of directors, including as a member of audit committees. Mr. Strubel was educated at Williams College and Harvard Business School.

Gonzalo F. Valdes-Fauli – Mr. Valdes-Fauli is a corporate director. He retired from Barclays Bank PLC in 2001, where he held the position of Vice-Chairman, Barclays Capital, and served as Group Chief Executive Officer of Barclays Bank Latin America from 1988 to 2001. Mr. Valdes-Fauli is Chairman of BroadSpan Capital LLC, and served as Chairman of the Board of Republic Bank of Dominican Republic until November 2007. Mr. Valdes-Fauli has more than thirty years of experience in finance and holds a Master’s Degree in international finance from Thunderbird Graduate School for International Management.

8.3	Pre-Approval of Non-Audit Services

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

8.4	External Auditor Service Fees

The aggregate fees billed by KPMG LLP (“KPMG”), the Company’s external auditor, for various audit-related and non-audit services rendered for the fiscal years 2011 and 2010 were as follows:

Audit Fees — The aggregate audit fees billed by KPMG were Cdn$1,752,531 for fiscal 2011 and Cdn$1,500,608 for fiscal 2010. These services consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, consultation concerning financial reporting and accounting standards, including assistance in preparing the Company for compliance with the requirements of International Financial Reporting Standards, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were Cdn$418,610 for fiscal 2011 and Cdn$786,003 for fiscal 2010. These services consisted of due diligence services relating to actual and potential acquisitions and also translation services in both years. Such due diligence services related primarily to financial accounting and internal control issues.

Tax Fees — The aggregate tax fees billed by KPMG were Cdn$795,810 for fiscal 2011 and Cdn$416,780 for fiscal 2010. These services consisted of tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies, and tax advisory services relating to domestic and international taxation.

All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were nil for both fiscal 2011 and fiscal 2010.

9.	LEGAL PROCEEDINGS

With the exception of the legal proceedings mentioned below, the Company is only a party to claims and litigation arising in the normal course of its operations. While we cannot predict the final outcome of the claims and litigation arising in the normal course of the Company’s operations, management does not currently expect the resolution of these matters to have a material adverse effect on the consolidated financial position or results of operations of Gildan.

As of the date hereof, the proceedings with respect to which Gildan was a party to or involved in during fiscal 2011, for claimed damages in excess of 10% of its current assets, were the following:

Class Action Suits

The Company and certain of its senior officers were named as defendants in a number of class action lawsuits filed in the United States District Court for the Southern District of New York, which were subsequently consolidated, alleging claims under the U.S. securities laws, as well as in class action lawsuits filed in the Ontario Superior Court of Justice and in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits alleged, among other things, that the defendants misrepresented the Company’s financial condition and its financial prospects in its earnings guidance concerning the 2008 fiscal year, which guidance was subsequently revised on April 29, 2008. The Ontario suit claimed damages of Cdn$500 million, punitive damages of Cdn$5 million and other monetary relief. The Québec suit was for unspecified damages and other monetary relief and the claims in the U.S. suit were for unspecified damages.

On August 3, 2010, the Company announced that it had entered into an agreement to settle all claims raised in these class action lawsuits, subject to final approval from the courts, on behalf of all persons who acquired the Company’s Common Shares between August 2, 2007 and April 29, 2008 (the “Class Members”). Final court approval of the settlement was obtained from each of the courts in February and March 2011 and all of the actions have been dismissed on terms including releases from Class Members of the claims against the Company and the named senior officers. The settlement agreement provided for a total settlement amount of $22.5 million, which has been entirely funded by the Company’s insurers. Therefore no provision has been recorded in the consolidated financial statements and no amounts have been disbursed by the Company in respect of the settlement.

10.	TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Company is Computershare Investor Services Inc. having offices in Montreal and Toronto at which the register of transfer of the Common Shares is held. The co-transfer agent and co-registrar of the Company is Computershare Trust Company, N.A., having an office in Golden, Colorado.

11.	MATERIAL CONTRACTS

Other than the agreements entered into during the normal course of business, the only material agreements entered into in fiscal 2011, or before fiscal 2011 and which are still in force, are the following:

  The Merger Agreement dated April 11, 2011 by and among Gildan USA Inc., Midas Acquisition Corp., Gold Toe Moretz Holdings Corp. and Blackstone Capital Partners V L.P. This agreement was filed through SEDAR on June 28, 2011; and

  The Shareholder Rights Plan Agreement approved by the Board of Directors on December 1, 2010, and which was subsequently submitted to the Company’s shareholders for ratification at the annual shareholders’ meeting on February 9, 2011. This agreement was filed through SEDAR on December 3, 2010.

12.	INTERESTS OF EXPERTS

KPMG, the external auditor of the Company, reported on the 2011 Financial Statements, which were filed with the securities regulatory authorities. We are advised that, as at the date hereof, the members of KPMG are independent in accordance with the Code of Ethics of the Ordre des Comptables agréés du Québec. These rules are equivalent or similar to Rules of Professional Conduct applicable to chartered accountants in the other provinces of Canada.

13.	FORWARD – LOOKING STATEMENTS

Certain statements included in this Annual Information Form constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Critical Accounting Estimates” and “Financial Risk Management” sections beginning on page 26 and page 21 of the 2011 Annual MD&A, respectively, and the risks described under the section “Risks and Uncertainties” beginning on page 38 of the 2011 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

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
  our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
  the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
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

  negative publicity as a result of violation of local labour laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
  our dependence on key management and our ability to attract and/or retain key personnel;
  changes to and failure to comply with consumer product safety laws and regulations;
  adverse changes in third party licensing arrangements and licensed brands;
  our ability to protect our intellectual property rights;
  changes in accounting policies and estimates; and
  exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2012 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this Annual Information Form are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this Annual Information Form are expressly qualified by this cautionary statement.

14.	ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Company’s equity compensation plans is contained in the management proxy circular for its most recent annual meeting of security holders that involve the election of directors. Additional financial information is provided in the 2011 Financial Statements and the 2011 Annual MD&A for its most recently completed financial year, both of which are incorporated herein by reference.

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

Gildan Activewear Inc. (the “Registrant”) undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission (“SEC”), and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in such securities.

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

Under the supervision and with the participation of our principal executive officer and our principal financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of October 2, 2011, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

Management’s assessment of the effectiveness of our internal control over financial reporting as of October 2, 2011 excluded Gold Toe Moretz Holdings Corp. (“Gold Toe Moretz”), which we acquired on April 15, 2011. Gold Toe Moretz is a wholly-owned subsidiary of ours whose total assets and total net sales represented approximately 24% of our consolidated total assets and approximately 7% of our consolidated net sales, respectively, as of and for the year ended October 2, 2011.

E.	Attestation report of the registered public accounting firm.

KPMG LLP (“KPMG”), an independent registered public accounting firm, that audited and reported on our financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F, has issued an attestation report on the effectiveness of our internal control over financial reporting as of October 2, 2011. The attestation report is included on page 52 of the financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F.

F.	Changes in internal controls over financial reporting.

There have been no changes during fiscal year 2011 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

G.	Audit Committee Financial Experts

The Registrant’s board of directors has determined that it has at least four (4) audit committee financial experts serving on its Audit and Finance Committee. Mr. William D. Anderson, Mr. Russell Goodman, Mr. Pierre Robitaille, and Mr. Gonzalo F. Valdes-Fauli have been determined to be such audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The SEC has indicated that the designation of Mr. Anderson, Mr. Goodman, Mr. Robitaille, and Mr. Valdes-Fauli as audit committee financial experts does not make Mr. Anderson, Mr. Goodman, Mr. Robitaille, and Mr. Valdes-Fauli “experts” for any purpose, impose any duties, obligations or liability on Mr. Anderson, Mr. Goodman, Mr. Robitaille, and Mr. Valdes-Fauli that are greater than those imposed on members of the Audit and Finance Committee and Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit and Finance Committee.

H.	Code of Ethics

The Registrant has adopted a Code of Ethics and Code of Conduct (the “Code of Ethics”) that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics is available at the Registrant’s Internet website, www.gildan.com/corporate/IR/corporateGovernance.cfm, and is available, without charge, in print to any shareholder who requests it.

I.	Principal Accountant Fees and Services

In addition to retaining KPMG to report upon the annual consolidated financial statements of the Registrant, the Registrant retained KPMG to provide various audit-related and non-audit services in fiscal 2011. The aggregate fees billed for professional services by KPMG for each of the last two (2) fiscal years, were as follows:

Audit Fees — The aggregate audit fees billed by KPMG were Cdn$1,752,531 for fiscal 2011 and Cdn$1,500,608 for fiscal 2010. These services consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, consultation concerning financial reporting and accounting standards, including assistance in preparing the Company for compliance with the requirements of International Financial Reporting Standards, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were Cdn$418,610 for fiscal 2011 and Cdn$786,003 for fiscal 2010. These services consisted of due diligence services relating to actual and potential acquisitions and also translation services in both years. Such due diligence services related primarily to financial accounting and internal control issues.

Tax Fees — The aggregate tax fees billed by KPMG were Cdn$795,810 for fiscal 2011 and Cdn$416,780 for fiscal 2010. These services consisted of tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies, and tax advisory services relating to domestic and international taxation.

All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were nil for both fiscal 2011 and fiscal 2010.

All fees billed to the Registrant by KPMG in fiscal 2011 were pre-approved by the Registrant’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate and pursuant to applicable legislation. The mandate of the Audit and Finance Committee is available on the Registrant’s Internet website at www.gildan.com/corporate/IR/corporateGovernance.cfm.

In fiscal 2011 and fiscal 2010, the Company’s Audit and Finance Committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.

J.	Off-Balance Sheet Arrangements

Operating Leases and Commitments

The Registrant has no commitments that are not reflected in its balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations on page 19 of its Management’s Discussion and Analysis (see Exhibit 99.1) (the “MD&A”). As disclosed in Note 14 to the Registrant’s Consolidated Financial Statements (see Exhibit 99.2), the Registrant has issued standby letters of credit and corporate guarantees primarily from various servicing agreements amounting to $15.1 million at October 2, 2011.

Derivative Financial Instruments

From time to time, the Registrant uses forward foreign exchange contracts and zero-cost collar options to hedge cash flows related to sales and operating expenses in foreign currencies (non-U.S. dollar). A forward foreign exchange contract represents an obligation to exchange a foreign currency with a counterparty at a predetermined rate whereas a zero-cost collar option represents an option to convert foreign currency within a range on a specific date. The Registrant has also entered into a series of interest rate swap contracts to fix the variable interest rates on a designated portion of the borrowings under the revolving long-term credit facility. The Registrant is subject to financial risks related to its exposure to interest rate and foreign currency fluctuations, as well as credit risk in the event of failure by a counterparty to meet its obligations. The Registrant’s exposure to financial risks is described in more detail in the “Financial Risk Management” section of its MD&A beginning on page 21 (see Exhibit 99.1) .

The Registrant does not use derivative financial instruments for speculative purposes. Forward foreign exchange contracts and zero-cost collar options are entered into with maturities not exceeding twelve months and interest rate swap contracts are entered into with maturities not exceeding the maturity date of the revolving long-term credit facility.

For the years ended October 2, 2011 and October 3, 2010, net earnings included a recognized loss of $7.0 million and a recognized gain of $3.9 million, respectively, both relating to derivative financial instruments.

As disclosed in Note 22 to the Registrant’s Consolidated Financial Statements (see exhibit 99.2), at October 2, 2011 the Registrant had outstanding derivative financial instruments relating to commitments to buy and sell foreign currencies through forward foreign exchange contracts and zero-cost collar options and instruments to fix the variable interest rates on the revolving long-term credit facility. The fair value of the forward foreign exchange contracts, zero-cost collar options and interest rate swap contracts, determined using observable market inputs, was a net liability of $0.7 million as at October 2, 2011 and a net liability of $2.0 million as at October 3, 2010.

K.	Tabular Disclosure of Contractual Obligations

See page 19 of Exhibit 99.1.

L.	Corporate Governance Guidelines

The Registrant has adopted Corporate Governance Guidelines as well as mandates for its board of directors and each of its three committees which are available at the Registrant’s Internet website, www.gildan.com/corporate/IR/corporateGovernance.cfm, and are available in print to any shareholder who requests them.

M.	Identification of the Audit Committee

The Registrant has a standing audit committee established in accordance with Section 3 (a) (58) (A) of the Exchange Act. The members of the Registrant’s Audit and Finance Committee are William D. Anderson, George Heller, Pierre Robitaille, Richard P. Strubel, Gonzalo F. Valdez-Fauli, and Russell Goodman, who joined the Audit and Finance Committee in August 2011. Please refer to the section 8 of our Annual Information Form entitled “Audit and Finance Committee Disclosure”, included herein, for additional information.

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

Although many of the NYSE Corporate Governance Standards do not apply to the Registrant, it nevertheless voluntarily complies with most of the NYSE Standards. In fact, the Registrant’s corporate governance practices differ significantly in only one respect from those required of U.S. domestic issuers under the NYSE Standards, which is with respect to the approval of equity compensation plans. The NYSE Standards require shareholder approval of all equity compensation plans and material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. The TSX Rules, however, do not require shareholder approval in all those circumstances. Hence, only the creation or material amendments to equity compensation plans that provide for new issuances of securities are subject to shareholder approval. The Registrant has in place plans which did not require the approval of its shareholders under the TSX Rules but which could have required the approval of its shareholders under the NYSE Standards as applicable to U.S. domestic issuers.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED: December 9, 2011

GILDAN ACTIVEWEAR INC.

/s/ Lindsay Matthews
Name:	Lindsay Matthews
Title:	Vice-President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of the Registrant for the year ended October 2, 2011
99.2	Audited comparative consolidated financial statements of the Registrant as at and for the year ended October 2, 2011
99.3	Consent of KPMG LLP
99.4	Reconciliation to United States GAAP
99.5	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)
99.6	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code