Form 40-F
period 2012-09-30
Gildan Activewear Inc.
filed 2012-12-07
CIK 1061894

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or ;

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: September 30, 2012	Commission File number: 01-14830

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
121,596,490

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

Yes [X]                                                                                            No [   ]

GILDAN ACTIVEWEAR INC.

ANNUAL INFORMATION FORM

for the year ended September 30, 2012

December 7, 2012

GILDAN ACTIVEWEAR INC.
2012 ANNUAL INFORMATION FORM
TABLE OF CONTENTS

This Annual Information Form is dated December 7, 2012 and, except as otherwise indicated, the information contained herein is given as of December 7, 2012.

Unless otherwise indicated, all dollar amounts set forth herein are expressed in U.S. dollars and all financial information set forth herein is prepared in accordance with International Financial Reporting Standards (“IFRS”).

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

The information appearing in the extracts of the documents listed below and specifically referred to in this Annual Information Form is incorporated herein by reference:

-	Audited Consolidated Financial Statements as at and for the year ended September 30, 2012 (the “2012 Financial Statements”);

-	Management’s Discussion and Analysis for the year ended September 30, 2012 (the “2012 Annual MD&A”); and

-	The latest Notice of Annual Meeting of Shareholders and Management Proxy Circular filed on SEDAR.

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

On February 2, 2005, we filed Articles of Amendment in order to, among other things, (i) create a new class of common shares (the “Common Shares”), (ii) change each of the issued and outstanding Class A Subordinate Voting shares into one of the newly-created Common Shares, and (iii) remove the Class B Multiple Voting shares and the Class A Subordinate Voting shares as well as the rights, privileges, restrictions and conditions attaching thereto. On February 15, 2011, we filed Reinstated Articles of Incorporation in order to change the number of directors to a minimum of five and a maximum of twelve as determined by the directors from time to time and to appoint one or more directors in accordance with the law governing the Company.

Our principal executive offices and registered office are located at 600 de Maisonneuve Boulevard West, 33rd Floor, Montreal, Québec, Canada H3A 3J2, and our main telephone number at that address is (514) 735-2023.

1.2	Intercorporate Relationships

The following table indicates our principal subsidiaries, their jurisdiction of incorporation and the percentage of voting securities that we beneficially own or over which we exercise direct or indirect control:

Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Securities or Partnership Interests that Gildan held as at December 7, 2012
Gildan Activewear SRL	Barbados	100%
Gildan USA Inc.	Delaware	100%
Gildan Choloma Textiles, S. de R.L.	Honduras	100%
Gildan Activewear Dominican Republic Textile Company Inc.	Barbados	100%
Gildan Honduras Hosiery Factory, S. de R.L.	Honduras	100%
Gildan Activewear Properties (Dominican Republic) Inc.	Barbados	100%
Gildan Activewear (UK) Limited	United Kingdom	100%
Gildan Hosiery Rio Nance, S. de R.L.	Honduras	100%
GoldToeMoretz, LLC	Delaware	100%
Gildan Honduras Properties, S. de R.L.	Honduras	100%
Gildan Mayan Textiles, S. de R.L.	Honduras	100%
Anvil Knitwear, Inc.	Delaware	100%

The subsidiaries that have been omitted do not represent individually more than 10% of the consolidated assets and 10% of the consolidated revenue of Gildan, or in the aggregate more than 20% of the total consolidated assets and the consolidated revenue as at and for the year ended September 30, 2012.

2.	GENERAL DEVELOPMENT OF THE BUSINESS

The following section describes how our business has evolved in the last three completed financial years and lists key events that have influenced the development of our business.

2.1	Recent Developments

  On November 28, 2012, Gildan’s Board of Directors approved a 20% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.09 per share payable on January 7, 2013 to shareholders of record on December 13, 2012.

  During the first quarter of fiscal 2013, the Company completed the acquisition of the remaining 50% of CanAm Yarns, LLC (“CanAm”), its 50%-owned yarn-spinning joint venture. The Company is currently planning to modernize and expand the two CanAm yarn-spinning facilities and is also planning a new yarn-spinning facility in the U.S. The strategic rationale for the Company’s investment in vertically-integrated yarn-spinning is to support its projected sales growth and to continue to pursue its business model of investing in global low-cost manufacturing technology and in product technology which will provide consistent superior product quality. The Company is investing in ring-spun yarn technology which will provide enhanced quality features as well as qualify for duty-free access to U.S. markets under the Dominican Republic-Central America-United States Free Trade Agreement (“CAFTA-DR”), which requires the use of U.S. yarn or yarn spun in other CAFTA-DR member countries. Ring-spun products will be utilized as part of the Company’s product offering in the Branded Apparel segment.

2.2	Developments in Fiscal 2012

  The unprecedented volatility in the cost of cotton in fiscal 2011, which saw cotton prices reach historic highs in the first half of the year followed by an equally rapid and steep reversal in the second half of fiscal 2011, hurt overall profitability in the apparel industry in the first half of fiscal 2012. Activewear margins in the first half of fiscal 2012 for our Printwear segment were significantly negatively affected by the consumption of inventory produced in fiscal 2011 with high-cost cotton. In addition, the Company’s net loss reported in the first quarter of fiscal 2012 was impacted by significant inventory destocking by U.S. distributors in anticipation of selling price reductions from suppliers. In the first quarter of fiscal 2012, we reduced our selling prices in the U.S. distributor channel. We believe that lower selling prices helped stimulate the recovery in demand in the U.S. distributor channel in fiscal 2012 and reinforced our industry leading position in this market. Similarly, in the first half of fiscal 2012, the Branded Apparel segment was also affected by the consumption of inventory produced with high-cost cotton.

  As of fiscal 2012, the Company began managing and reporting its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. A more detailed description of our operating segments is contained under item 3.1 “Business Overview”.

  On May 9, 2012, the Company acquired 100% of the common shares of Anvil Holdings, Inc. (“Anvil”) for cash consideration of $87.4 million, net of cash acquired. Anvil is a supplier of high-quality basic T-shirts and sport shirts. The acquisition of Anvil further enhances Gildan’s leadership position in the U.S. printwear market, and also positions the Company with potential growth opportunities as a supply chain partner to leading consumer brands with rigorous criteria for product quality and social responsibility. The acquisition is also expected to generate cost savings from integration synergies. Gildan financed the acquisition by the utilization of its revolving long-term credit facility.

  During fiscal 2012, we began the ramp-up of our newest textile facility, Rio Nance 5. During the production ramp-up of Rio Nance 5, we suspended production temporarily at our most mature facility, Rio Nance 1, in order to modernize and refurbish the facility and improve its cost efficiency. Rio Nance 1 is expected to be available to resume operations in the second half of fiscal 2013 and production at the facility will be ramped-up as required. The addition of Rio Nance 5 and the resumption of production at Rio Nance 1 are expected to support our capacity requirements for our planned growth over the next few years.

  On December 2, 2011, the Toronto Stock Exchange (“TSX”) approved the renewal of Gildan’s normal course issuer bid to purchase up to a maximum of 1,000,000 Common Shares, representing approximately 0.8% of its issued and outstanding Common Shares as at November 30, 2011. The Company did not make any purchases during the period of the bid and did not renew its normal course issuer bid when it expired on December 5, 2012.

2.3	Developments in Fiscal 2011

  In the first half of fiscal 2011, we experienced a recovery in demand in our target printwear markets. However, starting with the third quarter of fiscal 2011, market conditions weakened and demand in the U.S. wholesale distributor channel declined approximately 8% in the second half of fiscal 2011. Towards the latter part of fiscal 2010 we began to see a dramatic increase in cotton prices which peaked to historical new highs during fiscal 2011. In response to the significant increase in cotton costs, apparel suppliers, including Gildan, implemented successive price increases beginning in the fourth quarter of fiscal 2010 and during fiscal 2011. During the second half of fiscal 2011, cotton future prices began a rapid and significant decline, but with no immediate benefit on industry costs as existing manufacturer inventories continued to reflect cotton purchased at the previously higher levels of cotton prices. Despite existing high-cost cotton in manufacturer inventories, short-term promotional discounting began to increase in the U.S. distributor channel at the end of the fourth quarter of fiscal 2011.

  On December 1, 2010, the Company’s Board of Directors approved the introduction of a quarterly cash dividend in the amount of $0.075 per share payable on all issued and outstanding Common Shares. During fiscal 2011, the Company paid an aggregate of $27.5 million of dividends.

  On December 1, 2010, the Company’s Board of Directors also approved the reinstatement of a normal course issuer bid to repurchase up to 1,000,000 outstanding Common Shares of the Company on the TSX and the New York Stock Exchange (“NYSE”). The Company was authorized to make purchases under the bid during the period from December 6, 2010 to December 5, 2011 or until such time as the bid was completed or terminated at the Company’s option. The price paid was the market price of the Common Shares on the stock exchange on which the shares were purchased at the time of acquisition. During fiscal 2011, the Company purchased 400,000 Common Shares under the bid for an aggregate amount of approximately $10.5 million. The Common Shares purchased under the bid were cancelled.

  On April 15, 2011, the Company acquired 100% of the common shares of Gold Toe Moretz Holdings Corp. (“Gold Toe Moretz”) for consideration transferred of $347.7 million, net of cash acquired, including contingent consideration of $5.3 million. The contingent consideration at the date of acquisition was comprised of up to 150,000 common shares which were issued in the form of treasury restricted share units contingent on specified future events. Gold Toe Moretz is a leading supplier of high-quality branded athletic, casual and dress socks for national chains, mass-market retailers, price clubs, department stores and specialty sporting goods stores in the United States. The acquisition was financed using $100 million of cash on hand and $250 million drawn on Gildan’s revolving credit facility. The acquisition of Gold Toe Moretz represents an important step in our ongoing strategic development in retail. In addition to the introduction of leading consumer brands, the acquisition significantly expands and diversifies our channels of distribution across the broad spectrum of the U.S. retail channel.

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

2.4	Developments in Fiscal 2010

  Following the severe economic downturn in 2009, we began to experience a recovery in demand in our target printwear markets in the second quarter of fiscal 2010. This recovery contributed in part to the Company’s significant sales growth in fiscal 2010. The recessionary conditions from the severe economic downturn in fiscal 2009 followed by the economic recovery, however, created challenging conditions for the apparel marketplace, including global yarn shortages and freight distribution shortages, compounded by volatility in cotton prices. Towards the latter part of fiscal 2010, we began to see a dramatic increase in cotton prices which continued to increase in fiscal 2011 and led to the commencement of selling price increases by apparel suppliers in order to mitigate the impact of increased raw material and other input costs.

  During fiscal 2010, we commenced the ramp-up of production at our new sock manufacturing facility in Honduras, Rio Nance 4.

  As an initial step towards the establishment of a manufacturing hub to support our growth in target markets in Asia and Europe, on March 31, 2010, we acquired a vertically-integrated manufacturing facility for the production of activewear in Bangladesh.

  During fiscal 2010, we made progress with our strategic initiative to penetrate the retail channel. We obtained new activewear and underwear programs, including our first major men’s underwear program for Walmart under the Starter® brand.

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

  During fiscal 2010, the Company acquired a new office building in Barbados for approximately $20 million, and moved its offices, including the sales and marketing functions of its Printwear business, to this location.

  On January 12, 2010, Haiti was devastated by a massive earthquake, which had an impact on Gildan’s third-party contractor operations in Haiti that are used to sew the majority of the fabric produced at our Dominican Republic textile facility. The impact on the Company’s operations included a temporary loss of production, primarily during the second quarter, which subsequently resulted in lost sales opportunities as well as supply chain inefficiencies during the balance of the fiscal year. The Company received insurance proceeds of $8 million during the fourth quarter of fiscal 2010 which compensated in part for losses sustained as a result of the impact of the Haiti earthquake.

3.	DESCRIPTION OF THE BUSINESS

3.1	Business Overview
  Gildan is a marketer and globally low-cost vertically-integrated manufacturer of quality branded basic family apparel. We market our products under a portfolio of company-owned brands, including the Gildan® , Gold Toe® and Anvil® brands and brand extensions, as well as under licensing arrangements for the Under Armour® and New Balance® brands. We design, manufacture and source basic products characterized by low-fashion risk and frequent replenishment, such as T-shirts, fleece, sport shirts, socks and underwear, the majority of which are made of cotton and synthetic fibres. We sell our products to customers requiring an efficient supply chain and consistent product quality for high-volume continuous replenishment programs in the North American and international printwear markets and to U.S. retailers. Gildan® is the leading activewear brand in the printwear market in the U.S. and Canada, and is increasing its penetration in international markets, such as Europe, Mexico and the Asia-Pacific region. In the U.S. retail market, we are one of the largest suppliers of athletic, casual and dress socks sold to a broad spectrum of retailers and are pursuing a strategy to become a major supplier of basic branded activewear and underwear for this market. In addition to supplying retailers, Gildan also manufactures select activewear programs for leading global consumer brands. With over 30,000 employees worldwide, Gildan owns and operates highly efficient, large-scale, environmentally and socially responsible manufacturing facilities in Central America and the Caribbean Basin and also owns and operates a facility in Bangladesh to support its sales in Asia and Europe.

Strategy and Objectives

Our growth strategy comprises the following initiatives:

  Maximize printwear market penetration and opportunities

  While we have achieved a leadership position in the U.S. and Canadian printwear market, particularly in the U.S. wholesale distributor market, we continue to pursue additional growth opportunities to increase our penetration in the North American and international printwear markets as we expand our production capacity and introduce new products for these markets.

  During fiscal 2012, we began the ramp-up of our newest textile facility, Rio Nance 5. During the production ramp-up of Rio Nance 5, we suspended production temporarily at our most mature facility, Rio Nance 1, in order to modernize and refurbish the facility and improve its cost efficiency. Rio Nance 1 is expected to be available to resume operations in the second half of fiscal 2013 and production at the facility will be ramped-up as required. The addition of Rio Nance 5 and the resumption of production at Rio Nance 1 are expected to support our capacity requirements for our planned growth over the next few years.

  In the third quarter of fiscal 2012, we acquired Anvil, as described under the heading entitled “Business Acquisitions” in the Operating Results section of our 2012 Annual MD&A. The acquisition of Anvil further enhances the Company’s leadership position in the U.S. printwear market. We believe the Anvil® brand positioning is complementary to the Gildan® brand. Anvil has positioned itself as a supplier of niche products within the U.S. distributor channel, including products such as Anvilorganic® , Anvilrecycled® and Anvilsustainable® . We believe we have an opportunity to further grow our sales in the U.S. printwear market and increase our combined market share.

  The introduction of new products such as softer T-shirts and sport shirts, new styles tailored for women, a product-line with tear-away labels, performance products, enhanced sport shirts offerings and work wear assortments could enable us to further increase our market share penetration by servicing certain niches of the printwear market in which we previously did not participate. Recent product initiatives include our upcoming introduction of a New Balance® sports performance line for activewear products in the printwear distributor channel in the U.S. and Canada. This initiative represents an expansion of our licensing relationship with New Balance® for which the Company is the exclusive U.S. sock licensee. Additionally, in fiscal 2013 we will be introducing a basic performance activewear product-line under the Gildan Performance® brand. Through innovations in our manufacturing process, our Gildan Performance® line will have advanced features in moisture management, such as our Aquafx® technology delivering premium wicking and evaporation properties, as well as our Freshcare® anti-microbial properties incorporated into the textile production process to ensure long-lasting performance.

  We also intend to continue to expand our presence in targeted international printwear markets which currently represent less than 10% of the Company’s consolidated sales. During fiscal 2012, our unit sales from international markets increased approximately 30% compared to fiscal 2011.

  Continue penetration of retail market as a full-line supplier of branded family apparel

  We intend to continue to leverage our existing core competencies, successful business model and competitive strengths to further grow our sales to U.S. retailers. As in the printwear market, success factors in penetrating the retail channel include consistent quality, competitive pricing and fast and flexible replenishment, together with a commitment to corporate social responsibility and environmental sustainability. We sell our products in the retail channel under the Gildan® and Gold Toe® brands and related brand extensions, as well as under licensing agreements for the Under Armour® and New Balance® brands. We are a leading supplier of socks in the U.S. mass-market retail channel. We are increasingly focusing on the steady development of our company-owned and exclusively licensed brands to retailers. We intend to leverage our current distribution with retailers, our manufacturing scale and expertise and our ongoing marketing investment to support the further development of company-owned and licensed brands to create additional sales growth opportunities in socks and other product categories.

  During fiscal 2012 and early in fiscal 2013, we secured new branded programs for fiscal 2013 with national retail customers, as well as with regional retail chains, which will provide significant exposure and visibility for the Gildan® brand. These new programs include underwear, socks and activewear. We also made significant progress in our key initiative to grow the proportion of our sales of Company branded programs. The Company also reached an agreement to further extend the term of its exclusive U.S. sock license for the Under Armour® brand. In fiscal 2012, we retained a U.S. branding and marketing agency for the further development of the Gildan® and Gold Toe® portfolio of consumer brands and we intend to increase our investment in advertising in support of these brands.

  We are also focused on building our relationships as a supply chain partner to global consumer brands that are increasingly looking to source large-scale replenishment programs from manufacturers that meet rigorous quality and social compliance criteria and have an efficient supply chain strategically located in the Western Hemisphere. With the acquisition of Anvil, we now have strong established relationships with major sportswear and family entertainment companies. While we pursue further sales growth within this customer segment we believe there is an opportunity to leverage these relationships to expand into other product categories. We also believe there are potential opportunities to expand existing brand license relationships into new product categories.

  Continue to generate manufacturing and distribution cost reductions

  We continuously seek to improve our manufacturing and distribution processes and cost structure by developing and investing in projects for capacity expansion, cost-reduction, as well as for further product quality enhancement. As previously discussed, during fiscal 2012, we proceeded with the ramp-up of Rio Nance 5 and initiated plans to modernize and refurbish our Rio Nance 1 facility and improve its cost efficiency. Rio Nance 5 is expected to be the most cost efficient of our manufacturing facilities. During the first quarter of fiscal 2013, the Company completed the acquisition of the remaining 50% of CanAm. Gildan is currently planning to modernize and expand the two CanAm yarn-spinning facilities and is also planning a new yarn-spinning facility in the U.S. The strategic rationale for the Company’s investment in vertically-integrated yarn-spinning is to support its projected sales growth and to continue to pursue its business model of investing in global low-cost manufacturing technology and in product technology which will provide consistent superior product quality. The Company is investing in ring-spun yarn technology which will provide enhanced quality features as well as qualify for duty-free access to U.S. markets under CAFTA-DR, which requires the use of U.S. yarn or yarn spun in other CAFTA-DR member countries. Ring-spun products will be utilized as part of the Company’s branded product offering in Branded Apparel.

  We continue to execute our plans to reduce our reliance on high-cost fossil fuels and further reduce our impact on the environment by installing additional biomass facilities as an alternate source of natural renewable energy, and other initiatives to increase the efficiency of our energy-intensive equipment and processes, which reflect the Company’s commitment to environmental sustainability. During fiscal 2012, we completed the installation of biomass facilities for steam generation for our textile production in Honduras, which is expected to lower our energy costs related to steam generation in fiscal 2013. The Company plans to continue to invest in biomass projects during fiscal 2013.

  The acquisition of Gold Toe Moretz also creates the potential to achieve cost synergies by combining certain overhead functions of both companies and integrating certain high-volume products supplied by Gold Toe Moretz into Gildan’s vertically-integrated sock manufacturing in Honduras. We are also seeking to achieve acquisition synergies from the integration of Anvil’s production for the printwear market into Gildan’s low-cost vertical manufacturing, the integration of Anvil’s U.S. and international distributor sales and marketing functions into Gildan’s existing Printwear business, consolidation of purchasing of raw materials and other purchased cost inputs, the elimination of certain duplicate administrative functions, and savings on ongoing working capital requirements.

  Reinvest cash flow

  We will continue to evaluate opportunities to reinvest our cash flows generated from operations. We believe we will generate free cash flow after financing our working capital and capital expenditure requirements to support our organic growth. In order to re-invest our free cash flow, we will continue to seek complementary strategic acquisition opportunities which meet our return on investment criteria, based on our risk-adjusted cost of capital. In addition, we pay a dividend. On November 29, 2012, the Company announced that its Board of Directors approved an increase in the amount of the current quarterly dividend per share by 20%.

Our Operating Segments

As of fiscal 2012, the Company began managing and reporting its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear segment

The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe and the Asia-Pacific region. The products sold through our Printwear segment consist mainly of undecorated or “blank” T-shirts, fleece and sport shirts marketed primarily under our Gildan® brand. More recently, following the acquisition of Anvil on May 9, 2012, the Anvil® brand and brand extensions were added to our brand portfolio. In addition, during fiscal 2012, we reached an agreement to license the New Balance® brand for performance activewear products in the printwear distributor channel in the U.S. and Canada. Wholesale distributors buy our products and subsequently sell to screenprinters and embroiderers who decorate the products with designs and logos. Screenprinters and embroiderers then sell the imprinted activewear to a highly diversified range of end-use markets, including educational institutions, athletic dealers, event merchandisers, promotional product distributors, charity organizations, entertainment promoters, travel and tourism venues and retailers. Our activewear products are used in a variety of daily activities by individuals, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity.

Branded Apparel segment

The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, and distributes branded family apparel, which includes socks, underwear and activewear products primarily to U.S. retailers. Currently, the majority of our Branded Apparel segment sales consist of a variety of styles of socks, sold primarily under various company-owned and licensed brands, as well as select national retailers’ brands. We are now pursuing a strategy to grow our sales of underwear and activewear products in the U.S. retail market as we add new production capacity. We are increasingly focused on developing the Gildan brand within the retail channel. In fiscal 2011, the acquisition of Gold Toe Moretz, a leading supplier of high-quality branded athletic, casual and dress socks for U.S. retailers, allowed us to significantly expand our brand portfolio to include the core Gold Toe® brand, which has high consumer brand recognition in national chains, department stores, and price clubs; the SilverToe® brand sold to a national chain; the GT® brand which we believe has further potential for development in the mass-market; the PowerSox® athletic performance brand which is distributed mainly through sports specialty retailers and national chains; the Auro® brand for the mass-market; and All Pro®, an athletic sock brand for the mass-market. We also have contractual licensing relationships with Under Armour® and New Balance® as the exclusive U.S. sock licensee for these brands. Furthermore, with the acquisition of Anvil, the Branded Apparel segment now also includes the manufacture and distribution of activewear products for leading consumer brands, including major sportswear and family entertainment brands.

Competitive Environment

The market for our products is highly competitive and is served by domestic and international manufacturers or suppliers. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Consumer brand recognition and appeal are also factors in the retail market. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated, strategically-located manufacturing hubs. Our capital investments in manufacturing allow us to operate efficiently and reduce costs, offer competitive pricing, consistent product quality, and a reliable supply chain, which efficiently services replenishment programs with short production/delivery cycle times. Continued innovations in our manufacturing processes have also allowed us to deliver enhanced product features, further improving the value proposition of our product offering to our customers. We have enhanced our consumer brand portfolio with the addition of the Gold Toe® brand and brand extensions and the Under Armour® and New Balance® licensed brands. The Company is focused on further developing its brands and is making a significant investment in advertising in support of further enhancement of its Gildan® and Gold Toe® brands. Our commitment to pursuing leading environmental and social responsibility practices is also an increasingly important factor for our customers.

Printwear segment

Our primary competitors in North America include major apparel manufacturers such as Fruit of the Loom, Inc. (“Fruit of the Loom”) and Russell Corporation (“Russell”), both subsidiaries of Berkshire Hathaway Inc. (“Berkshire”), Hanesbrands Inc., and smaller U.S.-based manufacturers, including Alstyle Apparel, a division of Ennis Corp., Delta Apparel Inc., as well as Central American and Mexican manufacturers. Competitors in the European printwear market include Fruit of the Loom and Russell, as well as competitors that do not have integrated manufacturing operations and source products from suppliers in Asia.

Branded Apparel segment

In the retail channel we compete primarily with Hanesbrands Inc. and Berkshire’s subsidiaries, Fruit of the Loom and Russell. In addition, our company-owned and licensed sock brands compete with companies such as Renfro Corporation, which manufactures and sources socks for owned and licensed brands, as well as brands from well-established U.S. fashion apparel and sportswear companies, which primarily source their products from Asia.

Manufacturing operations

We have developed a significant manufacturing infrastructure in two main hubs in Central America and the Caribbean Basin, where we have built modern textile and sock manufacturing facilities and have established sewing operations. In addition, we own a small vertically-integrated manufacturing facility for the production of activewear in Bangladesh which mainly serves our international markets.

Central American manufacturing hub

Our largest manufacturing hub is based in Honduras and includes three large-scale vertically-integrated textile facilities for the production of activewear and underwear, Rio Nance 1, Rio Nance 2 and Rio Nance 5. Our newest and largest facility, Rio Nance 5 commenced operations at the end of fiscal 2011 and continued to ramp-up production during fiscal 2012. Rio Nance 5 is expected to be the most cost efficient of our manufacturing facilities once it is fully ramped-up. While accelerating the production ramp-up of Rio Nance 5, we suspended production at the Rio Nance 1 facility temporarily in order to modernize and refurbish the facility and improve the facility’s cost efficiency. The textiles produced at the Rio Nance complex are sewn in our sewing facilities in Honduras and Nicaragua. At the same complex, we have also constructed and operate two large-scale, integrated sock manufacturing facilities, Rio Nance 3 and Rio Nance 4. Rio Nance 4 began production during fiscal 2010 and is expected to support future sales growth in the sock category in addition to supporting production for a portion of our sock product-line previously sourced from third-party contractors, in order to reduce our sock manufacturing costs. In addition, during fiscal 2012, we acquired a small textile facility in Honduras and sewing facilities in Honduras and Nicaragua through the acquisition of Anvil.

Caribbean Basin manufacturing hub

Our Caribbean Basin manufacturing hub includes a vertically-integrated textile facility for the production of activewear fabric in Bella Vista, Dominican Republic. Textiles produced at our manufacturing facility in the Dominican Republic are sewn at third-party contractor operations in Haiti and at our sewing facility in the Dominican Republic.

While we internally produce the majority of the products we sell, we also have sourcing capabilities to complement Gildan’s large scale, vertically-integrated manufacturing.

Yarn-spinning

We satisfy our yarn requirements primarily by sourcing in the U.S. from third-party yarn suppliers with which we have supply agreements, as well as from our own yarn-spinning facilities in the U.S. previously owned by a joint venture, CanAm. During the first quarter of fiscal 2013, CanAm became a wholly-owned subsidiary, following our acquisition of the remaining 50% interest. The Company is currently planning to modernize and expand the two CanAm yarn-spinning facilities and is also planning a new yarn-spinning facility in the U.S. for the production of ring-spun yarn which will be utilized as part of the Company’s branded product offering in the Branded Apparel segment.

Sales, marketing and distribution

Our sales and marketing offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting and production planning, and inventory control and logistics for each of their respective operating segments.

Printwear segment

Our sales and marketing office servicing our global printwear markets is located in Christ Church, Barbados. Following the acquisition of Anvil during fiscal 2012, Anvil’s U.S. and international distributor sales infrastructure was consolidated and integrated into our operations in Barbados. We distribute our activewear products for the printwear markets primarily out of our main distribution centre in Eden, North Carolina. We also use third-party warehouses in the western United States, Canada, Mexico, Europe and Asia to service our customers in these markets.

Branded Apparel segment

Our primary sales and marketing office for our Branded Apparel segment is located in Charleston, South Carolina at the same location as our primary distribution centre servicing our retail customers. In addition, we also service retail customers from smaller distribution centres in North Carolina and South Carolina. We also operate 32 Gold Toe retail stores located in outlet malls throughout the United States.

Customers

We sell our products to customers requiring an efficient supply chain and consistent product quality for high-volume quick replenishment programs in the North American and international printwear markets and we are becoming a growing supplier to U.S. retailers. In our printwear markets we sell our products in over 30 countries across North America, Europe and the Asia-Pacific region, primarily to wholesale distributors. Our products in the U.S. retail market are sold to a broad spectrum of retailers, including mass-market retailers, department stores, national and regional chains, sports specialty stores and price clubs. In fiscal 2012 our sales totalled $1,948.3 million, of which $1,334.3 million were derived from our Printwear customers and $614.0 million from Branded Apparel customers. In fiscal 2012, we sold our products in the United States, Canada and Europe and other international markets, which accounted for 89.2%, 3.5% and 7.3% of total sales, respectively. For a breakdown of our total sales by geographic market for each of the last two financial years, reference is made to note 27 to the 2012 Financial Statements, which note is incorporated herein by reference.

Our total customer base is composed of a relatively small number of significant customers. In fiscal 2012, our largest customer accounted for 14.8% of our total sales, and our top ten customers accounted for 58.1% of our total sales. Although we have long-term ongoing relationships with many of our customers, our contracts with our customers do not require them to purchase a minimum quantity of our products. Instead, we assess their projected requirements and then plan our production and marketing strategy accordingly.

Raw Materials

Cotton and polyester fibres are the main raw materials used in the manufacturing of our products. Cotton is used in the manufacturing of both 100% cotton yarn and blended yarn, while polyester is used in the manufacturing of both blended yarn and 100% polyester yarns. The majority of the cotton fibre used in the manufacturing of yarn for Gildan is typically purchased on Gildan’s behalf by our yarn suppliers for future delivery at pre-determined prices under contracts as deemed appropriate by management. Polyester pricing is negotiated directly with suppliers on an annual basis subject to the price variability of certain polyester components.

During fiscal 2012, most of our yarn requirements for the production of our product-lines were met by our long-term supply agreements with third-party suppliers, as well as by our then jointly-owned CanAm yarn-spinning facilities in Cedartown, Georgia and Clarkton, North Carolina. Our yarn requirement for our Bangladesh operations is supplied by local and regional spinners. During the course of the first quarter of 2013, Gildan proceeded to acquire all of its partner’s interest in CanAm, which then became a wholly-owned subsidiary of Gildan. We expect that most of our yarn requirements will continue to be met by these sources.

The primary sources of energy consumed in our manufacturing facilities are (i) biomass, bunker fuel and natural gas, which are used to generate steam required in the production process, and (ii) electricity, which is used to power production equipment. The bunker fuel used in our operations is supplied by local third-party suppliers, and the pricing is highly dependent on international market prices for bunker fuel. Natural gas is used in our operations in the Dominican Republic and Bangladesh, and is obtained from local third-party suppliers. The electricity requirements at our two main production complexes, located in Honduras and the Dominican Republic, are provided by public utility companies. Electricity rates are variable and are, in part, related to underlying oil prices.

Biomass, derived both from dedicated plantations and agricultural waste, is sourced from private third-party suppliers, and now provides a portion of the energy for our operations in both the Dominican Republic and Honduras. We anticipate that our biomass consumption needs will increase progressively over the next few years. During fiscal 2009, we began construction of a biomass steam generation system in the Dominican Republic, which began operating as of March 2010 and has contributed to the reduction of the energy costs associated with our textile production in the Dominican Republic. In addition, during fiscal 2010, we completed similar biomass steam generation projects for our sock manufacturing facilities in Honduras. The biomass facility for Rio Nance 3 became operational at the end of fiscal 2010, and the second biomass facility for Rio Nance 4 became operational during the first quarter of fiscal 2011. In the third quarter of 2011, we began the construction of a biomass steam generation facility to support our textile facilities in Honduras, which is now fully operational and provides the majority of the steam used in our textile operations in Honduras.

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

The Gildan JD Edwards ERP World system has been in place since 1999. In fiscal 2010, we initiated a process to upgrade to the current release, Enterprise One. The upgrade will facilitate the strategic objective of improving and modernizing system functionality and business agility. We implemented the first phase of the upgrade in fiscal 2012.

Seasonality and Other Factors Affecting the Variability of Results and Financial Condition

Our results of operations for interim periods and for full fiscal years are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Historically, net sales have been lowest in the first quarter and highest in the third quarter of the fiscal year, reflecting the seasonality of the Printwear segment net sales, which have historically accounted for a majority of the Company’s consolidated net sales. Demand for T-shirts is lowest in the first fiscal quarter and highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak Summer selling season. Demand for fleece is typically highest, in advance of the Fall and Winter seasons, in the third and fourth quarters of each fiscal year. For our sock products, demand is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the cooler weather and the need to support requirements for the back-to-school period and the holiday season in retail.

Historically, we have typically operated our mature facilities at full capacity throughout the year in order to be cost efficient. Consequently, with the seasonal sales trends of our business, we experience fluctuations in our inventory levels throughout the year, in particular a build-up of T-shirt inventory levels in the first half of the year.

In the first quarter of fiscal 2012, the Company reported a net loss due to the impact of significant distributor inventory destocking, a special distributor inventory devaluation discount of approximately $19 million, and a charge to cost of sales of approximately $9 million relating to extended holiday production downtime in December.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. Cotton prices, which directly affect the cost of the cotton fibres we purchase, are affected by weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable. While we enter into contracts in advance of delivery to establish firm prices for the cotton component of our yarn, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs and trims.

As noted in our 2012 Annual MD&A, under the section entitled “Economic Environment and Business Outlook”, the Company’s results in the first half and in part in the third quarter of fiscal 2012 were significantly negatively affected by the consumption of inventory manufactured with cotton purchased at historically high cotton price levels during the unprecedented rise of cotton prices which occurred in 2011. In addition, in the first quarter of fiscal 2012, the Company reduced selling prices for its Printwear products ahead of the consumption of this high-cost inventory. Consequently, gross margins were negatively impacted during this period relative to historical levels due to the misalignment of industry selling prices and the cost of cotton in inventories being consumed. Gross margins in the fourth quarter of fiscal 2012 reflected the return to more normal levels of historical profitability as industry selling prices and the cost of cotton in inventories consumed in the quarter were more closely aligned.

Business acquisitions may affect the comparability of results. As noted in our 2012 Annual MD&A, under the table entitled “Summary of Quarterly Results”, the quarterly financial data reflects the acquisition of Gold Toe Moretz from April 15, 2011 and the acquisition of Anvil from May 9, 2012.

Management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. In addition, the effect of asset write-downs, including provisions for bad debts and slow moving inventories, can affect the variability of our results. The section entitled “Restructuring and acquisition related costs” of our 2012 Annual MD&A contains a discussion of costs related to the Company’s restructuring activities and business acquisitions.

In the third quarter of fiscal 2012, following the transition of production from Rio Nance 1 to Rio Nance 5, the Company suspended production at its Rio Nance 1 facility temporarily as it proceeds with plans to modernize and refurbish the facility. Consequently, a non-cash charge of approximately $0.03 per share to write off obsolete equipment at Rio Nance 1 was recorded in the third quarter of fiscal 2012 and results in the second half of the fiscal year also include transitional manufacturing inefficiencies related to the ramp-down of the Rio Nance 1 facility and the ramp-up of Rio Nance 5. Depreciation expense will continue to be recorded on non-obsolete idle equipment during the temporary closure of Rio Nance 1.

Our reported amounts for sales, selling, general and administrative expenses, and financial expenses/income are impacted by fluctuations in the U.S. dollar versus certain other currencies as described in the “Financial Risk Management” section of our 2012 Annual MD&A. The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

Trade Regulation

As a multinational corporation, we are affected by international trade legislation, as well as bilateral and multilateral trade agreements in the countries in which we operate, source and sell products. Although the textile and apparel industries of developed countries such as Canada, the United States and the European Union have historically received a relatively higher degree of trade protection than other industries, trade liberalization has diminished this protection in recent years. In order to remain globally competitive, we have situated our manufacturing facilities in strategic locations to leverage the benefits of the trade liberalization climate. Furthermore, management continuously monitors new developments and risks relating to duties, tariffs and quotas that could impact our approach to global manufacturing and sourcing and makes adjustments as needed.

The United States, Canada and Mexico have implemented several free trade agreements and trade preference programs to enhance trade with certain countries. There exist a number of regional free trade agreements and trade preference programs, such as CAFTA-DR, the Caribbean Basin Trade Partnership Act and the Haitian Hemispheric Opportunity through Partnership Encouragement Act (“HOPE”), which allow qualifying textiles and apparel from participating countries duty-free access to certain developed countries’ markets.

The United States adopted CAFTA-DR and HOPE (as amended by HOPE II legislation in 2008 and by the Haitian Economic Lift Program legislation in 2010) to strengthen and develop U.S. economic relations and expand trade with Central America, the Dominican Republic and Haiti, where we have substantial manufacturing operations and activities.

In 2012, the United States implemented free trade agreements with South Korea, Colombia and Panama and has also continued free trade negotiations with a group of countries under the umbrella of the Trans-Pacific Partnership (“TPP”). Countries participating in the TPP negotiations at this time are Australia, Brunei, Canada, Chile, Mexico, Malaysia, New Zealand, Peru, Singapore and Vietnam. The United States’ entry into new free trade agreements may negatively affect our competitive position in the United States.

Periodically, U.S. domestic industry groups have threatened to seek various trade remedies, including a section 421 action, under the terms of the U.S.-China World Trade Organization accession agreement, against apparel imports from China which could result in higher duty rates or tariff rate quotas for Chinese apparel and improve our competitive position in affected product classifications. Any action taken by the United States under section 421 would be required to expire under the terms of the accession agreement in 2013.

The governments of Canada and Honduras have announced the signing of a free trade agreement between the two countries. Once ratified, the agreement will enable qualifying textiles and apparel from Honduras to benefit from duty-free access into the Canadian market.

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

In addition to free trade arrangements among the individual countries within the European Union, the European Union also has preferential trade agreements with other European countries and with countries outside of Europe. For example, the European Union maintains a Generalized System of Preferences (“GSP”) and the Africa-Caribbean-Pacific programs that allow duty-free entry into the European Union of qualifying articles, including apparel, from developing countries such as Honduras and Nicaragua, and least developed countries, including Haiti. Recent amendments regarding the reform of certain of the GSP provisions, including the rules of origin, have not yet come into effect. The new provisions will further enhance duty-free access to the European Union of qualifying apparel articles, including, potentially, apparel articles from Pakistan, which could negatively impact our competitive position in the European Union.

The European Union and the Central American countries Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama signed in 2012 a comprehensive association agreement (the “Association Agreement”) which includes a trade component allowing duty free entry into the European Union of qualifying apparel articles. The Association Agreement, once enacted, would supersede the eligibility for the GSP trade preference of the signatory Central American countries. The European Union has reached similar agreements with Colombia and Peru. The impact of the enactment of the Association Agreement and the agreements with Colombia and Peru on our operations cannot be ascertained at this time. Other European Union trade agreements, known as economic partnership agreements, are already in effect with Mexico and several of the Caribbean states.

The People’s Republic of China extended duty-free and quota-free trade benefits awarded to Bangladesh under the Asia Pacific Trade Agreement to include certain chief-weight cotton apparel articles made in Bangladesh.

Overall, new agreements or arrangements that further liberalize access to our key developed country markets could potentially impact our competiveness in those markets negatively. The likelihood that any such agreements, measures or programs will be adopted, or that the agreements and preference programs around which we have built our manufacturing supply chain will be modified, repealed, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.

Product Safety Regulation

We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008, to the Federal Hazardous Substances Act, to the Flammable Fabrics Act, and to the rules and regulations promulgated pursuant to such statutes. Such laws provide for substantial penalties for non-compliance. These statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children’s products, and for phthalate content in child care articles, including plasticized components of children’s sleepwear. As of December 31, 2011, the Consumer Product Safety Commission lifted its stay of enforcement with respect to phthalate testing and certification, and is actively enforcing all of the requirements listed above. In addition, we are also subject to similar laws and regulations in the various individual states in which our products are sold.

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

Intellectual Property

We own several registered trademarks including, among others, the Gildan® trademark in Canada, the United States and in the European Community as well as in many countries in Central America, South America and Asia-Pacific, including Australia. Applications for the registration of the Gildan® trademark, as well as for the Ultra CottonTM, DryBlendTM, Smart BasicsTM, Part of Your LifeTM, Gildan Sof'tagTM, Gildan Premium CottonTM and Gildan Softstyle® trademarks, are also pending in several countries. As a result of the acquisition of Gold Toe Moretz, we also own the iconic Gold Toe® trademark, as well as the Silver Toe®, GT®, Auro®, PowerSox®, All Pro®, Soleution® and The Best Socks On Two FeetTM trademarks, and we will further expand registration of these marks internationally. In addition, we have an exclusive license for Under Armour® branded socks in the U.S., with potential international expansion. We also own an exclusive U.S. license for New Balance® branded socks and a license for New Balance® branded basic, performance and fleece apparel in the U.S. and Canada to the printwear industry. Moreover, with the acquisition of Anvil, we now also own Anvil's portfolio of trademarks for high-quality basic t-shirts and sport shirts including Anvil®, Anvil Not Just a T-Shirt®, Anvil's eco collection (Anvil Organic®, Anvil Recycled®, Anvil Sustainable®) as well as a number of other registered trademarks. In addition, Shirt Scan® and Track My T® trademarks (and copyright) pertain to computer and mobile applications which provide information on clothing manufacturing. We have and intend to continue to maintain our trademarks and the relevant registrations, and will actively pursue the registration of trademarks in Canada, the United States and abroad.

Social and Environmental Responsibility

Our social and environmental responsibility program encompasses four major areas of focus:

  People well-being: Commitment to industry-leading working conditions and labour practices at each of our worldwide locations;

  Community engagement: Commitment to our neighbours through dedicated support for youth and humanitarian aid;

  Environmental protection: Commitment to the development and implementation of leading and innovative environmental solutions that reduce the impact of our operations throughout our entire supply chain; and

  Product sustainability: Commitment to a responsible product-line through sustainable solutions.

Social Compliance

We provide favourable working conditions for all our employees. All of Gildan’s operations are governed by the Company’s Code of Conduct, which is based on the International Labour Organization Conventions and which also encompasses elements set forth by the Fair Labor Association (“FLA”), and the Worldwide Responsible Accredited Production (“WRAP”), as well as best practices commonly agreed upon in the area of corporate social responsibility.

We have implemented internal and external monitoring programs that permit us to verify compliance with local labour laws, as well as with internationally recognized labour standards. Our social compliance monitoring is composed of both external third-party audits and internal monitoring audits. Independent third-party monitors also regularly audit our plants, both on an announced and unannounced basis. During fiscal 2012, 142 audits were performed in our facilities and in the facilities of our third-party contractors. Over 37% of these audits were carried out by third-party auditors, 70% of which were mandated by our customers.

All of our mature sewing facilities and our contractors’ facilities in Haiti have been certified by WRAP, an independent, non-profit organization dedicated to the promotion and certification of lawful, humane and ethical manufacturing throughout the world. WRAP, through independent third-party verification, certifies facilities that comply with its Code of Conduct. All of our third-party sewing contractors are contractually required to follow prescribed employment policies as well as our Code of Conduct.

In November 2003, we joined the FLA as a “Participating Company”. The FLA is internationally recognized and respected as a non-profit organization whose goal is to promote adherence to international labour standards and to improve working conditions for employees worldwide. In fiscal 2007, the FLA accorded accreditation status to our labour compliance program.

Environmental Compliance

Gildan operates within the guidelines and practices set forth in its Corporate Environmental Policy and in its Environmental Code of Practice. The thrust of our environmental program is to reduce our environmental impact and to preserve the external natural resources the Company utilizes. Innovative systems such as the Biotop, a biological wastewater treatment system, and our biomass steam generation systems are some of the sustainable practices we have put in place. The Company monitors, controls and manages other environmental issues through policies which include, but are not limited to, the recycling and creation of measures for waste prevention, minimization, recovery and treatment at all stages of the production cycle including the off-site disposal of any hazardous waste.

We are subject to various federal, state and local environmental laws and regulations in the jurisdictions in which we operate, concerning, among other things, wastewater discharges, storm water flows, and solid waste disposal. Our manufacturing plants generate small quantities of hazardous waste, which are either recycled or disposed of by licensed waste management companies. Through our Corporate Environmental Policy, Environmental Code of Practice and Environmental Management System, we seek not only to comply with applicable laws and regulations, but also to reduce our environmental footprint through waste prevention, recovery and treatment. Although we believe that we are in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located the extent of our liability, if any, for past failures to comply with laws, regulations and permits applicable to our operations cannot be reasonably determined.

In line with our commitment to the environment, as well as to the health and safety of our employees, we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards and applicable occupational health and safety laws and regulations. For fiscal 2012, the environmental protection requirements with regard to the Company’s operations did not have a significant financial or operational impact on the Company's capital expenditures, earnings and competitive position. Although we do not expect that the amount of these expenditures in the future will have a material adverse effect on our operations, financial condition or liquidity, there can be no assurance that future changes in federal, state, or local regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures or result in a disruption to our supply chain that could have a material adverse effect on our business.

For more information on our Gildan Genuine Stewardship program, you can visit www.genuinegildan.com.

3.2	Risk Factors

Please see the “Financial Risk Management”, “Critical Accounting Estimates and Judgments” and the “Risks and Uncertainties” sections of our 2012 Annual MD&A beginning on page 22, page 27 and page 33, respectively, which are incorporated herein by reference.

3.3	Employees

Gildan employs over 30,000 employees worldwide. The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. Some of our employees are members of labour organizations and, with the acquisition of Anvil, we are now a party to collective bargaining agreements at our Anvil sewing facilities in Honduras and Nicaragua.

4.	DIVIDEND POLICY

In December 2010, the Company announced the adoption of a dividend policy which aims to declare and pay cash dividends on a quarterly basis.

While the Board of Directors of the Company wishes to retain some of the Company’s earnings to take advantage of opportunities to develop and expand its business, the Company aims to declare and pay cash dividends on a quarterly basis. The Board of Directors will consider several factors when reviewing dividend payments, including the Company’s present and future earnings, cash flows, capital requirements and future regulatory restrictions, while complying with laws governing the Company. There can be no assurance as to the amount or timing of dividends in the future.

During fiscal 2011 and 2012, the Company declared quarterly cash dividends amounting to US$0.075 per Common Share for shares listed on the NYSE and the equivalent amount in Canadian dollars (using the Bank of Canada’s latest closing conversion rate at the time of payment) for shares listed on the TSX.

On November 28, 2012, Gildan’s Board of Directors approved a 20% increase in the amount of the quarterly dividends and declared a cash dividend of $0.09 per share payable on January 7, 2013.

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

The table below shows the monthly price range per share and the trading volume of the Common Shares for the fiscal year ended September 30, 2012 on the TSX (in Cdn$) and on the NYSE (in US$).

Toronto Stock Exchange (TSX)(1)				New York Stock Exchange (NYSE)(2)
Month	High	Low	Trading Volume	Month	High	Low	Trading Volume
October 2011	28.32	24.64	9,520,260	October 2011	27.53	23.16	3,743,669
November 2011	27.76	23.37	10,521,900	November 2011	27.34	22.47	3,164,602
December 2011	20.25	16.54	27,434,577	December 2011	19.76	16.33	5,552,948
January 2012	22.82	19.46	13,745,974	January 2012	22.60	19.02	3,246,568
February 2012	25.94	21.03	10,519,369	February 2012	25.94	21.14	4,719,272
March 2012	27.76	24.20	8,655,265	March 2012	28.00	24.19	4,087,770
April 2012	28.46	26.41	5,340,492	April 2012	28.81	26.49	3,355,885
May 2012	29.38	24.04	11,982,785	May 2012	28.99	23.22	5,822,085
June 2012	28.59	23.09	9,385,979	June 2012	28.01	22.19	4,006,148
July 2012	29.39	27.06	5,878,301	July 2012	28.84	26.55	2,190,627
August 2012	32.09	27.09	10,182,938	August 2012	32.42	26.92	3,278,194
September 2012	31.56	29.62	7,731,742	September 2012	32.21	30.05	1,536,687

(1)	These trading volumes do not reflect any trades done on “alternative trading systems” and therefore only represent approximately 66.7% of all trades executed in Canada.
(2)	These trading volumes do not reflect any trades done on “alternative trading systems” and therefore only represent approximately 26.4% of all trades executed in the United States.

7.	DIRECTORS AND OFFICERS

Listed below is certain information about the current directors of Gildan. The directors have served in their respective capacities since their election and/or appointment and will continue to serve until the next annual meeting of shareholders or until a successor is duly elected.

Name and Municipality of Residence	Principal Occupation	Director Since
Glenn J. Chamandy Westmount, Québec, Canada	President and Chief Executive Officer of the Company	May 1984
William D. Anderson(1)(3)(4) Toronto, Ontario, Canada	Corporate Director	May 2006
Russell Goodman(1)(3) Mont Tremblant, Québec, Canada	Corporate Director	December 2010
George Heller(2)(3) Toronto, Ontario, Canada	Corporate Director	December 2009
Sheila O’Brien (2)(3) Calgary, Alberta, Canada	Corporate Director and business advisor President of Belvedere 1 Investments Ltd. (private investment company)	June 2005
Pierre Robitaille(1)(2) St-Lambert, Québec, Canada	Corporate Director	February 2003
James R. Scarborough(2)(3) Wolfeboro, New Hampshire, United States	Corporate Director	December 2009
Richard P. Strubel (1)(3) Chicago, Illinois, United States	Corporate Director	February 1999
Gonzalo F. Valdes-Fauli(1)(2) Key Biscayne, Florida, United States	Corporate Director Chairman of BroadSpan Capital LLC (investment banking firm)	October 2004

_______________________________
(1)	Member of the Audit and Finance Committee.
(2)	Member of the Corporate Governance Committee.
(3)	Member of the Compensation and Human Resources Committee.
(4)	Chairman of the Board.

Listed below is certain information about the executive officers of Gildan in office as of the date hereof.

Name and Municipality of Residence	Position Held Within the Company and Principal Occupation
Glenn J. Chamandy (1) Westmount, Québec, Canada	President, Chief Executive Officer and Director
Laurence G. Sellyn (1) Beaconsfield, Québec, Canada	Executive Vice-President, Chief Financial and Administrative Officer
Michael R. Hoffman St. James, Barbados	President, Printwear
Benito A. Masi (1) Laval, Québec, Canada	Executive Vice-President, Manufacturing
Eric R. Lehman Charleston, South Carolina, United States	President, Branded Apparel

________________________________
(1)	Officer of the Company.

Glenn J. Chamandy is one of the founders of the Company and has devoted his entire career to building Gildan into an industry leader. Mr. Chamandy has been involved for over twenty years in various textile and apparel businesses. He served as a Co-Chief Executive Officer and Chief Operating Officer of Gildan since December 1994 and has been the President and Chief Executive Officer since August 2004.

William D. Anderson has had a career as a business leader in Canada spanning over thirty years. Mr. Anderson joined the Bell Canada organization in 1992, where from 1998 to 2001, he served as Chief Financial Officer of BCE Inc., Canada’s largest telecommunications company. From 2001 to 2005, Mr. Anderson served as President of BCE Ventures, the strategic investment unit of BCE Inc. and, from 2001 to 2007, he was the Chairman and Chief Executive Officer of Bell Canada International Inc., a subsidiary of BCE Inc. formed to invest in telecommunications operations outside Canada. Prior to joining the Bell Canada organization, Mr. Anderson was in public practice for nearly twenty years with the accounting firm KPMG LLP, where he was a partner for eleven years. Mr. Anderson is also Chairman of the Board of Nordion Inc., formerly known as MDS Inc. (global life sciences company) and serves on the board of directors of TransAlta Corporation (power generation and energy marketing firm), where he is also Chairman of the Audit and Risk Committee. He also serves on the board of directors of Sun Life Financial Inc., an international financial services organization where he also is the Chairman of the Audit and Conduct Review Committee as well as a member of the Risk Review Committee. Mr. Anderson was educated at the University of Western Ontario and is a Fellow of the Institute of Chartered Accountants of Ontario.

Russell Goodman is a corporate director. From 1998 to June 2011, Mr. Goodman was a senior partner of PricewaterhouseCoopers LLP, where he served successively as Managing Partner of Project Finance and Privatization for the Americas, Managing Partner of the Montreal office, and Canadian Managing Partner of the Transactions business. Prior to the formation of PricewaterhouseCoopers in 1998, Mr. Goodman served for twenty-one years with Price Waterhouse LLP, including eleven years as a partner. Mr. Goodman is a member of the board of directors and a member of the Audit Committee of Metro Inc., a leader in the food and pharmaceutical sectors in Québec and Ontario. He is Chair of the Audit Committee and a member of the Compensation Committee of Whistler Blackcomb Holdings Inc., North America's largest ski resort. Mr. Goodman is also a member of the board of directors of Forth Ports Limited, which owns and operates major sea and container ports in the United Kingdom. Mr. Goodman is, as well, a member of the Independent Review Committee of Investors Group Mutual Funds. He also serves on a number of advisory and not-for-profit boards, including the Pointe-à-Callière Foundation, where he is Chairman of the Board, Centraide of Greater Montreal, where he is Treasurer, and Alpine Canada Alpin, where he is Chair of the Performance Committee. He previously served as President of the Canadian Club of Montreal. He is a Fellow of the Order of Chartered Professional Accountants of Quebec and is certified by the Institute of Corporate Directors. Mr. Goodman was educated at McGill University.

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

Sheila O’Brien, CM, is president, business advisor and corporate director of Belvedere 1 Investments Ltd. She has over thirty years’ experience in the oil and gas, pipeline and petrochemical sectors in Canada, the United States and Europe. She has held executive positions in the areas of human resources, investor relations, public affairs and government relations with Amoco International, Petro-Canada and Nova Corporation. She created and implemented an innovative workforce restructuring program based on the dignity of the employee, which was designated a Worldwide Best Practice by Watson Wyatt International Consultancy. In addition, she has been active in the not-for-profit sector, having served on over 25 boards of directors, dealing primarily with human rights, women’s rights and giving voice to marginalized members of society, and is the founder of several enduring community events celebrating the accomplishments of women. She was invested in the Order of Canada in 1998 and was awarded the Diamond Jubilee Medal in 2012 for community service. She has served on the boards of directors of TransForce Income Fund, Canada’s largest trucking enterprise, publicly traded and headquartered in Montreal, Skye Resources, a Vancouver-based, publicly traded nickel mining company with assets in Guatemala, and CFM Majestic, a Mississauga-based publicly traded, fireplace manufacturing company. She currently serves on the boards of directors Advantage Oil & Gas Ltd., a Calgary-based, publicly traded income trust; MaRS, a biotechnology accelerator based in Toronto, and is a member of the Board of Governors of Alberta College of Art and Design in Calgary. Ms. O’Brien is the co-author of three books “An Extraordinary West – A Narrative Exploration of Western Canada’s Future” published in November 2010, “Catching a Rising Tide – A Western Energy Vision for Canada” published in November 2011 and “A Place to Call Home” Published in November 2012. She is a graduate of the MTC program at the University of Western Ontario, and completed a one-year sabbatical on creativity and innovation at various U.S. schools in 1990.

Pierre Robitaille is a corporate director. Mr. Robitaille previously pursued his career at SNC-Lavalin Group Inc., a global engineering and construction firm, where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than twenty years with the public accounting and management consulting firm Ernst & Whinney, where he held the positions of Managing Partner of the Montreal office, President of the firm in Québec, and member of its national board of directors. Mr. Robitaille is a Fellow of the Order of Chartered Professional Accountants of Quebec. He was educated at HEC Montreal and McGill University Business School.

James R. Scarborough has had a career as a business leader in the retail industry that spans over forty years. Mr. Scarborough retired in June 2010 as Chairman of the Board of Stage Stores, Inc., a U.S.-based specialty department store retailer that operates over 780 department stores in thirty-nine states under five banners: Bealls, Goody’s, Palais Royal, Peebles, and Stage. Mr. Scarborough joined Stage Stores in 2000 as its President and Chief Executive Officer, and held this position until his retirement in 2008. Mr. Scarborough previously held other senior positions in the retail sector, including President and Chief Executive Officer of Busy Body, Inc., a specialty retailer of premium fitness equipment, and Seattle Lighting, Inc., a supplier of lighting fixtures to the homebuilder, commercial and retail markets, as well as President and Chief Operating Officer of Enstar Specialty Retail, Inc., a footwear and women’s apparel retailer, and its subsidiary AMRET, Inc. Mr. Scarborough began his retail career in 1972, at Filene’s of Boston, a division of Federated Department Stores. Mr. Scarborough also serves on the board of directors and is Chair of the Compensation Committee of Charming Charlie, Inc., a U.S. based specialty retailer of women’s fashion accessories. Mr. Scarborough was educated at St. Michael’s College in Vermont, United States.

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

Michael R. Hoffman joined Gildan in October 1997. He served as Vice-President, Sales and Marketing for the international division until his appointment as President of Printwear in February 2001. Prior to joining Gildan, Mr. Hoffman was employed by Fruit of the Loom, Inc., where he last served as Divisional Vice-President of the Activewear Division.

Benito A. Masi has been involved in apparel manufacturing in North America for over twenty-five years. He joined Gildan in 1986, and since then has held various positions in the Company. He was appointed Vice-President, Apparel Manufacturing in February 2001 and his title was changed to Vice-President, Corporate Apparel Operations in September 2003. In August 2004, he was appointed Executive Vice-President, Apparel Manufacturing and was appointed Executive Vice-President, Manufacturing in January 2005.

Eric R. Lehman joined Gildan in December 2006 as Executive Vice-President, Supply Chain. In November 2008, Mr. Lehman’s responsibilities were expanded to include information technology and operational excellence and his title changed to Executive Vice-President, Supply Chain, Information Technology and Operational Excellence until his appointment as President of Branded Apparel in January 2011. He has over twenty years of experience in the supply chain function with major national apparel brands. Prior to joining Gildan, Mr. Lehman was employed by Russell Corporation, where he last served as Vice-President of Supply Chain. Prior to that, he held senior supply chain planning positions at both Fruit of the Loom, Inc. and the Hanes Division of Sara Lee Corporation.

As at November 30, 2012, the executive officers and directors of the Company as a group own 10,254,480 Common Shares, which represents 8.4% of the voting rights attached to all Common Shares.

8.	AUDIT AND FINANCE COMMITTEE DISCLOSURE

8.1	Mandate of the Audit and Finance Committee

The mandate of the Audit and Finance Committee is included herewith as Appendix A.

8.2	Composition of the Audit and Finance Committee

The Audit and Finance Committee is composed of five independent and financially literate directors, as such terms are defined under Canadian and U.S. securities laws and regulations, and in accordance with the NYSE Corporate Governance Standards. Their education and experience relevant to the performance of their responsibilities as members of the Audit and Finance Committee are as follows:

Russell Goodman is the Chairman of the Audit and Finance Committee and a corporate director. He was previously a senior partner of PricewaterhouseCoopers LLP, where he served successively as Managing Partner of Project Finance and Privatization for the Americas, Managing Partner of the Montreal office, and Canadian Managing Partner of the Transactions business. Prior to this, Mr. Goodman served for twenty-one years with Price Waterhouse LLP, including eleven years as a partner. Mr. Goodman is a member of the board of directors and a member of the Audit Committee of Metro Inc. He is Chair of the Audit Committee and a member of the Compensation Committee of Whistler Blackcomb Holdings Inc. Mr. Goodman is also a member of the board of directors of Forth Ports Limited, as well, a member of the Independent Review Committee of Investors Group Mutual Funds and serves on a number of advisory and not-for-profit boards. Mr. Goodman is a Fellow of the Order of Chartered Professional Accountants of Quebec, a Certified Fraud Examiner, and is certified by the Institute of Corporate Directors.

William D. Anderson is a corporate director. He has had a career as a business leader in Canada spanning over thirty years. Mr. Anderson joined the Bell Canada organization in 1992, where from 1998 to 2001, he served as Chief Financial Officer of BCE Inc. From 2001 to 2005, Mr. Anderson served as President of BCE Ventures and, from 2001 to 2007, he was the Chairman and Chief Executive Officer of Bell Canada International Inc. Prior to joining the Bell Canada organization, Mr. Anderson was in public practice for nearly twenty years with the accounting firm KPMG LLP, where he was a partner for eleven years. Mr. Anderson is also Chairman of the Board of Nordion Inc. and serves on the board of directors of TransAlta Corporation, where he is also Chairman of the Audit and Risk Committee. He also serves on the board of directors of Sun Life Financial Inc. where he also is the Chairman of the Audit and Conduct Review Committee as well as a member of the Risk Review Committee and Mr. Anderson was educated at the University of Western Ontario and is a Fellow of the Institute of Chartered Accountants of Ontario.

Pierre Robitaille is a business advisor and corporate director. He was previously Executive Vice-President and Chief Financial Officer at SNC-Lavalin Group Inc., a position he held from 1990 to 1998. Prior to his career at SNC-Lavalin Group Inc., Mr. Robitaille worked more than twenty years with the public accounting and management services firm Ernst & Whinney, including ten years as Audit Partner, and served as Managing Partner of the Montreal office and as President of the firm in Quebec. He has served on audit committees of several listed companies, including until recently as Chair of the Audit Committee of Nav Canada. Mr. Robitaille is a Fellow of the Order of Chartered Professional Accountants of Quebec. He was educated at HEC Montreal and McGill Business School.

Richard P. Strubel is a corporate director. He was previously President and Chief Operating Officer of Cardean Learning Group, a position he held from 1999 to 2004, and served as Vice-Chairman of its Board until 2008. Prior to this, Mr. Strubel had an extensive career as a business executive. He served as Managing Director of Tandem Partners Inc., as President and Chief Executive Officer of Microdot Inc., and as President of Northwest Industries. Mr. Strubel also has extensive experience serving on several boards of directors, including as a member of audit committees. Mr. Strubel was educated at Williams College and Harvard Business School.

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

In accordance with the Code of Ethics of the Ordre des comptables professionnels agréés du Québec (CPA) independence standards for auditors, the Sarbanes-Oxley Act of 2002 and rules of the U.S. Securities and Exchange Commission, the Company is restricted from engaging its external auditor to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, information technology services, valuation services, actuarial services, internal audit services, corporate finance services, management functions, human resources functions, legal services and expert services unrelated to the audit. The Company does engage its external auditor from time to time to provide certain non-audit services other than the restricted services. All non-audit services must be specifically pre-approved by the Audit and Finance Committee.

8.4	External Auditor Service Fees

The aggregate fees billed by KPMG LLP (“KPMG”), the Company’s external auditor, for various audit-related and non-audit services rendered for the fiscal years 2012 and 2011 were as follows:

Audit Fees — The aggregate audit fees billed by KPMG were Cdn$2,106,000 for fiscal 2012 and Cdn$1,752,531 for fiscal 2011. These services consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, consultation concerning financial reporting and accounting standards, including assistance in preparing the Company for compliance with the requirements of IFRS, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were Cdn$396,000 for fiscal 2012 and Cdn$418,610 for fiscal 2011. These services consisted of due diligence services relating to business acquisitions and also translation services in both years. Such due diligence services related primarily to financial accounting and internal control issues.

Tax Fees — The aggregate tax fees billed by KPMG were Cdn$642,000 for fiscal 2012 and Cdn$795,810 for fiscal 2011. These services consisted of tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies, and tax advisory services relating to domestic and international taxation.

All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were nil for both fiscal 2012 and fiscal 2011.

9.	LEGAL PROCEEDINGS

On October 12, 2012, Russell Brands LLC, an affiliate of Fruit of the Loom, filed a lawsuit against the Company in the United States District Court for the Western District of Kentucky, alleging trademark infringement and unfair competition and seeking injunctive relief and unspecified monetary damages. The litigation concerns labeling errors on certain inventory products shipped by Gildan to one of its customers. Upon being made aware of the error, the Company took immediate action to retrieve the disputed products. The Company believes that the value of the products in dispute is immaterial.

10.	TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Company is Computershare Investor Services Inc. having offices in Montreal and Toronto at which the register of transfer of the Common Shares is held. The co-transfer agent and co-registrar of the Company is Computershare Trust Company, N.A., having an office in Golden, Colorado.

11.	MATERIAL CONTRACTS

Other than the agreements entered into during the normal course of business, the only material agreements entered into in fiscal 2012, or before fiscal 2012 and which are still in force, are the following:

  The Agreement and Plan of Merger dated May 2, 2012 by and among Gildan (Delaware) Inc., ACME Acquisition Corp., Anvil Holdings Corp. and Lampe, Conway & Co. LLC, as the Stockholder Representative; and

  The Shareholder Rights Plan Agreement approved by the Board of Directors on December 1, 2010, and which was subsequently submitted to the Company’s shareholders for ratification at the annual shareholders’ meeting on February 9, 2011. This agreement was filed through SEDAR on December 3, 2010.

12.	INTERESTS OF EXPERTS

KPMG, the external auditor of the Company, reported on the 2012 Financial Statements, which were filed with the securities regulatory authorities. We are advised that, as at the date hereof, the members of KPMG are independent in accordance with the Code of Ethics of the Ordre des comptables professionnels agréés du Québec (CPA). These rules are equivalent or similar to Rules of Professional Conduct applicable to chartered accountants in the other provinces of Canada.

13.	FORWARD – LOOKING STATEMENTS

Certain statements included in this Annual Information Form constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial Risk Management” and “Risks and Uncertainties” sections beginning on page 22 and page 33 of our 2012 Annual MD&A, respectively, and the risks described under the “Critical Accounting Estimates and Judgments” section beginning on page 27 of our 2012 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

  our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, implementing cost reduction initiatives and completing and successfully integrating acquisitions;
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
  disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;
  changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
  factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
  compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;
  our significant reliance on computerized information systems for our business operations, including our JD Edwards Enterprise Resource Planning (ERP) system which is currently being upgraded to the latest system release, Enterprise One;
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
  adverse changes in third-party licensing arrangements and licensed brands;
  our ability to protect our intellectual property rights;
  changes in accounting policies and estimates;
  exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices; and
  the adverse impact of any current or future legal and regulatory actions.

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

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

14.	ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Company’s equity compensation plans is contained in the management proxy circular for its most recent annual meeting of security holders that involve the election of directors. Additional financial information is provided in the 2012 Financial Statements and the 2012 Annual MD&A for its most recently completed financial year, both of which are incorporated herein by reference. Copies of these documents and additional information relating to Gildan may be found on the SEDAR website at www.sedar.com and the EDGAR website at www.sec.gov and may also be obtained upon request to the Secretary of Gildan at the following address:

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

the chair of the Compensation and Human Resources committee of the Company is a member of the Audit Committee;

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

reviewing, with management and the external auditors, the annual audited consolidated financial statements of the Company and accompanying information, including the report of the auditors thereon to be included in the Annual Report of the Company, the Company’s MD&A disclosure and annual earnings press release, prior to their release, filing and distribution;

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

reviewing the Company’s disclosure policy on a regular basis;

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

receiving periodically management’s reports assessing the adequacy and effectiveness of the Company’s systems of internal control over financial reporting; and reviewing the report of the auditors thereon;

reviewing insurance coverage (annually and as may otherwise be appropriate);

overseeing the processes in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

reviewing the Company’s policies and parameters regarding hedging activity and derivatives contracts entered into by management in order to address risks associated with foreign exchange fluctuations, commodity prices, interest rates and any other risks where the Company enters into derivatives contracts;

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

The internal auditors and the external auditors will have at all times a direct line of communication with the Audit Committee. Furthermore, each meets separately with the Audit Committee, without management, at least once a quarter, during which the Company’s financial statements and control environment must be discussed. Furthermore, at least once a quarter, and more frequently as required, the Audit Committee meets separately with management. Finally, at each regularly-scheduled and special meeting, the Audit Committee meets without management or any non-independent directors present.

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

C.	Evaluation of disclosure controls and procedures

Our disclosure controls and procedures (as such term is defined in the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed in our reports filed with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our principal executive officer and our principal financial officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 40-F. For the year ended September 30, 2012, management’s evaluation of the effectiveness of our disclosure controls and procedures excluded the disclosure controls and procedures of Anvil Holdings, Inc. (“Anvil”), a subsidiary acquired by the Registrant in an acquisition consummated on May 9, 2012 the results of which are included in the audited annual consolidated financial statements of the Registrant for the year ended September 30, 2012, to the extent Anvil’s disclosure controls and procedures are subsumed by internal control over financial reporting. The consolidated results of the Registrant for the year ended September 30, 2012 include net sales of $86.1 million and net earnings of $2.1 million relating to Anvil’s results of operations since the date of acquisition. Anvil accounted for approximately $96.4 million of current assets, $26.1 million of non-current assets, $34.6 million of current liabilities and $5.1 million of non-current liabilities, in the Registrant’s audited consolidated statement of financial position as at September 30, 2012.

Based on that evaluation, which excluded Anvil’s disclosure controls and procedures, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of such period.

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

Under the supervision and with the participation of our principal executive officer and our principal financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of September 30, 2012, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). For the year ended September 30, 2012, management’s evaluation of internal control over financial reporting excluded the internal control over financial reporting of Anvil, a subsidiary acquired by the Registrant in an acquisition consummated on May 9, 2012 the results of which are included in the audited annual consolidated financial statements of the Registrant for the year ended September 30, 2012.

Based on that evaluation, which excluded Anvil’s internal control over financial reporting, our principal executive officer and our principal financial officer concluded that our internal control over financial reporting was effective as of that date.

E.	Attestation report of the registered public accounting firm.

KPMG LLP (“KPMG”), an independent registered public accounting firm, that audited and reported on our financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F, has issued an attestation report on the effectiveness of our internal control over financial reporting as of September 30, 2012. The attestation report is included on page 47 of the financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F.

F.	Changes in internal controls over financial reporting.

There have been no changes during fiscal year 2012 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The Registrant has adopted a Code of Ethics and Code of Conduct (the “Code of Ethics”) that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics is available at the Registrant’s website, www.gildan.com/corporate/IR/corporateGovernance.cfm, and is available, without charge, in print to any shareholder who requests it.

I.	Principal Accountant Fees and Services

In addition to retaining KPMG to report upon the annual consolidated financial statements of the Registrant, the Registrant retained KPMG to provide various audit-related and non-audit services in fiscal 2011. The aggregate fees billed for professional services by KPMG for each of the last two (2) fiscal years, were as follows:

Audit Fees — The aggregate audit fees billed by KPMG were Cdn$2,106,000 for fiscal 2012 and Cdn$1,752,531 for fiscal 2011. The services provided in exchange for these fees consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, consultation concerning financial reporting and accounting standards, including assistance in preparing the Company for compliance with the requirements of International Financial Reporting Standards, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were Cdn$396,00 for fiscal 2012 and Cdn$418,610 for fiscal 2011. The services provided in exchange for these fees consisted of due diligence services relating to business acquisitions and also translation services in both years. Such due diligence services related primarily to financial accounting and internal control issues.

Tax Fees — The aggregate tax fees billed by KPMG were Cdn$642,000 for fiscal 2012 and Cdn$795,810 for fiscal 2011. The services provided in exchange for these fees consisted of tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies, and tax advisory services relating to domestic and international taxation.

All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were nil for both fiscal 2012 and fiscal 2011.

All fees billed to the Registrant by KPMG in fiscal 2012 were pre-approved by the Registrant’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate and pursuant to applicable legislation. The mandate of the Audit and Finance Committee is available on the Registrant’s Internet website at www.gildan.com/corporate/IR/corporateGovernance.cfm.

In fiscal 2012 and fiscal 2011, the Company’s Audit and Finance Committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.

J.	Off-Balance Sheet Arrangements

Operating Leases and Commitments

The Registrant has no commitments that are not reflected in its balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations on page 25 of its Management’s Discussion and Analysis (see Exhibit 99.1) (the “MD&A”). As disclosed in Note 25(c) to the Registrant’s Consolidated Financial Statements (see Exhibit 99.2), the Registrant has issued corporate guarantees, irrevocable standby letters of credit and surety bonds primarily from various servicing agreements amounting to $16.5 million at September 30, 2012.

K.	Tabular Disclosure of Contractual Obligations

See page 25 of Exhibit 99.1.

L.	Corporate Governance Guidelines

The Registrant has adopted Corporate Governance Guidelines as well as mandates for its board of directors and each of its three committees which are available at the Registrant’s Internet website, www.gildan.com/corporate/IR/corporateGovernance.cfm, and are available in print to any shareholder who requests them.

M.	Identification of the Audit Committee

The Registrant has a standing audit committee established in accordance with Section 3 (a) (58) (A) of the Exchange Act. The members of the Registrant’s Audit and Finance Committee are Mr. Russell Goodman, Mr. William D. Anderson, Mr. Pierre Robitaille, Mr. Richard P. Strubel and Mr. Gonzalo F. Valdez-Fauli. Please refer to the section 8 of our Annual Information Form entitled “Audit and Finance Committee Disclosure”, included herein, for additional information.

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

DATED: December 7, 2012

GILDAN ACTIVEWEAR INC.

/s/ Lindsay Matthews
Name:	Lindsay Matthews
Title:	Vice-President, General Counsel and Corporate
Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management’s Discussion and Analysis of the Registrant for the year ended September 30, 2012

99.2	Audited comparative consolidated financial statements of the Registrant as at and for the year ended September 30, 2012

99.3	Consent of KPMG LLP

99.4	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

99.5	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code