Form 40-F
Gildan Activewear Inc.
filed 2013-11-27
CIK 1061894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended:  September 29, 2013                                                                                                    Commission File number:  01-14830

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

121,908,837

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☑	No ☐

GILDAN ACTIVEWEAR INC.

ANNUAL INFORMATION FORM

for the year ended September 29, 2013

November 26, 2013

GILDAN ACTIVEWEAR INC.
2013 ANNUAL INFORMATION FORM

This Annual Information Form is dated November 26, 2013 and, except as otherwise indicated, the information contained herein is given as of November 26, 2013.

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

The information appearing in the extracts of the documents listed below and specifically referred to in this Annual Information Form is incorporated herein by reference:

-	Audited Consolidated Financial Statements as at and for the year ended September 29, 2013 (the “2013 Financial Statements”);

-	Management’s Discussion and Analysis for the year ended September 29, 2013 (the “2013 Annual MD&A”); and

-	The latest Notice of Annual Meeting of Shareholders and Management Proxy Circular filed on SEDAR.

The foregoing documents are available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on the Company’s website at www.gildan.com/corporate.

This Annual Information Form contains certain forward-looking statements that are based on Gildan’s current expectations, estimates, projections and assumptions and that were made by Gildan in light of its experience and its perception of historical trends. Results indicated in forward-looking statements may differ materially from the actual results. Please refer to the cautionary statement on pages 31 and 32 of this Annual Information Form for further explanation.

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

Our principal executive offices and registered office are located at 600 de Maisonneuve Boulevard West, 33rd Floor, Montreal, Quebec, Canada H3A 3J2, and our main telephone number at that address is (514) 735-2023.

1.2	Intercorporate Relationships

The following table indicates our principal subsidiaries, their jurisdiction of incorporation and the percentage of voting securities that we beneficially own or over which we exercise direct or indirect control:

Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Securities or Partnership Interests that Gildan held as at November 26, 2013
Gildan Activewear SRL	Barbados	100%
Gildan USA Inc.	Delaware	100%
GoldToeMoretz, LLC	Delaware	100%
Gildan Honduras Properties, S. de R. L.	Honduras	100%
Gildan Yarns, LLC	Delaware	100%
Gildan Mayan Textiles, S. de R. L.	Honduras	100%
Anvil Knitwear, Inc.	Delaware	100%
Gildan Hosiery Rio Nance, S. de R. L.	Honduras	100%
Gildan Activewear Dominican Republic Textile Company Inc.	Barbados	100%
Gildan Activewear (UK) Limited	United Kingdom	100%
Gildan Choloma Textiles, S. de R. L.	Honduras	100%
Gildan Honduras Hosiery Factory, S. de R. L.	Honduras	100%

The subsidiaries that have been omitted do not represent individually more than 10% of the consolidated assets and 10% of the consolidated revenue of Gildan, or in the aggregate more than 20% of the total consolidated assets and the consolidated revenue as at and for the year ended September 29, 2013.

2.	GENERAL DEVELOPMENT OF THE BUSINESS

The following section describes how our business has evolved in the last three completed financial years and lists key events that have influenced the development of our business.

2.1	Recent Developments

•
On November 20, 2013, Gildan’s Board of Directors approved a 20% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.108 per share payable on January 6, 2014 to shareholders of record on December 12, 2013.

•
Effective November 1, 2013, Mr. Russ Hagey was appointed to the Company’s Board of Directors. Mr. Hagey is a Senior Partner and the Worldwide Chief Talent Officer of Bain & Company, Inc., one of the world’s leading management consulting firms. Mr. Hagey holds a Master of Business Administration from the Stanford Graduate School of Business and earned his Bachelor of Arts in economics from the University of California at Los Angeles. He also serves on a number of community and not-for-profit boards. With the addition of Mr. Hagey, Gildan’s Board of Directors now comprises ten members, of which nine are independent of management.

•	In the first quarter of fiscal 2014, we obtained a worldwide license for the Mossy Oak® brand for activewear, underwear and socks.

2.2	Developments in Fiscal 2013

•
On November 28, 2012, Gildan’s Board of Directors approved a 20% increase in the amount of the quarterly dividend and declared a cash dividend of $0.09 per share payable at each quarter of fiscal 2013 to shareholders of record.

•	In November 2012, the Company amended its revolving long-term bank credit facility to extend the maturity date from June 2016 to January 2018.

•
Results for fiscal 2013 returned to record levels of profitability compared to the prior year, which was negatively impacted by the misalignment of industry selling prices and historically high levels of costs of cotton, as discussed in more detail under section 2.3 of this Annual Information Form.

•
We made important progress in our strategy to penetrate the retail market. We secured new branded programs for fiscal 2013 with national retail customers and regional retail chains, including our first major Gildan® branded underwear program to a U.S. national mass-market retailer.

•
We completed the production ramp-up in our newest facility Rio Nance 5, and we resumed production at the refurbished Rio Nance 1 facility. As discussed in section 2.3 of this Annual Information Form, production at Rio Nance 1 was temporarily suspended in fiscal 2012 in order to modernize and refurbish the facility and improve its cost efficiency. The addition of Rio Nance 5 and the resumption of production at Rio Nance 1, combined with a planned new textile facility, are expected to support our capacity requirements for our planned growth over the next few years.

•
The Company began to implement a significant initiative in yarn-spinning capabilities. Investments during fiscal 2013 included the acquisition on October 29, 2012 of the remaining 50% interest of our yarn-spinning joint venture CanAm Yarns, LLC (“CanAm”) for cash consideration of $11.1 million, the refurbishment and modernization of the two open-end yarn-spinning facilities previously operated by the joint venture, and the development of a new ring-spun yarn manufacturing facility in Salisbury, NC. CanAm was subsequently renamed Gildan Yarns, LLC. Ring-spun products will be utilized to enhance the Company’s product offering in the Branded Apparel and Printwear segments. In addition, on September 23, 2013, the Company announced further investments for fiscal 2014 and 2015 for the construction of two additional yarn-spinning facilities. We are currently targeting to achieve important cost savings from our yarn-spinning investments, starting in fiscal 2015.

•
On June 21, 2013, the Company acquired substantially all of the assets and assumed certain liabilities of New Buffalo Shirt Factory Inc. (“New Buffalo”) and its operating affiliate in Honduras, for cash consideration of $5.8 million. New Buffalo is a leader in screenprinting and apparel decoration for global lifestyle and athletic brands. The rationale for the acquisition is to complement the further development of the Company’s relationships with these major consumer brands which it supplies.

2.3           Developments in Fiscal 2012

•
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

•
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

•
On May 9, 2012, the Company acquired 100% of the common shares of Anvil Holdings, Inc. (“Anvil”) for cash consideration of $87.4 million, net of cash acquired. Anvil is a supplier of high-quality basic T-shirts and sport shirts. The acquisition of Anvil further enhances Gildan’s leadership position in the U.S. printwear market, and also positions the Company with potential growth opportunities as a supply chain partner to leading consumer brands with criteria for product quality and social responsibility.

•
During fiscal 2012, we began the ramp-up of our newest textile facility, Rio Nance 5. During the production ramp-up of Rio Nance 5, we suspended production temporarily at our most mature facility, Rio Nance 1, in order to modernize and refurbish the facility and improve its cost efficiency.

•
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

2.4	Developments in Fiscal 2011

•
In the first half of fiscal 2011, we experienced a recovery in demand in our target printwear markets. However, starting with the third quarter of fiscal 2011, market conditions weakened and demand in the U.S. wholesale distributor channel declined approximately 8% in the second half of fiscal 2011. Towards the latter part of fiscal 2010, we began to see a dramatic increase in cotton prices which peaked to historical new highs during fiscal 2011. In response to the significant increase in cotton costs, apparel suppliers, including Gildan, implemented successive price increases beginning in the fourth quarter of fiscal 2010 and during fiscal 2011. During the second half of fiscal 2011, cotton future prices began a rapid and significant decline, but with no immediate benefit on industry costs as existing manufacturer inventories continued to reflect cotton purchased at the previously higher levels of cotton prices. Despite existing high-cost cotton in manufacturer inventories, short-term promotional discounting began to increase in the U.S. distributor channel at the end of the fourth quarter of fiscal 2011.

•
On December 1, 2010, the Company’s Board of Directors approved the introduction of a quarterly cash dividend in the amount of $0.075 per share payable on all issued and outstanding Common Shares. During fiscal 2011, the Company paid an aggregate of $27.5 million of dividends.

•
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

•
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

•	During fiscal 2011, the Company completed the construction of its third textile manufacturing facility in Honduras, Rio Nance 5, and commenced operations at the end of the fiscal year.

•
During fiscal 2011, the Company consolidated U.S. sock manufacturing operations from its V.I. Prewett & Son, Inc. subsidiary, which was acquired in fiscal 2008, to its Central American manufacturing hub.

•	During fiscal 2011, the Company increased its long-term unsecured revolving bank credit facility to $800 million from $400 million and extended the maturity date to June 2016 from June 2013.

3.	DESCRIPTION OF THE BUSINESS

3.1	Business Overview

Gildan is a leading supplier of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear and socks. We market our products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe® and Anvil® brands and brand extensions, as well as under licensing arrangements for the Under Armour® and New Balance® brands. We distribute our products in the North American and international printwear markets and to U.S. retailers. Gildan® is the leading activewear brand in the printwear market in the U.S. and Canada, and is increasing its penetration in international printwear markets, such as Europe, Mexico and the Asia-Pacific region. In the U.S. retail market, we are one of the largest suppliers of branded athletic, casual and dress socks to a broad spectrum of retailers. We are also developing Gildan® as a consumer brand for activewear and underwear. The Company also manufactures select programs for leading global athletic and lifestyle consumer brands.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America and the Caribbean Basin and are strategically positioned to efficiently service the quick replenishment needs of its customers in the printwear and retail markets. Gildan has over 34,000 employees worldwide and is committed to industry-leading labour and environmental practices at all of its facilities.

Strategy and Objectives

Our growth strategy comprises the following four initiatives:

Continue to pursue additional printwear market penetration and opportunities

While we have achieved a leadership position in the U.S. and Canadian printwear channels, particularly in the U.S. wholesale distributor channel, through the expansion of our production capacity and the introduction of new products, we continue to pursue additional growth opportunities to increase our penetration in the North American printwear markets. We also intend to continue to expand our presence in targeted international printwear markets outside of the U.S. and Canada, which currently represent less than 10% of the Company’s total consolidated net sales, by penetrating new markets and new distribution channels and by leveraging our brands.

We are pursuing further market penetration in North America and internationally with our expanded portfolio of brands sold in the printwear channel, which in addition to our leading Gildan® brand include the Anvil® brand and the licensed New Balance® brand, each with a different brand positioning in the channel. In addition, we are pursuing further sales growth through the introduction of new products such as softer T-shirts and sport shirts, new styles tailored for women, a product-line with tear-away labels, performance products, enhanced sport shirts offerings and work wear assortments. New product introductions could also allow us to service certain niches of the printwear channel in which we previously did not participate.

Fiscal 2013 progress

•
We launched a basic performance activewear product-line under the Gildan Performance™ brand. Our Gildan Performance™ line features moisture management attributes and anti-microbial properties which we incorporated through innovations into our textile production process to ensure long-lasting performance.

•	We introduced a New Balance® sports performance line for activewear products in the printwear distributor channel in the U.S. and Canada.

•
We enhanced the Anvil® product-line and have repositioned the brand to focus on contemporary ring-spun niche products, to further complement the Gildan product offering in the printwear market. The new Anvil® line is expected to be launched in January 2014 and will feature fashion fitted styles with ring-spun softness.

•	We continued our penetration in international printwear markets and grew our sales by 14%.

Continue penetration of retail market as a full-line supplier of branded family apparel

We intend to continue to leverage our existing core competencies, successful business model and competitive strengths to grow our sales to U.S. retailers. As in the printwear channel, success factors in penetrating the retail channel include consistent quality, competitive pricing and fast and flexible replenishment, together with a commitment to corporate social responsibility and environmental sustainability. We intend to leverage our current distribution with retailers, our manufacturing scale and expertise and our ongoing marketing investment to support the further development of company-owned and licensed brands to create additional sales growth opportunities in socks, activewear and underwear. The Company is investing in the further development of the Gildan® and Gold Toe® portfolio of consumer brands and is making a significant investment in advertising in support of these brands.

Although we are primarily focused on further developing of our Gildan® and Gold Toe® brands, we are also focused on building our relationships as a supply chain partner to global athletic and lifestyle brands that are increasingly looking to source large-scale replenishment programs from manufacturers that meet rigorous quality and social compliance criteria and have an efficient supply chain strategically located in the Western Hemisphere. Our objective is to build on the strong established relationships we currently have with select major sportswear and family entertainment companies and grow our current sales in activewear with this customer base. In addition, we believe there is an opportunity to leverage these relationships to expand into other product categories, such as socks, performance products and underwear.

Fiscal 2013 progress

•
We secured new branded programs for fiscal 2013 with national retail customers and regional retail chains, some of which replaced retailer private label programs we were previously supplying. We believe these new program placements in underwear, socks and activewear are providing significant exposure and visibility for the Gildan® brand.

–	During the third quarter of fiscal 2013, the Company began shipment of its first major Gildan® branded underwear program to a U.S. national mass-market retailer.

–
We gained further traction with the Company’s new G® brand for underwear and activewear, which is being targeted at a younger consumer demographic, by securing additional distribution in national chains and department stores.

•
In order to maximize the opportunity provided by the new branded programs, Gildan increased its advertising expenditures in support of its Gildan® and Gold Toe® brands during fiscal 2013 by over $15 million compared with fiscal 2012, including a commercial which aired during Super Bowl® XLVII on February 3, 2013.

•
We increased our industry-leading market share position in department stores and national chains for Gold Toe® socks, demonstrating the benefit of the Company’s increased investments in marketing and advertising to further enhance the equity of the brand.

•
On June 21, 2013, we acquired substantially all of the assets of New Buffalo, a leader in screenprinting and apparel decoration for global lifestyle and athletic brands, in order to be able to provide a more streamlined sourcing solution for these brands.

•	We increased our sales with global consumer brands during fiscal 2013 and we secured further important new programs for fiscal 2014.

•
The Company has also continued to achieve placement of new Gildan® and Gold Toe® branded programs for fiscal 2014, including the introduction of its premium Gildan Platinum™ brand at department stores and a major national retail chain.

•	In the first quarter of fiscal 2014, we obtained a worldwide license for the Mossy Oak® brand for activewear, underwear and socks.

Continue to increase capacity to support our planned sales growth and generate manufacturing and distribution cost reductions

We plan to continue to increase capacity to support our planned sales growth. We are continuing to seek to optimize our cost structure by adding new low-cost capacity, investing in projects for cost-reduction and further vertical-integration, as well as for additional product quality enhancement.

Fiscal 2013 progress

•
The Company began to implement a significant initiative in yarn-spinning capabilities. Investments during fiscal 2013 included the acquisition of the remaining 50% interest of our yarn-spinning joint venture, the refurbishment and modernization of the two open-end yarn-spinning facilities previously operated by the joint venture, and the development of a new ring-spun yarn manufacturing facility in Salisbury, NC. Ring-spun products will be utilized to enhance the Company’s product offering in the Branded Apparel and Printwear segments. In addition, on September 23, 2013, the Company announced further investments for fiscal 2014 and 2015 for the construction of two additional yarn-spinning facilities. We are currently targeting to achieve important cost savings from our yarn-spinning investments, starting in fiscal 2015.

•	We completed the production ramp-up in our newest facility Rio Nance 5, which is now operating at a more cost-efficient level as compared with our existing textile facilities.

•
We invested in the modernization and refurbishment of our Rio Nance 1 facility in order to improve its cost efficiency, and resumed production at Rio Nance 1 during the fourth quarter of the fiscal year. The addition of Rio Nance 5 and the resumption of production at Rio Nance 1, combined with our planned new textile facility, are expected to support our capacity requirements for our planned growth over the next few years. We are also upgrading equipment at the former Anvil facility in Honduras to support our growth in more specialized performance and fashion products.

•
We expanded our biomass facilities to generate cost reductions and further reduce our reliance on high-cost fossil fuels and our impact on the environment. Our investment in biomass facilities as an alternate source of natural renewable energy, and other initiatives to increase the efficiency of our energy-intensive equipment and processes reflect the Company’s commitment to environmental sustainability.

•	We began construction of a new distribution centre in the Rio Nance complex in Honduras, which is expected to enhance the efficiency and cost effectiveness of our supply chain.

Reinvest cash flow

We will continue to evaluate opportunities to reinvest our cash flows generated from operations. We believe we will generate free cash flow after financing our working capital and capital expenditure requirements to support our organic growth. In order to re-invest our free cash flow, we will continue to seek complementary strategic acquisition opportunities which meet our return on investment criteria, based on our risk-adjusted cost of capital. We may also consider share repurchases. In addition, the Company allocates cash towards the payment of a dividend.

Fiscal 2013 progress

•	We generated free cash flow of $263.1 million after investing $167.0 million in capital expenditures.

•	We repaid in full amounts drawn on our revolving long-term bank credit facility, which had been used to fund the acquisitions of Gold Toe and Anvil.

•	On June 21, 2013, we acquired substantially all of the assets of New Buffalo, a leader in screenprinting and apparel decoration for global lifestyle and athletic brands.

•	On November 20, 2013, the Board of Directors approved a 20% increase in the amount of the current quarterly dividend.

Our Operating Segments

The Company manages and reports its business under the following two operating segments, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear segment

The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe and the Asia-Pacific region. The products sold through our Printwear segment consist mainly of undecorated or “blank” T-shirts, fleece and sport shirts marketed primarily under our Gildan® brand. In fiscal 2012, we added the Anvil® brand and brand extensions, following the acquisition of Anvil. In addition, in fiscal 2013, we entered into a license arrangement with New Balance Athletic Shoe, Inc., to sell New Balance® branded performance activewear products in the printwear distributor channel in the U.S. and Canada. Wholesale distributors sell our products to screenprinters and embroiderers who decorate the products with designs and logos. Screenprinters and embroiderers then sell the imprinted activewear to a highly diversified range of end-use markets, including educational institutions, athletic dealers, event merchandisers, promotional product distributors, charity organizations, entertainment promoters, travel and tourism venues and retailers. Our activewear products are used in a variety of daily activities by individuals, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity.

Branded Apparel segment

The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, and distributes branded family apparel, which includes athletic, casual and dress socks, underwear and activewear products, primarily to U.S. retailers. A significant portion of our Branded Apparel segment sales consist of a variety of styles of socks, sold primarily under various company-owned and licensed brands, as well as select national retailers’ brands. We are also pursuing a strategy to grow our sales of underwear and activewear products in the U.S. retail market. We are increasingly developing the Gildan® brand within multiple retail channels. We have placement of Gildan® branded programs within the mass-retail channel, we recently launched our premium Gildan Platinum™ brand in department stores and a major national chain, and Smart Basics™ in “dollar” stores. In addition to the Gildan® brand, our portfolio of consumer brands includes:

•	the core Gold Toe® brand, which has high consumer brand recognition and strong consumer loyalty in national chains, department stores, and price clubs;

•	the G® brand line of socks, underwear and activewear which is targeted at a younger consumer demographic;

•	the SilverToe® brand sold to a national chain;

•	the GT a Gold Toe Brand® which we believe has further potential for development in the mass-market;

•	the PowerSox® athletic performance brand which is distributed mainly through sports specialty retailers and national chains;

•	the Auro® brand for the mass-market;

•	the All Pro® brand, an athletic sock brand for the mass-market; and

•	an exclusive license for socks for the Under Armour® brand in the U.S.

Furthermore, we also manufacture, decorate and distribute products for leading global consumer brands, including major sportswear and family entertainment brands.

Competitive Environment

The markets for our products are highly competitive and are served by domestic and international manufacturers or suppliers. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated, strategically-located manufacturing hubs. Our capital investments in manufacturing allow us to operate efficiently and reduce costs, offer competitive pricing, maintain consistent product quality, and a reliable supply chain, which efficiently services replenishment programs with short production/delivery cycle times. Continued innovations in our manufacturing processes have also allowed us to deliver enhanced product features, further improving the value proposition of our product offering to our customers. Consumer brand recognition and appeal are also important factors in the retail market. The Company is focused on further developing its brands and is making a significant investment in advertising in support of further enhancement of its Gildan® and Gold Toe® brands. Our commitment to leading environmental and social responsibility practices is also an important factor for our customers.

Printwear segment

Our primary competitors in North America include major apparel manufacturers such as Fruit of the Loom, Inc. (“Fruit of the Loom”) and Russell Corporation (“Russell”), both subsidiaries of Berkshire Hathaway Inc. (“Berkshire”), Hanesbrands Inc. (“Hanesbrands”), smaller U.S.-based competitors, including Alstyle Apparel, a division of Ennis Corp., Delta Apparel Inc., American Apparel, Inc., Color Image Apparel, Inc., Next Level Apparel, as well as Central American and Mexican manufacturers. We also compete with private label brands sold by some of our distributors. Competitors in the European printwear market include Fruit of the Loom and Russell, as well as competitors that do not have integrated manufacturing operations and source products from suppliers in Asia.

Branded Apparel segment

In the retail channel, we compete primarily with Hanesbrands, Berkshire’s subsidiaries, Fruit of the Loom and Russell, Renfro Corporation and Jockey International, Inc. In addition, we compete with brands of well-established U.S. fashion apparel and sportswear companies, as well as private label brands sold by our customers that source primarily from Asian manufacturers.

Textile and sock manufacturing

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

Central America

Our largest manufacturing hub is based in Honduras and includes three large-scale vertically-integrated textile facilities for the production of activewear and underwear, Rio Nance 1, Rio Nance 2 and our newest and largest facility, Rio Nance 5. Textiles produced in Honduras are assembled at our sewing facilities in Honduras and Nicaragua. At the Rio Nance complex, we also have constructed and operate two sock manufacturing facilities, Rio Nance 3 and Rio Nance 4. During fiscal 2012, while ramping-up production capacity in Rio Nance 5, we suspended production at the Rio Nance 1 facility in order to modernize and refurbish the facility, which is expected to result in the improvement of the facility’s cost efficiency. Production at Rio Nance 1 restarted in the fourth quarter of fiscal 2013. As part of the acquisition of Anvil in fiscal 2012, we integrated a smaller textile facility in Honduras in close proximity to our main complex in Rio Nance. The Company is currently upgrading and expanding the former Anvil textile facility in Honduras to support its growth in more specialized performance and fashion products. We are currently evaluating two potential locations in Central America for a planned new textile facility. The Company is continuing to expand its production capacity because it believes that it is well positioned to build on its competitive strengths in order to achieve continuing sales and earnings growth in Printwear in both the U.S. and international markets, and to continue to achieve new branded programs in Branded Apparel. The investment in the new facility is expected to begin early in the second half of fiscal 2014 and it is projected to be built and ramped up in fiscal 2015 and 2016.

Caribbean Basin

Our Caribbean Basin manufacturing hub includes a vertically-integrated textile facility for the production of activewear fabric in Bella Vista, Dominican Republic. Textiles produced at our manufacturing facility in the Dominican Republic are sewn at third-party contractor operations in Haiti and at our two sewing facilities in the Dominican Republic. Operations at our second sewing facility in the Dominican Republic began in fiscal 2013 and we are currently investing in the development of a third sewing facility in the region.

Screenprinting/Decorating

During fiscal 2013, we acquired screenprinting and apparel decorating capabilities from New Buffalo and its operating affiliate in Honduras to support and further complement our business as a supply chain partner to leading global athletic and lifestyle consumer brands. We now operate two screenprinting and decorating facilities located in Clarence, NY and in Quimistan, Santa Barbara, Honduras.

Yarn-spinning

We satisfy our yarn requirements primarily by sourcing in the U.S. from third-party yarn suppliers with which we have supply agreements, as well as from our own yarn-spinning facilities in the U.S. Following our acquisition of the remaining 50% interest in CanAm, we now own two open-end yarn-spinning facilities, located in Clarkton, NC and Cedartown, GA. We are currently investing in the refurbishment and modernization of these yarn-spinning facilities, which is expected to be completed during fiscal 2014. During fiscal 2013, we began to execute on a significant yarn-spinning manufacturing initiative in order to support our projected sales growth and planned capacity expansion, and to continue to pursue our business model of investing in global vertically-integrated low-cost manufacturing technology and in product technology, which we believe will provide consistent superior product quality. We are developing a new yarn-spinning facility in Salisbury, NC for the production of ring-spun yarn, which is expected to begin production in the second quarter of fiscal 2014. On September 23, 2013, the Company also announced investments for fiscal 2014 and 2015, in excess of $200 million, for the construction of two additional yarn-spinning facilities. One of the facilities will be located in Salisbury, NC, adjacent to the facility which is currently being developed, and the second facility will be located in Mocksville, NC.

Sales, marketing and distribution

Our sales and marketing offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting and production planning, as well as inventory control and logistics for each of their respective operating segments.

Printwear segment

Our sales and marketing office servicing our global printwear markets is located in Christ Church, Barbados. We distribute our activewear products for the printwear markets primarily out of our main distribution centre in Eden, NC. We also use third-party warehouses in the western United States, Canada, Mexico, Europe and Asia to service our customers in these markets.

Branded Apparel segment

Our primary sales and marketing office for our Branded Apparel segment is located in Charleston, SC at the same location as our primary distribution centre servicing our retail customers. In addition, we service retail customers from smaller distribution centres in North Carolina and South Carolina. We also operate 46 retail stores located in outlet malls throughout the United States.

Customers

We sell our products to customers requiring an efficient supply chain and consistent product quality for high-volume quick replenishment programs in the North American and international printwear markets and we are becoming a growing supplier to U.S. retailers. In our printwear markets we sell our products in over 30 countries across North America, Europe and the Asia-Pacific region, primarily to wholesale distributors. Our products in the U.S. retail market are sold to a broad spectrum of retailers, including mass-market retailers, department stores, national and regional chains, sports specialty stores and price clubs. In fiscal 2013 our sales totalled $2,184.3 million, of which $1,468.7 million were derived from our Printwear customers and $715.6 million from Branded Apparel customers.  In fiscal 2013, we sold our products in the United States, Canada and Europe and other international markets, which accounted for 90%, 3% and 7% of total sales, respectively. For a breakdown of our total sales by geographic market for each of the last two financial years, reference is made to note 26 to the 2013 Financial Statements, which note is incorporated herein by reference.

Our total customer base is composed of a relatively small number of significant customers. In fiscal 2013, our largest customer accounted for 17.9% of our total sales, and our top ten customers accounted for 57.5% of our total sales. Although we have long-term ongoing relationships with many of our customers, our contracts with our customers do not require them to purchase a minimum quantity of our products. Instead, we assess their projected requirements and then plan our production and marketing strategy accordingly.

Raw Materials

Cotton and polyester fibres are the main raw materials used in the manufacturing of our products. Cotton is used in the manufacturing of both 100% cotton yarns and blended yarns, while polyester is used in the manufacturing of both blended yarns and 100% polyester yarns. The majority of the cotton fibre used in the manufacturing of yarn for Gildan is typically purchased on Gildan’s behalf by our yarn suppliers for future delivery at pre-determined prices under contracts as deemed appropriate by management.  Similarly, for the majority of the polyester fibers, pricing is negotiated directly with suppliers on an annual basis subject to the price variability of certain polyester components.

During fiscal 2013, most of our yarn requirements for the production of our product-lines were met by our long-term supply agreements with third-party suppliers, as well as by our yarn-spinning facilities in Cedartown, GA and Clarkton, NC. Please refer to the discussion of our yarn-spinning operations under the “Yarn-spinning” heading in this Annual Information Form for further information about the Company’s initiatives and investments in yarn-spinning. The yarn requirements for our Bangladesh operations are supplied by local and regional spinners.

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

Biomass, derived both from dedicated plantations and agricultural waste, is sourced from private third-party suppliers, and now provides a major portion of the energy for our operations in both the Dominican Republic and Honduras. We anticipate that our biomass consumption needs will increase progressively over the next few years. During fiscal 2009, we began construction of a biomass steam generation system in the Dominican Republic, which began operating as of March 2010 and has contributed to the reduction of the energy costs associated with our textile production in the Dominican Republic. During fiscal 2010, we completed similar biomass steam generation projects for both of our sock manufacturing facilities in Honduras. The first biomass facility became operational at the end of fiscal 2010, and the second biomass facility became operational during the first quarter of fiscal 2011. In the third quarter of 2011, we began the construction of a third biomass steam generation facility to support our textile facilities in Honduras, which is now fully operational and provides the majority of the steam used in our textile operations in Honduras. The Company is planning to increase the proportion of steam generated by biomass by further expanding its biomass facilities. In addition, the Company is investing in upstream production of biomass to improve its control over both the supply of raw material and its cost.

We also purchase chemicals, dyestuffs and trims through a variety of suppliers. These products have historically been available in sufficient supply.

Management Information Systems

Our Enterprise Resource Planning (“ERP”) system supports the majority of our operations in the areas of finance, manufacturing and customer service. This system is centralized and is accessed from all of our locations through secure networks. Our ERP system is linked to servers supporting both local processes and specialized applications, including payroll and distribution. Due to our increasing dependence on the availability of our computer systems to support our operations, we plan to continue, in fiscal 2014 to implement initiatives to enhance our information technology (“IT”) processes and infrastructure based on the Information Technology Infrastructure Library, a framework of “best practices” approaches intended to facilitate the delivery of high-quality IT services.

The Gildan JD Edwards ERP World system has been in place since 1999. In fiscal 2010, we initiated a process to upgrade to the current release, Enterprise One. The upgrade will facilitate the strategic objective of improving and modernizing system functionality and business agility. We implemented the first phase of the upgrade in fiscal 2012 and we are currently undertaking the second phase.

Seasonality and other factors affecting the variability of results and financial condition

Our results of operations for interim periods and for full fiscal years are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which results in quarterly fluctuations in operating results. Historically, consolidated net sales have been lowest in the first quarter and highest in the third quarter of the fiscal year, reflecting the seasonality of the Printwear segment net sales, which have historically accounted for a majority of the Company’s consolidated net sales. Demand for T-shirts is lowest in the first fiscal quarter and highest in the third quarter of each fiscal year when distributors purchase inventory for the peak Summer selling season. Demand for fleece is typically highest, in advance of the Fall and Winter seasons, in the third and fourth quarters of each fiscal year. For our Branded Apparel segment, sales are higher during the back-to-school period and the Christmas holiday selling season. Historically, our sales of the Branded Apparel segment have been highest in the fourth quarter.

Historically, the seasonal sales trends of our business have resulted in fluctuations in our inventory levels throughout the year, in particular a build-up of T-shirt inventory levels in the first half of the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable. While we enter into contracts in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs and trims.

Management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. In addition, the effect of asset write-downs, including provisions for bad debts and slow moving inventories, can affect the variability of our results. The section entitled “Restructuring and acquisition-related costs” of our 2013 Annual MD&A contains a discussion of costs related to the Company’s restructuring activities and business acquisitions.

Our reported amounts for sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in the U.S. dollar versus certain other currencies as described in the “Financial risk management” section of our 2013 Annual MD&A. The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

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

The United States has implemented several free trade agreements and trade preference programs to enhance trade with certain countries such as CAFTA-DR, the Caribbean Basin Trade Partnership Act and the Haitian Hemispheric Opportunity through Partnership Encouragement Act (“HOPE”), which allow qualifying textiles and apparel from participating countries duty-free access to certain developed countries’ markets.

The United States adopted CAFTA-DR and HOPE (as amended by HOPE II legislation in 2008 and by the Haitian Economic Lift Program legislation in 2010) to strengthen and develop U.S. economic relations and expand trade with Central America, the Dominican Republic and Haiti, where we have substantial manufacturing operations and activities.

In 2012, the United States implemented free trade agreements with South Korea, Colombia and Panama and has also continued free trade negotiations with a group of countries under the umbrella of the Trans-Pacific Partnership (“TPP”). Countries participating in the TPP negotiations at this time are Australia, Brunei, Canada, Chile, Mexico, Malaysia, New Zealand, Peru, Singapore, Japan and Vietnam. The United States’ entry into new free trade agreements may negatively affect our competitive position in the United States.

In early November 2013, the governments of Canada and Honduras formally signed a free trade agreement between the two countries. Once ratified, this agreement will enable qualifying textiles and apparel from Honduras to benefit from duty-free access into the Canadian market.

Imports into the Mexican market may qualify for trade preferences from various free trade agreements such as the Mexico-Costa Rica Free Trade Agreement, the Mexico-Nicaragua Free Trade Agreement, and the Mexico-Northern Triangle Regional Trade Agreement, which includes El Salvador, Guatemala and Honduras as member countries.

The European Union also has preferential trade agreements with other European countries and with countries outside of Europe. For example, the European Union maintains a Generalized System of Preferences (“GSP”) and the Everything But Arms programs that allow duty-free entry into the European Union of qualifying articles, including apparel, from developing countries such as Honduras and Nicaragua, and least developed countries, including Haiti. Recent amendments regarding the reform of certain of the GSP provisions, including the rules of origin, have recently come into effect. The new provisions will further enhance duty-free access to the European Union of qualifying apparel articles, including, potentially, apparel articles from Pakistan, which could negatively impact our competitive position in the European Union. The European Union also reinstated the GSP preference to Myanmar / Burma in 2013.

The European Union and the Central American countries of Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama signed in 2012 a comprehensive association agreement (the “Association Agreement”) which includes a trade component allowing duty free entry into the European Union of qualifying apparel articles. The Association Agreement, recently enacted, supersedes the eligibility for the GSP trade preference of the signatory Central American countries. The European Union has reached similar agreements with Colombia and Peru. The impact of the enactment of the Association Agreement and the agreements with Colombia and Peru on our operations cannot be ascertained at this time. Other European Union trade agreements, known as economic partnership agreements, are already in effect with Mexico and several of the Caribbean states.

In 2011, the People’s Republic of China extended duty-free and quota-free trade benefits awarded to Bangladesh under the Asia Pacific Trade Agreement to include certain chief-weight cotton apparel articles made in Bangladesh.

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

Intellectual Property

We own several registered trademarks including, among others, the Gildan® trademark in Canada, the United States and in the European Union as well as in many countries in Central America, South America and Asia-Pacific, including Australia. Applications for the registration of the Gildan® trademark, as well as for the Gildan Performance™, Aqua Defense™,  DryBlend™, Smart Basics™, Part of Your Life™, Gildan Sof'tag™, Every thread counts™, Giltouch Softwear™, Gildan Premium CottonTM, and Gildan Platinum™ trademarks, are also pending or have been accepted during fiscal 2013 in several countries.

As a result of the acquisition of Gold Toe Moretz, we also own the iconic Gold Toe® trademark, as well as the Silver Toe®, Auro®, PowerSox®, All Pro®,  Soleution®, G® and The Best Socks On Two Feet™ trademarks, and we will further expand registration of these marks internationally. Applications for the registration of the AquaFx™, Freshcare™, Signature design™ and Signature Gold by Goldtoe™ trademarks are also pending in several countries.

In addition, we have an exclusive license for Under Armour® branded socks in the U.S., with potential international expansion. We also own a license for New Balance® branded basic, performance and fleece apparel in the U.S. and Canada to the printwear industry. Moreover, with the acquisition of Anvil, we also own Anvil's portfolio of trademarks for high-quality basic t-shirts and sport shirts including Anvil®, Anvil Not Just a T-Shirt™, Anvil's eco collection (Anvil Organic®, Anvil Recycled®, Anvil Sustainable®) as well as a number of other registered trademarks. In addition, Shirt Scan® and Track My T® trademarks (and copyright) pertain to computer and mobile applications which provide information on clothing manufacturing. We have and intend to continue to maintain our trademarks and the relevant registrations, and will actively pursue the registration of trademarks in Canada, the United States and abroad.

Corporate Social Responsibility

Our corporate social responsibility program encompasses four major areas of focus:

•	People well-being: Commitment to industry-leading working conditions and labour practices at each of our worldwide locations;

•	Community engagement: Commitment to our neighbours through dedicated support for youth and humanitarian aid;

•
Environmental protection: Commitment to the development and implementation of leading and innovative solutions that reduce the environmental impact of our operations throughout our entire supply chain; and

•	Product responsibility: Commitment to a responsible product line through sustainable solutions.

In September 2013, Gildan was named to the Dow Jones Sustainability World Index (DJSI World) and is one of only two North American companies to be named to DJSI World under the Textiles, Apparel and Luxury Goods sector. The Dow Jones Sustainability Indices (DJSI) track the financial performance of the leading sustainability-driven companies worldwide. These indices serve as benchmarks for investors who integrate sustainability considerations into their investment philosophy. The annual DJSI review is based on a thorough analysis of corporate economic, environmental and social performance carried out by RobecoSAM, an investment specialist focused exclusively on sustainability investing. The analysis covers issues such as supply chain standards and labour practices, environmental policy/management systems, corporate governance and risk management.

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

We have implemented internal and external monitoring programs that permit us to verify compliance with local labour laws, as well as with internationally recognized labour standards. Our social compliance monitoring is composed of both external third-party audits and internal monitoring audits. Independent third-party monitors also regularly audit our plants, both on an announced and unannounced basis. During fiscal 2013, 228 audits were performed in our facilities and in the facilities of our third-party contractors. Approximately 32% of these audits were carried out by external auditors, 84% of which were mandated by our customers.

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

Environmental Compliance

Gildan operates within the guidelines and practices set forth in its Corporate Environmental Policy and in its Environmental Code of Practice. The thrust of our environmental management system is to reduce our environmental impact and to preserve the external natural resources the Company utilizes. Innovative systems such as the Biotop, a biological wastewater treatment system, and our biomass steam generation systems are some of the sustainable practices we have put in place. The Company monitors, controls and manages other environmental issues through policies which include, but are not limited to, the recycling and creation of measures for waste prevention, minimization, recovery and treatment at all stages of the production cycle including the off-site disposal of any hazardous waste.

We are subject to various federal, state and local environmental and occupational health and safety laws and regulations in the jurisdictions in which we operate, concerning, among other things, wastewater discharges, storm water flows, and solid waste disposal. Our manufacturing plants generate small quantities of hazardous waste, which are either recycled or disposed of by licensed waste management companies. Through our Corporate Environmental Policy, Environmental Code of Practice and environmental management system, we seek not only to comply with applicable laws and regulations, but also to reduce our environmental footprint through waste prevention, recovery and treatment. Although we believe that we are in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located, the extent of our liability, if any, for past failures to comply with laws, regulations and permits applicable to our operations cannot be reasonably determined. During fiscal 2013, Gildan was notified that a Gold Toe Moretz subsidiary has been identified as one of numerous “potentially responsible parties” at a certain waste disposal site undergoing an investigation by the Pennsylvania Department of Environmental Protection under the Pennsylvania Hazardous Sites Cleanup Act and the Solid Waste Management Act. As a result of activities alleged to have occurred during the 1980’s, Gildan could be liable to contribute to the costs of any investigation or cleanup action which the site may require, although to date we have insufficient information from the authorities as to the potential costs of the investigation and cleanup or to reasonably estimate Gildan’s share of liability for any such costs, if any.

In line with our commitment to the environment, as well as to the health and safety of our employees, we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. For fiscal 2013, the requirements with regard to environmental protection did not have a significant financial or operational impact on the Company's capital expenditures, earnings and competitive position. Although we do not expect that the amount of these expenditures in the future will have a material impact our operations, financial condition or liquidity, there can be no assurance that future changes in federal, state, or local regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures or result in a disruption to our supply chain that could have a material adverse effect on our business.

For more information on our Gildan Genuine Stewardship program, you can visit www.genuinegildan.com.

3.2	Risk Factors

Please see the “Financial risk management”, “Critical accounting estimates and judgments” and the “Risks and uncertainties” sections of our 2013 Annual MD&A beginning on page 27, page 32 and page 37, respectively, which are incorporated herein by reference.

3.3	Employees

Gildan employs over 34,000 employees worldwide.  The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages.  Some of our employees are members of labour organizations and, since 2012, we are a party to collective bargaining agreements at two of our sewing facilities in Central America.

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

During fiscal 2011 and 2012, the Company declared quarterly cash dividends amounting to $0.075 per Common Share for shares listed on the NYSE and the equivalent amount in Canadian dollars (using the Bank of Canada’s latest closing conversion rate at the time of payment) for shares listed on the TSX.

On November 28, 2012, Gildan’s Board of Directors approved a 20% increase in the amount of the quarterly dividends and declared a cash dividend of $0.09 per share payable at each quarter of fiscal 2013.

On November 20, 2013, the Company’s Board of Directors approved a 20% increase in the amount of the quarterly dividends and declared a cash dividend of $0.108 per share payable on January 6, 2014 to shareholders of record on December 12, 2013.

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

The Common Shares are listed on the NYSE and the TSX under the symbol “GIL”. The Class A Subordinate Voting shares (now the Common Shares), which were issued at an offering price of $0.88 (Cdn$1.29), on a post-split basis, began trading on the TSX, the Montreal Exchange (“ME”) and the American Stock Exchange (“AMEX”) on June 17, 1998. Prior to that date, there was no public market for the Class A Subordinate Voting shares. We delisted such shares from AMEX on August 31, 1999. On September 1, 1999, the Class A Subordinate Voting shares (now the Common Shares) commenced trading on the NYSE. As a result of a restructuring of Canada’s stock exchanges, which took effect on December 7, 1999, we are no longer listed on the ME.

The table below shows the monthly price range per share and the trading volume of the Common Shares for the fiscal year ended September 29, 2013 on the TSX (in Cdn$) and on the NYSE (in US$).

COMMON SHARES
Toronto Stock Exchange (TSX)(1)				New York Stock Exchange (NYSE)(2)
Month	High	Low	Trading Volume	Month	High	Low	Trading Volume
October 2012	34.38	31.09	7,174,778	October 2012	34.70	31.61	1,551,881
November 2012	34.98	31.64	7,809,553	November 2012	35.21	31.63	1,994,078
December 2012	36.53	34.58	8,950,738	December 2012	36.77	34.96	1,844,465
January 2013	38.38	35.50	6,606,006	January 2013	38.20	35.99	1,624,891
February 2013	38.07	34.46	9,735,742	February 2013	37.28	34.55	2,590,540
March 2013	40.62	37.77	7,340,867	March 2013	39.97	36.65	1,810,666
April 2013	41.28	38.95	11,406,349	April 2013	40.52	38.18	2,302,932
May 2013	43.53	40.42	10,172,488	May 2013	42.97	40.05	1,679,555
June 2013	42.95	39.57	6,466,001	June 2013	41.87	38.33	1,720,801
July 2013	46.43	42.01	5,555,959	July 2013	45.13	39.83	1,125,138
August 2013	48.86	45.18	6,831,470	August 2013	47.33	43.26	1,373,315
September 2013	50.00	46.64	5,673,308	September 2013	48.53	44.53	866,853
(1)	The trading volumes do not reflect any trades done on “alternative trading systems” and only represent approximately 61.2% of all trades executed in Canada.
(2)	The trading volumes do not reflect any trades done on “alternative trading systems” and only represent approximately 23.6% of all trades executed in United States.

7.	DIRECTORS AND OFFICERS

Listed below is certain information about the current directors of Gildan. The directors have served in their respective capacities since their election and/or appointment and will continue to serve until the next annual meeting of shareholders or until a successor is duly elected.

Name and Municipality of Residence	Principal Occupation	Director Since
Glenn J. Chamandy Westmount, Quebec, Canada	President and Chief Executive Officer of the Company	May 1984
William D. Anderson(4) Toronto, Ontario, Canada	Corporate Director	May 2006
Russell Goodman(1)(3) Lac-Tremblant-Nord, Quebec, Canada	Corporate Director	December 2010
Russ Hagey(1)(3) San Francisco, California, United States	Senior Partner and Worldwide Chief Talent Officer of Bain & Company, Inc. (management consulting)	November 2013
George Heller(2)(3) Toronto, Ontario, Canada	Corporate Director	December 2009
Sheila O’Brien (1)(3) Calgary, Alberta, Canada	Corporate Director and business advisor President of Belvedere 1 Investments Ltd. (private investment company)	June 2005

Named and Minucipality of Residence	Principal Occupation	Director Since
Pierre Robitaille(1)(2) St-Lambert, Quebec, Canada	Corporate Director	February 2003
James R. Scarborough(2)(3) Wolfeboro, New Hampshire, United States	Corporate Director	December 2009
Richard P. Strubel (1)(3) Chicago, Illinois, United States	Corporate Director	February 1999
Gonzalo F. Valdes-Fauli(1)(2) Key Biscayne, Florida, United States	Corporate Director Chairman of BroadSpan Capital LLC (investment banking firm)	October 2004
________________________
(1)	Member of the Audit and Finance Committee.
(2)	Member of the Corporate Governance and Social Responsibility Committee.
(3)   Member of the Compensation and Human Resources Committee.
(4)   Chairman of the Board.

Listed below is certain information about the executive officers of Gildan in office as of the date hereof.

Name and Municipality of Residence	Position Held Within the Company and Principal Occupation
Glenn J. Chamandy (1) Westmount, Quebec, Canada	President, Chief Executive Officer and Director
Laurence G. Sellyn (1) Beaconsfield, Quebec, Canada	Executive Vice-President, Chief Financial and Administrative Officer
Michael R. Hoffman St. James, Barbados	President, Printwear
Benito A. Masi (1) Panama City, Panama	Executive Vice-President, Manufacturing
Eric R. Lehman Charleston, South Carolina, United States	President, Branded Apparel
________________________
(1)	Officer of the Company.

Glenn J. Chamandy is one of the founders of the Company and has devoted his entire career to building Gildan into an industry leader. Mr. Chamandy has been involved for over thirty years in various textile and apparel businesses. He served as a Co- Chief Executive Officer and Chief Operating Officer of Gildan since December 1994 and has been the President and Chief Executive Officer since August 2004.

William D. Anderson has had a career as a business leader in Canada spanning over thirty years. Mr. Anderson joined the Bell Canada organization in 1992, where from 1998 to 2001, he served as Chief Financial Officer of BCE Inc., Canada’s largest telecommunications company. From 2001 to 2005, Mr. Anderson served as President of BCE Ventures, the strategic investment unit of BCE Inc. and, from 2001 to 2007, he was the Chairman and Chief Executive Officer of Bell Canada International Inc., a subsidiary of BCE Inc. formed to invest in telecommunications operations outside Canada.  Prior to joining the Bell Canada organization, Mr. Anderson was in public practice for nearly twenty years with the accounting firm KPMG LLP, where he was a partner for eleven years. Mr. Anderson is also Chairman of the Board of Nordion Inc., formerly known as MDS Inc. (global life sciences company) and serves on the board of directors of TransAlta Corporation (power generation and energy marketing firm), where he is a member of the Audit and Risk Committee and the Governance and Environment Committee.

He also serves on the board of directors of Sun Life Financial Inc., an international financial services organization, where he also is the Chairman of the Audit and Conduct Review Committee as well as a member of the Risk Review Committee. Mr. Anderson was educated at the University of Western Ontario and is a Fellow of the Institute of Chartered Accountants of Ontario and a Fellow of the Institute of Corporate Directors.

Russell Goodman is a corporate director. From 1998 to June 2011, Mr. Goodman was a senior partner of PricewaterhouseCoopers LLP, where he served successively as Managing Partner of Project Finance and Privatization for the Americas, Managing Partner of the Montreal office, and Canadian Managing Partner of the Transactions business. Prior to the formation of PricewaterhouseCoopers in 1998, Mr. Goodman served for twenty-one years with Price Waterhouse LLP, including eleven years as a partner. Mr. Goodman is a member of the board of directors and a member of the Audit Committee of Metro Inc., a leader in the food and pharmaceutical sectors in Quebec and Ontario. He is Chair of the Audit Committee and a member of the Compensation Committee of Whistler Blackcomb Holdings Inc., North America's largest ski resort. Mr. Goodman is also a member of the board of directors of Forth Ports Limited, which owns and operates major sea and container ports in the United Kingdom. Mr. Goodman is, as well, a member of the Independent Review Committee of Investors Group Mutual Funds. He also serves on a number of not-for-profit boards, including the Pointe-à-Callière Foundation, where he is Chairman of the Board, and Centraide of Greater Montreal, where he is Treasurer and a member of the Executive Committee. He previously served as President of the Canadian Club of Montreal. He is a Fellow of the Order of Chartered Professional Accountants of Quebec and is certified by the Institute of Corporate Directors.  Mr. Goodman was educated at McGill University.

Russ Hagey is a Senior Partner and the Worldwide Chief Talent Officer of Bain & Company, Inc., one of the world’s leading management consulting firms. He joined the firm in 1982 and has worked in its San Francisco, Los Angeles, Zurich, and Amsterdam offices. As Chief Talent Officer, Mr. Hagey oversees Bain’s recruiting, professional development, training, and human resources functions for nearly 6,000 global professionals and staff across 50 offices in 32 countries. He also has client leadership responsibilities in the areas of consumer products and health-care services. Mr. Hagey holds a Master of Business Administration from the Stanford Graduate School of Business and earned his Bachelor of Arts in economics from the University of California at Los Angeles. He also serves on a number of community and not-for-profit boards.

George Heller has had a career as a business leader in the retail sector that spans over forty years. From 1999 to 2006, Mr. Heller served as President and Chief Executive Officer of the Hudson’s Bay Company, Canada’s largest diversified general merchandise retailer, operating more than 600 retail outlets in Canada under four banners: the Bay, Zellers, Home Outfitters and Fields. Prior to that, Mr. Heller was President and Chief Executive Officer of Zellers, the mass merchandise retailer of the Hudson’s Bay Company and a leading Canadian mass merchandise department store. Mr. Heller has also held a number of other key positions in the retail industry, including as President and Chief Executive Officer of Kmart Canada (discount department stores), President, North America & Europe of Bata Industries Ltd. (international footwear manufacturer) and Executive Vice-President of Woodwards Department Stores (department store chain). Mr. Heller also served as President and Chief Executive Officer of the Victoria Commonwealth Games and was the President of the Commonwealth Games of Canada Foundation (a fundraising organization for amateur athletes) and was a member of its board of directors.  Mr. Heller also serves on the board of the Asia Pacific Foundation of Canada, a not-for-profit think-tank on Canada’s relations with Asia, where he is Chair of the Investment Committee. Mr. Heller has acted since 2008 as Honorary Consul General of Thailand and as Honorary Trade Advisor to the Government of Thailand since 2000. Mr. Heller has received Honorary Doctorates from Ryerson University and the University of Victoria.

Sheila O’Brien is a business advisor, corporate director and President of Belvedere 1 Investments Ltd. She has over thirty years’ experience in the oil and gas, pipeline and petrochemical sectors in Canada, the United States and Europe. She has held executive positions in the areas of human resources, investor relations, public affairs and government relations with Amoco International, Petro-Canada and Nova Corporation. She created and implemented an innovative workforce restructuring program based on the dignity of the employee, which was designated a Worldwide Best Practice by Watson Wyatt International Consultancy. In addition, she has been active in the not-for-profit sector, having served on over 25 boards of directors, dealing primarily with human rights, women’s rights and giving voice to marginalized members of society, and is the founder of several enduring community events celebrating the accomplishments of women. She was invested in the Order of Canada in 1998 and was awarded the Diamond Jubilee Medal in 2012 for community service. She has served on the boards of directors of TransForce Income Fund, Canada’s largest trucking enterprise, publicly-traded and headquartered in Montreal, Skye Resources, a Vancouver-based, publicly-traded nickel mining company with assets in Guatemala and CFM Majestic, a Mississauga-based publicly-traded fireplace manufacturing company and Advantage Oil & Gas Ltd., an Alberta-based publicly-traded oil and natural gas company. She currently serves on the board of directors of Alberta Energy Regulator, a regulatory body with a mandate to provide for the environmentally responsible development of Alberta’s energy resources. Ms. O’Brien is a graduate of the MTC program at the University of Western Ontario, and completed a one-year sabbatical on creativity and innovation at various U.S. schools in 1990.

Pierre Robitaille is a corporate director. Mr. Robitaille previously pursued his career at SNC-Lavalin Group Inc., a global engineering and construction firm, where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than twenty years with the public accounting and management consulting firm Ernst & Whinney, where he held the positions of Managing Partner of the Montreal office, President of the firm in Quebec, and member of its national board of directors. Mr. Robitaille is a Fellow member of the Quebec Order of Chartered Professional Accountants. He was educated at HEC Montréal and McGill University Business School. Mr. Robitaille is a member of the Board of Governors of HEC Montréal.

James R. Scarborough has had a career as a business leader in the retail industry that spans over forty years. Mr. Scarborough retired in June 2010 as Chairman of the Board of Stage Stores, Inc., a U.S. based specialty department store retailer that operates over 872 department stores in forty states under five banners: Bealls, Goody’s, Palais Royal, Peebles, and Stage. Mr. Scarborough joined Stage Stores in 2000 as its President and Chief Executive Officer, and held this position until his retirement in 2008. Mr. Scarborough previously held other senior positions in the retail sector, including President and Chief Executive Officer of Busy Body, Inc., a specialty retailer of premium fitness equipment, and Seattle Lighting, Inc., a supplier of lighting fixtures to the homebuilder, commercial and retail markets, as well as President and Chief Operating Officer of Enstar Specialty Retail, Inc., a footwear and women’s apparel retailer, and its subsidiary AMRET, Inc. Mr. Scarborough began his retail career in 1972, at Filene’s of Boston, formerly a division of Federated Department Stores.  Mr. Scarborough also serves on the board of directors and is Chair of the Compensation Committee of Charming Charlie, Inc., a U.S. based specialty retailer of women’s fashion accessories. Mr. Scarborough was educated at St. Michael’s College in Vermont, United States.

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

As at October 31, 2013, the executive officers and directors of the Company as a group own 7,363,277 Common Shares, which represents 6.04% of the voting rights attached to all Common Shares.

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

Russell Goodman – Mr. Goodman is the Chairman of the Audit and Finance Committee and a corporate director. He was previously a senior partner of PricewaterhouseCoopers LLP, where he served successively as Managing Partner of Project Finance and Privatization for the Americas, Managing Partner of the Montreal office, and Canadian Managing Partner of the Transactions business. Prior to this, Mr. Goodman served for twenty-one years with Price Waterhouse LLP, including eleven years as a partner. Mr. Goodman is a member of the board of directors and a member of the Audit Committee of Metro Inc. He is Chair of the Audit Committee and a member of the Compensation Committee of Whistler Blackcomb Holdings Inc. Mr. Goodman is also a member of the board of directors of Forth Ports Limited, as well, a member of the Independent Review Committee of Investors Group Mutual Funds and serves on a number of advisory and not-for-profit boards. Mr. Goodman is a Fellow of the Order of Chartered Professional Accountants of Quebec, a Certified Fraud Examiner, and is certified by the Institute of Corporate Directors.

Russ Hagey – Mr. Hagey is a Senior Partner and the Worldwide Chief Talent Officer of Bain & Company, Inc., one of the world’s leading management consulting firms. As Chief Talent Officer, Mr. Hagey oversees Bain’s recruiting, professional development, training, and human resources functions for nearly 6,000 global professionals and staff across 50 offices in 32 countries. He also has client leadership responsibilities in the areas of consumer products and health-care services. Mr. Hagey holds a Master of Business Administration from the Stanford Graduate School of Business and earned his Bachelor of Arts in economics from the University of California at Los Angeles.

Sheila O’Brien – Ms. O’Brien is a business advisor, corporate director and President of Belvedere 1 Investments Ltd. and the Chair of Gildan’s Compensation and Human Resources Committee. She has over thirty years’ experience in the oil and gas, pipeline and petrochemical sectors in Canada, the United States and Europe. She has held executive positions in the areas of human resources, investor relations, public affairs and government relations with Amoco International, Petro-Canada and Nova Corporation. She has served on the boards of directors of TransForce Income Fund, Canada’s largest trucking enterprise, publicly-traded and headquartered in Montreal, Skye Resources, a Vancouver-based, publicly-traded nickel mining company with assets in Guatemala, CFM Majestic, a Mississauga-based publicly-traded fireplace manufacturing company, and Advantage Oil & Gas Ltd., an Alberta-based publicly-traded oil and natural gas company. She currently serves on the board of directors of Alberta Energy Regulator, a regulatory body with a mandate to provide for the environmentally responsible development of Alberta’s energy resources. Ms. O’Brien is a graduate of the MTC program at the University of Western Ontario.

Pierre Robitaille – Mr. Robitaille is a corporate director. Mr. Robitaille previously pursued his career at SNC-Lavalin Group Inc., a global engineering and construction firm, where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than twenty years with the public accounting and management consulting firm Ernst & Whinney, where he held the positions of Managing Partner of the Montreal office, President of the firm in Quebec, and member of its national board of directors. Mr. Robitaille is a Fellow member of the Quebec Order of Chartered Professional Accountants. He was educated at HEC Montréal and McGill University Business School. Mr. Robitaille is a member of the Board of Governors of HEC Montréal.

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

8.4           External Auditor Service Fees

The aggregate fees billed by KPMG LLP (“KPMG”), the Company’s external auditor, for various audit-related and non-audit services rendered for the fiscal years 2013 and 2012 were as follows:

Audit Fees — The aggregate audit fees billed by KPMG were Cdn$1,943,000 for fiscal 2013 and Cdn$2,106,000 for fiscal 2012. These services consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, consultation concerning financial reporting and accounting standards, including assistance in preparing the Company for compliance with the requirements of IFRS in fiscal 2012, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were Cdn$264,000 for fiscal 2013 and Cdn$396,000 for fiscal 2012. These services consisted of due diligence services relating to business acquisitions and also translation services in both years. Such due diligence services related primarily to financial accounting and internal control issues.

Tax Fees — The aggregate tax fees billed by KPMG were Cdn$570,000 for fiscal 2013 and Cdn$642,000 for fiscal 2012. These services consisted of tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies, and tax advisory services relating to domestic and international taxation.

All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were nil for both fiscal 2013 and fiscal 2012.

9.	LEGAL PROCEEDINGS

On October 12, 2012, Russell Brands, LLC, an affiliate of Fruit of the Loom, filed a lawsuit against the Company in the United States District Court of the Western District of Kentucky at Bowling Green, alleging trademark infringement and unfair competition and seeking injunctive relief and unspecified money damages. The litigation concerned labelling errors on certain inventory products shipped by Gildan to one of its customers. Upon being made aware of the error, the Company took immediate action to retrieve the disputed products. During the second quarter of fiscal 2013, the Company agreed to resolve the litigation by consenting to the entry of a final judgment providing for, among other things, the payment of $1.1 million.

The Company is a party to other claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

10.	TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Company is Computershare Investor Services Inc. having offices in Montreal and Toronto at which the register of transfer of the Common Shares is held. The co-transfer agent and co-registrar of the Company is Computershare Trust Company, N.A., having an office in Golden, Colorado.

11.	MATERIAL CONTRACTS

Other than the agreements entered into during the normal course of business, the only material agreements entered into in fiscal 2013, or before fiscal 2013 and which are still in force, are the following:

•
The Shareholder Rights Plan Agreement approved by the Board of Directors on December 1, 2010, and which was subsequently submitted to the Company’s shareholders for ratification at the annual shareholders’ meeting on February 9, 2011. This agreement was filed through SEDAR on December 3, 2010.

12.	INTERESTS OF EXPERTS

KPMG are the auditors of the Company and have confirmed (i) that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and (ii) that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

13.	FORWARD – LOOKING STATEMENTS

Certain statements included in this Annual Information Form constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. In particular, information appearing under the heading “Strategy and Objectives” contains forward-looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties” sections of our 2013 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, increasing capacity, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;

•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit contractually to minimum quantity purchases;

•	our ability to anticipate changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;

•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;

•
our significant reliance on computerized information systems for our business operations, including our JD Edwards ERP system which is currently being upgraded to the latest system release, Enterprise One;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged or perceived violations of local labour laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	adverse changes in third party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

•	changes in accounting policies and estimates;

•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices; and

•	the adverse impact of any current or future legal and regulatory actions.

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

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Company’s equity compensation plans is contained in the management proxy circular for its most recent annual meeting of security holders that involve the election of directors. Additional financial information is provided in the 2013 Financial Statements and the 2013 Annual MD&A for its most recently completed financial year, both of which are incorporated herein by reference.

Copies of these documents and additional information relating to Gildan may be found on the SEDAR website at www.sedar.com and the EDGAR website at www.sec.gov and may also be obtained upon request to the Secretary of Gildan at the following address:

    600 de Maisonneuve Boulevard West, 33rd Floor
    Montreal, Quebec
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

•
only “independent” (as contemplated by Canadian Corporate Governance Standards and U.S. Corporate Governance Standards) directors shall be appointed, the whole as determined by the Board; no affiliate of the Company or any of its subsidiaries (including any person who, directly or indirectly, controls or is controlled by, or is under common control with the Company, or any director, executive officer, partner, member, principal or designee of such affiliate) may serve on the Audit Committee; a member of the Audit Committee shall receive no compensation from the Company or any of its affiliates other than compensation as a director and committee member of the Company; prohibited compensation includes fees paid, directly or indirectly, for services as a consultant or as legal or financial advisor, regardless of the amount;

•	each member must be “financially literate” (as contemplated by Canadian Corporate Governance Standards and U.S. Corporate Governance Standards), as determined by the Board;

•	at least one member must be an “audit committee financial expert” (as contemplated by U.S. Corporate Governance Standards), as determined by the Board;

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

•	the chair of the Compensation and Human Resources Committee of the Company is a member of the Audit Committee;

•	quorum of majority of members.

2.           Frequency and Timing of Meetings

•	normally contemporaneously with the Company’s Board meetings;

•	at least four times a year and as necessary.

3.           Mandate

The responsibilities of the Audit Committee include the following:

(a)	Overseeing financial reporting

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

•
reviewing, with management and where appropriate, the external auditors, the financial information contained in prospectuses, offering memoranda, Annual Information Forms, Management Proxy Circulars, Forms 6-K (including Supplemental Disclosure) and 40-F and any other document required to be disclosed or filed by the Company before their public disclosure or filing with regulatory authorities in Canada or the United States of America;

•
reviewing, with management, the type and presentation of financial information to be included in earnings press releases and other documents required to be filed with regulatory authorities in Canada or the United States of America (including earnings guidance and other material forward-looking information, as well as any use of pro-forma or non-GAAP information);

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

•
reviewing any analysis or other written communications prepared by management or external auditors setting forth significant financial reporting issues, including the method used to account for significant unusual transactions or events and disclosures relating thereto, critical accounting estimates and judgments made in connection with the preparation of the financial statements, the analyses of the effect of alternative acceptable accounting policy choices, and the disclosure of sensitive matters such as related party transactions;

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

•	overseeing the procedures to monitor the public disclosure of information by the Company;

•	reviewing the Company’s disclosure policy on a regular basis;

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

•
receiving periodically management’s reports assessing the adequacy and effectiveness of the Company’s systems of internal control over financial reporting and reviewing the report of the auditors thereon;

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

Gildan Activewear Inc. (the “Registrant” or “Company”) undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission (“SEC”), and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in such securities.

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

Under the supervision and with the participation of our principal executive officer and our principal financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of September 29, 2013, based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on that evaluation, our principal executive officer and our principal financial officer concluded that our internal control over financial reporting was effective as of that date.

E.           Attestation report of the registered public accounting firm.

KPMG LLP (“KPMG”), an independent registered public accounting firm, that audited and reported on our financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F, has issued an attestation report on the effectiveness of our internal control over financial reporting as of September 29, 2013. The attestation report is included on page 50 of the financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F.

F.           Changes in internal controls over financial reporting.

There have been no changes during fiscal year 2013 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

G.           Audit Committee Financial Experts

The Registrant’s board of directors has determined that it has at least three (3) audit committee financial experts serving on its Audit and Finance Committee. Mr. Russell Goodman, Mr. Pierre Robitaille, and Mr. Gonzalo F. Valdes-Fauli have been determined to be such audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The SEC has indicated that the designation of Mr. Goodman, Mr. Robitaille, and Mr. Valdes-Fauli as audit committee financial experts does not make Mr. Goodman, Mr. Robitaille, and Mr. Valdes-Fauli “experts” for any purpose, impose any duties, obligations or liability on Mr. Goodman, Mr. Robitaille, and Mr. Valdes-Fauli that are greater than those imposed on members of the Audit and Finance Committee and Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit and Finance Committee.

H.           Code of Ethics

The Registrant has adopted a Code of Ethics and Code of Conduct (the “Code of Ethics”) that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics is available at the Registrant’s website, http://www1.gildan.com/corporate/IR/corporateGovernance.cfm, and is available, without charge, in print to any shareholder who requests it.

I.           Principal Accountant Fees and Services

In addition to retaining KPMG to report upon the annual consolidated financial statements of the Registrant, the Registrant retained KPMG to provide various audit-related and non-audit services in fiscal 2013. The aggregate fees billed for professional services by KPMG for each of the last two (2) fiscal years, were as follows:

Audit Fees — The aggregate audit fees billed by KPMG were Cdn$1,943,000 for fiscal 2013 and Cdn$2,106,000 for fiscal 2012. These services consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, consultation concerning financial reporting and accounting standards, including assistance in preparing the Company for compliance with the requirements of IFRS in fiscal 2012, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were Cdn$264,000 for fiscal 2013 and Cdn$396,000 for fiscal 2012. These services consisted of due diligence services relating to business acquisitions and also translation services in both years. Such due diligence services related primarily to financial accounting and internal control issues.

Tax Fees — The aggregate tax fees billed by KPMG were Cdn$570,000 for fiscal 2013 and Cdn$642,000 for fiscal 2012. These services consisted of tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies, and tax advisory services relating to domestic and international taxation.

All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were nil for both fiscal 2013 and fiscal 2012.

All fees billed to the Registrant by KPMG in fiscal 2013 were pre-approved by the Registrant’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate and pursuant to applicable legislation. The mandate of the Audit and Finance Committee is available on the Registrant’s Internet website at www1.gildan.com/corporate/IR/corporateGovernance.cfm.

In fiscal 2013 and fiscal 2012, the Company’s Audit and Finance Committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.

J.           Off-Balance Sheet Arrangements

Operating Leases and Commitments

The Registrant has no commitments that are not reflected in its balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations on page 29 of its Management’s Discussion and Analysis (see Exhibit 99.1) (the “MD&A”). As disclosed in Note 24(b) to the Registrant’s Consolidated Financial Statements (see Exhibit 99.2), the Registrant has issued financial guarantees, irrevocable standby letters of credit and surety bonds primarily from various servicing agreements amounting to $27 million at September 29, 2013.

K.           Tabular Disclosure of Contractual Obligations

See page 29 of Exhibit 99.1.

L.           Corporate Governance Guidelines

The Registrant has adopted Corporate Governance Guidelines as well as mandates for its board of directors and each of its three committees which are available at the Registrant’s Internet website, www1.gildan.com/corporate/IR/corporateGovernance.cfm, and are available in print to any shareholder who requests them.

M.           Identification of the Audit Committee

The Registrant has a separately-designated standing audit committee established in accordance with Section 3 (a) (58) (A) of the Exchange Act. The members of the Registrant’s Audit and Finance Committee are Mr. Russell Goodman, Mr. Russ Hagey, Ms. Sheila O’Brien, Mr. Pierre Robitaille, Mr. Richard P. Strubel and Mr. Gonzalo F. Valdez-Fauli. Please refer to the section 8 of our Annual Information Form entitled “Audit and Finance Committee Disclosure”, included herein, for additional information.

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

DATED:  November 26, 2013

GILDAN ACTIVEWEAR INC.

(S) Lindsay Matthews
Name:     Lindsay Matthews
Title:	Vice-President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management’s Discussion and Analysis of the Registrant for the year ended September 29, 2013
99.2	Audited comparative consolidated financial statements of the Registrant as at and for the year ended September 29, 2013
99.3	Consent of KPMG LLP
99.4	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)
99.5	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code