Form 40-F
period 2014-10-05
Gildan Activewear Inc.
filed 2014-12-09
CIK 1061894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: October 5, 2014	Commission File number: 01-14830

GILDAN ACTIVEWEAR INC.
(Exact name of registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

2200, 2250, 2300
(Primary standard industrial classification code number, if applicable)

Not Applicable
(I.R.S. employer identification number, if applicable)

600 de Maisonneuve Boulevard West, Montreal, Quebec, Canada H3A 3J2, (514) 735-2023
(Address and telephone number of registrant’s principal executive office)

Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware  19715, (302) 738-6680
(Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

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

122,471,176

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

GILDAN ACTIVEWEAR INC.

ANNUAL INFORMATION FORM

for the year ended October 5, 2014

December 9, 2014

2014 ANNUAL INFORMATION FORM

Table of Contents

1.	CORPORATE STRUCTURE
	1.1 Name, Address and Incorporation	1
	1.2 Intercorporate Relationships	2

2.	GENERAL DEVELOPMENT OF THE BUSINESS
	2.1 Recent Developments	2
	2.2 Developments in Fiscal 2014	4
	2.3 Developments in Fiscal 2013	5
	2.4 Developments in Fiscal 2012	5

3.	DESCRIPTION OF THE BUSINESS
	3.1 Business Overview	6
	3.2 Risk Factors	20
	3.3 Employees	20

4.	DIVIDEND POLICY	20

5.	CAPITAL STRUCTURE	21

6.	MARKET FOR SECURITIES	22

7.	DIRECTORS AND OFFICERS	23

8.	AUDIT AND FINANCE COMMITTEE DISCLOSURE	27
	8.1 Mandate of the Audit and Finance Committee	27
	8.2 Composition of the Audit and Finance Committee	27
	8.3 Pre-Approval of Non-Audit Services	28
	8.4 External Auditor Service Fees	28

9.	LEGAL PROCEEDINGS	29

10.	TRANSFER AGENT AND REGISTRAR	29

11.	MATERIAL CONTRACTS	29

12.	INTERESTS OF EXPERTS	29

13.	FORWARD-LOOKING STATEMENTS	30

14.	ADDITIONAL INFORMATION	32

APPENDIX A – MANDATE OF THE AUDIT AND FINANCE COMMITTEE		33

This Annual Information Form is dated December 9, 2014 and, except as otherwise indicated, the information contained herein is given as of December 9, 2014.

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

The information appearing in the extracts of the documents listed below and specifically referred to in this Annual Information Form is incorporated herein by reference:

-	Audited Consolidated Financial Statements as at and for the year ended October 5, 2014 (the “2014 Financial Statements”);

-	Management’s Discussion and Analysis for the year ended October 5, 2014 (the “2014 Annual MD&A”); and

-	The latest Notice of Annual Meeting of Shareholders and Management Proxy Circular filed on SEDAR.

The foregoing documents are available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on the Company’s website at www.gildan.com/corporate.

This Annual Information Form contains certain forward-looking statements that are based on Gildan’s current expectations, estimates, projections and assumptions and that were made by Gildan in light of its experience and its perception of historical trends. Results indicated in forward-looking statements may differ materially from the actual results. Please refer to the cautionary statement on pages 30 and 31 of this Annual Information Form for further explanation.

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

Our principal executive offices and registered office are located at 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, Canada H3A 3J2, and our main telephone number at that address is (514) 735-2023.

1.2	Intercorporate Relationships

The following table indicates our principal subsidiaries, their jurisdiction of incorporation and the percentage of voting securities that we beneficially own or over which we exercise direct or indirect control:

Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Securities or Partnership Interests that Gildan held as at December 9, 2014
Gildan Activewear SRL	Barbados	100%
Gildan USA Inc.	Delaware	100%
Gildan Yarns, LLC	Delaware	100%
Gildan Honduras Properties, S. de R.L.	Honduras	100%
Gildan Apparel (Canada) LP	Ontario	100%
Gildan Hosiery Rio Nance, S. de R.L.	Honduras	100%
Gildan Mayan Textiles, S. de R.L.	Honduras	100%
Gildan Apparel USA Inc.	Delaware	100%
Gildan Activewear Honduras Textile Company, S. de R.L.	Honduras	100%
Gildan Activewear (UK) Limited	United Kingdom	100%
A.K.H., S. de R. L.	Honduras	100%

The subsidiaries that have been omitted do not represent individually more than 10% of the consolidated assets and 10% of the consolidated revenue of Gildan, or in the aggregate more than 20% of the total consolidated assets and the consolidated revenue as at and for the year ended October 5, 2014.

2.	GENERAL DEVELOPMENT OF THE BUSINESS

The following section describes how our business has evolved in the last three completed financial years and lists key events that have influenced the development of our business.

2.1	Recent Developments

•
On December 4, 2014, the Company announced that it will be transitioning to a new fiscal year-end in 2015. As a result of this transition, the Company’s year-end will take place on the Sunday closest to December 31, rather than the first Sunday following September 28.  The change in year-end recognizes that the seasonality of the overall consolidated sales revenues for the Company is changing due to the increasing importance of the Branded Apparel segment. The Company’s business planning cycle is becoming more aligned with the calendar year, and this change will provide better visibility on retail program placements and cotton fixations. In addition, the change in year-end will be better aligned with Gildan’s industry comparables. For purposes of its regulatory filings, the Company will report results for the fifteen-month transition period of October 6, 2014 through January 3, 2016. The Company’s first twelve-month fiscal year on a calendar basis will begin on January 4, 2016 and end on January 1, 2017.

•
On December 3, 2014, the Company decided to take major strategic pricing actions in Printwear to reinforce its leadership position in the industry. The Company significantly lowered base selling prices and reduced and simplified its discount structure, in order to be responsive to distributors and enhance their ability and visibility to plan their business. In addition, these strategic pricing actions are expected to stimulate end-use demand and drive unit sales volume and earnings growth in calendar 2015 and beyond. The Company has historically followed a strategy to continue to invest in low-cost manufacturing capacity and cost reduction projects and pass through a portion of the resulting cost reductions into lower selling prices. The selling price reductions reflect the pass through of a portion of the expected cost savings from the Company’s investments in new yarn-spinning facilities, in order to drive further growth and market penetration. The price reductions also reflect the further reduction in the price of cotton futures in recent months.

The Company will be applying the benefit of the reduction in selling prices announced on December 3, 2014 to existing distributor inventories in the form of a distributor inventory devaluation discount projected to be approximately $45 million, which will be reflected as a deduction from net sales in the three-month period ending January 4, 2015.

•
On December 4, 2014, the Company announced that it had received approval from the Toronto Stock Exchange (“TSX”) to implement a normal course issuer bid to purchase for cancellation up to 6.1 million Common Shares, representing approximately 5% of the Company’s issued and outstanding Common Shares. As of November 30, 2014, the Company had 122,478,794 Common Shares issued and outstanding.

Gildan is authorized to make purchases under the bid during the period from December 8, 2014 to December 7, 2015 in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (“NYSE”), or alternative trading systems, if eligible, or by such other means as the TSX, the NYSE or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada.

Under the bid, Gildan may purchase up to a maximum of 79,271 Common Shares daily through TSX facilities, which represents 25% of the average daily trading volume on the TSX for the most recently completed six calendar months. The price to be paid by Gildan for any Common Shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order.

Gildan has not repurchased any of its outstanding Common Shares under a normal course issuer bid in the last twelve months.

•
Subsequent to the end of fiscal 2014, the Company increased its bank credit facility from $800 million to $1 billion and extended the maturity date to April 2020 from January 2019, in order to provide the Company with financing flexibility to initiate the normal course issuer bid while at the same time to pursue potential future acquisition opportunities. The terms and conditions of the amended bank credit facility agreement are substantially unchanged.

•
On December 3, 2014, Gildan’s Board of Directors approved a 20% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.13 per Common Share payable on January 12, 2015 to shareholders of record on December 18, 2014.

2.2           Developments in Fiscal 2014

•
On November 20, 2013, Gildan’s Board of Directors approved a 20% increase in the amount of the quarterly dividend and declared a cash dividend of $0.108 per Common Share payable at each quarter of fiscal 2014 to shareholders of record.

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

•	The Company continued to execute on its yarn-spinning manufacturing initiative:

-	The Company completed the refurbishment and modernization of its yarn-spinning facilities in Clarkton, NC and Cedartown, GA.

-	The first facility in Salisbury, NC producing ring-spun yarn began operations in the second quarter of fiscal 2014.

-	The Company constructed a second yarn-spinning facility in Salisbury and operations are projected to commence in the last calendar quarter of the year.

-	The Company began construction of a new yarn-spinning facility in Mocksville, NC.

•
During fiscal 2014, the Company announced plans for further textile capacity expansion. The Company plans to construct a new textile facility, Rio Nance 6, which will be located at the Company’s Rio Nance complex in Honduras. The new Rio Nance facility is intended to support the introduction of more higher-valued products and optimize manufacturing efficiencies at the Company’s other textile facilities. Development of the site for Rio Nance 6 is currently underway and the facility is expected to begin production in 2016.

•
The Company also announced plans to construct its first facility in Costa Rica, which is strategically located for duty-free, quota-free access to the Company’s major markets in the U.S. The facility will be located in the province of Guanacaste in north-western Costa Rica, close to the Company’s sewing plants in Nicaragua and accessible to ports on both the eastern and western coasts of the country. The Costa Rica facility is expected to begin production in 2017.

•	During fiscal 2014, the Company also substantially completed the production ramp-up of its Rio Nance 1 facility, which was modernized and refurbished during fiscal 2013 to improve its cost efficiency.

•
On July 7, 2014, the Company acquired substantially all of the operating assets and assumed certain liabilities of Doris Inc. (“Doris”) for cash consideration of $101.7 million, plus additional contingent payments of up to $9.4 million, payable based on the achievement of targets for growth in sales revenues over a three-year period from the date of the acquisition. The acquisition was financed by the utilization of the Company’s revolving long-term bank credit facility. Doris is a marketer and manufacturer of branded sheer hosiery, legwear and shapewear products to retailers in Canada and the United States. The acquisition immediately provides Gildan with an established sales organization and a platform for retail distribution of the Gildan® and Gold Toe® brands in Canada.  In addition, the acquisition further enhances and expands the Company’s consumer brand portfolio within its existing U.S. retail distribution network and further broadens the Company’s retail distribution network in the United States due to Doris’ strong presence in the food and drug channel.  The Company believes this acquisition also represents a first step in building a ladies’ intimate apparel platform over time.

•
Effective October 1, 2014, the Company extended its worldwide license for the Mossy Oak® brand for activewear, underwear and socks providing exclusive licensing rights to Gildan for a term of ten years. The previous initial license agreement was for a three-year term.

2.3           Developments in Fiscal 2013

•
On November 28, 2012, Gildan’s Board of Directors approved a 20% increase in the amount of the quarterly dividend and declared a cash dividend of $0.09 per Common Share payable at each quarter of fiscal 2013 to shareholders of record.

•	During fiscal 2013, the Company made important progress in its strategy to penetrate the retail market:

-	We continued to improve the operating profitability of our Branded Apparel segment, which reflected in part the increasingly more favourable mix of higher-value Gildan® and Gold Toe® branded products.

-
During the third quarter of fiscal 2013, the Company began shipment of its first major Gildan® branded underwear program to a U.S. national mass-market retailer. Initial retailer sales of the Gildan® underwear products exceeded the Company’s expectations.

•	During fiscal 2013, the Company completed the production ramp-up of its newest textile facility Rio Nance 5.

•
During fiscal 2013, the Company began to execute on a significant yarn-spinning manufacturing initiative in order to support its projected sales growth and planned capacity expansion and to continue to pursue its business model of investing in global vertically-integrated low-cost manufacturing technology. Our investments in yarn-spinning include the following:

-
On October 29, 2012, the Company acquired the remaining 50% interest in CanAm Yarns, LLC (“CanAm”), its jointly-controlled entity, for cash consideration of $11.1 million. The entity was subsequently renamed Gildan Yarns, LLC (“Gildan Yarns”). Gildan Yarns operates open-end yarn-spinning facilities in Cedartown, GA and Clarkton, NC, which the Company subsequently refurbished and modernized during fiscal 2014.

-	The Company began developing a new yarn-spinning facility in Salisbury, NC for the production of ring-spun yarn, which began production in the second quarter of fiscal 2014.

-
On September 23, 2013, the Company announced investments for fiscal 2014 and 2015, in excess of $200 million, for the construction of two additional yarn-spinning facilities. One of the facilities will be located in Salisbury, NC, adjacent to the facility then being developed and the second facility will be located in Mocksville, NC.

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

2.4           Developments in Fiscal 2012

•
The unprecedented volatility in the cost of cotton in fiscal 2011, which saw cotton prices reach historic highs in the first half of the year followed by an equally rapid and steep reversal in the second half of fiscal 2011, hurt overall profitability in the apparel industry in the first half of fiscal 2012. Activewear margins in the first half of fiscal 2012 for our Printwear segment were significantly negatively affected by the consumption of inventory produced in fiscal 2011 with high-cost cotton. In addition, the Company’s net loss reported in the first quarter of fiscal 2012 was impacted by significant inventory destocking by U.S. distributors in anticipation of selling price reductions from suppliers. In the first quarter of fiscal 2012, we reduced our selling prices in the U.S. distributor channel. We believe that lower selling prices helped stimulate the recovery in demand in the U.S. distributor channel in fiscal 2012 and reinforced our industry leading position in this channel. Similarly, in the first half of fiscal 2012, the Branded Apparel segment was also affected by the consumption of inventory produced with high-cost cotton.

•
As of fiscal 2012, the Company began managing and reporting its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. A more detailed description of our operating segments is contained in section 3.1 4 of this Annual Information Form.

•
On May 9, 2012, the Company acquired 100% of the common shares of Anvil Holdings, Inc. (“Anvil”) for cash consideration of $87.4 million, net of cash acquired. Anvil is a supplier of high-quality basic T-shirts and sport shirts. The acquisition of Anvil is expected to further enhance Gildan’s leadership position in the U.S. printwear channel, and to position the Company with potential growth opportunities as a supply chain partner to leading global lifestyle and athletic consumer brands.

•
During fiscal 2012, we began the ramp-up of our newest textile facility, Rio Nance 5. During the production ramp-up of Rio Nance 5, we suspended production temporarily at our most mature facility, Rio Nance 1, in order to modernize and refurbish the facility and improve its cost efficiency.

•
On December 2, 2011, the TSX approved the renewal of Gildan’s normal course issuer bid to purchase up to a maximum of 1,000,000 Common Shares, representing approximately 0.8% of its issued and outstanding Common Shares as at November 30, 2011. The Company did not make any purchases during the period of the bid and did not renew its normal course issuer bid when it expired on December 5, 2012.

3.	DESCRIPTION OF THE BUSINESS

3.1	Business Overview

Gildan is a leading supplier of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery, and shapewear. We sell our products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe® and Anvil® brands and brand extensions, as well as the recently acquired Secret®, Silks® and Therapy Plus™ brands. The Company also has licensing arrangements for the Under Armour®, Mossy Oak® and New Balance® brands. We distribute our products in printwear markets in the U.S. and Canada, as well as in Europe, Asia-Pacific and Latin America. We also market our products to a broad spectrum of retailers primarily in the U.S. and Canada. The Company also manufactures for select leading global athletic and lifestyle consumer brands.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America and the Caribbean Basin and are strategically positioned to efficiently service the quick replenishment needs of its customers in the printwear and retail markets. Gildan has over 43,000 employees worldwide and is committed to industry-leading labour and environmental practices at all of its facilities.

Strategy and Objectives

Our growth strategy comprises the following four initiatives:

Continue to pursue additional printwear market penetration and opportunities

While we have achieved a leadership position in the U.S. and Canadian printwear channels, particularly within the basics category servicing wholesale distributors, we believe we can broaden our market opportunity by pursuing deeper penetration in the fashion basics and sports performance product categories in the North American printwear market, where our participation in these categories has not been as extensive as in the basics category. We intend to continue to leverage our vertical manufacturing platform, cost advantage and distributor reach to grow in all product categories, including basics, through product expansion and brand diversification. We also intend to continue to expand our presence in international printwear markets such as Europe, Asia-Pacific and Latin America which currently represent approximately 8% of the Company’s total consolidated net sales, by expanding distribution and by leveraging our brands.

We are pursuing further market penetration in North America and internationally with our expanded portfolio of brands, each with a different brand positioning. In addition to our leading Gildan® brand, our printwear brand portfolio includes the Anvil® brand which has been repositioned to focus on contemporary ring-spun products featuring fashion fitted styles. In the sports performance category, we market our products under our Gildan Performance™ brand and the licensed New Balance® brand. Both performance brand offerings feature moisture management and anti-microbial properties to enhance long-lasting performance.

We are pursuing further sales growth through continued introduction of new products such as softer T-shirts, the expansion of our performance product lines, new styles tailored for women, enhanced sport shirts offerings and workwear assortments. New product introductions could also allow us to service certain niches of the printwear channel which we do not currently participate in.

Fiscal 2014 highlights

•
We continued penetration into our targeted international markets. Sales in international markets grew by approximately 17%, with particularly strong growth in Europe and Asia-Pacific where sales in these markets increased close to 30%, and we entered new markets in Latin America.

•
We significantly enhanced our Gildan® branded sport shirt product-line offering, to be launched at the start of 2015 with softer fabrics using higher-end yarns, such as combed ring-spun, dual blends and sports performance fabrics and styles. We believe the updated product-line significantly enhances our competitive positioning in the uniform, workwear and sports performance categories.

•
At the start of fiscal 2014 we launched the new Anvil® line, targeting a younger, more fashion-conscious consumer, featuring fashion fitted styles with ring-spun yarn, to further complement the Gildan® product offering in the printwear market.

•
The Anvil® product-line was further expanded to include tri-blend styles, including polyester, combed ring-spun cotton and rayon, a growing fabric trend in the apparel industry. The tri-blends will be launched as part of the Anvil® product-line in 2015.

Continue penetration of retail market as a full-line supplier of branded family apparel

We intend to continue to leverage our existing core competencies, successful business model and competitive strengths to grow our sales to U.S. retailers. As in the printwear channel, success factors in penetrating the retail channel include consistent quality, competitive pricing and fast and flexible replenishment, together with a commitment to corporate social responsibility and environmental sustainability. We intend to leverage our current distribution with retailers, our manufacturing scale and expertise and our ongoing marketing investment to support the further development of company-owned and licensed brands to create additional sales growth opportunities in activewear, underwear, socks and sheer hosiery. The Company is making significant investments in advertising for the further development of its Gildan® and Gold Toe® portfolio of consumer brands.

Although we are primarily focused on further developing our company-owned brands, we are also focused on building our relationships and growing our sales as a supply chain partner to select global athletic and lifestyle brands that are increasingly looking to source from manufacturers that meet rigorous quality and social compliance criteria, with an efficient supply chain strategically located in the Western Hemisphere. Our manufacturing operations combined with our screenprinting and apparel decorating capabilities allow us to provide a more streamlined sourcing solution for these brands. We believe there is an opportunity to leverage these relationships to expand into other product categories, such as socks, performance products and underwear.

Fiscal 2014 highlights

•
In just over one year of having obtained our first national Gildan® branded men’s underwear program with a major mass-market retailer, the Gildan® brand was the number 3 men’s underwear brand during the three-month period ended September 30, 2014 and achieved a market share of 7.5% in the month of September, according to the NPD Group’s Retail Tracking Service.

•
During fiscal 2014, we continued to expand shelf space with retailers and secure new program placements of Gildan®, Gold Toe® and related brand extensions for 2015 in all product categories and in various channels of retail distribution.

•
Effective October 1, 2014, we extended our worldwide license for the Mossy Oak® brand for activewear, underwear and socks on an exclusive basis for a term of ten years. The previous initial license agreement was for a three-year term. We secured new programs for 2015 under the licensed Mossy Oak® brand in multiple product categories and in various channels of distribution in retail.

•
During fiscal 2014, we increased our sales to global lifestyle brands and expanded into the socks category, and we secured new printed and performance activewear programs with major sportswear brands for 2015.

•
We acquired Doris, a marketer and manufacturer of branded sheer hosiery, legwear and shapewear products to retailers in Canada and the United States. The acquisition provides an immediate platform for retail distribution in Canada to offer Gildan® and Gold Toe® products, and provides the opportunity to offer sheer hosiery, legwear and shapewear products to our existing U.S. customer base. In addition, the acquisition broadens the Company’s retail distribution network in the United States due to Doris’ strong presence in the food and drug channel. The Company believes this acquisition also represents a first step in building a ladies intimate apparel platform over time.

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

Fiscal 2014 highlights

•
The ramp-up of the Rio Nance 1 and Anvil textile facilities in Honduras were essentially completed by the end of the fiscal year. The facilities have been reconfigured and upgraded with new equipment in order to support the Company’s planned growth in underwear and in more specialized performance and fashion basic products.

•	We announced plans for further textile capacity expansion, including a new textile facility in Honduras and a new textile facility in Costa Rica.

•	We also added new sock manufacturing equipment for higher-valued sock production.

•	The Company essentially doubled its underwear sewing capacity.

•
We completed the refurbishment and modernization of our yarn-spinning facilities in Clarkton, NC and Cedartown, GA. We started production at our first ring-spun yarn facility in Salisbury, NC in the second quarter of fiscal 2014 and the facility is ramping up as planned. We completed the construction of a second yarn-spinning facility in Salisbury for the production of open-end yarn, which is targeted to commence operations in the last calendar quarter of 2014. Construction of a third facility at Mocksville, NC is underway.

•
The Company also continued to execute its plans to reduce its reliance on high-cost fossil fuels and further reduce its impact on the environment through the investment in biomass projects as an alternate source of natural renewable energy, and other initiatives to increase the efficiency of its energy-intensive equipment and processes, which reflect the Company’s commitment to environmental sustainability.

•	We essentially completed the construction of a new distribution centre in the Rio Nance complex in Honduras.

Pursue complementary acquisitions

In order to enhance our organic growth, we will continue to seek complementary strategic acquisition opportunities which meet our return on investment criteria, based on our risk-adjusted cost of capital.

Fiscal 2014 highlights

•	On July 7, 2014, we acquired Doris, a marketer and manufacturer of branded sheer hosiery, legwear and shapewear products to retailers in Canada and the United States.

Our Operating Segments

The Company manages and reports its business under two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear segment

The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe, Asia-Pacific and Latin America. Through our Printwear segment, we sell mainly activewear products consisting of undecorated or “blank” T-shirts, fleece and sport shirts which are marketed primarily under our own brands, Gildan®, Gildan Performance™ and Anvil®.

Through a license arrangement we also sell performance activewear products under the New Balance® brand. Wholesale distributors sell our products to screenprinters and embroiderers, who decorate the products with designs and logos and sell the imprinted activewear to a highly diversified range of end-use markets, including educational institutions, athletic dealers, event merchandisers, promotional product distributors, charity organizations, entertainment promoters, travel and tourism venues and retailers. Our activewear products are used in a variety of daily activities by individuals, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity.

Branded Apparel segment

The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets and distributes branded family apparel, which includes athletic, casual and dress socks, underwear and activewear products, primarily to U.S. retailers. More recently, with the acquisition of Doris, the Company’s product-line has been expanded to include branded sheer hosiery, legwear and shapewear products which are sold to retailers in Canada and the United States. We market our products primarily under our company-owned and licensed brands, as well as select national retailers’ brands. Although the main focus of the Company’s growth strategy is the continued development of its company-owned brands, the Company is also pursuing the opportunity to grow its sales as a supply chain partner to select targeted global consumer brands, including major sportswear and family entertainment brands for which we manufacture and decorate products.

Competitive Environment

The markets for our products are highly competitive and are served by domestic and international manufacturers or suppliers. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated, strategically-located manufacturing hubs. Our capital investments in manufacturing allow us to operate efficiently and reduce costs, offer competitive pricing, maintain consistent product quality, and a reliable supply chain, which efficiently services replenishment programs with short production/delivery cycle times. Continued investment and innovations in our manufacturing processes have also allowed us to deliver enhanced product features, further improving the value proposition of our product offering to our customers. Consumer brand recognition and appeal are also important factors in the retail market. The Company is focused on further developing its brands and is continuing to make significant investments in advertising to support the further enhancement of its Gildan® and Gold Toe® brands. Our commitment to leading environmental and social responsibility practices is also an area of investment for the Company and an important factor for our customers.

Printwear segment

Our primary competitors in North America include major apparel manufacturers such as Fruit of the Loom, Inc. (“Fruit of the Loom”) and Russell Corporation (“Russell”), both subsidiaries of Berkshire Hathaway Inc. (“Berkshire”), as well as Hanesbrands Inc. (“Hanesbrands”). We also compete with smaller U.S.-based competitors, including Alstyle Apparel, a division of Ennis Corp., Delta Apparel Inc., American Apparel, Inc., Color Image Apparel, Inc., Next Level Apparel, as well as Central American and Mexican manufacturers. In addition, we compete with private label brands sold by some of our customers. Competitors in the European printwear market include Fruit of the Loom and Russell, as well as competitors that do not have integrated manufacturing operations and source products from suppliers in Asia.

Branded Apparel segment

In the retail channel, we compete primarily with Hanesbrands, Berkshire’s subsidiaries Fruit of the Loom and Russell, Renfro Corporation, Jockey International, Inc., Kayser Roth Corporation and Spanx, Inc. In addition, we compete with brands of well-established U.S. fashion apparel and sportswear companies, as well as private label brands sold by our customers that source primarily from Asian manufacturers.

Manufacturing

The vast majority of our products are manufactured in facilities that we own and operate. Our vertically-integrated manufacturing operations include capital-intensive yarn-spinning, textile, sock, and sheer manufacturing facilities, as well as labour-intensive sewing plants. We satisfy the vast majority of our yarn requirements, which are mainly cotton-based, by sourcing from third-party U.S. yarn suppliers with which we have supply agreements, as well as from our own yarn-spinning operations in the U.S. A small portion of our yarn requirements is sourced outside of the U.S. At our yarn-spinning facilities, we convert cotton and other fibres into yarn. In our textile plants, we convert yarn into dyed and cut fabric which is subsequently transferred for assembly into activewear and underwear garments to sewing facilities we operate in owned or leased premises. Textiles produced in our facilities in Honduras are assembled at our sewing facilities in Honduras and Nicaragua. Textiles produced at our manufacturing facility in the Dominican Republic are sewn at our sewing facilities in the Dominican Republic and third-party contractor operations in Haiti. Our facility in Bangladesh comprises both textile and sewing production. In our integrated sock manufacturing facilities, we convert yarn into finished socks. The majority of our sock production does not require sewing as the equipment used in our facilities knit the entire sock with a seamless toe closing operation.

Our manufacturing operations are primarily based out of our largest manufacturing hub in Central America and a second large hub in the Caribbean Basin, which are strategically located to efficiently service the quick replenishment requirements of our markets. In addition, we also own a small vertically-integrated manufacturing facility in Bangladesh for the production of activewear, which mainly serves our international markets. We also have screenprinting and decorating capabilities in Central America and in the U.S. to support our sales to leading global athletic and lifestyle consumer brands. During fiscal 2014, in order to expand our retail brand and product offering in Canada and the U.S., we acquired sheer hosiery operations with knitting, dyeing and packaging capabilities in a facility in Montréal, Québec. While we internally produce the majority of the products we sell, we also have sourcing capabilities to complement our large scale, vertically-integrated manufacturing.

The following table provides a summary of our manufacturing operations by geographic area:

	Canada	United States	Central America	Caribbean Basin	Asia
Yarn-spinning facilities		▪ Clarkton, NC ▪ Cedartown, GA ■ Salisbury, NC (2 facilities) (1) ▪ Mocksville, NC (under development)
Textile facilities			▪ Honduras - Rio Nance 1 - Rio Nance 2 - Rio Nance 5 - Anvil Knitwear Honduras (AKH)	▪ Dominican Republic	▪ Bangladesh
Sewing facilities(2)			▪ Honduras (4 facilities) ▪ Nicaragua (3 facilities)	▪ Dominican Republic (3 facilities)	▪ Bangladesh
Sock / Sheer manufacturing facilities	▪ Montreal, QC(3)		▪ Honduras - Rio Nance 3 - Rio Nance 4
  (1) One facility is a ring-spun yarn facility which is currently being ramped-up and we completed the construction of a second facility for the production of open-end yarn, which is targeted to commence operations in the last calendar quarter of 2014.
  (2) We also use the services of third-party sewing contractors, primarily in Haiti, to support textile production from the Dominican Republic.
  (3) Acquired as part of the acquisition of Doris, effective July 7, 2014.

Yarn-spinning capacity expansion

During fiscal 2013, we began to execute on a significant yarn-spinning manufacturing initiative in order to support our projected sales growth and planned capacity expansion, and to continue to pursue our business model of investing in global vertically-integrated low-cost manufacturing technology and in product technology, which we believe will provide consistent superior product quality. We acquired the remaining 50% interest of a joint venture in fiscal 2013, which included two yarn-spinning facilities located in Clarkton, NC and Cedartown, GA, which were subsequently refurbished and modernized during fiscal 2014. In addition, we started to invest in new greenfield yarn-spinning facilities. A new yarn-spinning facility in Salisbury, NC for the production of ring-spun yarn began production in the second quarter of fiscal 2014. The Company also constructed a second yarn-spinning facility in North Carolina, adjacent to the ring-spinning facility, which is expected to commence operations in the last calendar quarter of 2014. In addition, construction of a new yarn-spinning facility in Mocksville, NC is currently underway.

Textile manufacturing expansion

During fiscal 2013, we invested in the modernization and refurbishment of our Rio Nance 1 facility in order to improve the facility’s capabilities and cost efficiency. Production at Rio Nance 1 restarted in the fourth quarter of fiscal 2013 and production ramp-up was essentially completed by the end of fiscal 2014. Over the last year, the Company also invested in the reconfiguration and the upgrading of equipment at the former Anvil manufacturing facility in Honduras to support its growth in more specialized performance and fashion products. During fiscal 2014 the Company announced plans for further textile capacity expansion. The Company plans to construct a new textile facility, Rio Nance 6, which will be located at the Company’s Rio Nance complex in

Honduras. The new Rio Nance facility is intended to support the introduction of more higher-valued products and optimize manufacturing efficiencies at the Company’s other textile facilities. Development of the site for Rio Nance 6 is currently underway and the facility is expected to begin production in 2016. The Company also announced plans to construct its first facility in Costa Rica, which is strategically located for duty-free, quota-free access to the Company’s major markets in the U.S. The facility will be located in the province of Guanacaste in north-western Costa Rica, close to the Company’s sewing plants in Nicaragua and accessible to ports on both the eastern and western coasts of the country. The Costa Rica facility is expected to begin production in 2017.

Sales, marketing and distribution

Our sales and marketing offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting and production planning, as well as inventory control and logistics for each of their respective operating segments. Our two primary distribution centres out of which we service our printwear and retail markets are located in the U.S. In addition, during fiscal 2014, the Company essentially completed the construction of a new distribution centre in Honduras.

Printwear segment

Our sales and marketing office servicing our global printwear markets is located in Christ Church, Barbados. We distribute our activewear products for the printwear markets primarily out of our main distribution centre in Eden, NC. We also use third-party warehouses in the western United States, Canada, Mexico, Colombia, Europe and Asia to service our customers in these markets.

Branded Apparel segment

Our primary sales and marketing office for our Branded Apparel segment is located in Charleston, SC at the same location as our primary distribution centre servicing our retail customers. In addition, we service retail customers from smaller distribution centres in North Carolina, South Carolina and Canada. We also operate 51 retail stores located in outlet malls throughout the United States.

Customers

We sell our products to customers requiring an efficient supply chain and consistent product quality for high-volume quick replenishment programs in the North American and international printwear markets and we are becoming a growing supplier to U.S. retailers. In our printwear markets we sell our products in over 35 countries across North America, Europe and the Asia-Pacific region, and Latin America primarily to wholesale distributors and to a lesser extent to large screenprinters. Our products in the U.S. retail market are sold to a broad spectrum of retailers, including mass-market retailers, department stores, national and regional chains, sports specialty stores and price clubs. In fiscal 2014 our sales totalled $2,360.0 million, of which $1,559.6 million were derived from our Printwear customers and $800.4 million from Branded Apparel customers. In fiscal 2014, we sold our products in the United States, Canada and Europe and other international markets, which accounted for 88.5%, 3.6% and 7.9% of total sales, respectively. For a breakdown of our total sales by geographic market for each of the last two financial years, reference is made to note 26 to the 2014 Financial Statements, which note is incorporated herein by reference.

Our total customer base is composed of a relatively small number of significant customers. In fiscal 2014, our largest customer accounted for 17.7% of our total sales, and our top ten customers accounted for 56.6% of our total sales in the retail and screenprint channels. Although we have long-term ongoing relationships with many of our customers, our contracts with our customers do not require them to purchase a minimum quantity of our products. Instead, we assess their projected requirements and then plan our production and marketing strategy accordingly.

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

During fiscal 2014, most of our yarn requirements for the production of our product-lines were met by our long-term supply agreements with third-party suppliers, as well as by our own yarn-spinning facilities in Cedartown, GA, Clarkton, NC and Salisbury, NC. Please refer to the discussion of our yarn-spinning capacity expansion in section 3.1 under the heading “Yarn-Spinning Capacity Expansion” in this Annual Information Form for further information about the Company’s initiatives and investments in yarn-spinning. The yarn requirements for our Bangladesh operations are supplied by local and regional spinners. We expect that most of our yarn requirements will continue to be met by these sources.

The primary sources of energy consumed in our manufacturing facilities are (i) biomass, bunker fuel and natural gas, which are used to generate steam required in the production process, and (ii) electricity, which is used to power production equipment and air-conditioning. The bunker fuel used in our operations is supplied by local third-party suppliers, and the pricing is highly dependent on international market prices for bunker fuel. Natural gas is used in our operations in the Dominican Republic and Bangladesh, and is obtained from local third-party suppliers. The electricity requirements at our two main production complexes, located in Honduras and the Dominican Republic, are provided by public utility companies. Electricity rates are variable and are, in part, related to underlying oil prices.

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

Management Information Systems

Our Enterprise Resource Planning (“ERP”) system supports the majority of our operations in the areas of finance, manufacturing and customer service. This system is centralized and is accessed from all of our locations through secure networks. Our ERP system is linked to servers supporting both local processes and specialized applications, including payroll and distribution. Due to our increasing dependence on the availability of our computer systems to support our operations, we plan to continue in 2015 to implement initiatives to enhance our information technology (“IT”) processes and infrastructure based on the Information Technology Infrastructure Library, a framework of “best practices” approaches intended to facilitate the delivery of high-quality IT services.

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

Seasonality and other factors affecting the variability of results and financial condition

Our results of operations for interim periods and for full fiscal years are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which results in quarterly fluctuations in operating results. Historically, consolidated net sales have been lowest in the first fiscal quarter and highest in the second half of the fiscal year, reflecting the seasonality of our operating segments’ net sales. For our Printwear segment, demand for T-shirts is lowest in the first fiscal quarter, and highest in the third quarter of each fiscal year when distributors purchase inventory for the peak Summer selling season. Demand for fleece is typically highest, in advance of the Fall and Winter seasons, in the third and fourth quarters of each fiscal year. For our Branded Apparel segment, sales are higher during the back-to-school period and the Christmas holiday selling season. Historically, our Branded Apparel segment sales have been highest in the fourth fiscal quarter.

Historically, the seasonal sales trends of our business have resulted in fluctuations in our inventory levels throughout the year, in particular a build-up of T-shirt inventory levels in the first half of the fiscal year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable. While we enter into contracts in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs and trims.

Management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. In addition, the effect of asset write-downs, including provisions for bad debts and slow moving inventories, can affect the variability of our results. The section entitled “Restructuring and acquisition-related costs” of our 2014 Annual MD&A contains a discussion of costs related to the Company’s restructuring activities and business acquisitions.

Our reported amounts for sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in the U.S. dollar versus certain other currencies as described in the “Financial risk management” section of our

2014 Annual MD&A. The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

Trade Regulation

As a multinational corporation, we are affected by international trade legislation, as well as bilateral and multilateral trade agreements in the countries in which we operate, source and sell products. Although the textile and apparel industries of developed countries such as Canada, the United States and the European Union have historically received a relatively higher degree of trade protection than other industries, trade liberalization has diminished this protection in recent years. In order to remain globally competitive, we have situated our manufacturing facilities in strategic locations to leverage the benefits of the trade liberalization climate. Furthermore, management continuously monitors new developments and evaluates risks relating to duties, tariffs, and quotas that could impact our approach to global manufacturing and sourcing and makes adjustments as needed.

The United States has implemented several free trade agreements and trade preference programs to enhance trade with certain countries such as CAFTA-DR, the Caribbean Basin Trade Partnership Act and the Haitian Hemispheric Opportunity through Partnership Encouragement Act (“HOPE”), which allow qualifying textiles and apparel from participating countries duty-free access to the U.S. market.

The United States adopted CAFTA-DR and HOPE (as amended by HOPE II legislation in 2008 and by the Haitian Economic Lift Program legislation in 2010) to strengthen and develop U.S. economic relations and expand trade with Central America, the Dominican Republic and Haiti, where we have substantial manufacturing operations and activities.

In 2012, the United States implemented free trade agreements with South Korea, Colombia and Panama and has also continued free trade negotiations with a group of countries under the umbrella of the Trans-Pacific Partnership (“TPP”). Countries participating in the TPP negotiations at this time are Australia, Brunei, Canada, Chile, Mexico, Malaysia, New Zealand, Peru, Singapore, Japan and Vietnam. Future entry into force of this new regional free trade agreement or any other new free trade agreements, may negatively affect our competitive position in the United States and other countries where we sell products.

In early November 2013, the governments of Canada and Honduras formally signed a free trade agreement between the two countries which came into force on October 1, 2014. This agreement will enable qualifying textiles and apparel from Honduras to benefit from duty-free access into the Canadian market.  Canada also affords preferential tariff treatment to certain qualifying apparel articles from least developed countries, including Haiti, Cambodia and Bangladesh.

Imports into the Mexican market may qualify for trade preferences from various free trade agreements such as the Mexico-Costa Rica Free Trade Agreement, the Mexico-Nicaragua Free Trade Agreement, and the Mexico-Northern Triangle Regional Trade Agreement, which includes El Salvador, Guatemala and Honduras as member countries.

The European Union has preferential trade agreements with other European countries and with countries outside of Europe. For example, the European Union maintains a Generalized System of Preferences (“GSP”) and the Everything But Arms programs. These programs allow duty-free entry into the European Union of qualifying articles, including apparel, from developing countries such as Honduras and Nicaragua, and least developed countries, including Haiti and Bangladesh. Amendments regarding the reform of certain of the GSP provisions, including the rules of origin, have recently come into effect. The new provisions will further enhance duty-free access to the European Union of qualifying apparel articles, including, potentially, apparel articles from Pakistan, which could negatively impact our competitive position in the European Union. The European Union also reinstated the GSP preference to Myanmar / Burma in 2013.

The European Union and the Central American countries of Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama signed in 2012 a comprehensive association agreement (the “Association Agreement”) which includes a trade component allowing duty-free entry into the European Union of qualifying apparel articles. The Association Agreement, recently enacted, supersedes the eligibility for the GSP trade preference of the signatory Central American countries. The European Union has reached similar agreements with Colombia and Peru. Other European Union trade agreements and preference programs are already in effect with Turkey, Mexico and several Caribbean states.

Imports into the Colombian market are entitled to trade preference benefits under the Colombia-Northern Triangle Regional Trade Agreement, which includes El Salvador, Guatemala and Honduras as member countries.

In 2011, the People’s Republic of China extended duty-free and quota-free trade benefits to Bangladesh under the Asia Pacific Trade Agreement to include certain chief-weight cotton apparel articles made in Bangladesh.

Overall, new agreements or arrangements that further liberalize access to our key country markets could potentially adversely impact our competiveness in those markets. The likelihood that any such agreements, measures or programs will be adopted, or that the agreements and preference programs around which we have built our manufacturing supply chain will be modified, repealed, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.

Textile and apparel articles are generally not subject to specific export restrictions or licensing requirements in the countries where we manufacture and distribute goods.  However, the creation of export licensing requirements, imposition of restrictions on export quantities or specification of minimum export pricing and/or export prices or duties could potentially have an adverse impact on our business.  In addition, unilateral and multilateral sanctions and restrictions on dealings with certain countries and persons are unpredictable, yet continue to emerge and evolve in response to international economic and political events, and could impact our trading relationships with vendors or customers.

Product Safety Regulation

We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008, the Federal Hazardous Substances Act, the Flammable Fabrics Act, the Toxic Substances Control Act, and rules and regulations promulgated pursuant to these statutes. Such laws provide for substantial penalties for non-compliance. These statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children’s products, and for phthalate content in child care articles, including plasticized components of children’s sleepwear. We are also subject to similar laws and regulations, and to additional warning and reporting requirements, in the various individual states in which our products are sold.

In Canada, we are subject to similar laws and regulations, the most significant of which are the Hazardous Products Act and the Canada Consumer Product Safety Act (the “CCPSA”), which applies to manufacturers, importers, distributors, advertisers, and retailers of consumer products. The CCPSA bans apparel treated with certain flame retardants and requires compliance with children sleepwear regulations and regulations governing flammability of other apparel and phthalate content in child articles (not including sleepwear).

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

Intellectual Property

We own several registered trademarks including, among others, the Gildan® and Gildan Softstyle® trademarks in Canada, the United States and in the European Union as well as in many countries in Central America, South America and Asia-Pacific. Applications for the registration of several other trademarks which are part of the Gildan brand family, such as Gildan Performance™, Aqua Defense™, Smart Basics™, Part of Your Life™, Every thread counts™ and Gildan Platinum™ trademarks, are also pending or have been accepted during fiscal 2014 in several countries.

As a result of the acquisition of Doris in 2014, we own the Secret® and Silks® trademarks in Canada and have trademark applications for the registration of TherapyPlus™ Kushyfoot™, Dreamsoles™, Better U by Shatobu™ and Secret Silky™ at the international level.

Pursuant to the acquisition in fiscal 2011 of Gold Toe Moretz Holdings Corp. (“Gold Toe”), we also own the Gold Toe brand family, which includes the iconic Gold Toe® trademark, as well as the Silver Toe®, Auro®, PowerSox®, All Pro®,  Soleution® and G® trademarks, and we have further expanded registration of these marks internationally. Applications for the registration of The Best Socks On Two Feet™, AquaFx™, Freshcare™, Gold Toe Premier™ and Signature Gold by Goldtoe™ trademarks are also pending in several countries.

Moreover, with the acquisition of Anvil, we also own Anvil's portfolio of trademarks for high-quality basic t-shirts and sport shirts including Anvil®, Anvil Not Just a T-Shirt™, Anvil's eco collection (Anvil Organic®, Anvil Recycled®, and Anvil Sustainable®) as well as a number of other registered trademarks. In addition, Shirt Scan® and Track My T® trademarks (and copyright) pertain to computer and mobile applications which provide information on clothing manufacturing. We have, and intend to continue to maintain our trademarks and the relevant registrations, and will actively pursue the registration of trademarks in Canada, the United States and abroad.

In addition, we have an exclusive license for Under Armour® branded socks in the U.S. (with potential international expansion), as well as an exclusive worldwide license for Mossy Oak® brands in relation to multiple apparel products. We also own a license for New Balance® branded basic, performance and fleece apparel in the U.S. and Canada to the printwear industry.

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

•	Product responsibility: Commitment to a responsible product-line through sustainable solutions.

Effective September 22, 2014, Gildan was included in the Dow Jones Sustainability World Index (“DJSI World”) for a second consecutive year and currently is the only North American company to be named to DJSI World under the Textiles, Apparel and Luxury Goods sector. The Dow Jones Sustainability Indices (“DJSI”) track the financial performance of the leading sustainability-driven companies worldwide. These indices serve as benchmarks for investors who integrate sustainability considerations into their investment philosophy. The annual DJSI review is based on a thorough analysis of corporate economic, environmental and social performance carried out by RobecoSAM, an investment specialist focused exclusively on sustainability investing. The analysis covers issues such as supply chain standards and labour practices, environmental policy/management systems, corporate governance and risk management.

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

We have implemented internal and external monitoring programs that allow us to verify compliance not only with local labour laws, but with internationally-recognized labour standards as well. Our social compliance monitoring is composed of both external third-party audits and internal monitoring audits. Independent third-party monitors also regularly audit our plants, both on an announced and unannounced basis. During fiscal 2014, a total of 244 audits were performed in our facilities and in the facilities of our third-party contractors. 37% of these audits were carried out by external auditors, 78% of which were mandated by our customers.

Gildan has been a member of the FLA as a “Participating Company” since November 2003. The FLA is internationally recognized and respected as a non-profit organization whose goal is to promote adherence to international labour standards and to improve working conditions for employees worldwide. Our labour compliance program has been accredited by the FLA since fiscal 2007.

All of our sewing facilities and our contractors’ facilities in Haiti have been certified or are in the process of being certified, by WRAP, an independent, non-profit organization dedicated to the promotion and certification of lawful, humane and ethical manufacturing throughout the world. WRAP, through independent third-party verification, certifies facilities that comply with its Code of Conduct. All of our third-party sewing contractors are contractually required to follow prescribed employment policies as well as our Code of Conduct.

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

We are subject to various federal, state and local environmental and occupational health and safety laws and regulations in the different jurisdictions in which we operate, concerning, among other things, wastewater discharges, storm water flows, and solid waste disposal. Our manufacturing plants generate small quantities of hazardous waste, which are either recycled or disposed of by licensed waste management companies. Through our Corporate Environmental Policy, Environmental Code of Practice and Environmental Management System, we seek not only to comply with applicable laws and regulations, but also to reduce our environmental footprint through waste prevention, recovery and treatment. Although we believe that we are currently in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located, the extent of our liability, if any, for past failures to comply with laws, regulations and permits applicable to our operations cannot be reasonably determined. During fiscal 2013, Gildan was notified that a Gold Toe Moretz subsidiary has been identified as one of numerous “potentially responsible parties” at a certain waste disposal site undergoing an investigation by the Pennsylvania Department of Environmental Protection under the Pennsylvania Hazardous Sites Cleanup Act and the Solid Waste Management Act. As a result of activities alleged to have occurred during the 1980’s, Gildan could be liable to contribute to the costs of any investigation or cleanup action which the site may require, although to date we have insufficient information from the authorities as to the potential costs of the investigation and cleanup or to reasonably estimate Gildan’s share of liability for any such costs, if any.

In line with our commitment to the environment, as well as to the health and safety of our employees, we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. For fiscal 2014, the requirements with regard to environmental protection did not have a significant financial or operational impact on the Company's capital expenditures, earnings and competitive position. Although we do not expect that the amount of these expenditures in the future will have a material impact on our operations, financial condition or liquidity, there can be no assurance that future changes in federal, state or local regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures or result in a disruption to our supply chain that could have a material adverse effect on our business.

For more information on our Gildan Genuine Stewardship program, you can visit www.genuinegildan.com.

3.2	Risk Factors

Please see the “Financial Risk Management”, “Critical Accounting Estimates and Judgements” and the “Risks and Uncertainties” sections of our 2014 Annual MD&A beginning on page 30, page 35 and page 41, respectively, which are incorporated herein by reference.

3.3	Employees

Gildan employs over 43,000 employees worldwide. The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. Some of our employees are members of labour organizations and, since 2012, we are a party to collective bargaining agreements at two of our sewing facilities in Central America.

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

On November 28, 2012, the Company’s Board of Directors approved a 20% increase in the amount of the quarterly dividends and declared a cash dividend of $0.09 per Common Share payable at each quarter of fiscal 2013.

On November 20, 2013, the Company’s Board of Directors approved a 20% increase in the amount of the quarterly dividends and declared a cash dividend of $0.108 per Common Share payable at each quarter of fiscal 2014.

On December 3, 2014, the Company’s Board of Directors approved a 20% increase in the amount of the quarterly dividends and declared a cash dividend of $0.13 per Common Share payable on January 12, 2015 to shareholders of record on December 18, 2014.

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

The Common Shares are listed on the NYSE and the TSX under the symbol “GIL”. The Class A Subordinate Voting shares (now the Common Shares), which were issued at an offering price of $0.88 (Cdn$1.29), on a post-split basis, began trading on the TSX, the Montréal Exchange (the “ME”) and the American Stock Exchange (“AMEX”) on June 17, 1998. Prior to that date, there was no public market for the Class A Subordinate Voting shares. We delisted such shares from AMEX on August 31, 1999. On September 1, 1999, the Class A Subordinate Voting shares (now the Common Shares) commenced trading on the NYSE. As a result of a restructuring of Canada’s stock exchanges, which took effect on December 7, 1999, we are no longer listed on the ME.

The table below shows the monthly price range per share and the trading volume of the Common Shares for the fiscal year ended October 5, 2014 on the TSX (in Cdn$) and on the NYSE (in US$).

COMMON SHARES
Toronto Stock Exchange (TSX)(1)				New York Stock Exchange (NYSE)(2)
Month	High ($)	Low ($)	Trading Volume	Month	High ($)	Low ($)	Trading Volume
October 2013	51.22	46.37	5,954,248	October 2013	48.89	44.83	584,518
November 2013	52.68	48.89	7,363,439	November 2013	50.44	46.59	634,974
December 2013	57.23	50.40	6,086,487	December 2013	53.77	47.23	698,183
January 2014	60.30	55.86	9,096,500	January 2014	54.99	51.34	1,122,104
February 2014	59.47	55.07	6,967,434	February 2014	53.48	49.68	1,246,224
March 2014	57.72	53.45	7,328,313	March 2014	52.46	48.18	1,238,350
April 2014	56.90	53.45	7,092,591	April 2014	51.79	48.77	1,064,404
May 2014	61.50	55.78	6,238,430	May 2014	55.99	50.80	1,065,007
June 2014	63.02	58.40	5,783,198	June 2014	59.03	53.37	627,648
July 2014	67.28	62.43	6,134,143	July 2014	62.51	57.35	759,353
August 2014	64.92	61.60	4,698,263	August 2014	59.55	56.50	717,536
September 2014	62.38	59.38	7,713,968	September 2014	57.24	53.94	749,891
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

Name and Municipality of Residence	Principal Occupation	Director Since
Glenn J. Chamandy Westmount, Québec, Canada	President and Chief Executive Officer of the Company	May 1984
William D. Anderson Toronto, Ontario, Canada	Chairman of the Board of the Company and Corporate Director	May 2006
Russell Goodman(1)(3) Mont Tremblant, Québec, Canada	Corporate Director	December 2010
Russ Hagey(1)(3) San Francisco, California, United States	Senior Partner and Worldwide Chief Talent Officer of Bain & Company, Inc. (management consulting)	November 2013
George Heller(2)(3) Toronto, Ontario, Canada	Corporate Director	December 2009
Sheila O’Brien (1)(3) Calgary, Alberta, Canada	Corporate Director, business advisor and President of Belvedere 1 Investments Ltd. (private investment company)	June 2005
Pierre Robitaille(1)(2) St-Lambert, Québec, Canada	Corporate Director	February 2003

Name and Municipality of Residence	Principal Occupation	Director Since
James R. Scarborough(2)(3) Wolfeboro, New Hampshire, United States	Corporate Director	December 2009
Gonzalo F. Valdes-Fauli(1)(2) Key Biscayne, Florida, United States	Corporate Director Chairman of BroadSpan Capital LLC (investment banking firm)	October 2004
(1)	Member of the Audit and Finance Committee.
(2)	Member of the Corporate Governance and Social Responsibility Committee.
(3)	Member of the Compensation and Human Resources Committee.

Listed below is certain information about the executive officers of Gildan in office as of the date hereof.

Name and Municipality of Residence	Position Held Within the Company and Principal Occupation
Glenn J. Chamandy (1) Westmount, Québec, Canada	President, Chief Executive Officer and Director
Laurence G. Sellyn (1) Beaconsfield, Québec, Canada	Executive Vice-President, Chief Financial and Administrative Officer
Michael R. Hoffman St. James, Barbados	President, Printwear
Benito A. Masi Panama City, Panama	Executive Vice-President, Manufacturing
Eric R. Lehman Charleston, South Carolina, United States	President, Branded Apparel
(1) Officer of the Company.

Glenn J. Chamandy is one of the founders of the Company and has devoted his entire career to building Gildan into an industry leader. Mr. Chamandy has been involved in various textile and apparel businesses for over thirty years. Prior to being appointed President and Chief Executive Officer in 2004, the position which he holds to this day, he served as a Co- Chief Executive Officer and Chief Operating Officer of Gildan.

William D. Anderson has had a career as a business leader in Canada spanning over thirty years. Mr. Anderson joined the Bell Canada organization in 1992, where from 1998 to 2001, he served as Chief Financial Officer of BCE Inc., Canada’s largest telecommunications company. From 2001 to 2005, Mr. Anderson served as President of BCE Ventures, the strategic investment unit of BCE Inc. and, from 2001 to 2007, he was the Chairman and Chief Executive Officer of Bell Canada International Inc., a subsidiary of BCE Inc. formed to invest in telecommunications operations outside Canada.  Prior to joining the Bell Canada organization, Mr. Anderson was in public practice for nearly twenty years with the accounting firm KPMG LLP, where he was a partner for eleven years. Mr. Anderson also serves on the Board of Directors of TransAlta Corporation, a power generation and energy marketing firm, where he is a member of the Audit and Risk Committee and the Governance and Environment Committee. He also serves on the Board of Directors of Sun Life Financial Inc., an international financial services organization, where he also is the Chairman of the Audit and Conduct Review Committee as well as a member of the Risk Review Committee.  Mr. Anderson was educated at the University of Western Ontario and is a Fellow of the Institute of Chartered Accountants of Ontario and a Fellow of the Institute of Corporate Directors.

Russell Goodman is a corporate director. From 1998 to June 2011, Mr. Goodman was a partner of PricewaterhouseCoopers LLP, where he was a member of the Americas’ and Canadian Leadership teams for three and ten years, respectively. During that period, he served as Managing Partner of Project Finance and Privatization for the Americas, Global Leader for Transportation Services, Managing Partner of the Montréal office, and Canadian Managing Partner of the Private Equity and Transactions businesses. Mr. Goodman is a member of the Board of Directors and a member of the Audit Committee of Metro Inc., a leader in the grocery and pharmacy sectors in Québec and Ontario. He is a member of the Board of Directors, Chairman of the Audit Committee and a member of the Compensation Committee of Whistler Blackcomb Holdings Inc., North America's largest ski resort. He is a member of the Board of Directors and Chairman of the Audit Committee of Northland Power Inc., a leading Canadian and international independent power producer, and is also a member of the Board of Directors of Forth Ports Limited, which owns and operates sea and container ports in the United Kingdom. Mr. Goodman is also a member of the Independent Review Committee of Investors Group Funds. In addition, he serves on a number of not-for-profit boards, including the Pointe-à-Callière Museum Foundation, where he is Chairman of the Board, and Centraide of Greater Montréal, where he is Vice-Chairman. He previously served as President of the Canadian Club of Montréal. He is a Fellow of the Order of Chartered Professional Accountants of Quebec and is certified by the Institute of Corporate Directors.  Mr. Goodman was educated at McGill University.

Russ Hagey is a Senior Partner and the Worldwide Chief Talent Officer of Bain & Company, Inc., one of the world’s leading management consulting firms. He joined the firm in 1982 and has worked in its San Francisco, Los Angeles, Zurich, and Amsterdam offices. As Chief Talent Officer, Mr. Hagey oversees Bain’s recruiting, professional development, training, and human resources functions for nearly 6,000 global professionals and staff across 51 offices in 32 countries. He also has client leadership responsibilities in the areas of consumer products and health-care services. Mr. Hagey holds a Master of Business Administration from the Stanford Graduate School of Business and earned his Bachelor of Arts in economics from the University of California at Los Angeles. He also serves on a number of community and not-for-profit boards.

George Heller has had a career as a business leader in the retail sector that spans over forty years. From 1999 to 2006, Mr. Heller served as President and Chief Executive Officer of the Hudson’s Bay Company, Canada’s largest diversified general merchandise retailer, operating more than 600 retail outlets in Canada under four banners: the Bay, Zellers, Home Outfitters and Fields. Prior to that, Mr. Heller was President and Chief Executive Officer of Zellers, the mass merchandise retailer of the Hudson’s Bay Company and a leading Canadian mass merchandise department store. Mr. Heller has also held a number of other key positions in the retail industry, including as President and Chief Executive Officer of Kmart Canada, discount department stores, President, North America & Europe of Bata Industries Ltd., an international footwear manufacturer, and Executive Vice-President of Woodwards Department Stores, a department store chain. Mr. Heller also served as President and Chief Executive Officer of the Victoria Commonwealth Games and was the President and a member of the Board of Directors of the Commonwealth Games of Canada Foundation, a fundraising organization for amateur athletes.  Mr. Heller also serves on the Board of the Asia Pacific Foundation of Canada, a not-for-profit think-tank on Canada’s relations with Asia, where he is Chair of the Investment Committee. Mr. Heller has acted since 2008 as Honorary Consul General of Thailand and as Honorary Trade Advisor to the Government of Thailand since 2000. Mr. Heller has received Honorary Doctorates from Ryerson University and the University of Victoria.

Sheila O’Brien is a business advisor, corporate director and President of Belvedere 1 Investments Ltd. She has over thirty years’ experience in the oil and gas, pipeline and petrochemical sectors in Canada, the United States and Europe. She has held executive positions in the areas of human resources, investor relations, public affairs and government relations with Amoco International, Petro-Canada and Nova Chemicals Corporation. She created and implemented an innovative workforce restructuring program based on the dignity of the employee, which was designated a Worldwide Best Practice by Watson Wyatt International Consultancy. In addition, she has been active in the not-for-profit sector, having served on over 25 boards of directors, dealing primarily with human rights, women’s rights and giving voice to marginalized members of society, and is the founder of several enduring community events celebrating the accomplishments of women. She was invested in the Order of Canada in 1998 and was awarded the Diamond Jubilee Medal in 2012 for community service. She has served on the boards of directors of TransForce Income Fund, Canada’s largest trucking enterprise, publicly-traded and headquartered in Montréal, Skye Resources, a Vancouver-based, publicly-traded nickel mining company with assets in Guatemala, CFM Majestic, a Mississauga-based publicly-traded fireplace manufacturing company, and Advantage Oil & Gas Ltd., an Alberta-based publicly-traded oil and natural gas company. She currently serves on the Board of Directors of Alberta Energy Regulator, a regulatory body with a mandate to provide for the environmentally responsible development of Alberta’s energy resources, as well as PPP Canada, a federal crown corporation with a mandate to improve the delivery of public infrastructure. Ms. O’Brien is a graduate of the MTC program at the University of Western Ontario, and completed a one-year sabbatical on creativity and innovation at various U.S. schools in 1990.

Pierre Robitaille is a corporate director. Mr. Robitaille previously pursued his career at SNC-Lavalin Group Inc., a global engineering and construction firm, where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than twenty years with the public accounting and management consulting firm Ernst & Whinney, where he held the positions of Managing Partner of the Montréal office, President of the firm in Quebec, and member of its national Board of Directors. Mr. Robitaille is a Fellow member of the Quebec Order of Chartered Professional Accountants. He was educated at HEC Montréal and McGill University Business School. Mr. Robitaille is a member of the Board of Governors of HEC Montréal.

James R. Scarborough has had a career as a business leader in the retail industry that spans over forty years. Mr. Scarborough retired in June 2010 as Chairman of the Board of Stage Stores, Inc., a U.S. based specialty department store retailer that operates over 850 department stores in forty states under five banners: Bealls, Goody’s, Palais Royal, Peebles, and Stage. Mr. Scarborough joined Stage Stores in 2000 as its President and Chief Executive Officer, and held this position until his retirement in 2008. Mr. Scarborough previously held other senior positions in the retail sector, including as President and Chief Executive Officer of Busy Body, Inc., a specialty retailer of premium fitness equipment, President and Chief Executive Officer of Seattle Lighting, Inc., a supplier of lighting fixtures to the homebuilder, commercial and retail markets, as well as President and Chief Operating Officer of Enstar Specialty Retail, Inc., a footwear and women’s apparel retailer, and its subsidiary AMRET, Inc. Mr. Scarborough began his retail career in 1972, at Filene’s of Boston, formerly a division of Federated Department Stores.  Mr. Scarborough was educated at St. Michael’s College in Vermont, United States.

Gonzalo F. Valdes-Fauli is Chairman of the Board of BroadSpan Capital LLC, an investment banking firm specializing in financial advisory services. Mr. Valdes-Fauli retired from Barclays Bank PLC, a major UK-based global bank, in 2001, where he held the position of Vice-Chairman, Barclays Capital, and Group Chief Executive Officer, Latin America. Mr. Valdes-Fauli also serves on the Board of Directors of Blue Cross Shield of Florida, a health insurance provider, and was Chairman of the Board of Republic Bank of Dominican Republic, a financial services provider, until November 2007.  He is Trustee Emeritus of the University of Miami and Spring Hill College in Mobile, Alabama.  Mr. Valdes-Fauli holds a Master’s Degree in international finance from Thunderbird Graduate School for International Management.

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

Benito A. Masi has been involved in apparel manufacturing in North America for over twenty-five years. He joined Gildan in 1986, and since then has held various positions in the Company. He was appointed Vice-

President, Apparel Manufacturing in February 2001 and his title was changed to Vice-President, Corporate Apparel Operations in September 2003. In August 2004, he was appointed Executive Vice-President, Apparel Manufacturing and was appointed Executive Vice-President, Manufacturing in January 2005.

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

As at December 4, 2014, the executive officers and directors of the Company as a group own 6,304,998 Common Shares, which represents 5.15% of the voting rights attached to all Common Shares.

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

Russell Goodman – Mr. Goodman is the Chairman of the Audit and Finance Committee and a corporate director. He was previously a senior partner of PricewaterhouseCoopers LLP, where he served successively as Managing Partner of Project Finance and Privatization for the Americas, Managing Partner of the Montréal office, and Canadian Managing Partner of the Transactions business. Prior to this, Mr. Goodman served for twenty-one years with Price Waterhouse LLP, including eleven years as a partner. Mr. Goodman is a member of the board of directors and a member of the Audit Committee of Metro Inc. He is Chair of the Audit Committee and a member of the Compensation Committee of Whistler Blackcomb Holdings Inc. He is the Chairman of the Audit Committee of Northland Power Inc., a leading Canadian and international independent power producer. Mr. Goodman is also a member of the board of directors of Forth Ports Limited, as well, a member of the Independent Review Committee of Investors Group Mutual Funds and serves on a number of advisory and not-for-profit boards. Mr. Goodman is a Fellow of the Order of Chartered Professional Accountants of Quebec, a Certified Fraud Examiner, and is certified by the Institute of Corporate Directors. The Company’s Board has determined, in light of Mr. Goodman’s extensive knowledge and experience as well as his ability to devote the time required to serve on the Board and its committees, that this simultaneous service does not impair his ability to function as the Chairman of the Company’s Audit and Finance Committee.

Russ Hagey – Mr. Hagey is a Senior Partner and the Worldwide Chief Talent Officer of Bain & Company, Inc., one of the world’s leading management consulting firms. He joined the firm in 1982 and has worked in its San Francisco, Los Angeles, Zurich, and Amsterdam offices. As Chief Talent Officer, Mr. Hagey oversees Bain’s recruiting, professional development, training, and human resources functions for nearly 6,000 global professionals and staff across 51 offices in 32 countries. He also has client leadership responsibilities in the areas of consumer products and health-care services. Mr. Hagey holds a Master of Business Administration from the Stanford Graduate School of Business and earned his Bachelor of Arts in economics from the University of California at Los Angeles. He also serves on a number of community and not-for-profit boards.

Sheila O’Brien – Ms. O’Brien is a business advisor, corporate director and President of Belvedere 1 Investments Ltd. She has over thirty years’ experience in the oil and gas, pipeline and petrochemical sectors in Canada, the United States and Europe. She has held executive positions in the areas of human resources, investor relations, public affairs and government relations with Amoco International, Petro-Canada and Nova Chemicals Corporation. Ms. O’Brien has served on the Boards of Directors of TransForce Income Fund, Canada’s largest trucking enterprise, publicly-traded and headquartered in Montréal, Skye Resources, a Vancouver-based, publicly-traded nickel mining company with assets in Guatemala and CFM Majestic, a Mississauga-based publicly-traded fireplace manufacturing company. She currently serves on the Board of Directors of Alberta Energy Regulator, a regulatory body with a mandate to provide for the environmentally responsible development of Alberta’s energy resources as well as PPP Canada, a federal crown corporation with a mandate to improve the delivery of public infrastructure.

Pierre Robitaille – Mr. Robitaille is a corporate director. Mr. Robitaille previously pursued his career at SNC-Lavalin Group Inc., a global engineering and construction firm, where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than twenty years with the public accounting and management consulting firm Ernst & Whinney, where he held the positions of Managing Partner of the Montréal office, President of the firm in Quebec, and member of its national Board of Directors. Mr. Robitaille is a Fellow member of the Quebec Order of Chartered Professional Accountants. He was educated at HEC Montréal and McGill University Business School. Mr. Robitaille is a member of the Board of Governors of HEC Montréal.

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

8.4           External Auditor Service Fees

The aggregate fees billed by KPMG LLP (“KPMG”), the Company’s external auditor, for various audit-related and non-audit services rendered for the fiscal years 2014 and 2013 were as follows:

Audit Fees — The aggregate audit fees billed by KPMG were Cdn$2,199,000 for fiscal 2014 and Cdn$1,943,000 for fiscal 2013. These services consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, consultation concerning financial reporting and accounting standards, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were Cdn$386,000 for fiscal 2014 and Cdn$264,000 for fiscal 2013. These services consisted of due diligence services relating to business acquisitions and also translation services in both years. Such due diligence services related primarily to financial accounting and internal control issues.

Tax Fees — The aggregate tax fees billed by KPMG were Cdn$668,000 for fiscal 2014 and Cdn$570,000 for fiscal 2013. These services consisted of tax compliance, including assistance with the preparation and review of tax returns, the preparation of annual transfer pricing studies and tax advisory services relating to domestic and international taxation.

All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were nil for both fiscal 2014 and fiscal 2013.

9.	LEGAL PROCEEDINGS

The Company is only a party to claims and litigation arising in the normal course of its operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

10.	TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Company is Computershare Investor Services Inc. having offices in Montréal and Toronto at which the register of transfer of the Common Shares is held. The co-transfer agent and co-registrar of the Company is Computershare Trust Company, N.A., having an office in Golden, Colorado.

11.	MATERIAL CONTRACTS

Other than the agreements entered into during the normal course of business, the only material agreements entered into in fiscal 2014, or before fiscal 2014 and which are still in force, are the following:

•
The Shareholder Rights Plan Agreement approved by the Board of Directors on December 1, 2010, ratified by the Company’s shareholders at the annual shareholders’ meeting on February 9, 2011 and which was subsequently submitted to the Company’s shareholder for renewal at the annual shareholders meeting on February 6, 2014. This agreement was filed through SEDAR on December 3, 2010.

12.	INTERESTS OF EXPERTS

KPMG, the external auditor of the Company, reported on the 2014 Financial Statements, which were filed with the securities regulatory authorities. KPMG LLP have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

13.	FORWARD – LOOKING STATEMENTS

Certain statements included in the 2014 Annual MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. In particular, information appearing under the headings “Economic environment and business outlook”, “Strategy and Objectives” and “Outlook” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties” sections of the 2014 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

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

•	the intensity of competitive activity and our ability to compete effectively;

•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit contractually to minimum quantity purchases;

•	our ability to anticipate, identify or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;

•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;

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

•
negative publicity as a result of actual, alleged or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in accounting policies and estimates;

•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices;

•	the adverse impact of any current or future legal and regulatory actions; and

•	an actual or perceived breach of data security.

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

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Company’s equity compensation plans is contained in the management proxy circular for its most recent annual meeting of security holders that involve the election of directors. Additional financial information is provided in the 2014 Financial Statements and the 2014 Annual MD&A for its most recently completed financial year, both of which are incorporated herein by reference.

Copies of these documents and additional information relating to Gildan may be found on the SEDAR website at www.sedar.com and the EDGAR website at www.sec.gov and may also be obtained upon request to the Secretary of Gildan at the following address:

600 de Maisonneuve Boulevard West, 33rd Floor
Montréal, Québec
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

•
reviewing, with management, the type, presentation, controls and processes relating to financial information to be included in earnings press releases and other documents required to be filed with regulatory authorities in Canada or the United States of America (including earnings guidance and other material forward-looking information, as well as any use of pro-forma or non-GAAP information);

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

•	overseeing the direct reporting and accountability of the external auditors to the Audit Committee and to the Board;

•	directly overseeing the work of the external auditors, including the resolution of any disagreement between them and management regarding accounting and financial reporting;

•
discussing with the external auditors the quality and not just the acceptability of the Company’s accounting principles, including (i) critical accounting policies and practices used, (ii) alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iii) other material written communications between the Company and the external auditors with respect thereto;

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

An evaluation was carried out under the supervision of, and with the participation of, our management, including our principal executive officer and our principal financial officer, of the effectiveness of our disclosure controls and procedures  as of the end of the period covered by this Annual Report on Form 40-F. For the year ended October 5, 2014, management’s evaluation of the effectiveness of its disclosure controls and procedures excluded the disclosure controls and procedures of the acquired business of Doris Inc. (“Doris”), acquired by the Registrant on July 7, 2014, the results of which are included in the audited annual consolidated financial statements of the Registrant for the year ended October 5, 2014, to the extent Doris’ disclosure controls and procedures are subsumed by internal control over financial reporting. The consolidated results of the Registrant for the year ended October 5, 2014 included net sales of $21.0 million and net earnings of $3.2 million relating to Doris’ results of operations since the date of acquisition. Doris accounted for $131.3 million of total assets, in the Company’s audited consolidated statement of financial position as at October 5, 2014.

Based on that evaluation, which excluded Doris’ disclosure controls and procedures, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of such period.

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

Under the supervision and with the participation of our principal executive officer and our principal financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of October 5, 2014, based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on that evaluation, which excluded Doris’ internal control over financial reporting, our principal executive officer and our principal financial officer concluded that our internal control over financial reporting was effective as of that date.

E.           Attestation report of the registered public accounting firm.

KPMG LLP (“KPMG”), an independent registered public accounting firm, that audited and reported on our financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F, has issued an attestation report on the effectiveness of our internal control over financial reporting as of October 5, 2014. The attestation report is included on page 3 of the financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F.

F.           Changes in internal controls over financial reporting.

There have been no changes during fiscal year 2014 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

I.           Principal Accountant Fees and Services

In addition to retaining KPMG to report upon the annual consolidated financial statements of the Registrant, the Registrant retained KPMG to provide various audit-related and non-audit services in fiscal 2014. The aggregate fees billed for professional services by KPMG for each of the last two (2) fiscal years, were as follows:

Audit Fees — The aggregate audit fees billed by KPMG were Cdn$2,199,000 for fiscal 2014 and Cdn$1,943,000 for fiscal 2013. These services consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, consultation concerning financial reporting and accounting standards and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were Cdn$386,000 for fiscal 2014 and Cdn$264,000 for fiscal 2013. These services consisted of due diligence services relating to business acquisitions and also translation services in both years. Such due diligence services related primarily to financial accounting and internal control issues.

Tax Fees — The aggregate tax fees billed by KPMG were Cdn$668,000 for fiscal 2014 and Cdn$570,000 for fiscal 2013. These services consisted of tax compliance, including assistance with the preparation and  review of tax returns, the preparation of annual transfer pricing studies and tax advisory services relating to domestic and international taxation.

     All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were nil for both fiscal 2014 and fiscal 2013.

All fees billed to the Registrant by KPMG in fiscal 2014 were pre-approved by the Registrant’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate and pursuant to applicable legislation. The mandate of the Audit and Finance Committee is available on the Registrant’s Internet website at www1.gildan.com/corporate/IR/corporateGovernance.cfm.

In fiscal 2014 and fiscal 2013, the Company’s Audit and Finance Committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.

J.           Off-Balance Sheet Arrangements

Operating Leases and Commitments

The Registrant has no commitments that are not reflected in its balance sheets except for purchase obligations, minimum annual lease payments under operating leases which are primarily for premises, and minimum royalty payments, which are included in the table of contractual obligations on page 33 of its Management’s Discussion and Analysis (see Exhibit 99.1) (the “MD&A”). As disclosed in Note 24(b) to the Registrant’s Consolidated Financial Statements (see Exhibit 99.2), the Registrant has issued financial guarantees, irrevocable standby letters of credit and surety bonds primarily from various servicing agreements amounting to $38.4 million at October 5, 2014.

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

M.           Identification of the Audit Committee

The Registrant has a separately-designated standing audit committee, known as the Audit and Finance Committee, established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Registrant’s Audit and Finance Committee are Mr. Russell Goodman, Mr. Russ Hagey, Ms. Sheila O’Brien, Mr. Pierre Robitaille, and Mr. Gonzalo F. Valdez-Fauli. Please refer to the section 8 of our Annual Information Form entitled “Audit and Finance Committee Disclosure”, included herein, for additional information.

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

DATED:  December 9, 2014

GILDAN ACTIVEWEAR INC.

Name:     /s/ Lindsay Matthews
Title:	Vice-President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management’s Discussion and Analysis of the Registrant for the year ended October 5, 2014
99.2	Audited comparative consolidated financial statements of the Registrant as at and for the year ended October 5, 2014
99.3	Consent of KPMG LLP
99.4	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)
99.5	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code