Form 40-F
period 2016-01-03
Gildan Activewear Inc.
filed 2016-02-25
CIK 1061894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
Or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended:  January 3, 2016                                                                                                    Commission File number:  01-14830

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

Gildan USA Inc., 1980 Clements Ferry Road, Charleston, SC 29492, (843) 606-3600
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

243,840,469

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

Yes ☐	No ☐

GILDAN ACTIVEWEAR INC.

ANNUAL INFORMATION FORM

for the year ended January 3, 2016

February 25, 2016

GILDAN ACTIVEWEAR INC.

2015 ANNUAL INFORMATION FORM

TABLE OF CONTENTS

This Annual Information Form is dated February 25, 2016 and, except as otherwise indicated, the information contained herein is given as of February 25, 2016.

Unless otherwise indicated, all dollar amounts set forth herein are expressed in U.S. dollars and all financial information set forth herein is prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

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

The information appearing in the extracts of the documents listed below and specifically referred to in this Annual Information Form is incorporated herein by reference:

-	Audited Consolidated Financial Statements as at and for the fiscal year ended January 3, 2016 (the “2015 Financial Statements”);

-	Management’s Discussion and Analysis for the fiscal year ended January 3, 2016 (the “2015 Annual MD&A”); and

-	The latest Notice of Annual Meeting of Shareholders and Management Information Circular filed on SEDAR.

The foregoing documents are available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on the Company’s website at www.gildan.com/corporate.

This Annual Information Form contains certain forward-looking statements that are based on Gildan’s current expectations, estimates, projections and assumptions and that were made by Gildan in light of its experience and its perception of historical trends. Results indicated in forward-looking statements may differ materially from the actual results. Please refer to the cautionary statement on pages 30 to 32 of this Annual Information Form for further explanation.

CORPORATE STRUCTURE

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

Intercorporate Relationships

The following table indicates our principal subsidiaries, their jurisdiction of incorporation and the percentage of voting securities that we beneficially own or over which we exercise direct or indirect control:

Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Securities or Partnership Interests that Gildan held as at February 25, 2016
Gildan Activewear SRL	Barbados	100%
Gildan USA Inc.	Delaware	100%
Gildan Yarns, LLC	Delaware	100%
Gildan Honduras Properties, S. de R.L.	Honduras	100%
Gildan Apparel (Canada) LP	Ontario	100%
Gildan Hosiery Rio Nance, S. de R.L.	Honduras	100%
Gildan Activewear (UK) Limited	United Kingdom	100%
Gildan Mayan Textiles, S. de R.L.	Honduras	100%
Gildan Activewear Honduras Textile Company, S. de R.L.	Honduras	100%
Gildan Activewear (Eden) Inc.	North Carolina	100%
A.K.H., S. de R. L.	Honduras	100%

The subsidiaries that have been omitted do not represent individually more than 10% of the consolidated assets and 10% of the consolidated revenue of Gildan, or in the aggregate more than 20% of the total consolidated assets and the consolidated revenue as at and for the year ended January 3, 2016.

GENERAL DEVELOPMENT OF THE BUSINESS

The following section describes how our business has evolved in the last three completed fiscal years and lists key events that have influenced the development of our business.

Recent Developments

•
On February 24, 2016, the Company announced that it had received approval from the Toronto Stock Exchange (“TSX”) to implement a normal course issuer bid (“NCIB”) to purchase for cancellation up to 12,192,814 Common Shares, representing approximately 5% of the Company’s issued and outstanding Common Shares. As of February 19, 2016, the Company had 243,856,289 Common Shares issued and outstanding.

Gildan is authorized to make purchases under the bid during the period from February 26, 2016 to February 25, 2017 in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (“NYSE”), or alternative trading systems, if eligible, or by such other means as the TSX, the NYSE or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada. Under the bid, Gildan may purchase up to a maximum of 169,767 shares daily through TSX facilities, which represents 25% of the average daily trading volume on the TSX for the most recently completed six calendar months. The price to be paid by Gildan for any Common Shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order.

•
On February 23, 2016, Gildan’s Board of Directors approved a 20% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.078 per Common Share payable on April 4, 2016 to shareholders of record on March 10, 2016.

Developments in Fiscal 2015 (October 6, 2014 to January 3, 2016)

•
Effective October 6, 2014, the Company changed its year-end to the Sunday closest to December 31, rather than the first Sunday following September 28.  The change in year-end recognizes that the seasonality of the overall consolidated sales revenues for the Company is changing due to the increasing importance of the Branded Apparel segment. The Company’s business planning cycle became more aligned with the calendar year, and this change provided better visibility on retail program placements and cotton fixations. In addition, the new year-end is now better aligned with Gildan’s industry comparables. For purposes of its regulatory filings, the Company reported results for the fifteen-month transition period of October 6, 2014 through January 3, 2016. The Company’s first twelve-month fiscal year on a calendar basis began on January 4, 2016 and ends on January 1, 2017.

•
In December 2014, the Company increased its bank credit facility from $800 million to $1 billion and extended the maturity date to April 2020 from January 2019, in order to provide the Company with financing flexibility to initiate an NCIB as well as to pursue potential future acquisition opportunities. The terms and conditions of the amended bank credit facility agreement are substantially unchanged.

•
On December 3, 2014, Gildan’s Board of Directors approved a 20% increase in the amount of the quarterly dividend and declared a cash dividend of $0.13 per Common Share (on a pre-split basis, or $0.065 per Common Share on a post-split basis) payable at each quarter of fiscal 2015 to shareholders of record.

•	On December 4, 2014, the Company received approval from the TSX to implement a NCIB beginning December 8, 2014 and expiring December 7, 2015 to purchase for cancellation up to 6.1 million outstanding

Common Shares (on a pre-split basis), representing approximately 5% of the Company’s issued and outstanding Common Shares. As of November 30, 2014, the Company had 122,478,794 Common Shares issued and outstanding (on a pre-split basis). During the fifteen-month period ended January 3, 2016, the Company repurchased and cancelled a total of 1,525,000 Common Shares (on a pre-split basis) under the NCIB by way of private agreements with an arm’s length third party seller.

•
In December 2014, the Company implemented major strategic pricing actions for its Printwear business to reinforce its leadership position in the industry. The Company lowered base selling prices significantly and simplified its discount structure in order to be responsive to distributors and enhance their ability and visibility to plan their business, and position the Company to drive unit sales volume and earnings growth in calendar 2015 and beyond. The selling price reductions reflected the pass through of a portion of the expected cost savings from the Company’s investments in new yarn-spinning facilities and other capital investment projects. The selling price reductions also reflected the reduction in the price of cotton that occurred in the latter half of calendar 2014, although the Company only began consuming year-over-year lower cost cotton in its cost of sales in the third fiscal quarter of 2015.

•
Effective February 2, 2015, Donald C. Berg and Anne Martin-Vachon were appointed to the Company’s Board of Directors. Mr. Berg is the Chief Executive Officer at the Comfy Cow Inc., a privately held Louisville, Kentucky-based purveyor of specialty gourmet ice cream through its chain of retail shops as well as fine grocery stores in the Midwest. Mr. Berg holds a Master of Business Administration from the Wharton School of Business and earned his Bachelor of Arts degree in accounting and business administration from Augustana College in Illinois. Ms. Martin-Vachon is currently a consultant in the beauty and cosmetics industry, with a focus on strategy, brand management and expanding international markets. Ms. Martin-Vachon holds a Master of Business Administration from McGill University and earned her Bachelor of Arts degree in business administration at the University of Québec in Trois-Rivières. With the addition of Mr. Berg and Ms. Martin-Vachon, Gildan’s Board of Directors now comprises nine members, of which eight are independent of management.

•
On February 4, 2015, the Board of Directors of the Company approved a share dividend of one Common Share for each issued and outstanding Common Share of the Company, which had the same effect as a two-for-one stock split of the Company’s outstanding Common Shares. The Company’s share dividend on the Common Shares was paid on March 27, 2015 to shareholders of record at the close of business on March 20, 2015 and was designated as an “eligible dividend” for Canadian tax purposes.

•
During fiscal 2015, the Company signed a celebrity endorsement agreement with Blake Shelton, “Five-time and reigning CMA Male Vocalist of the Year” and coach of NBC’s reality competition series, “The Voice”. As part of the endorsement agreement, Mr. Shelton is supporting and promoting Gildan® branded products through different consumer initiatives.

•
As part of its strategy to gain market penetration in the fashion basics segment of the North American printwear channel, the Company added the Comfort Colors® brand to its Printwear brand portfolio through the acquisition, on March 2, 2015, of substantially all of the operating assets of a company operating under the Comfort Colors trade name for a total cash consideration of approximately $103 million. The acquired company is a leading supplier of garment-dyed undecorated basic T-shirts and sweatshirts for the North American printwear channel. The Comfort Colors® brand is highly recognized among consumers purchasing from college bookstores, specialty retail stores, and destination and resort shops. The addition of the Comfort Colors® brand complements the Company’s brand offering and positioning within the fashion basics segment of the U.S. printwear channel and is contributing to our further penetration in this product segment, with strong unit sales volumes of Comfort Colors® products during fiscal 2015.

•
During fiscal 2015, the Company continued to make significant progress in its yarn spinning initiative. Production ramp-up of the Company’s new open-end yarn-spinning facility in Salisbury, NC was essentially completed and production began in the Company’s largest new yarn-spinning facility for the production of ring-spun yarn in Mocksville, NC. The Mocksville facility is expected to be ramped up during 2016. In the second half of calendar 2015, the Company started to benefit from manufacturing cost savings related to its investments in yarn-spinning and other capital projects, which are expected to continue through 2016 and 2017.

•
On August 17, 2015, Rhodri J. Harries was appointed Executive Vice-President, Chief Financial and Administrative Officer succeeding retiring Executive Vice-President, Chief Financial and Administrative Officer Laurence G. Sellyn. Prior to joining the Company, Mr. Harries was the Chief Financial Officer of Rio Tinto Alcan since 2014, where he previously held the position of Chief Commercial Officer from 2009 to 2013. Mr. Harries joined Alcan in Montreal in 2004 as Vice President and Corporate Treasurer and remained with the company following its acquisition by Rio Tinto in 2007. Prior to joining Alcan, Mr. Harries spent 15 years in North America, Asia and Europe with General Motors, where he held successive positions of increasing responsibility in corporate finance, treasury and business development.

Developments in Fiscal 2014

•
On November 20, 2013, Gildan’s Board of Directors approved a 20% increase in the amount of the quarterly dividend and declared a cash dividend of $0.108 per Common Share (on a pre-split basis, or $0.054 per Common Share on a post-split basis) payable at each quarter of fiscal 2014 to shareholders of record.

•
Effective November 1, 2013, Mr. Russ Hagey was appointed to the Company’s Board of Directors. Mr. Hagey is a Senior Partner and the Worldwide Chief Talent Officer of Bain & Company, Inc., one of the world’s leading management consulting firms.

•
The Company made significant progress on its yarn-spinning manufacturing initiative, which it began during fiscal 2013. The refurbishment and modernization of the yarn-spinning facilities in Clarkton, NC and Cedartown, GA was completed. Operations at its two new facilities in Salisbury, NC began in fiscal 2014. The Company also began construction of a new yarn-spinning facility in Mocksville, NC.

•
During fiscal 2014, the Company announced plans for further textile capacity expansion. The Company plans to construct a new textile facility, Rio Nance 6, which will be located at the Company’s Rio Nance complex in Honduras. Production at the new facility is expected to begin in the fourth quarter of 2016. The Company also announced plans to construct its first facility in Costa Rica, strategically located for duty-free, quota-free access to the Company’s major markets in the U.S. The facility will be located in the province of Guanacaste in north-western Costa Rica, close to the Company’s sewing plants in Nicaragua and accessible to ports on both the eastern and western coasts of the country. Under the Company’s current plan, the Costa Rica facility is not expected to be developed until after 2018.

•	During fiscal 2014, the Company completed the production ramp-up of its Rio Nance 1 facility, which was modernized and refurbished during fiscal 2013 to improve its cost efficiency.

•
On July 7, 2014, the Company acquired substantially all of the operating assets and assumed certain liabilities of Doris Inc. (“Doris”), a marketer and manufacturer of branded sheer hosiery, legwear and shapewear products to retailers in Canada and the United States, for cash consideration of $101.7 million, plus additional contingent payments of up to $9.4 million. The acquisition provided Gildan with an established sales organization and a platform for retail distribution in Canada. In addition, the acquisition further enhanced and expanded the Company’s consumer brand portfolio within its existing U.S. retail distribution network and further broadened the Company’s retail distribution network in the United States due to Doris’ strong presence in the food and drug channel.  The acquisition also represented a first step in building a ladies’ intimate apparel platform over time.

•
Effective October 1, 2014, the Company extended its worldwide license for the Mossy Oak® brand for activewear, underwear and socks, providing exclusive licensing rights to Gildan for a term of ten years. The previous initial license agreement was for a three-year term.

Developments in Fiscal 2013

•
On November 28, 2012, Gildan’s Board of Directors approved a 20% increase in the amount of the quarterly dividend and declared a cash dividend of $0.09 per Common Share (on a pre-split basis, or $0.045 per Common Share on a post-split basis) payable at each quarter of fiscal 2013 to shareholders of record.

•
During the third quarter of fiscal 2013, the Company began shipment of its first major Gildan® branded underwear program to a U.S. national mass-market retailer. Initial retailer sales of the Gildan® underwear products exceeded the Company’s expectations.

•	During fiscal 2013, the Company completed the production ramp-up of its Rio Nance 5 textile facility.

•
During fiscal 2013, the Company began to execute on its significant yarn-spinning manufacturing initiative in order to support its projected sales growth and planned capacity expansion and to continue to pursue its business model of investing in global vertically-integrated low-cost manufacturing technology. The Company acquired the remaining 50% interest in CanAm Yarns, LLC (“CanAm”), its jointly-controlled entity, for cash consideration of $11.1 million. The entity was subsequently renamed Gildan Yarns, LLC (“Gildan Yarns”). Gildan Yarns encompasses all of the Company’s yarn-spinning operations, which, in addition to the former CanAm facilities include an investment of close to $400 million to develop three new yarn-spinning facilities over the next three years.  These additional facilities are comprised of two facilities in Salisbury, NC and one facility in Mocksville, NC.

•
On June 21, 2013, the Company acquired substantially all of the assets and assumed certain liabilities of New Buffalo Shirt Factory Inc. (“New Buffalo”) and its operating affiliate in Honduras, for cash consideration of $5.8 million. New Buffalo operates as a screenprinter and apparel decorator for the Company’s global lifestyle and athletic brand customers and the acquisition is intended to complement and support the further development of the Company’s relationships with the major consumer brands which it supplies.

DESCRIPTION OF THE BUSINESS

Business Overview

Gildan is a leading manufacturer and marketer of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery, and shapewear. We market our products through two main distribution channels. We sell our products in printwear markets in the U.S. and Canada, as well as in Europe, Asia-Pacific and Latin America. Our other main channel of distribution is in retail markets in the U.S. and Canada, where our products are sold to a broad spectrum of retailers. We market our products under a diversified portfolio of Company-owned brands, including the Gildan®, Gold Toe®, Anvil® and Comfort Colors® brands and brand extensions, as well as the Secret®, Silks® and Therapy Plus™ brands. The Company also has the U.S. sock license for Under Armour®, and licenses for the Mossy Oak® and New Balance® brands. The Company also manufactures for select leading global athletic and lifestyle consumer brands.

We manufacture the vast majority of our products in vertically-integrated, large-scale manufacturing facilities which we own and operate. As a vertical manufacturer, employing over 42,000 employees worldwide, we control essentially all aspects of our production processes and operate with a strong commitment to industry-leading labour and environmental practices at all of our facilities. Our manufacturing operations are primarily located in Central America, the Caribbean Basin, the United States and Bangladesh, all of which are strategically positioned to efficiently service the quick replenishment needs of our customers.

Strategy and Objectives

Our growth strategy comprises the following four initiatives:

1. Continue to pursue additional printwear market penetration and opportunities

We intend to continue to leverage our vertical manufacturing platform, cost advantage and distributor reach to grow in all product categories of the North American printwear market, including basics and the faster growing fashion basics and sports performance categories, where our participation in these categories has not been as extensive as in the basics category. We are targeting further market penetration in printwear with brands well-positioned to compete in each product category and through new product introductions. In the basics category we market our products under the Gildan® brand, the leading brand in this category. In the fashion basics segment we market our products under the Anvil® brand featuring a more contemporary line of ring-spun products incorporating more fashion oriented styles. We also sell products under the Comfort Colors® brand featuring garment-dyed activewear products allowing us to achieve a worn-in and weathered look and a soft and comfortable feel. In the sports performance category, we market our products under our Gildan Performance® brand featuring moisture wicking and anti-microbial properties for long-lasting comfort and performance, as well as the licensed New Balance® brand. We are pursuing growth with new product introductions, including softer fabrics and blends, expanding our global product offering in performance garments, ladies styles, sport shirts and workwear.

We also intend to continue to expand our presence in international markets such as Europe, Asia-Pacific and Latin America, which currently represent less than 10% of our total consolidated net sales, through product extensions, expanded distribution and by leveraging our brands.

2. Continue penetration of retail market as a full-line supplier of branded family apparel

We continue to leverage our existing core competencies, successful business model and competitive strengths to grow our sales to North American retailers. As in the printwear channel, success factors in penetrating the retail channel include consistent quality, competitive pricing and fast and flexible replenishment, together with a commitment to sound practices in corporate social responsibility and environmental sustainability. Consumer brand recognition and appeal are also important factors in the retail market. We intend to leverage our current distribution with retailers, our manufacturing scale and expertise, and our ongoing marketing investment to support the further development of Company-owned and licensed brands to create additional sales growth opportunities in activewear, underwear, socks and sheer hosiery. Although we are primarily focused on further developing our Company-owned brands, we are also focused on building our relationships and growing our sales as a supply chain partner to a small number of select global athletic and lifestyle brands.

3. Continue to increase capacity to support our planned sales growth and generate manufacturing and distribution cost reductions

We plan to continue to increase capacity to support our planned sales growth. We are continuing to seek to optimize our cost structure by adding new low-cost capacity, investing in projects for cost-reduction and further vertical-integration, as well as for additional product quality enhancement. A more detailed description of the Company’s capacity expansion and cost reduction initiatives is contained under the heading “Manufacturing” in this Annual Information Form.

4. Pursue complementary acquisitions

In order to enhance our organic growth, we will continue to seek complementary strategic acquisition opportunities which meet our criteria.  We have developed criteria in evaluating acquisition opportunities around three main considerations: (1) strategic fit; (2) ease of integration; and (3) financial criteria, including return on investment thresholds, based on our risk-adjusted cost of capital.

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

Printwear segment
The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe, Asia-Pacific and Latin America. Through our Printwear segment, we sell mainly undecorated activewear products (“blanks”) primarily to wholesale distributors who sell our products to screenprinters and embroiderers, who in turn decorate the products with designs and logos and sell the imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues and retailers. Our activewear products are used in a variety of daily activities by individuals and have various applications, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity.

The following table summarizes the primary brands under which we market our products in the printwear channel:

Primary brands	Primary products
Gildan® Gildan Performance® Anvil® Comfort Colors® New Balance®(1)	Activewear: T-shirts, fleece, sport shirts
(1) Under license agreement for distribution rights in the U.S. and Canada.

Branded Apparel segment
The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets and distributes branded family apparel, which includes athletic, casual and dress socks, underwear, activewear, sheer hosiery, legwear and shapewear products which are sold to retailers in the United States and Canada. We market our products primarily under our Company-owned and licensed brands. Although the main focus of the Company’s growth strategy is the continued development of its Company-owned brands, the Company is also pursuing the opportunity to grow its sales as a supply chain partner to a small number of targeted global athletic and lifestyle brands, for which we manufacture and decorate products.

The following table summarizes the current retail distribution of various product categories under Company-owned and licensed brands:

Brand	Primary products	Retail distribution channels
Gildan®	Socks, underwear, activewear	Mass-market, regional department stores, craft channel, food and drug
Gildan Platinum™	Socks, underwear, activewear	Regional department stores, national chains
Smart Basics®	Socks, underwear, activewear	Dollar store channel, food and drug
Gold Toe®	Socks, activewear	Department stores, national chains, price clubs
G®	Socks, underwear, activewear	Department stores, national chains
PowerSox®	Athletic socks	Sports specialty, national chains, department stores
GT a Gold Toe brand™	Socks	Mass-market
Silver Toe®	Socks	National chains
Signature Gold by Goldtoe™	Socks	Mass-market
All Pro®	Athletic socks	Mass-market
Under Armour® (1)	Athletic socks	Sports specialty, department stores
Mossy Oak® (2)	Socks, activewear, underwear, loungewear, thermals, fleece	Sports specialty, national chains, mass-market, price clubs, dollar store channel, department stores
Secret® *	Sheer/pantyhose, tights/leggings, shapewear, underwear, intimate accessories, socks	Mass-market, department stores, food and drug
Silks® *	Sheer/pantyhose, tights/leggings	Department stores, national chains, price clubs
Therapy Plus™	Legwear, foot solutions/socks	Mass-market, department stores, food and drug
Kushyfoot® *	Legwear, foot solutions/socks	Food and drug
Secret Silky™	Sheer/pantyhose	Food and drug
(1) Under license agreement for socks only – with exclusive distribution rights in the U.S.
(2) Under license agreement – with worldwide distribution rights and exclusivity for certain product categories.
* Secret® and Silks® are registered trademarks in Canada only. Kushyfoot® is a registered trademark in the U.S. only.

Competitive Environment

The markets for our products are highly competitive and are served by domestic and international manufacturers or suppliers. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated, and strategically-located manufacturing hubs. Our capital investments in manufacturing allow us to operate efficiently and reduce costs, offer competitive pricing, maintain consistent product quality, and a reliable supply chain, which efficiently services replenishment programs with short production/delivery cycle times. Continued investment and innovations in our manufacturing processes have also allowed us to deliver enhanced product features, further improving the value proposition of our product offering to our customers. Consumer brand recognition and appeal are also important factors in the retail market. The Company is focused on further developing its brands and is continuing to make significant investments in advertising to support the Gildan® and Gold Toe® brands. Our commitment to leading environmental and social responsibility practices is also an area of investment for the Company and an increasingly important factor for our customers.

Printwear segment
Our primary competitors in North America include major apparel manufacturers such as Fruit of the Loom, Inc. (“Fruit of the Loom”) and Russell Corporation (“Russell”), both subsidiaries of Berkshire Hathaway Inc. (“Berkshire”), as well as Hanesbrands Inc. (“Hanesbrands”). We also compete with smaller U.S.-based competitors, including Alstyle Apparel, a division of Ennis Corp., Delta Apparel Inc., American Apparel, Inc., Color Image Apparel, Inc., Next Level Apparel, Bella + Canvas, as well as Central American and Mexican manufacturers. In addition, we compete with private label brands sold by some of our customers. Competitors in the European printwear market include Fruit of the Loom and Russell, as well as competitors that do not have integrated manufacturing operations and source products from suppliers in Asia.

Branded Apparel segment
In the retail channel, we compete primarily with Hanesbrands, Berkshire subsidiaries, Fruit of the Loom, Russell and Garan Incorporated, as well as Renfro Corporation, Jockey International, Inc., Kayser Roth Corporation, and Spanx, Inc. In addition, we compete with brands of well-established U.S. fashion apparel and sportswear companies, as well as private label brands sold by our customers that source products for these brands primarily from Asian manufacturers.

Our Operations

Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. Our vertically-integrated manufacturing operations include capital-intensive yarn-spinning, textile, sock, and sheer hosiery manufacturing facilities, as well as labour-intensive sewing plants. At our yarn-spinning facilities, we convert cotton and other fibres into yarn. In our textile plants, we convert yarn into dyed and cut fabric, which is subsequently assembled into activewear and underwear garments at sewing facilities which we operate in owned or leased premises. In our integrated sock manufacturing facilities, we convert yarn into finished socks. The majority of our sock production does not require sewing as the equipment used in our facilities knit the entire sock with a seamless toe closing operation. Our manufacturing facility for sheer hosiery includes knitting, dyeing, and packaging capabilities.

Our textile, sock, and sewing operations are primarily based in our largest manufacturing hub in Central America and a second large hub in the Caribbean Basin which are strategically located to efficiently service the quick replenishment requirements of our markets. In Central America, at our Rio Nance complex in Honduras, we operate three large-scale vertically-integrated textile facilities, with an additional facility that is being developed in 2016, and two sock manufacturing facilities. We also operate an additional textile facility in Honduras, which we integrated as part of the acquisition of Anvil Holdings, Inc. (“Anvil”) in fiscal 2012. Our sewing facilities in Central America are located in Honduras and Nicaragua, mainly in leased premises. In our Caribbean Basin manufacturing hub we operate a large-scale vertically-integrated textile facility and three sewing facilities. In addition, we own a vertically-integrated manufacturing facility in Bangladesh for the production of activewear, which mainly serves our international markets. We also have a small garment dyeing facility in the U.S. as a result of the acquisition of Comfort Colors. Our sheer hosiery manufacturing is located in a facility in Canada. Yarn used to manufacture our products is produced in our own yarn-spinning operations in the U.S., and we also source yarn from third-party U.S. yarn suppliers with whom we have supply agreements. A small portion of our yarn requirements is sourced outside of the U.S. We also have screenprinting and decorating capabilities in Central America to support our sales to leading global athletic and lifestyle consumer brands. While we internally produce the majority of the products we sell, we also have sourcing capabilities to complement our large scale, vertically-integrated manufacturing.

The following table provides a summary of our primary manufacturing operations by geographic area:

	Canada	United States	Central America	Caribbean Basin	Asia
Yarn-spinning facilities		▪Clarkton, NC ▪Cedartown, GA ▪Salisbury, NC – (2 facilities) ▪Mocksville, NC
Textile facilities			▪Honduras (4 facilities) -Rio Nance 1 -Rio Nance 2 -Rio Nance 5 -Anvil Knitwear Honduras	▪Dominican Republic (1 facility)	▪Bangladesh (1 facility)
Garment dyeing facility		▪New Bedford, MA
Sewing facilities(1)			▪Honduras (4 facilities) ▪Nicaragua (3 facilities)	▪Dominican Republic – (3 facilities)	▪Bangladesh
Sock / Sheer manufacturing facilities	▪Montreal, QC		▪Honduras -Rio Nance 3 -Rio Nance 4
(1) We also use the services of third-party sewing contractors, primarily in Haiti, to support textile production from the Dominican Republic.

Yarn-spinning capacity expansion
During 2013, we began to execute a significant yarn-spinning manufacturing initiative in order to support our projected sales growth and planned capacity expansion, and to continue to pursue our business model of investing in global vertically-integrated low-cost manufacturing technology and in product technology, which we believe will provide consistent and superior product quality. We operate two yarn-spinning facilities located in Clarkton, NC and Cedartown, GA, producing primarily open-end yarn, which were refurbished and modernized during 2014. During 2014, we also developed two new yarn-spinning facilities in Salisbury, NC. The first yarn-spinning facility in Salisbury, NC, which produces ring-spun yarn, was ramped up by the end of 2014. The second yarn-spinning facility in Salisbury, NC, which is producing open-end yarn, began commercial operations during the fourth calendar quarter of 2014 and was essentially ramped-up by the end of 2015. We also developed a new yarn-spinning facility in Mocksville, NC for the production of ring-spun yarn, which began operations at the end of the second calendar quarter of 2015 and is expected to be fully ramped-up during 2016.

Textile manufacturing expansion
In addition to our current manufacturing base, we are also developing plans for further textile capacity expansion in order to support growth in the markets in which we compete. As previously announced, we plan to construct a new textile facility, Rio Nance 6, which will be located at our Rio Nance complex in Honduras. Rio Nance 6 is now expected to be a larger facility with higher textile capacity than originally planned, in order to support growth in the North American printwear and retail markets. The expanded capacity from Rio Nance 6 is projected to support capacity requirements until textile capacity is developed in Costa Rica, where we have purchased land in the province of Guanacaste in north-western Costa Rica. In light of the enlarged capacity plans for Rio Nance 6, the planned textile facility in Costa Rica is not expected to be developed until after 2018.

Sales, Marketing and Distribution

Our sales and marketing offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting and production planning, as well as inventory control and logistics for each of their respective operating segments. We service the printwear and retail markets primarily out of our distribution centres in the U.S. and a distribution centre in Honduras.

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

Branded Apparel segment
Our primary sales and marketing office for our Branded Apparel segment is located in Charleston, SC at the same location as our primary distribution centre servicing our retail customers. In addition, we service retail customers from smaller distribution centres in North Carolina, South Carolina and Canada. We also operate retail stores located in outlet malls throughout the United States.

Customers

We sell our products to customers requiring an efficient supply chain and consistent product quality for high-volume quick replenishment programs in the North American and international printwear markets and we are becoming a growing supplier to U.S. retailers. In our printwear markets we sell our products in over 35 countries across North America, Europe and the Asia-Pacific region, and Latin America, primarily to wholesale distributors and to a lesser extent to large screenprinters. Our products in the U.S. retail market are sold to a broad spectrum of retailers, including mass-market retailers, department stores, national and regional chains, sports specialty stores and price clubs. For the fifteen-month fiscal 2015 period, our sales totalled $2,959.2 million, of which $1,794.7 million were derived from our Printwear customers and $1,164.5 million from Branded Apparel customers. In fiscal 2015, we sold our products in the United States, Canada and Europe and other international markets, which accounted for 87.4%, 4.6% and 8.0% of total sales, respectively. For a breakdown of our total sales by geographic market for each of the last two financial years, reference is made to note 25 to the 2015 Financial Statements, which note is incorporated herein by reference.

Our total customer base is composed of a relatively small number of significant customers. In fiscal 2015, our largest customer accounted for 15.7% of our total sales, and our top ten customers accounted for 56.1% of our total sales in the retail and screenprint channels. Although we have long-term ongoing relationships with many of our customers, our contracts with our customers do not require them to purchase a minimum quantity of our products. Instead, we assess their projected requirements and then plan our production and marketing strategy accordingly.

Raw Materials

Cotton and polyester fibres are the main raw materials used in the manufacturing of our products. Cotton is used in the manufacturing of both 100% cotton yarns and blended yarns, while polyester is used in the manufacturing of both blended yarns and 100% polyester yarns. The cotton fibers used in the manufacturing of yarn in our internal yarn spinning facilities are typically purchased directly from cotton merchants for future delivery at pre-determined prices under contracts as deemed appropriate by management. Similarly, for the majority of the polyester fibers, pricing is negotiated directly with suppliers on an annual basis subject to the price variability of certain polyester components.

During fiscal 2015, most of our yarn requirements for the production of our product-lines were met by our own yarn-spinning facilities in Cedartown, GA, Clarkton, NC, Salisbury, NC and Mocksville, NC and our long-term supply agreements with third-party suppliers. Please refer to the discussion of our yarn-spinning capacity expansion under the “Yarn-spinning capacity expansion” heading in this Annual Information Form for further information about the Company’s initiatives and investments in yarn-spinning. The yarn requirements for our Bangladesh operations are supplied by local and regional spinners. We expect that most of our yarn requirements will continue to be met by these sources.

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

Biomass, derived both from dedicated plantations and agricultural waste, is sourced from private third-party suppliers, and now provides a major portion of the energy for our operations in both the Dominican Republic and Honduras. We anticipate that our biomass consumption needs will increase progressively over the next few years. We have been operating a biomass steam generation system in the Dominican Republic since 2010, which has contributed to the reduction of the energy costs associated with our textile production in the Dominican Republic. Similarly, we began operating a biomass steam generation facility in Honduras during 2010 and are currently operating three such facilities at the Rio Nance complex in Honduras to support both of our sock manufacturing facilities as well as the majority of the steam requirements for our textile operations. The Company is planning to increase the proportion of steam generated by biomass by further expanding its biomass facilities.

We also purchase chemicals, dyestuffs and trims through a variety of suppliers. These products have historically been available in sufficient supply.

Management Information Systems

Our Enterprise Resource Planning (“ERP”) system supports the majority of our operations in the areas of finance, manufacturing and customer service. This system is centralized and is accessed from all of our locations through secure networks. Our ERP system is linked to servers supporting both local processes and specialized applications, including payroll and distribution. Due to our increasing dependence on the availability of our computer systems to support our operations, we plan to continue, in fiscal 2016, to implement initiatives to enhance our information technology (“IT”) processes and infrastructure based on the Information Technology Infrastructure Library, a framework of “best practices” approaches intended to facilitate the delivery of high-quality IT services.

The Gildan JD Edwards ERP World system has been in place since 1999. In fiscal 2010, we initiated a process to upgrade to the current release, Enterprise One. The upgrade will facilitate the strategic objective of improving and modernizing system functionality and business agility. We implemented the first phase of the upgrade in fiscal 2012 and we are currently undertaking the subsequent phase.

Seasonality and Other Factors Affecting the Variability of Results and Financial Condition

Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Historically, consolidated net sales have been lowest in the last calendar quarter and highest in the second and third quarters of the calendar year, reflecting the seasonality of our operating segments’ net sales. For our Printwear segment, demand for T-shirts is lowest in the fourth calendar quarter, and highest in the second calendar quarter of the year when distributors purchase inventory for the peak summer selling season. Demand for fleece is typically highest, in advance of the fall and winter seasons, in the second and third calendar quarters of the year. For our Branded Apparel segment, sales are higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season.

Historically, the seasonal sales trends of our business have resulted in fluctuations in our inventory levels throughout the year, in particular a build-up of T-shirt inventory levels in the fourth and first calendar quarters of the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts in advance of delivery and derivative financial instruments to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs, and trims.

Business acquisitions may affect the comparability of results. As noted in the table under “Summary of quarterly results”, the quarterly financial data reflects the acquisition of Comfort Colors effective March 2, 2015 and the acquisition of Doris effective July 7, 2014. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. The effect of asset write-downs, including provisions for bad debts and slow moving inventories, can also affect the variability of our results. Subsection 5.5.4 entitled “Restructuring and acquisition-related costs” in our 2015 Annual MD&A contains a discussion of costs related to the Company’s restructuring activities and business acquisitions.

Our reported amounts for net sales, SG&A expenses and financial expenses/income are impacted by fluctuations in the U.S. dollar versus certain other currencies as described in the “Financial risk management” section of our 2015 Annual MD&A. The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

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

In 2012, the United States implemented free trade agreements with South Korea, Colombia and Panama. In 2015, the United States concluded free trade negotiations with a group of countries under the umbrella of the Trans-Pacific Partnership (“TPP”). Countries participating in the TPP at this time are Australia, Brunei, Canada, Chile, Mexico, Malaysia, New Zealand, Peru, Singapore, Japan and Vietnam. While the agreement must still be ratified and implemented by each of these countries, future entry into force of this new regional free trade agreement or any other new free trade agreements, may negatively affect our competitive position in the United States and other countries where we sell products.

In November 2013, the governments of Canada and Honduras formally signed a free trade agreement between the two countries which came into force on October 1, 2014. This agreement enables qualifying textiles and apparel from Honduras to benefit from duty-free access into the Canadian market.  Canada also affords preferential tariff treatment to certain qualifying apparel articles from least developed countries, including Haiti, Cambodia and Bangladesh.

Imports into the Mexican market may qualify for trade preferences from various free trade agreements such as the Mexico-Costa Rica Free Trade Agreement, and the Mexico-Northern Triangle Regional Trade Agreement, which includes El Salvador, Guatemala, Nicaragua and Honduras as member countries.

The European Union has preferential trade agreements with other European countries and with countries outside of Europe. For example, the European Union maintains a Generalized System of Preferences (“GSP”) and the Everything But Arms programs. These programs allow duty-free entry into the European Union of qualifying articles, including apparel, from developing countries such as Honduras and Nicaragua, and least developed countries, including Haiti and Bangladesh. The new provisions will further enhance duty-free access to the European Union of qualifying apparel articles, including, potentially, apparel articles from Pakistan, which could negatively impact our competitive position in the European Union. The European Union also reinstated the GSP preference to Myanmar/Burma in 2013.

The European Union and the Central American countries of Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama signed in 2012 a comprehensive association agreement (the “Association Agreement”) which includes a trade component allowing duty-free entry into the European Union of qualifying apparel articles. The Association Agreement supersedes the eligibility for the GSP trade preference of the signatory Central American countries. The European Union has reached similar agreements with Colombia and Peru. Other European Union trade agreements and preference programs are already in effect with Turkey, Mexico and several Caribbean states.

Imports into the Colombian market are entitled to trade preference benefits under the Colombia-Northern Triangle Regional Trade Agreement, which includes El Salvador, Guatemala and Honduras as member countries.

In 2011, the People’s Republic of China extended duty-free and quota-free trade benefits to Bangladesh under the Asia-Pacific Trade Agreement to include certain chief-weight cotton apparel articles made in Bangladesh.

Exports of wholly originating goods from Bangladesh into the commerce of Japan are also eligible for the duty-free trade preference entitlement under Japan’s Generalized System of Preferences scheme.

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

Textile and apparel articles are generally not subject to specific export restrictions or licensing requirements in the countries where we manufacture and distribute goods.  However, the creation of export licensing requirements, imposition of restrictions on export quantities or specification of minimum export pricing and/or export prices or duties could potentially have an adverse impact on our business.  In addition, unilateral and multilateral sanctions and restrictions on dealings with certain countries and persons which are unpredictable, continue to emerge and evolve in response to international economic and political events, and could impact our trading relationships with vendors or customers.

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

In Canada, we are subject to similar laws and regulations, the most significant of which are the Hazardous Products Act and the Canada Consumer Product Safety Act, which applies to manufacturers, importers, distributors, advertisers, and retailers of consumer products.

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

Intellectual Property

We own several registered trademarks including, among others, the Gildan®, Gildan Performance®, Gildan Softstyle®, Smart Basics® and Gildan Smart Basics® trademarks in Canada, the United States and in the European Union as well as in many countries in Central America, South America and the Asia-Pacific region. Applications for the registration of several other trademarks which are part of the Gildan brand family, such as Aqua Defense™, Part of Your Life™, Every thread counts™ and Gildan Platinum™ trademarks, are also pending or have been accepted during fiscal 2015 in several countries.

As a result of the acquisition of Comfort Colors in fiscal 2015, we own the Comfort Colors® trademark in the United States and in the European Union and have trademark applications pending for the registration of Comfort Colors™ in Canada. We also have trademark applications pending for the registration of Colors Inspired by Nature™ in several countries.

Pursuant to the acquisition of Doris in fiscal 2014, we also own the Secret® and Silks® trademarks in Canada. Applications for the registration of several other trademarks which are part of the Doris brand family, such as Better U by Shatobu™, Dream Soles™, Secret Silky™, Kushyfoot™ and TherapyPlus™ are also pending or succeeded to registration during fiscal 2015 in several countries.

Moreover, with the acquisition in fiscal 2011 of Gold Toe Moretz Holdings Corp. (“Gold Toe”), we also own the Gold Toe brand family, which includes the iconic Gold Toe® trademark, as well as the Silver Toe®, PowerSox®, All Pro®,  Soleution® and G® trademarks, and we have further expanded registration of these marks internationally. Applications for the registration of The Best Socks On Two Feet™, AquaFx™, Freshcare™, Gold Toe Premier™, GT a Gold Toe Brand™ and Signature Gold by Goldtoe™ trademarks are also pending in several countries. Standard of Quality™ is also registered in the United States and pending registration in Canada.

In addition, with the acquisition of Anvil in fiscal 2012, we also own Anvil's portfolio of trademarks for high-quality basic t-shirts and sport shirts including Anvil®, Anvil's eco collection (Anvil Organic®, Anvil Recycled®, and Anvil Sustainable®) as well as a number of other registered trademarks. In addition, Shirt Scan® and Track My T® trademarks (and copyright) pertain to computer and mobile applications which provide information on clothing manufacturing. We have, and intend to continue to maintain our trademarks and the relevant registrations, and will actively pursue the registration of trademarks in Canada, the United States and abroad.

In addition, we have an exclusive license for Under Armour® branded socks in the U.S. (with potential international expansion), as well as an exclusive worldwide license for Mossy Oak® brands in relation to multiple apparel products. We also own a license for New Balance® branded basic, performance and fleece apparel in the U.S. and Canada for the printwear industry.

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

Effective September 21, 2015, Gildan was included in the Dow Jones Sustainability World Index (“DJSI World”) for a third consecutive year and currently is the only North American company to be named to DJSI World under the Textiles, Apparel and Luxury Goods sector. The Dow Jones Sustainability Indices (“DJSI”) track the financial performance of the leading sustainability-driven companies worldwide. These indices serve as benchmarks for investors who integrate sustainability considerations into their investment philosophy. The annual DJSI review is based on a thorough analysis of corporate economic, environmental and social performance carried out by RobecoSAM, an investment specialist focused exclusively on sustainability investing. The analysis covers issues such as supply chain standards and labour practices, environmental policy/management systems, corporate governance and risk management.

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

We have implemented internal and external monitoring programs that allow us to verify compliance not only with local labour laws, but with internationally-recognized labour standards as well. Our social compliance monitoring is composed of both external third-party audits and internal monitoring audits. Independent third-

party monitors also regularly audit our plants, both on an announced and unannounced basis. During fiscal 2015, a total of 337 audits were performed in our facilities and in the facilities of our third-party contractors. 40% of these audits were carried out by external auditors, 82% of which were mandated by our customers.

In November 2003, we joined the FLA as a “Participating Company”. The FLA is internationally recognized and respected as a non-profit organization whose goal is to promote adherence to international labour standards and to improve working conditions for employees worldwide. Our labour compliance program has been accredited by the FLA since fiscal 2007.

All of our sewing facilities, including our vertically integrated textile and sewing facility in Bangladesh, as well as our contractors’ facilities in Haiti, have been certified or are in the process of being certified by WRAP, an independent, non-profit organization dedicated to the promotion and certification of lawful, humane and ethical manufacturing throughout the world. WRAP, through independent third-party verification, certifies facilities that comply with its Code of Conduct. All of our third-party sewing contractors are contractually required to follow prescribed employment policies as well as our Code of Conduct.

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

We are subject to various federal, state and local environmental and occupational health and safety laws and regulations in the different jurisdictions in which we operate, concerning, among other things, wastewater discharges, air emissions, storm water flows, and solid waste disposal. Our manufacturing plants generate small quantities of hazardous waste, which are recycled, repurposed or disposed of by licensed waste management companies. Through our Corporate Environmental Policy, Environmental Code of Practice and Environmental Management System, we seek not only to comply with applicable laws and regulations, but also to reduce our environmental footprint through waste prevention, recovery and treatment. Although we believe that we are currently in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located, the extent of our liability, if any, for past failures to comply with laws, regulations and permits applicable to our operations cannot be reasonably determined. During fiscal 2013, Gildan was notified that a Gold Toe subsidiary has been identified as one of numerous “potentially responsible parties” at a certain waste disposal site undergoing an investigation by the Pennsylvania Department of Environmental Protection under the Pennsylvania Hazardous Sites Cleanup Act and the Solid Waste Management Act. As a result of activities alleged to have occurred during the 1980’s, Gildan could be liable to contribute to the costs of any investigation or cleanup action which the site may require, although to date we have insufficient information from the authorities as to the potential costs of the investigation and cleanup to reasonably estimate Gildan’s share of liability for any such costs, if any.

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

Risk Factors

Please see the “Critical Accounting Estimates and Judgments”, “Financial Risk Management” and the “Risks and Uncertainties” sections of our 2015 Annual MD&A beginning on page 36, page 31 and page 41, respectively, which are incorporated herein by reference.

Employees

Gildan employs over 42,000 employees worldwide. The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. Some of our employees are members of labour organizations and, since 2012, we are a party to collective bargaining agreements at four of our sewing facilities in Central America.

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

For each of the three most recently completed financial years, the Company declared and paid dividends on its Common Shares as follows:

Date of Dividend Declaration	Amount of Dividend per Common Share
November 28, 2012	$0.045(1)
February 6, 2013	$0.045(1)
May 1, 2013	$0.045(1)
July 31, 2013	$0.045(1)
November 20, 2013	$0.054(1)
February 10, 2014	$0.054(1)
May 1, 2014	$0.054(1)
July 30, 2014	$0.054(1)
December 3, 2014	$0.065(1)
February 4, 2015	$0.065(1)
February 4, 2015	One Common Share, with the same effect as a two-for-one stock-split
May 13, 2015	$0.065
July 30, 2015	$0.065
November 11, 2015	$0.065
February 23, 2016	$0.078
(1) Post-split adjusted.

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

Rank

The First Preferred shares rank senior to the Second Preferred shares and to the Common Shares with respect to the payment of dividends, return of capital and the distribution of assets in the event of the liquidation, dissolution or winding-up of Gildan. The First Preferred shares in each series rank equally with the First Preferred shares of any other series.

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

MARKET FOR SECURITIES

The Common Shares are listed on the NYSE and the TSX under the symbol “GIL”. The Class A Subordinate Voting shares (now the Common Shares), which were issued at an offering price of $0.44 (Cdn$0.64), on a post-split basis, began trading on the TSX, the Montreal Exchange (the “ME”) and the American Stock Exchange (“AMEX”) on June 17, 1998. Prior to that date, there was no public market for the Class A Subordinate Voting shares. We delisted such shares from AMEX on August 31, 1999. On September 1, 1999, the Class A Subordinate Voting shares (now the Common Shares) commenced trading on the NYSE. As a result of a restructuring of Canada’s stock exchanges, which took effect on December 7, 1999, we are no longer listed on the ME.

The table below shows the monthly price range per Common Share and the trading volume of the Common Shares for the fiscal year ended January 3, 2016 on the TSX (in Cdn$) and on the NYSE (in US$).

COMMON SHARES
Toronto Stock Exchange (TSX)(1)				New York Stock Exchange (NYSE)(2)
Month	High	Low	Trading Volume	Month	High	Low	Trading Volume
October 2014	34.31	29.37	17,889,322	October 2014	30.38	26.31	2,700,126
November 2014	34.31	32.01	13,357,648	November 2014	30.29	28.51	1,258,112
December 2014	33.98	28.45	29,934,940	December 2014	29.75	24.99	3,998,686
January 2015	37.80	31.38	13,894,598	January 2015	29.76	26.60	1,949,812
February 2015	38.44	35.28	16,127,872	February 2015	30.74	28.39	1,792,086
March 2015	38.57	36.84	13,053,006	March 2015	30.79	28.92	1,707,617
April 2015	40.25	37.40	10,204,532	April 2015	32.23	29.56	1,720,479
May 2015	40.00	36.56	10,496,912	May 2015	32.91	30.66	1,799,624
June 2015	42.06	39.31	9,771,804	June 2015	34.06	31.39	1,650,187
July 2015	45.73	41.35	11,204,895	July 2015	35.15	32.05	1,691,062
August 2015	43.86	36.81	10,930,168	August 2015	33.41	27.86	2,542,596
September 2015	41.36	39.35	12,859,520	September 2015	31.60	29.53	3,279,713
October 2015	40.82	35.35	21,055,051	October 2015	31.45	26.73	4,450,583
November 2015	41.83	35.09	13,293,186	November 2015	31.27	26.87	3,298,764
December 2015	42.44	39.23	11,986,410	December 2015	31.61	28.23	3,036,825
(1) The trading volumes do not reflect any trades done on alternative trading systems and only represent approximately 64% of all trades executed in Canada.
(2) The trading volumes do not reflect any trades done on alternative trading systems and only represent approximately 23% of all trades executed in United States.

DIRECTORS AND OFFICERS

Listed below is certain information about the current directors of Gildan. The directors have served in their respective capacities since their election and/or appointment and will continue to serve until the next annual meeting of shareholders or until a successor is duly elected.

Name and Municipality of Residence	Principal Occupation	Director Since
Glenn J. Chamandy Westmount, Québec, Canada	President and Chief Executive Officer of the Company	May 1984
William D. Anderson(4) Toronto, Ontario, Canada	Corporate Director	May 2006
Donald C. Berg(1)(2) Prosper, Kentucky, United States	Corporate Director and Chief Executive Officer of The Comfy Cow Inc. (specialty ice-cream retailer)	February 2015
Russell Goodman(1)(3) Mont Tremblant, Québec, Canada	Corporate Director	December 2010
Russ Hagey(1)(3) San Francisco, California, United States	Senior Partner and Worldwide Chief Talent Officer of Bain & Company, Inc. (management consulting)	November 2013
George Heller(2)(3) Toronto, Ontario, Canada	Corporate Director	December 2009
Anne Martin-Vachon(2)(3) St. Pete Beach, Florida, United States	Corporate Director	February 2015
Sheila O’Brien (1)(3) Calgary, Alberta, Canada	Corporate Director and business advisor President of Belvedere 1 Investments Ltd. (private investment company)	June 2005
Gonzalo F. Valdes-Fauli(1)(2) Key Biscayne, Florida, United States	Corporate Director Chairman of BroadSpan Capital LLC (investment banking firm)	October 2004
(1)	Member of the Audit and Finance Committee.
(2)	Member of the Corporate Governance and Social Responsibility Committee.
(3)	Member of the Compensation and Human Resources Committee.
(4)	Chairman of the Board.

Listed below is certain information about the executive officers of Gildan in office as of the date hereof.

Name and Municipality of Residence	Position Held Within the Company and Principal Occupation
Glenn J. Chamandy(1) Westmount, Québec, Canada	President, Chief Executive Officer and Director
Rhodri J. Harries(1) Westmount, Québec, Canada	Executive Vice-President, Chief Financial and Administrative Officer
Michael R. Hoffman St. James, Barbados	President, Printwear
Benito A. Masi Panama City, Panama	Executive Vice-President, Manufacturing
Eric R. Lehman Charleston, South Carolina, United States	President, Branded Apparel
(1) Officer of the Company.

Glenn J. Chamandy is one of the founders of the Company and has devoted his entire career to building Gildan into an industry leader. Mr. Chamandy has been involved in various textile and apparel businesses for over thirty years. Prior to his appointment as President and Chief Executive Officer in August 2004, the position which he holds to this day, he served as a Co-Chief Executive Officer and Chief Operating Officer of Gildan.

William D. Anderson has had a career as a business leader in Canada spanning over thirty years. Mr. Anderson joined the Bell Canada organization in 1992, where, from 1998 to 2001, he served as Chief Financial Officer of BCE Inc., Canada’s largest telecommunications company. From 2001 to 2005, Mr. Anderson served as President of BCE Ventures, the strategic investment unit of BCE Inc. and, from 2001 to 2007, he was the Chairman and Chief Executive Officer of Bell Canada International Inc., a subsidiary of BCE Inc. formed to invest in telecommunications operations outside Canada.  Prior to joining the Bell Canada organization, Mr. Anderson was in public practice for nearly twenty years with the accounting firm KPMG LLP, where he was a partner for eleven years. Mr. Anderson also serves on the Board of Directors of TransAlta Corporation, a power generation and energy marketing firm, where he is a member of the Human Resources Committee and the Governance and Environment Committee. He also serves on the Board of Directors of Sun Life Financial Inc., an international financial services organization, where he is also the Chairman of the Audit and Conduct Review Committee as well as a member of the Risk Review Committee. Mr. Anderson was educated at the University of Western Ontario and is a Fellow of the Institute of Chartered Accountants of Ontario and a Fellow of the Institute of Corporate Directors.

Donald C. Berg is Chief Executive Officer at The Comfy Cow Inc., a privately held Louisville, Kentucky-based purveyor of specialty gourmet ice cream through its chain of retail shops as well as in fine grocery stores in the Midwest. Mr. Berg retired in April 2014 as Executive Vice President, Chief Financial Officer at Brown-Forman Corporation, a U.S. based producer and marketer of fine quality beverage alcohol brands and one of the largest companies in the global wine and spirits industry. Mr. Berg’s career at Brown-Forman Corporation spanned over 25 years, where he held various executive positions including as President of its Advancing Markets Group, President of Brown-Forman Spirits Americas, the company’s largest operating group, head of its corporate development and strategy functions and director of its mergers and acquisitions group. Prior to joining Brown-Forman, Mr. Berg has had a wide variety of finance, sales and marketing roles with respected national and international firms after beginning his career as a certified public accountant with Ernst & Whinney. Mr. Berg is also a member of the Board of Directors of Meredith Corporation, a publicly-held media and marketing company, where he is also a member of the Audit Committee and Finance Committee. He holds a Master of Business Administration from the Wharton School of Business and earned his Bachelor of Arts degree in accounting and business administration from Augustana College in Illinois.

Russell Goodman has had a career in business for over 35 years. Since 2010, Mr. Goodman has been corporate director and business advisor.  He is presently a member of the Board of Directors and Audit Committee of Metro Inc., a leader in the grocery and pharmacy sectors in Canada. He is a member of the Board of Directors, Chairman of the Audit Committee and member of the Human Resources Committee of Whistler Blackcomb Holdings Inc., North America's largest mountain resort. He is also a member of the Board of Directors and Chairman of the Audit Committee of Northland Power Inc., a leading independent power producer. From 1998 to June 2011, Mr. Goodman was a senior partner of PricewaterhouseCoopers LLP, where he was a member of the Americas’ and Canadian Leadership teams. During that period, he served as Managing Partner of Project Finance and Privatization for the Americas, Global Leader for Transportation Services, Managing Partner of the Montréal office and Canadian Managing Partner of the Private Equity and Transactions businesses. In the not-for-profit sector, Mr. Goodman serves on a number of boards, including the Pointe-à-Callière Museum Foundation, where he is Chairman of the Board. He previously served as President of the Canadian Club of Montréal. He is a Fellow of the Order of Chartered Professional Accountants of Quebec and is certified by the Institute of Corporate Directors.  Mr. Goodman was educated at McGill University.

Russ Hagey is a Senior Partner and the Worldwide Chief Talent Officer of Bain & Company, Inc., one of the world’s leading management consulting firms. He joined the firm in 1982 and has worked in its San Francisco, Los Angeles, Zurich, and Amsterdam offices. As Chief Talent Officer, Mr. Hagey oversees Bain’s recruiting, professional development, training, and human resources functions for nearly 6,500 global professionals and staff across 53 offices in 34 countries. He also has client leadership responsibilities in the areas of consumer products and health-care services. Mr. Hagey holds a Master of Business Administration from the Stanford Graduate School of Business and earned his Bachelor of Arts in economics from the University of California at Los Angeles. He also serves on a number of community and not-for-profit boards.

George Heller has had a career as a business leader in the retail sector that spans over forty years. From 1999 to 2006, Mr. Heller served as President and Chief Executive Officer of the Hudson’s Bay Company, Canada’s largest diversified general merchandise retailer, operating more than 600 retail outlets in Canada under four banners: the Bay, Zellers, Home Outfitters and Fields. Prior to that, Mr. Heller was President and Chief Executive Officer of Zellers, the mass merchandise retailer of the Hudson’s Bay Company and a leading Canadian mass merchandise department store. Mr. Heller has also held a number of other key positions in the retail industry, including as President and Chief Executive Officer of Kmart Canada, discount department stores, President, North America & Europe of Bata Industries Ltd., international footwear manufacturer, and Executive Vice-President of Woodwards Department Stores, a department store chain. Mr. Heller also served as President and Chief Executive Officer of the Victoria Commonwealth Games and was the President of the Commonwealth Games of Canada Foundation, a fundraising organization for amateur athletes, and was a member of its Board of Directors. Mr. Heller also serves on the Board of the Asia Pacific Foundation of Canada, a not-for-profit think-tank on Canada’s relations with Asia, where he is Chair of the Investment Committee. Mr. Heller has acted since 2008 as Honorary Consul General of Thailand and as Honorary Trade Advisor to the Government of Thailand since 2000. Mr. Heller has received Honorary Doctorates from Ryerson University and the University of Victoria.

Anne Martin-Vachon is currently a consultant in the beauty and cosmetics industry, with a focus on strategy, brand management and expanding international markets. Prior to this, Ms. Martin-Vachon was Chief Merchandising, Planning and Programming Officer at HSN, Inc., a leading interactive multi-channel entertainment and lifestyle retailer that operates two business segments, HSN and Cornerstone. Before joining HSN, Ms. Martin-Vachon held various executive positions in the consumer packaged goods and retail industry, including as Chief Marketing Officer at Nordstrom, Inc., a leading fashion specialty retailer operating 293 stores in 38 U.S. states, Chief Executive Officer at Lise Watier Cosmétiques, Inc., a Canadian-based beauty and skincare company, and Chief Marketing Officer at Bath & Body Works, LLC, which operates retail stores for personal care products.  Ms. Martin-Vachon began her career at The Procter & Gamble Company where she spent more than twenty years in a variety of leadership positions across the company’s portfolio of beauty, personal care and household brands. She is on the Board of Governors of Cosmetic Executive Women, a beauty industry organization. Ms. Martin-Vachon holds a Master of Business Administration from McGill University and earned her Bachelor of Arts degree in business administration at the University of Québec in Trois-Rivières.

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

Gonzalo F. Valdes-Fauli is Chairman of the Board of BroadSpan Capital LLC, an investment banking firm specializing in financial advisory services. Mr. Valdes-Fauli retired from Barclays Bank PLC, a major UK-based global bank, in 2001, where he held the position of Vice-Chairman, Barclays Capital, and Group Chief Executive Officer, Latin America. Mr. Valdes-Fauli also serves on the Board of Directors of The Blue Foundation, a health insurance provider wholly owned by the Blue Cross and Blue Shield of Florida, and was Chairman of the Board of Republic Bank of Dominican Republic, a financial services provider, until November 2007. He is Trustee Emeritus of the University of Miami and Spring Hill College in Mobile, Alabama. Mr. Valdes-Fauli holds a Master’s Degree in international finance from Thunderbird Graduate School for International Management.

Rhodri J. Harries joined Gildan as Executive Vice-President, Chief Financial and Administrative Officer in August 2015. Prior to joining Gildan, Mr. Harries served as the Chief Financial Officer of Rio Tinto Alcan since 2014, where previously he held the position of Chief Commercial Officer from 2009 to 2013. Mr. Harries joined Alcan in Montréal in 2004 as the Vice President and Corporate Treasurer and remained with the company following its acquisition by Rio Tinto in 2007. Prior to joining Alcan, Mr. Harries spent 15 years in North America, Asia and Europe with General Motors, where he held successive positions of increasing responsibility in corporate finance, treasury and business development.

Michael R. Hoffman joined Gildan in October 1997. He served as Vice-President, Sales and Marketing for the international division until his appointment as President of Printwear in February 2001. Prior to joining Gildan, Mr. Hoffman was employed by Fruit of the Loom, Inc., where he last served as Divisional Vice-President of the Activewear Division.

Benito A. Masi has been involved in apparel manufacturing in North America for over thirty years. He joined Gildan in 1986, and since then has held various positions in the Company. He was appointed Vice-President, Apparel Manufacturing in February 2001 and his title was changed to Vice-President, Corporate Apparel Operations in September 2003. In August 2004, he was appointed Executive Vice-President, Apparel Manufacturing and was appointed Executive Vice-President, Manufacturing in January 2005.

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

As at February 25, 2016, the executive officers and directors of the Company as a group own 266,161 Common Shares, which represents 0.11% of the voting rights attached to all Common Shares.

AUDIT AND FINANCE COMMITTEE DISCLOSURE

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

Donald Berg – Mr. Berg is currently the Chief Executive Officer of the Comfy Cow Inc. Mr. Berg retired in April 2014 as Executive Vice President, Chief Financial Officer at Brown-Forman Corporation. Prior to joining Brown-Forman, Mr. Berg has had a wide variety of finance roles with respected national and international firms after beginning his career as a certified chartered public accountant with Ernst & Whinney. Mr. Berg is also a member of the Audit Committee and Finance Committee of Meredith Corporation. He holds a Master of Business Administration from the Wharton School of Business and earned his Bachelor of Arts degree in accounting and business administration from Augustana College in Illinois.

Russell Goodman – Mr. Goodman is the Chairman of the Audit and Finance Committee and a corporate director. He was previously a senior partner of PricewaterhouseCoopers LLP, where he served successively as Managing Partner of Project Finance and Privatization for the Americas, Managing Partner of the Montréal office, and Canadian Managing Partner of the Transactions business. Prior to this, Mr. Goodman served for twenty-one years with Price Waterhouse LLP, including eleven years as a partner. He is presently a member of the Board of Directors and Audit Committee of Metro Inc. He is Chairman of the Audit Committee and a member of the Human Resources Committee of Whistler Blackcomb Holdings Inc. He is also Chairman of the Audit Committee of Northland Power Inc. He is a Fellow of the Order of Chartered Professional Accountants of Quebec and is certified by the Institute of Corporate Directors.  Mr. Goodman was educated at McGill University.

Russ Hagey – Mr. Hagey is a Senior Partner and the Worldwide Chief Talent Officer of Bain & Company, Inc., which he joined in 1982. As Chief Talent Officer, Mr. Hagey oversees Bain’s recruiting, professional development, training, and human resources functions for nearly 6,500 global professionals and staff across 53 offices in 34 countries. He also has client leadership responsibilities in the areas of consumer products and health-care services. Mr. Hagey holds a Master of Business Administration from the Stanford Graduate School of Business and earned his Bachelor of Arts in economics from the University of California at Los Angeles.

Sheila O’Brien – Ms. O’Brien is president, business advisor and corporate director of Belvedere 1 Investments Ltd. She has over thirty years’ experience in the oil and gas, pipeline and petrochemical sectors in Canada, the United States and Europe. She has held executive positions in the areas of human resources, investor relations, public affairs and government relations with Amoco International, Petro-Canada and Nova Corporation. Ms. O’Brien has served on the Boards of Directors of TransForce Income Fund, Skye Resources, and CFM Majestic. She currently serves on the Board of Directors of Alberta Energy Regulator and PPP Canada. As Chair of Gildan’s Compensation and Human Resources Committee, Ms. O’Brien is required to sit on the Audit and Finance Committee.

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

External Auditor Service Fees

The aggregate fees billed by KPMG LLP (“KPMG”), the Company’s external auditor, for various audit-related and non-audit services rendered for the fiscal years 2015 and 2014 were as follows:

Audit Fees — The aggregate audit fees billed by KPMG were Cdn$2,327,000 for fiscal 2015 and Cdn$2,199,000 for fiscal 2014. These services consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, consultation concerning financial reporting and accounting standards, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were Cdn$322,000 for fiscal 2015 and Cdn$386,000 for fiscal 2014. These services consisted of due diligence services relating to business acquisitions and also translation services in both years. Such due diligence services related primarily to financial accounting and internal control issues.

Tax Fees — The aggregate tax fees billed by KPMG were Cdn$1,001,000 for fiscal 2015 and Cdn$668,000 for fiscal 2014. These services consisted of tax compliance, including assistance with the preparation and review of tax returns, the preparation of annual transfer pricing studies and tax advisory services relating to domestic and international taxation.

All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were Cdn$125,000 for fiscal 2015 and nil for fiscal 2014.

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

MATERIAL CONTRACTS

Other than the agreements entered into during the normal course of business, the only material agreements entered into in fiscal 2015, or before fiscal 2015 and which are still in force, are the following:

•
The Shareholder Rights Plan Agreement approved by the Board of Directors on December 1, 2010, ratified by the Company’s shareholders at the annual shareholders’ meeting on February 9, 2011 and which was subsequently submitted to the Company’s shareholder for renewal at the annual shareholders meeting on February 6, 2014. This agreement was filed through SEDAR on December 3, 2010.

INTERESTS OF EXPERTS

KPMG, the external auditor of the Company, reported on the 2015 Financial Statements, which were filed with the securities regulatory authorities. KPMG LLP have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this Annual Information Form constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. In particular, information appearing under the heading “Strategy and Objectives”, contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties” sections of our 2015 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, implementing new product introductions, increasing capacity, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

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
•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

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

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Company’s equity compensation plans is contained in the management proxy circular for its most recent annual meeting of security holders that involve the election of directors. Additional financial information is provided in the 2015 Financial Statements and the 2015 Annual MD&A for its most recently completed financial year, both of which are incorporated herein by reference.

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

•
reviewing, with management and the external auditors, condensed interim  consolidated financial statements of the Company and accompanying information, including the Company’s MD&A disclosure and quarterly earnings press release, prior to their release, filing and distribution;

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

•
performing annual evaluations and periodic comprehensive evaluations of the performance of the external auditors, including assessing their qualifications and compensation as well as the quality and independence of their audits;

•	monitoring at least annually the results of the periodic regulatory and professional quality-control examinations of the quality of the external audits;

•	recommending the retention and, if appropriate, the removal of external auditors (both subject to shareholder approval);

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

•
discussing with the external auditors the quality and not just the acceptability of the Company’s accounting principles, including (i) critical accounting policies and practices used, (ii) critical accounting estimates and matters involving significant uncertainty, (iii) alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iv) other material written communications between the Company and the external auditors with respect thereto;

•	reviewing at least annually, representations by the external auditors describing their internal quality-control procedures;

•
reviewing at least annually, the external auditors’ representations as to independence and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;

•	reviewing hiring policies for employees or former employees of the Company’s firm of external auditors;

•	overseeing the rotation of lead, concurring and other audit partners, to the extent required by Canadian and U.S. securities law standards.

(e)	Reviewing financings

•	reviewing the adequacy of the Company’s financing, including terms and conditions of all new material financing arrangements and compliance therewith.

(f)	Evaluating the performance of the Audit Committee

•	overseeing the existence of processes to annually evaluate the performance of the Audit Committee.

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

Under the supervision and with the participation of our principal executive officer and our principal financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of January 3, 2016, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on that evaluation, our principal executive officer and our principal financial officer concluded that our internal control over financial reporting was effective as of that date.

E.           Report of the registered public accounting firm.

KPMG LLP (“KPMG”), an independent registered public accounting firm, that audited and reported on our financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F, has issued a report on the effectiveness of our internal control over financial reporting as of January 3, 2016. The report is included on page 52 of the financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F.

F.           Changes in internal controls over financial reporting.

There have been no changes that occurred during the period beginning on October 6, 2014 and ended on January 3, 2016 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

G.           Audit Committee Financial Experts

The Registrant’s board of directors has determined that it has at least three (3) audit committee financial experts serving on its Audit and Finance Committee. Mr. Donald C. Berg, Mr. Russell Goodman, and Mr. Gonzalo F. Valdes-Fauli have been determined to be such audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The SEC has indicated that the designation of Mr. Berg, Mr. Goodman, and Mr. Valdes-Fauli as audit committee financial experts does not make Mr. Berg, Mr. Goodman, and Mr. Valdes-Fauli “experts” for any purpose, impose any duties, obligations or liability on Mr. Berg, Mr. Goodman, and Mr. Valdes-Fauli that are greater than those imposed on members of the Audit and Finance Committee and Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit and Finance Committee.

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

I.           Principal Accountant Fees and Services

In addition to retaining KPMG to report upon the annual consolidated financial statements of the Registrant, the Registrant retained KPMG to provide various audit-related and non-audit services in fiscal 2015. The aggregate fees billed for professional services by KPMG for each of the last two (2) fiscal years, were as follows:

Audit Fees — The aggregate audit fees billed by KPMG were Cdn $2,327,000 for the fifteen-month period ended January 3, 2016 (“fiscal 2015”) and Cdn$2,199,000 for the year ended October 5, 2014 (“fiscal 2014”). These services consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, consultation concerning financial reporting and accounting standards, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were Cdn $322,000 for fiscal 2015 and Cdn$386,000 for fiscal 2014. These services consisted of due diligence services relating to business acquisitions and also translation services in both years. Such due diligence services related primarily to financial accounting and internal control issues.

Tax Fees — The aggregate tax fees billed by KPMG were Cdn $1,001,000 for fiscal 2015 and Cdn$668,000 for fiscal 2014. These services consisted of tax compliance, including assistance with the preparation and review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies, and tax advisory services relating to domestic and international taxation.

    All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were Cdn $125,000 for fiscal 2015 and nil for fiscal 2014.

All fees billed to the Registrant by KPMG in fiscal 2015 were pre-approved by the Registrant’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate and pursuant to applicable legislation. The mandate of the Audit and Finance Committee is available on the Registrant’s Internet website at www1.gildan.com/corporate/IR/corporateGovernance.cfm.

In fiscal 2015 and fiscal 2014, the Company’s Audit and Finance Committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.

J.           Off-Balance Sheet Arrangements

Operating Leases and Commitments

The Registrant has no commitments that are not reflected in its balance sheets except for purchase obligations, minimum annual lease payments under operating leases which are primarily for premises and minimum royalty payments, which are included in the table of contractual obligations on page 33 of its Management’s Discussion and Analysis (see Exhibit 99.1) (the “MD&A”). As disclosed in Note 23(b) to the Registrant’s Consolidated Financial Statements (see Exhibit 99.2), the Registrant has issued financial guarantees, irrevocable standby letters of credit and surety bonds primarily from various servicing agreements amounting to $55.4 million at January 3, 2016.

K.           Tabular Disclosure of Contractual Obligations

See page 33 of Exhibit 99.1.

L.           Corporate Governance Guidelines

The Registrant has adopted Corporate Governance Guidelines as well as mandates for its board of directors and each of its three committees which are available at the Registrant’s Internet website, http://www1.gildan.com/corporate/IR/corporateGovernance.cfm, and are available in print to any shareholder who requests them.

M.           Identification of the Audit Committee

The Registrant has a separately-designated standing audit committee, known as the Audit and Finance Committee, established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Registrant’s Audit and Finance Committee are Mr. Donald C. Berg, Mr. Russell Goodman, Mr. Russ Hagey, Ms. Sheila O’Brien, and Mr. Gonzalo F. Valdez-Fauli. Please refer to section 8 of our Annual Information Form entitled “Audit and Finance Committee Disclosure”, incorporated by reference herein, for additional information.

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

DATED:  February 25, 2016

GILDAN ACTIVEWEAR INC.

/s/ Lindsay Matthews
Name:           Lindsay Matthews
Title:	Vice-President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management’s Discussion and Analysis of the Registrant for the year ended January 3, 2016
99.2	Audited comparative consolidated financial statements of the Registrant as at and for the year ended January 3, 2016
99.3	Consent of KPMG LLP
99.4	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)
99.5	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code