Form 40-F
period 2017-01-01
Gildan Activewear Inc.
filed 2017-02-24
CIK 1061894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
Or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: January 1, 2017                        Commission File number: 01-14830
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

Gildan USA Inc., 1980 Clements Ferry Road, Charleston, SC 29492, (843) 606-3600
(Name, address and telephone number of agent for service in the United States)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange
Rights to Purchase Common Shares	New York Stock Exchange
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
230,239,296
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

GILDAN ACTIVEWEAR INC.

ANNUAL INFORMATION FORM

for the year ended January 1, 2017
February 24, 2017

This Annual Information Form is dated February 24, 2017 and, except as otherwise indicated, the information contained herein is given as of February 24, 2017.
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
The information appearing in the extracts of the documents listed below and specifically referred to in this Annual Information Form is incorporated herein by reference:

-	Audited Consolidated Financial Statements as at and for the fiscal year ended January 1, 2017 (the “2016 Financial Statements”);

-	Management’s Discussion and Analysis for the fiscal year ended January 1, 2017 (the “2016 Annual MD&A”); and

-	The latest Notice of Annual Meeting of Shareholders and Management Information Circular filed on SEDAR.
The foregoing documents are available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on the Company’s website at www.gildan.com/corporate.

This Annual Information Form contains certain forward-looking statements that are based on Gildan’s current expectations, estimates, projections and assumptions and that were made by Gildan in light of its experience and its perception of historical trends. Results indicated in forward-looking statements may differ materially from the actual results. Please refer to the cautionary statement on pages 29 to 31  of this Annual Information Form for further explanation.

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
Intercorporate Relationships
The following table indicates our principal subsidiaries, their jurisdiction of incorporation and the percentage of voting securities that we beneficially own or over which we exercise direct or indirect control:

Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Securities or Partnership Interests that Gildan held as at February 24, 2017
Gildan Activewear SRL	Barbados	100%
Gildan USA Inc.	Delaware	100%
Gildan Yarns, LLC	Delaware	100%
Gildan Honduras Properties, S. de R.L.	Honduras	100%
Gildan Apparel (Canada) LP	Ontario	100%
Gildan Hosiery Rio Nance, S. de R.L.	Honduras	100%
Gildan Activewear (UK) Limited	United Kingdom	100%
Gildan Activewear Honduras Textile Company, S. de R.L.	Honduras	100%
Gildan Activewear (Eden) Inc.	North Carolina	100%
Gildan Mayan Textiles, S. de R.L.	Honduras	100%
A.K.H., S. de R. L.	Honduras	100%

The subsidiaries that have been omitted do not represent individually more than 10% of the consolidated assets and 10% of the consolidated revenue of Gildan, or in the aggregate more than 20% of the total consolidated assets and the consolidated revenue as at and for the year ended January 1, 2017.
GENERAL DEVELOPMENT OF THE BUSINESS
The following section describes how our business has evolved in the last three completed fiscal years and lists key events that have influenced the development of our business.
Recent Developments

•
On February 22, 2017, Gildan’s Board of Directors approved a 20% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.0935 per Common Share payable on April 3, 2017 to shareholders of record on March 9, 2017.

•
On February 22, 2017, the Company received approval from the Toronto Stock Exchange (“TSX”) to renew its normal course issuer bid (“NCIB”) commencing on February 27, 2017 to purchase for cancellation up to 11,512,267 Common Shares, representing approximately 5% of the Company’s issued and outstanding Common Shares. As of February 17, 2017, the Company had 230,245,359 Common Shares issued and outstanding.

Gildan is authorized to make purchases under the bid during the period from February 27, 2017 to February 28, 2018 in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (“NYSE”), or alternative trading systems, if eligible, or by such other means as the TSX, the NYSE or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada. Under the bid, Gildan may purchase up to a maximum of 131,732 shares daily through TSX facilities, which represents 25% of the average daily trading volume on the TSX for the most recently completed six calendar months. The price to be paid by Gildan for any Common Shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order.

•
On February 22, 2017, the Company's Board of Directors approved a new shareholder rights plan (the “Rights Plan”) which will become effective upon confirmation and approval by the shareholders of the Company at the annual meeting of shareholders to be held on May 4, 2017. The Rights Plan will ensure that the Company and its shareholders continue to receive the benefits associated with the Company’s current shareholder rights plan, which is due to expire at the close of business on the date of the Company’s upcoming annual meeting of shareholders. The Rights Plan is designed to ensure that all shareholders of the Company are treated fairly in connection with any take-over offer or other acquisition of control of the Company. The Rights Plan was not adopted in response to any specific proposal to acquire control of the Company, nor is the Board of Directors aware of any pending or threatened take-over bid for the Company. The Rights Plan is similar to plans recently adopted by other Canadian companies and approved by their shareholders, which include amendments to take into consideration the changes to the take-over bid rules that came into force in Canada on May 9, 2016. If approved by the shareholders, the Rights Plan will remain in effect until the close of business on the date of the Company’s annual meeting of shareholders in 2020, with one renewal option subject to shareholder approval, and subject to earlier termination or expiration of the Rights Plan in accordance with its terms. A complete copy of the Rights Plan will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

•
On February 8, 2017, the Company acquired the American Apparel® brand and certain assets from American Apparel, LLC, (“American Apparel”) which voluntarily filed for Chapter 11 bankruptcy protection on November 14, 2016. The acquisition was effected through a court supervised auction during which Gildan emerged as the successful bidder with a final cash bid of approximately $88 million. The American Apparel® brand will be a strong complementary addition to Gildan’s growing brand portfolio. The acquisition provides the opportunity to grow American Apparel® sales by leveraging the Company’s extensive printwear distribution networks in North America and internationally to drive further market share penetration in the fashion basics segment of these markets.
Developments in Fiscal 2016

•
On February 23, 2016, Gildan’s Board of Directors approved a 20% increase in the amount of the quarterly dividend and declared a cash dividend of $0.078 per Common Share payable each quarter of fiscal 2016 .

•
On February 24, 2016, the Company received approval from the TSX to renew its NCIB, beginning February 26, 2016 and expiring February 25, 2017 to purchase for cancellation up to 12,192,814 outstanding Common Shares, representing approximately 5% of the Company’s 243,856,289 issued and outstanding Common Shares. On July 26, 2016, the Company received approval from the TSX to amend its NCIB in order to increase the maximum number of Common Shares that may be repurchased to 20,727,784 Common Shares, representing 8.5% of the Company’s issued and outstanding Common Shares or 8.6% of the public float as at February 19, 2016. No other terms of the NCIB were amended. During the twelve months ended January 1, 2017, the Company repurchased and cancelled a total of 13,775,248 Common Shares under the NCIB for a total cost of $394.4 million, of which a total of 4,025,000 Common Shares were repurchased by way of private agreements with arm’s length third party sellers.

•
On May 26, 2016, the Company acquired 100% of the equity interest of Alstyle Apparel, LLC and its subsidiaries (“Alstyle”), which constituted the apparel division of Ennis, Inc., for a total cash purchase price of $110 million. The acquisition of Alstyle expands Gildan's penetration in printwear markets in the U.S., Canada and Mexico and broadens and complements Gildan's position in the Western United States where Alstyle has a strong presence. With the acquisition, Gildan acquired Alstyle’s manufacturing operations in Mexico which are expected to enhance Gildan’s competitive positioning in the Mexican printwear and retail markets. Further, manufacturing operations in Mexico are expected to allow Gildan to take advantage of preferential trade agreements which provide duty-free access to markets in South America.

•
During the second quarter of 2016, the Company raised $600 million of long-term debt in order to support its net debt leverage target of one to two times adjusted EBITDA. Gildan management and the Board of Directors believe that the Company can make effective use of its balance sheet within this targeted net debt leverage range which is expected to allow the Company to continue to pursue complementary acquisitions that can enhance its organic growth strategy as a priority use for cash, while also providing for return of capital to its shareholders through dividends and share repurchase programs.

•
In August 2016, the Company acquired 100% of the equity interest of Peds Legwear Inc. (“Peds”) for a total consideration of $51.9 million, of which $47.9 million was paid at closing and a balance due of $4.0 million is expected to be paid within twelve months of closing. Peds is a marketer of quality foot apparel and legwear products, including ladies no-show liners, socks and sheer, and therapeutic hosiery sold mainly under the Peds® and MediPeds® brands to U.S. and Canadian retailers. The acquisition is expected to create revenue growth opportunities by leveraging Gildan's existing   customer relationships to broaden the channels of distribution for the Peds® and MediPeds® brands and by extending these brands into Gildan's other product categories. In addition, Peds distribution into the footwear channel provides broader access in this channel for Gildan's brands and product portfolio.

Developments in Fiscal 2015

•
Effective October 6, 2014, the Company changed its year-end to the Sunday closest to December 31, rather than the first Sunday following September 28.  For purposes of its regulatory filings, the Company reported results for the fifteen-month transition period of October 6, 2014 through January 3, 2016 (“Fiscal 2015”).

The Company’s first twelve-month fiscal year on a calendar basis began on January 4, 2016 and ended on January 1, 2017 (“Fiscal 2016”).

•
In December 2014, the Company increased its bank credit facility from $800 million to $1 billion and extended the maturity date to April 2020 from January 2019, in order to provide the Company with financing flexibility to initiate a NCIB as well as to pursue potential future acquisition opportunities. The terms and conditions of the amended bank credit facility agreement were substantially unchanged.

•
On December 3, 2014, Gildan’s Board of Directors approved a 20% increase in the amount of the quarterly dividend and declared a cash dividend of $0.13 per Common Share (on a pre-split basis, or $0.065 per Common Share on a post-split basis) payable at each quarter of fiscal 2015 to shareholders of record.

•
On December 4, 2014, the Company received approval from the TSX to implement a NCIB beginning December 8, 2014 and expiring December 7, 2015 to purchase for cancellation up to 6.1 million outstanding Common Shares (on a pre-split basis), representing approximately 5% of the Company’s issued and outstanding Common Shares. As of November 30, 2014, the Company had 122,478,794 Common Shares issued and outstanding (on a pre-split basis). During fiscal 2015 period ended January 3, 2016, the Company repurchased and cancelled a total of 1,525,000 Common Shares (on a pre-split basis) under its NCIBs by way of private agreements with an arm’s length third party seller.

•
In December 2014, the Company implemented major strategic pricing actions for its Printwear business to reinforce its leadership position in the industry. The Company lowered base selling prices significantly and simplified its discount structure in order to be responsive to distributors and enhance their ability and visibility to plan their business, and position the Company to drive unit sales volume and earnings growth in calendar 2015 and beyond. The selling price reductions reflected the pass through of a portion of the expected cost savings from the Company's investments in new yarn-spinning facilities and other capital investment projects. The selling price reductions also reflected the reduction in the price of cotton that occurred in the latter half of calendar 2014, although the Company only began consuming year-over-year lower cost cotton in its cost of sales in the third fiscal quarter of 2015.

•
Effective February 2, 2015, Donald C. Berg and Anne Martin-Vachon were appointed to the Company’s Board of Directors. Mr. Berg is currently President of DCB Advisory Services, which provides consulting services to food and beverage companies ranging from multi-national conglomerates to start-up companies. Mr. Berg holds a Master of Business Administration from the Wharton School of Business and earned his Bachelor of Arts degree in accounting and business administration from Augustana College in Illinois. Ms. Martin-Vachon is currently President of The Shopping Channel, a division of Rogers Media and she currently serves on the Board of Directors of Retail Council of Canada, a not-for-profit industry-funded association representing more than 45,000 store fronts of all retail formats across Canada, including department, specialty, discount, and independent stores, and online merchants. Ms. Martin-Vachon holds a Master of Business Administration from McGill University and earned her Bachelor of Arts degree in business administration at the University of Québec in Trois-Rivières. With the addition of Mr. Berg and Ms. Martin-Vachon, Gildan’s Board of Directors now comprises eight members, of which seven are independent of management.

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

•
As part of its strategy to gain market penetration in the fashion basics segment of the North American printwear channel, the Company added the Comfort Colors® brand to its Printwear brand portfolio through the acquisition, on March 2, 2015, of substantially all of the operating assets of a company operating under the Comfort Colors trade name (“Comfort Colors”) for a total cash consideration of approximately $103 million. The acquired company was a leading supplier of garment-dyed undecorated basic T-shirts and sweatshirts for the North American printwear channel. The Comfort Colors® brand is highly recognized among consumers purchasing from college bookstores, specialty retail stores, and destination and resort shops. The addition of the Comfort Colors® brand complements the Company’s brand offering and positioning within the fashion basics segment of the U.S. printwear channel and is expected to continue to gain penetration within this product segment.

•
During fiscal 2015, the Company continued to make significant progress in its yarn spinning initiative. Production ramp-up of the Company’s new open-end yarn-spinning facility in Salisbury, NC was essentially completed and production began in the Company’s largest new yarn-spinning facility for the production of ring-spun yarn in Mocksville, NC. The Mocksville facility was essentially ramped up during 2016. In the second half of calendar 2015, the Company started to benefit from manufacturing cost savings related to its investments in yarn-spinning and other capital projects, which are expected to continue through 2017.

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

•
During fiscal 2014, the Company announced plans for textile capacity expansion with a new textile facility, Rio Nance 6, to be constructed and located at the Company’s Rio Nance complex in Honduras. In light of the large textile facility in Mexico which the Company acquired as part of the Alstyle acquisition on May 26, 2016 and the Company’s plans to increase the facility’s capacity utilization and potential further expansion, the Company delayed its targeted timing for production start-up for the Rio Nance 6 facility.

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

•
Effective October 1, 2014, the Company extended its worldwide license for Mossy Oak® providing exclusive licensing rights for certain goods in relation to specified brands to Gildan for a term of ten years. The previous initial license agreement was for a three-year term.

DESCRIPTION OF THE BUSINESS
Business Overview
Gildan is a leading manufacturer and marketer of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery, and shapewear. We sell our products under a diversified portfolio of Company-owned brands, including the Gildan®, Gold Toe®, Anvil®, Comfort Colors®, American Apparel®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus™, Peds®, and MediPeds® brands. We also distribute some of our sock products through our exclusive U.S. sock license for the Under Armour® brand, and we also market a wide array of products through a global license for the Mossy Oak® brand. Our products are sold in two primary markets, namely the printwear and retail markets. We distribute our products in printwear markets in the U.S., Canada, Mexico, Europe, Asia-Pacific, and Latin America. In retail markets, we sell our products to a broad spectrum of retailers primarily in the U.S. and Canada and we also manufacture for select leading global athletic and lifestyle consumer brands.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. These facilities are strategically located to efficiently service the quick replenishment needs of our customers in the markets that we serve. With over 48,000 employees worldwide we operate with a strong commitment to industry-leading labour and environmental practices throughout our supply chain in accordance with our comprehensive corporate social responsibility program which is embedded in the Company's long-term business strategy .
Strategy and Objectives
Our growth strategy comprises the following four initiatives:

1. Continue to pursue additional printwear market penetration and opportunities
We intend to continue to leverage our vertical manufacturing platform, cost advantage, and distributor reach to continue to grow in the North American printwear market, including the faster-growing fashion basics and sports performance categories where our participation in these categories has not been as extensive as in the basics category. We are targeting further market penetration in printwear with brands well-positioned to compete in each product category and through new product introductions. In the basics category, we market our products under the Gildan® brand, the leading brand in this category, and the Alstyle® brand which we acquired in 2016. In the fashion basics segment, we market our products under the Anvil® brand featuring a more contemporary line of ring-spun products incorporating more fashion-oriented styles. We also sell products under the Comfort Colors® brand featuring garment-dyed activewear products allowing us to achieve a worn-in and weathered look and a soft and comfortable feel. On February 8, 2017, we added the American Apparel® brand to our portfolio of brands to enhance our positioning within the fashion basics segment of the printwear market. In the sports performance category, we market our products under our Gildan Performance® brand, featuring moisture wicking and anti-microbial properties for long-lasting comfort and performance, as well as the licensed New Balance® brand. We are pursuing growth with new product introductions, including softer fabrics and blends, and expanding our global product offering in performance garments, ladies styles, sport shirts, and workwear.

We also intend to continue to expand our presence in international markets such as Europe, Asia-Pacific, and Latin America, which currently represent less than 10% of our total consolidated net sales, through product extensions, expanded distribution, and by leveraging our brands.

2. Continue penetration of retail market as a full-line supplier of branded family apparel
We continue to leverage our existing core competencies, successful business model, and competitive strengths to grow our sales to North American retailers. As in the printwear channel, success factors in penetrating the retail channel include consistent quality, competitive pricing, and fast and flexible replenishment, together with a commitment to sound practices in corporate social responsibility and environmental sustainability. Consumer brand recognition and appeal are also important factors in the retail market. We intend to leverage our current distribution with retailers, our manufacturing scale and expertise, and our ongoing marketing investment to support the further development of Company-owned and licensed brands to create additional sales growth opportunities in activewear, underwear, socks, sheer hosiery, legwear, and shapewear products. Although we are primarily focused on further developing our Company-owned and licensed brands, we are also building our relationships and growing our sales as a supply chain partner to a small number of select global athletic and lifestyle brands.

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

4. Utilize free cash flow and balance sheet strength to enhance sales and earnings growth and shareholder returns
We have established a capital allocation framework intended to enhance sales and earnings growth and shareholder returns. Beyond our dividend, our first priority for the use of free cash flow and debt financing capacity is completing complementary strategic acquisitions which meet our criteria. We have developed criteria in evaluating acquisition opportunities around three main considerations: (1) strategic fit; (2) ease of integration; and (3) financial targets, including return on investment thresholds, based on our risk-adjusted cost of capital. Beyond dividends and acquisitions, when appropriate, we intend to use excess cash to repurchase shares. The Company has set forth a net debt leverage target ratio of one to two times adjusted EBITDA which it believes will provide an efficient capital structure and allow it to execute on all of its capital allocation priorities within this framework.

Our Operating Segments
The Company manages and reports its business under two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results, and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments.

Printwear segment
The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets, and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 55 countries across North America, Europe, Asia-Pacific, and Latin America. Through our Printwear segment, we sell mainly undecorated activewear products (blanks) primarily to wholesale distributors who sell our products to screenprinters, advertising specialty distributors, and embroiderers, who in turn decorate the products with designs and logos and sell the imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. Our activewear products are used in a variety of daily activities by individuals and have various applications, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group, and team identity.

The following table summarizes the primary brands under which we market our products in the printwear channel:

Primary brands	Primary products
Gildan® Gildan Performance® Anvil® Comfort Colors®(1) American Apparel® Alstyle®(1) New Balance®(2)	Activewear: T-shirts, fleece, sport shirts
(1) Comfort Colors® and Alstyle® are registered trademarks in the U.S.
(2) Under license agreement for distribution rights in the U.S. and Canada.

Branded Apparel segment
The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets, and distributes branded family apparel, which includes athletic, casual and dress socks, underwear, activewear, sheer hosiery, legwear, and shapewear products which are sold to retailers in the United States and Canada. We market our products primarily under our Company-owned and licensed brands. Although the main focus of the Company’s growth strategy is the continued development of its Company-owned and licensed brands, the Company is also pursuing the opportunity to grow its sales as a supply chain partner to a small number of targeted global athletic and lifestyle brands, for which we manufacture and decorate products.

The following table summarizes the current retail distribution of various product categories under Company-owned and licensed brands:

Brand	Primary products	Retail distribution channels
Gildan®	Socks, underwear, activewear	Mass-market, regional department stores, craft channel, food and drug
Gildan Platinum® (1)	Socks, underwear, activewear	Regional department stores, national chains
Smart Basics®	Socks, underwear, activewear	Dollar store channel, food and drug
Gold Toe®	Socks, activewear	Department stores, national chains, price clubs
G® (1)	Socks, underwear, activewear	Department stores, national chains
PowerSox®	Athletic socks	Sports specialty, national chains, department stores
GT a Gold Toe brand™	Socks	Mass-market
Silver Toe®	Socks	National chains
Signature Gold by Goldtoe®	Socks	Mass-market
All Pro®	Athletic socks	Mass-market
Under Armour® (2)	Athletic socks	Sports specialty, national chains, department stores
Mossy Oak® (3)	Socks, activewear, underwear, loungewear, thermals, fleece	Sports specialty, national chains, mass-market, price clubs, dollar store channel, department stores
Secret® (1)	Sheer/pantyhose, tights/leggings, shapewear, underwear, intimate accessories, socks	Mass-market, department stores, food and drug
Silks® (1)	Sheer/pantyhose, tights/leggings	Department stores, national chains, price clubs
Therapy Plus® (1)	Legwear, foot solutions/socks	Mass-market, department stores, food and drug

Brand	Primary products	Retail distribution channels
Gildan®	Socks, underwear, activewear	Mass-market, regional department stores, craft channel, food and drug
Gildan Platinum® (1)	Socks, underwear, activewear	Regional department stores, national chains
Smart Basics®	Socks, underwear, activewear	Dollar store channel, food and drug
Gold Toe®	Socks, activewear	Department stores, national chains, price clubs
G® (1)	Socks, underwear, activewear	Department stores, national chains
PowerSox®	Athletic socks	Sports specialty, national chains, department stores
Kushyfoot® (1)	Legwear, foot solutions/socks	Food and drug
Secret Silky®	Sheer/pantyhose	Food and drug
Peds®	Socks, sheer/pantyhose, legwear	Mass-market, footwear
MediPeds®	Legwear, foot solutions/socks	Mass-market
(1) Gildan Platinum®, G®, and Kushyfoot® are registered trademarks in the U.S. Secret®, Silks®, and Therapy Plus® are registered trademarks in Canada.
(2) Under license agreement for socks only - with exclusive distribution rights in the U.S.
(3) Under license agreement - with worldwide distribution rights and exclusivity for certain product categories.
Competitive Environment
The markets for our products are highly competitive and we compete with domestic and international manufacturers or suppliers. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Among our competitive strengths is our expertise in designing, constructing, and operating large-scale, vertically-integrated, and strategically-located manufacturing hubs. This skill set and the continued significant capital investment we have made in our own vertically-integrated manufacturing infrastructure, which has surpassed industry average levels of investment, allow us to operate efficiently, remain cost-competitive, maintain consistent product quality, and provide a reliable supply chain with short production/delivery cycle times. Continued investment and innovations in our manufacturing processes have also allowed us to deliver enhanced product features, further improving the value proposition of our product offering to our customers. Consumer brand recognition and appeal are also important factors in the retail market. The Company is focused on further developing its brands and is continuing to make significant investments in marketing and advertising. Recognition for our high standards of environmental and social responsibility practices is also an important competitive advantage, particularly as this area is becoming an increasingly important consideration for our customers.

Printwear segment
Our primary competitors in North America include major apparel manufacturers such as Fruit of the Loom, Inc. (“Fruit of the Loom”) and Russell Corporation (“Russell”), which are both subsidiaries of Berkshire Hathaway Inc. (“Berkshire”), as well as Hanesbrands Inc. (“Hanesbrands”). We also compete with smaller U.S.-based competitors, including Delta Apparel Inc., Color Image Apparel, Inc., Next Level Apparel, and Bella + Canvas, as well as Central American and Mexican manufacturers. In addition, we compete with private label brands sold by our customers. Competitors in the European printwear market include Fruit of the Loom and Russell, as well as competitors that do not have integrated manufacturing operations and source products from suppliers in Asia.

Branded Apparel segment
In the retail channel, we compete primarily with Hanesbrands, Berkshire subsidiaries, Fruit of the Loom, Russell and Garan Incorporated, as well as Renfro Corporation, Jockey International, Inc., Kayser Roth Corporation, and Spanx, Inc. In addition, we compete with brands of well-established U.S. fashion apparel and sportswear companies, as well as private label brands sold by our customers that source products for these brands primarily from Asian and other manufacturers.

Our Operations
Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. Our vertically-integrated manufacturing operations include capital-intensive yarn-spinning, textile, sock, and sheer hosiery manufacturing facilities, as well as labour-intensive sewing plants. At our yarn-spinning facilities, we convert cotton and other fibers into yarn. In our textile plants, we convert yarn into dyed and cut fabric, which is subsequently assembled into activewear and underwear garments primarily at sewing facilities which we operate in owned or leased premises. We also use third party sewing contractors, although to a lesser extent, to satisfy some of our sewing requirements. In our integrated sock manufacturing facilities, we convert yarn into finished socks. The majority of our sock production does not require sewing as the equipment used in our facilities knits the entire sock with a seamless toe closing operation. Our manufacturing facilities for sheer hosiery include knitting, dyeing, and packaging capabilities.

All of our yarn-spinning operations, which include five facilities, are in the United States where we manufacture the majority of the yarn used to produce our products. We also use third party yarn-spinning suppliers, primarily in the United States to satisfy the remainder of our yarn requirements. Our largest manufacturing hub is in Honduras, Central America, strategically located to efficiently serve the quick replenishment requirements of our markets. In Honduras we have textile, sock, and sewing operations. We operate three large-scale, vertically-integrated textile facilities at our Rio Nance complex in Honduras and we are currently developing an additional facility. We also own and operate another vertically-integrated textile facility in Honduras outside the Rio Nance complex. The majority of our sock production is also produced at our Rio Nance complex in two sock manufacturing facilities. With the acquisition of Peds in 2016, we now also own and operate a sock manufacturing facility in Hildebran, NC. The majority of the cut goods produced in the textile facilities in Central America are assembled in our sewing facilities located in Honduras and Nicaragua, mainly in leased premises. We also have screenprinting and decorating capabilities in Central America to support our sales to leading global athletic and lifestyle consumer brands. In the Caribbean Basin we operate a large-scale, vertically-integrated textile facility and two sewing facilities in the Dominican Republic, and also use dedicated third-party sewing contractors in Haiti. We also have a manufacturing hub in Mexico where we operate a large integrated textile, sewing, and distribution facility, as well as cut and sew facilities, which were acquired in 2016 as part of the Alstyle acquisition. We have increased capacity utilization at the Alstyle facility, with the capability to significantly expand the facility’s textile production capacity for basics going forward. In Bangladesh we own and operate a smaller vertically-integrated manufacturing facility for the production of activewear dedicated primarily to servicing international markets. Garment dyeing operations are conducted in Honduras and also out of a small garment dyeing facility in the U.S. Sheer hosiery manufacturing is located in a facility in Canada. While we internally produce the majority of the products we sell, we also have sourcing capabilities to complement our large scale, vertically-integrated manufacturing.

The following table provides a summary of our primary manufacturing operations by geographic area:

	Canada	United States	Central America	Caribbean Basin	Mexico	Asia
Yarn-spinning facilities		■ Clarkton, NC ■ Cedartown, GA ■ Salisbury, NC - (2 facilities) ■ Mocksville, NC
Textile facilities			■ Honduras (4 facilities)	■ Dominican Republic	■ Agua Prieta	■ Bangladesh
Garment dyeing facility		■ New Bedford, MA	■ Honduras
Sewing facilities(1)			■ Honduras (4 facilities) ■ Nicaragua (3 facilities)	■ Dominican Republic (2 facilities)	■ Ensenada ■ Hermosillo ■ Agua Prieta	■ Bangladesh
Sock / Sheer manufacturing facilities	■ Montreal, QC	■ Hildebran, NC	■ Honduras (2 facilities)
(1) We also use the services of third-party sewing contractors, primarily in Haiti, to support textile production from the Dominican Republic.

Sales, Marketing and Distribution
Our sales and marketing offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and production planning, as well as inventory control and logistics for each of their respective operating segments.

Printwear segment
Our sales and marketing office servicing our global printwear markets is located in Christ Church, Barbados. We distribute our activewear products for the printwear markets primarily out of our main distribution centre in Eden, NC. We also have distribution centres in Honduras and in Mexico. In addition, we have leased distribution facilities primarily in the U.S. west coast, and we also use third-party warehouses in the U.S., Canada, Mexico, Colombia, Europe, and Asia.

Branded Apparel segment
Our primary sales and marketing office for our Branded Apparel segment is located in Charleston, South Carolina at the same location as our primary distribution centre servicing our retail customers. We also service some of our customers through our distribution centre in Honduras. In addition, we service retail customers from smaller distribution centres in North Carolina, South Carolina, and Canada. We also operate retail stores located in outlet malls throughout the Eastern United States.

Customers
We sell our products to customers requiring an efficient supply chain and consistent product quality for high-volume quick replenishment programs in the North American and international printwear markets and we are becoming a growing supplier to U.S. retailers. In our printwear markets we sell our products in over 55 countries across North America, Europe and the Asia-Pacific region, and Latin America, primarily to wholesale distributors and to a lesser extent to large screenprinters. Our products in the U.S. retail market are sold to a broad spectrum of retailers, including mass-market retailers, department stores, national and regional chains, sports specialty stores and price clubs. For Fiscal 2016, our sales totalled $2,585.1 million, of which $1,651.1 million were derived from our Printwear customers and $934.0 million from Branded Apparel customers. In Fiscal 2016, we sold our products in the United States, Canada and Europe and other international markets, which accounted for 87.2%, 4.6% and 8.2% of total sales, respectively. For a breakdown of our total sales by geographic market for each of the last two financial years, reference is made to note 25 to the 2016 Financial Statements, which note is incorporated herein by reference.

Our total customer base is composed of a relatively small number of significant customers. In Fiscal 2016, our largest customer accounted for 18.2% of our total sales, and our top ten customers accounted for 59.1% of our total sales in the retail and screenprint channels. Although we have long‑term ongoing relationships with many of our customers, our contracts with our customers do not require them to purchase a minimum quantity of our products. Instead, we assess their projected requirements and then plan our production and marketing strategy accordingly.

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

During Fiscal 2016, most of our yarn requirements for the production of our product-lines were met by our own five yarn-spinning facilities located in Cedartown, GA, Clarkton, NC, Salisbury, NC and Mocksville, NC and our long-term supply agreements with third-party suppliers. The yarn requirements for our Bangladesh operations are supplied by local and regional spinners. We expect that most of our yarn requirements will continue to be met by these sources.

The primary sources of energy consumed in our manufacturing facilities are (i) biomass, bunker fuel and natural gas, which are used to generate steam required in the production process, and (ii) electricity, which is used to power production equipment and air-conditioning. The bunker fuel used in our operations is supplied by local third-party suppliers, and the pricing is highly dependent on international market prices for bunker fuel. Natural gas is used in our operations in the Dominican Republic and Bangladesh, and is obtained from local third-party suppliers. The electricity requirements for our manufacturing complex in the Dominican Republic as well as our Mexican facilities are provided by the local public electricity company. Our Rio Nance complex in Honduras transitioned during 2016 from the public grid to a long-term private contract which is now providing over 90% of our electricity requirements. In both cases, electricity rates are variable and are largely related to underlying oil prices.

Biomass, derived from agricultural waste, is sourced from private third-party suppliers, and now provides a major portion of the energy for our operations in both the Dominican Republic and Honduras. We anticipate that our biomass consumption needs will increase progressively over the next few years. We have been operating a biomass steam generation system in the Dominican Republic since 2010, which has contributed to the reduction of the energy costs associated with our textile production in the Dominican Republic. Similarly, we began operating a biomass steam generation facility in Honduras during 2010 and are currently operating three such facilities at the Rio Nance complex in Honduras to support both of our sock manufacturing facilities as well as the majority of the steam requirements for our textile operations. The Company is planning to expand its production of steam from biomass to support additional textile capacity expansions as needed in the future.

We also purchase chemicals, dyestuffs and trims through a variety of suppliers. These products have historically been available in sufficient supply.

Management Information Systems
Our Enterprise Resource Planning (“ERP”) system supports the majority of our operations in the areas of finance, manufacturing and customer service. This system is centralized and is accessed from all of our locations through secure networks. Our ERP system is linked to servers supporting both local processes and specialized applications, including payroll and distribution. Due to our increasing dependence on the availability of our computer systems to support our operations, we continue to implement initiatives to enhance our information technology (“IT”)

processes and infrastructure based on the Information Technology Infrastructure Library, a framework of “best practices” approaches intended to facilitate the delivery of high-quality IT services.
The Gildan JD Edwards ERP World system has been in place since 1999. Since fiscal 2010, we have been implementing the newest release, Enterprise One, in a phased approach through our business units. The upgrade will facilitate the strategic objective of improving and modernizing system functionality and business agility. Additionally, our strategy has been to implement our ERP system in the businesses that have been added to the Gildan group through acquisitions, with a view to ensuring the most efficient operational and financial integration.

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
Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibers are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts in advance of delivery and derivative financial instruments to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims.
Business acquisitions may affect the comparability of results. As noted in the table under “Summary of quarterly results” in section 5.6 of our 2016 Annual MD&A, the quarterly financial data reflects the acquisition of Peds effective August 22, 2016, the acquisition of Alstyle effective May 26, 2016, and the acquisition of Comfort Colors effective March 2, 2015. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. The effect of asset write-downs, including provisions for bad debts and slow moving inventories, can also affect the variability of our results. Subsection 5.4.4 entitled “Restructuring and acquisition-related costs” in our 2016 Annual MD&A contains a discussion of costs related to the Company’s restructuring activities and business acquisitions.
Our reported amounts for net sales, SG&A expenses and financial expenses/income are impacted by fluctuations in the U.S. dollar versus certain other currencies as described in the “Financial risk management” section of our 2016 Annual MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

Trade Regulation
As a multinational corporation, we are affected by domestic tariffs, international trade legislation, as well as bilateral and multilateral trade agreements in the countries in which we operate, source and sell products. In order to remain globally competitive, we have situated our manufacturing facilities in strategic locations to benefit from various free trade agreements and preferential trade programs. Furthermore, management continuously monitors new developments and evaluates risks relating to duties, tariffs, and quotas that could impact our approach to global manufacturing and sourcing and makes adjustments as needed.

The United States has implemented several free trade agreements and trade preference programs to enhance trade with certain countries such as the North America Free Trade Agreement (“NAFTA”), the Dominican Republic-Central America-United States Free Trade Agreement (“CAFTA-DR”), the Caribbean Basin Trade Partnership Act and the Haitian Hemispheric Opportunity through Partnership Encouragement Act (“HOPE”), which allow qualifying textiles and apparel from participating countries duty-free access to the U.S. market.

The United States adopted CAFTA-DR and HOPE (as amended by HOPE II legislation in 2008 and by the Haitian Economic Lift Program legislation in 2010) to strengthen and develop U.S. economic relations and expand trade with Central America, the Dominican Republic and Haiti, where we have substantial manufacturing operations and activities.

In 2012, the United States implemented free trade agreements with South Korea, Colombia and Panama. In 2015, the United States concluded free trade negotiations with a group of countries under the umbrella of the Trans-Pacific Partnership (“TPP”). In January 2017, the new Administration of the United States issued a Presidential Memorandum directing the withdrawal of the United States from the TPP agreement. At this point there is uncertainty as to the future of the agreement. As a result of the U.S. withdrawal from the TPP, the remaining countries participating in the TPP are Australia, Brunei, Canada, Chile, Mexico, Malaysia, New Zealand, Peru, Singapore, Japan and Vietnam. Should the TPP agreement or any other new free trade agreement come into force in the future, this may negatively affect our competitive position in the various other countries in which we sell our products.

The new Administration in the United States has also indicated its intention to enter into discussion to renegotiate NAFTA which includes the United States, Canada and Mexico as participating countries to the agreement. The renegotiation of NAFTA, a U.S. withdrawal from NAFTA, or the movement to a bilateral agreement with Canada that would exclude Mexico could adversely impact the overall competitiveness of our Mexico and Canadian manufacturing supply chains.

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

The European Union has preferential trade agreements with other European countries and with countries outside of Europe. For example, the European Union maintains a Generalized System of Preferences (“GSP”) and the Everything But Arms programs. These programs allow duty-free entry into the European Union of qualifying articles, including apparel, from developing countries such as Honduras and Nicaragua, and least developed countries, including Haiti and Bangladesh. Certain provisions further enhance duty-free access to the European Union of qualifying apparel articles, including, potentially, apparel articles from Pakistan, which could negatively impact our competitive position in the European Union. The European Union also reinstated the GSP preference to Myanmar/Burma in 2013.

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

On June 23, 2016, the United Kingdom voted to leave the European Union. Following an exit of the United Kingdom from the European Union, Should the United Kingdom fail or delay ratify identical or similar agreements to the ones in effect in the European Union, this could adversely impact the competitiveness of our supply chain in servicing the United Kingdom.

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

Overall, new agreements or arrangements that further liberalize access to our key country markets could potentially adversely impact our competitiveness in those markets. Meanwhile, we are monitoring recent political developments in the United States that have raised questions about the United States' commitment to existing free trade agreements, such as NAFTA. The likelihood that any such agreements, measures or programs will be adopted, or that the agreements and preference programs around which we have built our manufacturing supply chain will be modified, repealed, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.

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

Product Safety Regulation
We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008, the Federal Hazardous Substances Act, the Flammable Fabrics Act, the Toxic Substances Control Act, and rules and regulations enacted pursuant to these statutes. Such laws provide for substantial penalties for non-compliance. These statutes and regulations include requirements for testing and certification for flammability of textiles used in apparel, for lead content and lead in surface coatings in children’s products, and for phthalate content in child care articles, including plasticized components of children’s sleepwear. We are also subject to similar laws and regulations, and to additional warning and reporting requirements, in the various individual states in which our products are sold.

In Canada, we are subject to similar laws and regulations, the most significant of which are the Hazardous Products Act and the Canada Consumer Product Safety Act, which apply to manufacturers, importers, distributors, advertisers, and retailers of consumer products.
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
Intellectual Property
Trademarks, trade names, and domain names, as well as related logos, designs and graphics, provide substantial value in the development and marketing of the Company’s products and are important to our continued success. As a result of successive acquisitions over the past years, we now own a large portfolio of trademarks covering, among others, the Gildan, GoldToe, Anvil, Secret, Comfort Colors, Peds, Alstyle and American Apparel families of brands, with trademarks registered in Canada, in the U.S. and in many other countries where our products are manufactured and/or sold. In addition, we continue to expand registration of these marks internationally and we vigorously monitor and enforce the Company’s intellectual property against infringement and violations where and to the extent legal, feasible and appropriate.
We have an exclusive license for Under Armour® branded socks in the U.S., as well as an exclusive worldwide license for certain Mossy Oak® brands in relation to designated apparel products. We also own a license for New Balance® branded basic, performance and fleece apparel in the U.S. and Canada for the printwear industry.
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
Effective September 8, 2016, Gildan was included in the Dow Jones Sustainability World Index (“DJSI World”) for a fourth consecutive year and currently remains the only North American company to be named to DJSI World under the Textiles, Apparel and Luxury Goods sector. Gildan is also pleased to have been included for the first time, in the last year, in the Dow Jones Sustainability North America Index. The Dow Jones Sustainability Indices (“DJSI”) track the financial performance of the leading sustainability-driven companies worldwide. These indices serve as benchmarks for investors who integrate sustainability considerations into their investment philosophy. The annual DJSI review is based on a thorough analysis of corporate economic, environmental and social performance carried out by RobecoSAM, an investment specialist focused exclusively on sustainability investing. The analysis covers issues such as supply chain standards and labour practices, environmental policy/management systems, corporate governance and risk management.
Social Compliance
We provide favourable working conditions for all our employees worldwide. All of Gildan’s operations are governed by the Company’s Code of Conduct, which is based on the International Labour Organization Conventions and which also encompasses elements set forth by the Fair Labor Association (“FLA”), and the Worldwide Responsible Accredited Production (“WRAP”), as well as best practices commonly agreed upon in the area of corporate social responsibility.

We have implemented internal and external monitoring programs that allow us to verify compliance not only with local labour laws, but with internationally-recognized labour standards as well. Our social compliance monitoring is composed of both external third-party audits and internal monitoring audits. Internal audits are done on an unannounced basis while independent third-party monitors also regularly audit our plants, both on an announced and unannounced basis. During fiscal 2016, a total of 214 audits were performed in our facilities and in the facilities of our third-party contractors. 39% of these audits were carried out by external auditors, 64% of which were mandated by our customers.

In November 2003, we joined the FLA as a “Participating Company”. The FLA is internationally recognized and respected as a non-profit organization whose goal is to promote adherence to international labour standards and to improve working conditions for employees worldwide. In 2007, Gildan became the first vertically-integrated apparel manufacturer to have its social compliance program accredited by the FLA.

All of our sewing facilities, including our vertically integrated textile and sewing facility in Bangladesh, as well as our contractors’ facilities in Haiti, have been certified or are in the process of being certified by WRAP, an independent, non-profit organization dedicated to the promotion and certification of lawful, humane and ethical manufacturing throughout the world. WRAP, through independent third-party verification, certifies facilities that comply with its code of conduct. In addition, our sewing facilities in Nicaragua, as well as our contractors’ facilities in Haiti, are members of the Better Work Programme, which is a comprehensive collaborative programme between the United Nation's International Labour Organization and the International Finance Corporation designed to improve working conditions and respect of labour rights of workers, and boost the competitiveness of apparel businesses. All of our third-party sewing contractors are contractually required to follow prescribed employment policies as well as our Code of Conduct.
Environmental Compliance
Gildan operates within the guidelines and practices set forth in its Corporate Environmental Policy and in its Environmental Code of Practice. The purpose of our Environmental Management System is to reduce our environmental impact and to preserve the external natural resources the Company utilizes. Innovative systems such as the biotop, a biological wastewater treatment system, and our biomass steam generation systems are some of the sustainable practices we have put in place. The Company monitors, controls and manages other environmental issues through policies which include, but are not limited to, recycling and creation of measures for waste prevention, minimization and recovery and the treatment at all stages of the production cycle including the off-site disposal of any hazardous waste.

Environmental audits are conducted on a regular basis in order to evaluate the efficiency and the effectiveness of our Environmental Management System. These audits help us ensure that our operations are compliant with local laws and regulations, as well as with our stringent internal standards. In 2016, we conducted 26 environmental audits at Gildan-owned facilities.

We are subject to various federal, state, local and other government environmental and occupational health and safety laws and regulations in the different jurisdictions in which we operate, concerning, among other things, wastewater discharges, air emissions, storm water flows, and solid waste disposal. Through our Corporate Environmental Policy, Environmental Code of Practice and Environmental Management System, we seek not only to comply with all applicable laws and regulations, but also to reduce our environmental footprint through waste prevention, recovery and treatment. Although we believe that we are currently in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located, the extent of our liability, if any, for past failures to comply with laws, regulations and permits applicable to our operations cannot be reasonably determined. During fiscal 2013, Gildan was notified that a Gold Toe subsidiary has been identified as one of numerous “potentially responsible parties” at a certain waste disposal site undergoing an investigation by the Pennsylvania Department of Environmental Protection under the Pennsylvania Hazardous Sites Cleanup Act and the Solid Waste Management Act. As a result of activities alleged to have occurred during the 1980’s, Gildan could be liable to contribute to the costs of any investigation or cleanup action which the site may require, although to date we have insufficient information from the authorities as to the potential costs of the investigation and cleanup to reasonably estimate Gildan’s share of liability for any such costs, if any.

In line with our commitment to the environment, as well as to the health and safety of our employees, we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. There can be no assurance that future changes in federal, state, local or other government regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures or result in a disruption to our supply chain that could have a adverse effect on our business.

For more information on our Gildan Genuine Stewardship program, you can visit www.genuinegildan.com.

Risk Factors
Please see the “Financial Risk Management”, “Critical Accounting Estimates and Judgments”, and the “Risks and Uncertainties” sections of our 2016 Annual MD&A beginning on page 29, page 34 and page 38, respectively, which are incorporated herein by reference.

Employees
Gildan employs over 48,000 employees worldwide. The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. Some of our employees are members of labour organizations and, since 2012, we are a party to collective bargaining agreements at four of our sewing facilities in Central America and a distribution center in the United States.
DIVIDEND POLICY
In December 2010, the Company announced the adoption of a dividend policy which aims to declare and pay cash dividends on a quarterly basis.

The Board of Directors considers several factors when reviewing dividend payments, including the Company’s present and future earnings, cash flows, capital requirements and future regulatory restrictions, while complying with laws governing the Company. There can be no assurance as to the amount or timing of dividends in the future.

For each of the three most recently completed financial years, the Company declared and paid dividends on its Common Shares as follows:

Date of Dividend Declaration	Amount of Dividend per Common Share
November 20, 2013	$0.054(1)
February 10, 2014	$0.054(1)
May 1, 2014	$0.054(1)
July 30, 2014	$0.054(1)
December 3, 2014	$0.065(1)
February 4, 2015	$0.065(1)
February 4, 2015	One Common Share, with the same effect as a two-for-one stock-split
May 13, 2015	$0.065
July 30, 2015	$0.065
November 11, 2015	$0.065

Date of Dividend Declaration	Amount of Dividend per Common Share
November 20, 2013	$0.054(1)
February 10, 2014	$0.054(1)
February 24, 2016	$0.078
May 4, 2016	$0.078
July 27, 2016	$0.078
November 3, 2016	$0.078
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
Rank
The First Preferred shares rank senior to the Second Preferred shares and to the Common Shares with respect to the payment of dividends, return of capital and the distribution of assets in the event of the liquidation, dissolution or winding‑up of Gildan. The First Preferred shares in each series rank equally with the First Preferred shares of any other series.
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
Rank
The Second Preferred shares are subject and subordinate to the rights, privileges, restrictions and conditions attaching to the First Preferred shares. The Second Preferred shares rank senior to the Common Shares with respect to payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding‑up of Gildan. The Second Preferred shares in each series rank equally with the Second Preferred shares of any other series.
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

The table below shows the monthly price range per Common Share and the trading volume of the Common Shares for the fiscal year ended January 1, 2017 on the TSX (in Cdn$) and on the NYSE (in US$).

COMMON SHARES
Toronto Stock Exchange (TSX)(1)				New York Stock Exchange (NYSE)(2)
Month	High	Low	Trading Volume	Month	High	Low	Trading Volume
January 2016	39.31	35.04	14,079,249	January 2016	28.21	24.91	4,065,871
February 2016	35.65	31.24	16,482,635	February 2016	26.34	22.43	7,465,214
March 2016	39.83	35.12	15,354,352	March 2016	30.67	26.05	4,503,945
April 2016	40.47	38.20	13,542,744	April 2016	31.84	29.49	3,522,270
May 2016	41.00	37.14	14,607,813	May 2016	31.96	28.31	3,940,144
June 2016	39.62	35.28	12,256,209	June 2016	30.85	26.90	3,166,812
July 2016	41.48	37.99	12,431,266	July 2016	32.20	28.96	3,324,511
August 2016	39.21	37.41	9,141,606	August 2016	30.28	28.71	2,614,530
September 2016	38.98	35.90	9,738,939	September 2016	30.16	27.22	3,194,027
October 2016	36.70	34.27	9,229,444	October 2016	27.98	25.56	3,410,049
November 2016	37.49	32.99	14,471,351	November 2016	27.96	24.61	4,667,688
December 2016	37.40	34.01	13,189,114	December 2016	28.14	25.31	4,835,375
(1) The trading volumes do not reflect any trades done on alternative trading systems and only represent approximately 62% of all trades executed in Canada.
(2) The trading volumes do not reflect any trades done on alternative trading systems and only represent approximately 34% of all trades executed in United States.

DIRECTORS AND OFFICERS
Listed below is certain information about the current directors of Gildan. The directors have served in their respective capacities since their election and/or appointment and will continue to serve until the next annual meeting of shareholders or until a successor is duly elected.

Name and Municipality of Residence	Principal Occupation	Director Since
Glenn J. Chamandy Westmount, Québec, Canada	President and Chief Executive Officer of the Company	May 1984
William D. Anderson(4) Toronto, Ontario, Canada	Corporate Director	May 2006
Donald C. Berg(1)(2) Prospect, Kentucky, United States	President of DCB Advisory Services (consulting services to food and beverage companies)	February 2015
Russell Goodman(1)(3) Mont Tremblant, Québec, Canada	Corporate Director	December 2010
George Heller(2)(3) Toronto, Ontario, Canada	Corporate Director	December 2009
Anne Martin-Vachon(2)(3) Mississauga, Ontario, Canada	President of The Shopping Channel (television shopping service)	February 2015
Sheila O’Brien (1)(3) Calgary, Alberta, Canada	Corporate Director and President of Belvedere 1 Investments Ltd. (private investment company)	June 2005
Gonzalo F. Valdes-Fauli(1)(2) Key Biscayne, Florida, United States	Chairman of BroadSpan Capital LLC (investment banking firm)	October 2004

(1)	Member of the Audit and Finance Committee.

(2)	Member of the Corporate Governance and Social Responsibility Committee.

(3)	Member of the Compensation and Human Resources Committee.

(4)	Chairman of the Board.
Listed below is certain information about the executive officers of Gildan in office as of the date hereof.

Name and Municipality of Residence	Position Held Within the Company and Principal Occupation
Glenn J. Chamandy(1) Westmount, Québec, Canada	President, Chief Executive Officer and Director
Rhodri J. Harries(1) Westmount, Québec, Canada	Executive Vice‑President, Chief Financial and Administrative Officer
Michael R. Hoffman St. Peter, Barbados	President, Printwear
Benito A. Masi Panama City, Panama	Executive Vice‑President, Manufacturing
Eric R. Lehman Mt. Pleasant, South Carolina, United States	President, Branded Apparel
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
William D. Anderson has had a career as a business leader in Canada spanning over thirty years. Mr. Anderson joined the Bell Canada organization in 1992, where, from 1998 to 2001, he served as Chief Financial Officer of BCE Inc., Canada’s largest telecommunications company. From 2001 to 2005, Mr. Anderson served as President of BCE Ventures, the strategic investment unit of BCE Inc. and, from 2001 to 2007, he was the Chairman and Chief Executive Officer of Bell Canada International Inc., a subsidiary of BCE Inc. formed to invest in telecommunications operations outside Canada. Prior to joining the Bell Canada organization, Mr. Anderson was in public practice for nearly twenty years with the accounting firm KPMG LLP, where he was a partner for eleven years. Mr. Anderson also serves on the Board of Directors of Sun Life Financial Inc., an international financial services organization, where he is also the Chairman of the Audit and Conduct Review Committee as well as a member of the Risk Review Committee. Mr.

Anderson was educated at the University of Western Ontario and is a Fellow of the Institute of Chartered Accountants of Ontario and a Fellow of the Institute of Corporate Directors.
Donald C. Berg is President of DCB Advisory Services, providing consulting services to food and beverage companies ranging from multi-national conglomerates to start-up companies. Mr. Berg retired in April 2014 as Executive Vice President, Chief Financial Officer at Brown-Forman Corporation, a U.S. based producer and marketer of fine quality beverage alcohol brands and one of the largest companies in the global wine and spirits industry. Mr. Berg’s career at Brown-Forman Corporation spanned over 25 years, where he held various executive positions including as President of its Advancing Markets Group, President of Brown-Forman Spirits Americas, the company’s largest operating group, head of its corporate development and strategy functions and director of its mergers and acquisitions group. Prior to joining Brown-Forman, Mr. Berg has had a wide variety of finance, sales and marketing roles with respected national and international firms after beginning his career as a certified chartered public accountant with Ernst & Whinney. Mr. Berg is also a member of the Board of Directors of Meredith Corporation, a publicly-held media and marketing company, where he is also a member of the Audit Committee and the Finance Committee. He holds a Master of Business Administration from the Wharton School of Business and earned his Bachelor of Arts degree in accounting and business administration from Augustana College in Illinois.
Russell Goodman has had a 35 year career in business, serving as a corporate director since 2010. Mr. Goodman is presently a member of the Board of Directors and Governance and Nominating and Audit Committees of Metro Inc., a leader in the grocery and pharmaceutical distribution sectors in Canada. He is also a member of the Board of Directors, Chairman of the Audit Committee and member of the Compensation Commitee of Northland Power Inc., a leading global independent power producer. From 2010 to 2016, Mr. Goodman was a director of Whistler Blackcomb Holdings Inc., where he was chairman of the Audit and Special Committees. From 1998 to June 2011, Mr. Goodman was a partner of PricewaterhouseCoopers LLP, where he was a member of the Americas’ and Canadian Leadership teams. During that period, he served as Managing Partner of Project Finance and Privatization for the Americas, Global Leader for Transportation Services, Managing Partner of the Montréal office and Canadian Managing Partner of the Transactions businesses. In the not-for-profit sector, Mr. Goodman has served on a number of boards, including Centraide of Greater Montreal where he was Vice Chairman of the Board, Pointe-à-Callière Museum Foundation, where he was Chairman of the Board and Alpine Canada. He also previously served as President of the Canadian Club of Montréal. He is a Fellow of the Order of Chartered Professional Accountants of Quebec and is certified by the Institute of Corporate Directors. Mr. Goodman was educated at McGill University.
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
Anne Martin-Vachon is President of The Shopping Channel, a division of Rogers Media. She is responsible for driving the retailer's multiplatform strategy and overseeing all operations of the business. Prior to this, Ms. Martin-Vachon was Chief Merchandising, Planning and Programming Officer at HSN, Inc. a leading interactive multi-channel entertainment and lifestyle retailer. Before joining HSN, Ms. Martin-Vachon held various executive positions in the consumer packaged goods and retail industry, including as Chief Marketing Officer at Nordstrom, Inc., a leading fashion specialty retailer operating 293 stores in 38 U.S. states, Chief Executive Officer at Lise Watier Cosmétiques, Inc., a Canadian-based beauty and skincare company, and Chief Marketing Officer at Bath & Body Works, LLC, which operates retail stores for personal care products. Ms. Martin-Vachon began her career at The Procter & Gamble Company, where she spent more than twenty years in a variety of leadership positions across the company’s portfolio of beauty, personal care and household brands. She currently serves on the Board of Directors of Retail Council of Canada, a not-for-profit industry-funded association representing more than 45,000 store fronts of all retail formats across Canada, including department, specialty, discount, and independent stores, and online merchants. Ms. Martin-Vachon holds a Master of Business Administration from McGill University and earned her Bachelor of Arts degree in business administration at the University of Québec in Trois-Rivières.
Sheila O’Brien is a business advisor, corporate director and President of Belvedere 1 Investments Ltd. She has over thirty years’ experience in the oil and gas, pipeline and petrochemical sectors in Canada, the United States and Europe. She has held executive positions in the areas of human resources, investor relations, public affairs and government relations with Amoco International, Petro-Canada and Nova Chemicals Corporation. She created and implemented an innovative workforce restructuring program based on the dignity of the employee, which was designated a Worldwide Best Practice by Watson Wyatt International Consultancy. In addition, she has been active in the not-for-profit sector, having served on over 25 boards of directors, dealing primarily with human rights, women’s rights and giving voice to marginalized members of society, and is the founder of several enduring community events celebrating the accomplishments of women. She was invested in the Order of Canada in 1998 and was awarded the Diamond Jubilee Medal in 2012 for community service. She has served on the boards of directors of TransForce Income Fund, Canada’s largest trucking enterprise, publicly-traded and headquartered in Montréal, Skye Resources, a Vancouver-based, publicly-traded nickel mining company with assets in Guatemala, CFM Majestic, a Mississauga-based publicly-traded fireplace manufacturing company, and Advantage Oil & Gas Ltd., an Alberta-based publicly-traded oil and natural gas company. She currently serves on the Board of Directors of PPP Canada, a federal crown corporation with a mandate to improve the delivery of public infrastructure. Ms. O’Brien is the co-author of three books “An Extraordinary West – A Narrative Exploration of Western Canada’s Future” published in November 2010, “Catching a Rising Tide – A Western Energy Vision for Canada” published in November 2011 and “A Place to Call Home” published in November 2012. She is a graduate of the MTC program at the University of Western Ontario, and completed a one-year sabbatical on creativity and innovation at various U.S. schools in 1990.
Gonzalo F. Valdes-Fauli is Chairman of the Board of BroadSpan Capital LLC, an investment banking firm specializing in financial advisory services. Mr. Valdes‑Fauli retired from Barclays Bank PLC, a major UK-based global bank, in 2001, where he held the position of Vice-Chairman, Barclays Capital, and Group Chief Executive Officer, Latin America. Mr. Valdes-Fauli also serves on the Board of Directors of The Blue Foundation, a health insurance provider wholly owned by the Blue Cross and Blue Shield of Florida, and was Chairman of the Board of Republic Bank of Dominican Republic, a financial services provider, until November 2007. He is Trustee Emeritus of the University of Miami and Spring Hill College in Mobile, Alabama. Mr. Valdes-Fauli holds a Master’s Degree in international finance from Thunderbird Graduate School for International Management.
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
As at February 23, 2017, the executive officers and directors of the Company as a group beneficially own 3,967,700 Common Shares, which represents 1.72% of the voting rights attached to all Common Shares.
AUDIT AND FINANCE COMMITTEE DISCLOSURE
Mandate of the Audit and Finance Committee
The mandate of the Audit and Finance Committee is included herewith as Appendix A.
Composition of the Audit and Finance Committee
The Audit and Finance Committee is composed of four independent and financially literate directors, as such terms are defined under Canadian and U.S. securities laws and regulations, and in accordance with the NYSE Corporate Governance Standards. Their education and experience relevant to the performance of their responsibilities as members of the Audit and Finance Committee are as follows:
Donald Berg – Mr. Berg is President of DBC Advisory Services, providing consulting services to food and beverage companies. Mr. Berg retired in April 2014 as Executive Vice President, Chief Financial Officer at Brown-Forman Corporation. Prior to joining Brown-Forman, Mr. Berg has had a wide variety of finance roles with respected national and international firms after beginning his career as a certified chartered public accountant with Ernst & Whinney. Mr. Berg is also a member of the Audit Committee and Finance Committee of Meredith Corporation. He holds a Master of Business Administration from the Wharton School of Business and earned his Bachelor of Arts degree in accounting and business administration from Augustana College in Illinois.
Russell Goodman – Mr. Goodman is the Chairman of the Audit and Finance Committee and a corporate director. He was previously a senior partner of PricewaterhouseCoopers LLP, where he served successively as Managing Partner of Project Finance and Privatization for the Americas, Managing Partner of the Montréal office, and Canadian Managing Partner of the Transactions business. Prior to this, Mr. Goodman served for twenty-one years with Price Waterhouse LLP, including eleven years as a partner. He is presently a member of the Board of Directors and Audit Committee of Metro Inc. He is also Chairman of the Audit Committee of Northland Power Inc. He was Chairman of the Audit Committee and a member of the Human Resources Committee of Whistler Blackcomb Holdings Inc. from 2010 to 2016. He is a Fellow of the Order of Chartered Professional Accountants of Quebec and is certified by the Institute of Corporate Directors. Mr. Goodman was educated at McGill University.
Sheila O’Brien – Ms. O’Brien is a business advisor, corporate director and President of Belvedere 1 Investments Ltd. She has over thirty years’ experience in the oil and gas, pipeline and petrochemical sectors in Canada, the United States and Europe. She has held executive positions in the areas of human resources, investor relations, public affairs and government relations with Amoco International, Petro-Canada and Nova Corporation. Ms. O’Brien has served on the Boards of Directors of TransForce Income Fund, Skye Resources, and CFM Majestic. She currently serves on the Board of Directors of PPP Canada. As Chair of Gildan’s Compensation and Human Resources Committee, Ms. O’Brien is required to sit on the Audit and Finance Committee.
Gonzalo F. Valdes-Fauli – Mr. Valdes-Fauli is the Chairman of BroadSpan Capital LLC, an investment banking firm specializing in financial advisory services. He retired from Barclays Bank PLC in 2001, where he held the position of Vice-Chairman, Barclays Capital, and served as Group Chief Executive Officer of Barclays Bank Latin America from 1988 to 2001. Mr. Valdes-Fauli also served as Chairman of the Board of Republic Bank of Dominican Republic until November 2007. Mr. Valdes-Fauli has more than thirty years of experience in finance and holds a Master’s Degree in international finance from Thunderbird Graduate School for International Management.
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
External Auditor Service Fees
The aggregate fees billed by KPMG LLP (“KPMG”), the Company’s external auditor, for various audit-related and non-audit services rendered for the fiscal years 2016 and 2015 were as follows:
Audit Fees — The aggregate audit fees billed by KPMG were Cdn$2,427,000 for Fiscal 2016 and Cdn$2,327,000 for Fiscal 2015. These services consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, consultation concerning financial reporting and accounting standards, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.
Audit-Related Fees — The aggregate audit-related fees billed by KPMG were Cdn$404,000 for Fiscal 2016 and Cdn$322,000 for Fiscal 2015. These services consisted of due diligence services relating to business acquisitions and also translation services in both years. Such due diligence services related primarily to financial accounting and internal control issues.
Tax Fees — The aggregate tax fees billed by KPMG were Cdn$1,274,000 for Fiscal 2016 and Cdn$1,001,000 for Fiscal 2015. These services consisted of tax compliance, including assistance with the preparation and review of tax returns, the preparation of annual transfer pricing studies and tax advisory services relating to domestic and international taxation.
All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were Cdn$40,000 for Fiscal 2016 and Cdn$125,000 for Fiscal 2015.
LEGAL PROCEEDINGS
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

MATERIAL CONTRACTS
Other than the agreements entered into during the normal course of business, the only material agreements entered into in fiscal 2016, or before fiscal 2016 and which are still in force, are the following:

•
The Shareholder Rights Plan Agreement approved by the Board of Directors on December 1, 2010, ratified by the Company’s shareholders at the annual shareholders’ meeting on February 9, 2011 and which was subsequently submitted to the Company’s shareholders for renewal at the annual shareholders meeting on February 6, 2014. This agreement will expire at the close of business on May 4, 2017, the date of the Company's next annual meeting of shareholders. This agreement was filed through SEDAR on December 3, 2010.

INTERESTS OF EXPERTS
KPMG, the external auditor of the Company, reported on the 2016 Financial Statements, which were filed with the securities regulatory authorities. KPMG LLP have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements included in this Annual Information Form constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the heading “Strategy and objectives” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our 2016 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, implementing new product introductions, increasing capacity, implementing cost reduction initiatives, and completing and successfully integrating acquisitions, including the Alstyle, Peds, and American Apparel acquisitions;

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

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-

looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Company’s equity compensation plans is contained in the management proxy circular for its most recent annual meeting of security holders that involve the election of directors. Additional financial information is provided in the 2016 Financial Statements and the 2016 Annual MD&A for its most recently completed financial year, both of which are incorporated herein by reference.
Copies of these documents and additional information relating to Gildan may be found on the SEDAR website at www.sedar.com and the EDGAR website at www.sec.gov and may also be obtained upon request to the Secretary of Gildan at the following address:
600 de Maisonneuve Boulevard West, 33rd Floor
Montréal, Québec
H3A 3J2
Telephone:  (514) 735‑2023
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

•
reviewing, with management and where appropriate, the external auditors, the financial information contained in prospectuses, offering memoranda, Annual Information Forms, Management Proxy Circulars, Forms 6‑K (including Supplemental Disclosure) and 40‑F and any other document required to be disclosed or filed by the Company before their public disclosure or filing with regulatory authorities in Canada or the United States of America;

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

•	reviewing hiring policies for employees or former employees of the Company’s firm of external auditors;

•	overseeing the rotation of lead, concurring and other audit partners.

(e)	Reviewing financings

•	reviewing the adequacy of the Company’s financing, including terms and conditions and related hedging of all new material financing arrangements and compliance therewith.

(f)	Evaluating the performance of the Audit Committee

•	overseeing the existence of processes to annually evaluate the performance of the Audit Committee.
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

An evaluation was carried out under the supervision of, and with the participation of, our management, including our principal executive officer and our principal financial officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 40-F. For the year ended January 1, 2017, management’s evaluation of the effectiveness of its disclosure controls and procedures excluded the disclosure controls and procedures of the acquired businesses of Alstyle Apparel, LLC (“Alstyle”) and Peds Legwear, Inc. (“Peds”), acquired by the Registrant on May 26, 2016 and August 22, 2016, respectively, the results of which are included in the audited annual consolidated financial statements of the Registrant for the year ended January 1, 2017, to the extent Alstyle's and Peds’ disclosure controls and procedures are subsumed by internal control over financial reporting. The consolidated results of the Registrant for the year ended January 1, 2017 included net sales of $118.6 million and net earnings of $1.8 million relating to Alstyle's and Peds’ results of operations since they were acquired. Alstyle and Peds accounted for $133.9 million of current assets, $66.1 million of non-current assets, $28.0 million of current liabilities, and $2.4 million of non-current liabilities in the Company’s audited consolidated statement of financial position as at January 1, 2017.

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

Under the supervision and with the participation of our principal executive officer and our principal financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of January 1, 2017, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that evaluation, which excluded the evaluation of internal control over financial reporting of Alstyle and Peds as described above, our principal executive officer and our principal financial officer concluded that our internal control over financial reporting was effective as of that date.

E.    Report of the registered public accounting firm.

KPMG LLP (“KPMG”), an independent registered public accounting firm, that audited and reported on our financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F, has issued a report on the effectiveness of our internal control over financial reporting as of January 1, 2017. The report is included on page 3 of the financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F.

F.    Changes in internal controls over financial reporting.

There have been no changes that occurred during the period beginning on January 4, 2016 and ended on January 1, 2017 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

H.    Code of Ethics

In 2016, the Registrant adopted a new Code of Ethics (the “Code of Ethics”) that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics built on the Registrant’s prior Code of Ethics and Code of Conduct, adopted in 2010, by including additional information on the procedures for reporting possible violations of the Code of Ethics, updated discussion of the Registrant’s corporate social responsibility objectives and anti-corruption policies and procedures, and new policies on the responsible use of social media by employees. The Code of Ethics is attached as Exhibit 99.6 to this Report on Form 40-F, is available at the Registrant’s website, http://www1.gildan.com/corporate/IR/corporateGovernance.cfm, and is available, without charge, in print to any shareholder who requests it.

I.    Principal Accountant Fees and Services

In addition to retaining KPMG to report upon the annual consolidated financial statements of the Registrant, the Registrant retained KPMG to provide various audit-related and non-audit services in fiscal 2016. The aggregate fees billed for professional services by KPMG for each of the last two (2) fiscal years, were as follows:

Audit Fees - The aggregate audit fees billed by KPMG were Cdn $2,427,000 for the fiscal year ended January 1, 2017 (“Fiscal 2016”) and Cdn $2,327,000 for the fifteen-month period ended January 3, 2016 (“Fiscal 2015”). These services consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, consultation concerning financial reporting and accounting standards, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.
Audit-Related Fees - The aggregate audit-related fees billed by KPMG were Cdn $404,000 for Fiscal 2016 and Cdn $322,000 for Fiscal 2015. These services consisted of due diligence services relating to business acquisitions and also translation services in both years. Such due diligence services related primarily to financial accounting and internal control issues.
Tax Fees - The aggregate tax fees billed by KPMG were Cdn $1,274,000 for Fiscal 2016 and Cdn $1,001,000 for Fiscal 2015. These services consisted of tax compliance, including assistance with the preparation and review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies, and tax advisory services relating to domestic and international taxation.
All Other Fees - The aggregate fees billed by KPMG for all other professional services rendered were Cdn $40,000 for Fiscal 2016 and Cdn $125,000 for Fiscal 2015.
All fees billed to the Registrant by KPMG in Fiscal 2016 were pre-approved by the Registrant’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate and pursuant to applicable legislation. The mandate of the Audit and Finance Committee is available on the Registrant’s website at www1.gildan.com/corporate/IR/corporateGovernance.cfm.

In Fiscal 2016 and Fiscal 2015, the Company’s Audit and Finance Committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.

J.    Off-Balance Sheet Arrangements

Operating Leases and Commitments

The Registrant has no commitments that are not reflected in its balance sheets except for purchase obligations, minimum annual lease payments under operating leases which are primarily for premises and minimum royalty payments, which are included in the table of contractual obligations on page 32 of its Management’s Discussion and Analysis (see Exhibit 99.1) (the “MD&A”). As disclosed in Note 23(b) to the Registrant’s Consolidated Financial Statements (see Exhibit 99.2), the Registrant has issued financial guarantees, irrevocable standby letters of credit and surety bonds primarily from various servicing agreements amounting to $53.8 million at January 1, 2017.

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
M.    Identification of the Audit Committee
The Registrant has a separately-designated standing audit committee, known as the Audit and Finance Committee, established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Registrant’s Audit and Finance Committee are Mr. Donald C. Berg, Mr. Russell Goodman, Ms. Sheila O’Brien, and Mr. Gonzalo F. Valdez-Fauli. Please refer to the section of our Annual Information Form entitled “Audit and Finance Committee Disclosure”, incorporated by reference herein, for additional information.
N.    Summary of Significant Differences from NYSE Corporate Governance Rules
The Registrant is committed to adopting and adhering to corporate governance practices that either meet or exceed applicable Canadian and U.S. corporate governance standards. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"), the Registrant complies with all applicable rules adopted by the Canadian Securities Administrators as well as the rules of the U.S. Securities and Exchange Commission giving effect to the provisions of the U.S. Sarbanes-Oxley Act of 2002.

Although many of the NYSE Corporate Governance Standards (the "NYSE Standards") do not apply to the Registrant, it nevertheless voluntarily complies with most of the NYSE Standards. In fact, the Registrant’s corporate governance practices differ significantly in only one respect from those required of U.S. domestic issuers under the NYSE Standards, which is with respect to the approval of equity compensation plans. The NYSE Standards require shareholder approval of all equity compensation plans and material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. The TSX Rules, however, do not require shareholder approval in all those circumstances. Hence, only the creation or material amendments to equity compensation plans that provide for new issuances of securities are subject to shareholder approval. The Registrant has in place plans which did not require the approval of its shareholders under the TSX Rules but which could have required the approval of its shareholders under the NYSE Standards as applicable to U.S. domestic issuers.

O.    Our Website is Not Part of this Annual Report
All references in this Annual Report on Form 40-F to websites are inactive textual references, and information contained in or otherwise accessible through the websites mentioned in this Annual Report on Form 40-F does not form part of this Annual Report on Form 40-F.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
DATED: February 24, 2017
GILDAN ACTIVEWEAR INC.
/s/ Lindsay Matthews
Name: Lindsay Matthews

Title:	Vice-President, General Counsel and Corporate Secretary

-

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management’s Discussion and Analysis of the Registrant for the year ended January 1, 2017
99.2	Audited comparative consolidated financial statements of the Registrant as at and for the year ended January 1, 2017
99.3	Consent of KPMG LLP
99.4	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)
99.5	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
99.6	Code of Ethics