Form 40-F
period 2017-12-31
Gildan Activewear Inc.
filed 2018-02-23
CIK 1061894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
Or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: December 31, 2017                        Commission File number: 01-14830
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
Common Shares:
219,203,297
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”), If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐ 82-	No ☑

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

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised accounting standards† provided pursuant to Section 13(a) of the Exchange Act ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

GILDAN ACTIVEWEAR INC.

ANNUAL INFORMATION FORM

for the year ended December 31, 2017
February 23, 2018

This Annual Information Form is dated February 23, 2018 and, except as otherwise indicated, the information contained herein is given as of February 23, 2018.
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
The information appearing in the extracts of the documents listed below and specifically referred to in this Annual Information Form is incorporated herein by reference:

-	Audited Consolidated Financial Statements as at and for the fiscal year ended December 31, 2017 (the “2017 Annual Financial Statements”);

-	Management’s Discussion and Analysis for the fiscal year ended December 31, 2017 (the “2017 Annual MD&A”); and

-	The latest Notice of Annual Meeting of Shareholders and Management Information Circular filed on SEDAR.
The foregoing documents are available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on the Company’s website at www.gildan.com/corporate.

This Annual Information Form contains certain forward-looking statements that are based on Gildan’s current expectations, estimates, projections and assumptions and that were made by Gildan in light of its experience and its perception of historical trends. Results indicated in forward-looking statements may differ materially from the actual results. Please refer to the cautionary statement on pages 29 to 30  of this Annual Information Form for further explanation.

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
On February 2, 2005, we filed Articles of Amendment in order to, among other things, (i) create a new class of common shares (the “Common Shares”), (ii) change each of the issued and outstanding Class A Subordinate Voting shares into the newly-created Common Shares, on a one-for-one basis, and (iii) remove the Class B Multiple Voting shares and the Class A Subordinate Voting shares as well as the rights, privileges, restrictions and conditions attaching thereto. On February 15, 2011, we filed Restated Articles of Incorporation in order to change the number of directors to a minimum of five and a maximum of twelve as determined by the directors from time to time and to appoint one or more directors in accordance with the law governing the Company.
Our principal executive offices and registered office are located at 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, Canada H3A 3J2, and our main telephone number at that address is (514) 735-2023.
Intercorporate Relationships
The following table indicates our principal subsidiaries, their jurisdiction of incorporation or formation and the percentage of voting securities or partnership interests that we beneficially own or over which we exercise direct or indirect control:

Subsidiary	Jurisdiction of Incorporation or Formation	Percentage of Voting Securities or Partnership Interests that Gildan held as at February 23, 2018
Gildan Activewear SRL	Barbados	100%
Gildan Branded Apparel SRL	Barbados	100%
Gildan USA Inc.	Delaware	100%
Gildan Yarns, LLC	Delaware	100%
Gildan Honduras Properties, S. de R.L.	Honduras	100%
Gildan Apparel (Canada) LP	Ontario	100%
Gildan Activewear (UK) Limited	United Kingdom	100%
Gildan Hosiery Rio Nance, S. de R.L.	Honduras	100%
Gildan Activewear Honduras Textile Company, S. de R.L.	Honduras	100%
Gildan Activewear (Eden) Inc.	North Carolina	100%
Gildan Mayan Textiles, S. de R.L.	Honduras	100%
A.K.H., S. de R. L.	Honduras	100%

The subsidiaries that have been omitted do not represent individually more than 10% of the consolidated assets and 10% of the consolidated revenue of Gildan, or in the aggregate more than 20% of the total consolidated assets and the consolidated revenue as at and for the year ended December 31, 2017.
GENERAL DEVELOPMENT OF THE BUSINESS
The following section describes how our business has evolved in the last three completed fiscal years and lists key events that have influenced the development of our business.
Recent Developments

•
Effective January 1, 2018, the Company consolidated its organizational structure and implemented executive leadership changes to better leverage its go-to-market strategy across its brand portfolio and to drive greater operational efficiency across the organization. The Company combined its Printwear and Branded Apparel operating businesses into one consolidated divisional operating structure centralizing marketing, merchandising, sales, distribution, and administrative functions to better position the Company to capitalize on growth opportunities within the evolving industry landscape. The combined organization will be led by Michael R. Hoffman, President, Sales, Marketing and Distribution, who was previously serving as President, Printwear. Eric Lehman, previously President, Branded Apparel announced he will leave the organization to pursue other opportunities effective June 30, 2018, following the integration of the two segments. The combination of the two operating businesses is intended to drive a leaner and more streamlined organization, which is expected to provide operational efficiencies as the Company leverages a common infrastructure to maximize the growth potential of its brands. The Company is currently reviewing its operating segment reporting in order to reflect the new organizational structure under which the business will be managed, and expects to report under one reportable business segment going forward.

•
On February 21, 2018, Gildan’s Board of Directors approved a 20% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.112 per Common Share payable on April 2, 2018 to shareholders of record on March 8, 2018.

•
On February 21, 2018, the Company received approval from the Toronto Stock Exchange (“TSX”) to renew its normal course issuer bid (“NCIB”) commencing on February 27, 2018 to purchase for cancellation up to 10,960,391 Common Shares, representing approximately 5% of the Company’s issued and outstanding Common Shares. As of February 16, 2018, the Company had 219,207,838 Common Shares issued and outstanding.

Gildan is authorized to make purchases under the NCIB during the period from February 27, 2018 to February 26, 2019 in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (“NYSE”), or alternative trading systems, if eligible, or by such other means as a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada. Under the bid, Gildan may purchase up to a maximum of 114,889 Common Shares daily through TSX facilities, which represents 25% of the average daily trading volume on the TSX for the most recently completed six calendar months. The price to be paid by Gildan for any Common Shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order.
Developments in Fiscal 2017

•
On February 8, 2017, the Company acquired the American Apparel® brand and certain assets from American Apparel, LLC, (“American Apparel”) which filed for Chapter 11 bankruptcy protection on November 14, 2016. The acquisition was effected through a court supervised auction during which Gildan emerged as the successful bidder with a final cash bid of $88.0 million. The Company also acquired inventory from American Apparel for approximately $10.5 million. The total consideration transferred for this acquisition was therefore $98.5 million (of which $91.9 million was paid in the fiscal year ended December 31, 2017, and $6.6 million was paid in the fourth quarter of fiscal 2016). The acquisition was financed by the utilization of the Company's long-term bank credit facilities. The American Apparel® brand is a highly recognized brand among consumers and within the North American printwear channel and is a strong complementary addition to Gildan’s growing brand portfolio. The acquisition provides the opportunity to grow American Apparel® sales by leveraging the Company’s extensive printwear distribution networks in North America and internationally to drive further share in the fashion basics category of these markets.

•
On February 22, 2017, Gildan’s Board of Directors approved a 20% increase in the amount of the quarterly dividend and declared a cash dividend of $0.0935 per Common Share payable each quarter of fiscal 2017.

•
On February 22, 2017, the Company received approval from the TSX to renew its NCIB commencing on February 27, 2017 to purchase for cancellation up to 11,512,267 Common Shares representing approximately 5% of the Company’s issued and outstanding Common Shares. As at February 17, 2017 (the reference date for the NCIB), the Company had 230,245,359 Common Shares issued and outstanding. The Company was authorized to make purchases under the NCIB until February 26, 2018. On November 2, 2017, the Company received approval from the TSX to amend its NCIB in order to increase the maximum number of Common Shares that may be repurchased to 16,117,175 Common Shares, representing 7.2% of the Company’s public float or 7% of the issued and outstanding Common Shares as at February 17, 2017. No other terms of the NCIB were then amended. During the twelve months period ended February 21, 2018, the Company repurchased and cancelled a total of 11,512,267 Common Shares under the NCIB for a total cost of $328.6 million, of which a total of 877,000 Common Shares were repurchased by way of private agreements with arm’s length third party sellers.

•
On February 22, 2017, the Company's Board of Directors approved a new shareholder rights plan (the “Rights Plan”) which became effective upon confirmation and approval by the shareholders of the Company at the annual general meeting of shareholders held on May 4, 2017. The Rights Plan is designed to ensure that all shareholders of the Company are treated fairly in connection with any take-over offer or other acquisition of control of the Company. The Rights Plan was not adopted in response to any specific proposal to acquire control of the Company, nor is the Board of Directors aware of any pending or threatened take-over bid for the Company. The Rights Plan is similar to plans recently adopted by other Canadian companies and approved by their shareholders, which include amendments to take into consideration the changes to the take-over bid rules that came into force in Canada on May 9, 2016. The Rights Plan will remain in effect until the close of business on the date of the Company’s annual meeting of shareholders in 2020, with one renewal option subject to shareholder approval, and subject to earlier termination or expiration of the Rights Plan in accordance with its terms. A complete copy of the Rights Plan can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

•
On July 17, 2017, the Company acquired substantially all of the assets of a ring-spun yarn manufacturer with two facilities located in Columbus, Georgia for cash consideration of $13.5 million, including a balance due of $1.3 million to be paid within eighteen months of closing. Production from the yarn facilities, which manufacture combed and carded ring spun yarns will be used to support our sales of fashion basics products and to round out our yarn requirement needs, in particular for specialty yarns. The Company expects that focusing production of specialty yarns in these facilities will enable additional efficiencies in the Company’s other larger plants.

•
On April 4, 2017, the Company acquired a 100% interest in an Australian based activewear distributor for cash consideration of $5.7 million. This business is part of the Company’s international sales strategy.

Developments in Fiscal 2016

•
On February 23, 2016, Gildan’s Board of Directors approved a 20% increase in the amount of the quarterly dividend and declared a cash dividend of $0.078 per Common Share payable each quarter of fiscal 2016.

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

•
On May 26, 2016, the Company acquired 100% of the equity interest of Alstyle Apparel, LLC and its subsidiaries (“Alstyle”), which constituted the apparel division of Ennis, Inc., for a total cash purchase price of $110 million. The acquisition of Alstyle expanded Gildan's penetration in printwear markets in the U.S., Canada and Mexico and broadened and complemented Gildan's position in the Western United States where Alstyle has a strong presence. With the acquisition, Gildan acquired Alstyle’s manufacturing operations in Mexico which are expected to enhance Gildan’s competitive positioning in the markets in which it competes and allow it to leverage advantageous preferential trade agreements providing duty-free access to markets in South America.

•
During the second quarter of 2016, the Company raised $600 million of long-term debt in order to support its net debt leverage target of one to two times adjusted EBITDA. Gildan management and the Board of Directors believe that the Company can make effective use of its balance sheet within this targeted net debt leverage range which is expected to allow the Company to continue to pursue complementary acquisitions, as a priority of use for cash, that can enhance its organic growth strategy, while also providing for return of capital to its shareholders through dividends and share repurchase programs.

•
In August 2016, the Company acquired 100% of the equity interest of Peds Legwear Inc. (“Peds”) for a total consideration of $51.9 million. Peds is a marketer of quality foot apparel and legwear products, including ladies no-show liners, socks and sheer, and therapeutic hosiery sold mainly under the Peds® and MediPeds® brands to U.S. and Canadian retailers. The rationale for the acquisition was to target revenue growth opportunities by leveraging Gildan's existing customer relationships to broaden the channels of distribution for the Peds® and MediPeds® brands and by extending these brands into Gildan’s other product categories. In addition, Peds distribution into the footwear channel provided broader access in this channel for Gildan’s brands and product portfolio.

Developments in Fiscal 2015

•
Effective October 6, 2014, the Company changed its year-end to the Sunday closest to December 31, rather than the first Sunday following September 28.  For purposes of its regulatory filings, the Company reported results for the fifteen-month transition period of October 6, 2014 through January 3, 2016. The Company’s first twelve-month fiscal year on a calendar basis began on January 4, 2016 and ended on January 1, 2017.

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

•
On December 4, 2014, the Company received approval from the TSX to implement a NCIB beginning December 8, 2014 and expiring December 7, 2015 to purchase for cancellation up to 6.1 million outstanding Common Shares (on a pre-split basis), representing approximately 5% of the Company’s issued and outstanding Common Shares. As of November 30, 2014, the Company had 122,478,794 Common Shares issued and outstanding (on a pre-split basis). During fiscal 2015, which ended January 3, 2016, the Company repurchased and cancelled a total of 1,525,000 Common Shares (on a pre-split basis) under its NCIB by way of private agreements with an arm’s length third party seller.

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

•
As part of its strategy to gain market penetration in the fashion basics segment of the North American printwear channel, the Company added the Comfort Colors® brand to its Printwear brand portfolio through the acquisition, on March 2, 2015, of substantially all of the operating assets of a company operating under the Comfort Colors trade name (“Comfort Colors”) for a total cash consideration of approximately $103 million. The acquired company was a leading supplier of garment-dyed undecorated basic T-shirts and sweatshirts for the North American printwear channel. As a highly recognized brand among consumers purchasing from college bookstores, specialty retail stores, and destination and resort shops, the addition of the Comfort Colors® brand complements the Company’s brand offering and positioning to continue to grow its sales of fashion basics in the U.S. printwear channel.

•
During fiscal 2015, the Company continued to make significant progress in its yarn spinning initiative. The Company essentially completed the production ramp-up of its new open-end yarn-spinning facility in Salisbury, and began production at its largest new yarn-spinning facility for ring-spun yarn in Mocksville, NC, which was then essentially ramped up during 2016. The Company started to generate cost reductions from these investments in the second half of calendar 2015 through 2017.

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

DESCRIPTION OF THE BUSINESS
Business Overview
Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia-Pacific, and Latin America, under a diversified portfolio of Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Gold Toe®, Anvil®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus™, Peds® and MediPeds®, and under the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada.
Gildan designs, manufactures, and markets activewear, underwear, socks, hosiery, and legwear products. Our products are sold to wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms. In addition, we sell directly to consumers through our own direct-to-consumer platforms.
Since its formation, the Company has made significant capital investments in developing its own large-scale, low-cost vertically integrated supply chain, encompassing yarn production, textile manufacturing, and final product assembly. The vast majority of Gildan's manufacturing operations are internally run and are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. Running its own operations enables the Company to ensure it operates as a socially responsible manufacturer employing industry-leading labour and environmental practices in adherence to its comprehensive corporate social responsibility program, which is consistently applied across all geographies in which it has a presence.
Strategy and Objectives
Our growth strategy is composed of the following strategic drivers:
1. Driving market leadership in imprintable fashion basics
We intend to continue to pursue growth in imprintable fashion basics. While the majority of the products we manufacture and market are considered basic, non-fashion apparel, and are replenishment-driven in nature, some of the brands under which we market our activewear products have more fashion and/or performance-driven elements. Within the imprintables channel, there are three brand positioning categories for activewear, namely “basics”, “fashion basics”, and “performance basics”. In basics, Gildan® is the leading brand. In more recent years, we have seen an acceleration of industry growth in the fashion basics and performance basics categories, due in part to end users shifting preference to lighter weight, softer fabrics (fashion basics), or garments offering attributes featuring moisture wicking and anti-microbial properties for long-lasting comfort and performance (performance basics). Fashion basics products are produced with higher quality ring-spun yarns in cotton and/or blended yarn fibres and may feature more fitted silhouettes, side seam stitching, and stretch attributes, among other characteristics. Currently, our share in these categories is not as high as in basics. Over the last few years, we have developed and acquired brands which are well positioned to drive growth in these categories. We have also invested in developing our own yarn-spinning manufacturing facilities, thereby securing our own cost-effective ring-spun yarn supply. In the fashion basics category, we sell our products under the Gildan® and Gildan® Hammer™ brands, as part of our opening-price-point offering, the Anvil® brand, the American Apparel® brand, which is positioned as a premium brand in fashion basics, and the Comfort Colors® brand, also a premium brand, featuring garment-dyed activewear products. In the sports performance category, we market our products under our Gildan Performance® brand offering. With strong brand positioning in these categories supported by cost-effective manufacturing operations, including yarn capabilities, we believe we are well positioned to drive further share penetration within imprintable fashion and performance basics.
2. Leveraging brand portfolio across channels, geographies, and e-commerce platforms
We are targeting to grow our sales by leveraging our brand portfolio across channels of distribution, geographical regions, and across our e-commerce infrastructure and on-line platforms of our customers. In addition, we believe we can leverage our extensive distribution network and capabilities to broaden the customer base and reach of our brands. Growth in on-line shopping is changing the overall market landscape. Printwear and retail channels are converging, accessibility to consumers and end-users through e-commerce is increasing, and "space" to market products on-line is not a limiting factor for growth as in the traditional brick and mortar retailer channel. Consequently, e-commerce is creating opportunities for our brands and is an area of focus and investment for the Company, including investments in enhancing direct-to-consumer distribution capabilities. At the same time, we are seeing a resurgence of private label brands by traditional retailers or wholesale distributors trying to differentiate their offerings and enhance profitability. While continuing to focus on our own brands, in light of the rising trend of retailers growing their own private label brands, the Company would consider supplying retailers with product for retailer private label programs which meet certain criteria, including size of program, financial return targets, terms of agreement, and working capital investment requirements among other factors of consideration. We have also developed strong relationships with, and are targeting to grow our sales as a supply chain partner to, a small number of select leading global athletic and lifestyle brands for which we manufacture products, but against which our brands do not compete.
3. Growing internationally
We are pursuing further growth in international markets where we estimate that the addressable market opportunity is large. Currently our sales outside the United States and Canada represent less than 10% of our total consolidated net sales. Our market presence internationally is focused in Europe, Asia-Pacific, and Latin America. We intend to continue to pursue further sales growth by leveraging the extensive breadth of our U.S. product line to further develop and widen our international product offering. Our current sales base has been established primarily through the sale of products marketed mainly under the Gildan® brand. We believe that, as the Company has and continues to build out its portfolio of brands, a number of our other brands, such as the Anvil®, American Apparel®, and Comfort Colors® brands, among others, can be well positioned to grow internationally by selling to wholesale distributors and screenprinters or embellishers, and directly to consumers through our own e-commerce platforms and international online retailers.
4. Further leveraging manufacturing infrastructure and enhancing distribution capabilities
We plan to continue to increase capacity to support our sales growth and to optimize our cost structure by investing in projects for cost reduction and further vertical integration. This will also support additional product quality enhancements. Specifically, we are currently investing in textile capacity and technology to enhance our capabilities in the production of fashion and performance garments where we expect a greater opportunity for growth. We are also evaluating opportunities to optimize production in existing facilities, which may contribute to increased capacity or cost reduction opportunities. The Company's current plans in expanding its manufacturing capacity include the development of a new facility in Honduras, Rio Nance 6, and the further ramp-up of production at its Mexican facility in Agua Prieta which was acquired as part of the Alstyle acquisition.

We have established extensive distribution operations worldwide through internally managed and operated distribution centres and through third-party logistics providers. In the context of a market landscape where e-commerce is growing quickly and where the Company plans to pursue this opportunity both domestically and internationally, we are investing in enhancing our direct-to-consumer fulfillment capabilities and speed to market. At the same time, we are evaluating our current infrastructure for potential opportunities for consolidation to drive operational efficiencies and/or to extend our reach by establishing capabilities in various geographies.
5. Pursue acquisitions to complement organic growth
We have established a capital allocation framework intended to enhance sales and earnings growth and shareholder returns. Beyond our dividend, our first priority for the use of free cash flow and debt financing capacity is completing complementary strategic acquisitions which meet our criteria. We have developed criteria for evaluating acquisition opportunities around three main considerations: (1) strategic fit; (2) ease of integration; and (3) financial targets, including return on investment thresholds, based on our risk-adjusted cost of capital.

Beyond dividends and acquisitions, when appropriate, we intend to use excess cash to repurchase shares under normal course issuer bid programs. The Company has set a net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months, which it believes will provide an efficient capital structure and a framework within which it can execute on its capital allocation priorities.
Operating Segment Reporting
For years ended December 31, 2017 and January 1, 2017, the Company managed and reported its business under two operating segments, Printwear and Branded Apparel, each of which was a reportable segment for financial reporting purposes with its own management that was accountable and responsible for the segment’s operations, results, and financial performance. These segments were principally organized by the major customer markets they served.

The Printwear segment serviced wholesale distributors and screenprinters in imprintables markets in over 60 countries across North America, Europe, Asia-Pacific, and Latin America by distributing undecorated activewear products in large quantities primarily to this customer base. The Branded Apparel segment marketed branded family apparel, including socks, underwear, activewear, sheer hosiery, and shapewear products to retailers and consumers in the United States and Canada.

The Company is currently reviewing its operating segment reporting in order to reflect the new organizational structure (as discussed in "Recent Developments") under which the business will be managed, and expects to report under one reportable business segment going forward.
Our Operations
Brands, Products and Customers
We manufacture and market a broad range of basic apparel products across a diversified portfolio of brands sold to a customer base which includes wholesale distributors, screenprinters/embellishers, retailers, and individual consumers.

Our primary product categories generating the greater part of our sales include activewear, socks, underwear, and hosiery, the vast majority of which we manufacture. Some of the brands also extend to other categories such as intimates, shapewear, denim, and peripheral or fringe products like caps, totes, towels, and other accessories which are primarily sourced through third-party suppliers.

The majority of our activewear products are sold as “blanks” or undecorated, without imprints or embellishment. Our activewear products are primarily sold to wholesale distributors who buy our products and sell the blanks to screenprinters/embelishers who decorate the products with designs and logos and in turn sell the imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. The activewear products have diverse applications, such as serving as work or school uniforms or athletic team wear or simply conveying individual, group, and team identity. In addition to activewear, as part of our basic family apparel product offering we sell socks and underwear for men, ladies, and kids, as well as hosiery, through various distribution tiers within the retail channel, including mass and dollar stores, department stores, national chains, sports specialty stores, craft stores, food and drug retailers, and price clubs, all of which sell to consumers. In addition, our products are sold to consumers through the e-commerce platforms of our retail customers and our own websites. The Company also manufactures products for select leading global athletic and lifestyle consumer brands against which our brands do not compete.

The following table summarizes our product and brand offerings:

Primary product categories	Product-line details	Brands
Activewear	T-shirts, fleece tops and bottoms, sport shirts	Gildan®, Gildan Performance®, Gildan Platinum®(1), Gildan® Hammer™, Smart Basics®, Comfort Colors®(2), American Apparel®, Anvil®, Alstyle®(2), Gold Toe®, Mossy Oak®(3)
Socks	athletic, dress, casual, workwear, legwear, therapeutic(5)
Gildan®, Gildan Platinum®(1), Smart Basics®, Under Armour®(4), Gold Toe®, PowerSox®, GT a Gold Toe Brand®, Silver Toe®, Signature Gold by Goldtoe®, Peds®, MediPeds®, Kushyfoot®(1), Therapy Plus®(1), All Pro®, Mossy Oak®(3)

Underwear	men's and boys' underwear (tops and bottoms), ladies panties	Gildan®, Gildan Platinum®(1),Smart Basics®, American Apparel®
Hosiery	sheer panty hose, tights, leggings	Secret®(1), Silks®(1), Secret Silky®, Peds®, American Apparel®
Intimates	ladies shapewear, intimates accessories	Secret®, American Apparel®
Other
To round out our product offerings for certain brands, we also offer other products, including but not limited to denim, jackets, sweaters, bodysuits, skirts, dresses, accessories, which are mainly sourced through third-party suppliers

(1) Gildan Platinum®, and Kushyfoot® are registered trademarks in the U.S. Secret®, Silks®, and Therapy Plus® are registered trademarks in Canada.
(2) Comfort Colors® and Alstyle® are registered trademarks in the U.S.
(3) Under license agreement - with worldwide distribution rights and exclusivity for certain product categories.
(4) Under license agreement for socks only - with exclusive distribution rights in the U.S. and Canada.
(5) Applicable only to Therapy Plus® and MediPeds®.
Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. Our vertically integrated manufacturing operations include capital-intensive yarn-spinning, textile, sock, and sheer hosiery manufacturing facilities, as well as labour-intensive sewing plants. At our yarn-spinning facilities we convert cotton and other fibers into yarn. In our textile plants we convert yarn into dyed and cut fabric, which is subsequently assembled into activewear and underwear garments primarily at sewing facilities which we operate in owned or leased premises. We also use third-party sewing contractors, although to a lesser extent, to satisfy some of our sewing requirements. In our integrated sock manufacturing facilities we convert yarn into finished socks. The majority of our sock production does not require sewing, as the equipment used in our facilities knits the entire sock with a seamless toe-closing operation

All of our yarn-spinning operations are in the United States, where we manufacture the majority of the yarn used to produce our products. We have seven facilities, including two facilities which were acquired as part of the July 2017 acquisition of substantially all of the assets of Swift Spinning, Inc. We also use third-party yarn-spinning suppliers, primarily in the United States, to satisfy the remainder of our yarn requirements. Our largest manufacturing hub is in Central America, in Honduras, and is strategically located to efficiently service the quick replenishment requirements of our markets. In Honduras we have textile, sock, and sewing operations. We operate three large-scale, vertically integrated textile facilities at our Rio Nance complex in Honduras and we are currently developing an additional facility. We also own and operate another vertically integrated textile facility in Honduras outside of the Rio Nance complex. The majority of our socks are produced at our Rio Nance complex in two sock manufacturing facilities and we own and operate a sock manufacturing facility in Hildebran, North Carolina. Sheer hosiery manufacturing is located in a facility in Canada. The majority of the cut goods produced in the textile facilities in Central America are assembled in our sewing facilities located in Honduras and Nicaragua, mainly in leased premises. Also in Central America, we have screenprinting and decorating capabilities to support our sales to leading global athletic and lifestyle consumer brands, as well as garment-dyeing operations. In the Caribbean Basin, we operate a large-scale, vertically integrated textile facility in the Dominican Republic and assemble the cut goods from that facility at our sewing facilities in the Dominican Republic and at dedicated third-party sewing contractors in Haiti. Another manufacturing hub is based in Mexico, where we operate a large integrated textile, sewing, and distribution facility, as well as cut and sew facilities, all of which were acquired in 2016 as part of the Alstyle acquisition. We have increased capacity utilization at the Alstyle facility with the capability to significantly expand the facility’s textile production capacity for basics going forward. In Bangladesh we own and operate a smaller vertically integrated manufacturing facility for the production of activewear primarily for international markets. While we internally produce the majority of the products we sell, we also have sourcing capabilities to complement our large scale, vertically integrated manufacturing.

The following table provides a summary of our primary manufacturing operations by geographic area:

	Canada	United States	Central America	Caribbean Basin	Mexico	Asia
Yarn-spinning facilities(1)		■ Clarkton, NC ■ Cedartown, GA ■ Columbus, GA (2 facilities) ■ Salisbury, NC (2 facilities) ■ Mocksville, NC
Textile facilities			■ Honduras (4 facilities)	■ Dominican Republic	■ Agua Prieta	■ Bangladesh
Garment-dyeing facility			■ Honduras
Sewing facilities(2)			■ Honduras (4 facilities) ■ Nicaragua (3 facilities)	■ Dominican Republic (2 facilities)	■ Ensenada ■ Hermosillo ■ Agua Prieta	■ Bangladesh
Sock / Sheer manufacturing facilities	■ Montreal, QC	■ Hildebran, NC	■ Honduras (2 facilities)
(1) We also use third-party yarn-spinning suppliers, primarily in the U.S., to satisfy the remainder of our yarn requirements.
(2) We also use the services of third-party sewing contractors to satisfy the remainder of our sewing requirements.
Competitive Environment
The basic apparel market for our products is highly competitive. Over the last few years, changing market dynamics, such as the growth in on-line shopping, weaker store traffic trends, and overall store shelf space reductions driven by retailer store closures have intensified competition but at the same time presented opportunities for potential growth. For instance, the growth of on-line shopping has reduced barriers to entry and provided greater opportunity for new brands to emerge as space limitation to sell products has diminished. At the same time, retailers and wholesale distributors have increasingly developed their own private label brands as a means of differentiation from their competitors.

Competition is generally based upon price, brand, quality, consistency of quality features, comfort, fit, style and service. We believe we differentiate ourselves from our competition with our expertise in designing, constructing, and operating large-scale, vertically integrated, and strategically-located manufacturing hubs. Having developed this skill set and made significant capital investments in our manufacturing infrastructure allows us to operate efficiently, remain cost-competitive, maintain consistent product quality, and provide a reliable supply chain with short production/delivery cycle times. Continued investment and innovations in our manufacturing has also enabled us to deliver enhanced product features, further improving the value proposition of our product offering to our customers. Operating as a socially responsible manufacturer is also an important competitive advantage and is an increasingly important purchase consideration for our customers. Owning and internally operating the vast majority of our manufacturing capacity allows us to exercise tighter control in how we operate and in ensuring we employ high standards for environmental and social responsibility practices. Distribution reach and capabilities are also key success factors, including the ability to provide quick and efficient fulfillment of large orders as well as small orders which are more typical in direct-to-consumer fulfillment. We have established efficient broad-based distribution operations to service the replenishment needs of all of our customers, be they wholesale distributors or big-box retailers who purchase in large quantities, or consumers, who purchase in small quantities.

We face competition from large and smaller U.S.-based and foreign manufacturers or suppliers of basic family apparel. Among the larger competing North American manufacturers are Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc., which competes through its own offerings and those of its subsidiary, Russell Corporation, as well as Hanesbrands Inc. (Hanesbrands), both of which have manufacturing operations in similar geographies producing goods in the same basic apparel product categories and selling into North America and international markets. Other competitors that compete in specific product categories such as socks and underwear include Garan Incorporated, Renfro Corporation, Jockey International, Inc., Kayser Roth Corporation, and Spanx, Inc. We also compete with smaller U.S.-based competitors selling to or operating as wholesale distributors of imprintable activewear products, including Delta Apparel Inc., Color Image Apparel, Inc., Next Level Apparel, and Bella + Canvas, as well as Central American and Mexican manufacturers. Additionally, we compete with well-established U.S. fashion apparel and sportswear companies. Within the imprintables channel, competing brands include various private label brands controlled and sold by many of our customers. Similarly, within the retail channel and from an on-line perspective, we compete with some of our retail customers and pure-play e-commerce customers that market and sell basic apparel products under their private labels that compete directly with our brands.
Sales, Marketing and Distribution
Our primary sales and marketing office is located in Christ Church, Barbados, out of which we have established customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and production planning, as well as inventory control and logistics. We also maintain other sales offices in the U.S. We distribute our products out of Company-operated large distribution centres in the United States, in Eden, NC, Charleston, SC, Jurupa Valley, CA, and other smaller facilities in the U.S. and Canada, as well as Company-owned distribution facilities in Honduras and Mexico. To supplement some of our distribution needs, we use third-party warehouses in the U.S., Canada, Mexico, Colombia, Europe, and Asia. In order to drive more efficient distribution operations, some distribution facilities ship exclusively full-case and truckload orders, while other distribution facilities are geared to support direct-to-consumer shipping, which is typically smaller orders which require pick-and-pack capabilities.
Customers
We sell our products to customers requiring an efficient supply chain and consistent product quality for high-volume quick replenishment programs in the North American and international printwear markets and we are becoming a growing supplier to U.S. retailers. In our printwear markets we sell our products in over 60 countries across North America, Europe and the Asia-Pacific region, and Latin America, primarily to wholesale distributors and to a lesser extent to large screenprinters. Our products in the U.S. retail market are sold to a broad spectrum of retailers, including mass-market retailers, department stores, national and regional chains, sports specialty stores, and price clubs. For fiscal 2017, our sales totalled $2,750.8 million, of which $1,822.0 million were derived from our Printwear customers and $928.8 million from Branded Apparel customers. In fiscal 2017, we sold our products in the United States, Canada and Europe and other international markets, which accounted for 86.6%, 4.8% and 8.6% of total sales, respectively. For a breakdown of our total sales by geographic market for each of the last two financial years, reference is made to note 25 to the 2017 Annual Financial Statements, which note is incorporated herein by reference.

Our total customer base is composed of a relatively small number of significant customers. In fiscal 2017, our largest customer accounted for 16.5% of our total sales, and our top ten customers accounted for 58.3% of our total sales in the retail and screenprint channels. Although we have long‑term ongoing relationships with many of our customers, our contracts with our customers do not require them to purchase a minimum quantity of our products. Instead, we assess their projected requirements and then plan our production and marketing strategy accordingly.
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

During fiscal 2017, most of our yarn requirements for the production of our product-lines were met by our own seven yarn-spinning facilities located in Cedartown, GA, Colombus, GA, Clarkton, NC, Salisbury, NC and Mocksville, NC and our long-term supply agreements with third-party suppliers. The yarn requirements for our Bangladesh operations are supplied by local and regional spinners. We expect that most of our yarn requirements will continue to be met by these sources.

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

Biomass, derived from agricultural waste, is sourced from private third-party suppliers, and provides a major portion of the thermal energy (or steam) for our operations in both the Dominican Republic and Honduras. We anticipate that our biomass consumption needs will increase progressively over the next few years. We have been operating a biomass steam generation system in the Dominican Republic since 2010, which has contributed to the reduction of the energy costs associated with our textile production in the Dominican Republic. Similarly, we began operating a biomass steam generation facility in Honduras during 2010 and are currently operating three such facilities at the Rio Nance complex in Honduras to support both of our sock manufacturing facilities as well as the majority of the steam requirements for our textile operations. Since 2016, instead of using electrical chillers for the air conditioning systems at our textile and hosiery manufacturing facilities we use the cold water derived from the steam generated, effectively reducing an electricity consumption in Honduras by almost 4.5 MW. The Company is planning to expand its production of steam from biomass to support additional textile capacity expansions as needed in the future.

We also purchase chemicals, dyestuffs and trims through a variety of suppliers. These products have historically been available in sufficient supply.
Management Information Systems
Our management information systems consist of a full range of supply chain and financial systems. The systems include applications related to product development, planning, manufacturing, distribution, sales, human resources and financial reporting. We continue to invest in technology to upgrade systems to enhance efficiencies, including support of e-commerce and customer relationship management.
Seasonality and Other Factors Affecting the Variability of Results and Financial Condition
Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. For our Printwear segment, historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. For our Branded Apparel segment, sales are higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year.
Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibers are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.
Business acquisitions may affect the comparability of results. As noted in the table under “Summary of quarterly results” in section 5.6 of our 2017 Annual MD&A, the quarterly financial data reflect results of companies acquired from their effective date of acquisition. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. The effect of asset write-downs, including provisions for bad debts and slow moving inventories, can also affect the variability of our results. Subsection 5.4.4 entitled “Restructuring and acquisition-related costs” in our 2017 Annual MD&A contains a discussion of costs related to the Company’s restructuring activities and business acquisitions.

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in certain currencies versus the U.S. dollar as described in the “Financial risk management” section of our 2017 Annual MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.
Trade Regulation
As a multinational corporation, we are affected by domestic tariffs, including the potential imposition of anti-dumping or countervailing duties on our raw materials and finished goods, international trade legislation, as well as bilateral and multilateral trade agreements in the countries in which we operate, source and sell products. In order to remain globally competitive, we have situated most of our manufacturing facilities in strategic locations to benefit from various free trade agreements and preferential trade programs. Furthermore, management monitors new developments and evaluates risks relating to duties, including anti-dumping and countervailing duties, tariffs, and trade restrictions that could impact our approach to global manufacturing and sourcing, and makes adjustments as needed.
The United States has implemented several free trade agreements and trade preference programs to enhance trade with certain countries such as the North America Free Trade Agreement ("NAFTA"), the Dominican Republic-Central America-United States Free Trade Agreement ("CAFTA-DR"), the Caribbean Basin Trade Partnership Act ("CBTPA") and the Haitian Hemispheric Opportunity through Partnership Encouragement Act ("HOPE"), which allow qualifying textiles and apparel from participating countries duty-free access to the U.S. market.
Indeed, the United States adopted CAFTA-DR and HOPE (as amended by HOPE II legislation in 2008 and by the Haitian Economic Lift Program legislation in 2010) to strengthen and develop U.S. economic relations and expand trade with Central America, the Dominican Republic and Haiti, where we have substantial manufacturing operations and activities.
In 2015, the United States concluded free trade negotiations with a group of countries under the umbrella of the Trans-Pacific Partnership ("TPP"). However, in January 2017, the U.S. Administration issued a Presidential Memorandum directing the withdrawal of the United States from the TPP agreement. In January 2018, the remaining countries currently participating in the TPP, namely, Australia, Brunei, Canada, Chile, Mexico, Malaysia, New Zealand, Peru, Singapore, Japan and Vietnam agreed to a revised trade agreement excluding the United States. Should the revised TPP agreement, or any other new free trade agreement which our competitors leverage, come into force in the future, it may negatively affect our competitive position in the various countries in which we sell our products.

The participating countries of NAFTA are currently engaged in a renegotiation of the agreement. The resulting renegotiation of NAFTA, the termination of NAFTA or a U.S. withdrawal from NAFTA, or the movement to a bilateral agreement with Canada that would exclude Mexico could adversely impact the overall competitiveness of products we ship to the U.S. from our Mexican and Canadian manufacturing supply chains.
Canada and Honduras have in place a free trade agreement between the two countries which came into force on October 1, 2014. This agreement enables qualifying textiles and apparel from Honduras to benefit from duty-free access into the Canadian market. Canada also affords preferential tariff treatment to certain qualifying apparel articles from least developed countries, including Haiti, Cambodia and Bangladesh.
Imports into the Mexican market may qualify for trade preferences from free trade agreements in effect with Costa-Rica, El Salvador, Guatemala, Nicaragua and Honduras.
The European Union also has preferential trade arrangements with other countries outside of Europe. For example, the European Union maintains a Generalized System of Preferences ("GSP") and the Everything But Arms programs. These programs allow duty-free entry into the European Union of qualifying articles, including apparel, from developing countries such as Honduras and Nicaragua, and least developed countries where we have manufacturing operations, including Haiti and Bangladesh. The European Union also affords GSP preference to qualifying apparel from notable production venues including Myanmar and Pakistan, which could negatively impact our competitive position in the European Union.
On June 23, 2016, the United Kingdom voted to leave the European Union. The United Kingdom is scheduled to exit the European Union on March 29, 2019. Negotiations on the terms of the exit are ongoing between the United Kingdom and the European Union, including with respect to a potential transition period that could ease the impact on trade between the parties, and allow us to maintain certain efficiencies in our European distribution network. With respect to trade between the United Kingdom and third countries with which the European Union has trade agreements in effect, if the United Kingdom fails to timely implement identical or similar agreements to the ones in effect in the European Union, it could adversely impact the competitiveness of our supply chain in servicing the United Kingdom.
The Colombia-Northern Triangle Regional Trade Agreement, which includes Colombia, El Salvador, Guatemala and Honduras as member countries provides duty free access of goods within these countries.
The People's Republic of China extend duty-free and quota-free trade benefits under the Asia-Pacific Trade Agreement to qualifying apparel articles from Bangladesh, including certain chief-weight cotton apparel articles.
Exports of qualifying goods from Bangladesh into the commerce of Japan are also eligible for the duty-free trade preference entitlement under Japan's Generalized System of Preferences scheme.
Overall, changes to trade agreements or trade preference programs that the Company currently relies on for our key country markets, or new agreements or arrangements that further liberalize access to our key country markets, could negatively impact our competitiveness in those markets. The likelihood that any such agreements, measures, or programs will be adopted, or that the agreements and preference programs around which we have built our manufacturing supply chain will be modified, repealed, terminated, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.
Textile and apparel articles are generally not subject to specific export restrictions or licensing requirements in the countries where we manufacture and distribute goods. However, the creation of export licensing requirements, imposition of restrictions on export quantities, or specification of minimum export prices could potentially have a negative impact on our business. In addition, unilateral and multilateral sanctions and restrictions on dealings with certain countries and persons are unpredictable, continue to emerge and evolve in response to international economic and political events, and could impact our trading relationships with vendors or customers.

Product Safety Regulation
We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008, the Federal Hazardous Substances Act, the Flammable Fabrics Act, the Toxic Substances Control Act, and rules and regulations enacted pursuant to these statutes. Such laws provide for substantial penalties for non-compliance. These statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children's products, and for phthalate content in child care articles, including plasticized components of children's sleepwear. We are also subject to similar laws and regulations, and to additional warning and reporting requirements, in the various individual states in which our products are sold.
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
Although we believe that we are in compliance in all material respects with applicable product safety laws and regulations in the jurisdictions in which we operate, the extent of our liability and risk of business interruption, if any, due to failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined.
Intellectual Property
Trademarks, trade names, and domain names, as well as related logos, designs and graphics, provide substantial value in the development and marketing of the Company’s products and are important to our continued success. As a result of successive acquisitions over the past years, we now own a large portfolio of trademarks covering, among others, the Gildan®, GoldToe®, Anvil®, Secret®, Comfort Colors®, Peds®, Alstyle® and American Apparel® families of brands, with trademarks registered in Canada, in the U.S. and in many other countries where our products are manufactured and/or sold. In addition, we continue to expand registration of these marks internationally and we vigorously monitor and enforce the Company’s intellectual property against infringement and violations where and to the extent legal, feasible and appropriate.
We have an exclusive license for Under Armour® branded socks in the U.S. and Canada, as well as an exclusive worldwide license for certain Mossy Oak® brands in relation to designated apparel products.
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
Effective September 7, 2017, Gildan was included in the Dow Jones Sustainability World Index (“DJSI World”) for a fifth consecutive year and the DJSI North American Index for the second consecutive year. Gildan remains the only North American company in the Textiles, Apparel and Luxury Goods industry group listed in the DJSI World.

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
We have implemented internal and external monitoring programs that allow us to verify compliance not only with local labour laws, but with internationally-recognized labour standards as well. Our social compliance monitoring is composed of both external third-party audits and internal monitoring audits. Internal audits are done on an unannounced basis while independent third-party monitors also regularly audit our plants, both on an announced and unannounced basis. During fiscal 2017, a total of 238 audits were performed in our facilities and in the facilities of our third-party contractors. 45% of these audits were carried out by external auditors, 22% of which were mandated by our customers. On a regular basis, we will reconcile the results of our internal audits with the external audits conducted at our facilities in order to ensure the completeness of our verifications.
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
All of our sewing facilities, including our vertically integrated textile and sewing facility in Bangladesh, have been certified or are in the process of being certified by WRAP, an independent, non-profit organization dedicated to the promotion and certification of lawful, humane and ethical manufacturing throughout the world. WRAP, through independent third-party verification, certifies facilities that comply with its code of conduct. In addition, our sewing facilities in Nicaragua, as well as our contractors’ facilities in Haiti, are members of the Better Work Programme, which is a comprehensive collaborative programme between the United Nation’s International Labour Organization and the International Finance Corporation designed to improve working conditions and respect of labour rights of workers, and boost the competitiveness of apparel businesses. All of our third-party sewing contractors are contractually required to follow prescribed employment policies as well as our Code of Conduct.
Environmental Compliance
Gildan operates within the guidelines and practices set forth in its Corporate Environmental Policy and in its Restricted Substances Code of Practice. The purpose of our Environmental Management System is to reduce our environmental impact and to preserve the external natural resources the Company utilizes. Innovative systems such as the biotop, a biological wastewater treatment system, and our biomass steam generation systems are some of the sustainable practices we have put in place. The Company monitors, controls and manages other environmental issues through policies which include, but are not limited to, recycling and creation of measures for waste prevention, minimization and recovery and the treatment at all stages of the production cycle including the off-site disposal of any hazardous waste.
We are subject to various federal, state, local, and other government environmental and occupational health and safety laws and regulations in the different jurisdictions in which we operate, concerning, among other things, wastewater discharges, air emissions, storm water flows, and solid waste disposal. Through our Corporate Environmental Policy, Environmental Code of Practice and Environmental Management System, we seek not only to comply with all applicable laws and regulations, but also to reduce our environmental footprint through waste prevention, recovery and treatment. Although we believe that we are currently in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located, the extent of our liability, if any, for past failures to comply with laws, regulations and permits applicable to our operations cannot be reasonably determined. During fiscal 2013, Gildan was notified that a Gold Toe subsidiary has been identified as one of numerous “potentially responsible parties” at a certain waste disposal site undergoing an investigation by the Pennsylvania Department of Environmental Protection under the Pennsylvania Hazardous Sites Cleanup Act and the Solid Waste Management Act. As a result of activities alleged to have occurred during the 1980’s, Gildan could be liable to contribute to the costs of any investigation or cleanup action which the site may require, although to date we have insufficient information from the authorities as to the potential costs of the investigation and cleanup to reasonably estimate Gildan’s share of liability for any such costs, if any.
In line with our commitment to the environment, as well as to the health and safety of our employees, we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. There can be no assurance that future changes in federal, state, local or other government regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures or result in a disruption to our supply chain that could have an adverse effect on our business.
More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildancorp.com and www.genuinegildan.com, respectively.
Risk Factors
Please see the “Financial Risk Management”, “Critical Accounting Estimates and Judgments”, and the “Risks and Uncertainties” sections of our 2017 Annual MD&A beginning on page 27, page 32 and page 36, respectively, which are incorporated herein by reference.
Employees
Gildan employs over 50,000 employees worldwide. The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. Some of our employees are members of labour organizations and, since 2012, we are a party to collective bargaining agreements at seven of our sewing facilities in Central America and a distribution center in the United States.
DIVIDEND POLICY
In December 2010, the Company announced the adoption of a dividend policy which aims to declare and pay cash dividends on a quarterly basis.
The Board of Directors considers several factors when reviewing dividend payments, including the Company’s present and future earnings, cash flows, capital requirements and future regulatory restrictions, while complying with laws governing the Company. There can be no assurance as to the amount or timing of dividends in the future. Although the Company’s long-term debt agreements require compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be a constraint to the payment of dividends under the Company’s dividend policy.

For each of the three most recently completed financial years, the Company declared and paid dividends on its Common Shares as follows:

Date of Dividend Declaration	Amount of Dividend per Common Share
December 3, 2014	$0.065(1)
February 4, 2015	$0.065(1)
February 4, 2015	One Common Share, with the same effect as a two-for-one stock-split
May 13, 2015	$0.065
July 30, 2015	$0.065
November 11, 2015	$0.065
February 24, 2016	$0.078
May 4, 2016	$0.078
July 27, 2016	$0.078
November 3, 2016	$0.078
February 23, 2017	$0.0935
May 3, 2017	$0.0935
August 3, 2017	$0.0935
November 2, 2017	$0.0935
(1) Post-split adjusted.
CAPITAL STRUCTURE
The following is a description of the material terms of our Common Shares, our First Preferred shares and our Second Preferred shares, as set forth in the Articles of the Company. Our authorized share capital consists of an unlimited number of Common Shares, of which 219,207,838 were issued and outstanding as of February 16, 2018, and an unlimited number of First Preferred shares and Second Preferred shares, each issuable in series, none of which are issued and outstanding.
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
Common Shares
Following the conversion of all of the Company’s Class B Multiple Voting shares into Class A Subordinate Voting shares, the Company’s shareholders approved a special resolution on February 2, 2005 to amend the Company’s Articles in order to change each of the issued and outstanding Class A Subordinate Voting shares into Common Shares, on a one-for-one basis, and to remove the Class B Multiple Voting shares and the Class A Subordinate Voting shares.
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
MARKET FOR SECURITIES
The Common Shares are listed on the NYSE and the TSX under the symbol “GIL”. The Class A Subordinate Voting shares (now the Common Shares), which were issued at an offering price of $0.44 (Cdn$0.64), on a post-split basis, began trading on the TSX, the Montreal Exchange (the “ME”) and the American Stock Exchange (the “AMEX”) on June 17, 1998. Prior to that date, there was no public market for the Class A Subordinate Voting shares. We delisted such shares from the AMEX on August 31, 1999. On September 1, 1999, the Class A Subordinate Voting shares (now the Common Shares) commenced trading on the NYSE. As a result of a restructuring of Canada’s stock exchanges, which took effect on December 7, 1999, the Class A Subordinate Voting shares (now the Common Shares) are no longer listed on the ME.

The table below shows the monthly price range per Common Share and the trading volume of the Common Shares for the fiscal year ended December 31, 2017 on the TSX (in Cdn$) and on the NYSE (in US$).

COMMON SHARES
Toronto Stock Exchange (TSX)(1)				New York Stock Exchange (NYSE)(2)
Month	High (Cdn$)	Low (Cdn$)	Trading Volume	Month	High	Low	Trading Volume
January	34.61	32.40	12,205,109	January	26.23	24.77	4,605,955
February	34.55	30.97	13,694,850	February	26.40	23.56	5,745,054
March	36.16	33.85	27,721,177	March	27.18	25.38	4,614,946
April	38.40	34.98	20,232,580	April	28.15	26.09	3,752,474
May	40.15	36.83	16,628,744	May	29.24	27.08	4,790,389
June	42.18	38.93	13,285,717	June	31.83	28.82	4,414,249
July	40.26	37.29	8,111,931	July	31.01	29.72	2,040,081
August	39.50	37.07	10,362,532	August	31.45	29.48	1,964,803
September	39.37	36.90	11,713,225	September	31.86	30.26	1,988,348
October	40.64	37.60	11,481,061	October	32.13	30.11	1,961,925
November	41.15	35.72	12,458,432	November	32.00	27.89	2,591,760
December	41.76	39.33	8,699,979	December	32.65	30.98	1,546,341
(1) The trading volumes do not reflect any trades done on alternative trading systems and only represent approximately 62% of all trades executed in Canada.
(2) The trading volumes do not reflect any trades done on alternative trading systems and only represent approximately 34% of all trades executed in United States.
DIRECTORS AND OFFICERS
Directors
Listed below is certain information about the directors of Gildan in office as of the date hereof. The directors have served in their respective capacities since their election and/or appointment and will continue to serve until the next annual meeting of shareholders or until a successor is duly elected.

Name and Municipality of Residence	Principal Occupation	Director Since
Glenn J. Chamandy Montréal, Québec, Canada	President and Chief Executive Officer of the Company	May 1984
William D. Anderson(4) Toronto, Ontario, Canada	Corporate Director	May 2006
Donald C. Berg(1)(2) Prospect, Kentucky, United States	President of DCB Advisory Services (consulting services to food and beverage companies)	February 2015
Shirley E. Cunningham(1)(2)(3) St. Paul, Minnesota, United States	Executive Vice-President and Chief Operating Officer of AG Business and Enterprise Strategy for CHS Inc.	February 2017
Russell Goodman(1)(3) Mont Tremblant, Québec, Canada	Corporate Director	December 2010
George Heller(2)(3) Toronto, Ontario, Canada	Corporate Director	December 2009
Anne Martin-Vachon(2)(3) Mississauga, Ontario, Canada	President of The Shopping Channel (television shopping service)	February 2015
Sheila O’Brien (1)(3) Calgary, Alberta, Canada	Corporate Director and President of Belvedere 1 Investments Ltd. (private investment company)	June 2005
Gonzalo F. Valdes-Fauli(1)(2) Key Biscayne, Florida, United States	Chairman of BroadSpan Capital LLC (investment banking firm)	October 2004

(1)	Member of the Audit and Finance Committee.

(2)	Member of the Corporate Governance and Social Responsibility Committee.

(3)	Member of the Compensation and Human Resources Committee.

(4)	Chairman of the Board.
Glenn J. Chamandy is one of the founders of the Company and has devoted his entire career to building Gildan into an industry leader. Mr. Chamandy has been involved in various textile and apparel businesses for over thirty years. Prior to his appointment as President and Chief Executive Officer in 2004, the position which he currently holds, Mr. Chamandy served as a Co-Chief Executive Officer and Chief Operating Officer of Gildan.

William D. Anderson has had a career as a business leader in Canada spanning over thirty years. Mr. Anderson joined the Bell Canada organization in 1992, where from 1998 to 2001, he served as Chief Financial Officer of BCE Inc., Canada’s largest telecommunications company. From 2001 to 2005, Mr. Anderson served as President of BCE Ventures, the strategic investment unit of BCE Inc. and, from 2001 to 2007, he was the Chairman and Chief Executive Officer of Bell Canada International Inc., a subsidiary of BCE Inc. formed to invest in telecommunications operations outside Canada. Prior to joining the Bell Canada organization, Mr. Anderson was in public practice for nearly twenty years with the accounting firm KPMG LLP, where he was a partner for eleven years. Mr. Anderson currently serves on the Board of Directors of Sun Life Financial Inc., an international financial services organization, where he is also the Chairman of the Board. He has previously served on the boards of directors of MDS Nordion inc., TransAlta Corp., Four Seasons Hotels Ltd., Sears Canada, Inc., BCE Emergis, Inc., and CGI Group, Inc. Mr. Anderson was educated at the University of Western Ontario and is a Fellow of the Institute of Chartered Accountants of Ontario and a Fellow of the Institute of Corporate Directors.
Donald C. Berg is President of DCB Advisory Services, providing consulting services to food and beverage companies ranging from multi-national conglomerates to start-up companies. Mr. Berg retired in April 2014 as Executive Vice President, Chief Financial Officer at Brown-Forman Corporation, a U.S.-based producer and marketer of fine quality beverage alcohol brands and one of the largest companies in the global wine and spirits industry. Mr. Berg’s career at Brown-Forman Corporation spanned over 25 years, where he held various executive positions including as President of its Advancing Markets Group, President of Brown-Forman Spirits Americas, the company’s largest operating group, head of its corporate development and strategy functions, and director of its mergers and acquisitions group. Prior to joining Brown-Forman, Mr. Berg has had a wide variety of finance, sales and marketing roles with respected national and international firms after beginning his career as a certified public accountant with Ernst & Whinney. Mr. Berg is also a member of the Board of Directors of Meredith Corporation, a publicly-held media and marketing company, where he is also Chair of the Audit and Finance Committee. He holds a Master of Business Administration from the Wharton School of Business and earned his Bachelor of Arts degree in accounting and business administration from Augustana College in Illinois.
Shirley E. Cunningham is Executive Vice-President and Chief Operating Officer, Ag Business and Enterprise Strategy, for CHS Inc, a global energy, grains and foods company. Prior to joining CHS Inc. in 2013, she was the Chief Information Officer for Monsanto Company and has more than 25 years of global experience in information technology and business management. Ms. Cunningham currently serves on the Board of Directors of Kemira Oyj, a Finnish-based global chemicals company providing innovative and sustainable solutions for improving water, energy and raw material efficiencies, and Ventura Foods, LLC, which produces vegetable oil-based products, such as packaged frying oils, margarine, mayonnaise, salad dressings and other food products. She received a Master’s degree in Business Administration from Washington University in St. Louis in 2008.
Russell Goodman is a corporate director of public, private and not-for-profit companies. He currently serves on the Board of Directors of Metro Inc., a leader in grocery and pharmaceutical distribution in Canada, where he is Chair of the Audit Committee and a member of the Corporate Governance and Nominating Committee, and the Board of Directors of Northland Power Inc., a leading global independent power producer, where he is Chair of the Audit Committee and member of the Human Resources and Compensation Committee. Mr. Goodman spent his business career at PricewaterhouseCoopers LLP until his retirement in 2011. From 1998 to 2011, he was the Managing Partner of various business units across Canada and the Americas and also held global leadership roles in the services and transportation industry sectors. Mr. Goodman is a Fellow of the Chartered Professional Accountants and a holder of the ICD.D designation from the Institute of Corporate Directors. He completed a Bachelor of Commerce degree from McGill University and is a recipient of the Governor General of Canada Sovereign’s Medal for Volunteers.
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
Anne Martin-Vachon is President of The Shopping Channel, a division of Rogers Media. Prior to this, Ms. Martin-Vachon was Chief Merchandising, Planning and Programming Officer at HSN, Inc., a leading interactive multi-channel entertainment and lifestyle retailer. Before joining HSN, Ms. Martin-Vachon held various executive positions in the consumer packaged goods and retail industry, including as Chief Marketing Officer at Nordstrom, Inc., a leading fashion specialty retailer operating 293 stores in 38 U.S. states, Chief Executive Officer at Lise Watier Cosmétiques, Inc., a Canadian-based beauty and skincare company, and Chief Marketing Officer at Bath & Body Works, LLC, which operates retail stores for personal care products. Ms. Martin-Vachon began her career at The Procter & Gamble Company, where she spent more than twenty years in a variety of leadership positions across the company’s portfolio of beauty, personal care and household brands. She currently serves on the Board of Directors of Retail Council of Canada, a not-for-profit, industry-funded association representing more than 45,000 store fronts of all retail formats across Canada, including department, specialty, discount, and independent stores, and online merchants. Ms. Martin-Vachon holds a Master of Business Administration from McGill University and earned her Bachelor of Arts degree in business administration at the University of Québec in Trois-Rivières.
Sheila O’Brien is a business advisor, corporate director and President of Belvedere 1 Investments Ltd. She has over thirty years’ experience in the oil and gas, pipeline and petrochemical sectors in Canada, the United States and Europe. She has held executive positions in the areas of human resources, investor relations, public affairs and government relations with Amoco International, Petro-Canada and Nova Chemicals Corporation. She created and implemented an innovative workforce restructuring program based on the dignity of the employee, which was designated a Worldwide Best Practice by Watson Wyatt International Consultancy. In addition, she has been active in the not-for-profit sector, having served on over 25 boards of directors, dealing primarily with human rights, women’s rights and giving voice to marginalized members of society, and is the founder of several enduring community events celebrating the accomplishments of women. She was invested in the Order of Canada in 1998 and was awarded the Diamond Jubilee Medal in 2012 for community service. She has served on the Boards of Directors of TransForce Income Fund, Canada’s largest trucking enterprise, publicly-traded and headquartered in Montréal, Skye Resources, a Vancouver-based, publicly-traded nickel mining company with assets in Guatemala, CFM Majestic, a Mississauga-based publicly-traded fireplace manufacturing company, and Advantage Oil & Gas Ltd., an Alberta-based publicly-traded oil and natural gas company. She currently serves on the Board of Directors of PPP Canada, a federal crown corporation with a mandate to improve the delivery of public infrastructure, and the Board of Directors of the Alberta Energy Regulator, where she Chairs the Human Resources Committee. Ms. O’Brien is a graduate of the MTC program at the University of Western Ontario, and completed a one-year sabbatical on creativity and innovation at various U.S. schools in 1990.
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

Officers
Listed below is certain information about the executive officers of Gildan in office as of the date hereof.

Name and Municipality of Residence	Position Held Within the Company and Principal Occupation
Glenn J. Chamandy(1) Montréal, Québec, Canada	President, Chief Executive Officer and Director
Rhodri J. Harries(1) Montréal, Québec, Canada	Executive Vice‑President, Chief Financial and Administrative Officer
Michael R. Hoffman St. Peter, Barbados	President, Sales, Marketing and Distribution
Benito A. Masi Panama City, Panama	President, Manufacturing
Eric R. Lehman Mt. Pleasant, South Carolina, United States	Executive Vice-President, Integration
(1) Officer of the Company.
Glenn J. Chamandy is one of the founders of the Company and has devoted his entire career to building Gildan into an industry leader. Mr. Chamandy has been involved in various textile and apparel businesses for over thirty years. Prior to his appointment as President and Chief Executive Officer in 2004, the position which he currently holds, Mr. Chamandy served as a Co-Chief Executive Officer and Chief Operating Officer of Gildan.
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
Michael R. Hoffman joined Gildan in October 1997. He served as Vice-President, Sales and Marketing for the international division until his appointment as President of Printwear in February 2001. Mr. Hoffman has over 30 years of experience in apparel sales and marketing. He provides strategic direction and leadership for the Company’s sales and marketing groups in the Printwear division. As announced in February 2018, Mr. Hoffman has been appointed President, Sales, Marketing and Distribution and now oversees Printwear and Branded Apparel operating segments, which have been combined into a single consolidated operating structure.
Eric R. Lehman joined Gildan in December 2006 as Executive Vice-President, Supply Chain. In November 2008, Mr. Lehman’s responsibilities were expanded to include information technology and operational excellence and his title changed to Executive Vice-President, Supply Chain, Information Technology and Operational Excellence until his appointment as President of Branded Apparel in January 2011. He has over 20 years of experience in the supply chain function with major national apparel brands. As announced in February 2018, Mr. Lehman will be leaving the organization effective June 30, 2018. Until that time, Mr. Lehman's role is to support the completion of the integration of the Printwear and Branded Apparel operating segments into a single consolidated operating structure.
Benito A. Masi has been involved in apparel manufacturing in North America for over 30 years. He joined Gildan in 1986, and since then has held various positions in the Company. He was appointed Vice-President, Apparel Manufacturing in February 2001. In August 2004, he was appointed Executive Vice-President, Apparel Manufacturing and his title was changed to Executive Vice-President, Manufacturing in January 2005. In conjunction with the consolidation of the Printwear and Branded Apparel operating segments, Mr. Masi's title has been changed to President, Manufacturing. Mr. Masi is responsible for the strategic and operational performance of the Company’s worldwide manufacturing facilities and supply chain.
As at February 23, 2018, the executive officers and directors of the Company as a group beneficially own 3,727,759 Common Shares, which represents 1.70% of the voting rights attached to all Common Shares.

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
Donald Berg – Mr. Berg is President of DBC Advisory Services, providing consulting services to food and beverage companies. Mr. Berg retired in April 2014 as Executive Vice President, Chief Financial Officer at Brown-Forman Corporation. Prior to joining Brown-Forman, Mr. Berg has held a wide variety of finance roles with respected national and international firms after beginning his career as a certified public accountant with Ernst & Whinney. Mr. Berg is also Chair of the Audit and Finance Committee of Meredith Corporation. He holds a Master of Business Administration from the Wharton School of Business and earned his Bachelor of Arts degree in accounting and business administration from Augustana College in Illinois.
Shirley E. Cunningham – Ms. Cunningham is Executive Vice-President and Chief Operating Officer, Ag Business and Enterprise Strategy, for CHS Inc. Prior to joining CHS Inc. in 2013, she was the Chief Information Officer for Monsanto Company. Ms. Cunningham currently serves on the Boards of Kemira Oyj and Ventura Foods, LLC,. She received a Master’s degree in Business Administration from Washington University in St. Louis in 2008.
Russell Goodman – In addition to Gildan Activewear Inc., Mr. Goodman serves on the boards of Metro Inc. and Northland Power Inc. He is Chair of the Audit Committee and a member of the Corporate Governance and Nominating Committee of Metro and is Chair of the Audit Committee and a member of the Compensation Committee of Northland Power. Mr. Goodman spent his business career at PricewaterhouseCoopers LLP, where he was a Partner and held senior management and leading client responsibilities at Canadian, North American and global levels until his retirement in 2011. Mr. Goodman is a Fellow of the Chartered Professional Accountants and a holder of the ICD.D designation from the Institute of Corporate Directors. He completed a Bachelor of Commerce degree from McGill University and is a recipient of the Governor General of Canada Sovereign’s Medal for Volunteers.
Sheila O’Brien – Ms. O’Brien is a business advisor, corporate director and President of Belvedere 1 Investments Ltd. She has over thirty years’ experience in the oil and gas, pipeline and petrochemical sectors in Canada, the United States and Europe. She has held executive positions in the areas of human resources, investor relations, public affairs and government relations with Amoco International, Petro-Canada and Nova Corporation. Ms. O’Brien has served on the Boards of Directors of TransForce Income Fund, Skye Resources, and CFM Majestic. She currently serves on the Board of Directors of PPP Canada and The Alberta Energy Regulator. As Chair of Gildan’s Compensation and Human Resources Committee, Ms. O’Brien is required to sit on the Audit and Finance Committee.
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
External Auditor Service Fees
The aggregate fees billed by KPMG LLP (“KPMG”), the Company’s external auditor, for various audit-related and non-audit services rendered for the fiscal years 2017 and 2016 were as follows:
Audit Fees — The aggregate audit fees billed by KPMG were Cdn$2,238,000 for fiscal 2017 and Cdn$2,427,000 for fiscal 2016. These services consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, consultation concerning financial reporting and accounting standards, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.
Audit-Related Fees — The aggregate audit-related fees billed by KPMG were Cdn$140,000 for fiscal 2017 and Cdn$404,000 for fiscal 2016. These services consisted of due diligence services relating to business acquisitions and also translation services in both years. Such due diligence services related primarily to financial accounting and internal control issues.
Tax Fees — The aggregate tax fees billed by KPMG were Cdn$929,000 for fiscal 2017 and Cdn$1,274,000 for fiscal 2016. These services consisted of tax compliance, including assistance with the preparation and review of tax returns, the preparation of annual transfer pricing studies and tax advisory services relating to domestic and international taxation.
All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were Cdn$nil for fiscal 2017 and Cdn$40,000 for fiscal 2016.
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
MATERIAL CONTRACTS
Other than the agreements entered into during the normal course of business, the only material agreement entered into in fiscal 2017, or before fiscal 2017 and which is still in force, is the following:

•
The Shareholder Rights Plan Agreement approved by the Board of Directors on February 22, 2017, ratified by the Company’s shareholders at the annual shareholders’ meeting on May 4, 2017. This agreement will expire on the date on which the annual meeting of the Company's shareholders will be held in 2020, with one renewal option subject to shareholder approval, and subject to earlier termination or expiration in accordance with the plan's terms. This agreement was filed on SEDAR on February 23, 2017, and is available at www.sedar.com.

INTERESTS OF EXPERTS
KPMG, the external auditor of the Company, reported on the 2017 Annual Financial Statements, which were filed with the securities regulatory authorities. KPMG LLP have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements included in this Annual Information Form constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the heading “Strategy and objectives” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our 2017 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans;

•	our ability to successfully integrate acquisitions and realize expected benefits and synergies;

•	the intensity of competitive activity and our ability to compete effectively;

•	changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit to minimum quantity purchases;

•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;

•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, and other unforeseen adverse events;

•
compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption and other laws and regulations in the jurisdictions in which we operate;

•
the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	changes in third-party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	an actual or perceived breach of data security;

•	our reliance on key management and our ability to attract and/or retain key personnel;

•	changes in accounting policies and estimates; and

•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

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
ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Company’s equity compensation plans is contained in the management proxy circular for its most recent annual meeting of security holders that involve the election of directors. Additional financial information is provided in the 2017 Annual Financial Statements and the 2017 Annual MD&A for its most recently completed financial year, both of which are incorporated herein by reference.
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

•
reviewing, with management and where appropriate, the external auditors, the financial information contained in prospectuses, offering memoranda, Annual Information Forms, Management Information Circulars, Forms 6‑K (including Supplemental Disclosure) and 40‑F and any other document required to be disclosed or filed by the Company before their public disclosure or filing with regulatory authorities in Canada or the United States of America;

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

•
overseeing all relationships between the external auditors and the Company including, determining which non-audit services the external auditors are prohibited from providing, approving or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing the total amount of fees paid by the Company to the external auditors for all audit and non-audit services;

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

•	reviewing hiring policies for employees or former employees of the Company’s firm of external auditors;

•	overseeing the rotation of lead, concurring and other audit partners.

(e)	Reviewing financings

•	reviewing the adequacy, terms and conditions, and compliance relating to the Company’s material financing arrangements, including sales of accounts receivable and hedging.

(f)	Evaluating the performance of the Audit Committee

•	overseeing the existence of processes to annually evaluate the performance of the Audit Committee.
Because of the Audit Committee’s demanding role and responsibilities, the Board chair, together with the Corporate Governance Committee chair, reviews any invitation to Audit Committee members to join the audit committee of another publicly-listed entity. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including the Company, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit Committee and either requires a correction to the situation or discloses in the Company’s Management Information Circular that there is no such impairment.
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

C.    Evaluation of disclosure controls and procedures

Our disclosure controls and procedures (as such term is defined in the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed in our reports filed with the SEC is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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
Under the supervision and with the participation of our principal executive officer and our principal financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2017, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that evaluation, our principal executive officer and our principal financial officer concluded that our internal control over financial reporting was effective as of that date.

E.    Report of the registered public accounting firm.

KPMG LLP (“KPMG”), an independent registered public accounting firm, that audited and reported on our financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F, has issued a report on management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2017. The report is included on page 4 of the financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F.

F.    Changes in internal controls over financial reporting.

There have been no changes that occurred during the period beginning on January 2, 2017 and ended on December 31, 2017 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

H.    Code of Ethics

The Registrant adopted a Code of Ethics (the “Code of Ethics”) that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics is available at the Registrant’s website, http://www1.gildan.com/corporate/IR/corporateGovernance.cfm, and is available, without charge, in print to any shareholder who requests it.

I.    Principal Accountant Fees and Services

In addition to retaining KPMG to report upon the annual consolidated financial statements of the Registrant, the Registrant retained KPMG to provide various audit-related and non-audit services in fiscal 2017. The aggregate fees billed for professional services by KPMG for each of the last two (2) fiscal years, were as follows:

Audit Fees - The aggregate audit fees billed by KPMG were Cdn $2,238,000 for the fiscal year ended December 31, 2017 and Cdn $2,427,000 for the fiscal year ended January 1, 2017. These services consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, consultation concerning financial reporting and accounting standards, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.
Audit-Related Fees - The aggregate audit-related fees billed by KPMG were Cdn $140,000 for fiscal 2017 and Cdn $404,000 for fiscal 2016. These services consisted of due diligence services relating to business acquisitions and also translation services in both years. Such due diligence services related primarily to financial accounting and internal control issues.
Tax Fees - The aggregate tax fees billed by KPMG were Cdn $929,000 for fiscal 2017 and Cdn $1,274,000 for fiscal 2016. These services consisted of tax compliance, including assistance with the preparation and review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies, and tax advisory services relating to domestic and international taxation.
All Other Fees - The aggregate fees billed by KPMG for all other professional services rendered were Cdn $nil for fiscal 2017 and Cdn $40,000 for fiscal 2016.
All fees billed to the Registrant by KPMG in fiscal 2017 were pre-approved by the Registrant’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate and pursuant to applicable legislation. The mandate of the Audit and Finance Committee is available on the Registrant’s website at http://www1.gildan.com/corporate/IR/corporateGovernance.cfm.

In fiscal 2017 and fiscal 2016, the Company’s Audit and Finance Committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.

J.    Off-Balance Sheet Arrangements

Operating Leases and Commitments

The Registrant has no commitments that are not reflected in its balance sheets except for purchase obligations, minimum annual lease payments under operating leases which are primarily for premises and minimum royalty payments, which are included in the table of contractual obligations on page 30 of its Management’s Discussion and Analysis (see Exhibit 99.1). As disclosed in Note 23(b) to the Registrant’s consolidated financial statements (see Exhibit 99.2), the Registrant has issued financial guarantees, irrevocable standby letters of credit and surety bonds primarily from various servicing agreements amounting to $50.6 million at December 31, 2017.

K.    Tabular Disclosure of Contractual Obligations

See page 30 of Exhibit 99.1.

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

M.    Identification of the Audit Committee
The Registrant has a separately-designated standing audit committee, known as the Audit and Finance Committee, established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Registrant’s Audit and Finance Committee are Mr. Donald C. Berg, Ms. Shirley E. Cunningham, Mr. Russell Goodman, and Mr. Gonzalo F. Valdez-Fauli. Please refer to the section of our Annual Information Form entitled “Audit and Finance Committee Disclosure”, incorporated by reference herein, for additional information.

N.    Summary of Significant Differences from NYSE Corporate Governance Rules
The Registrant is committed to adopting and adhering to corporate governance practices that either meet or exceed applicable Canadian and U.S. corporate governance standards. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), the Registrant complies with all applicable rules adopted by the Canadian Securities Administrators as well as the rules of the U.S. Securities and Exchange Commission giving effect to the provisions of the U.S. Sarbanes-Oxley Act of 2002.

Although many of the NYSE Corporate Governance Standards (the “NYSE Standards”) do not apply to the Registrant, it nevertheless voluntarily complies with most of the NYSE Standards. In fact, the Registrant’s corporate governance practices differ significantly in only one respect from those required of U.S. domestic issuers under the NYSE Standards, which is with respect to the approval of equity compensation plans. The NYSE Standards require shareholder approval of all equity compensation plans and material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. The TSX Rules, however, do not require shareholder approval in all those circumstances. Hence, only the creation or material amendments to equity compensation plans that provide for new issuances of securities are subject to shareholder approval. The Registrant has in place plans which did not require the approval of its shareholders under the TSX Rules but which could have required the approval of its shareholders under the NYSE Standards as applicable to U.S. domestic issuers.

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
DATED: February 23, 2018
GILDAN ACTIVEWEAR INC.
/s/ Lindsay Matthews
Name: Lindsay Matthews

Title:	Vice-President, General Counsel and Corporate Secretary

-

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2017
99.2	Audited comparative consolidated financial statements of the Registrant as at and for the year ended December 31, 2017
99.3	Consent of KPMG LLP
99.4	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)
99.5	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
101	XBRL Instance Document