Form 40-F
period 2018-12-30
Gildan Activewear Inc.
filed 2019-02-22
CIK 1061894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
Or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: December 30, 2018                        Commission File number: 01-14830
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
206,736,233
Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

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

GILDAN ACTIVEWEAR INC.

ANNUAL INFORMATION FORM

for the year ended December 30, 2018
February 22, 2019

This Annual Information Form is dated February 22, 2019 and, except as otherwise indicated, the information contained herein is given as of February 22, 2019.
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
The information appearing in the extracts of the documents listed below and specifically referred to in this Annual Information Form is incorporated herein by reference:

-	Audited Consolidated Financial Statements for the fiscal year ended December 30, 2018 (the “2018 Annual Financial Statements”);

-	Management’s Discussion and Analysis for the fiscal year ended December 30, 2018 (the “2018 Annual MD&A”); and

-	The latest Notice of Annual Meeting of Shareholders and Management Information Circular filed on SEDAR.
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
Intercorporate Relationships
The following table indicates our principal subsidiaries, their jurisdiction of incorporation or formation and the percentage of voting securities or partnership interests that we beneficially own or over which we exercise direct or indirect control:

Subsidiary	Jurisdiction of Incorporation or Formation	Percentage of Voting Securities or Partnership Interests that Gildan held as at February 22, 2019
Gildan Activewear SRL	Barbados	100%
Gildan Yarns, LLC	Delaware	100%
Gildan Branded Apparel SRL	Barbados	100%
Gildan Honduras Properties, S. de R.L.	Honduras	100%
Gildan Apparel (Canada) LP	Ontario	100%
Gildan Activewear (UK) Limited	United Kingdom	100%
Gildan Textiles de Sula, S. de R.L.	Honduras	100%
G.A.B. Limited	Bangladesh	100%
Gildan Activewear Honduras Textile Company, S. de R.L.	Honduras	100%
Gildan Activewear (Eden) Inc.	North Carolina	100%
Gildan Hosiery Rio Nance, S. de R.L.	Honduras	100%
Gildan Mayan Textiles, S. de R.L.	Honduras	100%

The subsidiaries that have been omitted do not represent individually more than 10% of the consolidated assets and 10% of the consolidated revenue of Gildan, or in the aggregate more than 20% of the total consolidated assets and the consolidated revenue as at and for the year ended December 30, 2018.
GENERAL DEVELOPMENT OF THE BUSINESS
The following section describes how our business has evolved in the last three completed fiscal years and lists key events that have influenced the development of our business.
Recent Developments

•
On February 20, 2019, Gildan’s Board of Directors approved a 20% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.134 per Common Share payable on April 1, 2019 to shareholders of record on March 7, 2019.

•
On February 20, 2019, the Company received approval from the Toronto Stock Exchange (“TSX”) to renew its normal course issuer bid (“NCIB”) commencing on February 27, 2019 to purchase for cancellation up to   10,337,017 Common Shares, representing approximately 5% of the Company’s issued and outstanding Common Shares. As of February 14, 2019 (the reference date for the NCIB), the Company had 206,740,357 Common Shares issued and outstanding. The Company is authorized to make purchases under the NCIB until February 26, 2020 in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (“NYSE”), or alternative trading systems, if eligible, or by such other means as a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada. Under the bid, Gildan may purchase up to a maximum of 136,754 Common Shares daily through TSX facilities, which represents 25% of the average daily trading volume on the TSX for the most recently completed six calendar months. The price to be paid by Gildan for any Common Shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order.

Developments in Fiscal 2018

•
Effective January 1, 2018, the Company implemented executive leadership changes and consolidated its organizational structure to better leverage its go-to-market strategy across its brand portfolio and drive greater operational efficiency across the organization. The Company combined its Printwear and Branded Apparel operating businesses into one consolidated divisional operating structure. Consequently, starting in fiscal 2018 the Company began reporting under one reportable business segment. As part of this organizational consolidation, we centralized marketing, merchandising, sales, and administrative functions and streamlined our distribution network, including the closure of smaller owned and leased warehouse facilities, as well as the start-up of new larger distribution centres in the west and east coasts of the United States.

•
During 2018, we consolidated and reduced some of our sock manufacturing capacity. In the third quarter of 2018, we closed a smaller sock facility in North Carolina, U.S., which was acquired as part of the acquisition of Peds Legwear Inc. (Peds), and transitioned the production to our Rio Nance 4 sock facility in Honduras. During the fourth quarter, we also began consolidating our sock operations in Honduras into one facility by integrating the majority of our sock production into our Rio Nance 4 facility. The Rio Nance 3 facility, previously our other sock facility, is now largely focusing on our garment dyeing operations. In the fourth quarter of 2018, we also made the decision to close the AKH textile facility in Honduras, which was acquired as part of the Anvil acquisition in 2012, operating in leased premises outside of our large manufacturing complex in Rio Nance. Textile production from AKH was transitioned to our new state-of-the art Rio Nance 6 textile facility which began operations towards the end of the second quarter of 2018. Rio Nance 6 is being ramped up with new equipment geared for more efficient production of fashion basics. All textile production in Honduras will now be contained within our large Rio Nance complex.

•
On February 21, 2018, Gildan’s Board of Directors approved a 20% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.112 per Common Share payable each quarter of fiscal 2018.

•
On February 21, 2018, the Company received approval from the TSX to renew its NCIB commencing on February 27, 2018 to purchase for cancellation up to 10,960,391 Common Shares, representing approximately 5% of the Company’s issued and outstanding Common Shares. As of February 15, 2018 (the reference date for the NCIB), the Company had 219,207,838 Common Shares issued and outstanding. The Company was authorized to make purchases under the NCIB until February 26, 2019. On July 31, 2018, the Company received approval from the TSX to amend its NCIB in order to increase the maximum number of Common Shares that may be repurchased to 21,575,761 Common Shares, representing approximately 10% of the Company's public float as at February 15, 2018. No other terms of the NCIB were amended. During the twelve month period ended February 20, 2019, the Company repurchased and cancelled a total of 12,634,692 Common Shares under the NCIB through the facilities of the TSX and the NYSE for a total of cost of $367.5 million.

Developments in Fiscal 2017

•
On February 8, 2017, the Company acquired the American Apparel® brand and certain assets from American Apparel, LLC, (“American Apparel”) which filed for Chapter 11 bankruptcy protection on November 14, 2016. The acquisition was effected through a court supervised auction during which Gildan emerged as the successful bidder with a final cash bid of $88.0 million. The Company also acquired inventory from American Apparel for approximately $10.5 million. The total consideration transferred for this acquisition was therefore $98.5 million (of which $91.9 million was paid in the fiscal year ended December 31, 2017, and $6.6 million was paid in the fourth quarter of fiscal 2016). The acquisition was financed by the utilization of the Company's long-term bank credit facilities. The American Apparel® brand is a highly recognized brand among consumers and within the North American imprintables channel and is a strong complementary addition to Gildan’s growing brand portfolio. The acquisition provides the opportunity to grow American Apparel® sales by leveraging the Company’s extensive imprintables distribution networks in North America and internationally to drive further share in the fashion basics category of these markets.

•
On February 22, 2017, Gildan’s Board of Directors approved a 20% increase in the amount of the quarterly dividend and declared a cash dividend of $0.0935 per Common Share payable each quarter of fiscal 2017.

•
On February 22, 2017, the Company received approval from the TSX to renew its NCIB commencing on February 27, 2017 to purchase for cancellation up to 11,512,267 Common Shares representing approximately 5% of the Company’s issued and outstanding Common Shares. As at February 17, 2017 (the reference date for the NCIB), the Company had 230,245,359 Common Shares issued and outstanding. The Company was authorized to make purchases under the NCIB until February 26, 2018. On November 2, 2017, the Company received approval from the TSX to amend its NCIB in order to increase the maximum number of Common Shares that may be repurchased to 16,117,175 Common Shares, representing 7.2% of the Company’s public float or 7% of the issued and outstanding Common Shares as at February 17, 2017. No other terms of the NCIB were then amended. During the twelve months period ended February 21, 2018, the Company repurchased and cancelled a total of 11,512,267 Common Shares under the NCIB through the facilities of the TSX and the NYSE for a total cost of $328.6 million, of which a total of 877,000 Common Shares were repurchased by way of private agreements with arm’s length third party sellers.

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

•
On July 17, 2017, the Company acquired substantially all of the assets of a ring-spun yarn manufacturer with two facilities located in Columbus, Georgia for cash consideration of $13.5 million. Production from the yarn facilities, which manufacture combed and carded ring spun yarns will be used to support our sales of fashion basics products and to round out our yarn requirement needs, in particular for specialty yarns. The Company expects that focusing production of specialty yarns in these facilities will enable additional efficiencies in the Company’s other larger plants.

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

•
On February 24, 2016, the Company received approval from the TSX to renew its NCIB, beginning February 26, 2016 and expiring February 25, 2017 to purchase for cancellation up to 12,192,814 outstanding Common Shares, representing approximately 5% of the Company’s 243,856,289 issued and outstanding Common Shares. On July 26, 2016, the Company received approval from the TSX to amend its NCIB in order to increase the maximum number of Common Shares that may be repurchased to 20,727,784 Common Shares, representing 8.5% of the Company’s issued and outstanding Common Shares or 8.6% of the public float as at February 19, 2016. No other terms of the NCIB were amended. During the twelve months ended January 1, 2017, the Company repurchased and cancelled a total of 13,775,248 Common Shares under the NCIB through the facilities of the TSX and the NYSE for a total cost of $394.4 million, of which a total of 4,025,000 Common Shares were repurchased by way of private agreements with arm’s length third party sellers.

•
On May 26, 2016, the Company acquired 100% of the equity interest of Alstyle Apparel, LLC and its subsidiaries (“Alstyle”), which constituted the apparel division of Ennis, Inc., for a total cash purchase price of $110 million. The acquisition of Alstyle expanded Gildan's penetration in printwear markets in the U.S., Canada and Mexico and complemented its overall market presence in the Western United States where Alstyle has a strong presence. With the acquisition, Gildan acquired Alstyle’s manufacturing operations in Mexico.

•
During 2016, the Company raised $600 million of long-term debt in order to support its net debt leverage target of one to two times adjusted EBITDA. Gildan management and the Board of Directors believe that the Company can make effective use of its balance sheet within this targeted net debt leverage range which is expected to allow the Company to continue to pursue complementary acquisitions, as a priority of use for cash, that can enhance its organic growth strategy, while also providing for return of capital to its shareholders through dividends and share repurchase programs.

•
In August 2016, the Company acquired 100% of the equity interest of Peds, a marketer of foot apparel and legwear products sold under the Peds® and MediPeds® brands, for a total consideration of $51.9 million. The rationale for the acquisition was to target revenue growth opportunities by leveraging Gildan’s and Peds existing channels of distribution and customer base and potentially extending Peds’ brands into Gildan’s other product categories.

DESCRIPTION OF THE BUSINESS
Business Overview
Gildan is a leading manufacturer of everyday basic apparel, including activewear, underwear, socks, hosiery, and legwear products sold in North America, Europe, Asia-Pacific, and Latin America to wholesale distributors, screenprinters or embellishers, as well as to retailers in North America, and directly to consumers, primarily through our own e-commerce platforms. Since its formation, the Company has made significant capital investments in developing its own large-scale, low-cost vertically integrated supply chain, encompassing yarn production, textile and sock manufacturing, and sewing operations. Gildan's manufacturing operations are located in Central America, the Caribbean Basin, North America, and Bangladesh.
We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities combined with the significant capital investments made over the years in that respect, well above average industry capital intensity levels, are strong factors that differentiate us from our competition. More than 90% of our sales are derived from products we produce ourselves. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes and to ensure adherence to high standards for environmental and social responsibility practices throughout our supply chain. In addition, running our own operations enables us to better control operational efficiency, costs, and product quality, as well as provide a reliable supply chain with short production/delivery cycle times.
Strategy and Objectives
Our growth strategy is composed of the following strategic drivers:
1. Growing share in fashion basics
Within the imprintables channel, there are three main categories for activewear, namely “basics”, “fashion basics”, and “performance basics”. The Company historically focused on the basics category and over the years gained significant market share penetration with the Gildan® brand becoming the leading brand in this category in North America. In more recent years, we have seen an acceleration of industry growth in the fashion basics and performance basics categories, due in part to end users shifting preference to lighter weight and softer fabrics (fashion basics), or garments offering attributes featuring moisture wicking and anti-microbial properties for long-lasting comfort and performance (performance basics). Fashion basics products are produced with higher quality cotton ring-spun yarns and/or blended yarn fibres and may feature more fitted silhouettes, side seam stitching, and stretch attributes, among other characteristics. Over the last few years we have started to pursue gains in market share in these categories and have developed and acquired brands which are well positioned to drive growth in these categories. Our opening price point offering is marketed under the Gildan® and Gildan® Hammer™ brands. Higher price point offerings include the Anvil® brand, the American Apparel® brand, which is positioned as a premium brand in fashion basics, and the Comfort Colors® brand, also a premium brand, which features garment-dyed activewear products. In the performance category, we market our products under our Gildan Performance® brand offering. We have also invested in developing our own yarn-spinning manufacturing facilities, thereby securing our own cost-effective ring-spun yarn supply. In addition, our newest textile facility Rio Nance 6, which began production during 2018, is being ramped up with new equipment geared for more efficient production of fashion basics. With strong brand positioning in these categories supported by cost-effective manufacturing operations, including yarn capabilities, we believe we are well positioned to drive market leadership within imprintable fashion and performance basics.
2. Driving international growth
We are pursuing further growth within the imprintable channel of international markets, focusing in Europe, Asia-Pacific, and Latin America, where we estimate the addressable market opportunity in aggregate to be large. Currently our sales outside the United States and Canada represent approximately 10% of our total consolidated net sales. We are continuing to expand our manufacturing capacity to support further penetration in these markets where our growth has been somewhat restricted by capacity availability. We have been increasing capacity at our manufacturing hub in Asia, specifically in Bangladesh, which is dedicated to supporting international markets. To support requirements for Europe, we also use supply from our Central American hub, where we are also expanding capacity. We intend to continue to pursue further sales growth internationally by leveraging the extensive breadth of our North American product line to further develop and broaden our international product offering and enhance the profitability mix of our international sales. Our current sales base has been established primarily through the sale of products marketed under the Gildan® brand. We are now leveraging additional brands from our portfolio, such as the American Apparel® and Comfort Colors® brands, among others, across the international markets in which we compete.
3. Capitalizing on retailer private label program opportunities that fit within our business model
The apparel market is evolving and various market dynamics are unfolding. E-commerce as a distribution platform is impacting the retail landscape in various ways. On-line shopping facilitates price transparency and has led to brand proliferation due to low barriers of entry given the lack of shelf space limitations as in the traditional brick and mortar outlets. We believe these factors are contributing to the resurgence of private label brands by traditional retailers trying to differentiate their offerings and enhance profitability.
While we continue to pursue sales growth with our own brands, in light of the rising trend of retailers shifting focus to proprietary private label brands, particularly mass merchants, the Company is also pursuing opportunities to supply retailers with products for their own private label programs. The mass tier within the retail channel represents the largest share of sales of basic apparel products. While we have established relationships and a sales base with mass retailers, our overall basic apparel market share within this channel for our own brands is small compared to the market share held by national brands. We believe we are well positioned to support retailers who are seeking low-cost, large-scale manufacturers to support their private label program requirements. The Company intends to pursue private label programs aligned to its operational and financial criteria, including product and SKU complexity and size of program, financial return targets, duration or term of expiry of the agreement, and working capital investment requirements, among other factors of consideration.
4. Growing with global athletic and lifestyle brands
We have also developed strong relationships with, and are targeting to grow our sales as a supply chain partner to a small number of select leading global athletic and lifestyle brands for which we manufacture products, but against which our brands do not compete directly. We believe we are well positioned to service global brands that are increasingly looking to source from manufacturers that meet rigorous quality and social compliance criteria, strategically located in the Western Hemisphere. The majority of our sales to global lifestyle brands are primarily derived from the sale of activewear products. In recent years we have also started to sell sock products to one of our global brand customers and we believe there is an opportunity to leverage our relationships with these customers to continue to grow our sales in activewear and socks.
5. Pursuing e-commerce growth
We are targeting to grow our sales by leveraging our brand portfolio across our e-commerce infrastructure and the on-line platforms of our customers. Accessibility to consumers and end-users through e-commerce is increasing, and “space” to market products on-line is not a constraining factor for growth as in the traditional brick and mortar retailer channel. Consequently, e-commerce is creating opportunities for our brands. The Company has been investing in building its e-commerce capabilities, including the development of a strong operational e-commerce team and investments in enhancing direct-to-consumer distribution capabilities.
6. Enhancing sales and earnings growth with acquisitions that complement our strategy
We believe we can enhance our sales and earnings growth by continuing to seek complementary strategic acquisition opportunities. We intend to use our free cash flow and debt financing capacity to pursue acquisitions which meet our criteria. Over the past decade, we have completed acquisitions which have added brands to our portfolio or expanded our product offering, enhanced our manufacturing capabilities, or expanded our distribution or presence in geographical markets. The three main considerations around which we have developed our criteria for evaluating acquisition opportunities include: (1) strategic fit; (2) ease of integration; and (3) financial targets, including return on investment thresholds, based on our risk-adjusted cost of capital.
Operating Segment Reporting
Effective January 1, 2018, the Company implemented executive leadership changes and consolidated its organizational structure to better leverage its go-to-market strategy across its brand portfolio and drive greater operational efficiency across the organization. The Company combined its Printwear and Branded Apparel operating businesses into one consolidated divisional operating structure, reflecting how the business is managed and reviewed by the Company’s chief operating decision maker. Consequently, starting in 2018 the Company began reporting under one reportable business segment.
Our Operations
Brands, Products, and Customers
The products we manufacture and sell are marketed under our Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Gold Toe®, Anvil®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus™, Peds® and MediPeds®. Through a sock licensing agreement providing exclusive distribution rights in the United States and Canada, we also sell socks under the Under Armour® brand. In addition, we manufacture and supply products to select leading global athletic and lifestyle brands, as well as to certain retail customers who market these products under their own brands.

Our primary product categories include activewear, underwear and hosiery, the vast majority of which we manufacture. Some of our brands also extend to other categories such as intimates, shapewear, denim, and peripheral or fringe products like caps, totes, towels, and other accessories which are primarily sourced through third-party suppliers.

We sell our activewear products primarily in “blank” or undecorated form, without imprints or embellishment. Activewear products are primarily sold to wholesale distributors within the imprintables channel, who then sell the blanks to screenprinters/embellishers who decorate the products with designs and logos, and in turn sell the embellished/imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. In addition to socks and underwear for men, ladies, and kids, as well as other hosiery products such as pantyhose and leggings, we also sell our activewear products to various retailers. These retailers include mass merchants, dollar stores, department stores, national chains, sports specialty stores, craft stores, food and drug retailers, and price clubs, all of which sell to consumers through their brick and mortar outlets. Consumers also buy our products through our retail customers’ e-commerce platforms and our own websites. In addition to selling our products to retailers, we manufacture for and sell to select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel.

The following table summarizes our product and brand offerings:

Primary product categories	Product-line details	Brands
Activewear	T-shirts, fleece tops and bottoms, and sport shirts	Gildan®, Gildan Performance®, Gildan Platinum®(1), Gildan® Hammer™, Comfort Colors®(2), American Apparel®, Anvil®, Alstyle®(2), Gold Toe®
Hosiery	athletic, dress, casual and workwear socks, liner socks, socks for therapeutic purposes(4), sheer panty hose(5), tights(5), and leggings(5)
Gildan®, Gildan Platinum®(1), Under Armour®(3), Gold Toe®, PowerSox®, GT a Gold Toe Brand®, Silver Toe®, Signature Gold by Goldtoe®, Peds®, MediPeds®, Kushyfoot®(1), Therapy Plus®(1), All Pro®, Secret®(1), Silks®(1), Secret Silky®, American Apparel®

Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Gildan Platinum®(1), American Apparel®
Intimates	ladies shapewear, intimates, and accessories	Secret®(1), American Apparel®, Secret Silky®
Other
To round out our product offerings for certain brands, we also offer other products, including but not limited to denim, jackets, sweaters, bodysuits, skirts, dresses, accessories, which are mainly sourced through third-party suppliers

(1) Gildan Platinum® and Kushyfoot® are registered trademarks in the U.S. Secret®, Silks®, and Therapy Plus® are registered trademarks in Canada.
(2) Comfort Colors® and Alstyle® are registered trademarks in the U.S.
(3) Under license agreement for socks only - with exclusive distribution rights in the U.S. and Canada.
(4) Applicable only to Therapy Plus® and MediPeds®.
(5) Applicable only to Secret®, Silks®, Secret Silky®, and Peds®.

Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. To a lesser extent, we also use third-party contractors to supplement our requirements. Our vertically integrated manufacturing operations include capital-intensive yarn-spinning, textile, sock, and sheer hosiery manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in five main hubs, including the United States, Central America, the Caribbean Basin, Mexico, and Bangladesh. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Central America, in Honduras.

In order to support further sales growth, we continue to expand our manufacturing capacity, including investments in technology to enhance our capabilities in the production of fashion basics and performance garments.

The following table provides a summary of our primary manufacturing operations by geographic area:

	Canada	United States	Central America	Caribbean Basin	Mexico	Asia
Yarn-spinning facilities:(1) conversion of cotton, polyester and other fibres into yarn		■ Clarkton, NC ■ Cedartown, GA ■ Columbus, GA (2 facilities) ■ Salisbury, NC (2 facilities) ■ Mocksville, NC
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric			■ Honduras (4 facilities)	■ Dominican Republic	■ Agua Prieta	■ Bangladesh
Sewing facilities(2): assembly and sewing of cut goods			■ Honduras (4 facilities) ■ Nicaragua (3 facilities)	■ Dominican Republic (3 facilities)	■ Ensenada ■ Hermosillo ■ Agua Prieta	■ Bangladesh
Garment-dyeing:(3) pigment dyeing or reactive dyeing process			■ Honduras (1 facility)
Hosiery manufacturing facilities: conversion of yarn into finished socks/sheer hosiery	■ Montreal, QC		■ Honduras (1 facility)
(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in the U.S., to satisfy the remainder of our yarn needs.
(2) While we operate the majority of our sewing facilities, we also use the services of third-party sewing contractors, primarily in Haiti, Nicaragua and other regions in Central America, as well as Mexico, to satisfy the remainder of our sewing requirements.
(3) Garment dyeing is a feature of our Comfort Colors® products only, which involves a different dyeing process than how we typically dye the majority of our products. Our garment dyeing operations are located in our Rio Nance 3 facility in Honduras.
Competitive Environment
The basic apparel market for our products is highly competitive and continuously evolving. Changing market dynamics, such as the growth of on-line shopping, declining store traffic trends, as well as retailer closures and consolidation, are intensifying competition while at the same time presenting opportunities for various market participants. Competition is generally based upon price, quality and consistency, comfort, fit, style, brand, and service. We compete on these factors by leveraging our competitive strengths, including our strategically located manufacturing operations and supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. We believe the skill set we have developed in owning and operating manufacturing operations together with the significant capital investments we have made, which have been above historical industry averages, are key competitive strengths.

We face competition from large and smaller U.S.-based and foreign manufacturers or suppliers of basic family apparel. Among the larger competing North American-based manufacturers are Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc., which competes through its own brand offerings and those of its subsidiary, Russell Corporation, as well as Hanesbrands Inc. (Hanesbrands). These companies manufacture out of similar geographies as Gildan and compete primarily within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks and underwear, our competitors also include Garan Incorporated, Renfro Corporation, Jockey International, Inc., Kayser Roth Corporation, and Spanx, Inc. In addition, we compete with smaller U.S.-based competitors selling to or operating as wholesale distributors of imprintable activewear products, including Next Level Apparel, Bella + Canvas, Delta Apparel Inc., and Color Image Apparel, Inc., as well as Central American and Mexican manufacturers. Competing brands also include various private label brands controlled and sold by many of our customers, including wholesale distributors within the imprintables channel and retailers. In recent years, we have seen an increase in private label offerings, particularly within the mass retail channel, replacing branded offerings. While this trend creates additional competition for our brands, it also provides opportunity for the Company to become a strategic supplier to these customers, given the Company’s scale and manufacturing capabilities.
Sales, Marketing, and Distribution
Our global sales and marketing office is located in Christ Church, Barbados, out of which we have established customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and production planning, as well as inventory control and logistics. We also maintain sales offices in the U.S. We have established extensive distribution operations worldwide primarily through internally managed and operated distribution centres. We distribute our products out of our Company-operated large distribution centres in the United States, in Eden, NC, Charleston, SC, Jurupa Valley, CA, and Jacksonville, FL, and out of smaller facilities in the U.S. and Canada, as well as out of Company-owned distribution facilities in Honduras and Mexico. To supplement some of our distribution needs, we use third-party warehouses in the U.S., Canada, Mexico, Colombia, Europe, and Asia.
Customers
We sell our activewear, underwear, socks, hosiery, and legwear products to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms. In addition, we sell directly to consumers through our own direct-to-consumer platforms. In the imprintables channel we sell our products in over 60 countries across North America, Europe, the Asia-Pacific region and Latin America, primarily to wholesale distributors and to a lesser extent to large screenprinters or embellishers. Our products in the North American retail channel are sold to a broad spectrum of retailers, including mass-market retailers, department stores, national and regional chains, sports specialty stores, and price clubs. For fiscal 2018, our sales totaled $2,908.6 million. In fiscal 2018, we sold our products in the United States, Canada and other international markets, which accounted for 85.4%, 4.2% and 10.4% of total sales, respectively. For a breakdown of our total sales by product group and geographic market for each of the last two financial years, reference is made to note 25 to the 2018 Annual Financial Statements, which note is incorporated herein by reference.

Our total customer base is composed of a relatively small number of significant customers. In fiscal 2018, our largest customer accounted for 19.0% of our total sales, and our top ten customers accounted for 56.5% of our total sales. Although we have long‑term ongoing relationships with many of our customers, our contracts with our customers do not require them to purchase a minimum quantity of our products. Instead, we assess their projected requirements and then plan our production and marketing strategy accordingly.
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

During fiscal 2018, most of our yarn requirements for the production of our product-lines were met by our own seven yarn-spinning facilities located in Cedartown, GA, Colombus, GA, Clarkton, NC, Salisbury, NC and Mocksville, NC and our long-term supply agreements with third-party suppliers. The yarn requirements for our Bangladesh operations are supplied by local and regional spinners. We expect that most of our yarn requirements will continue to be met by these sources.

The primary sources of energy consumed in our manufacturing facilities are (i) biomass, bunker fuel and natural gas, which are used to generate steam required in the production process, and (ii) electricity, which is used to power production equipment and air-conditioning. The bunker fuel used in our operations is supplied by local third-party suppliers, and the pricing is highly dependent on international market prices for bunker fuel. Natural gas is used in our operations in Bangladesh, and is obtained from local third-party suppliers. The electricity requirements for our manufacturing complex in the Dominican Republic as well as our Mexican facilities are provided by the local public electricity company. Our Rio Nance complex in Honduras transitioned during 2016 from the public grid to a long-term private contract which is now providing over 90% of our electricity requirements. In both cases, electricity rates are variable and are largely related to underlying oil prices.

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
Seasonality and Other Factors Affecting the Variability of Results and Financial Condition
Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal peak periods of demand, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of hosiery and underwear are higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year.

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

Business acquisitions may affect the comparability of results. As noted in the table under “Summary of quarterly results” in section 5.5 of our 2018 Annual MD&A, the quarterly financial data reflect results of companies acquired from their effective date of acquisition. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. The effect of asset write-downs, including provisions for bad debts and slow moving inventories, can also affect the variability of our results. Subsection 5.4.4 entitled “Restructuring and acquisition-related costs” in our 2018 Annual MD&A contains a discussion of costs related to the Company’s restructuring activities and business acquisitions.

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in certain currencies versus the U.S. dollar as described in the “Financial risk management” section of our 2018 Annual MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.
Trade Regulation
As a multinational corporation, we are affected by domestic tariffs, including the potential imposition of anti-dumping or countervailing duties on our raw materials and finished goods, international trade legislation, as well as bilateral and multilateral trade agreements and trade preference programs in the countries in which we operate, source and sell products. In order to remain globally competitive, we have situated most of our manufacturing facilities in strategic locations to benefit from various free trade agreements and preferential trade programs. Furthermore, management monitors new developments and evaluates risks relating to duties, including anti-dumping and countervailing duties, tariffs, and trade restrictions that could impact our approach to global manufacturing and sourcing, and makes adjustments as needed.
The United States has implemented several free trade agreements and trade preference programs to enhance trade with certain countries such as the North America Free Trade Agreement (“NAFTA”), the Dominican Republic-Central America-United States Free Trade Agreement (“CAFTA-DR”), the Caribbean Basin Trade Partnership Act (“CBTPA”) and the Haitian Hemispheric Opportunity through Partnership Encouragement Act (“HOPE”), which allow qualifying textiles and apparel from participating countries duty-free access to the U.S. market.
The United States adopted CAFTA-DR and HOPE (as amended by HOPE II legislation in 2008 and by the Haitian Economic Lift Program legislation in 2010) to strengthen and develop U.S. economic relations and expand trade with Central America, the Dominican Republic and Haiti, where we have substantial manufacturing operations and activities.
Following the United States’ January 2017 withdrawal from the Trans-Pacific Partnership Agreement (“TPP”), the remaining countries participating in the TPP, namely, Australia, Brunei, Canada, Chile, Japan, Malaysia, Mexico, New Zealand, Peru, Singapore, and Vietnam negotiated and agreed to a revised trade agreement known as the Comprehensive Progressive Trans-Pacific Partnership (“CPTPP”). CPTPP has been ratified by Australia, Canada, Japan, Mexico, New Zealand, Singapore, and Vietnam and officially came in force on December 30, 2018. The remaining participating countries (Brunei, Chile, Malaysia, and Peru) will not benefit or be bound by the agreement until they complete their ratification process. CPTPP may negatively affect our competitive position in some of the countries in which we sell our products.

In 2018, the United States, Canada, and Mexico concluded a renegotiated agreement of NAFTA referred to as the United States-Mexico-Canada Agreement (“USMCA”). The USMCA is expected to replace NAFTA once it has been ratified by each of the member countries. The USMCA brings more closely into alignment the apparel rules of origin with those of CAFTA-DR. NAFTA will remain in effect until the USMCA is ratified by each member country. There is a risk that the United States could withdraw from NAFTA if the USMCA is not ratified by U.S. Congress. The termination of NAFTA without the full implementation of USMCA could adversely impact the overall competitiveness of products we ship to the U.S., Canada and Mexico from our Mexican and Canadian manufacturing supply chains, as applicable

Canada and Honduras have in place a free trade agreement which came into force on October 1, 2014. This agreement enables qualifying textiles and apparel from Honduras to benefit from duty-free access into the Canadian market. Canada also affords preferential tariff treatment to certain qualifying apparel articles from least developed countries, including Haiti, Cambodia and Bangladesh.

Imports into the Mexican market may qualify for trade preferences from free trade agreements in effect with Costa-Rica, El Salvador, Guatemala, Nicaragua and Honduras.

The European Union has an Association Agreement with Central America, including Honduras and Nicaragua, where we have production operations. The European Union also has preferential trade arrangements with other countries. The European Union maintains a Generalized System of Preferences (“GSP”) and the Everything But Arms programs (“EBA”). These programs allow free or reduced duty entry into the European Union of qualifying articles, including apparel, from developing countries and least developed countries where we have manufacturing operations, including Haiti and Bangladesh. The European Union also affords preference to qualifying apparel from notable production venues including Vietnam, Myanmar and Pakistan, which could negatively impact our competitive position in the European Union.

On June 23, 2016, the United Kingdom voted to leave the European Union with a scheduled exit date of March 29, 2019 (“Brexit”). A proposed agreement between the United Kingdom and the European Union on the terms of the withdrawal and the future relationship between the United Kingdom and the European Union was defeated in the U.K. Parliament and at this time, the prospects of an alternative agreement are unclear, thus increasing the possibility of a “no-deal Brexit,” which, absent any extension or, potential transition period that could ease the impact on trade between the parties, could result in the loss of certain efficiencies in our European distribution network. With respect to trade between the United Kingdom and third countries with which the European Union has trade agreements in effect, if the United Kingdom fails to timely implement identical or similar agreements or programs to the ones in effect with the European Union, it could negatively impact the competitiveness of our supply chain in servicing the United Kingdom market.

The Colombia-Northern Triangle Regional Trade Agreement, which includes Colombia, El Salvador, Guatemala and Honduras as member countries provides duty free access for qualifying goods traded between these countries.

The People's Republic of China extends duty-free and quota-free trade benefits under the Asia-Pacific Trade Agreement to qualifying apparel articles from Bangladesh, including certain chief-weight cotton apparel articles. Any changes to this agreement could have a negative impact on our operations.

A segment of our goods from China have been subject to tariffs by the U.S. which are over-and-above the normal applicable duty rates. Furthermore, the tariffs on these goods may further increase or additional goods may become subject to tariffs in the absence of an agreement between the U.S. and China which could have a negative impact on our operations.

Exports of qualifying goods from Bangladesh into the commerce of Japan are also eligible for the duty-free trade preference entitlement under Japan's Generalized System of Preferences scheme.

Overall, changes to trade agreements or trade preference programs that the Company currently relies on for our key country markets, or new agreements or arrangements that further liberalize access to our key country markets, could negatively impact our competitiveness in those markets. The likelihood that any such agreements, measures, or programs will be adopted, or that the agreements and preference programs around which we have built our manufacturing supply chain will be modified, repealed, suspended, terminated, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.

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
Product Safety Regulation
We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008, the Federal Hazardous Substances Act, the Flammable Fabrics Act, the Toxic Substances Control Act, and rules and regulations enacted pursuant to these statutes. Such laws provide for substantial penalties for non-compliance. These statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children's products, and for phthalate content in child care articles, including plasticized components of children's sleepwear. We are also subject to similar laws and regulations, and to additional warning and reporting requirements, in the various individual states within the U.S. in which our products are sold.
In Canada, we are subject to similar laws and regulations, including the Hazardous Products Act and the Canada Consumer Product Safety Act, which apply to manufacturers, importers, distributors, advertisers, and retailers of consumer products. In the European Union, we are also subject to product safety regulations, including those which are imposed pursuant to the General Product Safety Directive and the Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH), which places responsibility on all manufacturers to identify and manage the risks that chemical substances may pose to human health and to the environment. We are also subject to similar laws and regulations in the other jurisdictions in which our products are sold.
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
We have an exclusive license for Under Armour® branded socks in the U.S. and Canada.

Genuine Responsibility™
The Company's corporate social responsibility program, launched almost 16 years ago is deeply embedded within our overall corporate strategy and recognized throughout the organization as a key driver of our business success. We remain committed to pursuing continuous improvement and the implementation of innovative and sustainable solutions that can reduce our environmental footprint and drive positive outcomes for all stakeholders.

In 2017, in conjunction with the completion of a comprehensive materiality assessment, we began the process of mapping our strategies and priorities against the United Nation’s Sustainable Development Goals (SDGs). This process led us to build on our existing Genuine Responsibility™ strategy by redefining our key focus areas to align with the SDGs and to renew our commitments to operating responsibly. We believe we can best achieve these goals and deliver value for all stakeholders by focusing on Caring for our People, Conserving the Environment and Creating Strong Communities.

       Caring for our People: By owning our own facilities that produce our apparel, we are able to directly invest in the well-being, safety and development of our employees by creating safe and rewarding work environments that are in line with the highest international standards.
       Conserving the Environment: Through investments in large-scale environmental innovations at our manufacturing facilities, we have implemented systems to maximize our use of natural resources, increase our access to renewable energy and treat our wastewater naturally.
       Creating stronger Communities: We contribute to our communities and strive to have a positive impact by helping them become stronger and more resilient through investments in local economic development, advancing access to education and promoting healthy and active lifestyles.

In September of 2018, Gildan was included in the Dow Jones Sustainability North American Index. This is the sixth consecutive year that Gildan has been included on the Dow Jones Sustainability Indices (“DJSI”).

The DJSI track the financial performance of the leading sustainability-driven companies worldwide. These indices serve as benchmarks for investors who integrate environmental, social and governance (“ESG”) considerations into their investment philosophy. The annual DJSI review is based on a thorough analysis of corporate economic, environmental and social performance carried out by RobecoSAM, an investment specialist focused exclusively on sustainability investing. The analysis covers issues such as supply chain standards and labour practices, environmental policy/management systems, corporate governance and risk management.
Social Compliance
We provide favourable working conditions for all our employees worldwide. All of Gildan’s operations are governed by the Company’s Code of Conduct, which was updated in the end of 2017 to ensure that we continue to comply with local laws and the most current international standards. The Code of Conduct is based on the International Labour Organization Conventions, the Fair Labor Association (“FLA”) standards, and the Worldwide Responsible Accredited Production (“WRAP”) guidelines, as well as best practices of leading organizations in the area of corporate social responsibility.
Compliance is ensured through the use of internal and external monitoring programs that allow us to verify compliance not only with local labour laws, but with internationally-recognized labour standards as well. Our social compliance monitoring is composed of both external third-party audits and internal monitoring audits. Internal audits are done on an unannounced basis while independent third-party monitors also regularly audit our plants, both on an announced and unannounced basis. During fiscal 2018, a total of 178 audits were performed in our facilities and in the facilities of our third-party contractors. 40% of these audits were carried out by external auditors, 19% of which were mandated by our customers. On a regular basis, we will reconcile the results of our internal audits with the external audits conducted at our facilities in order to ensure the completeness of our verifications.

In November 2003, we joined the FLA as a “Participating Company”. The FLA is a multi-stakeholder organization that is internationally recognized and whose goal is to promote adherence to international labour standards and to improve working conditions for employees worldwide. In 2007, Gildan became the first vertically-integrated apparel manufacturer to have its social compliance program accredited by the FLA.
All of our sewing facilities, including our vertically integrated textile and sewing facility in Bangladesh, have been certified by WRAP, an independent, non-profit organization dedicated to the promotion and certification of lawful, humane and ethical manufacturing throughout the world. WRAP, through independent third-party verification, certifies facilities that comply with its code of conduct. In addition, our sewing facilities in Nicaragua, as well as our contractors’ facilities in Haiti, are members of the Better Work Programme, which is a comprehensive collaborative programme between the United Nation’s International Labour Organization and the International Finance Corporation designed to improve working conditions and respect of labour rights of workers, and boost the competitiveness of apparel businesses. All of our third-party sewing contractors are contractually required to follow prescribed employment policies as well as our Code of Conduct.
Environmental Compliance
Gildan operates within the guidelines and practices set forth in its Corporate Environmental Policy and in its Restricted Substances Code of Practice. The purpose of our Environmental Management System is to reduce our environmental impact and to preserve the external natural resources the Company utilizes. In 2017, we identified two primary areas of focus that are of top importance to our stakeholders and critical to our Company’s long-term operational success: operational water and wastewater management, and climate change. Innovative systems such as the biotop, a biological wastewater treatment system, and our biomass steam generation systems are some of the leading sustainable practices we have put in place. The Company monitors, controls and manages other environmental issues through policies which include, but are not limited to, recycling and creation of measures for waste prevention, minimization and recovery and the treatment at all stages of the production cycle including the off-site disposal of any hazardous waste. While we have achieved great results to date, we remain committed to searching for and investing in new technologies in these areas.
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
In line with our commitment to the environment, as well as to the health and safety of our employees, we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. There can be no assurance that future changes in federal, state, local or other government regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures, fines or penalties or result in a disruption to our supply chain that could have an adverse effect on our business.

More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildancorp.com and www.genuineresponsibility.com, respectively.
Risk Factors
Please see the “Financial Risk Management”, “Critical Accounting Estimates and Judgments”, and the “Risks and Uncertainties” sections of our 2018 Annual MD&A beginning on page 26, page 31 and page 34, respectively, which are incorporated herein by reference.
Employees
Gildan employs over 50,000 employees worldwide. The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. At the end of 2018, 54% of our total employee base was represented by labour organizations and in excess of 26,000 employees were covered under collective bargaining agreements.
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

For each of the three most recently completed financial years, the Company declared and paid dividends on its Common Shares as follows:

Date of Dividend Declaration	Amount of Dividend per Common Share
February 24, 2016	$0.078
May 4, 2016	$0.078
July 27, 2016	$0.078
November 3, 2016	$0.078
February 23, 2017	$0.0935
May 3, 2017	$0.0935
August 3, 2017	$0.0935
November 2, 2017	$0.0935
February 22, 2018	$0.1120
May 2, 2018	$0.1120
August 2, 2018	$0.1120
November 1, 2018	$0.1120
CAPITAL STRUCTURE
The following is a description of the material terms of our Common Shares, our First Preferred shares and our Second Preferred shares, as set forth in the Articles of the Company. Our authorized share capital consists of an unlimited number of Common Shares, of which 206,740,357 were issued and outstanding as of February 15, 2019, and an unlimited number of First Preferred shares and Second Preferred shares, each issuable in series, none of which are issued and outstanding.

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

The table below shows the monthly price range per Common Share and the trading volume of the Common Shares for the fiscal year ended December 30, 2018 on the TSX (in Cdn$) and on the NYSE (in US$).

COMMON SHARES
Toronto Stock Exchange (TSX)(1)				New York Stock Exchange (NYSE)(2)
Month	High (Cdn$)	Low (Cdn$)	Trading Volume	Month	High	Low	Trading Volume
January	42.18	39.66	8,744,468	January	34.18	31.91	1,682,787
February	41.66	36.99	15,246,364	February	33.77	28.95	2,474,199
March	38.83	36.27	14,205,660	March	29.79	28.12	1,841,064
April	38.49	36.50	9,539,556	April	29.93	28.31	1,439,078
May	39.38	36.33	15,762,140	May	30.52	28.43	1,890,957
June	39.33	36.74	16,287,336	June	29.80	27.72	1,935,159
July	38.27	33.03	12,933,695	July	28.92	25.34	3,023,589
August	41.45	33.28	16,925,464	August	31.83	25.50	4,768,516
September	39.90	37.85	8,871,122	September	30.64	28.77	1,991,393
October	39.84	36.62	10,861,834	October	31.08	28.24	2,476,519
November	43.86	37.68	13,107,097	November	32.99	28.81	2,907,911
December	45.45	40.35	11,799,794	December	34.40	29.68	2,649,866
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

Name and Municipality of Residence	Principal Occupation	Director Since
Glenn J. Chamandy Montréal, Québec, Canada	President and Chief Executive Officer of the Company	May 1984
William D. Anderson(4) Toronto, Ontario, Canada	Corporate Director	May 2006
Donald C. Berg(1)(3) Lakewood Ranch, Florida, United States	President of DCB Advisory Services (consulting services to food and beverage companies)	February 2015
Maryse Bertrand(1)(2) Montréal, Québec, Canada	Corporate Director	May 2018
Marc Caira(2)(3) Toronto, Ontario, Canada	Vice-Chairman of the Board of Directors of Restaurant Brands International Inc. (multinational quick service restaurant company)	May 2018
Shirley E. Cunningham(1)(3) Eagan, Minnesota, United States	Corporate Director	February 2017
Russell Goodman(1)(3) Mont Tremblant, Québec, Canada	Corporate Director	December 2010
George Heller(1)(2) East York, Ontario, Canada	Corporate Director	December 2009
Charles Herington(2)(3) Miami, Florida, United States	Chief Operating Officer, Vice-Chairman and President of Global Operations at Zumba Fitness LCC (worldwide provider of dance fitness classes)	May 2018
Craig Leavitt(1)(3) New York, New York, United States	Corporate Director	May 2018
Anne Martin-Vachon(2)(3) Mississauga, Ontario, Canada	President of The Shopping Channel (television shopping service)	February 2015
Gonzalo F. Valdes-Fauli(1)(2) Key Biscayne, Florida, United States	Chairman of BroadSpan Capital LLC (investment banking firm)	October 2004

(1)	Member of the Audit and Finance Committee.

(2)	Member of the Corporate Governance and Social Responsibility Committee.

(3)	Member of the Compensation and Human Resources Committee.

(4)	Chairman of the Board.
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
William D. Anderson has had a career as a business leader in Canada spanning over 30 years. Mr. Anderson joined the Bell Canada organization in 1992, where from 1998 to 2001, he served as Chief Financial Officer of BCE Inc., Canada’s largest telecommunications company. From 2001 to 2005, Mr. Anderson served as President of BCE Ventures, the strategic investment unit of BCE Inc. and, from 2001 to 2007, he was the Chairman and Chief Executive Officer of Bell Canada International Inc., a subsidiary of BCE Inc. formed to invest in telecommunications operations outside Canada. Prior to joining the Bell Canada organization, Mr. Anderson was in public practice for nearly twenty years with the accounting firm KPMG LLP, where he was a partner for eleven years. Mr. Anderson currently serves as Chair of the Board of Directors of Sun Life Financial Inc., an international financial services organization. He has previously served on the boards of directors of MDS Nordion inc., TransAlta Corp., Four Seasons Hotels Ltd., Sears Canada, Inc., BCE Emergis, Inc., and CGI Group, Inc. Mr. Anderson was educated at the University of Western Ontario and is a Fellow of the Institute of Chartered Accountants of Ontario and a Fellow of the Institute of Corporate Directors.

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
Maryse Bertrand has had a career in law and business spanning over 35 years. Ms. Bertrand is currently an advisor in corporate governance and risk management and is a corporate director. Ms. Bertrand is a member of the Board of Directors of National Bank of Canada, Canada’s sixth largest retail and commercial bank, of PSP Investments, one of Canada’s largest pension investment managers, and of Metro Inc., a leader in the grocery and pharmaceutical distribution sectors in Canada. She chairs the Bank’s Conduct Review and Governance Committee. From 2016 to 2017, she was Strategic Advisor and Counsel to Borden Ladner Gervais LLP, in matters of risk and governance. From 2009 to 2015, she was Vice-President, Real Estate Services, Legal Services and General Counsel at CBC/Radio-Canada, Canada’s public broadcaster, where she also chaired the National Crisis Management Committee and the Board of Directors of ArTV, a specialty channel. Prior to 2009, she was a partner of Davies Ward Phillips and Vineberg LLP, where she specialized in M&A and corporate finance, and served on the firm’s National Management Committee. Ms. Bertrand is also a Vice-Chair of the Board of Governors of McGill University. She was named as Advocatus emeritus (Ad. E.) in 2007 by the Quebec Bar in recognition of her exceptional contribution to the legal profession. Ms. Bertrand holds a law degree from McGill University and a Masters in Risk Management from New York University, Stern School of Business.
Marc Caira is the Vice-Chairman of the Board of Directors of Restaurant Brands International Inc., a multinational quick service restaurant company. He also serves on the Board of Directors of Minto Group, a private real estate developer. Previously, Mr. Caira was President and Chief Executive Officer of Tim Hortons Inc., a multinational fast food restaurant, from 2013 to 2014, and he also served as a member of the Executive Board of Nestlé S.A. in Switzerland, a transnational food and beverage company, and as Chief Executive Officer of Nestlé Professional. Mr. Caira holds an Advanced Diploma in Marketing Management from Seneca College, Toronto and is a graduate of the Director Program at The International Institute for Management Development, Lausanne, Switzerland.
Shirley E. Cunningham has had a career in information technology and business management spanning over 25 years. Ms. Cunningham retired in 2018 from her position as Executive Vice-President and Chief Operating Officer, Ag Business and Enterprise Strategy, for CHS Inc., a global energy, grains and foods company. Prior to joining CHS Inc. in 2013, Ms. Cunningham was the Chief Information Officer for Monsanto Company, a global agriculture company. Ms. Cunningham currently serves on the Board of Directors of Kemira Oyj, a Finnish-based global chemicals company providing innovative and sustainable solutions for improving water, energy and raw material efficiencies. She received a Master’s degree in Business Administration from Washington University in St. Louis in 2008.
Russell Goodman is a corporate director of public, private and not-for-profit companies. In addition to Gildan, he currently serves on the Board of Directors of Metro Inc., a leader in grocery and pharmaceutical distribution in Canada, where he is Chair of the Audit Committee and a member of the Corporate Governance and Nominating Committee, and the Board of Directors of Northland Power Inc., a leading global independent power producer, where he is Chair of the Audit Committee and a member of the Human Resources and Compensation Committee. Mr. Goodman is also Chairman of the Independent Review Committee of Investors Group Funds, which comprise mutual funds, ETFs and other wealth management solutions managed by entities within the Power Financial Corporation group of companies. Mr. Goodman spent his business career at PricewaterhouseCoopers LLP until his retirement in 2011. From 1998 to 2011, he was the Managing Partner of various business units across Canada and the Americas and also held global leadership roles in the services and transportation industry sectors. Mr. Goodman is a Fellow Chartered Professional Accountant and a holder of the ICD.D designation from the Institute of Corporate Directors. He completed a Bachelor of Commerce degree from McGill University and is a recipient of the Governor General of Canada’s Sovereign’s Medal for Volunteers.
George Heller has had a career as a business leader in the retail sector that spans over 40 years. From 1999 to 2006, Mr. Heller served as President and Chief Executive Officer of the Hudson’s Bay Company, Canada’s largest diversified general merchandise retailer, operating more than 600 retail outlets in Canada under four banners: the Bay, Zellers, Home Outfitters and Fields. Prior to that, Mr. Heller was President and Chief Executive Officer of Zellers, the mass merchandise retailer of the Hudson’s Bay Company and a leading Canadian mass merchandise department store. Mr. Heller has also held a number of other key positions in the retail industry, including as President and Chief Executive Officer of Kmart Canada, discount department stores, President, North America & Europe of Bata Industries Ltd., an international footwear manufacturer, and Executive Vice-President of Woodwards Department Stores, a department store chain. Mr. Heller also served as President and Chief Executive Officer of the Victoria Commonwealth Games and was the President and a member of the Board of Directors of the Commonwealth Games of Canada Foundation, a fundraising organization for amateur athletes. Mr. Heller has acted since 2008 as Honorary Consul General of Thailand and as Honorary Trade Advisor to the Government of Thailand since 2000. Mr. Heller has received Honorary Doctorates from Ryerson University and the University of Victoria.
Charles M. Herington is the Chief Operating Officer, Vice-Chairman and President of Global Operations at Zumba Fitness LLC, a worldwide provider of dance fitness classes. Mr. Herington sits on the Board of Directors of Molson Coors Brewing Company, a multinational brewing company, and was previously on the Board of Directors of its predecessor company, Adolph Coors Company, since 2003. Mr. Herington also sits on the Board of Directors of Klox Technologies, a specialty biopharmaceutical company, where he is Chair of the Compensation Committee and sits on the Audit Committee, as well as the Board of Directors of Hy Cite Enterprises, LLC, a designer and manufacturer of household products, where he sits on the Audit and Corporate Governance Committees. Mr. Herington also served on the Board of Directors of NII Holdings (Nextel International16), one of the world's leading providers of fully integrated mobile communication services, between 2003 and 2015, where he served as Chair of the Compensation Committee and sat on the Corporate Governance Committee. From 2006 to 2012, Mr. Herington served as Executive Vice-President of Developing and Emerging Markets Group (Latin America, Asia Pacific and Central & Eastern Europe) at Avon Products Inc., a manufacturer and marketer of beauty related products. Prior to that, Mr. Herington was President and Chief Executive Officer of America Online (AOLA) Latin America. Prior to that he was President of the Latin America division at Revlon, and before that, he was President at Pepsico Restaurants Latin America. Mr. Herington began his career in brand management at Procter & Gamble Co, a multinational consumer goods corporation. Mr. Herington received his B.S. from Instituto Tecnológico y de Estudios Superiores de Monterrey.
Craig A. Leavitt has had a career as a business leader in the retail sector that spans over 30 years. Mr. Leavitt most recently served as Chief Executive Officer of Kate Spade & Company, a designer and marketer of fashion accessories and apparel, from 2014 to 2017, overseeing all aspects of the Kate Spade New York and Jack Spade businesses and was a member of Kate Spade's Board of Directors. He first joined Kate Spade in 2008 as Co-President and Chief Operating Officer and was named Chief Executive Officer in 2010. Mr. Leavitt led the successful $2.4 billion divestiture of Kate Spade & Company to Coach, Inc. in 2017 and integrated his team into the new company. Previously, Mr. Leavitt was President of Global Retail at Link Theory Holdings, a company that manufactures and sells contemporary clothing and accessories for men and women. At Link Theory Holdings, Mr. Leavitt was responsible for merchandising, operations, planning, allocation and real estate for the Theory and Helmut Lang retail businesses. He also spent several years at Diesel, an Italian retail clothing company, where he was most recently Executive Vice-President of Sales and Retail, and he spent 16 years at Polo Ralph Lauren, known for its clothing, marketing and distribution of products in apparel, home accessories and fragrances, where he held positions of increasing responsibility, including Executive Vice-President of Retail Concepts. Mr. Leavitt serves on the Boards of Directors of Build-A-Bear Workshop Inc., a global, interactive retail destination for creating customizable stuffed animals, where he is Non-Executive Chair, and Crate & barrel, an industry-leading home furnishings specialty retailer. Mr. Leavitt holds a Bachelor of Arts Degree from Franklin & Marshall College.
Anne Martin-Vachon is President of The Shopping Channel, a division of Rogers Media, a role she returned to in January 2019 after joining Evine Live Inc. as President in August 2018. Prior to joining The Shopping Channel, Ms. Martin-Vachon held various executive positions in the consumer packaged goods and retail industry, including Chief Merchandising, Planning and Programming Officer at HSN, Inc., a leading interactive multi-channel entertainment and lifestyle retailer; Chief Marketing Officer at Nordstrom, Inc., a leading fashion specialty retailer operating 293 stores in 38 U.S. states; Chief Executive Officer at Lise Watier Cosmétiques, Inc., a Canadian-based beauty and skincare company; and Chief Marketing Officer at Bath & Body Works, LLC, which operates retail stores for personal care products. Ms. Martin-Vachon began her career at The Procter & Gamble Company, a multinational consumer goods corporation, where she spent more than 20 years in a variety of leadership positions across the company’s portfolio of beauty, personal care and household brands. Ms. Martin-Vachon holds a Master of Business Administration from McGill University and earned her Bachelor of Arts degree in business administration at the University of Québec in Trois-Rivières.
Gonzalo F. Valdes-Fauli is Chairman of the Board of BroadSpan Capital LLC, an investment banking firm specializing in financial advisory services. Mr. Valdes-Fauli retired from Barclays Bank PLC, a major UK-based global bank, in 2001, where he held the position of Vice-Chairman, Barclays Capital, and Group Chief Executive Officer, Latin America. Mr. Valdes-Fauli also serves on the Board of Directors of The Blue Foundation, a health insurance provider wholly owned by The Blue Cross and Blue Shield of Florida, and was previously the Chairman of the Board of Republic Bank of Dominican Republic, a financial services provider, until November 2007. He is Trustee Emeritus of the University of Miami and Spring Hill College in Mobile, Alabama. Mr. Valdes-Fauli holds a Master’s Degree in international finance from Thunderbird Graduate School for International Management.
Officers
Listed below is certain information about the executive officers of Gildan in office as of the date hereof.

Name and Municipality of Residence	Position Held Within the Company and Principal Occupation
Glenn J. Chamandy(1) Montréal, Québec, Canada	President, Chief Executive Officer and Director
Rhodri J. Harries(1) Montréal, Québec, Canada	Executive Vice‑President, Chief Financial and Administrative Officer
Michael R. Hoffman St. Peter, Barbados	President, Sales, Marketing and Distribution
Benito A. Masi Panama City, Panama	President, Manufacturing
Chuck J. Ward Hickory, North Carolina	Senior Vice-President, Yarn Spinning
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

Michael R. Hoffman joined Gildan in October 1997. He served as Vice-President, Sales and Marketing for the international division until his appointment as President of Printwear in February 2001. Mr. Hoffman has over 30 years of experience in apparel sales and marketing. He provides strategic direction and leadership for the Company’s sales and marketing groups. As announced in February 2018, in conjunction with the consolidation of the Printwear and Branded Apparel operating segments, Mr. Hoffman was appointed President, Sales, Marketing and Distribution, overseeing all of the Company's sales, marketing and distribution operations.
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
Chuck J. Ward joined Gildan in April 2011 as part of the acquisition of GoldToe Moretz Holdings Corp where he had served as the Executive Vice President and Chief Financial Officer. Upon joining Gildan, Mr. Ward served as Vice President, Integration leading the integration of GoldToe into Gildan. In 2012, Mr. Ward was appointed to the position of Senior Vice President, Yarn Spinning and has been responsible for leading the strategic development and operations of Gildan’s yarn spinning facilities. He serves as an active member of the Cotton Board.

As at February 22, 2019, the executive officers and directors of the Company as a group beneficially own 3,477,623 Common Shares, which represents 1.68% of the voting rights attached to all Common Shares.
AUDIT AND FINANCE COMMITTEE DISCLOSURE
Mandate of the Audit and Finance Committee
The mandate of the Audit and Finance Committee is included herewith as Appendix A.
Composition of the Audit and Finance Committee
The Audit and Finance Committee is composed of seven independent and financially literate directors, as such terms are defined under Canadian and U.S. securities laws and regulations, and in accordance with the NYSE Corporate Governance Standards. Their education and experience relevant to the performance of their responsibilities as members of the Audit and Finance Committee are as follows:
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
Maryse Bertrand – Ms. Bertrand has had a career in law and business spanning over 35 years. Ms. Bertrand is currently an advisor in corporate governance and risk management and is a corporate director. Ms. Bertrand is a member of the Board of Directors of National Bank of Canada, Canada’s sixth largest retail and commercial bank, of PSP Investments, one of Canada’s largest pension investment managers, and of Metro Inc., a leader in the grocery and pharmaceutical distribution sectors in Canada. She chairs the Bank’s Conduct Review and Governance Committee. Ms. Bertrand is also a Vice-Chair of the Board of Governors of McGill University. She was named as Advocatus emeritus (Ad. E.) in 2007 by the Quebec Bar in recognition of her exceptional contribution to the legal profession. Ms. Bertrand holds a law degree from McGill University and a Masters in Risk Management from New York University, Stern School of Business.

Shirley E. Cunningham – Ms. Cunningham has had a career in information technology and business management spanning over 25 years. Ms. Cunningham retired in 2018 from her position as Executive Vice-President and Chief Operating Officer, Ag Business and Enterprise Strategy, for CHS Inc., a global energy, grains and foods company. Ms. Cunningham currently serves on the Board of Directors of Kemira Oyj, a Finnish-based global chemicals company providing innovative and sustainable solutions for improving water, energy and raw material efficiencies. She received a Master’s degree in Business Administration from Washington University in St. Louis in 2008.
Russell Goodman – Mr. Goodman is the Chair of the Audit and Finance Committee. He is a corporate director of public, private and not-for-profit companies. In addition to Gildan, he currently serves on the Boards of Directors of Metro Inc., a leader in grocery and pharmaceutical distribution in Canada, where he is Chair of the Audit Committee and a member of the Corporate Governance and Nominating Committee, and the Board of Directors of Northland Power Inc., a leading global independent power producer, where he is Chair of the Audit Committee and a member of the Human Resources and Compensation Committee. Mr. Goodman is also Chairman of the Independent Review Committee of Investors Group Funds, which comprise mutual funds, ETFs and other wealth management solutions managed by entities within the Power Financial Corporation group of companies. Mr. Goodman is a Fellow Chartered Professional Accountant and a holder of the ICD.D designation from the Institute of Corporate Directors. He completed a Bachelor of Commerce degree from McGill University and is a recipient of the Governor General of Canada’s Sovereign’s Medal for Volunteers.
George Heller – Mr. Heller has had a career as a business leader in the retail sector that spans over 40 years. Mr. Heller has acted since 2008 as Honorary Consul General of Thailand and as Honorary Trade Advisor to the Government of Thailand since 2000. Mr. Heller has received Honorary Doctorates from Ryerson University and the University of Victoria.
Craig A. Leavitt – Mr. Leavitt has had a career as a business leader in the retail sector that spans over 30 years. Mr. Leavitt serves on the Boards of Directors of Build-A-Bear Workshop Inc., a global, interactive retail destination for creating customizable stuffed animals, where he is Non-Executive Chair, and Crate & barrel, an industry-leading home furnishings specialty retailer. Mr. Leavitt holds a Bachelor of Arts Degree from Franklin & Marshall College.
Gonzalo F. Valdes-Fauli – Mr. Valdes-Fauli is Chairman of the Board of BroadSpan Capital LLC, an investment banking firm specializing in financial advisory services. Mr. Valdes-Fauli also serves on the Board of Directors of The Blue Foundation, a health insurance provider wholly owned by The Blue Cross and Blue Shield of Florida. He is Trustee Emeritus of the University of Miami and Spring Hill College in Mobile, Alabama. Mr. Valdes-Fauli holds a Master’s Degree in international finance from Thunderbird Graduate School for International Management.
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
External Auditor Service Fees
The aggregate fees billed by KPMG LLP (“KPMG”), the Company’s external auditor, for various audit-related and non-audit services rendered for the fiscal years 2018 and 2017 were as follows:
Audit Fees — The aggregate audit fees billed by KPMG were Cdn$2,392,000 for fiscal 2018 and Cdn$2,238,000 for fiscal 2017. These services consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, consultation concerning financial reporting and accounting standards, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.
Audit-Related Fees — The aggregate audit-related fees billed by KPMG were Cdn$80,000 for fiscal 2018 and Cdn$140,000 for fiscal 2017. These services consisted of due diligence services relating to a business acquisition in fiscal 2017 and also translation services in both years. Such due diligence services related primarily to financial accounting.
Tax Fees — The aggregate tax fees billed by KPMG were Cdn$801,000 for fiscal 2018 and Cdn$929,000 for fiscal 2017. These services consisted of tax compliance, including assistance with the preparation and review of tax returns, the preparation of annual transfer pricing studies and tax advisory services relating to domestic and international taxation.
All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were Cdn$nil for fiscal 2018 and Cdn$nil for fiscal 2017.
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
MATERIAL CONTRACTS
Other than the agreements entered into during the normal course of business, the only material agreement entered into in fiscal 2018, or before fiscal 2018 and which is still in force, is the following:

•
The Rights Plan approved by the Board of Directors on February 22, 2017, ratified by the Company’s shareholders at the annual shareholders’ meeting on May 4, 2017. This agreement will expire on the date on which the annual meeting of the Company's shareholders will be held in 2020, with one renewal option subject to shareholder approval, and subject to earlier termination or expiration in accordance with the plan's terms. This agreement was filed on SEDAR on February 23, 2017, and is available at www.sedar.com.

INTERESTS OF EXPERTS
KPMG, the external auditor of the Company, reported on the 2018 Annual Financial Statements, which were filed with the securities regulatory authorities. KPMG LLP have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements included in this Annual Information Form constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the heading “Strategy and objectives” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of the 2018 MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans;

•	our ability to successfully integrate acquisitions and realize expected benefits and synergies;

•	the intensity of competitive activity and our ability to compete effectively;

•	changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit to minimum quantity purchases;

•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;

•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social, and economic risks in the countries in which we operate or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, and other unforeseen adverse events;

•
compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;

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

•
exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

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
ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Company’s equity compensation plans is contained in the management proxy circular for its most recent annual meeting of security holders that involve the election of directors. Additional financial information is provided in the 2018 Annual Financial Statements and the 2018 Annual MD&A for its most recently completed financial year.

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

•
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

•
reviewing any analysis or other written communications prepared by management setting forth significant financial reporting issues, including the method used to account for significant unusual transactions or events and disclosures relating thereto, critical accounting estimates and judgments made in connection with the preparation of the financial statements, the analyses of the effect of alternative acceptable accounting policy choices, and the disclosure of sensitive matters such as related party transactions;

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

•
assisting the Board with the oversight of the Company’s compliance with, and reviewing the Company’s processes for complying with, applicable legal and regulatory requirements, including tax compliance;

•
overseeing the confidential, anonymous procedures for the receipt, retention and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters;

•	requesting the performance of any specific audit, as required.

(c)	Monitoring internal auditors

•	ensuring that the head of internal audit has a functional reporting relationship with the Audit Committee;

•	overseeing the access by internal auditors to all levels of management in order to carry out their duties;

•	regularly monitoring the internal audit function’s performance, its responsibilities, staffing and budget;

•	approving the appointment and termination of the Company’s chief internal auditor;

•	ensuring the ongoing accountability of the internal audit function to the Audit Committee and to the Board.

(a)	Monitoring external auditors

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

•	reviewing hiring policies for employees or former employees of the Company’s firm of external auditors;

•	overseeing the rotation of lead, concurring and other partners involved in the audit.

(b)	Reviewing financings

•	reviewing the adequacy, terms and conditions, and compliance relating to the Company’s material financing arrangements, including sales of accounts receivable, supplier factoring and hedging.

(c)	Evaluating the performance of the Audit Committee

•	overseeing the existence of processes to annually evaluate the performance of the Audit Committee.
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
* * * * * * * *

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
Under the supervision and with the participation of our principal executive officer and our principal financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 30, 2018, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that evaluation, our principal executive officer and our principal financial officer concluded that our internal control over financial reporting was effective as of that date.

E.    Report of the registered public accounting firm.

KPMG LLP (“KPMG”), an independent registered public accounting firm, that audited and reported on our financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F, has issued a report on the effectiveness of our internal control over financial reporting as of December 30, 2018. The report is included on page 3 of the financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F.

F.    Changes in internal controls over financial reporting.

There have been no changes that occurred during the period beginning on January 1, 2018 and ended on December 30, 2018 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

H.    Code of Ethics

The Registrant adopted a Code of Ethics (the “Code of Ethics”) that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics is available at the Registrant’s website, http://www.gildancorp.com, and is available, without charge, in print to any shareholder who requests it.

I.    Principal Accountant Fees and Services

In addition to retaining KPMG to report upon the annual consolidated financial statements of the Registrant, the Registrant retained KPMG to provide various audit-related and non-audit services in fiscal 2018. The aggregate fees billed for professional services by KPMG for each of the last two (2) fiscal years, were as follows:

Audit Fees - The aggregate audit fees billed by KPMG were Cdn $2,392,000 for the fiscal year ended December 30, 2018 and Cdn $2,238,000 for the fiscal year ended December 31, 2017. These services consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, consultation concerning financial reporting and accounting standards, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.
Audit-Related Fees - The aggregate audit-related fees billed by KPMG were Cdn $80,000 for fiscal 2018 and Cdn $140,000 for fiscal 2017. These services consisted of due diligence services relating to business acquisitions in fiscal 2017 and also translation services in both years. Such due diligence services related primarily to financial accounting.
Tax Fees - The aggregate tax fees billed by KPMG were Cdn $801,000 for fiscal 2018 and Cdn $929,000 for fiscal 2017. These services consisted of tax compliance, including assistance with the preparation and review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies, and tax advisory services relating to domestic and international taxation.
All Other Fees - The aggregate fees billed by KPMG for all other professional services rendered were Cdn $nil for fiscal 2018 and Cdn $nil for fiscal 2017.
All fees billed to the Registrant by KPMG in fiscal 2018 were pre-approved by the Registrant’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate and pursuant to applicable legislation. The mandate of the Audit and Finance Committee is available on the Registrant’s website at http://www1.gildan.com/corporate/IR/corporateGovernance.cfm.

In fiscal 2018 and fiscal 2017, the Company’s Audit and Finance Committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.

J.    Off-Balance Sheet Arrangements

Operating Leases and Commitments

The Registrant has no commitments that are not reflected in its balance sheets except for purchase obligations, minimum annual lease payments under operating leases which are primarily for premises, and minimum royalty payments, which are included in the table of contractual obligations on page 28 of its Management’s Discussion and Analysis (see Exhibit 99.1). As disclosed in Note 23(b) to the Registrant’s consolidated financial statements (see Exhibit 99.2), the Registrant has issued financial guarantees, irrevocable standby letters of credit and surety bonds primarily from various servicing agreements amounting to $55.4 million at December 30, 2018.

K.    Tabular Disclosure of Contractual Obligations

See page 28 of Exhibit 99.1.

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

M.    Identification of the Audit Committee
The Registrant has a separately-designated standing audit committee, known as the Audit and Finance Committee, established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Registrant’s Audit and Finance Committee are Mr. Donald C. Berg, Ms. Maryse Bertrand, Ms. Shirley E. Cunningham, Mr. Russell Goodman, Mr. George Heller, Mr. Craig A. Leavitt and Mr. Gonzalo F. Valdez-Fauli. Please refer to the section of our Annual Information Form entitled “Audit and Finance Committee Disclosure”, incorporated by reference herein, for additional information.

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
DATED: February 22, 2019
GILDAN ACTIVEWEAR INC.
/s/ Lindsay Matthews
Name: Lindsay Matthews

Title:	Vice-President, General Counsel and Corporate Secretary

-

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management’s Discussion and Analysis of the Registrant for the year ended December 30, 2018
99.2	Audited comparative consolidated financial statements of the Registrant as at and for the year ended December 30, 2018
99.3	Consent of KPMG LLP
99.4	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)
99.5	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
101	XBRL Instance Document