Form 40-F
period 2019-12-29
Gildan Activewear Inc.
filed 2020-02-21
CIK 1061894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
Or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: December 29, 2019                        Commission File number: 01-14830
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
199,380,016
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

GILDAN ACTIVEWEAR INC.

ANNUAL INFORMATION FORM

for the year ended December 29, 2019
February 21, 2020

This Annual Information Form is dated February 21, 2020 and, except as otherwise indicated, the information contained herein is given as of February 21, 2020.
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
The information appearing in the extracts of the documents listed below and specifically referred to in this Annual Information Form is incorporated herein by reference:

-	Audited Consolidated Financial Statements for the fiscal year ended December 29, 2019 (the “2019 Annual Financial Statements”);

-	Management’s Discussion and Analysis for the fiscal year ended December 29, 2019 (the “2019 Annual MD&A”); and

-	The latest Notice of Annual Meeting of Shareholders and Management Information Circular filed on SEDAR.
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
Intercorporate Relationships
The Company’s principal subsidiaries, their jurisdiction of incorporation or formation and the Company’s percentage ownership share of each are as follows:

Subsidiary	Jurisdiction of Incorporation or Formation	Ownership percentage
Gildan Activewear SRL	Barbados	100%
Gildan Yarns, LLC	Delaware	100%
Gildan Branded Apparel SRL	Barbados	100%
Gildan Honduras Properties, S. de R.L.	Honduras	100%
Gildan Apparel (Canada) LP	Ontario	100%
Gildan Activewear (UK) Limited	United Kingdom	100%
Gildan Textiles de Sula, S. de R.L.	Honduras	100%
G.A.B. Limited	Bangladesh	100%
Gildan Activewear Honduras Textile Company, S. de R.L.	Honduras	100%
Gildan Activewear (Eden) Inc.	North Carolina	100%
Gildan Hosiery Rio Nance, S. de R.L.	Honduras	100%
Gildan Mayan Textiles, S. de R.L.	Honduras	100%
Gildan Charleston Inc.	Delaware	100%
Gildan Activewear Dominican Republic Textile Company Inc.	Barbados	100%
Gildan Honduras Trading, S. de R.L.	Honduras	100%

The subsidiaries that have been omitted do not represent individually more than 10% of the consolidated assets and 10% of the consolidated revenues of Gildan, or in the aggregate more than 20% of the total consolidated assets and the consolidated revenues as at and for the year ended December 29, 2019.
GENERAL DEVELOPMENT OF THE BUSINESS
The following section describes how our business has evolved in the last three completed fiscal years and lists key events that have influenced the development of our business.
Recent Developments

•
On February 19, 2020, Gildan’s Board of Directors approved a 15% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.154 per Common Share payable on April 6, 2020 to shareholders of record on March 12, 2020.

•
On February 19, 2020, the Company received approval from the Toronto Stock Exchange (“TSX”) to renew its normal course issuer bid (“NCIB”) commencing on February 27, 2020 to purchase for cancellation up to   9,939,154 Common Shares, representing approximately 5% of the Company’s issued and outstanding Common Shares. As of February 13, 2019 (the reference date for the NCIB), the Company had 198,783,090 Common Shares issued and outstanding. The Company is authorized to make purchases under the NCIB until February 26, 2021 in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (“NYSE”), or alternative trading systems, if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities and block purchases of Common Shares. Under the NCIB, Gildan may purchase up to a maximum of 149,602 Common Shares daily through the facilities of the TSX, which represents 25% of the average daily trading volume on the TSX for the most recently completed six calendar months. The price to be paid by Gildan for any Common Shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order.

•
On February 19, 2020, Gildan’s Board of Directors approved the renewal and adoption of a shareholder rights plan (the “Rights Plan”), which will become effective upon confirmation and approval by the shareholders of the Company at the annual meeting of shareholders to be held on April 30, 2020. The Rights Plan will ensure that the Company and its shareholders continue to receive the benefits associated with the Company’s current shareholder rights plan, which is due to expire at the close of business on the date of the Company’s 2020 annual meeting of shareholders. The Rights Plan is designed to ensure that all shareholders of the Company are treated fairly in connection with any take-over offer or other acquisition of control of the Company. The Rights Plan was not adopted in response to any specific proposal to acquire control of the Company, nor is the Board of Directors aware of any pending or threatened take-over bid for the Company. The Rights Plan is similar to plans recently adopted by other Canadian companies and approved by their shareholders. If approved by the shareholders, the Rights Plan will remain in effect until the close of business on the date of the Company’s annual meeting of shareholders in 2023, with one renewal option subject to shareholder approval, and subject to earlier termination or expiration of the Rights Plan in accordance with its terms. A complete copy of the Rights Plan will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Developments in Fiscal 2019

•
As part of the Company’s efforts to optimize its global manufacturing system, over the course of fiscal 2019, the Company began to consolidate some of its textile, sock and sewing operations, and announced plans to expand capacity in certain regions:

–
During the second quarter of 2019, the Company completed the purchase of land in close proximity to its existing facility in Bangladesh. The land is intended to be used as part of the construction and development of a large multi-plant manufacturing complex, which is currently expected to include two large textile facilities and related sewing operations, to service international markets and support other key sales growth drivers.

–	During the third quarter of 2019, the Company consolidated sheer hosiery manufacturing within its global supply chain through the closure of its sheer hosiery facility in Canada.

–
During the fourth quarter of 2019, the Company began to execute on plans for the closure of its textile and sewing operations in Mexico and began to ramp down production and relocate the equipment at these facilities to its operations in Central America and the Caribbean Basin. Operations in Mexico are expected to cease at the end of the first quarter of 2020.

•
At the end of the fourth quarter of 2019, the Company decided to significantly reduce its imprintables product line stock-keeping unit (“SKUs”) base by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This strategic product line initiative is an important part of the Company's “Back to Basics” strategy, with the goal of simplifying the Company’s product portfolio and reducing complexity in its manufacturing and distribution activities. Consequently, in connection with this initiative, the Company recorded charges of $55 million in the fourth quarter of 2019 consisting of inventory write-downs of approximately $48 million, and a net $7 million reversal of gross profit relating to anticipated product returns of discontinued SKUs.

•
On February 20, 2019, Gildan’s Board of Directors approved a 20% increase in the amount of the quarterly dividend and declared a cash dividend of $0.134 per Common Share payable on April 1, 2019 to shareholders of record on March 7, 2019.

•
On February 20, 2019, the Company received approval from the TSX to renew its NCIB commencing on February 27, 2019 to purchase for cancellation up to 10,337,017 Common Shares, representing approximately 5% of the Company’s issued and outstanding Common Shares. As of February 14, 2019 (the reference date for the NCIB), the Company had 206,740,357 Common Shares issued and outstanding. The Company was authorized to make purchases under the NCIB until February 26, 2020 in accordance with the requirements of the TSX. During the twelve-month period ended February 13, 2020, the Company repurchased and cancelled a total of 8,251,026 Common Shares under the NCIB through the facilities of the TSX and the NYSE for a total of cost of $256.8 million.

Developments in Fiscal 2018

•
Effective January 1, 2018, the Company implemented executive leadership changes and consolidated its organizational structure to better leverage its go-to-market strategy across its brand portfolio and drive greater operational efficiency across the organization. The Company combined its Printwear and Branded Apparel operating businesses into one consolidated divisional operating structure. Consequently, starting in fiscal 2018 the Company began reporting under one reportable business segment. As part of this organizational consolidation, we centralized marketing, merchandising, sales, and administrative functions and streamlined our distribution network.

•
During 2018, the Company consolidated and reduced some of its sock manufacturing capacity. In the third quarter of fiscal 2018, the Company closed a smaller sock facility in North Carolina, U.S., which was acquired as part of the acquisition of Peds Legwear Inc. (“Peds”), and transitioned the production to its Rio Nance 4 sock facility in Honduras. During the fourth quarter of fiscal 2018, Gildan also began consolidating its sock operations in Honduras into one facility by integrating the majority of its sock production into its Rio Nance 4 facility. The Rio Nance 3 facility, previously the Company’s other sock facility, is now largely focusing on its garment dyeing operations. In the fourth quarter of fiscal 2018, the Company also decided to close the AKH textile facility in Honduras, which was acquired as part of the Anvil acquisition in 2012, operating in leased premises outside of the Company’s large manufacturing complex in Rio Nance. Textile production from AKH was transitioned to the Company’s new state-of-the art Rio Nance 6 textile facility which began operations towards the end of the second quarter of 2018.

•
On February 21, 2018, Gildan’s Board of Directors approved a 20% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.112 per Common Share payable each quarter of fiscal 2018.

•
On February 21, 2018, the Company received approval from the TSX to renew its NCIB commencing on February 27, 2018 to purchase for cancellation up to 10,960,391 Common Shares, representing approximately 5% of the Company’s issued and outstanding Common Shares. As of February 15, 2018 (the reference date for the NCIB), the Company had 219,207,838 Common Shares issued and outstanding. The Company was authorized to make purchases under the NCIB until February 26, 2019. On July 31, 2018, the Company received approval from the TSX to amend its NCIB in order to increase the maximum number of Common Shares that may be repurchased to 21,575,761 Common Shares, representing approximately 10% of the Company’s public float as at February 15, 2018. No other terms of the NCIB were amended. During the twelve-month period ended February 20, 2019, the Company repurchased and cancelled a total of 12,634,692 Common Shares under the NCIB through the facilities of the TSX and the NYSE for a total of cost of $367.5 million.

Developments in Fiscal 2017

•
On February 8, 2017, the Company acquired the American Apparel® brand and certain assets from American Apparel, LLC, (“American Apparel”) which filed for Chapter 11 bankruptcy protection on November 14, 2016. The total consideration for this acquisition was $98.5 million, including $10.5 million for inventory. The acquisition was financed by the utilization of the Company’s long-term bank credit facilities. The American Apparel® brand is a highly recognized brand among consumers and within the North American imprintables channel.

•
On February 22, 2017, Gildan’s Board of Directors approved a 20% increase in the amount of the quarterly dividend and declared a cash dividend of $0.0935 per Common Share payable each quarter of fiscal 2017.

•
On February 22, 2017, the Company received approval from the TSX to renew its NCIB commencing on February 27, 2017 to purchase for cancellation up to 11,512,267 Common Shares representing approximately 5% of the Company’s issued and outstanding Common Shares. As at February 17, 2017 (the reference date for the NCIB), the Company had 230,245,359 Common Shares issued and outstanding. The Company was authorized to make purchases under the NCIB until February 26, 2018. On November 2, 2017, the Company received approval from the TSX to amend its NCIB in order to increase the maximum number of Common Shares that may be repurchased to 16,117,175 Common Shares, representing 7.2% of the Company’s public float or 7% of the issued and outstanding Common Shares as at February 17, 2017. During the twelve-month period ended February 21, 2018, the Company repurchased and cancelled a total of 11,512,267 Common Shares under the NCIB through the facilities of the TSX and the NYSE for a total cost of $328.6 million, of which a total of 877,000 Common Shares were repurchased by way of private agreements with arm’s length third party sellers.

•
On February 22, 2017, the Company’s Board of Directors approved a new shareholder rights plan (the “Existing Rights Plan”) which became effective upon confirmation and approval by the shareholders of the Company at the annual general meeting of shareholders held on May 4, 2017. The Existing Rights Plan is designed to ensure that all shareholders of the Company are treated fairly in connection with any take-over offer or other acquisition of control of the Company. The Existing Rights Plan was not adopted in response to any specific proposal to acquire control of the Company, nor is the Board of Directors aware of any pending or threatened take-over bid for the Company. The Existing Rights Plan will remain in effect until the close of business on the date of the Company’s annual meeting of shareholders in 2020, with one renewal option subject to shareholder approval, and subject to earlier termination or expiration of the Existing Rights Plan in accordance with its terms. A complete copy of the Rights Plan can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

•
On July 17, 2017, the Company acquired substantially all of the assets of a ring-spun yarn manufacturer with two facilities located in Columbus, Georgia for cash consideration of $13.5 million. Production from the yarn facilities, which manufacture combed and carded ring spun yarns will be used to support our sales of fashion basics products.

•
On April 4, 2017, the Company acquired a 100% interest in an Australian based activewear distributor for cash consideration of $5.7 million. This business is part of the Company’s international sales strategy.

DESCRIPTION OF THE BUSINESS
Business Overview
Gildan is a leading manufacturer of everyday basic apparel, including activewear, underwear, socks, hosiery, and legwear products sold in North America, Europe, Asia-Pacific, and Latin America to wholesale distributors, screenprinters or embellishers, as well as to retailers in North America, including mass merchants, department stores, national chains, specialty retailers, craft stores, and pure-play online retailers that sell directly to consumers through their physical stores and/or e-commerce platforms, and to global lifestyle brand companies. Since its formation, the Company has made significant capital investments in developing its own large-scale, low-cost vertically integrated supply chain, encompassing yarn production, textile and sock manufacturing, and sewing operations. Gildan's manufacturing operations are located in Central America, the Caribbean Basin, North America, and Bangladesh.
We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities combined with the significant capital investments made over the years in that respect, which have been above industry average capital intensity levels, are factors that differentiate us from our competition. More than 90% of our sales are derived from products we manufacture ourselves. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes, efficiency levels, costs and product quality, as well as to provide reliable service with short production/delivery cycle times. In addition, running our own operations allows us to ensure adherence to high standards for environmental and social responsibility practices throughout our supply chain.
Strategy and Objectives
We execute our strategy by leveraging our competitive strengths, including our manufacturing excellence, our large-scale, low-cost vertically-integrated supply chain, our reputation for leading sustainable and ethical practices, our strong brands and long-standing customer relationships, as well as the talent of our people.

Back to Basics
Two years ago, we embarked on our “Back to Basics” plan to simplify our business and optimize operations by removing some of the complexity that had built up into our business over the years through acquisitions. We started to execute on our plans early in 2018 when we realigned our organizational structure and consolidated our business segments into one front-end organization, streamlining administrative, marketing, and merchandising functions and consolidating certain warehouse distribution activities. During 2019, we expanded on various optimization initiatives. We are focusing on the following main areas: i) simplifying our product portfolio and rationalizing less productive styles or SKUs, while introducing new products in under-penetrated North American and international growth areas; ii) driving manufacturing cost advantage and flexibility by enhancing our production capabilities through new capacity expansion in Central America and Bangladesh and consolidating higher-cost textile, sock, and sewing facilities within our existing manufacturing base; and iii) optimizing our distribution network and infrastructure by leveraging our imprintables distributor network, including exiting ship-to-the-piece activities, as well as leveraging the distribution capabilities of our retail and e-commerce partners. Our Back to Basics approach is to focus on what we do best and remain close to the roots of our success, of being a world-class manufacturer of basic apparel and leveraging our core competencies to drive our four main strategic growth drivers.

1. Growing share with imprintable brands
Several trends in imprintables are contributing positively to overall growth prospects, including the arrival of online players offering custom printed products and making decorated apparel more accessible to individuals and small businesses. Furthermore, advancements in digital printing, in terms of speed, affordability and quality, as well as reducing the barriers to entry with lower set-up costs compared to traditional screen printing, have created new opportunities for decorators and online players.

1.1 Driving market share growth in higher value ring-spun products

In the North American imprintables channel, the Company historically focused on the basics category of activewear products, manufactured primarily from open-end cotton yarn and tubular manufacturing production, and over the years gained significant market share with the Gildan® brand becoming the leader in this category. In more recent years, we have seen an acceleration of demand for softer and lighter fabrics, often referred to as fashion basics products. These products are produced with higher quality cotton ring-spun yarns and/or blended yarn fibres and may feature more fitted silhouettes, side-seam stitching, and stretch attributes, among other characteristics. Over the last few years, we started to position ourselves to compete and gain market share in this category of imprintables. We developed and acquired brands which we believe are well positioned to drive growth in fashion basics. We invested in developing our own yarn-spinning manufacturing facilities, thereby securing our own cost-effective ring-spun yarn supply. In addition, our newest textile facility Rio Nance 6, which began production during 2018, is being ramped up with new equipment geared for more efficient production of fashion basics. Our portfolio of fashion brands under the Gildan® brand umbrella for the value-oriented customer includes the Gildan® Softstyle®, Gildan® Hammer™, and Anvil® by Gildan® brands. In addition, under the Gildan Performance® line we market products featuring moisture wicking and anti-microbial properties for long-lasting comfort and performance. Our higher price point fashion offerings include the American Apparel® brand positioned as a premium brand in fashion basics, and the Comfort Colors® brand, also a premium brand, which features garment-dyed activewear products. More recently, we introduced a new line of fashionable sport shirts under the Prim + Preux® brand. With a comprehensive portfolio, covering a wide range of fabrications, weights, and styles at different price points, supported by cost-effective manufacturing operations, including yarn capabilities, we believe we are well positioned to drive market leadership for higher value ring-spun products, reinforce our core brands, and grow in under-penetrated categories.
1.2 Driving international growth
We are also pursuing further growth within the imprintables channel of international markets, focusing on Europe, Asia-Pacific, and Latin America, where we estimate the addressable market opportunity in aggregate to be large. Currently our sales outside the United States and Canada are just over 10% of our total consolidated net sales. We are continuing to expand our manufacturing capacity to support further penetration in these markets where our growth has been somewhat restricted by capacity availability. We have been increasing capacity at our smaller manufacturing facility in Bangladesh, which is dedicated to supporting international markets. In addition, during the second quarter of 2019, we purchased a large parcel of land in Bangladesh and announced plans to significantly expand our manufacturing capabilities there with the construction and development of a large multi-plant manufacturing complex which the Company believes will enhance its positioning to service international markets and support other key sales growth drivers. The planned incremental capacity from Bangladesh is expected to allow us to fully service the European and Asian markets from Bangladesh and free up capacity in Central America, which is currently used to support some of our requirements for the European market. Freed up capacity in Central America is expected to be used to support incremental sales growth in North America and Latin America. Further to expanding manufacturing capacity in support of driving international imprintables growth, we also intend to leverage the breadth of our core North American product line to further develop and broaden our international product offering and enhance the profitability mix of our international sales.

2. Driving new opportunities with our retail brands
Gildan's retail brands, including Gildan®, American Apparel®, GoldToe®, Peds®, Secret® and related brand extensions, as well as Under Armour®, a licensed brand for socks, are well established within the retail channel, with presence in both brick and mortar stores and online platforms. E-commerce is increasingly gaining share in the retail industry and we recognize that there is opportunity to grow our brand presence online. We are targeting to grow the sales of our brands with retailers, focusing on customers with omni-channel presence. Under our Back to Basics strategy we are focusing on our core competencies, offering our customers large-scale reliable manufacturing for high quality products at attractive prices while we seek to leverage the reach and strength of our customers' e-commerce infrastructure and extensive distribution capabilities.

3. Capitalizing on shift to private brands
In recent years, we have seen a resurgence of private label brands by traditional retailers trying to differentiate their offering and enhance profitability. While we continue to pursue sales growth with our own brands, in light of the rising trend of retailers shifting focus to proprietary private label brands, particularly mass merchants, the Company recognizes its strong positioning to supply retailers who are seeking low-cost, large-scale reliable manufacturers to support their private label program requirements. The Company intends to pursue private label programs aligned to its operational and financial criteria, including product and SKU complexity and size of program, financial return targets, duration or term of expiry of the agreement, and working capital investment requirements, among other factors of consideration. We have also developed strong relationships with, and are targeting to grow our sales as a supply chain partner to, select leading global athletic and lifestyle brands for which we manufacture products, but against which our brands do not compete directly. These customers market their brands through their own retail stores, online and/or in other retailer outlets. We believe we are well positioned to service global brands that are increasingly looking to source from manufacturers that meet rigorous quality and social compliance criteria and are strategically located in the Western Hemisphere. Additionally, the majority of our sales to global lifestyle brands is primarily derived from the sale of activewear products. In recent years, we have also been selling sock products to one of our global brand customers. We believe there is an opportunity to leverage our relationships with these customers to continue to grow our sales in activewear and expand into the other product categories we manufacture, such as socks and underwear.

4. Enhancing sales and earnings growth with acquisitions that complement our strategy
We believe we can enhance our sales and earnings growth with complementary strategic acquisitions, and we have available free cash flow and debt financing capacity to pursue opportunities which meet our criteria. Over the past decade, we have completed acquisitions which have added brands to our portfolio or expanded our product offering, enhanced our manufacturing capabilities, or expanded our distribution or presence in geographical markets. The three main considerations around which we have developed our criteria for evaluating acquisition opportunities include: (1) strategic fit; (2) ease of integration; and (3) financial targets, including return on investment thresholds, based on our risk-adjusted cost of capital.
Operating Segment Reporting
Following an internal reorganization which took effect on January 1, 2018 and resulted in the consolidation of the Company’s divisional organizational structure, the Company manages its business on the basis of one reportable operating segment.
Our Operations
Brands, Products, and Customers
The products we manufacture and sell are marketed under our Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Prim + Preux®, GoldToe®, Anvil® by Gildan®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus®, Peds® and MediPeds®. Through a sock licensing agreement providing us exclusive distribution rights in the United States and Canada, we also sell socks under the Under Armour® brand. In addition, we manufacture for and supply products to select leading global athletic and lifestyle brands, as well as to certain retail customers who market these products under their own brands.

Our primary product categories include activewear tops and bottoms, hosiery, and underwear, the vast majority of which we manufacture. Some of our brands also extend to other categories such as intimates, sheer hosiery and shapewear, which are primarily sourced through third-party suppliers.

We sell our activewear products primarily in “blank” or undecorated form, without imprints or embellishment. These activewear products are primarily sold to wholesale distributors within the imprintables channel, who then sell the blanks to screenprinters/embellishers who decorate the products with designs and logos, and in turn sell the embellished/imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. The activewear products have diverse applications, such as serving as work or school uniforms or athletic team wear or simply conveying individual, group, and team identity. We also sell activewear products to various retailers, in addition to underwear and socks for men, ladies, and kids, as well as other hosiery products such as pantyhose and leggings. These retailers include mass merchants, department stores, national chains, sports specialty stores, craft stores, food and drug retailers, dollar stores and price clubs, all of which sell to consumers through their brick and mortar outlets. Consumers also buy our products online through e-commerce platforms, including pure-play online retailers and brick and mortar retail customers’ e-commerce platforms. In addition to selling our products to retailers, we manufacture for and sell to select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel.

The following table summarizes our product and brand offerings:

Primary product categories	Product-line details	Brands
Activewear	T-shirts, fleece tops and bottoms, and sport shirts	Gildan®, Gildan Performance®, Gildan Platinum®(1), Gildan® Hammer™, Comfort Colors®(2), American Apparel®, Anvil® by Gildan®, Alstyle®(2), Prim + Preux®, GoldToe®
Hosiery	athletic, dress, casual and workwear socks, liner socks, socks for therapeutic purposes(4), sheer panty hose(5), tights(5), and leggings(5)
Gildan®, Gildan Platinum®(1), Under Armour®(3), GoldToe®, PowerSox®, GT a GoldToe Brand®, Silver Toe®, Signature Gold by Goldtoe®, Peds®, MediPeds®, Kushyfoot®(1), Therapy Plus®(1), All Pro®, Secret®(1), Silks®(1), Secret Silky®, American Apparel®

Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Gildan Platinum®(1)
Intimates	ladies' shapewear, intimates, and accessories	Secret®(1), Secret Silky®
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
(4) Applicable only to Therapy Plus® and MediPeds®.
(5) Applicable only to Secret®, Silks®, Secret Silky®, and Peds®.

Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. To a lesser extent, we also use third-party contractors to supplement our requirements. Our vertically integrated manufacturing operations include capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in four main hubs, specifically in the United States, Central America, the Caribbean Basin and Bangladesh. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Central America, in Honduras.

In order to support further sales growth, we are continuing to expand our manufacturing capacity in Central America and Bangladesh and are also making investments in technology to enhance our capabilities in the production of fashion basics and performance garments.

The following table provides a summary of our primary manufacturing operations by geographic area:

	United States	Central America	Caribbean Basin	Mexico	Asia
Yarn-spinning facilities(1): conversion of cotton, polyester and other fibres into yarn	■ Clarkton, NC ■ Cedartown, GA ■ Columbus, GA ■ Salisbury, NC (2 facilities) ■ Mocksville, NC ■ Eden, NC
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric		■ Honduras (4 facilities)	■ Dominican Republic	■ Agua Prieta(4)	■ Bangladesh
Sewing facilities(2): assembly and sewing of cut goods		■ Honduras (3 facilities) ■ Nicaragua (3 facilities)	■ Dominican Republic (3 facilities)	■Hermosillo(4)	■ Bangladesh
Garment-dyeing(3): pigment dyeing or reactive dyeing process		■ Honduras
Hosiery manufacturing facilities: conversion of yarn into finished socks/sheer hosiery		■ Honduras
(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in the U.S., to satisfy the remainder of our yarn needs.
(2) Although the majority of our sewing facilities are Company-operated, we also use the services of third-party sewing contractors, primarily in Haiti, Nicaragua and other regions in Central America, to satisfy the remainder of our sewing requirements.
(3) Garment dyeing is a feature of our Comfort Colors® products only, which involves a different dyeing process than how we typically dye the majority of our products. Our garment dyeing operations are located in our Rio Nance 3 facility in Honduras.
(4) Operations in Mexico are expected to cease at the end of the first quarter of 2020. See above under the heading "Developments in Fiscal 2019".
Competitive Environment
The basic apparel market for our products is highly competitive and continuously evolving. Changing market dynamics, such as the growth of online shopping, declining store traffic trends, as well as retailer closures and consolidation, are intensifying competition. Competition is generally based upon price, quality and consistency, comfort, fit, style, brand, and service. We compete on these factors by leveraging our competitive strengths, including our strategically located manufacturing operations and supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. Not all of our competitors manufacture their own products and among those competitors that do, we believe we are more vertically-integrated. More specifically, our vertical integration begins with owning and operating large-scale yarn-spinning facilities, where we produce yarn, which is then used to produce textile in our textile operations, before being cut and assembled in our Company-operated sewing facilities. We believe our manufacturing skill set together with the significant supply chain infrastructure that we have developed, and in which we have made significant capital investments over time, are key competitive strengths.

We face competition from large and smaller U.S.-based and foreign manufacturers or suppliers of basic family apparel. Among the larger competing North American-based manufacturers are Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc., which competes through its own brand offerings and those of its subsidiary, Russell Corporation, as well as Hanesbrands Inc. These companies manufacture out of some of the same geographies as Gildan and compete primarily within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks and underwear, our competitors also include Renfro Corporation, Jockey International, Inc., and Kayser Roth Corporation. In addition, we compete with smaller U.S.-based companies selling to or operating as wholesale distributors of imprintable activewear products, including Next Level Apparel, Color Image Apparel, Inc. (owner of the Bella + Canvas brand), and Delta Apparel Inc., as well as Central American and Mexican manufacturers that supply products into this channel. Competing brands also include various private label brands controlled and sold by many of our customers, including wholesale distributors within the imprintables channel and retailers. In recent years, we have seen an increase in private label offerings, particularly within the mass retail channel, replacing branded offerings. While private brands may compete against our own brands, the shift to private brand offerings by retailers is also presenting the Company with revenue-generating opportunities, as these retailers seek strategic suppliers with the type of manufacturing capabilities that we can provide to support their offerings.
Sales, Marketing, and Distribution
Our global sales and marketing office is located in Christ Church, Barbados, out of which we have established customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and production planning, as well as inventory control and logistics. We also maintain sales support offices in the U.S. We have established extensive distribution operations primarily through internally managed and operated distribution centres. We distribute our products primarily out of large Company-operated distribution centres and smaller facilities in the U.S., as well as out of our Company-owned distribution facility in Honduras. To supplement some of our distribution needs, we also use third-party warehouses in North America, Europe, and Asia.
Customers
We sell our activewear, underwear, socks, hosiery, and legwear products to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms. In the imprintables channel we sell our products in over 60 countries across North America, Europe, the Asia-Pacific region and Latin America, primarily to wholesale distributors and to a lesser extent to large screenprinters or embellishers. Our products in the North American retail channel are sold to a broad spectrum of retailers, including mass merchants, department stores, national and regional chains, sports specialty stores, craft stores, food and drug retailers, dollar stores and price clubs. Consumers also buy our products online through e-commerce platforms, including pure-play online retailers and brick and mortar retail customers’ e-commerce platforms. For fiscal 2019, our sales totaled $2,823.9 million. In fiscal 2019, we sold our products in the United States, Canada and other international markets, which accounted for 85.0%, 4.1% and 11.0% of total sales, respectively. For a breakdown of our total sales by product group and geographic market for each of the last two financial years, reference is made to note 25 to the 2019 Annual Financial Statements, which note is incorporated herein by reference.

Our total customer base is composed of a relatively small number of significant customers. In fiscal 2019, our largest customer accounted for 18.6% of our total sales, and our top ten customers accounted for 59.4% of our total sales. Although we have long‑term ongoing relationships with many of our customers, our contracts with our customers do not require them to purchase a minimum quantity of our products. Instead, we assess their projected requirements and then plan our production and marketing strategy accordingly.
Raw Materials
Cotton and polyester fibres are the main raw materials used in the manufacturing of our products. Cotton is used in the manufacturing of both 100% cotton yarns and blended yarns, while polyester is used in the manufacturing of both blended yarns and 100% polyester yarns. The cotton fibres used in the manufacturing of yarn in our internal yarn spinning facilities are typically purchased directly from cotton merchants for future delivery at pre-determined prices under contracts as deemed appropriate by management. Similarly, for the majority of the polyester fibres, pricing is negotiated directly with suppliers on an annual basis subject to the price variability of certain polyester components.

During fiscal 2019, most of our yarn requirements for the production of our product lines were met by our own six yarn-spinning facilities located in Cedartown, GA, Colombus, GA, Clarkton, NC, Salisbury, NC and Mocksville, NC and our long-term supply agreements with third-party suppliers. The yarn requirements for our Bangladesh operations are supplied by local and regional spinners. We expect that most of our yarn requirements will continue to be met by these sources.

The primary sources of energy consumed in our manufacturing facilities are (i) biomass, petroleum coke, bunker fuel and natural gas, which are used to generate steam required in the production process, and (ii) electricity, which is used to power production equipment and air conditioning. The bunker fuel used in our operations is supplied by local third-party suppliers, and the pricing is highly dependent on international market prices for bunker fuel. Natural gas is used in our operations in Bangladesh, and is obtained from local third-party suppliers. The electricity requirements for our manufacturing complex in the Dominican Republic as well as our Mexican facilities are provided by the local public electricity company. Our Rio Nance complex in Honduras transitioned during 2016 from the public grid to a long-term private contract which is now providing 100% of our electricity requirements. In both cases, electricity rates are variable and are largely related to underlying oil prices.

Biomass, derived from agricultural waste, is sourced from private third-party suppliers, and provides a major portion of the thermal energy (or steam) for our operations in both the Dominican Republic and Honduras. We anticipate that our biomass consumption needs will increase progressively over the next few years. We have been operating a biomass steam generation system in the Dominican Republic since 2010, which has contributed to the reduction of the energy costs associated with our textile production in the Dominican Republic. Similarly, we began operating a biomass steam generation facility in Honduras during 2010 and are currently operating three such facilities at the Rio Nance complex in Honduras to support both of our sock manufacturing facilities as well as the majority of the steam requirements for our textile operations. To optimize our energy use, we have installed absorption chillers that capture the thermal energy from the biomass steam to create cool water that drives many of our facilities’ air conditioning systems, effectively reducing our electricity consumption in Honduras since 2016 by almost 4.5 MW. The Company has implemented advanced technology to improve the steam production generated by our biomass to support additional textile capacity expansions as needed in the future.

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

Business acquisitions may affect the comparability of results. There have not been any significant business acquisitions during the last eight quarters. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. Subsection 5.4.5 entitled “Restructuring and acquisition-related costs” in our 2019 Annual MD&A contains a discussion of costs related to the Company’s restructuring actions and business acquisitions. The effect of asset write-downs, including allowances for expected credit losses, provisions for discontinued inventories, and impairments of long-lived assets can also affect the variability of our results. Subsection 5.3.1 entitled “Recent Developments” in our 2019 Annual MD&A describes the Company's strategic initiative to significantly reduce its imprintable product line SKU count which resulted in $55 million of charges that affected net earnings in the fourth quarter of fiscal 2019. Subsection 5.4.4 entitled “Impairment of trade accounts receivable” in our 2019 Annual MD&A contains a discussion of allowances for expected credit losses, including a $24 million increase in the impairment of trade accounts receivable that was recorded in the first quarter of fiscal 2019.

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in the “Financial risk management” section of our 2019 Annual MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.
Trade Regulation
As a multinational corporation, we are affected by domestic tariffs, including the potential imposition of anti-dumping or countervailing duties on our raw materials and finished goods, international trade legislation, as well as bilateral and multilateral trade agreements and trade preference programs in the countries in which we operate, source, and sell products. In order to remain globally competitive, we have situated our manufacturing facilities in strategic locations to benefit from various free trade agreements and trade preference programs. Furthermore, management continously monitors new developments and evaluates risks relating to duties, including anti-dumping and countervailing duties, tariffs, and trade restrictions that could impact our approach to global manufacturing and sourcing, and makes adjustments as needed.
The United States has implemented several free trade agreements and trade preference programs to enhance trade with certain countries such as the North America Free Trade Agreement (“NAFTA”), which is now expected to be replaced by the U.S.-Mexico Agreement (“USMCA”), discussed below, the Dominican Republic-Central America-United States Free Trade Agreement (“CAFTA-DR”), the Caribbean Basin Trade Partnership Act (“CBTPA”) and the Haitian Hemispheric Opportunity through Partnership Encouragement Act (“HOPE”), which allow qualifying textiles and apparel from participating countries duty-free access to the U.S. market.
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

In 2018, the United States, Canada, and Mexico concluded a renegotiated agreement of NAFTA, referred to as the USMCA. The USMCA is expected to replace NAFTA once it has been ratified by each of the member countries. The USMCA has been ratified by both Mexico and the U.S., and Canada is expected to do so in 2020. The USMCA brings more closely into alignment the apparel rules of origin with those of CAFTA-DR. NAFTA will remain in effect until the USMCA is ratified by each member country.

Canada and Honduras have in place a free trade agreement which came into force on October 1, 2014. This agreement enables qualifying textiles and apparel from Honduras to benefit from duty-free access into the Canadian market. Canada also affords preferential tariff treatment to certain qualifying apparel articles from least developed countries, including Haiti, Cambodia and Bangladesh.

Imports into the Mexican market may qualify for trade preferences from free trade agreements in effect with Costa-Rica, El Salvador, Guatemala, Nicaragua and Honduras. In addition, the Colombia-Northern Triangle Regional Trade Agreement, which includes Colombia, El Salvador, Guatemala, and Honduras as member countries, provides duty-free access to qualifying goods traded between the countries.

The European Union has an Association Agreement with Central America, including Honduras and Nicaragua, where we have production operations. The European Union also has preferential trade arrangements with other countries. The European Union maintains a Generalized System of Preferences (“GSP”) and the Everything But Arms programs (“EBA”). These programs allow free or reduced duty entry into the European Union of qualifying articles, including apparel, from developing countries and least developed countries where we have manufacturing operations, including Haiti and Bangladesh. The European Union also affords preference to qualifying apparel from notable production venues including Vietnam, Myanmar and Pakistan, which could negatively impact our competitive position in the European Union. Any changes to these agreements could have a negative impact on our operations.

On June 23, 2016, the United Kingdom voted to leave the European Union (“Brexit”). On January 24, 2020, the Withdrawal Agreement covering the withdrawal of the United Kingdom from the European Union was signed by the Prime Minister of the United Kingdom, the European Commission, and the President of the Council of the European Union. On January 25, 2020, the European Parliament ratified the Withdrawal Agreement which represented the final legal step in the Brexit process and the United Kingdom left the European Union at 11 PM GMT on January 31, 2020. From this date, the United Kingdom will enter a transition period lasting until December 31, 2020 during which it will need to comply with European Union rules and laws, unless otherwise provided in the Withdrawal Agreement. The relationship that the European Union and United Kingdom will have following the end of the transition period remains subject to negotiation with both sides expected to publish their negotiating positions early in 2020. Should an agreement not be reached between the two parties by the end of 2020, there could be a significant adverse impact on our operations. With respect to trade between the United Kingdom and other countries with which the European Union has trade agreements in effect, if the United Kingdom fails to timely implement identical or similar agreements or programs to the ones in effect with the European Union, it could also negatively impact the competitiveness of our supply chain in servicing those respective markets.

The People's Republic of China extends duty-free and quota-free trade benefits under the Asia-Pacific Trade Agreement and under a special preferential tariff program for Least Developed Countries to qualifying apparel articles from Bangladesh, including certain chief-weight cotton apparel articles. Any changes to this agreement or preference program could have a negative impact on our operations.

A segment of our goods from China have been subject to tariffs by the U.S. which are over-and-above the normal applicable duty rates. On January 15, 2020 a non-comprehensive Phase 1 deal was signed between the U.S. and China resulting in, among other things, the elimination of proposed tariffs on U.S. imports of certain Chinese products

(List 4B) and a reduction in tariffs on certain Chinese products from 15% to 7.5% (List 4A) effective February 15, 2020. If China does not follow through on its commitments with respect to the Phase 1 deal, the proposed tariff elimination and the tariff reduction could be repealed. Furthermore, the tariffs on Chinese goods may further increase or additional goods may become subject to tariffs in the absence of a comprehensive agreement between the U.S. and China which could have a negative impact on our operations.

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
In Canada, we are subject to similar laws and regulations, including the Hazardous Products Act and the Canada Consumer Product Safety Act, which apply to manufacturers, importers, distributors, advertisers, and retailers of consumer products. In the European Union, we are also subject to product safety regulations, including those which are imposed pursuant to the General Product Safety Directive and the Registration, Evaluation, Authorisation and Restriction of Chemicals, which places responsibility on all manufacturers to identify and manage the risks that chemical substances may pose to human health and to the environment. We are also subject to similar laws and regulations in the other jurisdictions in which our products are sold.
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
Genuine Responsibility™
The Company’s environmental, social and governance (“ESG”) program, launched more than 15 years ago, is deeply embedded within our overall corporate strategy and recognized throughout the organization as a key driver of our business success. We remain committed to pursuing continuous improvement and the implementation of innovative and sustainable solutions that can reduce our environmental footprint and drive positive outcomes for all of our stakeholders.

Our Genuine Responsibility™ strategy has been developed by focusing on the most material issues to our Company, with consideration to leveraging our strengths in support of the United Nation’s Sustainable Development Goals (SDGs). We have identified these issues through a formal materiality assessment which encompasses areas of concern to our stakeholders that are the most important for them and that have the biggest potential to impact our business. We believe we can best achieve these goals and deliver value for all stakeholders by focusing on Caring for our People, Conserving the Environment and Creating Strong Communities.

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

In September of 2019, Gildan was included in the Dow Jones Sustainability North American Index. This is the seventh consecutive year that Gildan has been included on the Dow Jones Sustainability Indices (“DJSI”). The DJSI tracks the financial performance of the leading sustainability-driven companies worldwide. These indices serve as benchmarks for investors who integrate ESG considerations into their investment philosophy. The annual DJSI review is based on the SAM Corporate Sustainability Assessment, a thorough analysis of corporate economic, environmental and social performance criteria. The analysis covers issues such as supply chain standards and labour practices, environmental policy/management systems, corporate governance and risk management.
Social Compliance
We provide favourable working conditions for all our employees worldwide. All of Gildan’s operations are governed by the Company’s Code of Conduct, which was updated at the end of 2017 to ensure that we continue to comply with local laws and the most current international standards. The Code of Conduct follows the International Labour Organization Conventions, the Fair Labor Association (“FLA”) standards, and the Worldwide Responsible Accredited Production (“WRAP”) guidelines, as well as best practices of leading organizations in the area of ESG.
We use internal and external monitoring programs in order to verify compliance not only with local labour laws, but with internationally-recognized labour standards as well. Our social compliance monitoring is composed of both external third-party audits and internal monitoring audits. Internal audits are done on an unannounced basis while independent third-party monitors also regularly audit our plants, both on an announced and unannounced basis. During fiscal 2019, a total of 150 audits were performed in our facilities and in the facilities of our third-party contractors. 66% of these audits were carried out by internal auditors, and 34% were conducted by external auditors mandated by the FLA, Better Work, WRAP and our customers. On a regular basis, we reconcile the results of our internal audits with the external audits conducted at our facilities in order to ensure the completeness of our internal verifications.
Gildan has been a “Participating Company” in the FLA since 2003. The FLA is a multi-stakeholder organization that is internationally recognized and whose mission is to improve working conditions for employees worldwide. In 2007, Gildan became the first vertically-integrated apparel manufacturer to have its social compliance program accredited by the FLA. This accreditation was renewed in 2019 after the Company demonstrated that it has policies and practices in place to identify and remediate unfair labour practices in its global supply chain.
All of our sewing facilities, including our vertically integrated textile and sewing facility in Bangladesh, have been certified by WRAP, an independent, non-profit organization dedicated to the promotion and certification of lawful, humane and ethical manufacturing throughout the world. WRAP, through independent third-party verification, certifies facilities that comply with its code of conduct. In addition, our sewing facilities in Nicaragua, as well as our contractors’ facilities in Haiti, are members of the Better Work Programme, which is a comprehensive collaborative program between the United Nation’s International Labour Organization and the International Finance Corporation designed to improve working conditions and respect of labour rights of workers, and boost the competitiveness of apparel businesses. All of our third-party sewing contractors are contractually required to follow prescribed employment policies as well as our Code of Conduct.
Environmental Compliance
Gildan operates within the guidelines and practices set forth in its Global Environment & Energy Policy and in its Restricted Substances Code of Practice. The purpose of our Environmental Management System is to reduce our environmental impact and to preserve the external natural resources the Company utilizes. In 2017, we identified two primary areas of focus that are of top importance to our stakeholders and critical to our Company’s long-term operational success: operational water and wastewater management, and climate change. Innovative systems such as the biotop, a biological wastewater treatment system, and our biomass steam generation systems are some of the leading sustainable practices we have put in place. The Company monitors, controls and manages other environmental issues through policies which include, but are not limited to, recycling and creation of measures for waste prevention, minimization and recovery and the treatment at all stages of the production cycle including the off-site disposal of any hazardous waste. While we have achieved great results to date, we remain committed to searching for and investing in new technologies in these areas.
We are subject to various federal, state and local environmental and occupational health and safety laws and regulations in the jurisdictions in which we operate, concerning, among other things, wastewater discharges, air emissions, storm water flows, and waste disposal. Our manufacturing plants generate some quantities of waste, which are recycled, repurposed, or disposed of by licensed waste management companies, in cases of hazardous waste. Through our Global Environment & Energy Policy, Restricted Substances Code of Practice and Environmental Management System, we seek not only to comply with all applicable laws and regulations, but also to reduce our environmental footprint through an efficient use of our resources, landfill reduction and the prioritization of recycling. Although we believe that we are currently in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located, the extent of our liability, if any, for failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined.
Gildan has been included in the leadership band in CDP’s 2019 scores for corporate transparency and action on climate change. CDP (previously known as “Carbon Disclosure Project”) is a global non-profit organization that drives companies and governments to reduce their greenhouse gas emissions, safeguard water resources and protect forests. Companies scoring within CDP’s leadership band are recognized for their transparent and comprehensive disclosure of climate data, thorough awareness of climate risks, demonstration of strong governance and management of climate risks and demonstration of market-leading practices. Gildan received an A- in CDP’s 2019 scores.

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
Risk Factors
Please see the “Financial Risk Management”, “Critical Accounting Estimates and Judgments”, and the “Risks and Uncertainties” sections of our 2019 Annual MD&A beginning on page 27, page 31 and page 35, respectively, which are incorporated herein by reference.
Employees
Gildan employs approximately 53,000 employees worldwide. The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. At the end of 2019, 40% of our total employee base was represented by labour organizations and in excess of 27,400 employees were covered under collective bargaining agreements.
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

For each of the three most recently completed financial years, the Company declared and paid dividends on its Common Shares as follows:

Date of Dividend Declaration	Amount of Dividend per Common Share
February 23, 2017	$0.0935
May 3, 2017	$0.0935
August 3, 2017	$0.0935
November 2, 2017	$0.0935
February 22, 2018	$0.1120
May 2, 2018	$0.1120
August 2, 2018	$0.1120
November 1, 2018	$0.1120
February 21, 2019	$0.1340
May 1, 2019	$0.1340
August 1, 2019	$0.1340
October 31, 2019	$0.1340

CAPITAL STRUCTURE
The following is a description of the material terms of our Common Shares, our First Preferred shares and our Second Preferred shares, as set forth in the Articles of the Company. Our authorized share capital consists of an unlimited number of Common Shares, of which 198,783,090 were issued and outstanding as of February 13, 2020, and an unlimited number of First Preferred shares and Second Preferred shares, each issuable in series, none of which are issued and outstanding.
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

The table below shows the monthly price range per Common Share and the trading volume of the Common Shares for the fiscal year ended December 29, 2019 on the TSX (in Cdn$) and on the NYSE (in US$).

COMMON SHARES
Toronto Stock Exchange (TSX)(1)				New York Stock Exchange (NYSE)(2)
Month	High (Cdn$)	Low (Cdn$)	Trading Volume	Month	High	Low	Trading Volume
December(3)	41.71	41.05	230,845	December(3)	30.56	30.08	99,439
January	45.10	40.01	8,626,835	January	34.00	29.67	2,474,084
February	47.49	42.40	9,956,632	February	36.11	32.19	3,700,339
March	49.50	46.95	11,851,768	March	36.94	35.08	2,478,045
April	51.20	47.87	8,933,832	April	37.95	35.85	2,587,782
May	51.52	48.50	14,065,163	May	38.27	35.92	3,118,554
June	52.95	47.85	9,495,905	June	39.55	35.60	2,126,486
July	52.82	50.43	7,864,392	July	40.40	38.49	2,330,180
August	53.33	47.19	9,560,684	August	40.29	35.51	2,923,972
September	50.22	45.93	9,897,387	September	37.90	34.64	2,142,726
October	47.55	30.81	21,142,968	October	35.76	23.48	6,544,840
November	39.24	33.59	18,372,320	November	29.36	25.53	3,782,836
December	39.15	37.58	10,643,599	December	29.67	29.40	3,426,385
(1) The trading volumes do not reflect any trades done on alternative trading systems and only represent approximately 59% of all trades executed in Canada (approximately 238 million Common Shares).
(2) The trading volumes do not reflect any trades done on alternative trading systems and only represent approximately 24% of all trades executed in United States (approximately 159 million Common Shares).
(3) December 31, 2018 represents the first trading day of the fiscal 2019 year.

DIRECTORS AND OFFICERS
Directors
Listed below is certain information about the directors of Gildan in office as of the date hereof. The directors have served in their respective capacities since their election and/or appointment and will continue to serve until the next annual meeting of shareholders or until a successor is duly elected.

Name and Municipality of Residence	Principal Occupation	Director Since
Glenn J. Chamandy Westmount, Québec, Canada	President and Chief Executive Officer of the Company	May 1984
William D. Anderson(2)(3) Toronto, Ontario, Canada	Corporate Director	May 2006
Donald C. Berg(4) Lakewood Ranch, Florida, United States	President of DCB Advisory Services (consulting services to food and beverage companies)	February 2015
Maryse Bertrand(1)(2) Westmount, Québec, Canada	Corporate Director	May 2018
Marc Caira(1)(2) Toronto, Ontario, Canada	Vice-Chairman of the Board of Directors of Restaurant Brands International Inc. (multinational quick service restaurant company)	May 2018
Shirley E. Cunningham(1)(3) Estero, Florida, United States	Corporate Director	February 2017
Russell Goodman(1)(3) Mont Tremblant, Québec, Canada	Corporate Director	December 2010
Charles Herington(2)(3) Miami, Florida, United States	Chief Operating Officer, Vice-Chairman and President of Global Operations at Zumba Fitness LCC (worldwide provider of dance fitness classes)	May 2018
Luc Jobin(1)(3) Westmount, Québec, Canada	Corporate Director	February 2020
Craig Leavitt(1)(3) New York, New York, United States	Corporate Director	May 2018
Anne Martin-Vachon(2)(3) Mississauga, Ontario, Canada	Chief Retail Officer of Rogers Communications Inc. (a Canadian technology and media company)	February 2015

(1)	Member of the Audit and Finance Committee.

(2)	Member of the Corporate Governance and Social Responsibility Committee.

(3)	Member of the Compensation and Human Resources Committee.

(4)	Chairman of the Board.
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

Donald C. Berg is President of DCB Advisory Services, providing consulting services to food and beverage companies ranging from multi-national conglomerates to start-up companies. Mr. Berg retired in April 2014 as Executive Vice President, Chief Financial Officer at Brown-Forman Corporation, a U.S.-based producer and marketer of fine quality beverage alcohol brands and one of the largest companies in the global wine and spirits industry. Mr. Berg’s career at Brown-Forman Corporation spanned over 25 years, where he held various executive positions including as President of its Advancing Markets Group, President of Brown-Forman Spirits Americas, the company’s largest operating group, head of its corporate development and strategy functions, and director of its mergers and acquisitions group. Prior to joining Brown-Forman, Mr. Berg has held a wide variety of finance, sales and marketing roles with respected national and international firms after beginning his career as a certified public accountant with Ernst & Whinney. Mr. Berg is also a member of the Board of Directors of Meredith Corporation, a publicly-held media and marketing company, where he is also Chair of the Audit and Finance Committee. In addition, he is a member of the Board of Beam Suntory International, the third largest global spirits company wholly owned by Tokyo-based Suntory Holdings Group. Mr. Berg holds a Master of Business Administration from the Wharton School of Business and earned his Bachelor of Arts degree in accounting and business administration from Augustana College in Illinois.
Maryse Bertrand has had a career in law and business spanning over 35 years. Ms. Bertrand is currently an advisor in corporate governance and risk management and is a corporate director. Ms. Bertrand is a member of the Board of Directors of National Bank of Canada, Canada’s sixth largest retail and commercial bank, of PSP Investments, one of Canada’s largest pension investment managers, and of Metro Inc., a leader in the grocery and pharmaceutical distribution sectors in Canada, where she chairs the Corporate Governance and Nominating Committee. From 2016 to 2017, she was Strategic Advisor and Counsel to Borden Ladner Gervais LLP, in matters of risk and governance. From 2009 to 2015, she was Vice-President, Real Estate Services, Legal Services and General Counsel at CBC/Radio-Canada, Canada’s public broadcaster, where she also chaired the National Crisis Management Committee and the Board of Directors of ArTV, a specialty channel. Prior to 2009, Ms. Bertrand was a partner of Davies Ward Phillips and Vineberg LLP, where she specialized in M&A and corporate finance, and served on the firm’s National Management Committee. Ms. Bertrand also chairs the Board of the Institute of Corporate Directors (Quebec Chapter), and is a Vice-Chair of the Board of Governors of McGill University. She was named as Advocatus emeritus (Ad. E.) in 2007 by the Quebec Bar in recognition of her exceptional contribution to the legal profession. Ms. Bertrand holds a law degree from McGill University (with High Distinction) and a Masters in Risk Management from New York University, Stern School of Business.
Marc Caira is the Vice-Chairman of the Board of Directors of Restaurant Brands International Inc., a multinational quick service restaurant company. He also serves on the Boards of Directors of Minto Group, a private real estate developer, and the Toronto General & Western Hospital Foundation. Previously, Mr. Caira was President and Chief Executive Officer of Tim Hortons Inc., a multinational fast food restaurant, from 2013 to 2014, and he also served as a member of the Executive Board of Nestlé S.A. in Switzerland, a transnational food and beverage company, and as Chief Executive Officer of Nestlé Professional. Mr. Caira holds an Advanced Diploma in Marketing Management from Seneca College, Toronto and is a graduate of the Director Program at The International Institute for Management Development, Lausanne, Switzerland.
Shirley E. Cunningham has had a career in information technology and business management spanning over 25 years. Ms. Cunningham retired in 2018 from her position as Executive Vice-President and Chief Operating Officer, Ag Business and Enterprise Strategy, for CHS Inc., a global energy, grains and foods company. Prior to joining CHS Inc. in 2013, Ms. Cunningham was the Chief Information Officer for Monsanto Company, a global agriculture company. Ms. Cunningham currently serves on the Board of Directors of Kemira Oyj, a Finnish-based global chemicals company providing innovative and sustainable solutions for improving water, energy and raw material efficiencies. She received a Master’s degree in Business Administration from Washington University in St. Louis.

Russell Goodman is a corporate director of public, private and not-for-profit companies. In addition to Gildan, he currently serves on the Board of Directors of Metro Inc., a leader in grocery and pharmaceutical distribution in Canada, where he is Chair of the Audit Committee and a member of the Corporate Governance and Nominating Committee, and the Board of Directors of Northland Power Inc., a leading global independent power producer, where he is Lead Independent Director, Chair of the Audit Committee and a member of the Compensation Committee. Mr. Goodman is also Chairman of the Independent Review Committee of IG Wealth Management Funds, which comprise mutual funds, ETFs and other wealth management solutions managed by entities within the Power Corporation group of companies. Mr. Goodman spent his business career at PricewaterhouseCoopers LLP until his retirement in 2011. From 1998 to 2011, he was the Managing Partner of various business units across Canada and the Americas and also held global leadership roles in the services and transportation industry sectors. Mr. Goodman is a Fellow Chartered Professional Accountant and a holder of the ICD.D designation from the Institute of Corporate Directors. He completed a Bachelor of Commerce degree from McGill University, is a recipient of the Governor General of Canada’s Sovereign’s Medal for Volunteers, and is a member of the Canadian Ski Hall of Fame.
Charles M. Herington is the Chief Operating Officer, Vice-Chairman and President of Global Operations at Zumba Fitness LLC, a worldwide provider of dance fitness classes. Mr. Herington sits on the Board of Directors of Molson Coors Brewing Company, a multinational brewing company, and was previously on the Board of Directors of its predecessor company, Adolph Coors Company, since 2003. Mr. Herington also sits on the Board of Directors of Klox Technologies, a specialty biopharmaceutical company, where he is Chair of the Compensation Committee and sits on the Audit Committee, as well as the Board of Directors of Hy Cite Enterprises, LLC, a designer and manufacturer of household products, where he sits on the Audit and Corporate Governance Committees. From 2006 to 2012, Mr. Herington served as Executive Vice-President of Developing and Emerging Markets Group (Latin America, Asia Pacific and Central & Eastern Europe) at Avon Products Inc., a manufacturer and marketer of beauty related products. Prior to that, Mr. Herington was President at Pepsico Restaurants Latin America, then he served as President of the Latin America division of Revlon, and then as President and Chief Executive Officer of America Online (AOLA) Latin America. Mr. Herington began his career in brand management at Procter & Gamble Co, a multinational consumer goods corporation. Mr. Herington received his B.S. from Instituto Tecnológico y de Estudios Superiores de Monterrey.
Luc Jobin has had a career as a business leader in Canada spanning over 30 years. Mr. Jobin retired from Canadian National Railway Company, a leading North American transportation and logistics company, where he served as President and Chief Executive Officer from 2016 to 2018 and as Executive Vice-President and Chief Financial Officer from 2009 to 2016. Prior to that, from 2005 to 2009, Mr. Jobin was Executive Vice-President of Power Corporation of Canada, a Canadian multinational diversified management and holding company with interests in the financial services, asset management, sustainable and renewable energy, and other business sectors. Previously, from 2003 to 2005, Mr. Jobin was Chief Executive Officer of Imperial Tobacco Canada, a subsidiary of British American Tobacco p.l.c., a multinational cigarette and tobacco manufacturing company, as well as Executive Vice-President and Chief Financial Officer, from 1998 to 2003. Mr. Jobin currently serves on the Board of Directors of British American Tobacco p.l.c., where he is a member of the Audit and Nominations Committees, and the Board of Directors of Hydro-Québec, a public utility company that manages the generation, transmission and distribution of electricity in Quebec. Mr. Jobin is a Chartered Professional Accountant and he received a Bachelor of Science Degree from Nova Southeastern University.
Craig A. Leavitt has had a career as a business leader in the retail sector that spans over 30 years. Mr. Leavitt most recently served as Chief Executive Officer of Kate Spade & Company, a designer and marketer of fashion accessories and apparel, from 2014 to 2017, oversaw all aspects of the Kate Spade New York and Jack Spade businesses and was a member of Kate Spade’s Board of Directors. He first joined Kate Spade in 2008 as Co-President and Chief Operating Officer and was named Chief Executive Officer in 2010. Mr. Leavitt led the successful $2.4 billion divestiture of Kate Spade & Company to Coach, Inc. in 2017 and integrated his team into the new company. Previously, Mr. Leavitt was President of Global Retail at Link Theory Holdings, a company that manufactures and sells contemporary clothing and accessories for men and women. At Link Theory Holdings, Mr. Leavitt was responsible for merchandising, operations, planning, allocation and real estate for the Theory and Helmut Lang retail businesses. He also spent several years at Diesel, an Italian retail clothing company, where he was most recently Executive Vice-President of Sales and Retail, and he spent 16 years at Polo Ralph Lauren, known for its clothing, marketing and distribution of products in apparel, home accessories and fragrances, where he held positions of increasing responsibility, including Executive Vice-President of Retail Concepts. Mr. Leavitt serves on the Boards of Directors of Build-A-Bear Workshop Inc., a global, interactive retail destination for creating customizable stuffed animals, where he is Non-Executive Chair, and Crate & Barrel, an industry-leading home furnishings specialty retailer. Mr. Leavitt holds a Bachelor of Arts Degree from Franklin & Marshall College.
Anne Martin-Vachon is the Chief Retail Officer for Rogers Communications Inc., a leading technology and media company providing wireless, residential and media to Canadians and Canadian businesses. Prior to her appointment in September 2019, Ms. Martin-Vachon served as President of Today's Shopping Choice, a division of Rogers Media for over three years. Before joining Rogers, Ms. Martin-Vachon held various executive positions in the consumer packaged goods and retail industry, including Chief Merchandising, Planning and Programming Officer at HSN, Inc., a leading interactive multi-channel entertainment and lifestyle retailer; Chief Marketing Officer at Nordstrom, Inc., a leading fashion specialty retailer operating 293 stores in 38 U.S. states; Chief Executive Officer at Lise Watier Cosmétiques, Inc., a Canadian-based beauty and skincare company; and Chief Marketing Officer at Bath & Body Works, LLC, which operates retail stores for personal care products. Ms. Martin-Vachon began her career at The Procter & Gamble Company, a multinational consumer goods company, where she spent more than 20 years in a variety of leadership positions across the company’s portfolio of beauty, personal care and household brands. Ms. Martin-Vachon holds a Master of Business Administration from McGill University and earned her Bachelor of Arts degree in business administration at the University of Québec in Trois-Rivières.
Officers
Listed below is certain information about the executive officers of Gildan in office as of the date hereof.

Name and Municipality of Residence	Position Held Within the Company and Principal Occupation
Glenn J. Chamandy(1) Westmount, Québec, Canada	President, Chief Executive Officer and Director
Rhodri J. Harries(1) Westmount, Québec, Canada	Executive Vice‑President, Chief Financial and Administrative Officer
Michael R. Hoffman St. Peter, Barbados	President, Sales, Marketing and Distribution
Benito A. Masi Panama City, Panama	President, Manufacturing
Chuck J. Ward Hickory, North Carolina, United States	Senior Vice-President, Yarn Spinning
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
Rhodri J. Harries joined Gildan in August 2015 as Executive Vice-President, Chief Financial and Administrative Officer. Prior to joining Gildan, Mr. Harries served as the Chief Financial Officer of Rio Tinto Alcan since 2014, where previously he held the position of Chief Commercial Officer from 2009 to 2013. Mr. Harries joined Alcan in Montréal in 2004 as the Vice President and Corporate Treasurer and remained with the company following its acquisition by Rio Tinto in 2007. Prior to joining Alcan, Mr. Harries spent 15 years in North America, Asia and Europe with General Motors, where he held successive positions of increasing responsibility in finance and business development. He is accountable for the Company’s financial management as well as overseeing human resources, corporate development and corporate affairs, information technology, legal affairs and corporate communications.
Michael R. Hoffman joined Gildan in October 1997. He served as Vice-President, Sales and Marketing for the international division until his appointment as President of Printwear in February 2001. Mr. Hoffman has over 30 years of experience in apparel sales and marketing. He provides strategic direction and leadership for the Company’s sales and marketing groups. As announced in February 2018, in conjunction with the consolidation of the Printwear and Branded Apparel operating segments, Mr. Hoffman was appointed President, Sales, Marketing and Distribution, overseeing all of the Company’s sales, marketing and distribution operations.
Benito A. Masi has been involved in apparel manufacturing in North America for over 30 years. He joined Gildan in 1986, and since then has held various positions in the Company. He was appointed Vice-President, Apparel Manufacturing in February 2001. In August 2004, he was appointed Executive Vice-President, Apparel Manufacturing and his title was changed to Executive Vice-President, Manufacturing in January 2005. In conjunction with the consolidation of the Printwear and Branded Apparel operating segments, Mr. Masi’s title has been changed to President, Manufacturing. Mr. Masi is responsible for the strategic and operational performance of the Company’s worldwide manufacturing facilities and supply chain.
Chuck J. Ward joined Gildan in April 2011 as part of the acquisition of GoldToe Moretz Holdings Corp., where he had served as the Executive Vice President and Chief Financial Officer. Upon joining Gildan, Mr. Ward served as Vice President, Integration leading the integration of GoldToe into Gildan. In 2012, Mr. Ward was appointed to the position of Senior Vice President, Yarn Spinning and has been responsible for leading the strategic development and operations of Gildan’s yarn spinning facilities. He serves as an active member of the Cotton Board.

As at February 21, 2020, the executive officers and directors of the Company as a group beneficially own 3,544,442 Common Shares, which represents 1.78% of the voting rights attached to all Common Shares.
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
Maryse Bertrand – Ms. Bertrand has had a career in law and business spanning over 35 years. Ms. Bertrand is currently an advisor in corporate governance and risk management and is a corporate director. Ms. Bertrand is a member of the Board of Directors of National Bank of Canada, Canada’s sixth largest retail and commercial bank, of PSP Investments, one of Canada’s largest pension investment managers, and of Metro Inc., a leader in the grocery and pharmaceutical distribution sectors in Canada. She is also a member of the Audit Committees of National Bank of Canada and Metro Inc. Ms. Bertrand holds a law degree from McGill University (with High Distinction) and a Masters in Risk Management from New York University, Stern School of Business.
Marc Caira – Mr. Caira is the Vice-Chairman of the Board of Directors of Restaurant Brands International Inc., a multinational quick service restaurant company. He also serves on the Board of Directors of Minto Group, a private real estate developer. Previously, Mr. Caira was President and Chief Executive Officer of Tim Hortons Inc., a multinational fast food restaurant, from 2013 to 2014, and he also served as a member of the Executive Board of Nestlé S.A. in Switzerland, a transnational food and beverage company, and as Chief Executive Officer of Nestlé Professional. Mr. Caira holds an Advanced Diploma in Marketing Management from Seneca College, Toronto and is a graduate of the Director Program at The International Institute for Management Development, Lausanne, Switzerland.
Shirley E. Cunningham – Ms. Cunningham has had a career in information technology and business management spanning over 25 years. Ms. Cunningham retired in 2018 from her position as Executive Vice-President and Chief Operating Officer, Ag Business and Enterprise Strategy, for CHS Inc., a global energy, grains and foods company. Ms. Cunningham currently serves on the Board of Directors of Kemira Oyj, a Finnish-based global chemicals company providing innovative and sustainable solutions for improving water, energy and raw material efficiencies. She received a Master’s degree in Business Administration from Washington University in St. Louis. As Chair of Gildan’s

Compensation and Human Resources Committee, Ms. Cunningham is required to sit on the Audit and Finance Committee.
Russell Goodman – Mr. Goodman is the Chair of the Audit and Finance Committee. He is a corporate director of public, private and not-for-profit companies. In addition to Gildan, he currently serves on the Boards of Directors of Metro Inc., a leader in grocery and pharmaceutical distribution in Canada, where he is Chair of the Audit Committee, and the Board of Directors of Northland Power Inc., a leading global independent power producer, where he is Lead Independent Director and Chair of the Audit Committee. Mr. Goodman is also Chairman of the Independent Review Committee of IG Wealth Management Funds, which comprise mutual funds, ETFs and other wealth management solutions managed by entities within the Power Corporation group of companies. Mr. Goodman is a Fellow Chartered Professional Accountant and a holder of the ICD.D designation from the Institute of Corporate Directors. He completed a Bachelor of Commerce degree from McGill University.
Luc Jobin – Mr. Jobin has had a career as a business leader in Canada spanning over 30 years. Mr. Jobin retired from Canadian National Railway Company, a leading North American transportation and logistics company, where he served as President and Chief Executive Officer from 2016 to 2018 and as Executive Vice-President and Chief Financial Officer from 2009 to 2016. Prior to that, from 2005 to 2009, Mr. Jobin was Executive Vice-President of Power Corporation of Canada, a Canadian multinational diversified management and holding company with interests in the financial services, asset management, sustainable and renewable energy, and other business sectors. Previously, from 2003 to 2005, Mr. Jobin was Chief Executive Officer of Imperial Tobacco Canada, a subsidiary of British American Tobacco p.l.c., a multinational cigarette and tobacco manufacturing company, as well as Executive Vice-President and Chief Financial Officer, from 1998 to 2003. Mr. Jobin currently serves on the Board of Directors of British American Tobacco p.l.c., where he is a member of the Audit Committee. Mr. Jobin is a Chartered Professional Accountant and he received a Bachelor of Science Degree from Nova Southeastern University.
Craig A. Leavitt – Mr. Leavitt has had a career as a business leader in the retail sector that spans over 30 years, having most recently served as Chief Executive Officer of Kate Spade & Company, a designer and marketer of fashion accessories and apparel, until its divestiture to Coach, Inc. in 2017. Mr. Leavitt serves on the Boards of Directors of Build-A-Bear Workshop Inc., a global, interactive retail destination for creating customizable stuffed animals, where he is Non-Executive Chair, and Crate & Barrel, an industry-leading home furnishings specialty retailer. Mr. Leavitt holds a Bachelor of Arts Degree from Franklin & Marshall College.
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
External Auditor Service Fees
The aggregate fees billed by KPMG LLP (“KPMG”), the Company’s external auditor, for various audit, audit-related and tax services rendered for the fiscal years 2019 and 2018 were as follows:
Audit Fees — The aggregate audit fees billed by KPMG were Cdn$2,562,000 for fiscal 2019 and Cdn$2,392,000 for fiscal 2018. These services consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, consultation concerning financial reporting and accounting standards, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were Cdn$78,000 for fiscal 2019 and Cdn$80,000 for fiscal 2018. These services consisted of translation services in both years.
Tax Fees — The aggregate tax fees billed by KPMG were Cdn$956,500 for fiscal 2019 and Cdn$801,000 for fiscal 2018. These services consisted of tax compliance, including assistance with the preparation and review of tax returns, the preparation of annual transfer pricing studies and tax services relating to domestic and international taxation.
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
MATERIAL CONTRACTS
Other than the agreements entered into during the normal course of business, the only material agreement entered into in fiscal 2019, or before fiscal 2019 and which is still in force, is the following:

•
The shareholder rights plan approved by the Board of Directors on February 22, 2017, ratified by the Company’s shareholders at the annual shareholders’ meeting on May 4, 2017. This agreement will expire on the date on which the annual meeting of the Company’s shareholders will be held in 2020, with one renewal option subject to shareholder approval, and subject to earlier termination or expiration in accordance with the plan’s terms. This agreement was filed on SEDAR on February 23, 2017, and is available at www.sedar.com.

INTERESTS OF EXPERTS
KPMG, the external auditor of the Company, reported on the 2019 Annual Financial Statements, which were filed with the securities regulatory authorities. KPMG LLP have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements included in this Annual Information Form constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Business Overview” and “Strategy and Objectives” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of the 2019 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans;

•	our ability to successfully integrate acquisitions and realize expected benefits and synergies;

•	the intensity of competitive activity and our ability to compete effectively;

•	changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit to minimum quantity purchases;

•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;

•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social, and economic risks, natural disasters, and pandemics in the countries in which we operate or sell to, or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, such as the coronavirus, and other unforeseen adverse events;

•
compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;

•
the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

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
ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Company’s equity compensation plans is contained in the management information circular for its most recent annual meeting of shareholders that involve the election of directors. Additional financial information is provided in the 2019 Annual Financial Statements and the 2019 Annual MD&A for its most recently completed financial year.

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

•
members of the Audit Committee shall be appointed annually by the Board upon recommendation of the Company’s Corporate Governance and Social Responsibility Committee (the “Corporate Governance Committee”); such members may be removed or replaced, and any vacancies on the Audit Committee shall be filled by the Board upon recommendation of the Company’s Corporate Governance Committee; membership on the Audit Committee shall automatically end at such time the Board determines that a member ceases to be “independent” as determined in the manner set forth above;

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

(1)
monitoring the integrity and quality of the Company’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control over financial reporting, through independent discussions with management, the external auditors and the internal auditors;

(2)
reviewing, with management and the external auditors, the annual audited consolidated financial statements of the Company and accompanying information, (including the report of the auditors thereon to be included in the annual report of the Company), the Company’s management’s discussion and analysis (“MD&A”) and annual earnings press release, prior to their release, filing and distribution;

(3)
reviewing, with management and the external auditors, the condensed interim consolidated financial statements of the Company and accompanying information, including the Company’s quarterly MD&A and quarterly earnings press release, prior to their release, filing and distribution;

(4)
reviewing, with management and where appropriate, the external auditors, the financial information contained in prospectuses, registration statements, offering memoranda, annual information forms, management information circulars, Form 6‑K (including Supplemental Disclosure) and Form 40‑F and any other document required to be disclosed or filed by the Company before their public disclosure or filing with regulatory authorities in Canada or the U.S.;

(5)
reviewing, with management, the type, presentation, controls and processes relating to financial information to be included in earnings press releases and other documents required to be filed with regulatory authorities in Canada or the U.S. (including earnings guidance and other material forward-looking information, as well as any use of pro-forma or non-GAAP financial information);

(6)
reviewing, with management, that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements, such as annual reports and investor presentations, and periodically assessing the adequacy of those procedures;

(7)
reviewing, with the external auditors and management, the quality, appropriateness and disclosure of the Company’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;

(8)
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

(9)	reviewing a copy of the representation letter provided to the external auditors from management and any additional representations required by the Audit Committee;

(10)	reviewing the external auditors’ quarterly review engagement report;

(11)	overseeing the procedures to review management certifications filed with applicable securities regulators;

(12)
reviewing the potential impact of any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of the Company and the appropriateness of the disclosure thereof in the documents reviewed by the Audit Committee;

(13)	overseeing the procedures to monitor the public disclosure of information by the Company;

(14)	reviewing the Company’s disclosure policy on a regular basis;

(15)
reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein.

(b)	Monitoring risk management and internal controls

(1)	receiving periodically management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures;

(2)
receiving periodically management’s reports assessing the adequacy and effectiveness of the Company’s systems of internal control over financial reporting and reviewing the report of the auditors thereon;

(3)	reviewing insurance coverage (annually and as may otherwise be appropriate);

(4)
reviewing and approving the Company’s policies and parameters regarding hedging activity and derivatives contracts entered into by management in order to address risks associated with foreign exchange fluctuations, commodity prices, interest rates and any other risks where the Company enters into derivatives contracts;

(5)
assisting the Board with the oversight of the Company’s compliance with, and reviewing the Company’s processes for complying with, applicable legal and regulatory requirements, including securities law and tax compliance;

(6)
overseeing the confidential, anonymous procedures for the receipt, retention and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters;

(7)	requesting the performance of any specific audit, as required.

(c)	Monitoring internal auditors

(1)	ensuring that the head of internal audit has a functional reporting relationship with the Audit Committee;

(2)	overseeing the access by internal auditors to all levels of management in order to carry out their duties;

(3)	regularly monitoring the internal audit function’s performance, its responsibilities, staffing and budget;

(4)
obtaining periodic reports from the head of internal audit regarding internal audit findings and reviewing periodic reports from management on the progress of management’s action plans for the remediation of control deficiencies related to such findings.

(5)	approving the appointment and termination of the Company’s chief internal auditor;

(6)	ensuring the ongoing accountability of the internal audit function to the Audit Committee and to the Board.

(d)	Monitoring external auditors

(1)	performing annual evaluations of the performance of the external auditors, including assessing their qualifications and compensation as well as the quality and independence of their audits;

(2)
monitoring at least annually the results of the periodic regulatory and professional quality-control examinations of the quality of the external audits, including any required remedial action to be taken by the external auditors and any internal control implications for the Company;

(3)	recommending the retention and, if appropriate, the removal and replacement of external auditors (all of which is subject to shareholder approval);

(4)
overseeing all relationships between the external auditors and the Company including, determining which non-audit services the external auditors are prohibited from providing, approving or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing and approving the total amount of fees paid by the Company to the external auditors for all audit and non-audit services;

(5)	overseeing the direct reporting and accountability of the external auditors to the Audit Committee and to the Board;

(6)	reviewing with external auditors and approving their annual audit plan document for the audit of the Company’s consolidated financial statements and internal controls over financial reporting.

(7)
overseeing the work of the external auditors, including the review of the external auditors’ quarterly and annual findings report presentations to the Audit Committee, and overseeing the resolution of any disagreement between the auditors and management regarding accounting and financial reporting;

(8)
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

(9)	reviewing at least annually, representations by the external auditors describing their internal quality-control procedures;

(10)
reviewing at least annually, the external auditors’ representations as to independence and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;

(11)	reviewing hiring policies for employees or former employees of the Company’s firm of external auditors;

(12)	overseeing the selection and rotation of lead, concurring and other partners involved in the audit.

(e)	Reviewing financings and capital allocation plans

(1)
reviewing the Company’s capital allocation plans, including dividend policies, share buyback programs, overall debt structure, and target leverage ratio, and making recommendations to the Board for approval thereon;

(2)
reviewing the adequacy, terms and conditions, and compliance relating to the Company’s material financing arrangements, including sales of accounts receivable, supplier factoring and hedging, and making recommendations to the Board for approval thereon.

(f)	Evaluating the performance of the Audit Committee

(1)	overseeing the existence of processes to annually evaluate the performance of the Audit Committee.
Because of the Audit Committee’s demanding role and responsibilities, the Board Chair, together with the Chair of the Corporate Governance and Social Responsibility Committee, reviews any invitation to Audit Committee members to join the audit committee of another publicly-listed entity. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including the Company, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit Committee and either requires a correction to the situation or discloses in the Company’s Management Information Circular that there is no such impairment.
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

Gildan Activewear Inc. (the “Registrant”, “Company” or “us”) undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission (“SEC”), and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in such securities.

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
Under the supervision and with the participation of our principal executive officer and our principal financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 29, 2019, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that evaluation, our principal executive officer and our principal financial officer concluded that our internal control over financial reporting was effective as of that date.

E.    Report of the registered public accounting firm.

KPMG LLP (“KPMG”), an independent registered public accounting firm, that audited and reported on our financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 29, 2019. The report is included on page 3 of the financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F.

F.    Changes in internal controls over financial reporting.

There have been no changes that occurred during the period beginning on December 31, 2018 and ended on December 29, 2019 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

G.    Audit Committee Financial Experts

The Registrant’s board of directors has determined that it has at least one (1) audit committee financial expert serving on its Audit and Finance Committee. Mr. Russell Goodman has been determined to be such audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The SEC has indicated that the designation of Mr. Goodman as an audit committee financial expert does not make Mr. Goodman an “expert” for any purpose, impose any duties, obligations or liability on Mr. Goodman that are greater than those imposed on members of the Audit and Finance Committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit and Finance Committee.

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

I.    Principal Accountant Fees and Services

In addition to retaining KPMG to report upon the annual consolidated financial statements of the Registrant, the Registrant retained KPMG to provide various audit-related and non-audit services in fiscal 2019. The aggregate fees billed for professional services by KPMG for each of the last two (2) fiscal years, were as follows:

Audit Fees - The aggregate audit fees billed by KPMG were Cdn $2,562,000 for the fiscal year ended December 29, 2019 and Cdn $2,392,000 for the fiscal year ended December 30, 2018. These services consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, consultation concerning financial reporting and accounting standards, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.
Audit-Related Fees - The aggregate audit-related fees billed by KPMG were Cdn $78,000 for fiscal 2019 and Cdn $80,000 for fiscal 2018. These services consisted of translation services in both years.
Tax Fees - The aggregate tax fees billed by KPMG were Cdn $956,500 for fiscal 2019 and Cdn $801,000 for fiscal 2018. These services consisted of tax compliance, including assistance with the preparation and review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies and tax advisory services relating to domestic and international taxation.
All fees billed to the Registrant by KPMG in fiscal 2019 were pre-approved by the Registrant’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate and pursuant to applicable legislation. The mandate of the Audit and Finance Committee is available on the Registrant’s website at http://www1.gildan.com/corporate/IR/corporateGovernance.cfm.

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

In fiscal 2019 and fiscal 2018, the Company’s Audit and Finance Committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.

J.    Off-Balance Sheet Arrangements

Leases and Commitments

The Registrant has no commitments that are not reflected in its balance sheets except for purchase obligations, as well as minimum royalty payments, which are included in the table of contractual obligations on page 29 of its Management’s Discussion and Analysis (see Exhibit 99.1) under the caption “Off-balance sheet arrangements and maturity analysis of contractual obligations”, which is incorporated by reference herein. As disclosed in Note 23(b) to the Registrant’s consolidated financial statements (see Exhibit 99.2), the Registrant has issued financial guarantees, irrevocable standby letters of credit and surety bonds amounting to $72.6 million at December 29, 2019.

K.    Tabular Disclosure of Contractual Obligations

See page 29 of Exhibit 99.1 under the caption “Off-balance sheet arrangements and maturity analysis of contractual obligations”, which is incorporated by reference herein.

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

M.    Identification of the Audit Committee
The Registrant has a separately-designated standing audit committee, known as the Audit and Finance Committee, established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Registrant’s Audit and Finance Committee are Ms. Maryse Bertrand, Mr. Marc Caira, Ms. Shirley E. Cunningham, Mr. Russell Goodman, Mr. Luc Jobin, and Mr. Craig A. Leavitt. Please refer to the section of our Annual Information Form entitled “Audit and Finance Committee Disclosure”, incorporated by reference herein, for additional information.

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

Although many of the NYSE Corporate Governance Standards (the “NYSE Standards”) do not apply to the Registrant, it nevertheless voluntarily complies with most of the NYSE Standards. In fact, the Registrant’s corporate governance practices differ significantly in only one respect from those required of U.S. domestic issuers under the NYSE Standards, which is with respect to the approval of equity compensation plans. The NYSE Standards require shareholder approval of all equity compensation plans and material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. The rules of the TSX (the “TSX Rules”), however, do not require shareholder approval in all those circumstances. The Registrant complies with the TSX Rules in this respect, hence, only the creation or material amendments to equity compensation plans that provide for new issuances of securities are subject to shareholder approval. The Registrant has in place plans which did not require the approval of its shareholders under the TSX Rules but which could have required the approval of its shareholders under the NYSE Standards as applicable to U.S. domestic issuers.

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
DATED: February 21, 2020
GILDAN ACTIVEWEAR INC.
/s/ Lindsay Matthews

Name:	Lindsay Matthews

Title:	Vice-President, General Counsel and Corporate Secretary

-

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management’s Discussion and Analysis of the Registrant for the year ended December 29, 2019
99.2	Audited comparative consolidated financial statements of the Registrant as at and for the year ended December 29, 2019
99.3	Consent of KPMG LLP
99.4	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)
99.5	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
101	XBRL Instance Document