Form 40-F
period 2021-01-03
Gildan Activewear Inc.
filed 2021-02-26
CIK 1061894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
Or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: January 3, 2021                        Commission File number: 01-14830
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

Gildan USA Inc., 1980 Clements Ferry Road, Charleston, SC 29492, (843) 606-3600
(Name, address and telephone number of agent for service in the United States)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares	GIL	New York Stock Exchange
Rights to Purchase Common Shares	GIL	New York Stock Exchange

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
198,410,119
Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

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
Indicated by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.                                  ☑

PRINCIPAL DOCUMENTS
The following documents have been filed as part of the Annual Report on From 40-F:
A.Management's Discussion and Analysis of Gildan Activewear Inc. (the “Registrant”, “Company” or “us”) for the year ended January 3, 2021.
B.    Audited comparative consolidated financial statements of the Registrant as at and for the year ended January 3, 2021.
C.    Annual Information Form of the Registrant for the year ended January 3, 2021.

DISCLOSURE CONTROLS AND PROCEDURES
A.Evaluation of disclosure controls and procedures
Our disclosure controls and procedures (as such term is defined in the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed in our reports filed with the SEC is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.
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
B.    Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.
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
Under the supervision and with the participation of our principal executive officer and our principal financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of January 3, 2021, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that evaluation, our principal executive officer and our principal financial officer concluded that our internal control over financial reporting was effective as of that date.
C.    Attestation of the registered public accounting firm.
KPMG LLP (“KPMG”), an independent registered public accounting firm, that audited and reported on our financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F, has issued an attestation report on the effectiveness of our internal control over financial reporting as of January 3, 2021. The report is included on page 5 of the financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F.
D.    Changes in internal controls over financial reporting.
There have been no changes that occurred during the period beginning on December 30, 2019 and ended on January 3, 2021 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

AUDIT COMMITTEE FINANCIAL EXPERT
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

PRINCIPAL ACCOUNTANT FEES AND SERVICES
In addition to retaining KPMG to report upon the annual consolidated financial statements of the Registrant, the Registrant retained KPMG to provide various audit-related and non-audit services in fiscal 2020. The aggregate fees billed for professional services by KPMG for each of the last two (2) fiscal years, were as follows:
Audit Fees - The aggregate audit fees billed by KPMG were Cdn $2,578,750 for the fiscal year ended January 3, 2021 and Cdn $2,459,500 for the fiscal year ended December 29, 2019. These services consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.
Audit-Related Fees - The aggregate audit-related fees billed by KPMG were Cdn $172,940 for fiscal 2020 and Cdn $180,500 for fiscal 2019. These services consisted of consultation concerning financial reporting and accounting standards, and translation services in both years.
Tax Fees - The aggregate tax fees billed by KPMG were Cdn $695,750 for fiscal 2020 and Cdn $956,500 for fiscal 2019. These services consisted of tax compliance, including assistance with the preparation and review of tax returns, assistance regarding income, capital and sales tax audits, and the preparation of annual transfer pricing studies.
All fees billed to the Registrant by KPMG in fiscal 2020 were pre-approved by the Registrant’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate and pursuant to applicable legislation. The mandate of the Audit and Finance Committee is available on the Registrant’s website at http://www1.gildan.com/corporate/IR/corporateGovernance.cfm.
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
In fiscal 2020 and fiscal 2019, the Company’s Audit and Finance Committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.

OFF BALANCE SHEET ARRANGEMENTS
Leases and Commitments
The Registrant has no commitments that are not reflected in its balance sheets except for purchase obligations, as well as minimum royalty payments, which are included in the table of contractual obligations on page 35 of its Management’s Discussion and Analysis (see Exhibit 99.1) under the caption “Off-balance sheet arrangements and maturity analysis of contractual obligations”, which is incorporated by reference herein. As disclosed in Note 23(b) to the Registrant’s consolidated financial statements (see Exhibit 99.2), the Registrant has issued financial guarantees, irrevocable standby letters of credit and surety bonds amounting to $54.6 million at January 3, 2021.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATION
See page 35 of Exhibit 99.1 under the caption “Off-balance sheet arrangements and maturity analysis of contractual obligations”, which is incorporated by reference herein.

CORPORATE GOVERNANCE PRACTICES
The Registrant has adopted Corporate Governance Guidelines as well as mandates for its board of directors and each of its three committees which are available at the Registrant’s Internet website, http://www1.gildan.com/corporate/IR/corporateGovernance.cfm, and are available in print to any shareholder who requests them. All references in this Annual Report on Form 40-F to websites are inactive textual references, and information contained in or otherwise accessible through the websites mentioned in this Annual Report on Form 40-F does not form part of this Annual Report on From 40-F.
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

IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately-designated standing audit committee, known as the Audit and Finance Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Registrant's Audit and Finance Committee are Ms. Maryse Bertand, Mr. Marc Caira, Ms. Shirley Cunningham, Mr. Russell Goodman, Mr. Luc Jobin and Mr. Craig A. Leavitt. Please refer to the section of our Annual Information Form entitled "Audit and Finance Committee Disclosure", incorporated by reference herein, for additional information.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A. Undertaking
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in such securities.
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
DATED: February 26, 2021
GILDAN ACTIVEWEAR INC.
/s/ Lindsay Matthews
Name:    Lindsay Matthews
Title:    Vice-President, General Counsel and Corporate Secretary

-

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management’s Discussion and Analysis of the Registrant for the year ended January 3, 2021
99.2	Audited comparative consolidated financial statements of the Registrant as at and for the year ended January 3, 2021
99.3	Annual Information Form of the Registrant for the year ended January 3, 2021
99.4	Consent of KPMG LLP
99.5	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)
99.6	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
101	XBRL Instance Document