Form 40-F
period 2022-01-02
Gildan Activewear Inc.
filed 2022-02-24
CIK 1061894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
Or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: January 2, 2022                        Commission File number: 01-14830
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
192,267,273
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
The following documents have been filed as part of the Annual Report on Form 40-F:
A.Management's Discussion and Analysis of Gildan Activewear Inc. (the “Registrant”, “Company” or “us”) for the year ended January 2, 2022.
B.    Audited comparative consolidated financial statements of the Registrant as at and for the year ended January 2, 2022, including the report of Independent Registered Public Accounting Firm KPMG LLP, Montreal, Canada, Auditor Firm ID: 85.
C.    Annual Information Form of the Registrant for the year ended January 2, 2022.

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
An evaluation was carried out under the supervision of, and with the participation of, our management, including our principal executive officer and our principal financial officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 40-F. For the year ended January 2, 2022, management limited the scope of the design of disclosure controls and procedures (DC&P) and internal controls over financial reporting (ICFR) to exclude controls and procedures of Frontier Yarns Inc. ("Frontier Yarns"), acquired by the Registrant on December 10, 2021, the results of which are included in the audited annual consolidated financial statements of the Registrant for the year ended January 2, 2022. The consolidated results of the Registrant for the year ended January 2, 2022 included net sales of nil and net earnings of $0.3 million relating to Frontier Yarns' results of operations since the date of acquisition. Frontier Yarns accounted for approximately $250 million of total assets and $72 million of total liabilities, in the Company's audited consolidated statement of financial position as at January 2, 2022.
Based on that evaluation, which excluded Frontier Yarns' disclosure controls and procedures, our principle executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of such period.

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
Under the supervision and with the participation of our principal executive officer and our principal financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of January 2, 2022, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that evaluation, which excluded Frontier Yarns' internal controls over financial reporting, our principal executive officer and our principal financial officer concluded that our internal control over financial reporting was effective as of that date.

C.    Attestation of the registered public accounting firm.
KPMG LLP (“KPMG”), an independent registered public accounting firm, that audited and reported on our financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F, has issued an attestation report on the effectiveness of our internal control over financial reporting as of January 2, 2022. The report is included on page 4 of the financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F.
D.    Changes in internal controls over financial reporting.
There have been no changes that occurred during the period beginning on January 4, 2021 and ended on January 2, 2022 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant’s board of directors has determined that it has at least one (1) audit committee financial expert serving on its Audit and Finance Committee. Mr. Luc Jobin has been determined to be such audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The SEC has indicated that the designation of Mr. Jobin as an audit committee financial expert does not make Mr. Jobin an “expert” for any purpose, impose any duties, obligations or liability on Mr. Jobin that are greater than those imposed on members of the Audit and Finance Committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit and Finance Committee.

CODE OF ETHICS
The Registrant adopted a Code of Ethics (the “Code of Ethics”) that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics is available at the Registrant’s website, http://www.gildancorp.com, and is available, without charge, in print to any shareholder who requests it.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
In addition to retaining KPMG to report upon the annual consolidated financial statements of the Registrant, the Registrant retained KPMG to provide various audit-related and non-audit services in fiscal 2021. The aggregate fees billed for professional services by KPMG for each of the last two (2) fiscal years, were as follows:
Audit Fees - The aggregate audit fees billed by KPMG were Cdn $2,513,250 for the fiscal year ended January 2, 2022 and Cdn $2,578,750 for the fiscal year ended January 3, 2021. These services consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.
Audit-Related Fees - The aggregate audit-related fees billed by KPMG were Cdn $160,500 for fiscal 2021 and Cdn $172,940 for fiscal 2020. These services consisted of consultation concerning financial reporting and accounting standards, and translation services in both years.
Tax Fees - The aggregate tax fees billed by KPMG were Cdn $705,500 for fiscal 2021 and Cdn $695,750 for fiscal 2020. These services consisted of tax compliance, including assistance with the preparation and review of tax returns, assistance regarding income, capital and sales tax audits, and the preparation of annual transfer pricing studies.
All fees billed to the Registrant by KPMG in fiscal 2021 were pre-approved by the Registrant’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate and pursuant to applicable legislation. The mandate of the Audit and Finance Committee is available on the Registrant’s website at https://gildancorp.com/en/company/governance/.

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
In fiscal 2021 and fiscal 2020, the Company’s Audit and Finance Committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.

OFF BALANCE SHEET ARRANGEMENTS
See page 30 of Exhibit 99.1 under the caption “Off-balance sheet arrangements and maturity analysis of contractual obligations”, which is incorporated by reference herein.
CONTRACTUAL AND OTHER OBLIGATIONS
See page 30 of Exhibit 99.1 under the caption “Off-balance sheet arrangements and maturity analysis of contractual obligations”, which is incorporated by reference herein.

CORPORATE GOVERNANCE PRACTICES
The Registrant has adopted Corporate Governance Guidelines as well as mandates for its board of directors and each of its three committees which are available at the Registrant’s Internet website, https://gildancorp.com/en/company/governance/, and are available in print to any shareholder who requests them. All references in this Annual Report on Form 40-F to websites are inactive textual references, and information contained in or otherwise accessible through the websites mentioned in this Annual Report on Form 40-F does not form part of this Annual Report on From 40-F.
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
DATED: February 24, 2022
GILDAN ACTIVEWEAR INC.
/s/ Michelle Taylor
Name:    Michelle Taylor
Title:    Vice-President, General Counsel and Corporate Secretary

-

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management’s Discussion and Analysis of the Registrant for the year ended January 2, 2022
99.2	Audited comparative consolidated financial statements of the Registrant as at and for the year ended January 2, 2022
99.3	Annual Information Form of the Registrant for the year ended January 2, 2022
99.4	Consent of KPMG LLP
99.5	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)
99.6	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
101	XBRL Instance Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)