Form 40-F/A
period 2022-01-02
Gildan Activewear Inc.
filed 2022-03-08
CIK 1061894

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 AMENDMENT NO. 1 TO FORM 40-F � Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 Or  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 For Fiscal year ended: January 2, 2022 Commission File number: 01-14830 GILDAN ACTIVEWEAR INC. (Exact name of registrant as specified in its charter) Canada (Province or other jurisdiction of incorporation or organization) 2200, 2250, 2300 (Primary standard industrial classification code number, if applicable) Not Applicable (I.R.S. employer identification number, if applicable) 600 de Maisonneuve Boulevard West, Montreal, Quebec, Canada H3A 3J2, (514) 735-2023 (Address and telephone number of registrant’s principal executive office) Gildan USA Inc., 1980 Clements Ferry Road, Charleston, SC 29492, (843) 606-3600 (Name, address and telephone number of agent for service in the United States) Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol Name of each exchange on which registered Common Shares GIL New York Stock Exchange Rights to Purchase Common Shares GIL New York Stock Exchange Securities registered or to be registered pursuant to Section 12(g) of the Act: None Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None For annual reports, indicate by check mark the information filed with this form: � Annual Information Form � Audited Annual Financial Statements Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Common Shares: 192,267,273 Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes  No 

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes  No  Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging Growth Company  If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised accounting standards† provided pursuant to Section 13(a) of the Exchange Act  †The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012. Indicated by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. 

EXPLANATORY COMMENT This Amendment No. 1 to the Annual Report on Form 40-F (“Amendment No. 1”) amends the Annual Report on Form 40-F of Gildan Activewear Inc. (the “Registrant”) for the fiscal year ended January 2, 2022, which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 24, 2022 (the “Original Annual Report”). This Amendment No. 1 is being filed solely to include KPMG LLP’s amended consent (filed as Exhibit 99.4 to this Amendment No. 1), which was amended to correct a scriveners error. Except as described above, the Original Annual Report remains unchanged. This Amendment No. 1 does not reflect events occurring after the filing of the Original Annual Report, or modify or update those disclosures. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Annual Report.

SIGNATURES Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized. DATED: March 8, 2022 GILDAN ACTIVEWEAR INC. /s/ Michelle Taylor Name: Michelle Taylor Title: Vice-President, General Counsel and Corporate Secretary

EXHIBIT INDEX Exhibit No. Description 99.1* Management’s Discussion and Analysis of the Registrant for the year ended January 2, 2022 99.2* Audited comparative consolidated financial statements of the Registrant as at and for the year ended January 2, 2022 99.3* Annual Information Form of the Registrant for the year ended January 2, 2022 99.4 Consent of KPMG LLP 99.5 Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a) 99.6 Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code 101* XBRL Instance Document 104* Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) *Previously filed.