Form 40-F
period 2023-12-31
Gildan Activewear Inc.
filed 2024-02-21
CIK 1061894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
Or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: December 31, 2023                        Commission File number: 01-14830
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

Gildan USA LLC., 1980 Clements Ferry Road, Charleston, SC 29492, (843) 606-3600
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
169,986,477
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
The following documents have been filed as part of the Annual Report on Form 40-F:
A.Management's Discussion and Analysis of Gildan Activewear Inc. (the “Registrant”, “Company” or “us”) for the year ended December 31, 2023.
B.    Audited comparative consolidated financial statements of the Registrant as at and for the year ended December 31, 2023, including the report of Independent Registered Public Accounting Firm KPMG LLP, Montreal, Canada, Auditor Firm ID: 85.
C.    Annual Information Form of the Registrant for the year ended December 31, 2023.

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
Under the supervision and with the participation of our principal executive officer and our principal financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2023, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that evaluation, our principal executive officer and our principal financial officer concluded that our internal control over financial reporting was effective as of that date.

C.    Attestation of the registered public accounting firm.
KPMG LLP (“KPMG”), an independent registered public accounting firm, that audited and reported on our financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2023. The report is included on page 4 of the financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F.
D.    Changes in internal controls over financial reporting.
There have been no changes that occurred during the period beginning on January 2, 2023 and ended on December 31, 2023 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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

PRINCIPAL ACCOUNTANT FEES AND SERVICES
In addition to retaining KPMG to report upon the annual consolidated financial statements of the Registrant, the Registrant retained KPMG to provide various audit-related and non-audit services in fiscal 2023. The aggregate fees billed for professional services by KPMG for each of the last two (2) fiscal years, were as follows:
Audit Fees - The aggregate audit fees billed by KPMG were Cdn $3,149,750 for the fiscal year ended December 31, 2023 and Cdn $2,884,500 for the fiscal year ended January 1, 2023. These fees consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, services provided in connection with statutory and regulatory filings or engagements, services provided for private placement/offering memorandum, and additional audit procedures related to accounting matters. The fees for the annual audit of the Company’s consolidated financial statements also include KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.

Audit-Related Fees - The aggregate audit-related fees billed by KPMG were Cdn $402,750 for fiscal 2023 and Cdn $273,000 for fiscal 2022. These services consisted of translation services, ESG assurance, and certification of paid-up capital for Gildan’s subsidiaries.

Tax Fees - The aggregate tax fees billed by KPMG were Cdn $613,750 for fiscal 2023 and Cdn $717,750 for fiscal 2022. These services consisted of tax compliance, including assistance with the preparation and review of tax returns, assistance regarding income, capital and sales tax audits, and the preparation of annual transfer pricing studies.
All other fees - There are no other fees to report under this category for professional services rendered by KPMG for the Registrant.

All fees billed to the Registrant by KPMG in fiscal 2023 were pre-approved by the Registrant’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate and pursuant to applicable legislation. The mandate of the Audit and Finance Committee is available on the Registrant’s website at https://gildancorp.com/en/company/governance/.

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
In fiscal 2023, the Company’s Audit and Finance Committee did not approve any audit-related, tax or other services pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
CONTRACTUAL AND OTHER OBLIGATIONS
See page 31 of Exhibit 99.1 under the caption “Off-balance sheet arrangements and maturity analysis of contractual obligations”, which is incorporated by reference herein.
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
IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately-designated standing audit committee, known as the Audit and Finance Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Registrant's Audit and Finance Committee are Ms. Maryse Bertrand, Mr. Dhaval Buch, Mr. Marc Caira, Mr. Luc Jobin and Ms. Sharon Driscoll. Please refer to the section of our Annual Information Form entitled "Audit and Finance Committee Disclosure", incorporated by reference herein, for additional information.

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
DATED: February 21, 2024
GILDAN ACTIVEWEAR INC.
/s/ Michelle Taylor
Name:    Michelle Taylor
Title:    Vice-President, General Counsel and Corporate Secretary

-

EXHIBIT INDEX

Exhibit No.	Description

97	Clawback Policy
99.1	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2023
99.2	Audited comparative consolidated financial statements of the Registrant as at and for the year ended December 31, 2023
99.3	Annual Information Form of the Registrant for the year ended December 31, 2023
99.4	Consent of KPMG LLP
99.5	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)
99.6	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
101	XBRL Instance Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)