Form 40-F
period 2024-12-29
Gildan Activewear Inc.
filed 2025-02-19
CIK 1061894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
Or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: December 29, 2024                        Commission File number: 01-14830
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

Gildan USA LLC, 1980 Clements Ferry Road, Charleston, SC 29492, (843) 606-3600
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
152,410,994
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
The following documents have been filed as part of the Annual Report on Form 40-F:
A.Management's Discussion and Analysis of Gildan Activewear Inc. (the “Registrant”, “Company” or “us”) for the year ended December 29, 2024.
B.    Audited comparative consolidated financial statements of the Registrant as at and for the year ended December 29, 2024, including the report of Independent Registered Public Accounting Firm KPMG LLP, Montreal, Canada, Auditor Firm ID: 85.
C.    Annual Information Form of the Registrant for the year ended December 29, 2024.

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
Under the supervision and with the participation of our principal executive officer and our principal financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 29, 2024, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that evaluation, our principal executive officer and our principal financial officer concluded that our internal control over financial reporting was effective as of that date.

C.    Attestation of the registered public accounting firm.
KPMG LLP (“KPMG”), an independent registered public accounting firm, that audited and reported on our financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 29, 2024. The report is included on page 4 of the financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F.
D.    Changes in internal controls over financial reporting.
There have been no changes that occurred during the period beginning on January 1, 2024 and ended on December 29, 2024 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant’s board of directors has determined that it has at least one (1) audit committee financial expert serving on its Audit and Finance Committee. Mr. Ghislain Houle has been determined to be such audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The SEC has indicated that the designation of Mr. Houle as an audit committee financial expert does not make Mr. Houle an “expert” for any purpose, impose any duties, obligations or liability on Mr. Houle that are greater than those imposed on members of the Audit and Finance Committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit and Finance Committee.

CODE OF ETHICS
The Registrant adopted a Code of Ethics (the “Code of Ethics”) that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics is available at the Registrant’s website, http://www.gildancorp.com, and is available, without charge, in print to any shareholder who requests it.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
In addition to retaining KPMG to report upon the annual consolidated financial statements of the Registrant, the Registrant retained KPMG to provide various audit-related and non-audit services in fiscal 2024. The aggregate fees billed for professional services by KPMG for each of the last two (2) fiscal years, were as follows:
Audit Fees - The aggregate audit fees billed by KPMG were Cdn $3,835,250 for the fiscal year ended December 29, 2024 and Cdn $3,149,750 for the fiscal year ended December 31, 2023. These fees consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, and services provided in connection with statutory and regulatory filings or engagements, services provided in connection with our inaugural bond offering in 2024, and additional audit procedures related to accounting matters. The fees for the annual audit of the Company’s consolidated financial statements also include KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.

Audit-Related Fees - The aggregate audit-related fees billed by KPMG were Cdn $567,250 for fiscal 2024 and Cdn $402,750 for fiscal 2023. These services consisted of translation services, ESG assurance, procedures upon non-GAAP financial measures, and certification of paid-up capital for Gildan’s subsidiaries.

Tax Fees - The aggregate tax fees billed by KPMG were Cdn $596,000 for fiscal 2024 and Cdn $613,750 for fiscal 2023. These services consisted of tax compliance, including assistance with the preparation and review of tax returns, assistance regarding income, capital and sales tax audits, and the preparation of annual transfer pricing studies.
All other fees - There are no other fees to report under this category for professional services rendered by KPMG for the Registrant.

All fees billed to the Registrant by KPMG in fiscal 2024 were pre-approved by the Registrant’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate and pursuant to applicable legislation. The mandate of the Audit and Finance Committee is available on the Registrant’s website at https://gildancorp.com/en/company/governance/.

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
In fiscal 2024, the Company’s Audit and Finance Committee did not approve any audit-related, tax or other services pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
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
IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately-designated standing audit committee, known as the Audit and Finance Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Registrant's Audit and Finance Committee are Mr. Ghislain Houle, Ms. Karen Stuckey, Mr. Michener Chandlee, and Mr. J.P. Towner. Please refer to the section of our Annual Information Form entitled "Audit and Finance Committee Disclosure", incorporated by reference herein, for additional information.

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
DATED: February 19, 2025
GILDAN ACTIVEWEAR INC.
/s/ Michelle Taylor
Name:    Michelle Taylor
Title:    Vice-President, General Counsel and Corporate Secretary

-

EXHIBIT INDEX

Exhibit No.	Description

97.1	Clawback Policy
99.1	Management’s Discussion and Analysis of the Registrant for the year ended December 29, 2024
99.2	Audited comparative consolidated financial statements of the Registrant as at and for the year ended December 29, 2024
99.3	Annual Information Form of the Registrant for the year ended December 29, 2024
99.4	Consent of KPMG LLP
99.5	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)
99.6	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
101	XBRL Instance Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)