Form 40-F
period 2025-12-28
Gildan Activewear Inc.
filed 2026-02-26
CIK 1061894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
Or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: December 28, 2025                        Commission File number: 01-14830
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
185,152,443
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
The following documents have been filed as part of the Annual Report on Form 40-F:
A.Management's Discussion and Analysis of Gildan Activewear Inc. (the “Registrant”, “Company” or “us”) for the year ended December 28, 2025.
B.    Audited comparative consolidated financial statements of the Registrant as at and for the year ended December 28, 2025, including the report of Independent Registered Public Accounting Firm KPMG LLP, Montreal, Canada, Auditor Firm ID: 85.
C.    Annual Information Form of the Registrant for the year ended December 28, 2025.

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
An evaluation was carried out under the supervision of, and with the participation of, our management, including our principal executive officer and our principal financial officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 40-F. For the year ended December 28, 2025, management limited the scope of its evaluation of disclosure controls and procedures (DC&P) to exclude disclosure controls and procedures of HanesBrands LLC ("Hanes"), acquired by the Registrant on December 1, 2025, the results of which are included in the audited annual consolidated financial statements of the Registrant for the year ended December 28, 2025, to the extent Hanes’ disclosure controls and procedures are subsumed by internal controls over financial report (ICFR). The consolidated results of the Registrant for the year ended December 28, 2025 included net sales of $217 million and net loss of $17 million relating to Hanes' results of operations since the date of acquisition. Hanes accounted for approximately $2,470 million of current assets, $3,858 million of non-current assets, $1,078 million of current liabilities, and $1,731 million of non-current liabilities in the Company's audited consolidated statement of financial position as at December 28, 2025.
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
For the year ended December 28, 2025, management limited the scope of its evaluation of internal controls over financial reporting (ICFR) to exclude internal controls over financial reporting of Hanes, acquired by the Registrant on December 1, 2025, the results of which are included in the audited annual consolidated financial statements of the Registrant for the year ended December 28, 2025. The consolidated results of the Registrant for the year ended December 28, 2025 included net sales of $217 million and net loss of $17 million relating to Hanes' results of operations since the date of acquisition. Hanes accounted for approximately $2,470 million of current assets, $3,858 million of non-current assets, $1,078 million of current liabilities, and $1,731 million of non-current liabilities in the Company's audited consolidated statement of financial position as at December 28, 2025.
Under the supervision and with the participation of our principal executive officer and our principal financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 28, 2025, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that evaluation, our principal executive officer and our principal financial officer concluded that our internal control over financial reporting was effective as of that date.

C.    Attestation of the registered public accounting firm.
KPMG LLP (“KPMG”), an independent registered public accounting firm, that audited and reported on our financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 28, 2025. The report is included on page 4 of the financial statements attached as Exhibit 99.2 to this Annual Report on Form 40-F.
D.    Changes in internal controls over financial reporting.
There have been no changes that occurred during the period beginning on December 30, 2024 and ended on December 28, 2025 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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

PRINCIPAL ACCOUNTANT FEES AND SERVICES
In addition to retaining KPMG to report upon the annual consolidated financial statements of the Registrant, the Registrant retained KPMG to provide various audit-related and non-audit services in fiscal 2025. The aggregate fees billed for professional services by KPMG for each of the last two (2) fiscal years, were as follows:
Audit Fees - The aggregate audit fees billed by KPMG were Cdn $6,569,750 for the fiscal year ended December 28, 2025 and Cdn $3,835,250 for the fiscal year ended December 29, 2024. These fees consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, and services provided in connection with statutory and regulatory filings or engagements, services provided in connection with Canadian bond offerings, and additional audit procedures related to accounting matters. For fiscal 2025, the fees reflect the increase in the scope of the audit resulting from the Hanes acquisition and for merger securities services related to auditor involvement with SEC registration statement on Form F-4 and Form S-8 and the US Offering Memorandum as a result of the Hanes acquisition. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.

Audit-Related Fees - The aggregate audit-related fees billed by KPMG were Cdn $482,750 for fiscal 2025 and Cdn $567,250 for fiscal 2024. These services consisted of translation services, ESG assurance, and certification of paid-up capital for Gildan’s subsidiaries.

Tax Fees - The aggregate tax fees billed by KPMG were Cdn $894,000 for fiscal 2025 and Cdn $596,000 for fiscal 2024. These services consisted of tax compliance, including assistance with the preparation and review of tax returns, and the preparation of annual transfer pricing studies.

All other fees - There are no other fees to report under this category for professional services rendered by KPMG for the Registrant.
All fees billed to the Registrant by KPMG in fiscal 2025 were pre-approved by the Registrant’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate and pursuant to applicable legislation. The mandate of the Audit and Finance Committee is available on the Registrant’s website at https://gildancorp.com/en/company/governance/.

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
In fiscal 2025, the Company’s Audit and Finance Committee did not approve any audit-related, tax or other services pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
CONTRACTUAL AND OTHER OBLIGATIONS
See page 38 of Exhibit 99.1 under the caption “Off-balance sheet arrangements and maturity analysis of contractual obligations”, which is incorporated by reference herein.
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

IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately-designated standing audit committee, known as the Audit and Finance Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Registrant's Audit and Finance Committee are Mr. Ghislain Houle, Ms. Karen Stuckey, and Mr. Michener Chandlee. Please refer to the section of our Annual Information Form entitled "Audit and Finance Committee Disclosure", incorporated by reference herein, for additional information.

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
DATED: February 26, 2026
GILDAN ACTIVEWEAR INC.
/s/ Rob Assal
Name:    Rob Assal
Title:    Executive Vice-President, Chief Legal and Administrative Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

97.1	Clawback Policy
99.1	Management’s Discussion and Analysis of the Registrant for the year ended December 28, 2025
99.2	Audited comparative consolidated financial statements of the Registrant as at and for the year ended December 28, 2025
99.3	Annual Information Form of the Registrant for the year ended December 28, 2025
99.4	Consent of KPMG LLP
99.5	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)
99.6	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
101	XBRL Instance Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)